№ 82-5198

CENTERTELECOM

JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

Degtiarny per., 6/2, Moscow, GSP-3, 125993, Russia Phone: +7(095) 209-33-25. Fax: +7 (095) 209-30-07. E-mail: info@centertelecom.ru

ref.№ 08-15/274 date 09.11.200 [redacted]

04046481

RECEIVED 2004 NOV 16 A 10:58 OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Office of International Finance
Corporate Finance Division
450 Fifth Street, NW
Washington, DC 20549-1044, USA

Dear Sirs!

Pursuant to Depositary Agreement of September 4, 2001 as revised and amended on December 10, 2001, JSC CenterTelecom is duly submitting to the US Securities and Exchange Commission the following public reports and documents (see enclosures) required in accordance with the Russian Law or stipulated otherwise, according to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

1. Acquisition by the issuer of a stake in the charter capital of another for-profit organization – TverTelecom LLC;
2. Sale by the issuer of its interest in the charter capital of another for-profit organization – ZAO Cellular Communications of Black-Soil Area (Chernozemie);
3. Information about deadlines for meeting by the issuer of its obligations toward securities owners;
4. Notice that the issuer securities are listed among securities admitted by a trading arranger for trading on securities market;
5. Information about occurrences resulted in one-time increase of the net profit or net loss of the issuer by more than 10%;
6. Information about occurrences resulted in one-time increase or decrease of the issuer's assets value by more than 10%;
7. News release on financial results of JSC CenterTelecom for 9 months of 2004;
8. Balance sheet of JSC CenterTelecom as on September 30, 2204 according to the Russian Accounting Standards (RAS);
9. Notices of material facts: Information about a decision made by an authorized body of the issuer to issue securities – 2 instances;
10. Information about sale by the issuer of its interest in the charter capital of another for-profit organization – ZAO Tverskaya Cellular Communications;
11. Quarterly reports of JSC CenterTelecom for 1Q2004 and 2Q2004;
12. Company news:
    - JSC CenterTelecom is listed among top ten most transparent companies
    - JSC CenterTelecom becomes the fifth largest company in Russia's telecommunications industry.

Yours sincerely,

R. Amaryan
General Director

PROCESSED
DEC 08 2004
THOMSON FINANCIAL

№ 82-5198

RECEIVED
2004 NOV 16 A 10:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CENTERTELECOM

NOTICE OF A MATERIAL FACT

INFORMATION ABOUT A DECISION TO ISSUE SECURITIES MADE BY AN AUTHORIZED BODY OF THE ISSUER

1. Full corporate name of the issuer specifying its organizational-legal form: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer identification number assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer, assigned by registration authorities: **00194-A**

5. Code of the material fact: **1100194A01112004**

6. Internet page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Name of regularly issued printed publications used by the issuer for publishing notices of material facts: **Supplement to FSFM Herald, Rossiiskaya Gazeta (the Russian Daily)**

8. The issuer governing body which passed the decision to approve the decision to issue securities:

The Board of Directors of Joint-Stock Central Telecommunication Company.

9. Date of the meeting (session) of the issuer governing body at which the decision to approve the decision to issue securities was passed: **October 28, 2004**

10. Date of compiling and number of the Minutes of the meeting (session) of the issuer governing body at which the decision to approve the decision to issue securities was passed: **Minutes #13 of November 1, 2004**

11. Type, category, series and other identification features of securities to be placed:

Registered book-entry ordinary shares.

12. Quantity of securities to be placed and nominal value of each piece of securities to be placed:

The share issue volume is 1,578,006,833 (one billion five hundred seventy eight million six thousand eight hundred and thirty three) shares. The shares are to be placed by conversion of each ordinary registered share with the nominal value of RUR0.3 into one ordinary registered ordinary share with the nominal value of RUR3 (three Russian Roubles).

13. Mode of the securities placement: **conversion of previously placed shares into shares of the same type (category) with a higher nominal value.**

14. Placement price of the securities or procedure to determine it: **the information is not specified for the placement mode in question.**

15. Placement period (placement start and end dates) or a procedure to determine it:

Conversion is effected on the first day upon expiry of 15 calendar days from the state registration of the securities issue.

16. Other terms and conditions of placement set forth by the decision on the securities issue:

Arrangements and conditions of the conversion of shares of the issue:

Conditions and arrangements of the placement of shares of this issue are defined according to requirements of the Federal Law On Joint-Stock Companies #208-FZ of December 26, 1995 (release of February 27, 2003), Federal Law On Securities Market #39-FZ of April 22, 1996 (release of December 28, 2002); Par. V of the Order of the FCSM of Russia dated June 18, 2003 #03-30/pc, item 3.2, item 7.4.2 and 7.4.3 of the Regulations on keeping register of owners of registered securities approved by Order of the FCSM of Russia of October 2, 1997 #27 (release of April 20, 1998), and the decision of the annual general meeting of shareholders of Joint-Stock Central Telecommunication Company of June 11, 2004, Minutes #12.

The conversion procedure of the securities of the issue:

Conversion of ordinary shares shall be effected in one day according to records in the register of shareholders as on that day. One ordinary share with the nominal value of RUR0.3 shall be converted into one ordinary share with the nominal value of RUR3 preserving the category of shares.

The registrar during the conversion procedure shall:

- **make an entry in the register with information on the securities issue according to item 3.2 of the Regulations on keeping register of owners of registered securities;**
- **record in the issuer account the ordinary shares into which ordinary shares of the**

previous issue are converted, according to the quantity specified in the decision on the securities issue;

- effect the conversion of ordinary shares by remittance of relevant number of securities of the new issue from the issuer account into personal accounts of registered persons and remitting securities of the previous issue from personal accounts of registered persons into the issuer account;

- cancel the ordinary shares of the previous issue;

- verify the quantity of the placed ordinary shares and the quantity of securities recorded on personal accounts of registered persons.

The registrar makes conversion entries regarding the whole issue of the securities.

Conversion entries regarding the whole current issue of ordinary shares shall be made in the register on the 15th (fifteenth) business day from the date of the state registration of the share issue according to the register records as on that day.

17. Registration of the Prospectus of the securities issue is at the issuer's discretion. The issuer undertakes to disclose information after each phase of the securities issue.

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

Seal

Date: November 1, 2004

82-5798

CENTERTELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ABOUT A DECISION TO ISSUE SECURITIES MADE BY AN AUTHORIZED BODY OF THE ISSUER

1. Full corporate name of the issuer specifying its organizational-legal form: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer identification number assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer, assigned by registration authorities: **00194-A**

5. Code of the material fact: **1100194A0111200**

6. Internet page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Name of regularly issued printed publications used by the issuer for publishing notices of material facts: **Supplement to FSFM Herald, Rossiiskaya Gazeta (the Russian Daily)**

8. The issuer governing body which passed the decision to approve the decision to issue securities:

The Board of Directors of Joint-Stock Central Telecommunication Company.

9. Date of the meeting (session) of the issuer governing body at which the decision to approve the decision to issue securities was passed: **October 28, 2004**

10. Date of compiling and number of the Minutes of the meeting (session) of the issuer governing body at which the decision to approve the decision to issue securities was passed: **Minutes #13 of November 1, 2004**

11. Type, category, series and other identification features of securities to be placed:

Registered book-entry class A preference shares.

12. Quantity of securities to be placed and nominal value of each piece of securities to be placed:

The share issue volume is 525,992,822 (five hundred twenty five million nine hundred ninety two thousand eight hundred and twenty two) preference shares. The shares are to be placed by conversion of each registered preference share with the nominal value of RUR0.3 into one registered preference share with the nominal value of RUR3 (three Russian Roubles).

13. Mode of the securities placement: **conversion of previously placed shares into shares of the same type (category) with a higher nominal value.**

14. Placement price of the securities or procedure to determine it: **the information is not specified for the placement mode in question.**

15. Placement period (placement start and end dates) or a procedure to determine it:

Conversion is carried out on the first day upon expiry of 15 calendar days from the state registration of the securities issue.

16. Other terms and conditions of placement set forth by the decision on the securities issue:

Arrangements and conditions of the conversion of shares of the issue:

Conditions and arrangements of the placement of shares of this issue are defined according to requirements of the Federal Law On Joint-Stock Companies #208-FZ of December 26, 1995 (release of February 27, 2003), Federal Law On Securities Market #39-FZ of April 22, 1996 (release of December 28, 2002); Par. V of the Order of the FCSM of Russia dated June 18, 2003 #03-30/pc, item 3.2, item 7.4.2 and 7.4.3 of the Regulations on keeping register of owners of registered securities approved by Order of the FCSM of Russia of October 2, 1997 #27 (release of April 20, 1998), and the decision of the annual general meeting of shareholders of Joint-Stock Central Telecommunication Company of June 11, 2004, Minutes #12.

The conversion procedure of the securities of the issue:

Conversion of preference shares shall be effected in one day according to records in the register of shareholders as on that day. One preference share with the nominal value of RUR0.3 shall be converted into one reference share with the nominal value of RUR3 preserving the category of shares.

The registrar during the conversion procedure shall:

- **make an entry in the register with information on the securities issue according to item 3.2 of the Regulations on keeping register of owners of registered securities;**

- **record in the issuer account the preference shares into which preference shares of the previous issue are converted, according to the quantity specified in the decision on the securities issue;**
- **effect the conversion of preference shares by transferring relevant number of securities of the new issue from the issuer account into personal accounts of registered persons and transferring securities of the previous issue from personal accounts of registered persons into the issuer account;**
- **cancel the preference shares of the previous issue;**
- **verify the quantity of the placed preference shares and the quantity of securities recorded on personal accounts of registered persons.**

The registrar makes conversion entries regarding the whole issue of the securities.

Conversion entries regarding the whole current issue of preference shares shall be made in the register on the 15th (fifteenth) business day from the date of the state registration of the share issue according to the register records as on that day.

17. Registration of the Prospectus of the securities issue is at the issuer's discretion. The issuer undertakes to disclose information after each phase of the securities issue.

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

Seal

Date: November 1, 2004

82-5798

CENTER TELECOM

RECEIVED
2004 NOV 16 A 10:53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INFORMATION ABOUT THE ISSUER SECURITIES LISTED AMONG SECURITIES ADMITTED FOR TRADING BY A TRADING ARRANGER ON SECURITIES MARKET

1. Full corporate name of the issuer: **Joint-Stock Central Telecommunication Company**
2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**
3. Taxpayer identification number assigned to the issuer by tax authorities: **5000000970**
4. Unique code of the issuer, assigned by registration authorities: **00194-A**
5. Internet page used by the issuer for posting the relevant information: http://www.centertelecom.ru/index.html?d=64
6. Full name of the trading arranger on securities market: **Private Joint-Stock Company Moscow Interbank Currency Exchange**
7. Type, category, class of the issuer securities listed among securities admitted for trading by the trading arranger on securities market: **documentary non-convertible interest-bearing series 04 bearer bonds centrally kept by a custodian (the "bonds")**
8. The bonds are admitted for trading on the stock exchange without passing the listing procedure.

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

Seal

Date: November 1, 2004

82-5793

CENTER TELECOM

RECEIVED
2004 NOV
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

NOTICE OF ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information that may materially affect prices of securities of the issuer: ***http://www.centertelecom.ru/index.html?d=64***

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's said interest in which has changed: ***Private Joint-Stock Company Tverskaya Sotovaya Svyaz (Tverskaya Cellular Communications);***

52 Radischeva Boulevard, Tver, 170000, Russia

7. The issuer's interest in the charter capital of the organization before the change: ***40 (forty) per cent;***

Percentage of ordinary shares of the organization owned by the issuer before the change: ***40 (forty) per cent;***

8. The issuer's interest in the charter capital of the organization after the change: ***0 (zero) per cent;***

Percentage of ordinary shares of the organization owned by the issuer after the change: ***0 (zero) per cent;***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***November 1, 2004***

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: November 1, 2004 Seal

82-5798

CENTER TELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ABOUT OCCURRENCES RESULTED IN ONE-TIME INCREASE IN THE ISSUER NET PROFIT OR NET LOSS BY OVER 10%

1. Full corporate name of the issuer specifying its organizational-legal form: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer identification number assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer, assigned by registration authorities: **00194-A**

5. Code of the material fact: **0300194A29102004**

6. Internet page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Name of regularly issued printed publications used by the issuer for publishing notices of material facts: **Supplement to FSFM Herald, Rossiiskaya Gazeta (the Russian daily)**

9. Fact (facts) resulted in a one-time increase of the issuer net profit or net loss by over 10%: **profit decrease resulted mainly from series 04 bond issue in 3Q2004 which caused in its turn growing expenses related to payment of the arrangement fee to the bond issue arranger; also, current profit tax was up due to posting expenses for allocation of provisions for doubtful accounts receivable according to Par. 4 Article 266 of the Tax Code of the Russian Federation.**

Altogether the issuer profit upon results for 9 months of 2004 totaled RUR5,096 thousand compared to the posted loss of RUR22,774 thousand for 6 months of 2004;

10. Date of occurrence of the fact (facts) resulted in a one-time increase of the issuer profit or loss by over 10%: **October 29, 2004**

11. The issuer net profit for the reporting period (2Q2004) preceding the reporting period in which the relevant fact (facts) occurred: **RUR54,512 thousand**

12. The issuer net profit for the reporting period (3Q2004) in which the relevant fact (facts) occurred: **RUR27,870 thousand**

13. Change of the issuer net profit in absolute and relative (percentage) terms:

The net profit change in absolute terms: -RUR26,642 thousand; the relative change: 48.87%

A. Lokotkov
Acting General Director
Joint-Stock Central Telecommunication Company

R. Konstantinova
Chief Accountant
Joint-Stock Central Telecommunication Company

Date: October 29, 2004 Seal

82-5798

CENTER TELECOM

NOTICE OF A MATERIAL FACT
INFORMATION ABOUT OCCURRENCES RESULTED IN ONE-TIME INCREASE OR DECREASE OF THE ISSUER'S ASSETS VALUE BY OVER 10%

1. Full corporate name of the issuer specifying its organizational-legal form: **Joint-Stock Central Telecommunication Company**

2. Domicile of the issuer: **23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia**

3. Taxpayer identification number assigned to the issuer by tax authorities: **5000000970**

4. Unique code of the issuer, assigned by registration authorities: **00194-A**

5. Code of the material fact: **0200194A29102004**

6. Internet page used by the issuer for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7. Name of regularly issued printed publications used by the issuer for publishing notices of material facts: **Supplement to FSFM Herald, Rossiiskaya Gazeta (the Russian daily)**

8. Fact (facts) resulted in a one-time increase or decrease of the issuer's assets value by over 10%: **short-term financial investments grew due to the loans provided by wholly owned daughter companies OAO Russian Telecommunications Network (RTS) valued at RUR600,500,000 and ZAO CenterTelecomService MO valued at RUR450,500,000; also, received long-term loans grew due to the placement of the bond issue (series 04) amounted to RUR5,622,595,000.**

9. Date of occurrence of the fact (facts) resulted in a one-time increase or decrease of the issuer's assets value by over 10%: **October 29, 2004**

10. Value of the issuer's assets at the end of the reporting period (quarter) preceding the reporting period in which the relevant fact (facts) occurred: **RUR37,135,162 thousand (as of June 30, 2004)**

11. Value of the issuer's assets at the end of the reporting period (quarter) in which the relevant fact occurred: **RUR41,040,068 thousand (as of September 30, 2004)**

12. Change of the issuer's assets value in absolute and relative (percentage) terms:

The change in absolute terms: RUR3,904,906 thousand; the relative change: 10.5%

A. Lokotkov
Acting General Director
Joint-Stock Central Telecommunication Company

R. Konstantinova
Chief Accountant
Joint-Stock Central Telecommunication Company

Date: October 29, 2004 Seal

82-5798

RECEIVED

2004 NOV 16 A 10:52

OFFICE OF INTERNATIONAL CORPORATE FINANCE

ЦЕНТРТЕЛЕКОМ

For immediate release

CenterTelecom posted results of operations for 9 months of 2004 according to Russian Accounting Standards

Moscow, November 2, 2004 – CenterTelecom (RTS: ESMO, ESMOP; OTC: CRMUY), one of Russia's largest fixed-line telecommunications operators earlier today published financial results of operations for 9 months of 2004 according to the Russian Accounting Standards (RAS).

Key financials for 9 months of 2004:

Sales revenues: RUR17,987.2 million, including RUR6,183.8 million in 3Q2004

Profit from sales: RUR3,570.1 million, including RUR1,401.0 million in 3Q2004

Operation costs: RUR14,417 million, including RUR4,782.7 million in 3Q2004

Net profit: RUR5.1 million, including RUR27.9 million in 3Q2004

EBITDA: RUR3,521.7 million

Sales revenues for 9 months of 2004 grew 20.9% compared to the same period previous year and were achieved owing to higher sales volumes of both traditional and new services. A scheduled tariff hike was delayed by the administrative reform of the Russian government.

In the reporting period despite inflation pressure and justified increase in expenses (caused in the first place by growing depreciation charges, property insurance expenses, and interconnection fees with OJSC Rostelecom) the Company managed to overcome negative trends and posted net profit of RUR5.1 million for 9 months of 2004, thus confirming the ability of the management to control growth of expenses and revenue growth rates, and meet its obligations.

Further on the Company intends to optimize its CAPEX to achieve better financial results.

For more information contact:

CenterTelecom

Elena Romskaya — Telephone: +7 095 793 23 19
E-mail: esidorovich@centertelecom.ru

Andrew Kalinchenko — Telephone: +7 095 209 5721
E-mail: kalin@centertelecom.ru

www.centertelecom.ru

- END -

CenterTelecom background

JSC CenterTelecom is a leading fixed-line telecom offering the whole range of telecommunications services in Russia's Central Federal District with population accounting for 20% of Russia's total.

JSC CenterTelecom provides all types of telecommunications services, including telephony, Internet, IP-telephony, data, cable TV, wireline and VHF radio broadcasting. The Company actively deploys modern multiservice and SDH networks, and advanced wireless access systems.

Shares of the Company are traded on the Russian Trading System – RTS (ESMO, ESMOP), MICEX (CTEL, CTELP). The Company also established a Level 1 ADR Program for ordinary shares (CRMUY).

82-5798

BALANCE SHEET

			CODES
		Form 1 by OCUD	0710001
as on	September 30, 2004	Date (year, month, day)	2004.10.31
Organization	JSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	INN (TIN)	5000000970
Type of business	telecommunication services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	48/31
Measurement unit:	RUR in thousands	by OCEI	384
Address:	6 Degtiarny Per., Building 2, GSP-3, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	49	82
Fixed assets		120	120	22,876,293	25,028,326
Capital investments		130	130	2,172,304	3,464,496
Income bearing investments in tangible items		135	135	1,877	1,471
Long-term financial investments		140	**140**	119,863	977,471
including:					
investments in daughter companies			141	91,135	954,703
investments in affiliates/associates			142	11,319	4,469
investments in other organizations			143	8,077	7,979
other long-term financial investments			144	9,332	10,320
Deferred tax assets		145	145	41,100	39,692
Other non-current assets		150	150	1,642,860	2,380,700
Total for section I		190	**190**	26,854,346	31,892,238

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS					
Inventories		210	**210**	914,935	1,175,288

including: raw material, auxiliaries and other similar items		211	211	600,348	692,258
expenses of production in progress (circulation expenses)		213	213	754	627
finished products and goods intended for resale		214	214	28,848	31,658
shipped products		215	215	472	254
deferred expenses		216	216	284,513	450,491
other inventories and expenses		217	217	,	,
VAT on purchased items		220	220	1,477,023	1,481,110
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	59,440	52,832
including: buyers and customer accounts		231	231	,	249
advance payments made			232	28,927	23,426
other debtors			233	30,513	29,157
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2,357,538	3,932,634
including: buyers and customer accounts		241	241	1,732,449	1,900,202
advance payments made			242	213,062	356,493
other debtors			243	412,027	1,675,939
Short-term financial investments		250	250	24,486	1,863,824
Cash and equivalents		260	260	1,015,270	640,986
Other current assets		270	270	941	1,156
Total on section II		290	**290**	5,849,633	9,147,830
Grand total (sum of lines 190+290)		300	**300**	32,703,979	41,040,068

LIABILITIES		**Item code**	**Line code**	**At the reporting period start**	**At the reporting period end**
1	**1a**	**2**	**2a**	**3**	**4**
III. CAPITAL AND RESERVES Charter (legal) capital		410	410	631,200	631,200
Additional capital		420	420	6,332,963	6,331,697
Reserves		430	430	31,560	31,560
Shares bought-out from shareholders		411	440		
Undistributed profit (not covered loss) of previous years		470	460	8,064,972	7,718,900
Undistributed profit (not covered loss) of the reporting year		470	470	X	5,096
Total on section III		490	**490**	15,060,695	14,718,453

IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	6,727,159	10,631,619
including:					
credit facilities			511	3,963,900	2,496,834
loans			512	2,763,259	8,134,785
Deferred tax liabilities		515	515	392,808	547,040
Other long-term liabilities		520	520	2,221,587	2,256,691
Total on section IV		590	**590**	9,341,554	13,435,350
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	3,988,610	6,610,589
including:					
credit facilities			611	3,283,624	3,819,675
loans			612	704,986	2,790,914
Accounts payable		620	**620**	3,833,299	5,588,278
including:					
suppliers and contractors		621	621	2,061,364	3,140,804
advance payments received		625	622	402,626	568,902
debt to employees		622	623	166,406	203,759
debt to government out-of-budget funds		623	624	79,671	95,900
debt in respect of tax and duties		624	625	520,210	735,254
other creditors		625	626	603,022	843,659
Debt to participants (founders) for income payments		630	630	15,323	202,373
Deferred revenue		640	640	464,498	485,025
Deferred expense provisions		650	650	,	,
Other short-term liabilities		660	660	,	,
Total on section V		690	**690**	8,301,730	12,886,265
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	32,703,979	41,040,068

Summary of items posted to off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	1,208,438	1,153,283
including those under leasing terms		911	911	846,547	749,871
Goods and tangible items accepted for safe storage		920	902	9,383	197,327
Goods accepted for commission		930	903	1,767	5,925
Debt of insolvent debtors written off as a loss		940	904	301,871	296,742
Security received in respect of payments and obligations		950	905	2,752,925	7,991,151

Security provided to other parties in respect of payments and obligations		960	906	9,134,084	10,950,986
Housing facilities depreciation		970	907	28,217	28,207
Depreciation of external improvement items and other similar facilities		980	908	1,010	1,139
Means of payment in respect of telecommunications services			909	60,807	94,031

Summary of net asset value

Item description		Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
			1000	15,525,193	15,203,478

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant _____R. Konstantinova
(signature) (name)

October 29, 2004

PROFIT AND LOSS ACCOUNT (INCOME STATEMENT)

			CODES
		Form 2 by OCUD	0710002
for	9 months of 2004	Date (year, month, day)	2004.10.31
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN (TIN)	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	**mixed**	by OCOPF/OCFS	**48/31**
Measurement unit:	**RUR in thousands**	by OCEI	**384**

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	17,987,158	14,873,452
including from sales of telecommunications services			011	17,726,796	14,634,880
Costs of sold goods, products, works, services		020	020	(14,417,030)	(10,811,971)
including: telecom services			021	(14,270,339)	(10,642,240)
Profit (loss) from sales (line 010 less line 020)		050	**050**	3,570,128	4,061,481
II. OPERATING REVENUE AND EXPENSES					
Interest to receive		060	060	47,502	3,081
Interest payable		070	070	(1,231,425)	(604,154)
Income from participation in other organizations		080	080	616	367
Other operating revenue		090	090	345,844	665,970
Other operating expenses		100	100	(1,427,919)	(1,529,369)
III. NON-SALES REVENUE AND EXPENSES					
Non-sales revenue		120	120	282,814	292,732
Non-sales expenses		130	130	(1,253,078)	(983,860)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	334,482	1,906,248
Profit tax expenses (lines -151+152-153), including:			**150**	(329,650)	(608,144)
deferred tax liabilities		142	151	(154,433)	(83,394)
deferred tax assets		141	152	(1,408)	(3,276)
Current profit tax		150	153	(173,809)	(521,474)
Operating profit (loss) (line 140-less line 150)			**160**	4,832	1,298,104

IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	518	2,547
Extraordinary expenses			180	(254)	(5,948)
Earnings (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	**190**	5,096	1,294,703
FOR REFERENCE					
Conditional profit tax expense/income			201	(80,339)	(456,684)
Permanent tax liabilities		200	202	(249,311)	(151,460)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	X	X
Diluted profit (loss) per share			302	X	X

*** to be filled out in annual financial statements**

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	14,023	(25,578)	13,377	(14,459)
Profit (loss) of previous years		402	28,446	(69,104)	14,557	(44,537)
Indemnity of damages caused by non-performance or undue performance of obligations		403	4,492	(1,735)	2,857	(892)
Foreign currency translation adjustments		404	162,870	(125,635)	193,213	(235,807)
Allocations to assessed reserves		405	47,233	(604,201)	13,886	(454,947)
Written-off accounts receivable and payable		406	1,260	(3,052)	694	(1,469)

Chief Executive ________________ R. Amaryan
(signature) (name)

Chief Accountant __________R. Konstantinova
(signature) (name)

October 29, 2004

82-5798

RECEIVED
2004 NOV 16 A 10:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CENTERTELECOM

Notice of material facts

INFORMATION ON THE EARNED AND (OR) PAID OUT INCOME ON THE ISSUER'S SECURITIES,

INFORMATION ON THE DATES TO MEET THE ISSUER'S OBLIGATIONS TOWARDS OWNERS OF ITS SECURITIES

1) Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2) Location of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3) INN: ***5000000970***

4) Unique code of the issuer: ***00194-A***

5) Code of the material fact: ***0600194A21102004, 0900194A21102004***

6) Website used for posting notices of material facts: http://www.centertelecom.ru/index.html?d=64

7) Name of a regularly issued printed publication to publish notices of material facts: ***Supplement to FSFM Herald, Daily News. Podmoskovie (a local newspaper)***

8) Type, category (class), series and other identifications of the securities: ***interest bearing documentary nonconvertible bearer bonds series 02***

9) State registration number of the issue: ***4-02-00194-A***
Date of the issue state registration: ***June 25, 2002***

10) Registration authority which performed the state registration of the securities issue: ***Federal Commission for Securities Market (FCSM)***

11) The issuer's governing body which passed resolution on determination of coupon payable on the bonds of the issuer: ***the procedure to determine the interest rate (coupon) on the bonds is set forth according to the Decision on the securities issue (registration # 4-02-00194-A) approved by the Board of Directors of Joint-Stock Central Telecommunication Company. The coupon interest rate for the fifth coupon period was set at 16% p.a. (RUR80.22 per bond).***

Date of compiling Minutes of the meeting of the issuer's Board of Directors at which the said decision was passed: ***Minutes # 16 of April 29, 2002.***

12) Total amount of interest payable on the bonds of the issuer: ***RUR48,132,000 (forty eight million one hundred and thirty two thousand roubles).***

Interest amount payable per each bond: ***RUR80.22 (eighty roubles and twenty two copecks).***

13) Mode of effecting payments of income on the issuer's securities: ***cash funds.***

14) Deadline to meet obligations to pay income on the securities of the issuer: ***October 21, 2004.***

15) Total amount of interest paid on the bonds of the issuer: ***RUR48,132,000 (forty eight million one hundred and thirty two thousand roubles).***

16) Statement of the obligation fulfillment (default) by the issuer: ***the obligation of the issuer is discharged in full.***

R. Amaryan
General Director

(Seal)

Date: October 21, 2004

82-5798

CENTER TELECOM

Company news

CenterTelecom is ranked among the ten most transparent companies

Moscow, October 13, 2004. CenterTelecom has been ranked one of the ten leading companies according to the results of "The Russian companies' information transparency in 2004" research conducted by Standard & Poor's .

Throughout this year CenterTelecom has raised the level of its transparency and information disclosure and was rated the tenth among the leading Russian companies in the corporate transparency rating published by Standard & Poor's. According to the research of transparency results carried out by S&P in 2002, CenterTelecom was the sixteenth place, in 2003 - the thirteenth. The general level of the company's information openness in 2004 is 62 %.

One of CenterTelecom's major objectives in working with shareholders and investors is to always be in touch with the public interested in the Company's success. We emphasize the availability, clarity, transparency and timeliness of the information disclosed. CenterTelecom regularly participates in activities aimed at increasing the information transparency, including regular meetings with analysts and investors, organization of press and Internet conferences as well as presentations.

CenterTelecom Transparency Rating

Place			**General transparency level, %**			**Per-item transparency level**		
2004	2003	2002	2004	2003	2002	Ownership structure and investor relations, %	Financial and operating information, %	Board of Directors and management issues, %
10	13	16	**62**	49	38	74	47	75

According to S&P leading experts, CenterTelecom rating has improved because of the Company's intent to increase its investment appeal. The higher transparency index is explained by a greater availability of information on the shareholders rights, presentation of the Company's information in English, including the English version of the reporting for the Federal Securities Commission.

82-5798

Company news

CenterTelecom has been rated Russia's fifth largest telecommunications company

Moscow, October 12 2004. Expert - RA rating agency has published the annual rating of the largest Russian companies. CenterTelecom was rated the fifth in terms of services sales among the largest communications companies.
The other 4 leaders are Mobile Telesystems, Vympelcom, Rostelecom and MegaFon. The rating agency recognized CenterTelecom as the sales leader among the inter-regional Svyazinvest holding communications companies.

. . . . . .

CenterTelecom is a leading fixed communications company providing the entire range of telecommunication services in the Central Federal District where over 20 % of the population of Russia resides. CenterTelecom offers the full range of telecommunication services, including telephony service, the Internet, IP telephony, data communications, CATV, wired and VHF broadcasting. The company actively develops modern multiservice and SDH networks as well as new radio access systems. The Company trades on RTS (ESMO, ESMOP), Moscow Interbank Currency Exchange (CTEL, CTELP) and has ADR Level 1 common stock program (CRMUY).

12.10.2004

82 - 3798

CENTER TELECOM

NOTICE OF EVENTS THAT MAY SIGNIFICANTLY AFFECT PRICES OF SECURITIES ISSUED BY THE ISSUER ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information: ***http://www.centertelecom.ru/index.html?d=64***

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's said interest in which has changed: ***Private Joint-Stock Company Sotovaya Svyaz Chernozemia (Cellular Communications of Black-Soil Area); 25 Plekhanovskaya Street, Voronezh, 394018, Russia***

7. The issuer's interest in the charter capital of the organization before the change: ***45 (forty five) per cent;***
Percentage of ordinary shares of the organization owned by the issuer before the change: ***60 (sixty) per cent;***

8. The issuer's interest in the charter capital of the organization after the change: ***0.0760 (seventy six thousandths) per cent;***
Percentage of ordinary shares of the organization owned by the issuer after the change: ***0.1014 (one thousand fourteen ten-thousandths) per cent;***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***October 12, 2004***

R. Amaryan
General Director
Joint-Stock Central Telecommunication Company

Date: October 12, 2004 Seal

82 - 5798

CENTER TELECOM

NOTICE OF ACQUISITION BY THE ISSUER OF AN INTEREST IN THE CHARTER (CONTRIBUTED) CAPITAL (UNIT FUND) OF ANOTHER COMMERCIAL ORGANIZATION TOTALING AT LEAST 5 PER CENT, OR OF A BLOCK OF ORDINARY SHARES OF OTHER JOINT-STOCK COMPANY ACCOUNTING FOR AT LEAST 5 PER CENT; and ABOUT CHANGES IN SUCH INTEREST MULTIPLE OF 5 PER CENT

1. Full corporate name of the issuer: ***Joint-Stock Central Telecommunication Company***

2. Domicile of the issuer: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***

3. Taxpayer Identification Number assigned to the issuer by tax authorities: ***5000000970***

4. Unique code of the issuer assigned by registration authorities: ***00194-A***

5. Address of the web page used by the issuer for posting information: ***http://www.centertelecom.ru/index.html?d=64***

6. Full corporate name, domicile of the for-profit organization, in which the issuer purchased an interest in the charter capital (ordinary shares); or the issuer's said interest in which has changed: ***TverTelecom Limited Liability Company; 24 Novotorzhskaya Street, Tver, 170000, Russia***

7. The issuer's interest in the charter capital of the organization before the change: ***26 (twenty six) per cent;***

8. The issuer's interest in the charter capital of the organization after the change: ***85 (eighty five) per cent;***

9. The date on which the change of the issuer's interest in the charter capital of the above named organization took effect: ***October 1, 2004***

R. Amaryan
General Director,
Joint-Stock Central Telecommunication Company

Date: October 1, 2004 Seal

QUARTERLY REPORT

Joint-Stock Central Telecommunication Company

Code of the Issuer: 00194-A

for the 2nd quarter of 2004

Domicile: 23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address: 6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia

RECEIVED

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities.

(signed by)
R. Amaryan
General Director
JSC CenterTelecom
Date: August 13, 2004

R. Konstantinova
Chief Accountant
Date: August 13, 2004
(seal)

Contact person: *Ms. Natalia Sudareva, Deputy Director, Department of Securities and Corporate Management, Head of Securities Issues*
Tel.: *(+7 095) 209-38-49*
Fax: *(+7 095) 209-28-29*
e-mail: ocb@centertelecom.ru
The information disclosed in this quarterly report is posted at:
http://www.centertelecom.ru/index.html?d=63

TABLE OF CONTENTS

Introduction

Full registered name of the Issuer.

Открытое Акционерное Общество "Центральная телекоммуникационная компания" (in Russian)

Joint-Stock Central Telecommunication Company

The abbreviated name of the Issuer.

ОАО "ЦентрТелеком" (in Russian)

JSC CenterTelecom

Domicile, mailing address and contact data of the Issuer.

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***

Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***

Tel.: *(+7 095) 209-3434* Fax: *(+7 095) 209-3007*

e-mail: info@centertelecom.ru

Website where the full text of the Issuer's quarterly report is posted:
http://www.centertelecom.ru/index.html?d=63

Overview of the outstanding (placed) securities:

Shares issued by the Issuer.

Type of the securities: *ordinary registered book-entry shares including Class B registered book-entry preference shares*

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR 0.3***

Mode of placement: ***conversion into lower nominal value shares at split-up***

Placement period: ***from November 2, 2001 through November 2, 2001***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***463,973,000***

Conditions of the conversion: ***split-up of shares placed by the issuer to be performed by converting each ordinary share including preference Class B shares, with the nominal value of RUR300 into 1000 shares with the nominal value of RUR0.3 each.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Share type: ***A***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion into lower nominal value shares at split-up***

Placement period: ***from November 2, 2001 through November 2, 2001***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***154,658,000***

Conditions of the conversion: ***split-up of shares placed by the Issuer to be performed by converting each preference Class A share with the nominal value of RUR300 into 1000 preference Class A shares with the nominal value of RUR0.3 each.***

Category of the securities: ***ordinary registered book-entry shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***0.3***

Mode of placement: ***conversion of a merged company's shares into shares of the consolidated company***

Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for this type of placement*
Number of actually placed securities pursuant to the registered report on the results of the issue: *76,915,532*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 19.2705465903 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of a merging company shares into shares of the consolidated company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *50,449,937*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 4.4071766233 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *16,809,937*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 4.4071766233 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *157,139,266*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 47.4105322406 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*

Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *52,379,022*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 47.4105322406 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *47,141,629*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 0.4484444751 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *15,713,797*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 0.4484444751 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *62,028,583*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 1.9140596307 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*

Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *20,676,240*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 19.2705465903 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *60,374,595*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 5.2702465212 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *20,124,846*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 5.2702465212 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *61,201,665*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 10.8001945695 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*

Nominal value of one piece of securities:*RUR0.3*
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***20,400,253***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 10.8001945695 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***103,381,414***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 0.3757814137 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***34,460,412***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 0.3757814137 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities:***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period:***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***75,261,336***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 0.4264068524 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***25,086,826***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 0.4264068524 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68,314,103***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 22.2652655061 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***22,771,451***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 22.2652655061 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***24,811,662***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 20.9159185019 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *8,270,063*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 20.9159185019 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *45,818,124*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 6.8147905250 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *15,272,606*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 6.8147905250 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities: *RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *43,833,566*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 5.5321728363 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: *A*
Form of the securities: *registered book-entry*

Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***14,611,007***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 5.5321728363 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***48,795,863***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 4.5455000014 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***16,265,265***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 4.5455000014 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***78,569,103***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 496.4093949295 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: ***A***
Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *26,189,469*
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 496.4093949295 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***109,997,455***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 13.5737770543 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: *A*
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *36,665,332*
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 13.5737770543 shares of the Company in exchange for 1 preference Class A share of the merging company.***

According to Order #03-2110/r dated September 30, 2003 additional issues of issued securities of Joint-Stock Central Telecommunication Company were merged.
Based on the Notification provided by FCSM of Russia #03-DG-04/14682 dated October 10, 2003 on October 17, 2003 the consolidation of issues of securities of Joint-Stock Central Telecommunication Company was carried out by Private JSC Registrator-Svyaz; at the same time the state registration numbers of the consolidated securities issues were cancelled.

According to Order #03-2110/r dated September 30, 2003 additional issues of issued securities of Joint-Stock Central Telecommunication Company were merged.
Based on the Notification provided by FCSM of Russia #03-DG-04/14682 dated October 10, 2003 on October 17, 2003 the consolidation of issues of securities of Joint-Stock Central Telecommunication Company was carried out by Private JSC Registrator-Svyaz; at the same time the state registration numbers of the consolidated securities issues were cancelled.

State registration numbers of the merging securities issues	Registration dates of the merging securities issues	State registration number, registration date of the consolidated securities issue	Number of securities of the consolidated issue
1-04-00194-A 1-05-00194-A 1-06-00194-A 1-07-00194-A 1-08-00194-A 1-09-00194-A 1-10-00194-A 1-11-00194-A 1-12-00194-A 1-13-00194-A 1-14-00194-A 1-15-00194-A 1-16-00194-A 1-17-00194-A 1-18-00194-A 1-19-00194-A	October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002	1-03-00194-A of September 30, 2003	1,578,006,833
2-04-00194-A 2-05-00194-A 2-06-00194-A 2-07-00194-A 2-08-00194-A 2-09-00194-A 2-10-00194-A 2-11-00194-A 2-12-00194-A 2-13-00194-A 2-14-00194-A 2-15-00194-A 2-16-00194-A 2-17-00194-A 2-18-00194-A 2-19-00194-A	October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002	2-03-00194-A of September 30, 2003	525,992,822

Overview of the bonds issued by the Issuer.

Category of the securities: *certified non-convertible interest-bearing series 02 bearer bonds*
Series: *02*
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
Nominal value of one bond of the issue:***RUR1,000***

Mode of placement: ***public subscription***
Bond placement period: ***Placement start and end date is July 23, 2002***

Terms and arrangements of the bond issue placement:

As of the date of publishing by the Issuer of the notice of the state registration of the bond issue in the course of information disclosure regarding the securities issue all interested parties may review the decision to issue bonds and the bond issue prospectus at the following addresses:

Joint-Stock Central Telecommunication Company
6 Degtiarny Per., building 2, K-50, GSP-9, Moscow, 101999, Russia

Joint-Stock Commercial Bank Moskovski Delovoy Mir JSC (Moscow Business World)
3 Sadovnicheskaya Street, Moscow, 113035, Russia. Telephone: (+7 095) 795-2521

Private Joint-Stock Company Raiffeisenbank Austria
17/1 Troitstkaya Street, Moscow, 129090, Russia. Telephone: (+7 095) 721-99-29

Private Joint-Stock Company Investment Company Troyka-Dialog
4 Romanov Per., Moscow, 103009, Russia. Telephone: (+7 095) 258-05-00

The bond placement is effected by entering into sale-purchase deals at the bond placement price set by the Issuer's Board of Directors (starting from the second day from the bond placement start date the buyer during the closing of the sale-purchase deal shall also pay the coupon interest accrued on the bonds).

Closing of bond placement deals shall start on the first day of the bond placement period and end on the bond placement end date specified for the bond issue.
Bond placement shall be effected at the Securities Market Section of Private JSC Moscow Interbank Currency Exchange (henceforth MICEX).

Deals on the bond placement are made in the negotiations mode conducted at MICEX's Securities Market Section by granting applications for sale/purchase of the bonds filed using trade and settlement system of MICEX.
The Seller of the bonds is the Underwriters, acting in their owns names, but on a commission and for expenses of the issuer. The issue underwriters are Joint-Stock Commercial Bank Moskovski Delovoy Mir JSC (Moscow Business World – Public Joint-Stock Company), Private Joint-Stock Company Raiffeisenbank Austria, Private Joint-Stock Company Investment Company Troyka-Dialog (henceforth the "Underwriters").

A potential buyer of bonds who is a member of MICEX's Securities Market Section acts on its own.

In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it/he/she should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section , and issue an order to the broker to acquire bonds of the issue.

A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National Depositary Center (henceforth NDC) effecting the centralized custody storage of the bonds of the issue, or with another depositary who is a depositor with respect to NDC. Arrangements and period for opening account are according to rules of procedure of the relevant depositaries.

Members of MICEX's Securities Market Section (the "Dealers") acting in their own names and for their own sake, or in their own name but on behalf and for the sake and at the expense of potential buyers, who are not dealers, may on any business day within the bond placement period file an application for a bond purchase at the placement price identifying number of bonds planned to be purchased.

The applications for securities purchases should granted by Underwriters in full, provided that the number of bonds identified in the application for purchase does not exceed the number of the unplaced bonds of the issue. If the number of bonds identified in the application for purchase does exceed the number of bonds remaining unplaced, the application for bond purchase should be granted to the amount of unplaced bonds of the issue.

Underwriters shall grant the applications for bond purchase according to First Come – First Served order. If the total bond issue is placed the further applications are not accepted.
A mandatory condition for bond purchase on MICEX during the bond placement is depositing of the buyer's

funds on the account of the member of MICEX's Securities Market Section on whose behalf the application was filed, with MICEX's Clearing Chamber. The amount of deposited funds shall be enough to cover the whole payment for the bonds identified in the applications for bond purchases, including all applicable MICEX's fees and charges. If the conditions stated in a bond purchase application meet the requirements above, the Underwriter shall accept the application at MICEX on the date of filing and the application should be registered with MICEX. The sold bonds shall be entered by the Depositary into the bond buyer's depo account at the date of executing the sale-purchase transaction.

Placement period: ***from July 23, 2002 through July 23, 2002***

Placement price: ***RUR1,000***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***600,000***

Security provided for the bond issue:

Entity providing the security: ***Bassian invest Limited Liability Company***

Type of security: ***Surety***

Monetary value of the security: ***RUR600,000,000 and the accrued interest***

Conditions of the collateral provision:

Agreement to provide surety to Joint-Stock Central Telecommunication Company for the purpose of bond issue #611/02 – DO of April 30, 2002 concluded by and between the Issuer and Bassian invest LLC identifies the Agreement as an offer, open for third parties – owners of the bonds to join it through bond acquisition. Third parties gain the right to demand from Bassian invest to meet its obligations under the said Agreement as of the moment of bond acquisition by them, the said bonds being covered by the Agreement to provide surety for the Issuer's obligations. Disposal of the bonds by their owners is deemed as a waiver of the rights with respect to Bassian invest LLC granted by the said Agreement. With the transfer of rights for the bonds to the bond purchaser the latter gains the rights of a bond owner under the said Agreement and in the same scope and under the terms and conditions, as existed at the moment of the transfer of rights for the acquired bonds.

Acquisition of bonds means conclusion by the bond purchaser of a contract under which the surety for the bond issue is provided. With the transfer of rights for the bonds to the bond purchaser the latter gains the rights of a bond owner under the said contract and in the same scope and under the terms and conditions, as existed at the moment of the transfer of rights for the acquired bonds.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the following conditions:

- the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;
- the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;

Simultaneous existence of these conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should the fact of the issuer default be established Bassian invest LLC undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners.

The arrangements and procedure of performance by Bassian invest LLC of the issuer's obligations toward the bond owners are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

Category of securities: *book-entry registered series 1-K bonds*

Series: ***1-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue:*RUR500*

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: *11,397*

Security provided for the bond issue:

No security

Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 2-K*

Series: *2-K*

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR1,000***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***260***

Security provided for the bond issue:

No security

Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 3-K*

Series: *3-K*

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR500***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: *5,396*

Security provided for the bond issue:

No security

Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 4-K*

Series: *4-K*

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue:***RUR1,000***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: *70*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 5-K*
Series: *5-K*
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR3,600***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:*from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *498*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 6-K*
Series: *6-K*
Type: ***interest-bearing***
Form of the securities: ***registered documented bonds***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:*from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *499*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 7-K*
Series: *7-K*
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period:*from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *499*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 8-K*
Series: *8-K*
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *500*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 9-K*
Series: *9-K*
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *50*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 10-K*
Series: *10-K*
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *200*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 11-K***
Series: *11-K*
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR1,500***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Security provided for the bond issue:

No security

Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 2-И***

Series: ***2-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR50***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***212,701***

Security provided for the bond issue:

No security

Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 3-И***

Series: ***3-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR6,000***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***349***

Security provided for the bond issue:

No security

Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 4-И***

Series: ***4-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue: ***RUR4,000***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: *not to be specified for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *68*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered interest-bearing non-convertible series 03 bearer bonds***
Series: *03*
Type: ***interest-bearing***
Form of the securities: ***documentary bearer bonds***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***public subscription***

Bond placement period: ***Bond placement start date: September 16, 2003. Bond placement end date: September 17, 2003***

Bond placement arrangements:

Arrangements and terms and conditions for entering into civil legal agreements (terms and conditions for filing and granting applications)
Specifics of bond placement on the first day of placement:
The bond sellers shall be the Underwriters acting in their own names and/or on behalf of the issuer for the purpose of concluding relevant contracts and agreements with third parties, including without restrictions the bond buyers, and other persons; those contracts or agreements might accompany or be directly or indirectly necessary for placement of bonds by the Arrangers of the bond issue pursuant to the Agreement.
The bond placement is effected by entering into a sale-purchase deal at the bond nominal value (starting from the second day from the bond placement start the buyer in the completion of the sale-purchase deal shall also pay the coupon accrued on the bonds).

Bond placement shall be effected at the Securities Market Section of Private JSC Moscow Interbank Currency Exchange (henceforth MICEX).
Full registered name: Private Joint-Stock Company Moscow Interbank Currency Exchange.
Abbreviated corporate name: MICEX
Address: 13 Bolshoy Kislovski Per., building 1, Moscow, 125009, Russia.
Mailing address: 13 Bolshoy Kislovski Per., Moscow, 125009, Russia
License number #077-05870-000001
Date of issue: February 26, 2002
Valid till: Valid for an indefinite term
Licensing authority: issued by FCSM of Russia

Arrangements for concluding deals on the first day of placement
An auction for determination of the first coupon interest rate for the bond issue shall start and end on the first day of the bond placement period. The arrangements for holding the auction to determine the first coupon interest rate for the bond issue are set forth in item 57.11 of the Bond Issue prospectus and item 8.3 of the decision on the bond issue.
Upon expiry of the period for filing applications for the auction to determine the first coupon interest rate MICEX shall compile registers of the entered applications filed with each of the Underwriters, and submit them to the Issuer and/or Underwriters. Based on the submitted registers of the applications the Underwriters compile a compounded list of applications.

Based on the analysis of compounded list of purchase applications filed for the auction the Issuer shall determine the first coupon interest rate and in writing advise of it MICEX and Underwriters.
Underwriters shall publish a notice of the first coupon interest rate using MICEX's trade system by sending electronic messages to all members of MICEX's Securities Market Section.

Upon receiving from the Issuer of a written notice of the first coupon interest rate Underwriters based on the compounded list of applications filed for the auction to determine the first coupon interest rate identify the general list of applications to be granted by them and the order of granting them. Underwriters shall put on the general list of accepted applications only those applications where the acceptable interest rate stated in the application by the prospective buyer of bonds is less or equal to the first coupon interest rate determined by the Issuer based on the results of the auction held by it.

By an acceptable first coupon interest rate is meant the first coupon interest rate which if announced by the Issuer will lead to a potential buyer's willingness to buy the number of bonds specified in its application at the par value.

Underwriters determine the order of granting applications, based on the following criteria:

In the first place applications where the least first coupon interest rates are stated.

If there are multiple applications for bond purchase registered in the list and stating the same first coupon interest rate, the applications filed earlier in time shall be granted in the first place.

After the general list of accepted by Underwriters applications is compiled and the order of granting them is identified, the Underwriters shall compile specific lists of applications to be granted, filed with each Underwriter and the order of granting them by each Underwriter specifically.

After compiling specific lists of applications to be granted, filed with each Underwriter and the order of granting them by each Underwriter specifically Underwriters shall grant these applications. Granting applications by the Underwriters shall start at the same agreed upon moment.

If on the first day of the bond issue placement the Underwriters accepted applications of prospective investors filed for the action to determine the first coupon interest rate and carrying on aggregate the number of bonds equal the total volume of the bond issue (i.e. 2,000,000 bonds), there shall be no further placement of the bond issue.

Arrangements for bond placement on the subsequent days of the placement.

If on the first day of the bond placement after the Underwriters have granted all applications filed for the auction to determine the first coupon interest rate, a part of the issue remains unplaced on the second and following days of the placement the remaining bonds will be placed.

Starting from the second day of the bond placement the bond buyer when completing a sale-purchase transaction shall also pay the accrued coupon income (the ACI) on the bonds, calculated by the following formula:

$ACI = Cj * Nom * (t - Tj-1) / 365 / 100\ \%$

where

Nom – nominal value per bond;

Cj – the relevant coupon interest rate(per cent p.a.)

Tj-the first day of the start of the jth coupon period;

t – current date.

j – the consecutive number of the relevant coupon period: 1-6;

The amount of the accrued coupon income is calculated with accuracy of 1 copeck (round-off follows mathematical rules, i.e. the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).

On the second and following bond placement days members of MICEX's Securities Market Section file applications for purchase of bonds both on their own expense and for the expense and pursuant to customers' orders. The time for filing applications for purchase is set by relevant MICEX's rules upon concurrence of the Issuer and/or the Underwriters. Applications for bond purchase are filed with one of the Underwriters and should specify the following significant conditions:

a.1) Purchase price - 100 % of the nominal value;

a.2) Number of bonds that the potential buyer would like to purchase.

Upon expiry of the period for filing applications for the bond purchase MICEX shall compile a list of entered applications filed with each Underwriter and submit it to the Issuer and/or the Underwriters. Based on the submitted list of filed applications the Underwriters shall compile a general list of applications.

After the general list of accepted by Underwriters applications is compiled and the order of granting them is

identified, the Underwriters shall compile specific lists of applications to be granted, filed with each Underwriter, and the order of granting them by each Underwriter specifically.
After compiling specific lists of applications to be granted, accepted by each Underwriter and the order of granting them by each Underwriter specifically, Underwriters shall grant these applications. Granting applications by the Underwriters shall start at the same agreed upon moment.

Terms and conditions and arrangements for placement of the bond issue

Specifics of the bond placement on the first day of placement

The bonds shall be placed pursuant to effective regulations and rules of Private JSC Moscow Interbank Currency Exchange.
Potential buyers who are members of MICEX's Securities Market Section are admitted for purchasing bonds. In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section, and issue an order to the broker to acquire bonds of the issue.

A potential buyer of bonds who is a member of MICEX's Securities Market Section (Section Members) acts on its own.
A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National Depositary Center (henceforth NDC), or with another depositary who is a depositor with respect to NDC.
The Underwriters shall grant only those applications of the Section members which were earlier included in the list of accepted applications. Each Underwriter shall grant applications in the order specified earlier when compiling the list of accepted applications.
If the amount of bonds to be purchased specified in the application exceeds the number of bonds left unplaced, the relevant Underwriter shall grant the applications to the extent of the left unplaced bonds of the issue

The time for conducting transactions during the auction to determine the interest rate and closing placement deals shall be determined by MICEX upon agreement with the Issuer and/or Underwriters.
A mandatory condition to be met for bond purchase during their placement is a deposit of the buyer's funds on an account of the Section Member in whose name the application is filed, with Non-bank Credit organization Private joint-stock company Clearing House of Moscow Interbank Currency Exchange (the "MICEX CH"). The deposited funds shall be enough to cover in full the payment for the bonds specified in the applications and all applicable commissions and fees charged by MICEX. If an application meets the above requirements the application shall be accepted by the Underwriter on the day of its filing and registered by MICEX.
Bonds sold on the day of completing the sale-purchase deal during the bond placement in MICEX's Securities Market Section shall be transferred to the depo accounts of the bond buyers – depositors of NDC and other depositaries – NDC's depositors on the date of closing the sale-purchase transaction

Specifics of the bond placement with MICEX's Securities Market Section on the second and following days of the placement period.
The bonds shall be placed pursuant to effective regulations and rules of Private JSC Moscow Interbank Currency Exchange.
Potential buyers who are members of MICEX's Securities market Section are admitted for purchasing bonds. In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it/he should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section , and issue an order to the broker to acquire bonds of the issue.
A potential buyer of bonds who is a member of MICEX's Securities Market Section (Section Members) acts on its own.
A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National Depositary Center (henceforth NDC), or with another depositary who is a depositor with respect to NDC.
The Underwriters shall grant only those applications of the Section members which were earlier included in the list of accepted applications. Each Underwriter shall grant applications in the order specified earlier when compiling the list of accepted applications.
If the amount of bonds to be purchased specified in the application exceeds the number of bonds left unplaced, the relevant Underwriter shall grant the application to the extent of the left unplaced bonds of the issue.

The time for conducting transactions shall be determined by MICEX upon agreement with the Issuer and/or Underwriters.

A mandatory condition to be met for bond purchase during their placement is a deposit of the buyer's funds on an account of the Section Member in whose name the application is filed, with MICEX CH. The deposited funds shall be enough to cover in full the payment for the bonds specified in the applications and all applicable commissions and fees charged by MICEX. If an application meets the above requirements the application shall be accepted by the Underwriter on the day of its filing and registered by MICEX.
Bonds sold on the day of completing the sale-purchase deal during the bond placement in MICEX's Securities Market Section shall be transferred to the depo accounts of the bond buyers – depositors of NDC and other depositaries – NDC's depositors on the date of closing the sale-purchase transaction.
Placement period:
Actual date of the bond placement start: ***September 16, 2003***
Actual date of the bond placement end: ***September 17, 2003***
Placement price: ***RUR1,000***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***2,000,000***
Security provided for the bond issue:
Entity providing the security: ***Bassian invest Limited Liability Company***
Type of security: ***Surety***
Monetary value of the security: ***RUR2,000,000,000 plus the accrued interest***

Terms and conditions for ensuring and exercising rights of the bond owners under the provided security:

Acquisition of bonds means conclusion by the bond purchaser of a contract under which the surety for the bond issue is provided. With the transfer of rights for the bonds to the bond purchaser the latter gains the rights of a bond owner under the said contract and in the same scope and under the terms and conditions, as existed at the moment of the transfer of rights for the acquired bonds, the written form of the agreement being deemed honored.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.
Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the following conditions:
- ***the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;***
- ***the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;***

Simultaneous existence of these conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should these circumstances occur the surety will perform the issuer's obligations pursuant to the following arrangements:

A bond owner or a person duly authorized by him is entitled to file a request in writing with the surety for performance of the issuer's obligations ("the request"). The request should contain:
- ***the bondholder's full name, and if bonds are assigned for nominal holding and the assigned holder is authorized to receive payments due to the bond owner under the bond issue, the full name of the nominee holder;***
- ***the number of bonds owned by the bond owner;***
- ***domicile and actual address, contact numbers of the person authorized to receive payments due to the bond owner under the bond issue;***
- ***tax status of the bond owner (resident, non-resident conducting activities in the Russian Federation***

through a permanent representative office, non-resident receiving income not linked to the permanent representative office, natural persons – tax residents of the Russian Federation, natural persons actually residing in the territory of the Russian Federation at least 183 days a year, a foreigner, stateless citizen);

- *bank details (account name/number, etc.) of the person authorized to receive funds due to the bond owner under the bond issue;*

The following documents shall be attached to the request:

- *documents confirming the bond owner's rights on the number of bonds stated in the request (statement of the bond owner's depo account or other similar statement);*
- *a document certifying the authorized person's power to sign the request on behalf the bond owner;*
- *documents confirming default or inadequate performance by the issuer of its obligations.*

The request shall be signed by the bond owner or by his/her authorized person. If the bond owner or its authorized person is a legal entity – resident, the request shall be signed by the chief executive and chief accountant of the relevant legal entity, and stamped with its seal. If the bond owner or its authorized person is a legal entity – non-resident, the request shall be signed by the chief executive of the relevant legal entity, and stamped with the legal entity's seal, or signed by the authorized person of such legal entity.

The said request shall be filed with the Surety not later than 6 (six) months as of the due date of performance by the issuer of its obligations (the last date of the period assigned for performance, if it is set forth)

Within 1 (one) month following the day of filing the request the Surety shall pay out to the relevant bond owner or its nominal (assigned) holder authorized to receive funds due to the bond owner under the bond issue, the total nominal value of bonds owned by such owner and/or payable interest (coupon) on such bonds.

Placed securities

type, category (class), series (for bonds):
Type of securities: *bonds*
Series: *04*
Class: *interest-bearing*
Full name of the securities of the issue: *interest-bearing documentary non-convertible series 04 bearer bonds to be centrally kept with a custodian*
quantity of securities to be placed: *7,000,000 (seven million) bonds.*
No tranches are expected for the bond issue

nominal value (if a nominal value is required by the Russian law0: *RUR1,000 (one thousand roubles)*
placement dates and arrangements: (placement start and end dates, or their determination):

Securities placement arrangements:

Execution and terms and conditions of civil-legal agreements (arrangements of filing and granting applications) during the bond placement:

Bond placement deals during the placement period shall be made by the Securities market section of Private Joint-Stock Company Moscow Interbank Currency Exchange (the "MICEX") by granting applications for purchase/sale of the bonds filed using trade and clearing system of MICEX.

The Bonds shall be placed by making the Bonds sale/purchase deals at the nominal value (starting from the second day of the bond placement the bond buyer shall also pay the accrued coupon income on the Bonds, calculated according to the Decision on the bond issue and Prospectus of securities issue).

Making the bond placement deals shall start upon completion of the auction to determine the first coupon interest rate and end on the last date of the Bond placement.

Depositing the buyer's funds on an account of a member of the Securities section on whose behalf the purchase application is filed with the settlement chamber of MICEX shall be a mandatory condition for the bond purchase. The amount of the deposited funds shall be sufficient to cover the whole purchase price of the bonds taking into account commissions charged by MICEX. A potential buyer shall also open a depo account with NDC or other depositary which is a depositor with respect to NDC.

Sold bonds shall be transferred by the Depositary into the bond buyers' accounts at the date of making the bond sale/purchase deals.

The bond placement period:

The bond placement start date or the method to determine it:

The bond placement shall start not earlier than two weeks after publishing information about the state registration of the Bond issue and arrangements to access information contained in the Prospectus of securities issue.

Notice of the state registration of the bond issue and arrangements of accessing information contained in the Prospectus of securities issue shall be published by the issuer as provided in par. 11 of the Decision on the bond issue and par. 2.9 of the Prospectus of securities issue.

The two week period shall start as of the date of publishing information about the state registration of the bond issue and arrangements of accessing information contained in the Prospectus of securities issue in the Rossiiskaya Gazeta subject to meeting by the issuer requirements of the order of succession of the information disclosure as specified in par. 11 of the Decision on the bond issue and par. 2.9 of the Prospectus of securities issue.

The start date of the bond placement shall be determined by the Issuer after the state registration of the bond issue and made public by the Issuer within the following periods:

using Interfax and AK&M newsline service – not later than 5 days before the bond placement start;

at http://www.centertelecom.ru/index.html?d=64 in Internet – not later than 4 days before the bond placement start.

The bond placement end date or the method to determine it:

The bond placement end date shall be a) the tenth (10th) business day from the bond placement start date or b) the date of placement of the last bond of the issue, whichever the earlier.

No placement of the bond issue was undertaken in the reporting quarter.

The bond placement price or the method to determine it:

The bond placement price on the first and subsequent days of the bond placement period is set at 1005 9one hundred per cent) of the par value of the bonds (RUR1,000 per bond).

Starting from the second day of the bond placement period a bond buyer closing a bond sale/purchase deal shall also pay the accrued coupon interest on the bonds calculated from the bond placement start date according to par. 15 of the Decision on the bond issue and par. 2.6 of the Prospectus of securities issue.

Terms and conditions of the collateral:

Information about the entity which provided collateral to secure the issuer's obligations under the bond issue.

The entity which provided the collateral:

Full name of the entity: *Telecom-Terminal Limited Liability Company*

Abbreviated name: *Telecom-Terminal LLC*

INN (TIN): *3731033198*

Principal State Registration Number (OGRN): *1033700059458*

Domicile: *13 Lenina Street, Ivanovo, 153000, Russia*

Type of the collateral (method of providing the collateral): *surety*

The collateral value (RUR): *Surety totaling the nominal value of the Bonds equal to RUR7,000,000,000 (seven billion roubles) and the total amount of accrued coupon income on the Bonds.*

Terms and conditions of the collateral provided to ensure performance of obligations under the Bond issue.

Provisions of par. 12.2 of the Decision on the bond issue and item 3) of par. 9.1.2 of the Prospectus of securities issue are the Surety's offer to enter into a surety agreement under terms and conditions specified therein (the "Offer").

Hereby the Surety undertakes in order to ensure due performance of Joint-Stock Central Telecommunication Company (the "Issuer") in respect of obligations under the Issuer's documentary non-convertible interest bearing series 04 bearer bonds subject to mandatory safe-keeping with a custodian, with a nominal value of RUR1,000 (one thousand roubles), the total number of the issued bonds is 7,000,000 (seven million bonds) (the "Bonds), to be liable to the Bond purchasers for repayment at redemption of the total nominal value of the Bond issue equal to RUR7,000,000,000 (seven billion roubles) and payment of the accrued coupon interest on the Bonds (the "Obligations") as set forth in the Decision on the bond issue and Prospectus of securities issue.

The Surety is jointly liable to the Bond owners for non-performance of its Obligations by the Issuer.

The Surety liability toward the Bond owner shall not exceed the total nominal value of the Bond issue equal to RUR7,000,000,000 (seven billion roubles) and the total accrued coupon interest on the 7,000,000 (seven million) bonds of the issue. The Surety shall not be liable for indemnity of legal expenses of the Bond owners and recovery of other losses and/or fines caused by undue performance or non-performance by the Issuer of its obligations to repay the nominal value of the Bonds and/or coupon interest on the Bonds.

The Surety shall be responsible for meeting by the Issuer of its Obligations subject to simultaneous occurrence of two conditions:

- A bond owner or a duly authorized person of a bond owner filed with the Surety a request to fulfill the relevant Obligation (the "Request");

- The request shall contain:

(a) the nature of unfulfilled obligations of the Issuer toward the bond Owner;

(b) the value of unfulfilled Obligations of the Issuer toward the bond Owner;

(c) the full corporate name of the Owner (name and surname if the Owner is a natural person) and the person authorized to receive consideration under the Obligations (if any is appointed);

(d) location (address) of the Owner and of the person authorized to receive consideration under the Obligations (if any is appointed);

(e) for a natural person – passport number, when and by whom issued;

(f) the country where the Owner is a tax resident;

(g) number of Bonds owned by the Owner making the Owner eligible to receive payments on them; and

(h) bank details (bank account number, etc.) of the Owner or the person authorized to receive consideration under the Obligations (if any is appointed).

- the following documents shall be attached to the Request:

(a) a copy of a statement of depo account of the Owner, certified by the depositary performing the book-keeping and confirmation of rights attached to the Bonds, stating the number of Bonds, owned by the Owner;

(b) if the Request is filed by a representative of the Owner, the relevant documents executed according to effective legal acts and regulations of the RF, confirming the powers of the person who filed the request.

The Request shall be signed by the bond Owner or the person authorized to file the Request. If the Request is filed by a legal entity it should bear the seal of the legal entity.

Request may be filed with the Surety not later than two years after the date set as the redemption date of the Bonds as determined by the Prospectus of securities issue.

The Surety shall effect the payments as required not later than 30 (thirty) days as of the receipt of the Request into the bank account specified therein.

Purchase of the Bonds signifies the acceptance of the Offer, i.e. conclusion by the Bond purchaser of a surety agreement with the Surety under terms and conditions set forth herein. The said surety agreement

shall be considered executed as of the moment of ownership rights on the Bonds of the first owner, the written form of the agreement being considered honored. The transfer of the Bond rights to the purchaser means transfer of all rights granted by the said surety agreement and under the same terms and conditions as existed at the moment of the bond right transfer. Transfer of rights under the surety agreement is invalid unless the transfer of rights on the bonds is effected.

The Offer is irrevocable.

All disputes arising from the Offer and the surety agreement executed by acceptance of the Offer shall be resolved by the Arbitration Court of Moscow or the court of general jurisdiction at the location of the defendant.

Legal relations arising in connection with the Offer and the surety agreement concluded by the acceptance of the Offer, shall be governed by the Russian Law.

Notification (disclosure of information) of changes in terms and conditions of providing collateral for performance of obligations under the Bond issue due to reasons beyond the control of the issuer or owner of secured bonds:

An official notice provided by the Issuer of changes in terms and conditions of the collateral provided to ensure performance of obligations under the Bonds due to reasons beyond the control of the Issuer or owners of the secured Bonds shall be published by the Issuer within the period and according to arrangements set forth in par. 11 of the Decision on the bond issue and par. 2.9 of the Prospectus of securities issue.

Terms and condition of conversion (for convertible securities): *the placed securities are non-convertible bonds.*

This quarterly report contains estimates and forecasts of authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.1 Members of the governing bodies of the Issuer

The Board of Directors of the Issuer.
The Board Chairman: ***Mr. Valeriy N. Yashin, born in 1941***

Members of the Board of Directors:
Mr. Stanislav P. Avdiants, born in 1946
Mr. Ruben A. Amaryan, born in 1949
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Vadim E. Belov, born in 1958
Mr. Alexander P. Gribov, born in 1972
Mr. Alexander V. Ikonnikov, born in 1971
Ms. Oksana V. Petrova, born in 1973
Ms. Elena V. Umnova, born in 1954
Mr. Grigoriy M. Finger, born in 1966
Mr. Evgeni V. Yurchenko, born in 1968

The sole person executive body of the Issuer – the General Director

Mr. Ruben Andronikovich Amaryan, born in 1949

Collective executive body – the Management Board of the Issuer

Mr. Ruben A. Amaryan, born in 1949 – the Chairman of the Management Board
Mr. Aleksey A. Lokotkov, born in 1950
Mr. Maksim A. Pegasov, born in 1966
Mr. Alexander I. Polnikov, born in 1943
Ms. Ella M. Zhuravleva, born in 1961
Ms. Raisa P. Konstantinova, born in 1954
Mr. Sergey V. Pridantsev, born in 1967
Mr. Valeriy P. Sychev, born in 1947
Ms. Tatyana N. Sotskova, born in 1958
Mr. Alexander V. Haustovich, born in 1949
Mr. Nikolay V. Mezhuev, born in 1962

1.2 Information on bank accounts of the issuer

Names of lending organizations with which the issuer opened current and other bank accounts.

List of JSC CenterTelecom bank accounts as on July 1, 2004

General Directorate of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
General Directorate	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	subsidiary of ZAO CB GUTA-BANK - GUTA MGTS	14/7 Sukharevskaya Square, Moscow, 107045, Russia	7710353606	40702810400010017541	044583153	30101810200000000153	current account
General Directorate	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612326	044583119	30101810600000000119	current account
General Directorate	Joint-Stock Commercial Bank Moscow Business World (Moskovski Delovoy Mir - Public Joint Stock Company)	ACB MDM-Bank (OAO)	33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia	ACB MDM-Bank	33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia	7706074960	40702810100010026721	044525466	30101810900000000466	current account
General Directorate	Joint-Stock Commercial Bank ROSBANK (Public JSC)	ACB Rosbank (OAO)	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	Additional office Volokolamskoe, ACB Rosbank	1 Volokolamskoe Shosse, Moscow, 125080, Russia	7730060164	40702810830020011606	044525256	30101810000000000256	current account

General Directorate	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740020100852	044525225	30101810400000000225	current account
General Directorate	Public Joint-Stock Company Vneshtorgbank	Public JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Public JSC Vneshtorgbank	5 Marxistskaya Street, Moscow, 109147, Russia	7702070139	40702810000090220287	044525187	30101810700000000187	current account

Besvyaz – a subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Belsvyaz - a subsidiary of JSC CenterTelecom, Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Alekseevskoe Branch #3775	56 Stepana Razina Street, Alekseevka, Belgorod region, Russia	7707083893	40702810307130100409	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Alekseevskoe Branch #3775	56 Stepana Razina Street, Alekseevka, Belgorod region, Russia	7707083893	40702810707130100410	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Valuyskoe branch #3794	31-a Gorkogo Street, Valuyki, Belgorod region, Russia	7707083893	40702810307190100371	041403633	30101810100000000633	current account

Belsvyaz - a subsidiary of JSC CenterTelecom, Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Valuyskoe branch #3794	31-a Gorkogo Street, Valuyki, Belgorod region, Russia	7707083893	40702810907190100373	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Gubkinski local TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Gubkinskoe branch #5103	41 Kirova Street, Gubkin, Belgorod region, Russia	7707083893	40702810507020100775	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Gubkinski local TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Gubkinskoe branch #5103	41 Kirova Street, Gubkin, Belgorod region, Russia	7707083893	40702810107020100777	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Severo-Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novooskolskoe branch #3867	5 Lenina Square, Novy Oskol, Belgorod region, Russia	7707083893	40702810707120100323	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Severo-Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novooskolskoe branch #3867	5 Lenina Square, Novy Oskol, Belgorod region, Russia	7707083893	40702810007120100324	041403633	30101810100000000633	current account

"Belsvyaz - a subsidiary of JSC CenterTelecom, Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rakityanskoe branch #3881	13 Bazarnaya Street, Rakitnoe, Belgorod region, Russia	7707083893	40702810607150100231	041403633	30101810100000000633	current account
"Belsvyaz - a subsidiary of JSC CenterTelecom, Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rakityanskoe branch #3881	13 Bazarnaya Street, Rakitnoe, Belgorod region, Russia	7707083893	40702810907150100232	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Starooskolski Town Telephone Office	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Starooskolskoe branch #8426	49/44 Lenina Street, Stary Oskol, Belgorod region, Russia	7707083893	40702810507070101339	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Starooskolski Town Telephone Office	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Starooskolskoe branch #8426	49/44 Lenina Street, Stary Oskol, Belgorod region, Russia	7707083893	40702810907070101340	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Yuzhny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Shebekinskoe branch #3920	9 Lenina Street, Shebekino, Belgorod region, Russia	7707083893	40702810707060100810	041403633	30101810100000000633	current account

Belsvyaz - a subsidiary of JSC CenterTelecom, Yuzhny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Shebekinskoe branch #3920	9 Lenina Street, Shebekino, Belgorod region, Russia	7707083893	40702810007060100811	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Severo-Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Yakovlevskoe branch #3906	21 Lenina Street, Stroitel', Belgorod region, Russia	7707083893	40702810707040100432	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom, Severo-Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Yakovlevskoe branch #3906	21 Lenina Street, Stroitel', Belgorod region, Russia	7707083893	40702810007040100433	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom Informsvyaz	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702810307000103044	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom Informsvyaz	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702810407000103041	041403633	30101810100000000633	current account

Belsvyaz - a subsidiary of JSC CenterTelecom TTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702810507000103051	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom TTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702810207000103050	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom Belgorodski City TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702810607000103045	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom Belgorodski City TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702810107000103040	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702810007000103043	041403633	30101810100000000633	current account

Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702810707000103039	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Pr, Belgorod, Russia	7707083893	40702810707000103042	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Public Joint-Stock COmpany Commercial Stock Bank AVTOBANK-NIKOIL	OAO ACB AVTOBANK-NIKOIL	19 Vavilova Street, Moscow; 117997, Russia	Belgorod branch of OAO ACB AVTOBANK-NIKOIL	1-a Revolution Square, Belgorod, Russia	7707027313	40702810930240000448	041403758	30101810700000000758	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702810716000000818	041403757	30101810400000000757	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Commercial Stock bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Belgorod subsidiary of ACB Promsvyazbank	59 Kommunisticheskaya Street, Belgorod, Russia	7744000912	40702810800000013101	041403765	30101810900000000765	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702840807000100326	041403633	30101810100000000633	current account

Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702840707000200326	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702840607000300326	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702978407000100326	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702978307000200326	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702978207000300326	041403633	30101810100000000633	current account

Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702840407000100328	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702840307000200328	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	40702840207000300328	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Public Joint-Stock COmpany Commercial Stock Bank AVTOBANK-NIKOIL	OAO ACB AVTOBANK-NIKOIL	19 Vavilova Street, Moscow, 117997, Russia	Belgorod branch of OAO ACB AVTOBANK-NIKOIL	1-a Revolution Square, Belgorod, Russia	7707027313	40702840530240000449	041403758	30101810700000000758	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Public Joint-Stock COmpany Commercial Stock Bank AVTOBANK-NIKOIL	OAO ACB AVTOBANK-NIKOIL	19 Vavilova Street, Moscow, 117997, Russia	Belgorod branch of OAO ACB AVTOBANK-NIKOIL	1-a Revolution Square, Belgorod, Russia	7707027313	40702840530241000451	041403758	30101810700000000758	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Public Joint-Stock COmpany Commercial Stock Bank AVTOBANK-NIKOIL	OAO ACB AVTOBANK-NIKOIL	8 Efremova Street, Moscow, 119048, Russia	Belgorod branch of OAO ACB AVTOBANK-NIKOIL	1-a Revolution Square, Belgorod, Russia	7707027313	40702840230241000450	041403758	30101810700000000758	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702978716000000080	041403757	30101810400000000757	current account

Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702978116008000080	041403757	30101810400000000757	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702978816007000080	041403757	30101810400000000757	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702840016000000148	041403757	30101810400000000757	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702840716008000149	041403757	30101810400000000757	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	40702840416007000149	041403757	30101810400000000757	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	45206810407000000551	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Belgorodskoe branch #8592	52 Lenina Square, Belgorod, Russia	7707083893	45206810007000000582	041403633	30101810100000000633	current account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of OAO Vneshtorgbank in Belgorod	35 Frunze Street, Belgorod, Russia	7702070139	45206810016000000776	041403757	30101810400000000757	current account

Belsvyaz - a subsidiary of JSC CenterTelecom	Commercial Stock bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810100120612336	044583119	30101810600000000119	current account

Bryansksvyazinform – a subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810508000100887	41501601	30101810400000000601	current account
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810808000100888	41501601	30101810400000000601	current account
Bryansksvyazinform/ Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	CB BNB (Public JSC)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702810800000016830	41501770	30101810700000000770	current account
Bryansksvyazinform/ Computing Center	Commercial bank Bryanski Narodny Bank (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	CB BNB (Public JSC)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702810700000017230	41501770	30101810700000000770	current account
Bryansksvyazinform/ Bryanski MOTC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810208000100899	41501601	30101810400000000601	current account
Bryansksvyazinform/ Bryanski MOTC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810508000100900	41501601	30101810400000000601	current account
Bryansksvyazinform/ City telephone network	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810808000100901	41501601	30101810400000000601	current account

Bryansksvyazinform/ City telephone network	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810108000100902	41501601	30101810400000000601	current account
Bryansksvyazinform/ Computing center	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810608000100897	41501601	30101810400000000601	current account
Bryansksvyazinform/ Computing center	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810908000100898	41501601	30101810400000000601	current account
Bryansksvyazinform/ GRTU	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810008000100895	41501601	30101810400000000601	current account
Bryansksvyazinform/ GRTU	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702810308000100896	41501601	30101810400000000601	current account
Bryansksvyazinform/ Bryanski MOTC Vygonichski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8400	1 Lomonosova Street, Vygonichi, Bryansk region, Russia	7707083893	40702810508000109312	41501601	30101810400000000601	current account
Bryansksvyazinform/ Bryanski MOTC Vygonichski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8400	1 Lomonosova Street, Vygonichi, Bryansk region, Russia	7707083893	40702810108000109327	41501601	30101810400000000601	current account
Bryansksvyazinform/ Bryanski MOTC Dyatkovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Dyatkovskoe branch #5559	151 Lenina Street, Dyatkovo, Bryansk region, Moscow	7707083893	40702810508100100318	41501601	30101810400000000601	current account
Bryansksvyazinform/ Bryanski MOTC Dyatkovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Dyatkovskoe branch #5559	151 Lenina Street, Dyatkovo, Bryansk region, Moscow	7707083893	40702810108100100310	41501601	30101810400000000601	current account
Bryansksvyazinform/ Bryanski MOTC Zhiryatinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8400/0122	15 Mira Street, Zhiryatino, Bryansk region, Russia	7707083893	40702810408000109124	41501601	30101810400000000601	current account

Bryansksvyazinform/ Bryanski MOTC Zhiryatinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8400/0122	15 Mira Street, Zhiryatino, Bryansk region, Russia	7707083893	40702810308000109114	41501601	30101810400000000601	current account
Bryansksvyazinform/ Bryanski MOTC Karachevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605/0150	99 50let Oktybrya Street, Karachev, Bryansk region, Russia	7707083893	40702810508000109587	41501601	30101810400000000601	current account
Bryansksvyazinform/ Bryanski MOTC Karachevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605/0150	99 50let Oktybrya Street, Karachev, Bryansk region, Russia	7707083893	40702810208000109531	41501601	30101810400000000601	current account
Bryansksvyazinform/ Zhukovski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Zhukovskoe branch #5561	12 K. Marx Street, Zhukovka, Bryansk region, Russia	7707083893	40702810908110100526	41501601	30101810400000000601	current account
Bryansksvyazinform/ Zhukovski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Zhukovskoe branch #5561	12 K. Marx Street, Zhukovka, Bryansk region, Russia	7707083893	40702810208110100527	41501601	30101810400000000601	current account
Bryansksvyazinform/ Zhukovski MTOC Dubrovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Dubrovskoe branch #5587	114 Lenina Street, Dubrovka, Bryansk region, Russia	7707083893	40702810308110122023	41501601	30101810400000000601	current account
Bryansksvyazinform/ Zhukovski MTOC Dubrovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Dubrovskoe branch #5587	114 Lenina Street, Dubrovka, Bryansk region, Russia	7707083893	40702810208110122065	41501601	30101810400000000601	current account
Bryansksvyazinform/ Zhukovski MTOC Kletnyanski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Kletnyanskkoe branch #5590	87 Lenina Street, Kletnya, Bryansk region, Russia	7707083893	40702810508110133016	41501601	30101810400000000601	current account
Bryansksvyazinform/ Zhukovski MTOC Kletnyanski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Kletnyanskkoe branch #5590	87 Lenina Street, Kletnya, Bryansk region, Russia	7707083893	40702810308110133067	41501601	30101810400000000601	current account
Bryansksvyazinform/ Zhukovski MTOC Rognedinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Dubrovskoe branch #5587	114 Lenina Street, Dubrovka, Bryansk region, Russia	7707083893	40702810508110111009	41501601	30101810400000000601	current account

Bryansksvyazinform/ Zhukovski MTOC Rognedinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Dubrovskoe branch #5588	114 Lenina Street, Dubrovka, Bryansk region, Russia	7707083893	40702810408110111044	41501601	30101810400000000601	current account
Bryansksvyazinform/ Klintsovski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Klintsovskoe branch #1563	19 Oktyabrskaya Street, Gordeevka, Bryansk region, Russia	7707083893	40702810208120100494	41501601	30101810400000000601	current account
Bryansksvyazinform/ Klintsovski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Klintsovskoe branch #1563	19 Oktyabrskaya Street, Gordeevka, Bryansk region, Russia	7707083893	40702810908120100493	41501601	30101810400000000601	current account
Bryansksvyazinform/ Klintsovski MTOC Gordeevsli Linaer Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Klintsovskoe branch #1563 / 039	44 Lenina Street, Gordeevka, Bryansk region, Russia	7707083893	40702810308120100022	41501601	30101810400000000601	current account
Bryansksvyazinform/ Klintsovski MTOC Krasnogorski	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Klintsovskoe branch #1563/048	9 Kuybysheva Street, Krasnaya Gora, Bryansk region, Russia	7707083893	40702810108120120053	41501601	30101810400000000601	current account
Bryansksvyazinform/ Navlinski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Navlinskoe branch #5567	5 30let Pobedy Street, Navya, Bryansk region, Russia	7707083893	40702810208130100002	41501601	30101810400000000601	current account
Bryansksvyazinform/ Navlinski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Navlinskoe branch #5567	5 30let Pobedy Street, Navya, Bryansk region, Russia	7707083893	40702810108130100005	41501601	30101810400000000601	current account
Bryansksvyazinform/ Navlinski MTOC Brasovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Brasovskoe branch # 5557	1a Krasnoarmeyskaya Street, Lokot, Bryansk region, Russia	7707083893	40702810508130101028	41501601	30101810400000000601	current account
Bryansksvyazinform/ Navlinski MTOC Brasovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Brasovskoe branch # 5557	1a Krasnoarmeyskaya Street, Lokot, Bryansk region, Russia	7707083893	40702810408130101047	41501601	30101810400000000601	current account
Bryansksvyazinform/ Navlinski MTOC Komarichski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Brasovskoe branch #5557	49a Sovetskaya Street, Komarichi, Bryansk region, Russia	7707083893	40702810908130102054	41501601	30101810400000000601	current account

Bryansksvyazinform/ Navlinski MTOC Komarichski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Brasovskoe branch #5557	49a Sovetskaya Street, Komarichi, Bryansk region, Russia	7707083893	40702810008130102080	41501601	30101810400000000601	current account
Bryansksvyazinform/ Navlinski MTOC Sevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Navlinskoe branch #5567 full service branch 038	26 Lenina Street, Sevsk, Bryansk region, Russia	7707083893	40702810308130103035	41501601	30101810400000000601	current account
Bryansksvyazinform/ Navlinski MTOC Sevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Navlinskoe branch #5567 full service branch 038	26 Lenina Street, Sevsk, Bryansk region, Russia	7707083893	40702810808130103027	41501601	30101810400000000601	current account
Bryansksvyazinform/ Navlinski MTOC Suzemski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571 / 079	49a Vokzalnaya Street, Suzemka, Bryansk region, Russia	7707083893	40702810808150102008	41501601	30101810400000000601	current account
Bryansksvyazinform/ Navlinski MTOC Suzemski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571 / 079	49a Vokzalnaya Street, Suzemka, Bryansk region, Russia	7707083893	40702810908150102047	41501601	30101810400000000601	current account
Bryansksvyazinform/ Novozybkovski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Novozybkovskoe branch #5580	33 Pervomayskaya Street, Novozybkov, Bryansk region, Russia	7707083893	40702810708190100432	41501601	30101810400000000601	current account
Bryansksvyazinform/ Novozybkovski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Novozybkovskoe branch #5580	33 Pervomayskaya Street, Novozybkov, Bryansk region, Russia	7707083893	40702810008190100433	41501601	30101810400000000601	current account
Bryansksvyazinform/ Novozybkovski MTOC Zlynkovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Novozybkovskoe branch #5580 / 061	17 Kommunalnaya Street, Zlynka, Bryansk region, Russia	7707083893	40702810208190103599	41501601	30101810400000000601	current account
Bryansksvyazinform/ Novozybkovski MTOC Klimovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Novozybkovskoe branch #5580 / 061	12 Kommunisticheskaya Street, Klimovo, Bryansk region, Russia	7707083893	40702810508190105242	41501601	30101810400000000601	current account

Bryansksvyazinform/ Novozybkovski MTOC Klimovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Novozybkovskoe branch #5580 / 061	12 Kommunisticheskaya Street, Klimovo, Bryansk region, Russia	7707083893	40702810808190105243	41501601	30101810400000000601	current account
Bryansksvyazinform/ Pochepski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	3 Pervomayskaya Street, Pochep, Bryansk region, Russia	7707083893	40702810008150103014	41501601	30101810400000000601	current account
Bryansksvyazinform/ Pochepski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	3 Pervomayskaya Street, Pochep, Bryansk region, Russia	7707083893	40702810908150103062	41501601	30101810400000000601	current account
Bryansksvyazinform/ Pochepski MTOC Trubchevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	78 Lunacharskogo Street, Trubchevsk, Bryansk region, Russia	7707083893	40702810908150100337	41501601	30101810400000000601	current account
Bryansksvyazinform/ Pochepski MTOC Trubchevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	78 Lunacharskogo Street, Trubchevsk, Bryansk region, Russia	7707083893	40702810108150100344	41501601	30101810400000000601	current account
Bryansksvyazinform/ Pochepski MTOC Pogarski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	4 Chapaeva Street, Pogar, Bryansk region, Russia	7707083893	40702810208150100338	41501601	30101810400000000601	current account
Bryansksvyazinform/ Pochepski MTOC Pogarski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Trubchevskoe branch #5571	4 Chapaeva Street, Pogar, Bryansk region, Russia	7707083893	40702810808150100343	41501601	30101810400000000601	current account
Bryansksvyazinform/ Unechski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Unechskoe branch #5586	2/2 Pervomayskaya Street, Unecha, Bryansk region, Russia	7707083893	40702810708230000191	41501601	30101810400000000601	current account
Bryansksvyazinform/ Unechski MTOC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Unechskoe branch #5586	2/2 Pervomayskaya Street, Unecha, Bryansk region, Russia	7707083893	40702810008230000192	41501601	30101810400000000601	current account
Bryansksvyazinform/ Unechski MTOC Mglinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Mglinskoe branch #5579	7 Lenina Street, Mglin, Bryansk region, Russia	7707083893	40702810508230105050	41501601	30101810400000000601	current account

Bryansksvyazinform/ Unechski MTOC Mglinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Mglinskoe branch #5579	7 Lenina Street, Mglin, Bryansk region, Russia	7707083893	40702810008230105071	41501601	30101810400000000601	current account
Bryansksvyazinform/ Unechski MTOC Starodubski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Starodubskoe branch #5583	18a Sverdlova Street, Starodub, Bryansk region, Russia	7707083893	40702810008210100180	41501601	30101810400000000601	current account
Bryansksvyazinform/ Unechski MTOC Starodubski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Starodubskoe branch #5583	18a Sverdlova Street, Starodub, Bryansk region, Russia	7707083893	40702810308210100181	41501601	30101810400000000601	current account
Bryansksvyazinform/ Unechski MTOC Surazhski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Surazhskoe branch #5584	16 Krasnaya Street, Surazh, Bryansk region, Russia	7707083893	40702810708230004061	41501601	30101810400000000601	current account
Bryansksvyazinform/ Unechski MTOC Surazhski Linear Plant	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605 Surazhskoe branch #5584	16 Krasnaya Street, Surazh, Bryansk region, Russia	7707083893	40702810508230004009	41501601	30101810400000000601	current account
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702840808000101585	41501601	30101810400000000601	current account
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702840708000201585	41501601	30101810400000000601	current account
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bryanskoe branch #8605	10 b Lenina pr., Bryansk, Russia	7707083893	40702840608000301585	41501601	30101810400000000601	current account
Bryansksvyazinform/ Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702840700000000233	41501770	30101810700000000770	current account
Bryansksvyazinform/ Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702840800000010233	41501770	30101810700000000770	current account

Bryansksvyazinform/ Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	CB BNB (OAO)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702840600000090233	41501770	30101810700000000770	current account
Elektrosvyaz of the Vladimir region – a subsidiary of JSC CenterTelecom										
Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Elektrosvyaz of the Vladimir region – a subsidiary of JSC CenterTelecom	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702840800260001682 40702840100261001682 40702840400262001682	041708716	30101810200000000716	foreign currency *transit special* transit
Elektrosvyaz of the Vladimir region – a subsidiary of JSC CenterTelecom	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261001682 40702810100262001682	041708716	30101810200000000716	current account
Alexandrovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810502261011682 40702810802262011682	041708716	30101810200000000716	current account
Vyaznikovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810000261021682 40702810300262021682	041708716	30101810200000000716	current account
Gorokhovetski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100261031682 40702810400262031682	041708716	30101810200000000716	current account
Gus-Khrustalni LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	42 Kalinina Street, Gus-Khrustalny, Vladimir region, 601550, Russia	7725039953	40702810400281041682 40702810700282041682	041708716	30101810200000000716	current account
Kameshkovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	20/1 Socialisticheskaya Street, Kovrov, Vladimir region, 601909, Russia	7725039953	40702810400271051682 40702810700272051682	041708716	30101810200000000716	current account
Kirzhachski LTC	Public JSC Commercial Stock Bank Moscow	OAO ACB MIB	5 Ordzhonikidze Street,	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region,	7725039953	40702810700291061682 40702810000292061682	041708716	30101810200000000716	current account

	Industrial Bank		Moscow, 115419, Russia		601750, Russia					
Kovrovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	20/1 Socialisticheskaya Street, Kovrov, Vladimir region, 601909, Russia	7725039953	40702810600271071682 40702810900272071682	041708716	30101810200000000716	current account
Kolchuginski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	40702810900291081682 40702810200292081682	041708716	30101810200000000716	current account
Melenkovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	85b Moskovskaya street, Murom, Vladimir region, 602200, Russia	7725039953	40702810000301091682 40702810300302091682	041708716	30101810200000000716	current account
Muromski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	85b Moskovskaya street, Murom, Vladimir region, 602200, Russia	7725039953	40702810000301101682 40702810300302101682	041708716	30101810200000000716	current account
Petushinski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261111682 40702810100262111682	041708716	30101810200000000716	current account
Selivanovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	85b Moskovskaya street, Murom, Vladimir region, 602200, Russia	7725039953	40702810200301121682 40702810500302121682	041708716	30101810200000000716	current account
Sobinski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810000261131682 40702810300262131682	041708716	30101810200000000716	current account
Sudogodski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100261141682 40702810400262141682	041708716	30101810200000000716	current account
Suzdalski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810200261151682 40702810500262151682	041708716	30101810200000000716	current account
Yuriev-Polski LTC	Public JSC Commercial Stock Bank Moscow	OAO ACB MIB	5 Ordzhonikidze Street,	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region,	7725039953	40702810600291161682 40702810900292161682	041708716	30101810200000000716	current account

	Industrial Bank		Moscow, 115419, Russia		601750, Russia					
Vladimir City Telephone Network	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810400261171682 40702810700262171682	041708716	30101810200000000716	current account
Vladimit Telephone-Telegraph Exchange	Public JSC Commercial Stock Bank Moscow Industrial Bank	OAO ACB MIB	5 Ordzhonikidze Street, Moscow, 115419, Russia	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810500261181682 40702810800262181682	041708716	30101810200000000716	current account
Voronezhsvyazinform – a subsidiary of JSC CenterTelecom										
Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Voronezhsvyazinform – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810313000108843	042007681	30101810600000000681	current account
Voronezhsvyazinform – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810613000108844	042007681	30101810600000000681	current account
Anninski telecommunications center (TC)	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Anninskoe Branch #3777	32 Lenina Street, Anna township, Voronezh region, Russia	7707083893	40702810013030100548	042007681	30101810600000000681	current account
Anninski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Anninskoe Branch #3777	32 Lenina Street, Anna township, Voronezh region, Russia	7707083893	40702810313030100549	042007681	30101810600000000681	current account
Bobrovski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bobrovskoe Branch #3783	73 22nd January Street, Bobrov, Voronezh region, Russia	7707083893	40702810613040100268	042007681	30101810600000000681	current account
Bobrovski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Bobrovskoe Branch #3783	73 22nd January Street, Bobrov, Voronezh region, Russia	7707083893	40702810913040100269	042007681	30101810600000000681	current account

Bogucharski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pavlovskoe Branch #3872	11 Pokrovskaya Street, Pavlovsk, Voronezh region, Russia	7707083893	40702810113230102657	042007681	30101810600000000681	current account
Bogucharski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pavlovskoe Branch #3872	11 Pokrovskaya Street, Pavlovsk, Voronezh region, Russia	7707083893	40702810413230102658	042007681	30101810600000000681	current account
Borisoglebski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Borisoglebskoe Branch #193	176 Svobody Street, Borisoglebsk, Voronezh region, Russia	7707083893	40702810913060100977	042007681	30101810600000000681	current account
Borisoglebski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Borisoglebskoe Branch #193	176 Svobody Street, Borisoglebsk, Voronezh region, Russia	7707083893	40702810213060100978	042007681	30101810600000000681	current account
Buturlinovka TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Buturlinovkskoe Branch #3793	49 Lenina Street, Buturlinovka, Voronezh region, Russia	7707083893	40702810113070100385	042007681	30101810600000000681	current account
Buturlinovka TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Buturlinovkskoe Branch #3793	49 Lenina Street, Buturlinovka, Voronezh region, Russia	7707083893	40702810413070100386	042007681	30101810600000000681	current account
Kalacheevski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kalacheevskoe Branch #3836	12 1st Maya Street, Kalach, Voronezh region, Russia	7707083893	40702810513120100589	042007681	30101810600000000681	current account
Kalacheevski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kalacheevskoe Branch #3836	12 1st Maya Street, Kalach, Voronezh region, Russia	7707083893	40702810913120100590	042007681	30101810600000000681	current account
Kantemirovski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rossoshanskoe Branch #382	12a Truda pr., Rossosh, Voronezh region, Russia	7707083893	40702810113300103078	042007681	30101810600000000681	current account
Kantemirovski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rossoshanskoe Branch #382	12a Truda pr., Rossosh, Voronezh region, Russia	7707083893	40702810413300103079	042007681	30101810600000000681	current account

Liskinski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Liskinskoe Branch #3854	61a Sverdlova Street, Liski, Voronezh region, Russia	7707083893	40702810913160100385	042007681	30101810600000000681	current account
Liskinski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Liskinskoe Branch #3854	61a Sverdlova Street, Liski, Voronezh region, Russia	7707083893	40702810213160100386	042007681	30101810600000000681	current account
Novousmanski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novousmanskoe Branch #3869	272 Lenina Street, Novaya Usman', Voronezh region, Russia	7707083893	40702810313190100353	042007681	30101810600000000681	current account
Novousmanski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novousmanskoe Branch #3869	272 Lenina Street, Novaya Usman', Voronezh region, Russia	7707083893	40702810613190100354	042007681	30101810600000000681	current account
Novovoronezhski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Add. office # 0171	10 Parkovy Prospekt, Novovoronezh, Voronezh region, Russia	7707083893	40702810413180108841	042007681	30101810600000000681	current account
Novovoronezhski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ad. office # 0171	10 Parkovy Prospekt, Novovoronezh, Voronezh region, Russia	7707083893	40702810713180108842	042007681	30101810600000000681	current account
Ostrogozhski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ostrogozhskoe Branch #989	6 K.Marx Street, Ostrogozhsk, Voronezh region, Russia	7707083893	40702810713220100315	042007681	30101810600000000681	current account
Ostrogozhski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ostrogozhskoe Branch #989	6 K.Marx Street, Ostrogozhsk, Voronezh region, Russia	7707083893	40702810013220100316	042007681	30101810600000000681	current account
Pavlovski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pavlovskoe Branch #3872	11 Pokrovskaya Street, Pavlovsk, Voronezh region, Russia	7707083893	40702810113230100659	042007681	30101810600000000681	current account

Pavlovski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pavlovskoe Branch #3872	11 Pokrovskaya Street, Pavlovsk, Voronezh region, Russia	7707083893	40702810513230100660	042007681	30101810600000000681	current account
Rossoshanski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rossoshanskoe Branch #382	12a Truda pr., Rossosh, Voronezh region, Russia	7707083893	40702810713300100918	042007681	30101810600000000681	current account
Rossoshanski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rossoshanskoe Branch #382	12a Truda pr., Rossosh, Voronezh region, Russia	7707083893	40702810013300100919	042007681	30101810600000000681	current account
Semilukski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Semiluksksoe Branch #3825	21a 9th January Street, Semiluki, Voronezh region, Russia	7707083893	40702810913310100452	042007681	30101810600000000681	current account
Semilukski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Semiluksksoe Branch #3825	21a 9th January Street, Semiluki, Voronezh region, Russia	7707083893	40702810213310100453	042007681	30101810600000000681	current account
Talovski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Buturlinovkskoe Branch #3793	49 Lenina Street, Buturlinovka, Voronezh region, Russia	7707083893	40702810013070101387	042007681	30101810600000000681	current account
Talovski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Buturlinovkskoe Branch #3793	49 Lenina Street, Buturlinovka, Voronezh region, Russia	7707083893	40702810313070101388	042007681	30101810600000000681	current account
Khokholski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Semiluksksoe Branch #3825	21a 9th January Street, Semiluki, Voronezh region, Russia	7707083893	40702810113310102454	042007681	30101810600000000681	current account
Khokholski TC	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Semiluksksoe Branch #3825	21a 9th January Street, Semiluki, Voronezh region, Russia	7707083893	40702810413310102455	042007681	30101810600000000681	current account
International Telephone-Telegraph Exchange	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810013000108855	042007681	30101810600000000681	current account

International Telephone-Telegraph Exchange	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810313000108856	042007681	30101810600000000681	current account
Voronezhski City Radio Center	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810613000108857	042007681	30101810600000000681	current account
Voronezhski City Radio Center	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810913000108858	042007681	30101810600000000681	current account
Customer Relations Center	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810813000108851	042007681	30101810600000000681	current account
Customer Relations Center	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810113000108852	042007681	30101810600000000681	current account
Technical Maintenance Center	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810913000108861	042007681	30101810600000000681	current account
Technical Maintenance Center	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810513000109804	042007681	30101810600000000681	current account
Supply and Procurement Center	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810213000108859	042007681	30101810600000000681	current account
Supply and Procurement Center	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810613000108860	042007681	30101810600000000681	current account
Voronezhskaya City Telephone Network	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810413000108853	042007681	30101810600000000681	current account

Voronezhskaya City Telephone Network	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Central Black-Soil Bank, SB of RF	28 9th January Street, Voronezh, Russia	7707083893	40702810713000108854	042007681	30101810600000000681	current account
Voronezhsvyazinform – a subsidiary of JSC CenterTelecom	Commercial Stock Bank Promsvyazbank (Private JSC), Moscow	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 2, Moscow, 109052, Russia	Voronezhski Branch of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, Russia	7744000912	40702810300010060301	042007882	30101810700000000882	current account
Voronezhsvyazinform – a subsidiary of JSC CenterTelecom	Commercial Stock Bank Promsvyazbank (Private JSC), Moscow	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 2, Moscow, 109052, Russia	Voronezhski Branch of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, Russia	7744000912	40702810200010000319	042007882	30101810700000000882	current account
Voronezhsvyazinform – a subsidiary of JSC CenterTelecom	Commercial Stock Bank Promsvyazbank (Private JSC), Moscow	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 2, Moscow, 109052, Russia	Voronezhski Branch of ACB Promsvyazbank	78 20let Oktyabrya Street, Voronezh, Russia	7744000912	40702810600010000320	042007882	30101810700000000882	current account
Voronezhsvyazinform – a subsidiary of JSC CenterTelecom	Commercial Stock Bank Promsvyazbank (Private JSC)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800120612335	044583119	30101810600000000119	current account

Ivtelecom – a subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Ivtelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	159 Lezhevskaya Street, Ivanovo, 153000, Russia	7707083893	40702810017000101059	042406608	30101810000000000608	current account
Ivtelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	159 Lezhevskaya Street, Ivanovo, 153000, Russia	7707083893	40702810417000101060	042406608	30101810000000000608	current account

Ivtelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	159 Lezhevskaya Street, Ivanovo, 153000, Russia	7707083893	40702810717000101061	042406609	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecomIOC Telecom Vychuga	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	15 Ulyanovskaya Street, Vychuga, Ivanovo region, 155000, Russia	7707083893	40702810917180100245	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Vychuga	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	15 Ulyanovskaya Street, Vychuga, Ivanovo region, 155000, Russia	7707083893	40702810217180100246	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Gavrilov Posad	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	9 Oktyabrskoy Revolution Street, Gavrilov Posad, Ivanovo region, 155000, Russia	7707083893	40702810317170100062	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Gavrilov Posad	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	9 Oktyabrskoy Revolution Street, Gavrilov Posad, Ivanovo region, 155000, Russia	7707083893	40702810617170100063	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Kineshma	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	106 Buchuzhskaya Street, Kineshma, Ivanovo region, 155800, Russia	7707083893	40702810517160100791	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Kineshma	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	106 Buchuzhskaya Street, Kineshma, Ivanovo region, 155800, Russia	7707083893	40702810817160100792	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Puchezh	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	13 Sovetskaya Street, Puchezh, Ivanovo region, 155360, Russia	7707083893	40702810017080100559	042406608	30101810000000000608	current account

Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Puchezh	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	13 Sovetskaya Street, Puchezh, Ivanovo region, 155360, Russia	7707083893	40702810417080100560	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Teykovo	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	32 Oktyabrskaya Street, Teykovo, Ivanovo region, 155050, Russia	7707083893	40702810417040100173	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Teykovo	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	32 Oktyabrskaya Street, Teykovo, Ivanovo region, 155050, Russia	7707083893	40702810117040100172	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Furmanov	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	11 Sovetskaya Street, Furmanov, Ivanovo region, 155520, Russia	7707083893	40702810717070235598	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Furmanov	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	11 Sovetskaya Street, Furmanov, Ivanovo region, 155520, Russia	7707083893	40702810117070135599	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Shuya	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	15 Vasilyevskaya Street, Shuya, Ivanovo region, 155900, Russia	7707083893	40702810017140100541	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Shuya	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	15 Vasilyevskaya Street, Shuya, Ivanovo region, 155900, Russia	7707083893	40702810317140100542	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Yuzha	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	12 Sovetskaya Street, Yuzha, Ivanovo region, 155630, Russia	7707083893	40702810317050100933	042406608	30101810000000000608	current account

Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Yuzha	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ivanovskoe branch #8639	12 Sovetskaya Street, Yuzha, Ivanovo region, 155630, Russia	7707083893	40702810017050100932	042406608	30101810000000000608	current account
Ivtelecom - a subsidiary of JSC CenterTelecom	Commercial Stock Bank Investment Trade bank (Private JSC)	ACB Investtorgbank (ZAO)	52/45 Sadovnicheskaya Street, Moscow, 113035, Russia	Voznesenski subsidiary of ACB Investtorgbank	11a Bolshaya Vorobyevskaya Street, Ivanovo, 153000, Russia	7717002773	40702810400000000732	042406772	30101810800000000772	current account
Ivtelecom - a subsidiary of JSC CenterTelecom	Commercial Stock Bank Kranbank (Private JSC)	ZAO ACB Kranbank	53 F. Engels Prospekt, Ivanovo, 153000, Russia	ZAO ACB Kranbank	53 F. Engels Prospekt, Ivanovo, 153000, Russia	3728018834	40702810200000000611	042406738	30101810200000000738	current account
Ivtelecom - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810200120612333	044583119	30101810600000000119	current account
Ivtelecom - a subsidiary of JSC CenterTelecom	Commercial Investment bank EUROALLIANCE (Public JSC)	CIB EUROALLIANCE (OAO)	13 Stanko Street, Ivanovo, 153000, Russia	CIB EUROALLIANCE (OAO)	13 Stanko Street, Ivanovo, 153000, Russia	3702030072	40702840000002000168	042406701	30101810800000000701	foreign currency (USD)
Ivtelecom - a subsidiary of JSC CenterTelecom	Commercial Investment bank EUROALLIANCE (Public JSC)	CIB EUROALLIANCE (OAO)	13 Stanko Street, Ivanovo, 153000, Russia	CIB EUROALLIANCE (OAO)	13 Stanko Street, Ivanovo, 153000, Russia	3702030072	40702978500002000174	042406701	30101810800000000701	foreign currency (Euro)

Kaluzhski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810322240104184	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810022240104183	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergobank OAO (Kaluga)	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810500000000687	42908701	30101810600000000701	current account
Kaluzhski	Kaluzhski gas and	ACB	4 Plekhanova	Kaluzhski gas and	4 Plekhanova	4026006420	40702810300000000667	42908701	30101810600000000701	current

subsidiary of JSC CenterTelecom	energy stock bank Gasenergobank (Public JSC)	Gasenergobank (OAO), Kaluga	Street, Kaluga, 248030, Russia	energy stock bank Gasenergobank	Street, Kaluga, 248030, Russia					account
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergobank (OAO), Kaluga	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810800000000688	42908701	30101810600000000701	current account
Kaluzhski subsidiary of JSC CenterTelecom	Inter-regional bank for infocommunications development (Public JSC)	ICB Svyzbank	7 Tverskaya Street, Moscow, 125375, Russia	Kaluzhski ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	40702810500240000603	42908703	30101810200000000703	current account
Kaluzhski subsidiary of JSC CenterTelecom	Inter-regional bank for infocommunications development (Public JSC)	ICB Svyzbank	7 Tverskaya Street, Moscow, 125375, Russia	Kaluzhski ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	40702810400240100603	42908703	30101810200000000703	current account
Kaluzhski subsidiary of JSC CenterTelecom	Inter-regional bank for infocommunications development (Public JSC)	ICB Svyzbank	7 Tverskaya Street, Moscow, 125375, Russia	Kaluzhski ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	42106810400240000006	42908703	30101810200000000703	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-2	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB OF RF (OAO) Obninskoe branch 7786	4 Marx Prospekt, Obninsk, Kaluga region, 249035, Russia	7707083893	40702810122230100657	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-2	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergo bank (OAO), Kaluga	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank, additional office in Obninsk	2 Kaluzhskaya Street, Obninsk, Kaluga region, 49020, Russia	4026006420	40702810301040000305	42913709	30101810800000000709	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB OF RF (OAO) Dzerzhinskoe branch #5607	4 Sovetskaya Street, Kondrovo, Kaluga region, 249832, Russia	7707083893	40702810322200100296	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB OF RF (OAO) Kozelskoe branch N5600	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810222160100889	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB OF RF (OAO) Kozelskoe branch N5600	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810522160100893	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	SB of Rf, Kirovskoe Branch #5568	50 Proletrskaya Street, Kirov, Kaluga region, 249440, Russia	7707083893	40702810322120100347	42908612	30101810100000000612	current account
Kaluzhski	Joint-Stock Saving	AC SB RF	19 Vavilova	SB of RF,	50 Proletrskaya	7707083893	40702810622120100348	42908612	30101810100000000612	current

subsidiary of JSC CenterTelecom TOC-5	Bank of the Russian Federation (Public JSC)		Street, Moscow, 117997, Russia	Kirovskoe branch #5568	Street, Kirov, Kaluga region, 249440, Russia					account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Khvastovichskoe branch of SB #5573	31 Lenina Street, Khvastovichi, Kaluga region, 249360, Russia	7707083893	40702810222110101045	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Lyudinovskoe branch #5565	11 Engels Street, lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810022110100314	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Lyudinovskoe branch #5565	11 Engels Street, lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810422110100600	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom TOC-6	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Lyudinovskoe branch #5565	11 Engels Street, lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810622110100316	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Kozelskoe branch #5600	39 Bolshaya Sovetskaya Street, Kozelsk, Kaluga region, 249720, Russia	7707083893	40702810622160100890	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Sukhinichskoe branch #1560	58 Lenina Street, Sukhinichi, Kaluga region, 249270, Russia	7707083893	40702810022040000694	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Sukhinichskoe branch #1560	58 Lenina Street, Sukhinichi, Kaluga region, 249270, Russia	7707083893	40702810422040000168	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Obninskoe branch #7786	4 Marx Prospekt, Obninsk, Kaluga region, 249035, Russia	7707083893	40702810122230140138	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Borovskoe branch #2671	do Lenina Street, Borovsk, Kaluga region, 249010, Russia	7707083893	40702810422070100177	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	ACB SB of RF (OAO) Maloyaroslavetskoe branch #2673	1-a Uspenskaya Street, Maloyaroslavets, Kaluga region, 249000, Russia	7707083893	40702810522080100533	42908612	30101810100000000612	current account
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergobank (OAO), Kaluga	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978500000100018	42908701	30101810600000000701	foreign currency/current
Kaluzhski	Kaluzhski gas and	ACB	4 Plekhanova	Kaluzhski gas and	4 Plekhanova	4026006420	40702978400000200018	42908701	30101810600000000701	foreign

subsidiary of JSC CenterTelecom	energy stock bank Gasenergobank (Public JSC)	Gasenergobank (OAO), Kaluga	Street, Kaluga, 248030, Russia	energy stock bank Gasenergobank	Street, Kaluga, 248030, Russia					currency/transit
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank (Public JSC)	ACB Gasenergobank (OAO), Kaluga	4 Plekhanova Street, Kaluga, 248030, Russia	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978300000300018	42908701	30101810600000000701	foreign currency/special transit
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978922240104183	42908612	30301810100000000612	foreign currency/current
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978822240204183	42908612	30301810100000000612	foreign currency/transit
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kaluzhskoe branch of SB of RF #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978722240304183	42908612	30301810100000000612	foreign currency/special transit
Kaluzhski subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	subsidiary of ZAO CB GUTA-BANK - GUTA MGTS	14/7 Sukharevskaya Square, Moscow, 107045, Russia	7710353606	40702810600010007979	044583153	30101810200000000153	current account

Kostromatelecom – a sudbsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Kostromatelecom – a sudbsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810629010118711	43469623	30101810200000000623	current account
Kostromatelecom – a sudbsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810529010118921	43469623	30101810200000000623	current account
Kostromatelecom – a sudbsidiary of JSC CenterTelecom	Bank for Foreign Trade	Bank for Foreign Trade (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary in Kostroma	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810521000002861	43469713	30101810000000000713	current account
Kostromatelecom – a sudbsidiary of JSC CenterTelecom	Imort-Export bank IMPEXBANK (Public JSC)	CB Impexbank (OAO)	20/10 Novopeschanaya Street, buiding 1A, Moscow, Russia	A subsidiary Yaroslavski of Import-Export Bank IMPEXBANK	39 Nekrasova Street, Yaroslavl, 156005, Russia	7744001480	40702810700270000291	47888701	30101810000000000701	current account

Kostromatelecom – a sudbsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	Bank for Foreign Trade (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary in Kostroma	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810421000102861	43469713	30101810000000000713	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom SP LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810729010119021	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom SP LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810629010119011	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810929010119041	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810829010119031	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640 ad. office #8640/015	5 Oktyabrskaya Street, Nerekhta, Kostroma region, 157800, Russia	7707083893	40702810029030100150	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810129010119061	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810329010119081	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ostrovskoe branch #2497	22 Sovetskaya Street, Ostrovskoe, Kostroma region, 157960, Russia	7707083893	40702810229180100130	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810029010119051	43469623	30101810200000000623	current account
KostromaTelecom	Joint-Stock Saving	AC SB RF	19 Vavilova	Kostromskoe	5 Oktyabrskaya	7707083893	40702810329030100151	43469623	30101810200000000623	current

- a subsidiary of JSC CenterTelecom, SP #1	Bank of the Russian Federation (Public JSC).		Street, Moscow, 117997, Russia	branch #8640 AD. OFFICE #8640/015	Street, Nerekhta, Kostroma region, 157800, Russia					account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810229010119071	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810429010119091	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #1	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ostrovskoe branch #2497	22 Sovetskaya Street, Ostrovskoe, Kostroma region, 157960, Russia	7707083893	40702810529180100131	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 2	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Sharyinskoe branch #4366	6 Pavlika Morozova Street, Sharya, Kostroma region, 157610, Russia	7707083893	40702810129140100393	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom SP #2	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Sharyinskoe branch #4366	6 Pavlika Morozova Street, Sharya, Kostroma region, 157610, Russia	7707083893	40702810829140100389	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640 ad. office #8640/022	44 Oktyabrskoy Revolution Street, Buy, Kostroma region, 157000, Russia	7707083893	40702810029050100114	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640 ad. office #8640/022	44 Oktyabrskoy Revolution Street, Buy, Kostroma region, 157000, Russia		40702810729050100113	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kostromskoe branch #8640 ad. office #8640/03	10 Lenina Street, Galich, Kostroma region, 157100, Russia	7707083893	40702810929060100178	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Chukhlomskoe branch #2510	14 Oktyabrya Street, Chukhloma, Kostroma region, 157130, Russia	7707083893	40702810529080100079	43469623	30101810200000000623	current account
KostromaTelecom	Joint-Stock Saving	AC SB RF	19 Vavilova	Chukhlomskoe	14 Oktyabrya	7707083893	40702810929080100080	43469623	30101810200000000623	current

- a subsidiary of JSC CenterTelecom, SP #3	Bank of the Russian Federation (Public JSC)		Street, Moscow, 117997, Russia	branch #2510	Street, Chukhloma, Kostroma region, 157130, Russia					account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Manturovskoe branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810929150100224	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Manturovskoe branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810629150100223	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Manturovskoe branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810229150100225	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Manturovskoe branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810629150100524	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810129190000142	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP # 4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810929190000151	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810129090100126	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810929090100122	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810229090100123	43469623	30101810200000000623	current account
KostromaTelecom	Joint-Stock Saving	AC SB RF	19 Vavilova	Makaryevskoe	2 Ploschadnaya	7707083893	40702810229190000563	43469623	30101810200000000623	current

- a subsidiary of JSC CenterTelecom, SP #5	Bank of the Russian Federation (Public JSC)		Street, Moscow, 117997, Russia	branch #2498	Street, Makaryev, Kostroma region, 157460, Russia					account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810529090100124	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP #5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Makaryevskoe branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810729190000571	43469623	30101810200000000623	current account
KostromaTelecom - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	Bank for Foreign Trade (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of Bank for Foreign Trade in Kostroma	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810221000090005	43469713	30101810000000000713	special file account

Kurski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Kurski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810233020103121	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810133020103140	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810400070000515	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810700071000515	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Gorshenchenski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sovetskoe office 3896/044	22 Kirova Street, Gorshechnoe, Kursk region, 306800, Russia	7707083893	40702810233080100106	43807606	30101810300000000606	current account
Kurski subsidiary	Joint-Stock Saving	AC SB RF	19 Vavilova	Kurskoe branch of	22 Kirova Street,	7707083893	40702810533080100107	43807606	30101810300000000606	current

of JSC CenterTelecom Gorshenchenski TC	Bank of the Russian Federation (Public JSC)		Street, Moscow, 117997, Russia	SB #8596 Sovetskoe office 3896/044	Gorshechnoe, Kursk region, 306800, Russia					account
Kurski subsidiary of JSC CenterTelecom Gorshenchenski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810900070000552	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Gorshenchenski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810200071000552	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Gorshenchenski TC Kshenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sovetskoe office 3896	55 Lenina Street, Kshen', Kursk region, 306600, Russia	7707083893	40702810133050100090	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Gorshenchenski TC Kshenski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810800070000555	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Gorshenchenski TC Kastorenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sovetskoe office 3896/052	2 Kalinina Street, Solntsevo, Kursk region, 306700, Russia	7707083893	40702810933180100128	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Gorshenchenski TC Kastorenski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810600070000551	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Construction and repair service	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810933020103159	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Construction and repair service	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Kurskoe branch of SB #8596	67 Lenina Street, Kursk, 305004, Russia	7707083893	40702810333020103160	43807606	30101810300000000606	current account
Kurski subsidiary	Inter-regional	ICB	7 Tverskaya	MCB Svyazbank,	73 Dimitrov Street,	7710301140	40702810200070000524	43807752	30101810500000000752	current

of JSC CenterTelecom Construction and repair service	commercial bank for development of telecommunications and information (Public JSC)	Svyzbank (OAO)	Street, Moscow, 125375, Russia	Kurskoe Branch	Kursk, 305004, Russia					account
Kurski subsidiary of JSC CenterTelecom Construction and repair service	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810500071000524	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Oboyanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 124	42 Lenina Street, Oboyan, Kursk region, 306230, Russia	7707083893	40702810133310100141	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Oboyanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 124	42 Lenina Street, Oboyan, Kursk region, 306230, Russia	7707083893	40702810433310100142	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Oboyanski TC Solntsevski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596ad. office 121	37 Lenina Street, Solntsevo, Kursk region, 306120, Russia	7707083893	40702810733300100085	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Oboyanski TC Pristenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 108	3 Lenina Street, Pristen', Kursk region, 306200, Russia	7707083893	40702810933160100070	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Fatezhski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 0135	32 Karl Marx Street, Fatezh, Kursk region, 307100, Russia	7707083893	40702810033290000063	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Fatezhski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 0135	32 Karl Marx Street, Fatezh, Kursk region, 307100, Russia	7707083893	40702810333290000064	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Fatezhski MTC Zolotukhinski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 0138	17 Kirova Street, Zolotukhino, Kursk region, 306020, Russia	7707083893	40702810933280100086	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Fatezhski MTC Ponyrovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 110	22 Pochtovaya Street, Ponyri, Kursk region, 306000, Russia	7707083893	40702810433150100056	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public	AC SB RF	19 Vavilova Street, Moscow,	Kurskoe branch of SB #8596 Schigrovskoe	5 Lunacharskogo Street, Schigry, Kursk region,	7707083893	40702810133100100157	43807606	30101810300000000606	current account

Schigrovski TC	JSC)		117997, Russia	office 1602	307530, Russia					
Kurski subsidiary of JSC CenterTelecom Schigrovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Schigrovskoe office 1602	5 Lunacharskogo Street, Schigry, Kursk region, 307530, Russia	7707083893	40702810433100100158	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810400070000528	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810700071000528	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Timski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Timski ad. office 1602/063	60 Kirova Street, Tim, Kursk region, 307060, Russia	7707083893	40702810533040000137	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Timski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810100070000530	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Manturovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Manturovski ad. office 1602/064	1 Sadovaya Street, Manturovo, Kursk region, 307000, Russia	7707083893	40702810233040000136	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Manturovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810700070000529	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Cheremisinovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Cheremisinovski universal service 1602/047	27 Vokzalnaya Street, Cheremisinovo, Kursk region, 307440, Russia	7707083893	40702810733100100159	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Cheremisinovski	Inter-regional commercial bank for development of telecommunications and information	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810400070000531	43807752	30101810500000000752	current account

MTC	(Public JSC)									
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sudzhanskoe office 3903	22 Schepkina Street, Sudzha, Kursk region, 307800, Russia	7707083893	40702810433030100150	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sudzhanskoe office 3903	22 Schepkina Street, Sudzha, Kursk region, 307800, Russia	7707083893	40702810733030100151	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810600070000519	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810900071000519	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC B. Soldatski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sudzhanskoe office 3903 ad. office 056	38 Kooperativnaya Street, B. Soldatskoe, Kursk region, 307850, Russia	7707083893	40702810033030100152	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC B. Soldatski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810300070000521	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC Belovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Sudzhanskoe office 3903 ad. office 059	18 Komsomolskaya Street, Belaya Sloboda, Kursk region, 307910, Russia	7707083893	40702810833230000074	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC Belovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810300070000520	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Rylski ad. office 3891	18 Karl Liebkneht Street, Rylsk, Kursk region, 307370, Russia	7707083893	40702810233270000090	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public	AC SB RF	19 Vavilova Street, Moscow,	Kurskoe branch of SB #8596 Rylski ad. office 3891	18 Karl Liebkneht Street, Rylsk, Kursk region,	7707083893	40702810533270000091	43807606	30101810300000000606	current account

Ryl'ski TC	JSC)		117997, Russia		307370, Russia					
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810800070000542	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyzbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810100071000542	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Glushkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Rylski ad. office 3891/054	10 Sovetskaya Street, Korenevo, Kursk region, 307450, Russia	7707083893	40702810333070100155	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Glushkovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810400070000544	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Korenevski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 3842	16 70let Oktyabrya Street, Korenevo, Kursk region, 307410, Russia	7707083893	40702810333200100116	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Korenevski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810100070000543	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Zheleznogorski ad. office 5117	5 Gaydara Street, Zhelezhogorsk, Kursk region, 307170, Russia	7707083893	40702810633060100564	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 Zheleznogorski ad. office 5117	5 Gaydara Street, Zhelezhogorsk, Kursk region, 307170, Russia	7707083893	40702810933060100565	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC), Kurski regional branch	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810000070000533	43807752	30101810500000000752	current account

Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810300071000533	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Konyshovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 *L'govskoe office* 585/67	20a Lenina Street, Konyshovka, Kursk *region*, 307620, Russia	7707083893	40702810833240100210	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Konyshovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810500070000538	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Khomutovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 5117/044	5 Pionerskaya Street, Khomutovka, Kursk region, 307500, Russia	7707083893	40702810333120100160	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Khomutovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810300070000534	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Dmitrievski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596 ad. office 5117/043	82a Lenina Street, Dmitriev, Kursk region, 307500, Russia	7707083893	40702810633120100158	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Dmitrievski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810300070000550	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596/113	10 Energetikov Street, Kurchatov, Kursk region, 307250, Russia	7707083893	40702810133220100312	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596/113	10 Energetikov Street, Kurchatov, Kursk region, 307250, Russia	7707083893	40702810433220100313	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow,	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810700070000516	43807752	30101810500000000752	current account

Kurchatovski TC	telecommunications and information (Public JSC)		125375, Russia							
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810000071000516	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC L'govski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596/585	42/2 K.Marx Street, L'gov, Kursk region, 307750, Russia	7707083893	40702810533240000209	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski MTC L'govski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810500070000525	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC Medvedenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596/0131	47 Sovetskaya Street, Medvedenka, Kursk region, 307030, Russia	7707083893	40702810433320000070	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC Medvedenski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810800070000526	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC Pryamitsinski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kurskoe branch of SB #8596/114	99 Oktyabrskaya Street, Pryamitsino, Kursk region, 307200, Russia	7707083893	40702810733220100314	43807606	30101810300000000606	current account
Kurski subsidiary of JSC CenterTelecom Kurchatovski MTC Pryamitsinski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrov Street, Kursk, 305004, Russia	7710301140	40702810100070000527	43807752	30101810500000000752	current account
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	MCB Svyazbank, Kurskoe Branch	73 Dimitrova Street, Kursk, 305004, Russia	7710301140	40702978600071000515	43807752	30101810500000000752	foreign currency special transit
Kurski subsidiary of JSC	Inter-regional commercial bank for	ICB Svyz-bank (OAO)	7 Tverskaya Street,	MCB Svyazbank, Kurskoe Branch	73 Dimitrova Street, Kursk,	7710301140	40702840600073000515	43807752	30101810500000000752	foreign currency

CenterTelecom	development of telecommunications and information (Public JSC)		Moscow, 125375, Russia		305004, Russia					special transit
Kurski subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810040020101027	044525225	30101810400000000225	current account

Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702978000310000593	044225703	30101810100000000703	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702978000310000593	044225703	30101810100000000703	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702978300311000593	044225703	30101810100000000703	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702978600312000593	044225703	30101810100000000703	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702840400310000593	044225703	30101810100000000703	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702840700311000593	044225703	30101810100000000703	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Public Joint-Stock Company ACB Menatep Saint-Petersburg	OAO ACB Menatep SPb	1 Nevski Pr., Saint-Petersburg, 191186, Russia	Lipetski subsidiary of OAO ACB Menatep SPb	35a Gagarina Street, Lipetsk, 398002, Russia	7831001567	40702840000312000593	044225703	30101810100000000703	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	ACB Vnershtorgbank (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of Vneshtorgbank in Voronezh	58 Revolution Square, Voronezh, 394006, Russia	7702070139	40702810025000000704	042007835	30101810100000000835	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	ACB Vnershtorgbank (OAO)	16 Kuznetski Most Street, Moscow,	Subsidiary of Vneshtorgbank in Voronezh	58 Revolution Square, Voronezh, 394006, Russia	7702070139	40702978925000000704	042007835	30101810100000000835	current account

			103031, Russia							
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	ACB Vnershtorgbank (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of Vneshtorgbank in Voronezh	58 Revolution Square, Voronezh, 394006, Russia	7702070139	40702978225001000704	042007835	30101810100000000835	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Public Joint-Stock Company Lipetski Regional bank	OAO Lipetski Regional bank	1 Plekhanova Street, Lipetsk, 398050, Russia	OAO Lipetski Regional bank	1 Plekhanova Street, Lipetsk, 398050, Russia	4825004973	40702810200010000510	044206708	30101810900000000708	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Public Joint-Stock Company Lipetski Regional bank	OAO Lipetski Regional bank	1 Plekhanova Street, Lipetsk, 398050, Russia	OAO Lipetski Regional bank	1 Plekhanova Street, Lipetsk, 398050, Russia	4825004973	40702810800010000512	044206708	30101810900000000708	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (public JSC)	ACB Vnershtorgbank (OAO)	16 Kuznetski Most Street, Moscow, 103031, Russia	Subsidiary of Vneshtorgbank in Voronezh	58 Revolution Square, Voronezh, 394006, Russia	7702070139	40702978425005000704	042007835	30101810100000000835	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810135000102699	044206604	30101810800000000604	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe branch#8593 Lipetsk	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810435000102700	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Volovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ad. office 045 of Terbunskoe branch of SB #3907	1 Lenina Street, Volovo, Lipetsk region, 399580, Russia	7707083893	40702810035140100295	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Gryazinski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Gryazinskoe office #3813 of Lipetskoe Branch #8593	20 Vorovskogo Street, Gryazi, Lipetsk region, Russia	7707083893	40702810735040000258	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Dankovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Dankovskoe branch #815/26 of Lipetskoe Branch #8593	35 K. Marx Street, Dankov, Lipetsk region, 399850, Russia	7707083893	40702810635050000238	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Dobrinski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Dobrinskoe office #3818 of Lipetskoe Branch #8593	4 Sovetskaya Street, Dobrinka, Lipetsk region, 399430, Russia	7707083893	40702810135070000381	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Dobrovski LTC	Joint-Stock Saving Bank of the Russian	AC SB RF	19 Vavilova Street, Moscow,	Lebedyanskoe office #3850/050 of Lipetskoe Branch	12 Oktyabrskaya Street, Dobroe, Lipetsk region,	7707083893	40702810735080000250	044206604	30101810800000000604	current account

	Federation (Public JSC)		117997, Russia	#8593	398610, Russia					
Lipetskelektrosvyaz/ Dolgorukovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Zadonskoe office #3827 ad. office 051 of Lipetskoe Branch #8593	1 Sovetskaya Street, Dolgorukovo, 399510, Russia	7707083893	40702810235060140193	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Eletski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Eletskoe office #0927 of Lipetskoe Branch #8593	81 Komsomolskaya Street, Elets, 399770, Russia	7707083893	40702810035100000788	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Zadonski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Zadonskoe office #3827 of Lipetskoe Branch #8593	115 Sovetskaya Street, Zadonsk, Lipetsk region, Russia	7707083893	40702810535060100325	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Izmalkovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Eletskoe office #0927/083 of Lipetskoe Branch #8593	7 Lenina Street, Izmalkovo, Lipetsk region, 399000, Russia	7707083893	40702810635120000786	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Krasninski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Lebedyanskoe office #3850/038 of Lipetskoe Branch #8593	5 Pervomayskaya Street, Krasnoe, Lipetsk region, Russia	7707083893	40702810835130000068	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Lebedyanski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Lebedyanskoe office #3850 Lipetskoe Branch #8594	23 Pochtovaya Street, Lebedyan', Lipetsk region, 399610, Russia	7707083893	40702810835150000187	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Leo-Tolstovski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Dankovskoe office #3815/044 of Lipetskoe Branch #8593	1 M. Gorkogo Street, Leo Tolstoy, Lipetsk region, 399870, Russia	7707083893	40702810835050008111	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Stanovlyanski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Eletskoe Branch #0927 of Lipetskoe Branch #8593	35A Stanovlyanskaya Street, Stanovoe, Lipetsk region, 399710, Russia	7707083893	40702810735100000787	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Terbunski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Terbunskoe Branch #66263907 of Lipetskoe Branch #8593	45 Oktyabrskaya Street, Terbuny, Lipetsk region, 399540, Russia	7707083893	40702810735030100294	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Usmanski LTC	Joint-Stock Saving Bank of the Russian	AC SB RF	19 Vavilova Street, Moscow,	Usmanskoe office #0386 of Lipetskoe Branch #8593	18a Komsomolskaya Street, Usman',	7707083893	40702810835180100455	044206604	30101810800000000604	current account

	Federation (Public JSC)		117997, Russia		Lipetsk region, 399370, Russia				
Lipetskelektrosvyaz/ Khlevenski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Zadonskoe office #3827/036 of Lipetskoe Branch #8593	8a Leninskaya Street, Khlevnoe, Lipetsk region, 399260, Russia	7707083893	40702810235060150141	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ Chaplyginski LTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Dankovskoe office #3815/055 of Lipetskoe Branch #8593	30 Moskovskaya Street, Chaplygin, Lipetsk region, 399900, Russia	7707083893	40702810935050009175	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ SP MTTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810635000102717	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/SP Elektrosvyaz Center	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810435000102713	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ SP Service Center	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810535000102710	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ SP Service Center	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810835000102711	044206604	30101810800000000604	current account
Lipetskelektrosvyaz/ SP Service Center	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Lipetskoe Branch #8593 Lipetsk city	2 Pervomayskaya Street, Lipetsk, 398600, Russia	7707083893	40702810135000102712	044206604	30101810800000000604	current account
Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	subsidiary of ZAO CB GUTA-BANK - GUTA MGTS"	14/7 Sukharevskaya Square, Moscow, 107045, Russia	7710353606	40702810000010007977	044583153	30101810200000000153	current account

Moscow subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank *branch* (where is served)	Address of the *bank branch* (where is served)	*Bank INN*	Current account number of the structural unit	Bank Identification Code of the subsidiary	*Correspondent Account*	Account type (*income/* budgetary)
Balashikhinski TC	Private Joint-Stock	ZAO CB	5	ZAO CB GUTA-	5 Dolgorukovskaya	7710353606	40702810700210010193	44525716	30101810100000000716	current

	Company Commercial bank for entrepreneurship development GUTA-BANK	GUTA-BANK	Dolgorukovskaya Street, Moscow, 127006, Russia	BANK	Street, Moscow, 127006, Russia					account
Balashikhinski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810600210000193	044525716	30101810100000000716	current account
Balashikhinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Balashikhinskoe Branch #8038	7/27 Obyedinenia Street, Balashikha, Moscow region, Russia	7707083893	40702810040040100794	044525225	30101810400000000225	current account
Balashikhinski TC, Elektrostal'ski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Add. office Noginskoe branch #2557/066	18 Mira Street, Elektrostal, Moscow region, Russia	7707083893	40702810540280127118	044525225	30101810400000000225	current account
Balashikhinski TC, Pavlovo-Posadski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orekhovo-Zuevskoe Branch #1556	4 Karl Liebknecht Street, Oekhovo-Zuevo, Moscow region, Russia	7707083893	40702810540310124117	044525225	30101810400000000225	current account
Balashikhinski TC, Noginski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Balashikhinskoe Branch #8038	7/27 Obyedinenia Street, Balashikha, Moscow region, Russia	7707083893	40702810440280100358	044525225	30101810400000000225	current account
Balashikhinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Balashikhinskoe Branch #8038	7/27 Obyedinenia Street, Balashikha, Moscow region, Russia	7707083893	40702840340040100794	044525225	30101810400000000225	current account
Balashikhinski TC, Noginski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Noginski sunsidiary of ZAO CB GUTA-BANK	24-A Komsomolskaya Street, Noginsk, Moscow region, Russia	7710353606	40702810100340010098	044653840	30101810600000000840	current account
Balashikhinski TC, Noginski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Noginski sunsidiary of ZAO CB GUTA-BANK	24-A Komsomolskaya Street, Noginsk, Moscow region, Russia	7710353606	40702810000340000098	044653840	30101810600000000840	current account
Balashikhinski TC, Pavlovo-Posadski	Private Joint-Stock Company	ZAO CB GUTA-BANK	5 Dolgorukovska	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow,	7710353606	40702810400240000127	044525716	30101810100000000716	current account

TSC	Commercial bank for entrepreneurship development GUTA-BANK		ya Street, Moscow, 127006, Russia		127006, Russia					
Balashikhinski TC, Pavlovo-Posadski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810500240010127	044525716	30101810100000000716	current account
Balashikhinski TC, Elektrostal'ski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Noginski sunsidiary of ZAO CB GUTA-BANK	24-A Komsomolskaya Street, Noginsk, Moscow region, Russia	7710353606	40702810200340010105	044653840	30101810600000000840	current account
Balashikhinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810400120612340	044583119	30101810600000000119	current account
Balashikhinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612339	044583119	30101810600000000119	current account
Balashikhinski TC, Noginski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810700120612341	044583119	30101810600000000119	current account
Balashikhinski TC, Noginski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612342	044583119	30101810600000000119	current account
Balashikhinski TC, Elektrostal'ski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810900120612361	044583119	30101810600000000119	current account
Balashikhinski TC, Balashikhinski TC, Pavlovo-Posadski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow,	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810600120612360	044583119	30101810600000000119	current account

	Company)		109052, Russia							
Balashikhinski TC, Balashikhinski TC, Pavlovo-Posadski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810300120612343	044583119	30101810600000000119	current account
Balashikhinski TC, Elektrostal'ski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810200120612362	044583119	30101810600000000119	current account
Balashikhinski TC, Elektrostal'ski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Noginski sunsidiary of ZAO CB GUTA-BANK	24-A Komsomolskaya Street, Noginsk, Moscow region, Russia	7710353606	40702810100340000105	044653840	30101810600000000840	current account
Dmitrovski TC, Dmitrovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810000000612307	044583119	30101810600000000119	current account
Dmitrovski TC, Dmitrovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700000612306	044583119	30101810600000000119	current account
Dmitrovski TC, Dubnenski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600000612309	044583119	30101810600000000119	current account
Dmitrovski TC, Dubnenski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300000612308	044583119	30101810600000000119	current account
Dmitrovski TC, Taldomski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300000612311	044583119	30101810600000000119	current account

Dmitrovski TC, Taldomski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810000000612310	044583119	30101810600000000119	current account
Kolomenski TC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810280070000134	044660713	30101810900000000713	current account
Kolomenski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kolomenskoe branch of SB 1555	31 Zelenaya Street, Kolomna, Moscow region, Russia	7707083893	40702810040200101465	044525225	30101810400000000225	current account
Kolomenski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kolomenskoe branch of SB 1555	31 Zelenaya Street, Kolomna, Moscow region, Russia	7707083893	40702810740200101464	044525225	30101810400000000225	current account
Kolomenski TC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810580070000135	044660713	30101810900000000713	current account
Kolomenski TC, Lukhovitski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810680070000132	044660713	30101810900000000713	current account
Kolomenski TC, Lukhovitski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810980070000133	044660713	30101810900000000713	current account
Kolomenski TC, Ozerski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810880070000136	044660713	30101810900000000713	current account
Kolomenski TC, Ozerski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow,	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810180070000137	044660713	30101810900000000713	current account

	Company)		105066, Russia							
Kolomenski TC, Zarayski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810080070000130	044660713	30101810900000000713	current account
Kolomenski TC, Zarayski TSC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810380070000131	044660713	30101810900000000713	current account
Krasnogorski TC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810100000000248	044585128	30101810200000000128	current account
Krasnogorski TC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810400001000248	044585128	30101810200000000128	current account
Krasnogorski TC, Krasnogorski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Krasnogorskoe branch of SB #7808	24 Lenina Street, Krasnogorsk, Moscow region, Russia	7707083893	40702810640210101825	044552323	30101810900000000323	current account
Krasnogorski TC, Krasnogorski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Krasnogorskoe branch of SB #7808	24 Lenina Street, Krasnogorsk, Moscow region, Russia	7707083893	40702810940210101826	044552323	30101810900000000323	current account
Krasnogorski TC, Istrinski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Khimkinskoe branch of SB #7825	73 Yubileyny pr., Khimki, Moscow region, Russia	7707083893	40702810240440101558	044552323	30101810900000000323	current account
Krasnogorski TC, Volokolamski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Volokolamskoe branch of SB #2559	14A Novosodatskaya Street, Volokolamsk, Russia	7707083893	40702810740060100170	044552323	30101810900000000323	current account
Krasnogorski TC, Lotoshinski	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997,	Volokolamskoe branch of SB #2559	14A Novosodatskaya Street, Volokolamsk,	7707083893	40702810940060114018	044552323	30101810900000000323	current account

			Russia		Russia					
Krasnogorski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Volokolamskoe branch of SB #2559	14A Novosodatskaya Street, Volokolamsk, Russia	7707083893	40702810540060120156	044552323	30101810900000000323	current account
Lyuberetski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Zhukovski	4 Lomonosova Street, Zhukovski, Moscow region, 140160, Russia	7710353606	40702810000100011578	044660773	30101810500000000773	current account
Lyuberetski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Zhukovski	4 Lomonosova Street, Zhukovski, Moscow region, 140160, Russia	7710353606	40702810300100011579	044660773	30101810500000000773	current account
Lyuberetski TC, Ramenski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Zhukovski	4 Lomonosova Street, Zhukovski, Moscow region, 140160, Russia	7710353606	40702810900100001578	044660773	30101810500000000773	current account
Lyuberetski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Zhukovski	4 Lomonosova Street, Zhukovski, Moscow region, 140160, Russia	7710353606	40702810200100001579	044660773	30101810500000000773	current account
Zhukovski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Zhukovski	403 Oktyabrski Prospekt, Lyubertsy, Moscow region, Russia	7707083893	40702810600100001580	044660773	30101810500000000773	current account
Lyuberetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Lyuberetskoe branch of SB 7809	403 Oktyabrskiy Prospekt< build.2, Lyubertsy, Moscow region, Russia	7707083893	40702810240240100132	044552323	30101810900000000323	current account
Lyuberetski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800120612348	044583119	30101810600000000119	current account
Lyuberetski TC	Joint-Stock Commercial Bank Promsvyazbank	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052,	7744000912	40702810100120612349	044583119	30101810600000000119	current account

	(Private Joint-Stock Company)		22, Moscow, 109052, Russia		Russia					
Lyuberetski TC, Ramenski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612350	044583119	30101810600000000119	current account
Lyuberetski TC, Ramenski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800120612351	044583119	30101810600000000119	current account
Zhukovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500120612363	044583119	30101810600000000119	current account
Mytischenski TC, Dolgoprudnenski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Dedovski subsidiary	9 Gagarina Street, Dedovsk, Moscow region, 143530, Russia	7710353606	40702810900300000500	044651793	30101810300000000793	current account
Mytischenski TC, Dolgoprudnenski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary of SB Dedovski	9 Gagarina Street, Dedovsk, Moscow region, 143530, Russia	7710353606	40702810000300010500	044651793	30101810300000000793	current account
Mytischenski TC, Mytischenski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary of SB Korolevski	1A Udarnika Proezd, Korolev, Moscow region, 141070, Russia	7710353606	40702810500320000693	044661826	30101810700000000826	current account
Mytischenski TC, Mytischenski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary of SB Korolevski	1A Udarnika Proezd, Korolev, Moscow region, 141070, Russia	7710353606	40702810600320010693	044661826	30101810700000000826	current account
Mytischenski TC, Korolevski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006,	Subsidiary of SB Korolevski	1A Udarnika Proezd, Korolev, Moscow region, 141070, Russia	7710353606	40702810300320000039	044661826	30101810700000000826	current account

	BANK		Russia							
Mytischenski TC, Mytischenski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Mytischenskoe branch of SB 7810	2 1st Vokzalnaya Street, Mytischi, Moscow region, Russia	7707083893	40702810040260100985	044552323	30101810900000000323	current account
Korolevski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Korolevskoe branch of SB 2570	6a Kosmonavtov Pr., Korolev, Moscow region, Russia	7707083893	40702810140170100205	044552323	30101810900000000323	current account
Dolgoprudnenski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Mytischenskoe branch of SB 7810	2 1st Vokzalnaya Street, Mytischi, Moscow region, Russia	7707083893	40702810640260123003	044552323	30101810900000000323	current account
Mytischenski TC, Korolevski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary of SB Korolevski	1A Udarnika Proezd, Korolev, Moscow region, 141070, Russia	7710353606	40702810400320010039	044661826	30101810700000000826	current account
Naro-Fominski Telecommunication Center	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810500000612302	044583119	30101810600000000119	current account
Naro-Fominski Telecommunication Center	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Naro-Fominskoe branch of SB 2572	18a Marshala Zhukova Street, Naro-Fominsk, Moscow region, Russia	7707083893	40702810740270100042	044552323	30101810900000000323	current account
Naro-Fominski Telecommunication Center	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000612305	044583119	30101810600000000119	current account
Odintsovski TC, Odintsovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700000612319	044583119	30101810600000000119	current account
Odintsovski TC, Odintsovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052,	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000612318	044583119	30101810600000000119	current account

			Russia							
Odintsovski TC, Zvenigorodski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700000612322	044583119	30101810600000000119	current account
Odintsovski TC, Ruzski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300000612324	044583119	30101810600000000119	current account
Odintsovski TC, Mozhayski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400000612321	044583119	30101810600000000119	current account
Odintsovski TC, Mozhayski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810740370172035	044525225	30101810400000000225	current account
Odintsovski TC, Mozhayski TSC	Joint-Stock Commercial Bank PROMSVYAZBANK (Private JSC)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100000612320	044583119	30101810600000000119	current account
Orekhovo-Zeuvski TC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810900001000243	044585128	30101810200000000128	current account
Orekhovo-Zeuvski TC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810600000000243	044585128	30101810200000000128	current account
Orekhovo-Zeuvski TC, Egoryevski TSC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810800000000247	044585128	30101810200000000128	current account
Orekhovo-Zeuvski TC, Voskresenski	Joint-Stock Commercial Bank	ACB Bank Link-Bank	7 Dmitrovskoe Shosse,	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2,	7713097982	40702810500000000246	044585128	30101810200000000128	current account

TSC	Link-Bank (Public Joint-Stock Company)	(OAO)	Building 2, Moscow, 127434, Russia		Moscow, 127434, Russia					
Orekhovo-Zeuvski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Middle Russia bank of SB RF	8 Bolshaya Andronievskaya Street, Moscow, 109544, Russia	7707083893	40702810140310100337	044525225	30101810400000000225	current account
Orekhovo-Zeuvski TC, Shaturski TSC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810200000000245	044585128	30101810200000000128	current account
Orekhovo-Zeuvski TC	Joint-Stock Commercial Bank Link-Bank (Public Joint-Stock Company)	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	ACB Bank Link-Bank (OAO)	7 Dmitrovskoe Shosse, Building 2, Moscow, 127434, Russia	7713097982	40702810700000000295	044585128	30101810200000000128	current account
Shaturski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300000001456	044583119	30101810600000000119	current account
Podolski TC, Podolski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100000612304	044583119	30101810600000000119	current account
Podolski TC, Podolski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800000612316	044583119	30101810600000000119	current account
Podolski TC, Leninski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800000612317	044583119	30101810600000000119	current account
Podolski TC, Leninski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052,	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900000612313	044583119	30101810600000000119	current account

			Russia							
Podolski TC, Domodedovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800000612315	044583119	30101810600000000119	current account
Podolski TC, Domodedovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600000612312	044583119	30101810600000000119	current account
Podolski TC, Domodedovski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810200000612314	044583119	30101810600000000119	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Protbinski of ZAO CB GUTA-Bank	24b Lenina Street, Protvino, Moscow region, 142284, Russia	7710353606	40702810700260000951	044695709	30101810000000000709	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Protbinski of ZAO CB GUTA-Bank	24b Lenina Street, Protvino, Moscow region, 142284, Russia	7710353606	40702810700261000950	044695709	30101810000000000709	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Protbinski of ZAO CB GUTA-Bank	24b Lenina Street, Protvino, Moscow region, 142284, Russia	7710353606	40702810400260000950	044695709	30101810000000000709	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Protbinski of ZAO CB GUTA-Bank	24b Lenina Street, Protvino, Moscow region, 142284, Russia	7710353606	40702810500260010950	044695709	30101810000000000709	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Subsidiary Protbinski of ZAO CB GUTA-Bank	24b Lenina Street, Protvino, Moscow region, 142284, Russia	7710353606	40702810000260000952	044695709	30101810000000000709	current account
Serpukhovski TC	Joint-Stock Saving	AC SB RF	19 Vavilova	Serpukhovskoe	14 Moskovskoe	7707083893	40702810240400100040	44552225	30101810400000000225	current

	Bank of the Russian Federation (Public JSC)		Street, Moscow, 117997, Russia	branch of SB 1554	Shosse, Serpukhov, Moscow region, Russia					account
Serpukhovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Serpukhovskoe branch of SB 1554	14 Moskovskoe Shosse, Serpukhov, Moscow region, Russia	7707083893	40702810440400100329	44552225	30101810400000000225	current account
Serpukhovski TC, Chekhovski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Podolskoe branch of SB 2573	21 Street, Podolsk, Moscow region, Russia	7707083893	40702810240330192376	44552225	30101810400000000225	current account
Stupinski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Stupinskoe branch of SB 6626	63a Andropova Street, Stupino, Moscow region, Russia	7707083893	40702810740420100037	44552225	30101810400000000225	current account
Serpukhovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100120612352	044583119	30101810600000000119	current account
Serpukhovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600120612357	044583119	30101810600000000119	current account
Stupinski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810000120612355	044583119	30101810600000000119	current account
Serpukhovski TC, Kashirski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700120612354	044583119	30101810600000000119	current account
Serpukhovski TC, Kashirski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400120612353	044583119	30101810600000000119	current account
Serpukhovski TC,	Joint-Stock	ACB	10	ACB	10 Smirnovskaya	7744000912	40702810300120612356	044583119	30101810600000000119	current

Chekhovski TSC	Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Promsvyazbank (ZAO)	Smirnovskaya Street, building 22, Moscow, 109052, Russia	Promsvyazbank (ZAO)	Street, building 22, Moscow, 109052, Russia					account
Serpukhovski TC, Kashirski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Stupinskoe branch of SB 6626	63a Andropova Street, Stupino, Moscow region, Russia	7707083893	40702810540420100431	44552225	30101810400000000225	current account
Serpukhovski TC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810700290000071	044525716	30101810000000000712	current account
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810480030000107	044583119	30101810600000000119	current account
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600120612328	044583119	30101810600000000119	current account
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612330	044583119	30101810600000000119	current account
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810600120612331	044583119	30101810600000000119	current account
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900120612329	044583119	30101810600000000119	current account
Khimkinski TC, Solnechnogorski TSC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow,	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900120612332	044583119	30101810600000000119	current account

	Company)		109052, Russia							
Khimkinski TC, Solnechnogorski TSC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Klinskoe branch #2563	1 Levo-Berezhnaya Street, Klin, Moscow region, Russia	7707083893	40702810140190101640	44525225	30101810400000000225	current account
Khimkinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Khimkinskoe branch of SB #7825	73 Yubileyny pr., Khimki, Moscow region, Russia	7707083893	40206810440440310002	44525225	30101810400000000225	foreign currency
Khimkinski TC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810480140000110	044660713	30101810900000000713	current account
Khimkinski TC	Commercial Bank Ogni Moskvy (Moscow Lights) (Limited Liability Company)	CB Ogni Moskvy (LLC)	27 Novaya Basmannaya Street, Moscow, 105066, Russia	Subsidiary Ogny Podmoskovya of CB Ogni Moskvy	4 Svobody Street, Ramenskoe, Moscow region, 140103, Russia	7701028536	40702810080140000141	044660713	30101810900000000713	current account
Khimkinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Khimkinskoe branch of SB #7825	73 Yubileyny pr., Khimki, Moscow region, Russia	7707083893	40702840440440105 11	44525225	30101810400000000225	current account
Khimkinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Khimkinskoe branch of SB #7825	73 Yubileyny pr., Khimki, Moscow region, Russia	7707083893	40702810640440105249	44525225	30101810400000000225	foreign currency
Khimkinski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612327	044583119	30101810600000000119	current account
Schelkovski TC, Schelkovski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810500230010218	044525716	30101810100000000716	current account
Schelkovski TC, Schelkovski TSC	Bank Vozrozhdenie Public Joint-Stock Company	Bank Vozrozhdenie (OAO)	7/4 Luchnokov per., Building 1, Moscow, GSP-9,	Schelkovski branch	5 Lenina Street, Schelkovo, Moscow region, 141100, Russia	5000001042	40702810606000140319	044525181	30101810900000000181	current account

			101999, Russia							
Schelkovski TC, Pushkinski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810900370000037	044525716	30101810100000000716	current account
Schelkovski TC, Pushkinski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810800370000037	044525716	30101810100000000716	current account
Schelkovski TC, Sergievo-Posadski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810100330010235	044525716	30101810100000000716	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810900120612358	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810200120612359	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810800120612364	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810100120612365	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810400120612366	044583119	30101810600000000119	current account

Supply and Procurement Service of the Moscow subsidiary	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO).	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810000120612368	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700120612367	044583119	30101810600000000119	current account
Schelkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Schelkovskoe branch of SB 2575	11 Komsomolskaya Street, Schelkovo, Moscow region, Russia	7707083893	40702810540480100414	44525225	30101810400000000225	current account
Schelkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pushkinskoe branch of SB 2570/0128	11a Moskovski prospekt, Pushkino, Moscow region, Russia	7707083893	40702810940170110806	44525225	30101810400000000225	current account
Schelkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Sergievo-Posadskoe branch of SB 2578	27/3 Valovaya Street, Sergiev-Posad, Moscow region, Russia	7707083893	40702810340380100510	44525225	30101810400000000225	current account
Schelkovski TC, Sergievo-Posadski TSC	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	7710353606	40702810000330000235	044525716	30101810100000000716	current account
Moscow subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	GUTA-MGTS, subsidiary of ZAO GUTA-BANK	14/7 B.Sukharevskaya Square, Moscow, Russia	7710353606	40702810800010007847	044583153	30101810200000000153	current account
Moscow subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	GUTA-MGTS, subsidiary of ZAO GUTA-BANK	14/7 B.Sukharevskaya Square, Moscow, Russia	7710353606	40702810900010017847	044583153	30101810200000000153	current account
Moscow subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052,	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810700120612338	044583119	30101810600000000119	current account

			Russia							
Moscow subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	GUTA-MGTS, subsidiary of ZAO GUTA-BANK	14/7 B.Sukharevskaya Square, Moscow, Russia	7710353606	40702810300010007541	044583153	30101810200000000153	current account
Orlovski subsidiary of JSC CenterTelecom										
Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	62-A Lenina Street, Zmievka, Orel region, 303320, Russia	7707083893	40702810247210100093	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	62-A Lenina Street, Zmievka, Orel region, 303320, Russia	7707083893	40702810747210130055	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	62-A Lenina Street, Zmievka, Orel region, 303320, Russia	7707083893	40702810947210100092	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	63 Lenina Street, Glazunovka, Orel region, 303320, Russia	7707083893	40702810747110120065	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	63 Lenina Street, Glazunovka, Orel region, 303320, Russia	7707083893	40702810047210110076	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 RF Sverdlovskoe office # 3893	63 Lenina Street, Glazunovka, Orel region, 303320, Russia	7707083893	40702810647140008085	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Kromskoy RTC)	Joint-Stock Commercial Saving	AC SB RF	19 Vavilova Street,	Orlovskoe branch # 8595	50 25let Oktyabrya Street, Kromy, Orel	7707083893	40702810747000150038	BIC 045402601	cor. acc. 30101810300000000601	current account

	Bank of the Russian Federation (Public Joint-Stock Company)		Moscow, 117997, Russia		region, 303320, Russia					
Orlovski Subsidiary (Kromskoy RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595	50 25let Oktyabrya Street, Kromy, Orel region, 303320, Russia	7707083893	40702810047000150039	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Livenskoe office #3853	39 Sverdlov Street, Livny, Orel region, 303800, Russia	7707083893	40702810647140000504	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Livenskoe office #3853	39 Sverdlov Street, Livny, Orel region, 303800, Russia	7707083893	40702810347140000503	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Verkhovskoe office #3797	4A 7th of November Street, Verkhovie, Orel region, 303800, Russia	7707083893	40702810847220105093	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Verkhovskoe office #3797	4A 7th of November Street, Verkhovie, Orel region, 303800, Russia	7707083893	40702810247220110044	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Verkhovskoe office #3797	4A 7th of November Street, Verkhovie, Orel region, 303800, Russia	7707083893	40702810447220100113	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Livenskoe office #3853	39 Sverdlov Street, Livny, Orel region, 303800, Russia	7707083893	40702810747140007067	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Bolkhovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public	AC SB RF	19 Vavilova Street, Moscow, 117997,	Orlovskoe branch # 8595 Mtsenskoe office #3862 add. office 053	37 Lenina Street, Bolkhov, Orel region, 303000, Russia	7707083893	40702810147170110074	BIC 045402601	cor. acc. 30101810300000000601	current account

	Joint-Stock Company)		Russia							
Orlovski Subsidiary (Bolkhovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595	89 Lenina Street, Naryshkino, Orel region, 303000, Russia	7707083893	40702810147000170058	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Bolkhovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Mtsenskoe office #3862 add. office 053	37 Lenina Street, Bolkhov, Orel region, 303000, Russia	7707083893	40702810847170110073	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Mtsenskoe branch #3862	23 Lenina Street, Mtsensk, Orel region, 303000, Russia	7707083893	40702810647170100319	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Mtsenskoe branch #3862	23 Lenina Street, Mtsensk, Orel region, 303000, Russia	7707083893	40702810047170100320	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Verkhovskoe office #3797	4a 7th of November Street, Verkhovie, Orel region, 303720, Russia	7707083893	40702810947220115080	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Mtsenskoe branch #3862	63 Lenina Street, Glazunovka, Orel region, 303320, Russia	7707083893	40702810347170130087	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Mtsenskoe branch #3862	63 Lenina Street, Glazunovka, Orel region, 303320, Russia	7707083893	40702810947170120086	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810047000110794	BIC 045402601	cor. acc. 30101810300000000601	current account

Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810347000110795	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Central TC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810647000110864	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Central TC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Orlovskoe branch # 8595 Orel city	8 Brestskaya Street, Orel, 302028, Russia	7707083893	40702810947000110865	BIC 045402601	cor. acc. 30101810300000000601	current account
Orlovski Subsidiary (Directorate)	Public Joint-Stock Company Import-Export Bank Impexbank	OAO Impexbank	20/10 Novopeschanaya Street, Building 1a, Moscow, 125252, Russia	Public Joint-Stock Company Import-Export Bank Impexbank	117 Moskovskaya Street, Orel, Russia	7744001480	40702810600070000896	BIC 045402758	cor. acc. 30101810800000000758	current account
Orlovski Subsidiary (Directorate)	Public Joint-Stock Company Import-Export Bank Impexbank	OAO Impexbank	20/10 Novopeschanaya Street, Building 1a, Moscow, 125252, Russia	Public Joint-Stock Company Import-Export Bank Impexbank	117 Moskovskaya Street, Orel, Russia	7744001480	40702810900070000897	BIC 045402758	cor. acc. 30101810800000000758	current account
Orlovski Subsidiary (Directorate)	Public Joint-Stock Company Import-Export Bank Impexbank	OAO Impexbank	20/10 Novopeschanaya Street, Building 1a, Moscow, 125252, Russia	Public Joint-Stock Company Import-Export Bank Impexbank	117 Moskovskaya Street, Orel, Russia	7744001480	40702810400070000698	BIC 045402758	cor. acc. 30101810800000000758	current account
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank OAO	27 Presnenski Val, Moscow, 123557, Russia	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	27 Presnenski Val, Moscow, 123557, Russia	7703002999	40702810800000000520	BIC 044579773	cor. acc. 30101810900000000773	current account
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank OAO	27 Presnenski Val, Moscow, 123557, Russia	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	27 Presnenski Val, Moscow, 123557, Russia	7703002999	40702840100000000520	BIC 044579773	cor. acc. 30101810900000000773	current account
Orlovski Subsidiary	Joint-Stock	ACB Crosna-	27 Presnenski	Joint-Stock	27 Presnenski Val,	7703002999	40702840700002000520	BIC	cor. acc.	special transit

(Directorate)	Commercial Bank Crosna-bank Public Joint-Stock Company	bank OAO	Val, Moscow, 123557, Russia	Commercial Bank Crosna-bank Public Joint-Stock Company	Moscow, 123557, Russia			044579773	30101810900000000773	
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	ACB Crosna-bank OAO	27 Presnenski Val, Moscow, 123557, Russia	Joint-Stock Commercial Bank Crosna-bank Public Joint-Stock Company	27 Presnenski Val, Moscow, 123557, Russia	7703002999	40702840400001000520	BIC 044579773	cor. acc. 30101810900000000773	transit

Ryazanski subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810353000161505	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810653000161506	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Kasimovski Telecommunications Center (TC)	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kasimovskoe branch of SB 2613	94 Sovetskaya Street, Kasimov, Ryazan region, Russia	7707083893	40702810553050100264	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Kasimovski (TC)	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kasimovskoe branch of SB 2612	94 Sovetskaya Street, Kasimov, Ryazan region, Russia	7707083893	40702810853050100265	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Ryazhski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazhskoe branch of SB2619	106 Maxima Gorkogo Street, Ryazhsk, Ryazan region, Russia	7707083893	40702810753130100528	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Ryazhski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazhskoe branch of SB2619	106 Maxima Gorkogo Street, Ryazhsk, Ryazan region, Russia	7707083893	40702810053130100529	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Ryazanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810353000101507	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Ryazanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702810653000101508	046126614	30101810500000000614	current account

Ryazanski subsidiary of JSC CenterTelecom/ Sasovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Sasovskoe branch of SB 2621	16 Lenina Street, Sasovo, Ryazan region, Russia	7707083893	40702810553150100630	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Sasovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Sasovskoe branch of SB 2621	16 Lenina Street, Sasovo, Ryazan region, Russia	7707083893	40702810853150100631	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Skopinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Skopinskoe branch of SB 2650	20 Lenina Street, Skopin, Ryazan region, Russia	7707083893	40702810353250100361	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Skopinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Skopinskoe branch of SB 2650	20 Lenina Street, Skopin, Ryazan region, Russia	7707083893	40702810653250100362	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Shilovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Shilovskoe branch of SB 2629	9 Sovetskaya Street, Shilovo, Ryazan region, Russia	7707083893	40702810653220100392	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom/ Shilovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Shilovskoe branch of SB 2629	9 Sovetskaya Street, Shilovo, Ryazan region, Russia	7707083893	40702810953220100393	046126614	30101810500000000614	current account
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702840153000100228	046126614	30101810500000000614	foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702840053000200228	046126614	30101810500000000614	transit foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702840953000300228	046126614	30101810500000000614	special transit foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702978753000100228	046126614	30101810500000000614	foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702978653000200228	046126614	30101810500000000614	transit foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Ryazanskoe branch of SB 8606	19 Pozhalostina Street, Ryazan, Russia	7707083893	40702978553000300228	046126614	30101810500000000614	special transit foreign currency
Ryazanski subsidiary of JSC	Public Joint-Stock Company Prio-	OAO Prio-Vneshtorgba	82/26 Esenina Street, Ryazan,	OAO Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan,	6227001779	40702978300000000786	046126708	30101810500000000708	foreign currency

CenterTelecom	Vneshtorgbank (Public Joint-Stock Company)	nk	390023, Russia		390023, Russia					
Ryazanski subsidiary of JSC CenterTelecom	Public Joint-Stock Company Prio-Vneshtorgbank (Public Joint-Stock Company)	OAO Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, 390023, Russia	OAO Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, 390023, Russia	6227001779	40702978900002000786	046126708	30101810500000000708	transit foreign currency
Ryazanski subsidiary of JSC CenterTelecom	Public Joint-Stock Company Prio-Vneshtorgbank (Public Joint-Stock Company)	OAO Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, 390023, Russia	OAO Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, 390023, Russia	6227001779	40702978800002100786	046126708	30101810500000000708	special transit foreign currency
Smolenski subsidiary of JSC CenterTelecom										
Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Smolensktelecom - a subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810100291000196	046614737	30101810400000000737	debit
Smolensktelecom - a subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810800290000196	046614737	30101810400000000737	debit
Smolensktelecom - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	40702810159020101963	046614632	30101810000000000632	debit
Smolensktelecom - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunisticheskaya Street, Smolensk, 214000, Russia	7707083893	40702810859020101962	046614632	30101810000000000632	debit
Smolensktelecom - a subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	40702810900440000013	046614775	30101810000000000775	debit
Smolensktelecom - a subsidiary of JSC	Private Joint-Stock Company	ZAO CB GUTA-BANK	5 Dolgorukovskaya	Smolenski branch of ZAO CB	5 Isakovskogo Street,	7710353606	40702810000440010013	046614775	30101810000000000775	debit

CenterTelecom	Commercial Bank for entrepreneurship development GUTA-BANK		Street, Moscow, 127006, Russia	GUTA-BANK	Smolensk, 214014, Russia					
SGCCI-SP Smolensk-Telecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810400291000197	046614737	30101810400000000737	debit
SGCCI-SP Smolensk-Telecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810100290000197	046614737	30101810400000000737	debit
SGCCI-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	40702810900440000039	046614775	30101810000000000775	debit
SGCCI-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	40702810000440010039	046614775	30101810000000000775	debit
Smolenski OMTC-SP Smolensk-Telecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810700291000198	046614737	30101810400000000737	debit
Smolenski OMTC-SP Smolensk-Telecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Smolenski branch of OAO ACB Svyaz-Bank	5 Panfilova Street, Smolensk, 215018, Russia	7710301140	40702810400290000198	046614737	30101810400000000737	debit
Smolenski OMTC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistiches kaya Street, Smolensk, 214000, Russia	7707083893	40702810059190101964	046614632	30101810000000000632	debit
Smolenski OMTC-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	40702810600440000041	046614775	30101810000000000775	debit

	development GUTA-BANK									
Smolenski OMTC-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	40702810700440010041	046614775	30101810000000000775	debit
Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Vyazemskoe branch #1561	9 25 of October Street, Vyazma, Smolensk region, 215100, Russia	7707083893	40702810859200100592	046614632	30101810000000000632	debit
Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Vyazemskoe branch #1561	9 25 of October Street, Vyazma, Smolensk region, 215100, Russia	7707083893	40702810559200100591	046614632	30101810000000000632	debit
Ugranski TC of Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Vyazemskoe branch #1561	9 25 of October Street, Vyazma, Smolensk region, 215100, Russia	7707083893	40702810659080100077	046614632	30101810000000000632	debit
Novoduginski TC of VyazemskiTSC- SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Gagarinskoe branch # 5609 Novoduginski ad. office	58 Gagarina Street, Gagarin, Smolensk region, 215010, Russia	7707083893	40702810059050100429	046614632	30101810000000000632	debit
Sychevski TC of Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Gagarinskoe branch # 5609 Sychevski add. office	58 Gagarina Street, Gagarin, Smolensk region, 215010, Russia	7707083893	40702810859090100430	046614632	30101810000000000632	debit
Vyazemski OMTC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Vyazemskoe branch #1561	9 25 of October Street, Vyazma, Smolensk region, 215100, Russia	7707083893	40702810159200100593	046614632	30101810000000000632	debit
Gagarinski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Gagarinskoe branch # 5609	58 Gagarina Street, Gagarin, Smolensk region, 215010, Russia	7707083893	40702810559030100431	046614632	30101810000000000632	debit

Gagarinski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Gagarinskoe branch # 5609	58 Gagarina Street, Gagarin, Smolensk region, 215010, Russia	7707083893	40702810859030100432	046614632	30101810000000000632	debit
Temkinski TC of Gagarinski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Vyazemskoe branch # 1561	9 25 of October Street, Vyazma, Smolensk region, 215100, Russia	7707083893	40702810459200101043	046614632	30101810000000000632	debit
Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Dorogobuzhskoe branch # 5651	3 Chistyakova Street, Dorogobuzh, Smolensk region, 215713, Russia	7707083893	40702810859140100225	046614632	30101810000000000632	debit
Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Dorogobuzhskoe branch # 5651	3 Chistyakova Street, Dorogobuzh, Smolensk region, 215713, Russia	7707083893	40702810559140100224	046614632	30101810000000000632	debit
Glinkovski TC of Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Elninskoe branch # 5652	38 Sovetskaya Street, Elnya, Smolensk region, 216330, Russia	7707083893	40702810559150100175	046614632	30101810000000000632	debit
Elninski TC of Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Elninskoe branch # 5652	38 Sovetskaya Street, Elnya, Smolensk region, 216330, Russia	7707083893	40702810259150100174	046614632	30101810000000000632	debit
Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pochinkovskoe branch # 5592	26 Sovetskaya Street, Pochinok, Smolensk region, 216600, Russia	7707083893	40702810059170100228	046614632	30101810000000000632	debit
Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pochinkovskoe branch # 5592	26 Sovetskaya Street, Pochinok, Smolensk region, 216600, Russia	7707083893	40702810759170100227	046614632	30101810000000000632	debit
Krasninski TC of Monastyrschinski	Joint-Stock Commercial Saving	AC SB RF	19 Vavilova Street, Moscow,	Krasninskoe branch # 5654	9 Kirova Street, Krasny,	7707083893	40702810759160100091	046614632	30101810000000000632	debit

TSC -SP Smolensk-Telecom	Bank of the Russian Federation (Public Joint-Stock Company)		117997, Russia		Smolensk region, 216100, Russia					
Khislavichski TC of Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pochinkovskoe branch # 5592	26 Sovetskaya Street, Pochinok, Smolensk region, 216600, Russia	7707083893	40702810159260100229	046614632	30101810000000000632	debit
Pochinkovski TC of Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pochinkovskoe branch # 5592	26 Sovetskaya Street, Pochinok, Smolensk region, 216600, Russia	7707083893	40702810259250100249	046614632	30101810000000000632	debit
Roslavlski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Roslavlskoe branch # 1562	33 Proletarskaya Street, Roslavl, Smolensk region, 216500, Russia	7707083893	40702810459210100500	046614632	30101810000000000632	debit
Roslavlski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Roslavlskoe branch # 1562	33 Proletarskaya Street, Roslavl, Smolensk region, 216500, Russia	7707083893	40702810159210100499	046614632	30101810000000000632	debit
Desnogorski TC of Roslavlski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Roslavlskoe branch # 1562	33 Proletarskaya Street, Roslavl, Smolensk region, 216500, Russia	7707083893	40702810259210100496	046614632	30101810000000000632	debit
Ershicheski TC of Roslavlski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Roslavlskoe branch # 1562	33 Proletarskaya Street, Roslavl, Smolensk region, 216500, Russia	7707083893	40702810559210100497	046614632	30101810000000000632	debit
Shumyachski TC of Roslavlski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Roslavlskoe branch # 1562	33 Proletarskaya Street, Roslavl, Smolensk region, 216500, Russia	7707083893	40702810859210100498	046614632	30101810000000000632	debit
Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rudnyanskoe branch # 5657	1 Kolkhoznaya Street, Rudnya, Smolensk region, 21760, Russia	7707083893	40702810959180100198	046614632	30101810000000000632	debit

	Joint-Stock Company)									
Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rudnyanskoe branch # 5657	1 Kolkhoznaya Street, Rudnya, Smolensk region, 21760, Russia	7707083893	40702810659180100197	046614632	30101810000000000632	debit
Velizhski TC of Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rudnyanskoe branch # 5657	1 Kolkhoznaya Street, Rudnya, Smolensk region, 21760, Russia	7707083893	40702810759100100200	046614632	30101810000000000632	debit
Demidovski TC of Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rudnyanskoe branch # 5657	1 Kolkhoznaya Street, Rudnya, Smolensk region, 21760, Russia	7707083893	40702810659120100199	046614632	30101810000000000632	debit
Safonovski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Safonovskoe branch # 5566	19 Krasnogvardeyskaya Street, Safonovo, Smolensk region, 215500, Russia	7707083893	40702810459230100373	046614632	30101810000000000632	debit
Safonovski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Safonovskoe branch # 5566	19 Krasnogvardeyskaya Street, Safonovo, Smolensk region, 215500, Russia	7707083893	40702810159230100372	046614632	30101810000000000632	debit
Yartsevski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Yartsevskoe branch # 1612	29 Chaykovskogo Street, Yartsevo, Smolensk region, 215800, Russia	7707083893	40702810359040100430	046614632	30101810000000000632	debit
Yartsevski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Yartsevskoe branch # 1612	29 Chaykovskogo Street, Yartsevo, Smolensk region, 215800, Russia	7707083893	40702810659040100431	046614632	30101810000000000632	debit
Dukhovschinski TC of Yartsevski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Dukhovschinskoe branch # 5650	52 Karl Marx Street, Dukhovschina, Smolensk region, 216200, Russia	7707083893	40702810259130100097	046614632	30101810000000000632	debit

Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistiches kaya Street, Smolensk, 214000, Russia	7707083893	40702840359020101393	046614632	30101810000000000632	current USD
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistiches kaya Street, Smolensk, 214000, Russia	7707083893	40702840259020201393	046614632	30101810000000000632	transit USD
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistiches kaya Street, Smolensk, 214000, Russia	7707083893	40702840159020301393	046614632	30101810000000000632	special transit USD
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistiches kaya Street, Smolensk, 214000, Russia	7707083893	40702978959020101393	046614632	30101810000000000632	current in Euro
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistiches kaya Street, Smolensk, 214000, Russia	7707083893	40702978859020201393	046614632	30101810000000000632	transit in Euro
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistiches kaya Street, Smolensk, 214000, Russia	7707083893	40702978759020301393	046614632	30101810000000000632	special transit in Euro
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Smolenskoe branch # 8609	8/5 Kommunistiches kaya Street, Smolensk, 214000, Russia	7707083893	45205810759020000144	046614632	30101810000000000632	loan
Smolensktelecom - a subsidiary	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	ZAO CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 127006, Russia	Smolenski branch of ZAO CB GUTA-BANK	5 Isakovskogo Street, Smolensk, 214014, Russia	7710353606	45207810400443010013	046614775	30101810000000000775	loan
Smolensktelecom - a subsidiary	Private Joint-Stock Company	ZAO CB GUTA-BANK	5 Dolgorukovskaya	subsidiary of ZAO CB GUTA-BANK -	14/7 Sukharevskaya	7710353606	40702810700010007976	044583153	30101810200000000153	current account

	Commercial Bank for entrepreneurship development GUTA-BANK		Street, Moscow, 127006, Russia	GUTA MGTS"	Square, Moscow, 107045, Russia					
Tambovskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom										
Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Tambovskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810061000103297	046850649	30101810800000000649	current account
Tambovskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810761000103296	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom Zherdeevkski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Zherdeevskoe office #3826	134 Pervomayskaya Street, Zherdeevka	7707083893	40702810861030100169	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom Zherdeevkski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Zherdeevskoe office #3826	134 Pervomayskaya Street, Zherdeevka	7707083893	40702810261030100170	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom Inzhavinski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uvarovskoe office #3912	Buiding 29, township 4, Uvarov	7707083893	40702810761220103076	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom Inzhavinski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uvarovskoe office #3912	Buiding 29, township 4, Uvarov	7707083893	40702810061220103077	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom Kirsanovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kirsanovskoe office #3840	23 Sovetskaya Street, Kirsanov	7707083893	40702810961060000207	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom Kirsanovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kirsanovskoe office #3840	23 Sovetskaya Street, Kirsanov	7707083893	40702810661060000206	046850649	30101810800000000649	current account
Tambovskaya	Joint-Stock	AC SB RF	19 Vavilova	Kotovskoe office	6 Svobody	7707083893	40702810761270000242	046850649	30101810800000000649	current

elektrosvyaz - a subsidiary of JSC CenterTelecom Kotovski TC	Commercial Saving Bank of RF Public Joint-Stock Company		Street, Moscow, 117997, Russia	#6692	Street, Kotovsk					account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom Kotovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Kotovskoe office #6692	6 Svobody Street, Kotovsk	7707083893	40702810461270000241	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Michurinski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Michurinskoe office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810961260100169	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Michurinski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Michurinskoe office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810361260100170	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Morshanski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Morshanskoe office #3773	85 Internatsionalnaya Street, Morshansk	7707083893	40702810761080100387	046850649	30101810800000000649	foreign currency
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Morshanski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Morshanskoe office #3773	85 Internatsionalnaya Street, Morshansk	7707083893	40702810061080100388	046850649	30101810800000000649	transit foreign currency
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Pervomayski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Michurinskoe office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810061260102070	046850649	30101810800000000649	special transit foreign currency
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Pervomayski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Michurinskoe office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810661260102069	046850649	30101810800000000649	foreign currency
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Rasskazovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rasskazovskoe office #3884	20 Pushkana Street, Rasskazovo	7707083893	40702810861160100233	046850649	30101810800000000649	transit foreign currency
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Rasskazovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rasskazovskoe office #3884	20 Pushkana Street, Rasskazovo	7707083893	40702810161160100234	046850649	30101810800000000649	special transit foreign currency
Tambovskaya	Joint-Stock	AC SB RF	19 Vavilova	Morshanskoe	85	7707083893	40702810361080101605	046850649	30101810800000000649	foreign

elektrosvyaz - a subsidiary of JSC CenterTelecom/ Sosnovski TC	Commercial Saving Bank of RF Public Joint-Stock Company		Street, Moscow, 117997, Russia	office #3773	Internatsionalnaya Street, Morshansk					currency
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Sosnovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Morshanskoe office #3773	85 Internatsionalnaya Street, Morshansk	7707083893	40702810061080101604	046850649	30101810800000000649	transit foreign currency
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Uvarovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uvarovskoe office #3912	Buiding 29, township 4, Uvarov	7707083893	40702810761220100215	046850649	30101810800000000649	special transit foreign currency
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Uvarovski TC	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uvarovskoe office #3912	Buiding 29, township 4, Uvarov	7707083893	40702810061220100216	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840361000100151	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840061000200157	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840661000300127	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978261000100026	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978861000200025	046850649	30101810800000000649	current account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978161000300023	046850649	30101810800000000649	current account
Tambovskaya	Joint-Stock	AC SB RF	19 Vavilova	Middle Russia	8 Bolshaya	7707083893	40702810740020101026	044525225	30101810400000000225	current

elektrosvyaz - a subsidiary of JSC CenterTelecom	Commercial Saving Bank of RF Public Joint-Stock Company		Street, Moscow, 117997, Russia	bank of SB RF	Andronievskaya Street, Moscow, 109544, Russia					account
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF Public Joint-Stock Company	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	45207810761000000129	046850649	30101810800000000649	current account

Tverskoy subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Tverskoy subsidiary of JSC CeterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810663070101802	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CeterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810963070101803	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810463210100449	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810863210100450	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810463210100643	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810763210100644	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810963210100457	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810263210100458	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810863210100641	042809679	30101810700000000679	current account

Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810163210100642	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810763110100278	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810063110100279	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810563110100339	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810963110100340	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Zapadnodvinskoe office #5639	32 Lenina Street, Zapadnaya Dvina, Tver region, 172610, Russia	7707083893	40702810263150100178	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Zapadnodvinskoe office #5639	32 Lenina Street, Zapadnaya Dvina, Tver region, 172610, Russia	7707083893	40702810563150100179	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Rzhevskoe office #1559	8 Gratsinskogo Street, Rzhev, Tver region, 172350, Russia	7707083893	40702810163220100784	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Rzhevskoe office #1559	8 Gratsinskogo Street, Rzhev, Tver region, 172350, Russia	7707083893	40702810463220100785	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810463110104095	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Nelidovskoe office #5624	6 Panfilova Street, Nelidovo, Tver region, 172500, Russia	7707083893	40702810763110104096	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Rzhevskoe office #1559	8 Gratsinskogo Street, Rzhev, Tver region, 172350, Russia	7707083893	40702810163220108786	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC	Joint-Stock Saving Bank of the Russian	AC SB RF	19 Vavilova Street, Moscow,	Tverskoe branch # 8607 Rzhevskoe	8 Gratsinskogo Street, Rzhev,	7707083893	40702810463220108787	042809679	30101810700000000679	current account

CenterTelecom Rzhevski TC	Federation (Public JSC)		117997, Russia	office #1559	Tver region, 172350, Russia					
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Vyshevolotskoe office #2593	18 Siversova Street, Vyshni Volochek, Tver region, 171110, Russia	7707083893	40702810463310100611	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Vyshevolotskoe office #2593	18 Siversova Street, Vyshni Volochek, Tver region, 171110, Russia	7707083893	40702810063310100613	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Commercial Stock bank Tver (Public JSC)	ACB Tver (OAO)	6 Tverskoy Prospekt, Tver, 170000, Russia	Add. office of ACB Tver (OAO) - Vyshni Volochek	41 Ekaterininskaya Street, Vyshni Volochek, Tver region, 171110, Russia	6905011218	40702810400080000016	042809706	30101810000000000706	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Commercial Stock bank Tver (Public JSC)	ACB Tver (OAO)	6 Tverskoy Prospekt, Tver, 170000, Russia	Add. office of ACB Tver (OAO) - Vyshni Volochek	41 Ekaterininskaya Street, Vyshni Volochek, Tver region, 171110, Russia	6905011218	40702810700080000017	042809706	30101810000000000706	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bologovskoe office #1921	6 Lenina Street, Bologoe, Tver region, 171060, Russia	7707083893	40702810463100100229	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bologovskoe office #1921	6 Lenina Street, Bologoe, Tver region, 171060, Russia	7707083893	40702810863100100230	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Vyshevolotskoe office #2593	18 Siversova Street, Vyshni Volochek, Tver region, 171110, Russia	7707083893	40702810263310120037	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kashinskoe office #2680	6 Lunacharskogo Street, Kashin, Tver region, 171640, Russia	7707083893	40702810963250100239	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kashinskoe office #2680	6 Lunacharskogo Street, Kashin, Tver region, 171640, Russia	7707083893	40702810363250100240	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch #8607 Kalyazinskoe office #2657	38/15 Cominterna Street, Kalyazin, Tver region, 171550, Russia	7707083893	40702810163200100241	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch #8607 Kalyazinskoe office	38/15 Cominterna Street, Kalyazin, Tver region,	7707083893	40702810463200100242	042809679	30101810700000000679	current account

Kashinski TC	JSC)			#2657	171550, Russia					
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kashinskoe office #2680	6 Lunacharskogo Street, Kashin, Tver region, 171640, Russia	7707083893	40702810163250155107	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kashinskoe office #2680	6 Lunacharskogo Street, Kashin, Tver region, 171640, Russia	7707083893	40702810463250155108	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kimrskoe office #7505	9/11 Troitskaya Street, Kimry, Tver region, 170000, Russia	7707083893	40702810063060100358	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Kimrskoe office #7505	9/11 Troitskaya Street, Kimry, Tver region, 170000, Russia	7707083893	40702810363060100359	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810263070150046	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810563070150047	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Ostashkovskoe office #5640	19-a Leninski per., Ostashkov, Tver region, 172730, Russia	7707083893	40702810963160100468	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Ostashkovskoe office #5640	19-a Leninski per., Ostashkov, Tver region, 172730, Russia	7707083893	40702810963160100471	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Torzhokskoe office #2596	5 9th of January Square, Torzhok, Tver region, 172060, Russia	7707083893	40702810963320100347	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Torzhokskoe office #2596	5 9th of January Square, Torzhok, Tver region, 172060, Russia	7707083893	40702810263320100348	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Ostashkovskoe office #5640	19-a Leninski per., Ostashkov, Tver region, 172730, Russia	7707083893	40702810963160100470	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Ostashkovskoe office #5640	19-a Leninski per., Ostashkov, Tver region, 172730, Russia	7707083893	40702810563160100473	042809679	30101810700000000679	current account
Tverskoy	Joint-Stock Saving	AC SB RF	19 Vavilova	Tverskoe branch #	19-a Leninski per.,	7707083893	40702810963160100469	042809679	30101810700000000679	current

subsidiary of JSC CenterTelecom Ostashkovski TC	Bank of the Russian Federation (Public JSC)		Street, Moscow, 117997, Russia	8607 Ostashkovskoe office #5640	Ostashkov, Tver region, 172730, Russia					account
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Ostashkovskoe office #5640	19-a Leninski per., Ostashkov, Tver region, 172730, Russia	7707083893	40702810263160100472	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Torzhokskoe office #2596	5 9th of January Square, Torzhok, Tver region, 172060, Russia	7707083893	40702810963320100350	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Torzhokskoe office #2596	5 9th of January Square, Torzhok, Tver region, 172060, Russia	7707083893	40702810563320100349	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Vyshevolotskoe office #2593	18 Siversova Street, Vyshni Volochek, Tver region, 171110, Russia	7707083893	40702810563310130057	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Vyshevolotskoe office #2593	18 Siversova Street, Vyshni Volochek, Tver region, 171110, Russia	7707083893	40702810863310130058	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810763070160057	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702810063070160058	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810763210100453	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810063210100454	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810363210100455	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC	Joint-Stock Saving Bank of the Russian	AC SB RF	19 Vavilova Street, Moscow,	Tverskoe branch # 8607 Bezhetskoe	21-a Sadovaya Street, Bezhetsk,	7707083893	40702810663210100456	042809679	30101810700000000679	current account

CenterTelecom Krasnokholmski TC	Federation (Public JSC)		117997, Russia	office #1558	Tver region, 171950, Russia					
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810163210100451	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810463210100452	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810063210100548	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Bezhetskoe office #1558	21-a Sadovaya Street, Bezhetsk, Tver region, 171950, Russia	7707083893	40702810363210100549	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Toropetskoe office #5644	7 Nekrasova Street, Toropets, Tver region, 172840, Russia	7707083893	40702810563170100227	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Toropetskoe office #5644	7 Nekrasova Street, Toropets, Tver region, 172840, Russia	7707083893	40702810863170100228	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Zapadnodvinskoe office #5639	32 Lenina Street, Zapadnaya Dvina, Tver region, 172610, Russia	7707083893	40702810963150100180	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Zapadnodvinskoe office #5639	32 Lenina Street, Zapadnaya Dvina, Tver region, 172610, Russia	7707083893	40702810263150100181	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Andreapolskoe office #5644/045	17 O.Stibel Street, Andreapol, Tver region, 172800, Russia	7707083893	40702810563170100230	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Andreapolskoe office #5644/045	17 O.Stibel Street, Andreapol, Tver region, 172800, Russia	7707083893	40702810863170100231	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Udomelskoe office #2601	2 Energetikov Prospekt, Udomlya, Tver	7707083893	40702810563040100331	042809679	30101810700000000679	current account

Udomel'ski TC	JSC)				region, 171841, Russia					
Tverskoy subsidiary of JSC CenterTelecom Udomel'ski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607 Udomelskoe office #2601	2 Energetikov Prospekt, Udomlya, Tver region, 171841, Russia	7707083893	40702810863040100332	042809679	30101810700000000679	current account
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank ROSBANK (Public JSC)	ACB ROSBANK (OAO)	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	ACB ROSBANK	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	7730060164	40702810000000011993	044525256	30101810000000000256	current account
Tverskoy subsidiary of JSC CenterTelecom	Commercial Stock bank Tver (Public JSC)	ACB Tver (OAO)	6 Tverskoy Prospekt, Tver, 170000, Russia	ACB Tver (OAO)	6 Tverskoy Prospekt, Tver, 170000, Russia	6905011218	40702810600000003152	042809706	30101810000000000706	current account
Tverskoy subsidiary of JSC CenterTelecom	Public JSC Uralo-Sibirski Bank, Ufa city	OAO UralSib	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	OAO UralSib	22 Volodarskokgo Street, ver, 170000, Russia	0274062111	40702810593000000339	042809918	30101810700000000918	current account
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702810800001401658	044525700	30101810200000000700	current account
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	45206810063070000185	042809679	30101810700000000679	loan
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702840663070100239	042809679	30101810700000000679	foreign currency, current account
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702840563070200239	042809679	30101810700000000679	foreign currency transit
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tverskoe branch # 8607	8 Trekhsvyatskaya Street, Tver, 170000, Russia	7707083893	40702840463070300239	042809679	30101810700000000679	foreign currency special transit
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392700001401658	044525700	30101810200000000700	foreign currency, current account
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392400000401658	044525700	30101810200000000700	foreign currency transit
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	ZAO Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392600004401658	044525700	30101810200000000700	special transit
Tverskoy subsidiary of JSC	Private Joint-Stock Company	ZAO Raiffeisenbank	17/1 Troitskaya Street, Moscow,	ZAO Raiffeisenbank	17/1 Troitskaya Street, Moscow,	7744000302	45208392853601200113	044525700	30101810200000000700	foreign currency loan

CenterTelecom	Raiffeisenbank Austria, Moscow	Austria	129090, Russia	Austria	129090, Russia				
TulaTelecom – a subsidiary of JSC CenterTelecom									
Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810166020101427	047003608	30101810300000000608	current account
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810466020101428	047003608	30101810300000000608	current account
TulaTelecom/ TulaTelecom service	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810766020101429	047003608	30101810300000000608	current account
TulaTelecom/ Tula regional operating and maintenance telecommunications center	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810166020101430	047003608	30101810300000000608	current account
TulaTelecom/ Tula city telephone and telegraph exchange	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810466020101431	047003608	30101810300000000608	current account
TulaTelecom/ Tula city telephone network	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810766020101432	047003608	30101810300000000608	current account
TulaTelecom/ Leninski local telecommunications center (LTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Tulskoe branch # 8604	1 Chelyuskintsev Street, Tula, 300000, Russia	7707083893	40702810266020150132	047003608	30101810300000000608	current account
TulaTelecom/	Joint-Stock	AC SB RF	19 Vavilova	Tulskoe branch #	1 Chelyuskintsev	7707083893	40702810566020150133	047003608	30101810300000000608	current

Leninski LTC	Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)		Street, Moscow, 117997, Russia	8604	Street, Tula, 300000, Russia					account
TulaTelecom/ Aleksinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Aleksinskoe branch #2631	9 Pakhomova Street, Aleksin, Tula region, 301361, Russia	7707083893	40702810766070101220	047003608	30101810300000000608	current account
TulaTelecom/ Aleksinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Aleksinskoe branch #2631	9 Pakhomova Street, Aleksin, Tula region, 301361, Russia	7707083893	40702810366070101219	047003608	30101810300000000608	current account
TulaTelecom/ Novomoskovski LTC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk, Tula region, 301650, Russia	7707083893	40702810166210102032	047003608	30101810300000000608	current account
TulaTelecom/ Novomoskovski LTC	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovski subsidiary of CB GUTA-BANK (Private JSC)	34/25 Komsomolskaya Street, Novomoskovsk, Tula region, 301650, Russia	7710353606	40702810200450000508	047054772	30101810500000000772	current account
TulaTelecom/ Novomoskovski LTC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk, Tula region, 301650, Russia	7707083893	40702810466210102033	047003608	30101810300000000608	current account
TulaTelecom/ Suvorovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Suvorovskoe branch # 7035	1-v Tulskaya Street, Suvorov, Tual region, 301430, Russia	7707083893	40702810866100100172	047003608	30101810300000000608	current account
TulaTelecom/ Suvorovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Suvorovskoe branch # 7035	1-v Tulskaya Street, Suvorov, Tual region, 301430, Russia	7707083893	40702810566100100171	047003608	30101810300000000608	current account
TulaTelecom/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk,	7707083893	40702810966210110208	047003608	30101810300000000608	current account

	Federation (Public Joint-Stock Company)				Tula region, 301650, Russia					
TulaTelecom/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk, Tula region, 301650, Russia	7707083893	40702810666210110207	047003608	30101810300000000608	current account
TulaTelecom/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk, Tula region, 301650, Russia	7707083893	40702810266210114276	047003608	30101810300000000608	current account
TulaTelecom/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Novomoskovskoe branch # 2697	16/8 Shakhterov Street, Novomoskovsk, Tula region, 301650, Russia	7707083893	40702810366210112220	047003608	30101810300000000608	current account
TulaTelecom/ Efremovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Efremovskoe branch # 2639	25 Slovak Rebellion Street, Efremov, Tula region, 301840, Russia	7707083893	40702810666120100420	047003608	30101810300000000608	current account
TulaTelecom/ Efremovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Efremovskoe branch # 2639	25 Slovak Rebellion Street, Efremov, Tula region, 301840, Russia	7707083893	40702810966120100421	047003608	30101810300000000608	current account
TulaTelecom/ Uzlovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uzlovskoe branch # 2652	34 Tregubova Street, Uzlovaya, Tula region, 301600, Russia	7707083893	40702810666170100289	047003608	30101810300000000608	current account
TulaTelecom/ Uzlovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uzlovskoe branch # 2652	34 Tregubova Street, Uzlovaya, Tula region, 301600, Russia	7707083893	40702810366170100288	047003608	30101810300000000608	current account
TulaTelecom/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Efremovskoe branch # 2639	25 Slovak Rebellion Street, Efremov, Tula region, 301840, Russia	7707083893	40702810266120100422	047003608	30101810300000000608	current account

	Company)									
TulaTelecom/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Schekinskoe branch # 2655	1 Lenina Square, Schekino, Tula region, 301240, Russia	7707083893	40702810166190100581	047003608	30101810300000000608	current account
TulaTelecom/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Schekinskoe branch # 2655	1 Lenina Square, Schekino, Tula region, 301240, Russia	7707083893	40702810766190100583	047003608	30101810300000000608	current account
TulaTelecom/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Schekinskoe branch # 2655	1 Lenina Square, Schekino, Tula region, 301240, Russia	7707083893	40702810066190100584	047003608	30101810300000000608	current account
TulaTelecom/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Schekinskoe branch # 2655	1 Lenina Square, Schekino, Tula region, 301240, Russia	7707083893	40702810466190100582	047003608	30101810300000000608	current account
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810400000011701	047003783	30101810500000000783	current account
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810400000012001	047003783	30101810500000000783	current account
TulaTelecom – a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Branch of JSC Vneshtorgbank in Tula city	134 Leo Tolstoy Street, Tula, 300034, Russia	7702070139	40702810015000000637	047003794	30101810900000000794	current account
TulaTelecom – a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Branch of JSC Vneshtorgbank in Tula city	134 Leo Tolstoy Street, Tula, 300034, Russia	7702070139	40702810315000000638	047003794	30101810900000000794	current account
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702810300120612301	044583119	30101810600000000119	current account
TulaTelecom – a subsidiary of JSC	Joint-Stock Commercial Bank	ACB Promsvyazban	10 Smirnovskaya Street, building	ACB Promsvyazbank	10 Smirnovskaya Street, building	7744000912	40702810500120612334	044583119	30101810600000000119	current account

CenterTelecom	Promsvyazbank (Private Joint-Stock Company)	k (ZAO), Moscow	22, Moscow, 109052, Russia	(ZAO), Moscow	22, Moscow, 109052, Russia					
TulaTelecom/ Tula regional operating and maintenance telecommunications center	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810500000013201	047003783	30101810500000000783	current account
TulaTelecom/ Tula city telephone and telegraph exchange	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810700000013001	047003783	30101810500000000783	current account
TulaTelecom/ Tula city telephone network	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810600000013101	047003783	30101810500000000783	current account
TulaTelecom/ TulaTelecom service	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810400000013301	047003783	30101810500000000783	current account
TulaTelecom – a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	OAO Vneshtorgbank	16 Kuznetski Most Street, Moscow, 103031, Russia	Branch of JSC Vneshtorgbank in Tula city	134 Leo Tolstoy Street, Tula, 300034, Russia	7702070139	40702978015000000016	047003794	30101810900000000794	foreign currency
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702840000001012001	047003783	30101810500000000783	current account in foreign currency
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702840300002012001	047003783	30101810500000000783	transit foreign currency
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702978300002012001	047003783	30101810500000000783	transit foreign currency
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	Tulski subsidiary of ACB Promsvyazbank (ZAO)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702978600001012001	047003783	30101810500000000783	special transit foreign currency
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank	ACB Promsvyazbank (ZAO),	10 Smirnovskaya Street, building 22, Moscow,	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow,	7744000912	40702840600120612301	044583119	30101810600000000119	current account in foreign

	(Private Joint-Stock Company)	Moscow	109052, Russia		109052, Russia					currency
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840900121612301	044583119	30101810600000000119	transit foreign currency
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702840200122612301	044583119	30101810600000000119	special transit foreign currency
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978200120612301	044583119	30101810600000000119	current account in foreign currency
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978500121612301	044583119	30101810600000000119	transit foreign currency
TulaTelecom – a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	ACB Promsvyazbank (ZAO), Moscow	10 Smirnovskaya Street, building 22, Moscow, 109052, Russia	7744000912	40702978800122612301	044583119	30101810600000000119	special transit foreign currency

Yartelecom – a subsidiary of JSC CenterTelecom

Branch/ structural unit	Full name of the bank (parent)	Abbreviated corporate name of the bank	Bank location (domicile)	Name of the bank branch (where is served)	Address of the bank branch (where is served)	Bank INN	Current account number of the structural unit	Bank Identification Code of the subsidiary	Correspondent Account	Account type (income/ budgetary)
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Inter-regional Commercial bank for development of telecommunications and information (Public Joint-Stock Company)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810300200000770	047888711	30101810100000000711	debit
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Inter-regional Commercial bank for development of telecommunications and information (Public Joint-Stock Company)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810400200010770	047888711	30101810100000000711	debit
Directorate of Yartelecom, a subsidiary of JSC	Joint-Stock Commercial Bank Promsvyazbank	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052,	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810700000001103	047888707	30101810800000000707	debit

CenterTelecom	(Private Joint-Stock Company)		Russia							
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810400000001102	047888707	30101810800000000707	debit
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Severny (Northern) Bank of SB of RF, Yaroslavl	8 Oktyabrya pr., Yaroslavl, Russia	7707083893	40702810677020102653	047888670	30101810500000000670	debit
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Severny (Northern) Bank of SB of RF, Yaroslavl	8 Oktyabrya pr., Yaroslavl, Russia	7707083893	40702810377020102652	047888670	30101810500000000670	debit
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702840900201000770	047888711	30101810100000000711	current account in USD
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702978500201000770	047888711	30101810100000000711	current account in Euro
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702978800202000770	047888711	30101810100000000711	transit foreign currency in Euro
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702978100203000770	047888711	30101810100000000711	special transit foreign currency account in Euro
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702840500203000770	047888711	30101810100000000711	special transit foreign currency account in USD
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Inter-regional Commercial bank for development of telecommunications and information	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702840200202000770	047888711	30101810100000000711	transit foreign currency account in USD

	(Public Joint-Stock Company)									
Yarterlecom - SP TTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810200200000773	047888711	30101810100000000711	debit
Yarterlecom - SP TTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyazbank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810300200010773	047888711	30101810100000000711	debit
Yarterlecom - SP TTC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanskaya Street, Yaroslavl, 150003, Russia	7744000912	40702810900000009701	047888707	30101810800000000707	debit
Yarterlecom - SP TTC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	16 Respublikanskaya Street, Yaroslavl, 150003, Russia	7744000912	40702810200000009702	047888708	30101810800000000707	debit
Yarterlecom - SP Rostov MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	AC SB RF (OAO) Rostovskoe office 2525	36-a 1st township, Rostov, Yaroslavl region	7707083893	40702810077110100505	047888670	30101810500000000670	debit
Yarterlecom - SP Rostov MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	AC SB RF (OAO) Rostovskoe office 2525	36-a 1st township, Rostov, Yaroslavl region	7707083893	40702810377110100506	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rybinski branch #1576	47/49 Volzhskaya Embankment, Rybinsk	7707083893	40702810177190102410	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rybinski branch #1576	47/49 Volzhskaya Embankment, Rybinsk	7707083893	40702810177190102411	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski TC	Inter-regional Commercial bank for development of telecommunications and information (Public Joint-Stock Company)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank (add. office in Rybinsk), Yaroslavl	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810001200010218	047888711	30101810500000000670	debit
Yartelecom - SP Rybinski TC	Inter-regional Commercial bank for development of	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank (add. office in	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810901200000218	047888711	30101810500000000670	debit

	telecommunications and information (Public Joint-Stock Company)			Rybinsk), Yaroslavl						
Yartelecom - SP Pereyaslavski TC	Severny bank of the Saving Bank of Russia	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pereyaslavskoe office #7443	2 Mendeleeva Street, Pereyaslavl	7707083893	40702810277180100733	047888670	30101810500000000670	debit
Yartelecom - SP Pereyaslavski TC	Severny bank of the Saving Bank of Russia	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Pereyaslavskoe office #7443	2 Mendeleeva Street, Pereyaslavl	7707083893	40702810577180100734	047888670	30101810500000000670	debit
Yartelecom - SP Yartelecom service	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski Branch of ACB Promsvyazbank	3-a Respubl. proezd, Yaroslavl, 150003, Russia	7744000912	40702810500000008801	047888707	30101810800000000707	debit
Yartelecom - SP Yartelecom service	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch of ACB Promsvyazbank	3-a Respubl. proezd, Yaroslavl, 150003, Russia	7744000912	40702810800000008802	047888707	30101810800000000707	debit
Yartelecom - SP Yartelecom service	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810700200010771	047888711	30101810100000000711	debit
Yartelecom - SP Yartelecom service	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810600200000771	047888711	30101810100000000711	debit
Yartelecom - SP Yartelecom service	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Branch of AC SB of RF	57/17 Saltykova-Schedrina Street, Yaroslavl, 150014, Russia	7707083893	40702810677030101738	047888670	30101810500000000670	debit
Yartelecom - SP Yartelecom service	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	town office # 17	57/17 Saltykova-Schedrina Street, Yaroslavl, 150014, Russia	7707083893	40702810977030101739	047888670	30101810500000000670	debit
Yartelecom - SP IT Center	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch of ACB Promsvyazbank	16 Respublikanskaya Street, Yaroslavl, 150003, Russia	7744000912	40702810700000009901	047888707	30101810800000000707	debit
Yartelecom - SP IT Center	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch of ACB Promsvyazbank	16 Respublikanskaya Street, Yaroslavl, 150003, Russia	7744000912	40702810000000009902	047888707	30101810800000000707	debit

Yartelecom - SP IT Center	Inter-regional commercial bank for development of telecommunications and information (Public JSC) ACB Svyaz-Bank	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski regional branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810300200000767	047888711	30101810100000000711	debit
Yartelecom - SP Uglicheski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uglicheskoe office #2531 of Severny Bank of SB of RF	9 Mirny township, Uglich, Yaroslavl, 152610, Russia	7707083893	40702810377160100239	047888670	30101810500000000670	debit
Yartelecom - SP Uglicheski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uglicheskoe office #2531 of Severny Bank of SB of RF	9 Mirny township, Uglich, Yaroslavl, 152610, Russia	7707083893	40702810077160100241	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Severny bank of SB of RF	8 Oktyabrya Pr., Yaroslavl, Russia	7707083893	40702810077020102648	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810000200010772	047888711	30101810100000000711	debit
Yartelecom - SP YarOMTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810900200000772	047888711	30101810100000000711	debit
Yartelecom - SP YarOMTC, Danilovski MO Linear Plant 2	Severny (Northern) Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810477050100126	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC, Danilovski MO Linear Plant 2	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810777050100127	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC, Nekrasovski MO Linear Plant 3	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Yaroslavskoe branch #6625	91 Svobody Street, Yaroslavl, Russia	7707083893	40702810677120107118	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC, Nekrasovski MO Linear Plant 3	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Yaroslavskoe branch #6625	91 Svobody Street, Yaroslavl, Russia	7707083893	40702810977120107119	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC Gavrilov-Yamski MO Linear	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Yaroslavskoe branch #6625	91 Svobody Street, Yaroslavl, Russia	7707083893	40702810677120106122	047888670	30101810500000000670	debit

Plant 5										
Yartelecom - SP YarOMTC Gavrilov-Yamski MO Linear Plant 5	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Yaroslavskoe branch #6625	91 Svobody Street, Yaroslavl, Russia	7707083893	40702810377120106121	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC Pervomayski MO Linear Plant 6	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810377050101034	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC Pervomayski MO Linear Plant 6	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810077050101033	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC Lyubimski MO Linear Plant 67	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810277050002039	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC Lyubimski MO Linear Plant 67	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Danilovskoe office #2518	43/12 Volodarskogo Street, Danilov	7707083893	40702810677050002040	047888670	30101810500000000670	debit
Yartelecom - SP YarOMTC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810100000009802	047888707	30101810800000000707	debit
Yartelecom - SP YarOMTC	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	57/17 Saltykova-Schedrina Street, Yaroslavl, Russia	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810100000009801	047888707	30101810800000000707	debit
Yartelecom - SP Construction and Repair Service Stroitel	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch	18 Svobody Street, Yaroslavl, 150000, Russia	7627002546	40702810900200000769	047888711	30101810100000000711	debit
Yartelecom - SP Construction and Repair Service Stroitel	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch	18 Svobody Street, Yaroslavl, 150000, Russia	7627002546	40702810000200010769	047888711	30101810100000000711	debit
Yartelecom - SP Construction and Repair Service Stroitel	Severny Bank of the Saving Bank of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Town office #17	57/17 Saltykova-Schedrina Street, Yaroslavl, Russia	7707083893	40702810177030101720	047888670	30101810500000000670	debit
Yartelecom - SP Construction and Repair Service	Joint-Stock Commercial Bank Promsvyazbank	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052,	Yaroslavski branch	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810900000011401	047888707	30101810800000000707	debit

Stroitel	(Private Joint-Stock Company)		Russia							
Yartelecom - SP Construction and Repair Service Stroitel	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810900000011402	047888708	30101810800000000707	debit
Yartelecom - SP CMTO	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	ICB Svyz-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810600200000768	047888711	30101810100000000711	debit
Yartelecom - SP CMTO	Inter-regional Commercial bank for development of telecommunications and information (Public Joint-Stock Company)	ICB Svyż-bank (OAO)	7 Tverskaya Street, Moscow, 125375, Russia	Yaroslavski branch of ACB Svyaz-bank	18 Svobody Street, Yaroslavl, 150000, Russia	7710301140	40702810700200010768	047888711	30101810100000000711	debit
Yartelecom - SP CMTO	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810400000012502	047888707	30101810800000000707	debit
Yartelecom - SP CMTO	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (ZAO)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	Yaroslavski branch of ACB Promsvyazbank	16 Respublikanski Pr., Yaroslavl, 150003, Russia	7744000912	40702810100000012501	047888707	30101810800000000707	debit
Yartelecom - SP Rybinski ETC	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rybinskoe office of Sb #1576	47/49 Volzhskaya Embankment, Rybinsk	7707083893	40702810177190101110	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski ETC	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rybinskoe office of Sb #1576	47/49 Volzhskaya Embankment, Rybinsk	7707083893	40702810477190101111	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski OMC Linear Plant #2 Poshekhonye	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rybinskoe office of Sb #1576	7 Svobody Street, Poshekhonie	7707083893	40702810977190109105	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski OMC Linear Plant #2 Poshekhonye	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Rybinskoe office of Sb #1576	7 Svobody Street, Poshekhonie	7707083893	40702810677190109104	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski OMC Linear Plant #3 Nekouz	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	50 Sovetskaya Street, N. Nekouz	7707083893	40702810177150100054	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski OMC	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997,	Uglichskoe office of SB #2532	50 Sovetskaya Street, N. Nekouz	7707083893	40702810877150100053	047888670	30101810500000000670	debit

Linear Plant #3 Nekouz			Russia							
Yartelecom - SP Rybinski OMC Linear Plant #4 Myshkin	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	53 Karl Liebknecht Street, Myshkin	7707083893	40702810777150110033	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski OMC Linear Plant #4 Myshkin	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	53 Karl Liebknecht Street, Myshkin	7707083893	40702810077150110034	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski OMC Linear Plant #4 Breytovo	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	28 Respublikanskaya Street, Breytovo	7707083893	40702810277150120028	047888670	30101810500000000670	debit
Yartelecom - SP Rybinski OMC Linear Plant #4 Breytovo	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Uglichskoe office of SB #2532	28 Respublikanskaya Street, Breytovo	7707083893	40702810577150120029	047888670	30101810500000000670	debit
Yartelecom - SP Tutaevski MTC	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Town office #17	57-17 Saltykova-Schedrina Street, Yaroslavl, Russia	7707083893	40702810577030160303	047888670	30101810500000000670	debit
Yartelecom - SP Tutaevski MTC	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Town office #17	57-17 Saltykova-Schedrina Street, Yaroslavl, Russia	7707083893	40702810877030160304	047888670	30101810500000000670	debit
Yartelecom - SP Tutaevski MTC Bol'sheselski Plant	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Yaroslavskoe branch #6625	91 Svobody Street, Yaroslavl, Russia	7707083893	40702810577120109067	047888670	30101810500000000670	debit
Yartelecom - SP Tutaevski MTC Bol'sheselski Plant	Severny Bank of SB of RF	AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	Yaroslavskoe branch #6625	91 Svobody Street, Yaroslavl, Russia	7707083893	40702810877120109068	047888670	30101810500000000670	debit

1.3 Auditor of the Company

Full corporate name of the auditor: Private Joint-Stock Company ***Ernst&Young Vneshaudit***
Abbreviated name: ***ZAO Ernst&Young Vneshaudit***
Location: ***20/12 Podsosenski Pereulok, building 1-1A, Moscow, 103062, Russia***
INN: *7717025097*
Mailing address: ***20/12 Podsosenski Pereulok, building 1-1A, Moscow, 103062, Russia***
Telephone: *7 (+7 095) 705 9292* Fax: *7 (+7 095) 705 9293*
e-mail: ***vadim.balashov@ru.eyi.com***

The auditor license:
License No: ***E003246***
Date of issue: ***January 17, 2003***
Valid till: ***January 17, 2008***
License issuing body: ***Ministry of Finance of the Russian Federation***
Fiscal years for which the auditor carried out an independent audit of accounts and financial (accounting) statements: 2001, 2002, 2003.

There were no special assignments for the auditor.

The Company auditor is a legal entity independent from JSC CenterTelecom.
Selection of the auditor:
The auditor is elected by a general meeting of shareholders of the Company. A shareholder (shareholders) owing on aggregate at least 2 per cent of voting shares of the Company is entitled to put issues on agenda of an annual general meeting of shareholders and propose nominees for governing and control bodies of the Company.

Terms and conditions of a contract entered into with the auditor, including compensation package for its services, shall be approved by the Board of Directors of the Company.

In 2Q2004 the Company entered into contracts with audit company ***Ernst&Young Vneshaudit*** to provide consultancy and information services according to IAS and to provide an independent auditor report on accounts according to the Russian accounting standards. The cost of services to be provided by audit companies was specified in the relevant contract.

The auditor (officers of the auditor) has no interest in the charter capital of the issuer. No loans were granted to the auditor (officers of the auditor) in 2Q2004.

Information on postponed and overdue payments with respect to services provided by the auditor: outstanding amount with respect to account settlements with Ernst&Young Vneshaudit as of June 30, 2004 is RUR3,431 thousand.

There are no significant interests linking the auditor (officers of the auditor) and the issuer (officers of the issuer).

There are no close business relations (participation in promotion of the issuer's products/services, joint business activities in partnership, etc.), and family relations between the auditor and the issuer.
The issuer officers are not at the same time officers of the auditor (auditors).

1.4. Appraisor of the Issuer

Full and abbreviated names:
AUDIT COMPANY INTEREXPERTIZA LIMITED LIABILITY COMPANY (AUDIT COMPANY INTEREXPERTIZA LLC)
Location: 9 Nakhimovski Prospekt, Building 2, Apartment 191, Moscow, 113149, Russia
Tel./Fax: 952-35-33, e-mail: inform@interexpertiza.ru
License to perform appraising activities #006734 issued by the Ministry of Property relations of RF on June 27, 2003, valid for the period from June 27, 2003 through June 27, 2008.
Provision of services to assess the market value of assets of JSC CenterTelecom.

1.5 Consultants of the issuer

Full corporate name: *Public Joint-Stock Company Federal Stock Corporation*
Abbreviated name: *JSC FSC*
Address: *25 Ostozhenka Street, Moscow, 119034, Russia*
Contact telephone number: *(+7 095) 737-86-30, (+7 095) 737-86-31*
Fax: *(+7 095) 737-86-32*
e-mail: *fsc@fscorp.ru*

License number and date of issue of a professional securities market participant; the authorities which issued the license.

License of a professional participant in the securities market to carry out broker activities:
License No: # *077-06174-100000*
Date of issue: *August 29, 2003*
Valid till: *unlimited term of validity*
The body which issued the license: *Federal Commission for Securities Market (FCSM)*

License of a professional participant in the securities market to carry out dealer activities:
License No: # *077-06178-010000*
Date of issue: *August 29, 2003*
Valid till: *unlimited term of validity*
The body which issued the license: *Federal Commission for Securities Market (FCSM)*
Date of execution and number of the agreement on financial consulting which serves as the basis for rendering financial consulting services to the issuer by the professional participant in the securities market.

Date of execution: January 20, 2004
Agreement number: FK- 20/M-04/3467/04-DO

Services to be rendered by the consultancy: monitoring of disclosure by JSC CenterTelecom of the information in the following forms: notices of material facts, quarterly reports. Monitoring of information disclosure consists of verifying the timeliness of the information disclosure, completeness and compliance with the procedure of the disclosed information with provisions of effective regulations and applicable law of the Russian Federation, including regulations issued by the FCSM of Russia.
Internet page address to be used by the financial consultant for disclosure of information about the issuer according to regulations: www.fscorp.ru

1.6 Information on other persons who signed the quarterly report

No such other persons.

II. Basic information regarding the financial position and economic state of the issuer.

2.1 Financial and business performance of the issuer

Description	1H2004
Net assets of the issuer, RUR in thousands	15,119,753
Ratio of debt financing to capital and reserves, %	153.36
Ratio of short-term liabilities to capital and reserves, %	94.16
Debt service payments covered, %	24.97
Overdue debt, %	2.76
Net asset turnover, times	0.78
Accounts payable turnover, times	2.08
Accounts receivable turnover, times	3.59
Portion of profit tax in the pre-tax profit, %	60.24

Guidelines provided by regulations issued by federal authorities for securities market were used to calculate the shown performance data.

The data shown witness a satisfactory solvency level of the issuer.

Growth in raised funds in the reporting period due to the expansion of the investment program adversely affected the solvency level of the issuer.

Lesser turnover of accounts receivable of the issuer in 1Q2004 restated to year terms as compared to the previous year was due to faster growth of accounts receivable than sales revenues growth rates

Growth of the net assets turnover in 1H2004 as compared to the previous reporting period was caused by faster growth rates of sales than those of net assets.

Debt servicing payments covered in 1H2004 grew due to lower loss in the period under consideration as compared to 1Q2004.

Growth of the ratio of debt financing to capital and reserves in 1H2004 resulted from increase in raised funds.

Accounts receivable turnover of the issuer is attributed to lower accounts receivable and growth of sales in 1H2004 as compared to the past period.

2.2 Market capitalization of the issuer

Market capitalization

Month	Market capitalization, USD
December 1999	28,851,818
December 2000	101,354,959
December 2001	16,226,717
December 2002	153,428,191
December 2003	690,638,646
March 2004	796,606,360
June 2004	785,392,568

Notes:

The figures are calculated based on the bilateral deals completed at trading sessions. To prepare the data over the reporting period starting from July 2002 only addressless deals are taken into account pursuant to Information disclosure rules enacted on July 1, 2003.

Market capitalization was calculated based on Prices of 10 major deals using data on the number of outstanding shares available from RTS stock exchange.

Liabilities	Payments falling due within					Total
	45 days	from 46 to 90 days	from 91 to 180 days	from 181 days to one year	over 1 year	
Short and long term liabilities, total	4,112,349	308,600	2,864,291	5,432,168	8,678,139	21,395,548
Accounts payable, total	3,799,306	238,513	310,745	420,448	0	4,769,012
including:	0	0	0	0	0	0
- debt to suppliers and contractors	1,284,675	173,304	274,941	383,306	0	2,116,227
- notes payable	5,367	5,367	6,998	0	0	17,733
- debt to affiliates and associates of the issuer	143,252	34,875	2,520	150	0	180,797
- payroll debt	263,267	0	0	0	0	263,267
- debt to budget and out of budget funds	769,127	1,440	1,447	694	0	772,709
- debt to members (founders) of issuer with respect to income outpayments	358,287	0	0	2,777	0	361,064
- other accounts payable	975,331	23,527	24,838	33,520	0	1,057,216
Credit facilities, total	311,871	70,020	270,813	4,974,750	3,118,533	8,745,987
Loans, total	1,172	67	2,282,733	36,971	2,747,186	5,068,129
including: - bond issues	0	0	0	0	2,631,128	2,631,128
other liabilities	0	0	0	0	2,812,420	2,812,420
Overdue accounts payable, total	181,233	18,148	19,634	2,380	0	**221,395**
including owned to budget and out of budget funds	2,640	0	0	1	0	2,642
Overdue debt with respect to credit facilities	359,816	28,195	5,543	4,912	0	**398,465**
Overdue debt with respect to loans	0	0	0	0	0	**0**
Overdue debt, total	541,049	46,343	25,177	7,291	0	**619,861**

The data shown less overdue debt, the latter being given in a separate table.

Debt to Vnesheconombank accounts for the bulk of the overdue accounts payable. Currently, the Ministry of Finance of the RF develops restructuring arrangements; the issue is overseen by JSC Svyazinvest.

Type of overdue accounts payable: repayments of principals and interest payments.

The cause of non-performance of obligations: debt restructuring by the Russian government.

Consequences for the issuer that occurred or may occur later resulting from unfulfilled obligations: currently another restructuring of debt is planned by the Russian government.

Sanctions to be imposed on the issuer: to be determined by the Russian Ministry of Finance.

Period (projected period) for repayment of the overdue accounts payable:
the Russian government is now considering the debt restructuring (terms are unknown).

There are no creditors in the structure of the accounts payable accounting for 10% of the total amount of the accounts payable. (As on June 30, 2004 the total amount of accounts payable was RUR22,015,408 thousand (Form 1 lines 590+690-640), 10 per cent of which is RUR2,201,541 thousand).

2.3.2. Credit history of the issuer

There were no credit and loan facilities with principals valued at over 10% of the net assets as and on June 30, 2004. Net asset value as on March 31, 2004 was RUR15,448,788 thousand (10 per cent of which is RUR1,544,879 thousand).

2.3.3. The issuer liabilities arising from securities provided to third parties

The total amount of securities provided by the issuer in the total amount of third parties' obligations on which the Company provided securities both in the form of pledge and surety.

Total obligations as on June 30, 2004, RUR in thousands: 10,922,836

including:

pledge (real security) as on June 30, 2004, RUR in thousands: 6,792,825

value of surety as on June 30, 2004, RUR in thousands: 1,633,352

There were no issuer's obligations to provide security to third parties (including pledge and surety) valued at over 5% of the book value of the issuer's assets for 1H2004.

2.3.4 Other liabilities of the issuer

No other liabilities

2.4 The objectives of securities issues and channeling the proceeds from placement of issued securities

A bond issue undertaken by JSC CenterTelecom, series 03 totaling RUR2,000 million was placed in September 2003. The bond issue proceeds from the placement were appropriated to finance short-term bridging loans and interest payments on them to MDM-Bank and IC Troyka-Dialog both being the bond issue underwriters, totaling to RUR800 million; some RUR128 million were used to finance investment activity of JSC CenterTelecom; RUR193 million were used to pay VAT for September, RUR47 million were paid to Rosgosstrakh in respect of centralized insurance of the Company's telecommunications equipment, RUR51 million were paid to Rostelecom as interconnection settlement fees according to contract # 2100/9755, and RUR111 were paid to Private JSC Open Technologies according to the contract. Some RUR650 million are used for repayment of the bond issue series 01 and coupon interest payments on the series 01 bonds.

According to preliminary forecasts within the period before maturity of the securities issued by the issuer, i.e. in 2004-2006 cash proceeds will consistently exceed the expenses for relevant activities (including coupon payments and repayment of series 01, 02 and 03 bonds of the issuer).

Projected cash flow (RUR in thousand)	2004	2005	2006
Cash proceeds including bond issue	42,523,368	47,401,160	56,519,624
Expenses including coupon payments and bond repayments	43,205,482	47,481,401	56,394,224
Proceeds/expense ratio	0.98	1.00	1.00

2.5. Risks related to purchases of outstanding issued (to be placed) securities

2.5.1. Risks in the telecommunications industry

The key risk factors taken into account by the Company in doing business are:

- enactment of the Federal Telecommunications Act; summing up an increased government pressure may expected to be brought to bear on JSC CenterTelecom toward solving social issues. The declared priorities favor customers and simplify licensing arrangements will lower the barrier for new market entrants in favor of competition.
- ongoing consolidation of alternative operators creating large international holdings.

It should be noted, however, that CenterTelecom anticipates likely negative impacts of these risk factors and undertakes necessary measures to alleviate the consequences.

Currently JSC CenterTelecom implements marketing strategies aimed primarily at maintaining its market share,

increasing revenues generated by non-regulated telecommunications services, and improving the Company's competitive edge.

The following economic factors may result in worsening of the Issuer market position and in the situation in the telecom industry as a whole:

- falling demand of the businesses due to declining oil and gas and non-ferrous metal prices on the world markets;
- general reduction in production output and economy growth rates;
- rouble depreciation rates surpassing tariff growth resulting significant growth of negative translation adjustments and higher costs of services hard currency nominated liabilities;
- growing competition in the mobile communications of Russian and foreign operators, expansion on the mobile market by operators using competing standards;
- increase of settlement rates charged by Rostelecom – the principal domestic long-distance and international carrier, providing to the Issuer an access to the nationwide and international networks;
- economic risks inherent to the Russian Federation as a whole, including the level of macro-economic instability in the country, probability of changes in the legislation resulting to possible reduction in the Issuer profit, or hardening regulations governing taxation of income from securities.

The Issuer is expected to undertake the following actions, should changes occur.

In the event of negative developments the Issuer is going:

- to optimize production costs structure;
- to revise the investment program of the Company;
- to adjust pricing and marketing policies of the Company;
- to change the break down of offerings to maximize profits.

Risks related to possible changes in prices for raw materials, services used by the Issuer in its activities are mainly risks involving changes of rates charged by Rostelecom for leasing circuits and for international telecom services, and changes in prices charged by key equipment suppliers.

Risks related to possible changes in prices for raw materials, services used by the Issuer in its activities do not seriously affect the issuer's business.

Risks connected to changes in prices for government regulated telecommunications services may result in short-term decline in demand for these services and tougher competition. In such circumstances JSC CenterTelecom will aggressively promote services offered at unregulated prices, thus preventing significant reduction of revenues.

JSC CenterTelecom successfully manages risks inherent to the Company activities. On the whole, exposure of the Issuer to the industrial risks and performance of obligations on its securities can be assessed as minimal. The Company owns a single united network infrastructure in the Central Federal District, enabling provision of a wide range of services in the telecom market, remaining a competitive company and increase margins of services provision.

2.5.2 Sovereign and regional risks.

Risks related to the political and economic state in the country (countries) and in the region where the Issuer is registered as a taxpayer and/or doing business, provided that such core activity of the issuer in such a country (region) generates over 10% of the revenues for the last elapsed reporting period, preceding the date of the approval of the Prospectus of securities issue.

The government of the Russian Federation influences the Issuer activities by passing legal and regulatory acts that may significantly affect the financial position and results of the issuer's activities.

The key factors leading to arising of political risks are:

- ***inconclusive legal environment regulating economic activities;***
- ***lack of efficiency of the judiciary;***
- ***instability of the powers of the constituent entities of the Russian Federation.***

Other risk factors that may affect the Issuer activities are:

- *uncertainty in tariff setting by the Federal Antimonopoly Service (FAS) and their influence on the results of the Company operations;*
- ***changes in the effective legislation regulating accounting and book-keeping.***

In general the political and economic situations in the country can be assessed as stable in the mid-term. The latest elections to the State Duma and results of recent presidential elections provide a basis for fairly certain forecast of continuing economic, social, legal and reforms in the country.

The Russian telecommunications market becomes extremely competitive. Though the market for traditional wireline telecommunications is generally divided between regional operators each being a monopoly in its service area for provision of these services, competition is on the rise due to increasing share of new services and aggressive activities of companies offering these new services.

The Central Federal District consisting of 17 regions is a financial center and the focus of concentration of Russian and foreign financial institutions positively affecting the development of the Issuer's activities. It is a vibrant and very promising region featuring fast growing economy. The sustained growth in the region allows for making favorable forecast of the Issuer growth.

In this sense it is particularly indicative that a leading global rating agency - Moody's Investor Service in October 2003 upgraded the sovereign rating of the Russian Federation up to an investment level of Baa3. On January 14, 2004 Moody's Investor Service also upgraded Moscow city rating up to Ba1.

Further improvements in the economic state of the region will undoubtedly positively affect the Issuer activities and have a favorable effect on its capabilities to meet its obligations under bond issues.

Expected actions to be taken by the Issuer in the event of negative impact of the changes in the country and the region on its activities.

In the near terms the Issuer does not expect any negative developments of the situation in the region and Russia as a whole that may adversely affect activities and economic position of the Issuer.

However, in the event of unfavorable developments in the situation in the Russian regions and CIS states, the issuer's actions will be aimed at temporary price reduction of offered services and/or widening the range of services.

Risks related to possible military conflicts, imposition of emergency and strikes in the country (countries) and the region, where the Issuer is registered as a taxpayer and/or carries out its activities.

The Issuer is registered as a taxpayer and does its business in the Russian regions, where the risks of military conflicts, imposing a state of emergency are considered as lowest possible. However there is a certain risks of terrorist attacks, and the issuer undertook additional measures to ensure high level of security.

Social situation in the territory of business activities of the issuer is characterized as calm; with no clear racial conflicts or religious extremism, thus facilitating operations with minimal political and social risks.

The issuer is not in a position to assess the risk of imposing a state of emergency or of an overt military conflict in the country. However, should these events occur the Issuer will undertake all adequate measures required by the effective legislation.

Risks related to the geographical position of the country (countries) and the region where the Issuer is registered as a taxpayer and/or carries out its activities:

The Central Federal District (CFD) is a political, administrative, and ecological entity of a paramount importance, featuring numerous industrial production facilities, pipelines for various products, a lot of rivers, forests, peat fields, and fairly high population density, resulting in a possibility of various emergencies.

Depending on specific natural, climatic and environmental conditions and heliophysical factors in each year (or a number of years in a row), some natural (industrial) processes may be more risky, while other may run a lower risk.

Regarding feasibility of taking some precaution preventive measures, dangerous natural processes as sources of emergencies can be predicted only short time before they may really happen.

The most significant damages to the economy of the CFD and heightening social tension can result from flooding and river overflows, forest and peat fires, fires in populated areas and industrial facilities, interruptions and disruptions in functioning of utilities and power supply, road and railroad accidents.

Potential risks and dangers in various constituent entities of the CFD (regions) have distinctive differences.

The issuer's actions in case of unfavorable changes of the situation in the CFD are confidential information.

2.5.3 Financial risks

The issuer's activities are affected by financial risks such as overdue credit repayments and interest payments, and as a consequence, imposing fines and late payment charges and increasing interest rates charged by commercial banks.

The highest degree of the risk is inherent to accounts payable.

Overdue debt connected with borrowed funds as compared to the total value of borrowed funds over the past three years on average did not exceed 3.65%, which is rather negligible. Additional expenses of the issuer resulting

from fines and additional late payment charges do not significantly affect the issuer's financial position.

As refinancing rates set by the CB of Russia diminish, the issuer takes measures to amend terms and conditions of the concluded loan agreements towards lower capital costs of the granted loan facilities and early repayment of high capital cost loans.

Significant changes in the exchange rates will not materially affect the financial position of the Issuer and its liquidity.

Before the deadline for meeting by the Issuer of its obligations under the bond issue, the revenue plane envisages annual tariff growth rates for offered services of 25-30%. The relevant annual inflation rates are estimated by the Issuer at the level of 10-12%. The risk will not significantly affect financial performance of the issuer; nor will it influence its ability to meet its obligation connected with securities.

2.5.4. Legal risks

In 2Q2004 there are some legal risks inherent to the Company's activities resulting from changes over the reporting period in currency legislation, customs control regulations and customs duties. The most significant changes in the effective legislation are discussed below.

<u>In the currency control regulations</u>:

The Federal Law On currency regulation and currency control #173-FZ of December 10, 2003 took effect on June 17, 2004.

To enforce the Law a number of regulations were enacted taking effect as of June 18, 2004.

In particular:

Regulations On provision by residents to authorized banks of supporting information and documents related to carrying out currency operations with non-residents under external trade deals and exercising by the authorized banks of control over the currency operations (passed by CB of RF on June 1, 2004 #258-P).

Directive On provision by residents to authorized banks of supporting information and documents related to carrying out currency operations, accounting for currency operations and execution of transaction passports by the authorized banks (passed by CB of RF on June 15, 2004 #117-I).

Directive On depositing reserve funds and return of the deposited reserves when conducting currency operations (passed by CB of RF on June 1, 2004 #114-I).

As the listed regulations and legal acts are aimed at liberalizing to a greater extent procedures connected with among others opening currency accounts, currency operations (regulation of foreign currency operations involving cash transfers by the Russian government and CB of RF, provision of delayed payment for external trade contracts, allocation of deposits of the delayed payment amount, opening of accounts denominated in foreign currency) the Company does not run heightened risks in conducting external economic activities, and subject to meeting the relevant requirements of applicable legislation will run only ordinary risks related to non-performance of contract obligations by counterparties.

<u>Tax legislation:</u>

No federal laws regulating tax relations were passed or took effect in the reporting period. Thus, being a conscientious taxpayer the Company does not have higher risks in performing its activities.

<u>Customs legislation:</u>

The Company carries normal business risks involved in accurate application of requirements of the newly enacted Customs Code of the Russian Federation, and supporting regulations and legal acts issued according to the Code, when executing contracts connected with the external economic activities of the Company.

Legal risks related to licensing of the core activities of the Issuer, or licensing rights of use for items with restricted usage:

The new Federal Telecommunications Act (the "Act') took effect on January 1, 2004. According to the Act telecommunications services listed in the licenses and respective license terms and conditions should be specified by the Russian government and revised annually. The Act expanded the list of data to be provided to the licensing authorities.

For license renewal the same information should be provided as when applying for the license.

Pursuant to the Presidential Decree of March 9, 2004 # 314 and Ordinance of the Government of the RF #163 of April 6, 2004 licensing of activities in telecommunications is entrusted to the Federal Telecommunications Supervision Service.

These changes may cause additional expenses of the licensee in performing telecommunications activities.

There are no significant legal risks that may arise due to changes in the judiciary practice in the reporting period

connected with activities of the Company and adversely affect the results of its operations, and the outcome of ongoing litigations.

2.5.5. Risks inherent to the activities of the issuer

There are no significant legal risks related to the Company participation as a defendant in the ongoing litigations.

Risks related to a non-renewal of the issuer's licenses to carry out certain activities or to use facilities with restricted usage:

Difficulties involved in license renewal may arise in renewal (obtaining) of licenses to perform telecommunications activities for the purposes of TV and radio broadcasting as these activities are connected with relaying (broadcasting) electronic mass-media, subject to operator's having a license for broadcasting issued by the federal Agency for Publishing and Mass Communications, or entering into agreement with an operator having such a license. The licensing authorities shall be provided with a duly certified by a notary public copy of the license for broadcasting (if the license is to be granted for telecommunications).

Risks related to possible liability of the issuer for debt of third parties, including those of its daughter companies.

According to the registration of contracts concluded by the Company, performed by the Contract Division of Contractual and Property Relations of the Company in 2Q2004 the Company concluded no surety or property pledge contract to provide security for third party's obligations, or other agreements involving possible liability of the Company for third party's obligations.

Thus, according to applicable law the Company carries the risks of possibly being liable under previously executed surety agreements in the event of non-performance by third parties of their obligations, and on obligations of the Company's daughter companies.

III. Detailed profile of the issuer

3.1. Background and history of the Issuer

3.1.1. Registered corporate name of the issuer.

According to the Charter of JSC CenterTelecom as approved by the general meeting of shareholders (minutes #10 of February 20, 2003) the corporate registered name of the issuer is "Joint-Stock Central Telecommunication Company", abbreviated to JSC CenterTelecom.

The company emerged in June 1994 (state registration certificate #127 of June 20, 1994) as a result of a transformation of state enterprise for telecommunications and informatization Rossvyazinform (GPSI) of the Moscow region into a public joint-stock company Elektrosvyaz of the Moscow region. Public joint-stock company Elektrosvyaz of the Moscow region (abbreviated as Elektrosvyaz of the Moscow region) was renamed as (open) joint-stock company Elektrosvyaz of the Moscow region (Amendments and additions #3 to the Charter of Joint-Stock Company Elektrosvyaz of the Moscow region approved by Meeting of shareholders of AO Elektrosvyaz of the Moscow region, minutes #3 of June 27, 1997), abbreviated as Elektrosvyaz of the Moscow region. The changes were registered by the Moscow region registration chamber on July 23, 1997. On June 1, 2001 the Company was given a new name – Joint-Stock Central Telecommunication Company, or JSC CenterTelecom in short, pursuant to the decision of a general meeting of shareholders of JSC Elektrosvyaz of the Moscow region (Minutes #7 of June 1, 2001).

3.1.2 Information about registration of the issuer with state authorities

Information on the state registration of the Company:

the Company was registered pursuant to ordinance # 567-r dated June 9, 1994 of the Chief of Administration of the Moscow region, state registration certificate # 127 of June 20, 1994.

The Company is re-registered with the Moscow region registration chamber, state registration certificate of a legal entity # 50:10:00124 of July 23, 1997.

Pursuant to the Federal Law On the state registration of legal entities the Company is registered with the Inspection of the Ministry for Taxes and Levies of the RF for the town of Khimki in the Unified register of legal entities on November 1, 2002, a generic number of 1025006174710.

The certificate confirming making an entry in the Unified register of legal entities registered before July 1, 2002 is # 001494534 and dated November 1, 2002.

3.1.3. Evolvement and development of the issuer

JSC CenterTelecom – a telecommunications carrier in the Center of the European part of Russia was established on October 1, 1886. At that time a postal and telegraph service district was organized in the territory of the Moscow and Ryazan provinces of the tsarist Russia functioning as a telecommunications operator. As of May 12, 1890 the service took over the country telephone network of the Moscow region; since then the Moscow regional operator offers the full range of customer telecommunications services. In 1994 postal services were separated; and during the privatization process the company was transformed into a public joint-stock company. As of December 1, 2002 the service area of JSC CenterTelecom covers 17 regions in the Central and Central Black Soil parts of the Russian Federation. Public operators which serviced these regions in 1994-2000 became the Company's branches (wholly owned subsidiaries).

With over 6 million access lines CenterTelecom is one of Russia's largest fixed line telecoms, owning a telecommunications infrastructure in Russia's most populated Federal districts with 20% of Russia's total population, fairly well developed manufacturing industry, agriculture, innovative ventures.

CenterTelecom's customers and subscribers in 17 constituent entities of the RF are government agencies and bodies, general public and a prevailing majority of businesses. CenterTelecom was granted licenses to provide a wide range of telecom services: traditional POTS, Internet access, data, air and cable TV, wireline and UHF sound program broadcasting, trunking, lease of channels and other facilities, to offer public network interconnection to other operators.

The Company pursues proactive marketing policies, maintaining domineering positions in the fixed line telephony, expanding its sales of new services where rates are not regulated by the government.

The total market of telecommunications services in the Central Federal District in 2003 (excluding Moscow city) is estimated at USD1,137 million, and expected to jump up to USD1,706 million in 2004. CenterTelecom share of the market in 2003 was 62% (USD700 million).

In the traditional telephony CenterTelecom's share is maintained over 85% both across the regions and overall in the CFD, slightly falling. Given the projected service development rates under the regulation policies announced by the government the company's position in the traditional service market will be preserved.

Competition is particularly tough in the Internet access segment. CenterTelecom regional operating branches manage to keep intact their leading positions with on average 60% of corporate and 70% of individual customers.

Competition is fiercer in Voronezh, where the regional carrier's share is 20%.

The company has been in existence from the date of the state registration on June 9, 1994 up to now.

JSC CenterTelecom is set up for an unlimited term.

Its mission the Company views in rendering modern high-quality telecommunications services and world class service in the territory of the Central Federal District with the aim:

to satisfy customers' needs based on a personal approach to everyone;

to ensure growing shareholders value and income and make proper contribution into development of the society where the Company is doing business;

to build up long-term mutually beneficial relations with partners based on mutual trust, integrity and transparency;

to ensure comprehensive realization of the potential of each employee;

to perform the duties of the public telecommunications operator.

3.1.4. Contact information

Address of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Mailing address: ***6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia***
Address of the issuer permanently operating executive body: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Telephone: (+7 095)*209-34-34; Fax: (+7 095) 209-30-07*
E-mail: *info@centertelecom.ru;*
Website where information on the issuer, its issued or being issued securities can be accessed: *www.centertelecom.ru*

Department of Securities and Corporate Management:
Address: *23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.*
Mailing address: *6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia*

Shareholders relations team:
Telephone: (+7 095) 209-58-15; Fax: (+7 095) 793-23-82

E-mail:*vedeta@centertelecom.ru;*

Investor Relations
Telephone: (+7 095) 209-57-21 ; Fax: (+7 095)209-28-29
E-mail:***kalin@centertelecom.ru***
Website address: *www.centertelecom.ru*

3.1.5. Taxpayer Identification Number (INN)

INN 5000000970.

3.1.6. Subsidiaries and representative offices of the issuer.

The Company comprises the following regional branches – subsidiaries:

1. Belgorodski subsidiary of JSC CenterTelecom, domiciled at: 3 Revolution Square, Belgorod, 308000, Russia
Power of attorney is issued to Mr.Grigoriy N. Kuzmenko, Deputy General Director – Director of Belgorodski, a subsidiary of JSC CenterTelecom, dated June 28, 2004, #12853.

2. Bryanski subsidiary of JSC CenterTelecom, domiciled at: 9 Karl Marx Square, Bryansk, 241000, Russia
Power of attorney is issued to Mr. Vasiliy A. Gapeenko, Deputy General Director – Director of Bryanski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12855.

3. Vladimirski subsidiary of JSC CenterTelecom, domiciled at: 42 Gorkogo Street, Vladimir, 600000, Russia
Power of attorney is issued to Mr. Anatoliy N. Korovin, Deputy General Director – Director of Vladimirski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12857.

4. Voronezhski subsidiary of JSC CenterTelecom, domiciled at: 35 Revolution Prospect, Voronezh, 394000, Russia
Power of attorney is issued to Mr. Alexander Haustovich, Deputy General Director – Director of Voronezhski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12859.

5. Ivanovski subsidiary of JSC CenterTelecom, domiciled at: 1 the 10th of August Street, Ivanovo, 153000, Russia
Power of attorney is issued to Mr. Gennadiy P. Brusentsev, Deputy General Director – Director of Ivanovski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12861.

6. Kaluzhski subsidiary of JSC CenterTelecom, domiciled at: 38 Teatralnaya Street, Kaluga, 248600, Russia.
Power of attorney is issued to Mr. Vladislav M. Ledkov, Deputy General Director – Director of Kaluzhski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12863.

7. Kostromskoy subsidiary of JSC CenterTelecom, domiciled at: 1 Podlipaeva Street, Kostroma, 156961, Russia.
Power of attorney is issued to Mr. Alexander G. Dogadin, Acting Deputy General Director – Director of Kostromskoy subsidiary of JSC CenterTelecom, dated June 28, 2004, #12865.

8. Kurski subsidiary of JSC CenterTelecom, domiciled at: 8 Red Square, Kursk, 305000, Russia
Power of attorney is issued to Mr. Anatoliy V. Maslov, Deputy General Director – Director of Kurski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12867.

9. Lipetski subsidiary of JSC CenterTelecom, domiciled at: 35a Tereshkovoy Street, Lipetsk, 398000, Russia
Power of attorney is issued to Mr. Valeriy G. Nikolaev, Deputy General Director – Director of Lipetski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12871.

10. Moscow subsidiary of JSC CenterTelecom, domiciled at: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia

Power of attorney is issued to Mr. Nikolay V. Mezhuev, Deputy General Director – Director of Moscow subsidiary of JSC CenterTelecom, dated June 28, 2004, #12887.

11. Orlovski subsidiary of JSC CenterTelecom, domiciled at: 43 Lenin Street, Orel, 302000, Russia
Power of attorney is issued to Mr. Ivan D. Makhov, Deputy General Director – Director of Orlovski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12873.

12. Ryazanski subsidiary of JSC CenterTelecom, domiciled at: 43 Schedrina Street, Ryazan, 390006, Russia
Power of attorney is issued to Mr. Valeriy P. Mel'kov, Acting Deputy General Director – Director of Ryazanski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12875.

13. Smolenski subsidiary of JSC CenterTelecom, domiciled at: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia
Power of attorney is issued to Mr. Nikolay F. Chugunkov, Deputy General Director – Director of Smolenski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12877.

14. Tambovski subsidiary of JSC CenterTelecom, domiciled at: 2-v Astrakhanskaya Street, Tambov, 392002, Russia
Power of attorney is issued to Mr. Sergey M. Klychev, Deputy General Director – Director of Tambovski subsidiary of JSC CenterTelecom, dated June 28, 2004, #12879.

15. Tverskoy subsidiary of JSC CenterTelecom, domiciled at: 24 Novotorzhskaya Street, 170000, Tver, Russia
Power of attorney is issued to Mr. Evgeni I. Savenkov, Deputy General Director – Director of Tverskoy subsidiary of JSC CenterTelecom, dated June 28, 2004, #12881.

16. Tulski subsidiary of JSC CenterTelecom, domiciled at: 33 Prospekt Lenina, Tula, 300000, Russia
Power of attorney is issued to Mr. Yuri N. Lepikhov, Deputy General Director – Director of TulaTelecom –a subsidiary of JSC CenterTelecom, dated June 28, 2004, #12883.

17. Yartelecom –a subsidiary of JSC CenterTelecom, domiciled at: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
Power of attorney is issued to Mr. Andrey V. Saprykin, Deputy General Director – Director of Yartelecom – a subsidiary of JSC CenterTelecom, dated June 28, 2004, #12855.

All the listed Powers of Attorney are valid till December 31, 2005.

The Company's subsidiaries were established pursuant to a decision of the Board of Directors (Minutes # 15 of April 10, 2002), and amendments to the Company's Charter related to the renaming of the subsidiaries (Minutes #12 of June 11, 2004of the general meeting of shareholders of JSC CenterTelecom) were recorded in the Unified Register of Legal Entities on June 24, 2004 by the Inspection of Ministry of the Russian Federation for Taxes and Duties for the town of Khimki.

3.2 Core business activities of the issuer

3.2.1 Industrial designations of the issuer

Codes of business activities

OCVED - 64.20; 64.20.1; 64.20.3; 45.31; 74.20.4; 63.40; 50.20.1; 50.20.2; 50.20.3; 45.21.3; 45.21.4; 45.21.1; 74.13.1; 74.14; 55.12; 55.23.1

3.2.2 Core business activities of the issuer

The core business of JSC CenterTelecom is provision of telecommunications services.

Share of revenues from telecommunications service provision in the total revenues in 2Q2004.

	Description	2Q2004
1	Revenues, RUR in thousands	5,985,606.0
2	Revenues from telecommunications services, RUR in thousands	5,889,905.9
3	The share of telecommunications services in the total revenues	0.98

Service types generating over 10% of the income (revenues) in 2Q2004:

- provision of local telephone calls (connections);

provision of domestic long-distance and international connections (calls) (direct dialing or operator assisted).

Operating revenues breakdown in 2Q2004, %

	Line of business	Share of revenues in 2Q2004, %
1	Domestic long-distance (and international) telephone service	39.28
2	Document transmission	1.54
3	Local telephone service (urban telephone service, rural telephone service).	41.11
4	Payphone calls	1.17
5	Wireline broadcasting	2.88
6	Radio-communications, broadcasting, TV and satellite communications	0.15
7	Mobile communications	1.37
8	"New services"	3.36
9	Interconnection and carrying traffic.	9.13

Growth rates of revenues from telecommunications services in 2Q2004, %

	Line of business	Growth rates (2Q2004 over 1Q2004)
1	Domestic long-distance (and international) telephone service	100.34
2	Document transmission	94.83
3	Local telephone service (urban telephone service, rural telephone service).	101.72
4	Payphone calls	98.59
5	Wireline broadcasting	127.67
6	Radio-communications, broadcasting, TV and satellite communications	106.51
7	Mobile communications	98.27
8	"New services"	109.66
9	Interconnection and carrying traffic.	110.75

Causes of changes in 2Q2004 as compared to 1Q2004 are as follows:

- items 2; 7 – decline in the volume of services rendered;
- item 4 – lesser payphone penetration;
- item 5 – increase of tariffs for wireline broadcasting;
- items 1; 3; 6; 7; 8; 9 – growing volume of services rendered.

Seasonal variations in provision of telecom services are clear in growing number of long-distance telephone calls and transmitted telegrams, and less telephone calls with per minute billing.

3.2.3 Principal types of products (services, works)

Description	2Q2004			
	Volume of service rendered	Sales of the service, RUR in thousands	% of the total revenues	Average income rate, RUR
1	2	3	4	5
Local telephone calls, number of calls	6,026,666	1,794,719	30.5	298
Domestic long-distance and international telephone calls, thous. minutes of use	725 855	2,316,147	39.3	3.2

Tariffs charged for local telephone calls and provision of domestic long-distance and international telephone calls, and provision of access and transmission of telegrams were not changed in 2Q2004 as compared to 1Q2004.

Sales channels for key telecommunications services in 2Q2004

Business	Sales channel
Telephone communications	direct sales
Document transmission	direct sales
Transmission (broadcasting) and distribution of TV programs	direct sales
Transmission (broadcasting) and distribution of sound programs	direct sales
Other telecommunications business	direct sales

CenterTelecom costs breakdown in 2Q2004, %

Works and services of production nature provided by third parties, %	2,0
Fuel, %	1,3
Energy supply, %	2,2
Payroll expenses, %	31.6
Interest payments on credit facilities, %	-
Rent and lease payments, %	2.5
Allocations to social needs, %	10.6
Fixed assets depreciation, %	12.9
Taxes included in the production costs	1.0
Other costs (specify which)	25.1
intangible assets amortization;	0
% of remuneration for improvements;	0
mandatory insurance payments, %;	-0.1
entertainment accounts, %	0.2
other, %	99.9
Total: production and sales costs of products (services, works), %	100
Revenues from sales of products (services, works), %	100

In 2004 the Company embarked on aggressive deployment of Call Centers, to be used as a platform for provision of advanced services like telemarketing, HelpDesk, phone card support platform, outsourcing. In future Call Center functionality will be expanded to full-featured Contact Centers to ensure additional competitive advantages.

Current state of development/implementation of such product types (works, services):

At the moment it is already determined in which regions of the CFD Call Centers will be established.

The main Call Center (50 operator positions) – based on Moscow subsidiary of JSC CenterTelecom (2004).

1st implementation stage (2004)

- Kaluzhski (30 operator positions)
- Yaroslavski (30 operator positions)

2nd implementation stage (late 2004 – 2005)

- Voronezhski (30 operator positions
- Tulski (20 operator positions)
- Belgorodski (20 operator positions)
- Vladimirski (20 operator positions).
- Integration of all regional Call Centers into a single network structure based on the Main Call Center at Moscow subsidiary of JSC CenterTelecom.

The following milestones for implementing Call Centers have been successfully reached:

- Gathering initial data for the project of network distributed Call Center;
    - Research and studies to identify most attractive subsidiaries for implementing Call Centers
- Drafting requirements to be met by the equipment supplier and software vendor for implementing the network Call Center;
- Selection of the equipment supplier and software vendor for implementing the network Call Center based on the tender results;
- Signing of a contract for supply of the Call Center equipment and software.

3.2.4 Suppliers of the issuer accounting for at least 10% of all supplies of tangible materials, and their shares in the total value of supplies.

The Issuer's suppliers accounting for over 10 per cent of all supplies of tangible items, specifying their respective shares in the total value of supplies for 5 last completed financial years, and for the last reporting quarter before approval of the Prospectus of securities issue:

Full corporate name of the supplier	Share in the total supplies
	1H2004
Technoserv A/S Limited Liability Company	50.04 %
Private Joint-Stock Company Open Technologies 98	8.07 %
Private Joint-Stock Company DataTel	15.48%

The import portion in the supplies to the Issuer: ***Import supplies will account for less than 10% of the total supplies to the Issuer.***

The issuer forecast of availability of these supply sources in future:

Full corporate name of the supplier	Share in the total supplies
Technoserv A/S Limited Liability Company	58%
Private Joint-Stock Company Open Technologies 98	7%
Private Joint-Stock Company DataTel	20%

Possible alternative sources:

There are no local equivalents on the Russian telecommunications market of digital switching equipment and synchronous digital hierarchy (SDH) transmission systems.

3.2.5 Markets for sales of the issuer's products (works, services)

Customers accounting for over 10% of the total revenues generated by provision of telecommunications services are the residential sectors and organizations not-funded by respective budgets. Besides these customers the Company renders its services to various budget funded organizations though their share in the total revenues in 2Q2004 did not exceed 10%.

The revenue break down across the customer types in 2Q2004 remained virtually the same as in 1Q2004.

Period	Revenues from provision of telecom services RUR in thousands	Customer type	
		Residential sector	Organizations not funded from relevant budgets
1Q2004	**5,742,618**	**3,484,465**	**1,821,548**
%	*100.0*	*60.7*	*31.7*
2Q2004	**5,889,906**	**3,609,352**	**1,850,434**
%	*100.0*	*61.3*	*31.4*

Customers of services offered by JSC CenterTelecom are legal entities and individuals (residential sector) in the territory of the Central Federal District (CFD).

As at the reporting quarter start the break down of the subscriber base was as follows:

- residential sector – 87%
- budget funded organizations – 5%
- businesses – 8%

It should be noted that traditionally businesses were the most profitable market segment.

As on April 1, 2004 residential sector accounts for the largest portion of revenues (61%). Businesses, accounting for only 9% of the customer base, bring some 32% of the total revenues. Budget funded organizations account for meager 7% of the revenues.

Negative factors that are likely to adversely affect sales of the issuer's services.

- economy downturn
- decline in solvency of major customers
- stiffer competition of alternative operators.

In such a case the Company will take the following measures:

1. Completion of the build-out of multiservice networks (MSNs) enabling a significant expansion of the range of offered services with simultaneous improvement of quality of service.
2. Implementation of packaged services based on modern multiservice networks
3. Increasing the activated switching capacity and raising the number of subscribers.
4. Utilizing open code software products to enable the workflow and technology processes (particular to ensure functioning of switching equipment).
5. Making use of leasing for expanding the output.
6. Provision of substitute services (In particular, there is a surge observed in proliferation of IP-telephony, that under certain changes in market situation may become a substitute for long-distance service). Migration to packet switching from circuit switching for long-distance service.

Macroeconomic overview of the regions where JSC CenterTelecom is doing business.

The Central Federal District where the Company's interests are focused includes 17 regions with a population of about 20% of Russia's population. Experts estimate the share of CFD (excluding Moscow) in Russia's gross output at 12.8% - in line with fairly high contribution as compared to other Russia's federal districts. In terms of the population living standards the CFD is ranked fourth, while it is only seventh by per capita income among the federal districts. Development level in the regions varies greatly. In the CFD there are fairly well-developed regions, like the Moscow, Yaroslavl, Belgorod region, and rather poorly developed areas like Kostroma, Ivanovo, Orel regions.

Over the past recent years there has been obvious redistribution of revenues from various services in favor of non-traditional services mainly to benefit mobile communications. The CFD is not an exception. Starting from 1999 the share of fixed telephony services in the revenue breakdown has fallen from 87% down to 66% in favor of non-traditional services evolving owing to new communications technology.

Revenues generated by telecommunications show a positive growing trend. Average annual growth rates of income from core operations of telecommunications companies were 140% (some RUR40 billion per year) (source: Goscomstat of RF).

Regions	Current situation (2002)			Forecast for 2006		
	Gross regional product, billion rubles	Population, thousand people	Income of the population, thousand rubles per month	Gross regional product, billion rubles	Population, thousand people	Income of population, thousand rubles per month
Belgorod region	85.3	1,512.4	3,138.9	157.4	1,527.8	12,883.6
Bryansk region	36.5	1,378.9	2,469.8	63.0	1,320.2	9,988.5
Vladimir region	63.3	1,524.9	2,285.7	113.5	1,456.5	8,366.3
Voronezh region	107.1	2,379.0	2,779.3	197.6	2,298.9	9,516.1
Ivanovo region	22.1	1,148.9	1,777.9	37.8	1,087.2	5,962.7
Kaluga region	47.4	1,040.9	2,311.1	87.4	1,001.9	7,435.7
Kostroma region	26.9	737.5	2,794.9	46.0	703.0	12,157.0
Kursk region	48.2	1,235.6	2,762.3	83.2	1,173.3	11,317.7
Lipetsk region	94.2	1,213.4	3,477.7	178.7	1,188.6	15,585.1
Moscow region	424.8	6,627.0	3,850.4	761.9	6,606.0	15,403.6
Orel region	59.5	860.6	2,692.0	115.0	830.9	9,868.7
Ryazan region	58.5	1,228.0	2,641.0	104.9	1,168.98	11,039.4
Smolensk region	35.6	1,050.5	3,471.5	60.9	983.7	15,941.4
Tambov region	58.3	1,179.6	3,080.1	112.7	1,109.48	14,276.9
Tver region	66.4	1,472.6	2,334.3	118.0	1,375.6	8,867.7
Tula region	85.3	1,675.7	2,943.6	157.4	1,587.1	11,891.8
Yaroslavl region	71.3	1,367.7	3,762.4	126.7	1,316.2	16,989.6
Total/average	1390.4*	27,633.2	2,857.2	2,522.1*	26,735.4	11,617.2

The district development follows the general Russian scenario anticipating moderate growth.

In 2002 the gross regional product in the CFD grew 2.5 times as compared to 1999, while average monthly salary grew by 2.4 times. Industrial output, retail sales and housing construction also grew modestly.

Russia's GDP in 2002 totaled RUR10,863.4 billion (Source: Goscomstat of Russia). The GDP estimate for 2006 is at RUR20,804.6 billion; given the inflation rates forecast according to the Ministry of Economic Development would amount to some USD500 billion.

The Russian Rouble continues to be appreciated: at the end of 2001 the ruble purchasing power stayed at around 80 per cent of the 1995 level. Compounded ruble appreciation over the period 2002-2006 will be about 18 per cent.

General economic and demographic indicators across the regions of the Central Federal District (current situation in 2002 and forecast for 2006)

* Data on general regional product of the CFD excluding Moscow (Source: Goscomstat of the RF)

Gross regional product of the CFD excluding Moscow in 2002 was RUR1,390.4 billion. It is expected to reach RUR2,522.1 billion in 2006 with the GRP growth rates of 30 per cent (taking into account the projected inflation rates according to the Ministry of Economic Development).

The Ministry of Economic Development predicted the GDP growth rates of 5 per cent annually during 2002 – 2010, thus resulting in GRP growth of 70-80 per cent by 2010 over the 1999 level. In some years the growth rates may even reach 8-10 per cent; and in the latter case the GRP may exceed the forecast by 2010.

Summing up, the general economic situation in the territory of the Central Federal District is conducive to development and in keeping with Russia's general economic growth trends.

3.2.6 Policies of using current assets and inventories

Ratio	Calculation following guidelines recommended by FCSM of Russia	1H2004
Turnover ratio (days)	365/Costs/Year average inventories	18.91

The issuer's current assets policies are aimed basically at reducing accounts receivable and inventories, and accelerating the current assets turnover in days.

3.2.7 Raw materials

As JSC CenterTelecom core business is provision of telecommunication services, there are no "raw materials" used in the process.

3.2.8 Major competition

Currently CenterTelecom is doing business in the territory of the Central Federal District in 17 regions (Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula and Yaroslavl regions).

Market share of CenterTelecom regional subsidiaries in the telecom service market of the CFD at the 2003 start was 63% (including local cellular operators, but excluding revenues of BeeLine and MTS).

Main competitors of CenterTelecom are **national carriers**. Their combined market share depending on the service type and the region is varying from 1 to 18%. Comincom company is successfully promoting its services in the Black-Soil area, while JSC Central Telegraph is gaining ground in the market of the Moscow region.

Private network operators are no less threatening. Their share is significant in the long-distance market and Internet access, while in the local telephony market their exposure is fairly limited. These operators aggressively penetrate most lucrative market segments. TransTelecom pursues particularly active policy.

As far as the cellular companies are concerned they are searching for entries to other market segments, for instance, Internet access.

Local operators themselves are not competitors of the MegaRegional Company JSC CenterTelecom (henceforth MRC), as their operation areas are limited, though they are prospective partners for national and private network operators, and often present serious competition to regional subsidiaries of JSC CenterTelecom on strategically important markets. IP-operators should be noted specifically, as they offer serious competition on the long-distance and IP access markets.

It should be noted that CenterTelecom's strategic plans envisage changing terms and conditions of interconnection with these carriers to use local operators as channels for promotion of CenterTelecom's services (if the ownership structure of local operators does not ensure control of national operators over them).

Despite active pushing of competitors of CenterTelecom to regional markets CenterTelecom continues to gather substantial infrastructural and financial capacity while for majority of alternative operators this is impossible to do.

One of **the threatening trends** for JSC CenterTelecom in the telecom market of the CFD is over-saturation of the Moscow market and predicted by analysts shifting of telecom activities into regions, resulting in tougher competition.

Market shares, captured in the issuer's opinion, by the issuer itself and its major competitors:

Company	*Market share in 2002, %*	*Market share in 2003, %*
JSC CenterTelecom	*73%*	*63%*
Equant	*1%*	*1.2%*
Golden Telecom	*3%*	*3.6%*
Transtelecom	*1.4%*	*2.4%*
Comincom	*0.2%*	*0.4%*

Source: CominfoConsulting

As JSC CenterTelecom was set up as a unified company in 2002, the information is shown starting from 2002.

Competitive strengths of the Issuer:

- *extensive infrastructure*
- *high quality of service despite growing subscriber base.*

The extent to which, in the issuer's opinion, the competitive strengths affects the competitiveness of its products (works, services):

- *Extensive infrastructure enables offering of a full range of services, including those using advanced technology solutions, thus improving competitiveness of the Company;*
- *High quality of service ensures strong positive image of the Company and attracts new customers.*

3.2.9 Licenses granted to the issuer

Register of Licenses
Licensees issued by the Ministry of the Russian Federation for Communications and Information

#	License title (terms and conditions of activities)	License Number	Date of the license registration in the Unified Register of Telecommunications Licenses	Valid till	Coverage area
1.	Provision of local and intra tariff band telephone service	# 24064	24.10.2002	24.10.2012	Central Federal District
2.	Provision of international and domestic long-distance telephone services	# 23250	14.11.2002	14.11.2007	Central Federal District
3.	Lease of communications channels:	# 23247	14.11.2002	14.11.2007	Central Federal District
4.	Data services-	# 23248	14.11.2002	14.11.2007	Central Federal District
5.	Provision of telematic services	# 23249	14.11.2002	14.11.2007	Central Federal District
6.	Provision of telegraph services	# 24065	14.11.2002	14.11.2007	Central Federal District
7.	Broadcasting of sound programs on wireline network	# 24339	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions.
8.	Wireline sound program broadcasting: - broadcasting of sound programs on wireline network	#25058	07.02.2003	07.02.2008	Vostochny community, Severnoe, Nekrasovka, township of Kosino of the metropolitan Moscow
Provision of cellular communications services					
9.	Provision of cellular telephone service in 450 MHz	# 24066	14.11.2002	14.11.2005	Ivanovo region
10.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 30244	30.12.2003	30.12.2013	Ivanovo region
11.	Provision of cellular telephone service in 450 MHz band	# 24067	14.11.2002	14.11.2005	Kostroma region

12.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 30245	30.12.2003	30.12.2013	Kostroma region
13.	Provision of cellular telephone service in 900 MHz band	# 24069	14.11.2002	01.03.2006	Tambov region
14.	Provision of cellular telephone service in 800 MHz band:	# 24070	28.11.2002	28.10.2005	Tula region
15.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 24068	14.11.2002	14.11.2005	Yaroslavl region
16.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 30246	30.12.2003	30.12.2013	Yaroslavl region
	Personal paging services				
17.	Personal radio paging	# 23251	14.11.2002	14.11.2005	Ivanovo region
18.	Personal radio paging	# 23252	14.11.2002	14.11.2005	Yaroslavl region
	Mobile radio communications services				
19.	Mobile radio telephone service	# 24325	14.11.2002	14.11.2007	Belgorod region
20.	Mobile radio telephone service	# 24326	14.11.2002	14.11.2007	Vladimir region
21.	Mobile radio telephone service	# 24327	14.11.2002	14.11.2007	Voronezh region
22.	Mobile radio telephone service	# 24328	14.11.2002	14.11.2007	Ivanovo region
23.	Provision of radio telephone communications services	# 24695	30.12.2002	30.12.2007	Ivanovo region
24.	Mobile radio telephone service	# 24329	14.11.2002	14.11.2007	Kaluga region
25.	Mobile radio telephone service	# 24330	14.11.2002	14.11.2007	Kursk region
26.	Mobile radio telephone service	# 24331	14.11.2002	14.11.2007	Lipetsk region
27.	Mobile radio telephone service	# 24332	14.11.2002	14.11.2007	Moscow region
28.	Mobile radio telephone service	# 14297	09.03.2000	09.03.2005	Moscow region, Stupino area
29.	Mobile radio telephone service	# 24333	14.11.2002	14.11.2007	Orel region
30.	Mobile radio telephone service	# 24334	14.11.2002	14.11.2007	Ryazan region
31.	Mobile radio telephone service:	# 24335	14.11.2002	14.11.2007	Smolensk region
32.	Mobile radio telephone service	# 24336	14.11.2002	14.11.2007	Tver region

33.	Mobile radio telephone service	# 24337	14.11.2002	14.11.2007	Tula region
34.	Mobile radio telephone service	# 24338	14.11.2002	14.11.2007	Yaroslavl region
TV and radio program broadcasting					
35.	On-air broadcasting of sound programs	# 16541	17.10.2000	17.10.2005	Vladimir region
36.	On-air broadcasting of sound programs	# 23262	01.08.2002	01.08.2005	Voronezh region
37.	On-air broadcasting of sound programs	# 21497	14.03.2002	14.03.2005	Ivanovo region
38.	Broadcasting of sound and TV programs on cable TV networks	# 23533	29.08.2002	29.08.2007	Ivanovo city
39.	TV program broadcasting on Cable TV network	# 27631	18.08.2003	20.08.2006	Vorotynsk community, Babyninski area, Kaluga region
40.	On-air broadcasting of sound programs	# 17394	15.02.2001	15.02.2006	Kaluga region
41.	On-air broadcasting of TV programs	# 28681	31.10.2003	27.08.2008	Kaluga region
42.	On-air broadcasting of TV programs	# 13402	30.11.99	30.11.2004	Kostroma region
43.	TV and sound program broadcasting on a Cable TV network	# 28953	12.11.2003	12.11.2006	Kostroma region
44.	On-air broadcasting of TV programs	# 14429	09.03.2000	09.03.2005	Schigry community, Kursk region
45.	On-air broadcasting of sound programs	# 23557	29.08.2002	29.08.2007	Kursk region
46.	TV program broadcasting on Cable TV network	# 11786	19.03.1999	19.03.2004	Kursk city
47.	On-air broadcasting of sound programs	# 23543	29.08.2002	29.08.2007	Lipetsk region
48.	On-air broadcasting of TV programs	# 23924	04.10.2002	04.10.2007	Towns of Serpukhov, Chekhov of the Moscow region
49.	On-air broadcasting of TV programs	# 20413	10.12.2001	10.12.2006	Towns of Istra, Orekhovo-Zuevo of the Moscow region
50.	On-air broadcasting of sound programs	# 15423	09.06.2000	09.06.2005	the Moscow region
51.	Provision of TV and sound program broadcasting on a Cable TV network	# 28932	12.11.2003	12.11.2006	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region

52.	On-air broadcasting of sound programs	# 18299	18.05.2001	18.05.2006	Tambov region
53.	On-air broadcasting of sound programs	# 14884	07.04.2000	07.04.2005	Tver region
54.	On-air broadcasting of sound programs	# 26670	05.06.2003	05.02.2008	Yaroslavl city and adjacent communities of the Yaroslavl region

Licenses issued by the Ministry of the Russian Federation for Publishing, TV and radio broadcasting and mass media.

#	*License title*	*License number*	*Media entity*	*Mass media type*	*Date of issue*	*Valid till*	*License coverage area*
1.	***TV program broadcasting***	# 7585	Novokhoperskie Zori	On-air sound program broadcasting	27.08.2003	30.11.2005	*The Voronezh region (Yelan'-Koleno and neighboring communities, Novokhopersk and neighboring communities)*
2.	***TV broadcasting***	# 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	*Ternovka community, Voronezh region*
3.	***Sound program broadcasting***	# 7509	Iva-Radio	On-air sound program broadcasting	24.07.2003	08.04.2004	*Ivanovo region (towns of Vychuga, Furmanov, Shuya, Yuzha and their neighboring communities)*
4.	***Sound program broadcasting***	# 7508	Iva-Radio	Wireline sound program broadcasting	24.07.2003	24.07.2008	*Ivanovo city, Ivanovo region*
5.	***TV broadcasting***	# 7655	Cable TV network of Ivanovo region	Cable TV	23.10.2003	23.10.2008	*Ivanovo city*
6.	***TV broadcasting***	# 7586	Kaluzhskaya Soil	On-air TV	27.08.2003	27.08.2008	*Town of Lyudinovo, Kaluga region neighboring communities)*
7.	***Sound program broadcasting***	# 7339	Radio Elex	Wireline sound program broadcasting	28.05.2003	11.11.2004	*Kaluga city*
8.	***Sound program broadcasting***	# 7220	Kursk-Channel-Melodia	Wireline sound program broadcasting	24.04.2003	14.02.2006	*Kursk city, Kaluga region*
9.	***TV broadcasting***	# 7466	Cable TV Kurskelektrosvyaz	Cable TV	08.07.2003	11.07.2005	*Kursk city*
10.	***Radio broadcasting***	# 7738	LipetskinformRadio	Wireline radio	20.09.2003	20.09.2008	*Lipetsk city and the Lipetsk region*

11.	***Radio broadcasting***	*# 8094*	Informsvyaz	On-air sound broadcast	23.01.2004	23.01.2009	*Communities: Volovo, town of Dankov, Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of the Lipetsk region*
12.	***Sound program broadcasting***	# 7265	Priokskie Zori	Wireline sound program broadcasting	12.05.2003	01.06.2005	*Ryazan city*
13.	***Sound program broadcasting***	# 7192	Radio Chance	On-air sound program broadcasting	18.04.2003	16.07.2007	*Yaroslavl city and neighboring communities (transmitter located in Dubki)*
14.	***Sound program broadcasting***	# 7246	Radio Chance	Wireline sound program broadcasting	05.05.2003	24.10.2007	*Yaroslavl city*
15.	***TV program broadcasting***	# 7195	The Third Planet	Cable TV	18.04.2003	07.05.2006	*Yaroslavl city*

Licenses for non-core activities

#	License title	License number	Date of license registration	Valid till	License coverage area	License issuing authorities
1.	*Construction of building of I and II level of responsibility pursuant to the government standards*	*GS-1-99-02-27-0-5000000970-003321-1*	*05.12.2002*	*05.12.2007*	*Russian Federation*	*Gosstroy of Russia (Construction regulation agency)*
2.	*Design and of buildings and facilities of I and II level of responsibility pursuant to the government standards*	*GS-1-99-02026-0-5000000970-003320-1*	*05.12.2002*	*05.12.2007*	*Russian Federation*	*Gosstroy of Russia (Construction regulation agency)*
3.	*Surveying*	*MOG – 01056*	*21.11.2002*	*21.11.2007*	*Kursk and Tambov regions*	*Federal Agency for Geodesics and Mapping*
4.	*Mapping (map drawing)*	*MOG – 01057*	*21.11.2002*	*21.11.2007*	*Kursk and Tambov regions*	*Federal Agency for Geodesics and Mapping*
5.	*Medical care*	*0824*	*03.02.2003*	*03.02.2008*	*Kursk region*	*Public Health Committee of Kursk region*
6.	*Medical care*	*0211/00841*	*20.12.2003*	*20.12.2008*	*Tula region*	*Public Health Department of Tula region*
7.	*Medical care*	*721*	*18.11.2002*	*26.04.2008*	*Yaroslavl region*	*Public Health and Pharmacy Department of Yaroslavl region Administration*
8.	*Education activities under education programs*	*# 54276*	*11.08.2003*	*12.08.2006*	*Moscow region*	*Ministry of Education of Moscow region*
9.	*Education*	*76242502/l 508*	*17.12.2002*	*15.08.2007*	*Yaroslavl region*	*Education Department of*

						Yaroslavl region Administration on behalf of Yaroslavl region Administration
10.	Fire alarm and extinguishing	# 1 /00818	21.02.2003	21.02.2008	Russian Federation	Ministry of the Russian Federation for Civil Defense, Emergencies, coping with natural disasters Fire fighting department
11.	Installation, repair, and maintenance of fire fighting equipment and tools for building and facilities	# 2/ 01455	21.02.2003	21.02.2008	Russian Federation	Ministry of the Russian Federation for Civil Defense, Emergencies, coping with natural disasters Fire fighting department
12.	Operation of electric power grids	50007938	28.04.2003	27.04.2008	Russian Federation	Ministry of Power Industries of the Russian Federation
13.	Retail sales of alcoholic liquor	BRN AR 06009	23.12.2002	23.12.2005	Bryansk region	Licensing Committee of Bryansk region
14.	Repair of measurement devices	# 001500-R	03.03.2004	03.03.2009	Russian Federation	State Committee of RF for Standardization and Metrology
15.	Operation and maintenance of explosion-hazard production facilities	# 00-EK-002491 (C)	25.03.2004	25.03.2009	Russian Federation	Federal industrial and mining supervisory body of Russia
16.	Geologic exploration and site production of field fresh water for drinking and other purposes at recuperation and rest facilities.	172/KOS 53172 VE	14.07.2003	01.01.2020	Plot of land and underground near Gomonikha village in Krasnosel'ski area of the Kostroma region	Office for Kostroma region of the Ministry of Natural Resources of the RF
17.	Maintenance of cipher (cryptographic) machines	#1297 X	13.05.2004	13.05.2009	1. Subsidiaries of JSC CenterTelecom 2. Tamboskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom	Licensing, certification and state secret protection center of the Federal Security Service (FSB)
18.	Distribution of cipher (cryptographic) machines	# 1298 R	13.05.2004	13.05.2009	1. Subsidiaries of JSC CenterTelecom 2. Tamboskaya Elektrosvyaz – a subsidiary of JSC	Licensing, certification and state secret protection center of the Federal Security Service (FSB)

					CenterTelecom	
19.	*Provision of services for information ciphering*	*#1299 U*	*13.05.2004*	*13.05.2009*	*1. Subsidiaries of JSC CenterTelecom 2. Tamboskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom*	*Licensing, certification and state secret protection center of the Federal Security Service (FSB)*
20.	*Activities on technical protection of confidential information*	*#0210*	*11.05.2004*	*11.05.2009*	*Subsidiaries of JSC CenterTelecom*	*State Technical Commission with the President office*
21.	*Activities related to handling information containing state secrets*	*№ 5500*	*16.12.2003*	*16.12.2008*	*6 Degtiarny Per., build. 2, GSP-3, Moscow, Russia*	*Local office for Moscow city and Moscow region of the Federal Security Service*
22.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/1*	*28.01.2004*	*16.12.2008*	*22 Komsomolskaya Street, Yaroslavl*	*Local office for Moscow city and Moscow region of the Federal Security Service*
23.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/2*	*28.01.2004*	*16.12.2008*	*38 Teatralnaya Street, Kaluga*	*Local office for Moscow city and Moscow region of the Federal Security Service*
24.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/3*	*28.01.2004*	*16.12.2008*	*33 Lenina Prospekt, Tula*	*Local office for Moscow city and Moscow region of the Federal Security Service*
25.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/4*	*28.01.2004*	*16.12.2008*	*9 Karl Marx Square, Bryansk*	*Local office for Moscow city and Moscow region of the Federal Security Service*
26.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/5*	*28.01.2004*	*16.12.2008*	*1b Mira Street, Pochep, Bryansk region*	*Local office for Moscow city and Moscow region of the Federal Security Service*
27.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/6*	*28.01.2004*	*16.12.2008*	*14 Sevskaya Street, Trubchevsk, Bryansk region*	*Local office for Moscow city and Moscow region of the Federal Security Service*
28.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/7*	*28.01.2004*	*16.12.2008*	*35 Revolution pr., Voronezh*	*Local office for Moscow city and Moscow region of the Federal Security Service*
29.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/8*	*28.01.2004*	*16.12.2008*	*19 Sovetskaya Street, Anna town, Voronezh region*	*Local office for Moscow city and Moscow region of the Federal Security Service*

30.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/9*	*28.01.2004*	*16.12.2008*	*23 Lenina Street, Liski, Voronezh region*	*Local office for Moscow city and Moscow region of the Federal Security Service*
31.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/10*	*28.01.2004*	*16.12.2008*	*6 Oktyabrskoy Revolution Street, Smolensk*	*Local office for Moscow city and Moscow region of the Federal Security Service*
32	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/11*	*28.01.2004*	*16.12.2008*	*township, Yartsevo, Smolensk region*	*Local office for Moscow city and Moscow region of the Federal Security Service*
33.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/12*	*28.01.2004*	*16.12.2008*	*8 Krasnaya Square, Kursk*	*Local office for Moscow city and Moscow region of the Federal Security Service*
34.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/13*	*28.01.2004*	*16.12.2008*	*17 Karl Marx Street, Fatezh, Kursk region*	*Local office for Moscow city and Moscow region of the Federal Security Service*
35.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/14*	*28.01.2004*	*16.12.2008*	*28 Astrakhanskaya Street, Tambov*	*Local office for Moscow city and Moscow region of the Federal Security Service*
36.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/15*	*28.01.2004*	*16.12.2008*	*6 Kotovskogo Street, Sosnovka, Tambov region*	*Local office for Moscow city and Moscow region of the Federal Security Service*
37.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/16*	*28.01.2004*	*16.12.2008*	*42 Gorkogo Street, Vladimir*	*Local office for Moscow city and Moscow region of the Federal Security Service*
38.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/17*	*28.01.2004*	*16.12.2008*	*29 Narodnogo Opolchenia Street, building 2, Moscow*	*Local office for Moscow city and Moscow region of the Federal Security Service*
39.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/18*	*28.01.2004*	*16.12.2008*	*6 Nekrasova Street, Zvenigorod, Moscow region*	*Local office for Moscow city and Moscow region of the Federal Security Service*
40.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/19*	*28.01.2004*	*16.12.2008*	*69 Karl Marx Street, Egoryevsk, Moscow region*	*Local office for Moscow city and Moscow region of the Federal Security Service*
41.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/20*	*14.04.2004*	*16.12.2008*	*43 Lenina Street, Orel*	*Local office for Moscow city and Moscow region of the Federal Security Service*

42.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/21*	*14.04.2004*	*16.12.2008*	*30 25 Oktyabrya Street, Kromy, Orel region*	*Local office for Moscow city and Moscow region of the Federal Security Service*
43.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/22*	*12.05.2004*	*16.12.2008*	*43 Schedrina Street, Ryazan*	*Local office for Moscow city and Moscow region of the Federal Security Service*
44.	*Activities related to handling information containing state secrets (original copy)*	*№ 5500/23*	*12.05.2004*	*16.12.2008*	*7 Gagarina Street, Starozhilovo, Ryazan region*	*Local office for Moscow city and Moscow region of the Federal Security Service*
45.	*Performing measures and/or provision of services for protection of state secrets*	*№ 5501*	*16.12.2003*	*16.12.2008*	*6 Degtyarny Pereulok, Building 3, Moscow*	*Local office for Moscow city and Moscow region of the Federal Security Service*
46.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/1*	*16.12.2003*	*16.12.2008*	*38 Teatralnaya Street, Kaluga*	*Local office for Moscow city and Moscow region of the Federal Security Service*
47.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/2*	*16.12.2003*	*16.12.2008*	*35 Revolution pr., Voronezh*	*Local office for Moscow city and Moscow region of the Federal Security Service*
48.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/3*	*04.03.2004*	*16.12.2008*	*6 Oktyabrskoy Revolution Street, Smolensk*	*Local office for Moscow city and Moscow region of the Federal Security Service*
49.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/4*	*04.03.2004*	*16.12.2008*	*38 Teatralnaya Street, Kaluga*	*Local office for Moscow city and Moscow region of the Federal Security Service*
50.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/5*	*14.04.2004*	*16.12.2008*	*43 Lenina Street, Orel*	*Local office for Moscow city and Moscow region of the Federal Security Service*
51.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/6*	*14.04.2004*	*16.12.2008*	*8 Krasnaya Square, Kursk*	*Local office for Moscow city and Moscow region of the Federal Security Service*
52.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/7*	*22.04.2004*	*16.12.2008*	*2v Astrakhanskaya Street, Tambov*	*Local office for Moscow city and Moscow region of the Federal Security Service*
53.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/8*	*22.04.2004*	*16.12.2008*	*33 Lenina Prospekt, Tula*	*Local office for Moscow city and Moscow region of the Federal Security Service*

54.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*№ 5501/9*	*12.05.2004*	*16.12.2008*	*43 Schedrina Street, Ryazan*	*Local office for Moscow city and Moscow region of the Federal Security Service*
55.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 M*	*05.05.2004*	*16.12.2008*	*JSC CenterTelecom*	*Licensing, certification and state secret protection center of the FSB of Russia*
56.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /1 M*	*05.05.2004*	*16.12.2008*	*3 Revolution Square, Belgorod*	*Licensing, certification and state secret protection center of the FSB of Russia*
57.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /2 M*	*05.05.2004*	*16.12.2008*	*9 Karl Marx Square, Bryansk*	*Licensing, certification and state secret protection center of the FSB of Russia*
58.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /3 M*	*05.05.2004*	*16.12.2008*	*42 Gorkogo Street, Vladimir*	*Licensing, certification and state secret protection center of the FSB of Russia*
59.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /4 M*	*05.05.2004*	*16.12.2008*	*35 Revolution Prospekt, Voronezh*	*Licensing, certification and state secret protection center of the FSB of Russia*
60.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /5 M*	*05.05.2004*	*16.12.2008*	*1 10th of August Street, Ivanovo*	*Licensing, certification and state secret protection center of the FSB of Russia*
61.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /6 M*	*05.05.2004*	*16.12.2008*	*38 Teatralnaya Street, Kaluga*	*Licensing, certification and state secret protection center of the FSB of Russia*
62.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /7 M*	*05.05.2004*	*16.12.2008*	*1 Podlipaeva Street, Kostroma*	*Licensing, certification and state secret protection center of the FSB of Russia*
63.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /8 M*	*05.05.2004*	*16.12.2008*	*8 Krasnaya Square, Kursk*	*Licensing, certification and state secret protection center of the FSB of Russia*
64.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /9 M*	*05.05.2004*	*16.12.2008*	*35a Tereshkovoy Street, Lipetsk*	*Licensing, certification and state secret protection center of the FSB of Russia*
65.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /10 M*	*05.05.2004*	*16.12.2008*	*23 Proletarskaya Street, Khimki, Moscow region*	*Licensing, certification and state secret protection center of the FSB of Russia*

66.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /11 M*	*05.05.2004*	*16.12.2008*	*43 Lenina Street, Orel*	*Licensing, certification and state secret protection center of the FSB of Russia*
67.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /12 M*	*05.05.2004*	*16.12.2008*	*43 Schedrina Street, Ryazan*	*Licensing, certification and state secret protection center of the FSB of Russia*
68.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /13 M*	*05.05.2004*	*16.12.2008*	*6 Ortyabrskoy Revolution Street, Smolensk*	*Licensing, certification and state secret protection center of the FSB of Russia*
69.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /14 M*	*05.05.2004*	*16.12.2008*	*2v Astrakhanskaya Street, Tambov*	*Licensing, certification and state secret protection center of the FSB of Russia*
70.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /15 M*	*05.05.2004*	*16.12.2008*	*24 Novotorzhskaya Street, Tver*	*Licensing, certification and state secret protection center of the FSB of Russia*
71.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /16 M*	*05.05.2004*	*16.12.2008*	*33 Lenina Prospekt, Tula*	*Licensing, certification and state secret protection center of the FSB of Russia*
72.	*Performing measures and/or provision of services for protection of state secrets (original copy)*	*#1246 /17 M*	*05.05.2004*	*16.12.2008*	*22 Komsomolskaya Street, Yaroslavl*	*Licensing, certification and state secret protection center of the FSB of Russia*

If a renewal is required the application for renewal shall be filed not later than 2 months and not earlier than 6 months before expiry of the license.
As a rule JSC CenterTelecom is able to secure license renewals.

3.2.10 Joint activities in partnership

No joint partnership activities

3.2.11 Additional requirements to be met by issuers for which telecom service provision is the core activities.

a) Licenses to render telecommunications services

Licenses issued by the Ministry of the Russian Federation for Telecommunications and Information

Licenses issued by the Ministry of the Russian Federation for Telecommunications and Information

#	License title	License number	Conditions of activities	Subscriber base	Date of issue	Valid till
1.	Provision of local and intra tariff band telephone service	# 24064	- local and intra tariff band public telephone service - telephone service using intelligent network features.	Total installed switching capacity at least 6,657,000 lines	24.10.2002	24.10.2012
2.	Provision of international and domestic long-distance telephone services (at public telephone offices and public pay phones).	# 23250	- local, domestic long-distance and international public telephone services at public telephone officers and using a network of payphones	Total installed capacity at 30,044 public payphones and 3,837 public telephone offices.	14.11.2002	14.11.2007
3.	Lease of telecommunications channels	# 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals.	Total number of provisioned voice-frequency channels, digital bearers including in network paths is 11,083	14.11.2002	14.11.2007
4.	Data services	# 23248	- public data network services	Installed switching capacity should ensure connection of at least 257,460 users by the expiry, at least 119,338 users must be connected by the end of 2003.	14.11.2002	14.11.2007
5.	Provision of telematic services	# 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	Installed switching capacity shall ensure connection of at least 502,115 users by the license expiry, including at least 270,156 users by the end of 2003. Throughput of voice by the license expiry date shall be at least 2,986 simultaneous calls and at least 970 calls by the end of 2003. Number of participants in a video-conference call shall be 603. Number of public studios for users by the license expiry at least 1,097 and at least 664 by the end of 2003	14.11.2002	14.11.2007

6.	Provision of telegraph services	# 24065	- telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)	Installed capacity of telegraph switching facilities should ensure meeting the demand for the telegraph services in the licensed territory.	14.11.2002	14.11.2007
7.	Provision of sound program broadcasting over a wireline network	# 24339	- broadcasting of sound program over a wireline network	-	14.11.2002	14.11.2007
8.	Provision of sound program broadcasting over a wireline network	#25058	- broadcasting of sound program over a wireline network	-	07.02.2003	07.02.2008
9.	Provision of cellular telephone service in 450 MHz band	# 24066	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2,000 lines and 10%, by the end of 2005: 3,000 lines and 60%.	14.11.2002	14.11.2005
10.	Provision of cellular telephone service in 450 MHz band using IMT-MC	#30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6,000 lines, by 2013 – 16,000 lines	30.12.2003	30.12.2013
11.	Provision of cellular telephone service in 450 MHz band	# 24067	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2,000 lines and 10%, by the end of 2005: 3,000 lines and 60%.	14.11.2002	14.11.2005
12.	Provision of cellular telephone service in 450 MHz band using IMT-MC	#30245	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6,000 lines, by 2013 – 16,000 lines	30.12.2003	30.12.2013
13.	Provision of cellular telephone service in 900 MHz band	# 24069	- cellular public telephone service using GSM standard in 900 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 80,000, 80% coverage.	14.11.2002	01.03.2006
14.	Provision of cellular telephone service in 800 MHz band	# 24070	- cellular public telephone service using GSM standard in 800 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 1,000, 100% coverage.	28.11.2002	01.10.2006
15.	Provision of cellular telephone service in 450 MHz band	# 24068	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 3,000 lines and 15%, by the end of 2005: 10,000 lines and 60%.	14.11.2002	14.11.2005
16.	Provision of cellular telephone service in 450 MHz band using IMT-MC	#30246	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6,000 lines, by 2013 – 16,000 lines	30.12.2003	30.12.2013
17.	Personal radio paging service	# 23251	- personal radio paging on public telecommunications network	Upper limit– 10,000, using the frequency of 159,6375 MHz.	14.11.2002	14.11.2005
18.	Personal radio paging service	# 23252	- personal radio paging on public telecommunications network	Upper limit– 20,000, using the frequency of 157,225 MHz, 165,000 MHz.	14.11.2002	14.11.2005
19.	Mobile radio telephone service	# 24325	- mobile radio telephone service on public telecommunications network	Upper limit of number of subscribers is 300 using 330 MHz band	14.11.2002	14.11.2007
20.	Mobile radio telephone service	# 24326	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 500, using 330 MHz band	14.11.2002	14.11.2007

21.	Mobile radio telephone service	# 24327	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 1,800, using 330 MHz band	14.11.2002	14.11.2007
22.	Mobile radio telephone service	# 24328	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 800, using 330 MHz band	14.11.2002	14.11.2007
23.	Provision of radio-telephone service	# 24695	- radio-telephone service over a public network	Installed capacity by 2007 end – at least 600 lines in 828-831 MHz and 873-876 MHz bands	30.12.2002	30.12.2007
24.	Mobile radio telephone service	# 24329	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 480, using 330 MHz band	14.11.2002	14.11.2007
25.	Mobile radio telephone service	# 24330	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
26.	Mobile radio telephone service	# 24331	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
27.	Mobile radio telephone service	# 24332	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 4000, using 330 MHz band	14.11.2002	14.11.2007
28.	Mobile radio telephone service	# 14297	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 150, of which 50 entitled to be connected to user corporate network.	09.03.2000	09.03.2005
29.	Mobile radio telephone service	# 24333	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 200, using 330 MHz band	14.11.2002	14.11.2007
30.	Mobile radio telephone service	# 24334	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
31.	Mobile radio telephone service	# 24335	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
32.	Mobile radio telephone service	# 24336	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 270, using 330 MHz band	14.11.2002	14.11.2007
33.	Mobile radio telephone service	# 24337	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 900, using 330 MHz band	14.11.2002	14.11.2007
34.	Mobile radio telephone service	# 24338	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
35.	On-air broadcasting of sound programs	# 16541	- on-air broadcasting of sound programs	Some 862.5 thousand listeners in the Vladimir region are able to receive radio broadcasting programs.	17.10.2000	17.10.2005
36.	On-air broadcasting of sound programs	# 23262	- on-air broadcasting of sound programs	Some 58.3 thousand listeners in the Vladimir region are able to receive radio broadcasting programs.	01.08.2002	01.08.2007
37.	On-air broadcasting of sound programs	# 21497	- on-air broadcasting of sound programs	Some 272.4 thousand listeners in the Ivanovo region are able to receive radio broadcasting programs.	14.03.2002	14.03.2007
38.	Broadcasting of sound and TV programs on cable TV networks	# 23533	- broadcasting of sound and TV programs on cable TV networks	Up to 10 thousand subscribers	29.08.2002	29.08.2007
39.	TV program broadcasting on Cable TV network	# 27631	- broadcasting of TV programs on cable TV networks	Up to 1.3 thousand subscribers	18.08.2003	20.08.2006
40.	On-air broadcasting of	# 17394	- on-air broadcasting of sound programs	Some 64 thousand listeners in the Kaluga region are	15.02.2001	15.02.2006

	sound programs			able to receive radio broadcasting programs		
41.	On-air broadcasting of TV programs	# 28681	- on-air broadcasting of TV and sound programs	Some 64.1 thousand viewers are able to receive TV broadcasting programs	31.10.2003	27.08.2008
42.	On-air broadcasting of TV programs	# 13402	- On-air broadcasting of TV and sound programs	Some 77.4 thousand viewers are able to receive TV broadcasting programs	30.11.99	30.11.2004
43.	On-air broadcasting of TV programs over cable TV network	№ 28953	- Provision of on-air broadcasting of TV programs over cable TV network	Up to 60,000 subscribers	12.11.2003	12.11.2006
44.	On-air broadcasting of TV programs	# 14429	- On-air broadcasting of TV programs	Some 22.4 thousand viewers are able to receive TV broadcasting programs in the Kursk region	09.03.2000	09.03.2005
45.	On-air broadcasting of sound programs	# 23557	- on-air broadcasting of sound programs	Some 90 thousand listeners in the Kursk region are able to receive radio broadcasting programs	29.08.2002	29.08.2007
46.	TV program broadcasting on Cable TV network	# 11786	- broadcasting of TV programs on a Cable TV network	Up to 30 thousand subscribers	19.03.1999	19.03.2004
47.	On-air broadcasting of sound programs	# 23543	- on-air broadcasting of sound programs	Some 744 thousand listeners in the Lipetsk region are able to receive radio broadcasting programs	29.08.2002	29.08.2007
48.	On-air broadcasting of TV programs	# 23924	- On-air broadcasting of TV programs	Service provision shall start from December 1, 2003	04.10.2002	04.10.2007
49.	On-air broadcasting of TV programs	# 20413	- On-air broadcasting of TV programs	Some 304.2 thousand viewers are able to receive TV broadcasting programs in the Moscow region	10.12.2001	10.12.2006
50.	On-air broadcasting of sound programs	# 15423	- on-air broadcasting of sound programs	Some 5,096.1 thousand listeners in the Moscow region are able to receive radio broadcasting programs	09.06.2000	09.06.2005
51.	On-air broadcasting of TV and sound programs over cable TV network	# 28932	- provision of on-air broadcasting of TV and sound programs over cable TV network	68,000 subscribers	12.11.2003	12.11.2006
52.	On-air broadcasting of sound programs	# 18299	- on-air broadcasting of sound programs	Some 381.8 thousand listeners in the Tambov region are able to receive radio broadcasting programs	18.05.2001	18.05.2006
53.	On-air broadcasting of sound programs	# 14884	- on-air broadcasting of sound programs	Some 88.8 thousand listeners in the Tver region are able to receive radio broadcasting programs	07.04.2000	07.04.2005
54.	On-air broadcasting of sound programs	# 26670	- on-air broadcasting of sound programs	Some 789.2 thousand listeners are able to receive radio broadcasting programs	05.06.2003	05.02.2008

Terms and conditions for a possibility of license renewals:

A possibility and conditions for renewal of these licenses are linked to license holder performance without gross violations, which is confirmed by regular checks performed by Gossvyaznadzor (Telecommunications Supervisory authorities).

Deadlines for meeting by the issuer of its obligations on creation of a subscriber base: *fulfilled according to the license validity conditions.*

Extent of meeting by the issuer of these obligations: *fulfilled according to the license requirements.*

Factors that might adversely affect fulfillment by the issuer of its license obligations: *circumstances beyond the reasonable control.*

Probability of occurrence of such negative factors: *not found*

b) Telecommunications networks

- **Local telecommunications**

JSC CenterTelecom is the principal operator in the telecom market of central Russia for provision of an access to the local telephone network.

JSC CenterTelecom is the largest among MultiRegional telecommunications companies created in 2002. The Company owns a well developed telecommunications infrastructure in the most densely populated area of Russia, accounting for 20% of Russia's total population.

The Company operates in 17 constituents entities of the Russian Federation.

JSC CenterTelecom provides a wide range of services, like POTS, Internet, data, on-air and Cable TV, wireline and UHF radio, lease of channels and other resources, etc. The Company also offers public network interconnection to other operators.

Installed switching capacity of JSC CenterTelecom telephone network as of April 1, 2004 according to current information is 6,613,348 subscriber lines.

Nowadays local telephone networks constitute a complex system with some 9,000 switches of different makes. Telecommunications network of JSC CenterTelecom is constantly improved and modernized. New digital exchanges and switching nodes are brought into service, digital links and microwave lines are built. Capacity of digital switches as of June 30, 2004 accounts for 44.3% of the total installed switching capacity. Installation of modern digital switches both locally made and from foreign vendors not only expands network switching capacity but also makes it possible to offer a wider range of services, including Internet, ISDN, data, etc. In 2Q2004 some 106?664 lines were installed and put into operation at telephone exchanges, of which 100,150 lines at urban switches, and 6,514 at switches in rural areas.

Urban telephone lines account for 85 % of the total PSTN capacity of JSC CenterTelecom, while capacity of rural networks makes up the rest (15%); evidencing a clear dominance of urban telephone networks in the overall structure of local telecommunications of the Company.

Cable and linear assets of the local networks of JSC CenterTelecom are installed and used for provision of services according to licenses. Total length of the cable links is 715,239 km, and the figure is constantly growing, of which some 4.992 thousand are fiber-optic links.

- **Long-distance telecommunications**

JSC CenterTelecom offers domestic long-distance and international telecommunication services based on agreements with Russia's leading long-distance carrier – OJSC Rostelecom.

Traffic between local telephone networks and trunk network of Rostelecom is routed via long-distance exchanges. At the moment JSC CenterTelecom owns 25 such switches. Both fiber-optic and microwave links are used for trunk links and distribution networks.

The total length of long-distance telephone channels is 37,536.8 thousand channel x km, of which 34,637.45 thousand channel x km are provisioned using digital transmission systems. The length of intra tariff band trunk transmission channels according to current data as of June 30, 2004 is 29,728.2 km, including 10,886.9 thousand channel x km of fiber-optic links laying a solid basis for provision of high-quality digital channels and trunk links. Only certified for compliance and meeting strict requirements fiber-optic cables are used.

Installed capacity of long-distance telephone switches is currently 116,115 ports (as of June 30, 2004) In 2Q2004 the capacity of the long-distance exchange in Vladimir was upgraded by 2,580 ports.

All local centers and key regional cities have an access to IDD telephone service. The Company bills its customers for long-distance services, collects payments in respect of the services rendered, and settles accounts with Rostelecom for carrying long-distance traffic.

SUMMARY
of radio frequencies allocated by bodies of the State radio-frequency service according to applicable law for provision of telecommunications services using radio-electronic means in the Central Federal District of the Russian Federation

In order to provide telecommunications services using means of radio-electronic communications the following frequency resources were allocated to JSC CenterTelecom:

1. To provide on-air TV and radio broadcasting (TV and sound program on-air broadcasting) in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk,

Moscow, Tambov, Tver, Yaroslavl regions – altogether 132 radio frequency assignments, executed in 42 permits granted by the Federal State Unitary Enterprise Main Radio Frequency Center and Ministry of Communications (the "permits").

2. To provide cellular radio-telephone services using NMT-450 standard in the territory of Ivanovo, Kostroma and Yaroslavl regions – altogether 440 frequency assignments, executed in 8 permits.
3. To provide cellular radio-telephone services in the territory of Tambov region:
   using GSM-900 – altogether 712 frequency assignments in 6 permits;
   using GSM-1800 standards – 36 frequency assignments in one permit.
4. To provide cellular radio-telephone services using AMPS/DAMPS standards in the territory of Tula – altogether 24 frequency assignments in one permit.
5. To provide mobile radio-telephone service using MRT 1327 (Altay) standard in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl regions – altogether 910 frequency assignments in 27 permits.
6. To provide personal radio-paging services in the territory of the Ivanovo and Yaroslavl regions – altogether 15 frequency assignments in two permits.
7. To provide local telephony services using wireless access systems in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tula regions – altogether 228 radio frequency assignments (radio channels) in 65 permits.

Additionally, 456 frequency assignments in 102 permits were secured for provisioning of transmission systems on local and trunk lines using microwave facilities.

3.4 Plans of future activities of the issuer

As far as the issuer's plans for the future are concerned, in respect of traditional activities particular attention will be paid to quality of service, reliability and higher transmission rates of data and telephony on long-distances. To this end multiservice and broadband networks will be increasingly deployed, fiber-optic links will be constructed both on local and intra-tariff band levels. Analog switches and transmission systems will be replaced by modern digital equipment, state-of-the-art multiplexing systems will be installed using existing copper cables. Based on the installed digital equipment and modern software more centralized management systems will be deployed. It is also expected to implement integrated equipment enabling successful roll out of new technologies on JSC CenterTelecom networks.

Expanding the range of offered services is at the moment one of the paramount tasks of the business development.

Packet switching services are among the most promising, as comprising the whole range of services offered by the Company, and contribute to raising customer value and profitability. The following priorities can be identified in the context of packet services:

- bundling services in pre-set packages using multiservice network capabilities targeting specific user groups (small and medium businesses in the first place);
- Internet plus telephony via xDSL, and fixed and mobile service integration can be offered as basic packages.

Intelligent Network services (IN services)

Western telecom companies observe exponential growth of IN (Call Centers in particular). Currently services like personal portable number, toll free 800-numbers, Virtual Private Networks (VPN) are in high demand. Call Centers are particular promising, as such a Center can be efficiently used initially for the Company's own needs, like telemarketing, HelpDesk, support of card platforms, and generating new revenues through offering outsourcing to businesses. In future Call Center features will be expanded to offer outsourcing.

At the moment it is already determined in which regions of the CFD Call Centers will be established. The main Call Center (50 operator positions) – based on Moscow subsidiary of JSC CenterTelecom (2004).

Regional Call Centers based on the following subsidiaries of JSC CenterTelecom

1st implementation stage (2004)

- Kaluzhski (30 operator positions)
- Yaroslavski (30 operator positions)

2nd implementation stage (late 2004 – 2005)

- Voronezhski (30 operator positions)
- Tulski (20 operator positions)
- Belgorodski (20 operator positions)
- Vladimirski (20 operator positions).
- Research and studies to identify most attractive subsidiaries for implementing Call Centers current status: fulfilled

The following milestones for implementing Call Centers have been successfully reached:

- Gathering initial data for the project of network distributed Call Center;
- Drafting requirements to be met by the equipment supplier and software vendor for implementing the network Call Center;
- Selection of the equipment supplier and software vendor for implementing the network Call Center;
- Signing of a contract for supply of the Call Center equipment and software.

Pre-paid phone cards are convenient and accepted by customers means for making payments. Besides it is a beneficial for the operator way of collecting payments, as payments are made in advance improving profit margins. Cards are on sale in various locations, in addition to points of making payments, thus the latter will be less likely overloaded.

A universal card is particularly promising, as in addition to other benefits it will drive the demand for various services.

Scheduled development and modernization of local and trunk networks are ongoing based on advanced modern technologies. In 2Q2004 switching facilities with installed capacity of 85,099 lines were commissioned for service. In Moscow, Ryazanski, Smolenski and Yaroslavski subsidiaries fiber-optic links with the total length of 138.1 km were brought into service. Transformation of public telecommunications networks into multiservice networks offering a variety of services is the strategic line of network development.

Large-scale deployment of multiservice network continued according to plans of JSC CenterTelecom to enable consolidation of the Company position (Internet access, packet switching telephony, data) and meet the demand for these service of individuals, private companies and government bodies.

In 2Q2004 the first operating stage of the multiservice network was put into service in Lipetski subsidiary of JSC CenterTelecom.

JSC CenterTelecom also continues deployment of a corporate data network to unite local networks of subsidiaries with the General Directorate and ensure reliable communications enabling functioning of the single corporate information infrastructure. Deployment of the network shall be completed shortly allowing JSC CenterTelecom's migration within new future to new information technologies to be used in managing the Company.

3.5 The issuer's participation in industrial, banking and financial groups, holdings, concerns and associations.

1. Organization: *Association of operators providing telecommunications services by way of public payphones, equipment manufacturers, research and development institutes, design and implementation institutions in telecommunications industry (ATO).*

Joined in (year): 2001

Role and functions of the Issuer in the organization: *Member of the association. Functions as provided by the Charter of ATO. Membership in the association shows intentions and agreement of members of association to coordinate their effort with those of other members in deployment, development and operation of payphone network in accordance with the Charter of ATO.*

2. Organization: *Association of operators of federal business service Iskra.*
Joined in: *2001*
Role and functions of the Issuer in the organization: *Member of the association. Making use of Iskra network services.*

3. Organization: *Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia.*
Joined in: *1997*
Role and functions of the Issuer in the organization: *Co-founder of a not-for-profit organization - Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia. The association was established by telecommunications enterprises based on equality of its members in order to coordinate their activities in the Central Black-Soil area of Russia to pursue a consistent policy in development of telecom systems and facilities in the coverage areas, to provide assistance to members in efficient fund raising and appropriation of financial resources to implement federal, regional and local programs and projects, and protect their interests in relationships with state authorities and bodies, businesses and other agents.*

4. Organization: *Association of operators of CDMA networks.*
Joined in: *1998*
Role and functions of the Issuer in the organization: *Taking part in the consolidated efforts of operators deploying and operating radio-telephone networks using Code Division Multiple Access (CDMA) technology.*

5. Organization: *Association of quality of service control in telecommunications and informatics – International Congress of quality in telecommunications.*
Joined in: *2001*
Role and functions of the Issuer in the organization: *Member of the association. The association arranges and conducts an annual International congress Quality of new millennium telecommunications.*

6. Organization: *International association of cellular operators GSM MoU.*
Joined in: *1998*
Role and functions of the Issuer in the organization: *Member of the association. Participation in development of standards, equipment certification, drawing up international agreements on mobile stations, SIM-cards (algorithms A3-A8, A5), signaling protocols (MAP, INAP), billing and settlement systems (TAP1-Tap3), security tone codes. Taking part in drafting legal acts and regulations in telecommunications, healthcare and environment protection.*

7. Organization: *Association of cellular mobile operators using GSM standard.*
Joined in: *2000*
Role and functions of the Issuer in the organization: *Member of the association. Participation in development GSM900/1800 systems, satellite GSM systems and GSM platform.*

8. Organization: *Association of document transmission providers.*
Joined in: *1996*
Role and functions of the Issuer in the organization: *Member of the association. Participation in rollout of document transmission services.*

9. Organization: *Volga regional association of telecommunications and IT engineers Teleinfo*
Joined in: *1993*
Role and functions of the Issuer in the organization: *Member of the Association. Taking part in*

publishing TPR magazine, implementation of over 25 digital exchanges in Russian regions, participation in organizing the 13th International Samara telecommunications symposium with JSC CenterTelecom participation.

10. Organization: *Association of joint-stock telecommunications companies of the Central area.*
Joined in: 1995
Role and functions of the Issuer in the organization: *Member of the Association. Taking part in development of new forms of telecommunications company management, implementation of executive training for top managers, leading experts and other telecom specialists; facilitating implementation of initiatives put forward by state bodies aimed at development of telecommunications in the region.*

11. Organization: *Kaluzhskaya regional Association of manufacturers and entrepreneurs Region.*
Joined in: 1994
Role and functions of the Issuer in the organization: *Member of the Association. Taking part in development, co-operation and specialization of production in the evolving market environment; improving expertise of managers and employees of businesses; facilitating stabilization of economy and improving living standards of the regional population.*

12. Organization: *Paging Association.*
Joined in: 1996
Role and functions of the Issuer in the organization: *Member of the Association. Taking part in coordination of telecom operators' activities in providing paging services.*

13. Organization: *International association MART*
Joined in: 2000
Role and functions of the Issuer in the organization: *Member of the Association. Taking part in coordination of telecom operators' activities in providing TV and sound program broadcasting.*

14. Organization: *Not-for-profit partnership Center for telecommunications development studies.*
Joined in: 2002
Role and functions of the Issuer in the organization: *Member of the Association. Joint drafting of telecommunications regulations, aimed at improving efficiency of companies in telecommunications industry; provision of consulting, information and other services to organizations in the industry; joint implementation of programs and organizing events aimed at improving efficiency of telecom operations.*

15. Organization: *Bryansk regional association of industrial and commercial enterprises (employers).*
Joined in: 1990
Role and functions of the Issuer in the organization: *Member of the Association. Improving efficiency and protecting interests of commercial and industrial enterprises of the region, uniting and coordinating activities of the regional employers in economic development, creating conducive environment for growth and implementation of new technologies in businesses.*

16. Organization: *Autonomous not-for-profit organization Kaluzhski scientific center.*
Joined in: 1997
Role and functions of the Issuer in the organization: *Member of the Association. Functions on solving scientific, social, economic and cultural issues of the Kaluga region.*

17. Organization: *Regional charity foundation "The Governor's endowment for special purpose programs".*
Joined in: n/a

Role and functions of the Issuer in the organization: *Member of the Association. Participation in charity activities in the territory of the Ivanovo region.*

18. Organization: *Russian Telecommunications History Foundation.*
Joined in: 2002
Role and functions of the Issuer in the organization: *Member of the Association. Refurbishment of Popov's telecommunications history museum in Saint-Petersburg.*

19. Organization: *Not-for-profit partnership Football Club Spartak-Telecom.*
Joined in: 1996
Role and functions of the Issuer in the organization: *Member of the Association. Taking part in promotion and development of football in Ivanovo region, bringing population to sports and healthy life-style, formation of football teams, representation the FC Spartak-Telecom in various competitions, participation in Russia's Cup and football championship, international competitions.*

20. Organization: *Union of industrialists and entrepreneurs of the Ivanovo region.*
Joined in: n/a
Role and functions of the Issuer in the organization: *Member of the Association. Coordinated solutions to issues of JSC CenterTelecom activities in the territory of Ivanovo region.*

21. Organization: *Non-government pension fund Telecom-Soyuz.*
Joined in: 2002
Role and functions of the Issuer in the organization: *Member of the Association. Functions of serving prominent veterans of subsidiaries and General Directorate of JSC CenterTelecom, eligible for non-government pension care.*

22. Organization: *Not-for-profit partnership TelecomForum.*
Joined in: 2003
Role and functions of the Issuer in the organization: *Member of the Association. Solving issues of relations with foreign telecommunications companies, Ministry of Information technology and Communications of the Russian Federations, JSC Svyazinvest, other government bodies, and Russian businesses and organizations active in telecommunications and informatization.*

23. Organization: *Not-for-profit organization inter-industrial professional non-government pension fund.*
Joined in: 1995
Role and functions of the Issuer in the organization: *Member of the Association. Functions of serving by the fund of former employees of TulaTelecom - a subsidiary of JSC CenterTelecom, eligible for non-government pension care.*

3.6 Daughter and affiliated businesses/companies of the issuer

#	Full name of the organization	Abbreviated name of the organization	Location	Basis for recognition of the organization as daughter of or affiliated to JSC CenterTelecom	Activities	Importance of the company for the activities of the issuer	Center Telecom's interest in the Charter Capital of the organization (%)	Percentage of the organization's ordinary shares owned by Center Telecom	Interest owned by the affiliated/ daughter organization in the authorized (charter) capital of JSC Center Telecom (%)
Daughter companies									
1	Limited Liability Company TelecomStroy	Telecom Stroy LLC	2 2nd Minski Pereulok, Ivanovo, 153017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	- construction and repair	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	Interest 100%	0
2	Limited Liability Company Teleport-Ivanovo (TPI)	Teleport-Ivanovo LLC	90 Tashkentskaya Street, Ivanovo, 153032, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	-data network services; -cellular and paging services; -trade in telecommunications equipment	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	100	0
3	Limited Liability Company Telecom-Terminal	Telecom-Terminal LLC	13 Lenina Prospekt, Ivanovo, 153000, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	-trade in terminal devices; -repair of terminal devices -servicing subscribers of cellular GSM 1800 network based on	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner	100	100	0

					agreement with JSC MTS, subsidiary in Ivanovo -consulting services to information system hardware.	relationship.			
4	Limited Liability Company MobilCom	MobilCom LLC	40 Gorkogo Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Trunking services to legal entities and individuals in the Vladimir region	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	Interest	0
5	(Public) Joint-Stock Company Russian Telecommunications Network	JSC RTS	2/15 Maroseyka Street, Moscow, 101000, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services system integration for deployment of corporate networks,, including supply of telecom equipment	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	88.45	88.45	0
6	Limited Liability Company VladPage	VladPage LLC	42 Gorkogo Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Personal radiopaging service in Vladimir and the region, using ROSSAG standard and 157.925 Hz frequency.	The company is in the process of winding up.	75	75	0
7	Private Joint-Stock Company CenterTelecom Service	Private JSC CenterTelecom Service	23 Proletarskaya Street, office 101, Khimki, Moscow region, 141400, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner	74.9	74.9	0

						relationship.			
8	Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga	Svyaz-Service-Irga LLC	20 Lermontovskaya Street, Office 13, Ryazan, 390046, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Repair and maintenance of telecom equipment, design of telecommunications lines.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	70	70	-
9	Private Joint-Stock Company CenterTelecomService of the Moscow region	ZAO CTCS MO	1a Kolomenski proezd, Moscow, 115446, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Dial-up and dedicated Internet access, data, integration project implementation.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	51	51	-
10	Limited Liability Company Vladimirski Payphone	Vladimirski Payphone LLC	32-B Stroiteley Prospect, Vladimir, 620014, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Deployment and provisioning in Vladimir and the region of a universal payphone network to offer intl. and long-distance telecom services, phone card services.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	51	51	
11	Private Joint-Stock Company Telecom of Ryazan region	ZAO Telecom of Ryazan region	33 Uritskogo Street, Ryazan, 390006, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Local, long-distance and international services; lease of equipment	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	50.9	50.9	

12	Private Joint-Stock Company TeleRoss Voronezh	ZAO TeleRoss Voronezh	25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	IP-telephony, provisioning and operation of telecommunications channels and networks; Internet access provision.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	50	50	
13	Private Joint-Stock Company Vladimir-Teleservice	ZAO Vladimir-Teleservice	45a Krasnoarmeyskaya Street, Vladimir, 600021, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Telematic and data services in Vladimir region	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	50	50	
14	Private Joint-Stock Company Cellular Communications of Black-Soil Area	ZAO Cellular Communications of Black-Soil Area	25 Plekhanovskaya Street, Voronezh, 394018, Russia.	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular services using NMT-450 standard	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	45.00	45	
Affiliated entities									
15	Private Joint-Stock Company Kaluzhskaya Cellular Communications	Private JSC Kaluzhskaya Cellular Communications ("KCC")	38 Teatralnaya Street, Kaluga, 248600, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of cellular telephone service in 450 MHz band	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	42.00		

16	Private Joint-Stock Company Smolenskaya Cellular Communications	ZAO Smolenskaya Cellular Communications	6 October Revolution Street, Smolensk, 214000, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of cellular AMPS-800, GSM-1800 communications	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	40.00	40	
17	Private Joint-Stock Company Ryazanskaya Cellular Communications	ZAO Ryazanskaya Cellular Communications	4 Televizionnaya Street, Ryazan, 390011, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of cellular telephone service in 450 MHz band.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	40.00	40	
18	Private Joint-Stock Company Tverskaya Cellular Communications	ZAO Tverskaya Cellular Communications	52 Radischeva boulevard, Tver, 170000, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	NMT Cellular Communications in 450 MHz band	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	40.00	40	
19	Private Joint-Stock Company Bryanskie Cellular Networks	ZAO Bryanskie Cellular Networks	44 Emlyutina Street, Bryansk, 241011, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular Communications services	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	34.38	34.38	

20	Private Joint-Stock Company Belgorodskaya Cellular Communications	ZAO Belgorodskaya Cellular Communications	35 Kostyukova Street, Belgorod, 308024, Russia.	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular communications in AMPS-800, GSM-1800 standard	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	30.00	30	
21	Limited Liability Company Rating	Rating LLC	123 Lenin Prospect, Office 403, Obninsk, Kaluga region, 249035, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	UHF, VHF, FM on-air and wireline sound program broadcasting, radio editing service, design and placement of advertising on radio	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	29.39	29.39	
22	Limited Liability Company Tver Telecom	Tver Telecom LLC	24 Novotorzhskaya Street, Tver, 170000, Russia,	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Local and area telecommunications; data and telematic services; local, long-distance and international telephone services over dedicated lines.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	26.00	26	The interest in the authorized (charter) capital is 0.017572
23	Public Joint-Stock Company Telecommunications Company RINFOTELS	JSC Telecommunications Company Rinfotels	43 Esenina Street, Ryazan, 390023, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Data, telematic services, Internet access	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	26.00	26	The interest in the authorized (charter) capital is – 0.00109

24	Limited Liability Company Trunksvyaz	Trunksvyaz LLC	14 Plekhanovskaya Street, Voronezh, 394018, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Mobile radiocommunications telephone services.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	25.00	25	

Currently JSC CenterTelecom has carried out a detailed study of activities of daughter and associated companies featuring information on financial position, market position, technologies used, business relations with JSC CenterTelecom. The study resulted in a model of re-organizing daughter and affiliated businesses, enabling to cut expenses related to participation in daughter and associated companies on the one hand, and to receive additional revenues on the other. The ultimate goal of the re-organization is improving financial results of the Company, increasing its share price.

* Private JSC MOTECO was renamed as Private Joint-Stock Company CenterTelecomService of the Moscow region (Private JSC CTCS MO) pursuant to a decision passed by an annual meeting of shareholders on June 10, 2003. The change in the name was registered on October 9, 2003 in the Unified State Register of legal entities (Certificate # 2037724056742).

3.7 Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets.

3.7.1 Fixed assets

Structure, composition and value of fixed assets (in RUR) as on June 30, 2004

Group of fixed assets	Total pre revaluation value	Depreciated (less depreciation) value before revaluation	Revaluation date	Total after revaluation value	Depreciated (less depreciation) value after revaluation
Fixed assets in operation (except social sphere)	**34,601,460,921**	**20,770,401,680**			**20,770,401,680**
Land plots and nature utilization facilities	6,827,930	6,827,930			6,827,930
Buildings except social sphere	3,897,174,203	3,025,876,438			3,025,876,438
Telecommunications lines	9,868,075,875	4,691,302,530			4,691,302,530
Other facilities, except social sphere	461,822,486	295,815,390			295,815,390
Transportation vehicles, except social sphere	550,473,131	244,438,688			244,438,688
Switches	10,686,588,011	6,969,847,877			6,969,847,877
Other network equipment	6,671,012,937	4,159,929,761			4,159,929,761
Computers and office equipment	1,048,152,543	567,001,988			567,001,988
Other machinery and equipment except social sphere	1,102,935,384	641,908,162			641,908,162
Other fixed assets, except social sphere	308,398,421	167,452,916			167,452,916
Fixed assets in warehouses and kept before operation (except social sphere)	**62,963,246**	**58,003,282**			**58,003,282**
Buildings kept in storing state, except social sphere	3,338,949	1,199,917			1,199,917
Other facilities, except social sphere	23,502	6,073			6,073
Transportation vehicles, except social sphere	3,170,274	3,150,476			3,150,476
Switches	812,531	471,546			471,546
Other network equipment	40,431,119	38,996,922			38,996,922
Computers and office equipment	3,108,457	3,008,762			3,008,762
Other machinery and equipment except social sphere	6,496,509	6,013,027			6,013,027
Other fixed assets, except social sphere	5,581,905	5,156,559			5,156,559
Fixed assets received on leasing	**3,062,104,504**	**2,531,291,385**			**2,531,291,385**
Transportation vehicles, except social sphere	3,692,010	2,805,928			2,805,928
Switches	2,303,427,906	1,908,034,385			1,908,034,385
Other network equipment	659,506,159	563,667,157			563,667,157

Computers and office equipment	84,599,705	48,613,234			48,613,234
Other machinery and equipment except social sphere	7,165,989	6,504,679			6,504,679
Other fixed assets, except social sphere	3,712,735	1,666,002			1,666,002
Fixed assets with depreciation charged to account 29	**212,673,713**	**175,939,284**			**175,939,284**
Not intended (according to IAS) for deriving income:					
Land plots and nature utilization facilities	846,462	494,638			494,638
Buildings	84,225,115	74,462,032			74,462,032
Facilities and devices	16,520,675	14,690,877			14,690,877
Transportation vehicles	1,687,206	1,034,962			1,034,962
Computers and office equipment	31,871	15,252			15,252
Machinery and equipment	14,265,668	10,707,512			10,707,512
Other fixed assets	39,669,183	31,136,340			31,136,340
Intended (according to IAS) for deriving income:					
Buildings	33,314,506	25,878,445			25,878,445
Facilities and devices	8,523,221	7,448,504			7,448,504
Transportation vehicles	454,162	327,147			327,147
Computers and office equipment	203,507	76,330			76,330
Machinery and equipment	3,835,775	2,475,747			2,475,747
Other fixed assets	9,096,362	7,191,498			7,191,498
Fixed assets valued at less than 10 thousand roubles.	**257,592,679**	**2,077,180**			**2,077,180**
Other telecommunications network equipment	58,933,910	990,645			990,645
Computers and office equipment	32,680,638	484,750			484,750
Other machinery and equipment except social sphere	26,794,050	68,930			68,930
Other fixed assets, except social sphere	139,184,081	,532,855			,532,855
Fixed assets with depreciation charged to account 29, valued at less than RUR10 thousand	**9,134,908**	**13,269**			**13,269**
Not intended (according to IAS) for deriving income:					
Computers and office equipment	16,321	0			0
Machinery and equipment	924,654	0			0
Other fixed assets	7,060,293	13,269			13,269
Intended (according to IAS) for deriving income:					

Computers and office equipment	411	0			0
Machinery and equipment	158,233	0			0
Other fixed assets	974,996	0			0
Housing	**116,659,925**	**116,659,925**			**116,659,925**
Not intended (according to IAS) for deriving income:	68,379,476	68,379,476			68,379,476
Intended (according to IAS) for deriving income:	48,280,449	48,280,449			48,280,449
Fixed asset items put into useful services without state registration certificate	**778,524,705**	**709,121,555**			**709,121,555**
Buildings except social sphere	231,712,423	178,863,967			178,863,967
Telecommunications lines	518,244,383	502,433,670			502,433,670
Other facilities except social sphere	25,761,694	25,229,736			25,229,736
Transportation vehicles except social sphere	2,806,205	2,594,182			2,594,182
Total	**39,101,114,601**	**24,363,507,560**			**24,363,507,560**

Before the consolidation of the Company that took place on November 30, 2002, there was no revaluation of the issuer's fixed assets. Fixed assets of the merged companies were valued for accounting purposes at their depreciated book value as at November 30, 2003. Though it should be noted that in some of the merged companies in 2000-2002 revaluations were actually carried out. As revaluations were made by independent at that time companies and due to different revaluation times (Voronezh, Orel, Tambov – 2000, Tula, Kaluga, Kostroma – 2001, Tver – 2000-2002) and various valuation techniques (different appraisers) the issuer does not think it makes any sense to report detailed data on revaluation history for each of the merged companies before the consolidation.

For 1H2004 JSC CenterTelecom put into operation fixed assets totaling RUR2,783,263 thousand.

Information on lien/encumbrance of fixed assets:

The Company pledged under credit facility agreements fixed assets valued at RUR6,792,825 thousand (as of June 30, 2004).

The pledge takes effect as of the credit facility drawdown and terminates at the moment of repayment of outstanding amounts under credit facility agreements (up to 2008).

Terms and conditions of credit facility agreements are confidential.

3.7.2 Value of immovable property of the issuer

Value of the immovable property of the issuer (land lots, buildings, telecommunications facilities) was:

- RUR13,772.0 million as on June 30, 2004;
- Depreciation (buildings, telecommunications lines) as on June 30, 2004 was RUR6,048 million.

The total value of immovable property includes value of telecommunications facilities (cable ducts, telecommunications lines). It should be noted that the list of telecommunications facilities to be state registered is not finalized yet; neither the state registration procedure is identified. Article 8 of the Telecommunications Act stipulates that arrangements for state registration of telecommunications facilities shall be determined by the Government of the Russian Federation. According to Par. 21 of the Order of the Russian Government #1776-r of December 4, 2003 it was planned to pass regulations On specifics of the state registration of ownership and other property rights for linear cable telecommunications facilities in 2Q2004. At the moment of writing the regulations were not passed.

IV. Financial and business performance of the issuer

4.1 Results of the financial and business operations of the issuer

4.1.1 Profit and losses

Description	1Q2004
Revenues, RUR	5,985,606,000
Gross profit, RUR	1,129,216,000
Net profit (undistributed profit/nor-covered loss), RUR	54,512,000
Productivity, RUR per employee	87,609
Revenue per average value of fixed assets, %	24.56
Return on assets, %	0.15
Return on equity, %	0.36
Sales margin, %	18.9
Not-covered loss on the reporting date, RUR	0.0
Ratio of not-covered loss to book value	0.0

Revenues of JSC CenterTelecom from sales of goods, products, works, services in 2Q2004 totaled RUR5,985,606 thousand (growth of 4.2% over 1Q2004), including revenues from sales of telecommunications services of RUR5,889,905 thousand (growth of 2.6%).

Net profit for 2Q2004 reached RUR54.5 million.

Generally, one could point out modest growth of these indicators in 2Q2004 caused by growing sales of services.

In 2Q2004 gross profit grew 5.6% over 1Q2004 reaching RUR87,609 per employee.

4.1.2. Causes of changes in the issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations.

Revenues in 2Q2004 were RUR5,985,606 thousand.

Changes in revenues in 2Q2004 occurred owing to raising rates for telecommunications services and growing number of subscriber telephone lines.

Period	Change in revenues, RUR in thousands	Factors causing changes in revenues
2Q2004	5,889,905.9	Growing sales of basic services: 56.2% Raising tariffs and other causes: 43.8%

4.2. Liquidity of the issuer

In this paragraph only data for 2Q2004 is shown, analysis being given as compared to 1Q2002.

Description	1H2004
Own working capital, RUR in thousands	**-15,639,102**
Financial dependence ratio (Equity to Total Assets)	**1.46**
Own capital autonomous ratio	**0.41**
Inventory coverage by own working capital	**-14.10**
Permanent asset index	**2.03**
Current ratio	**0.48**
Quick ratio	**0.30**

Calculation of the financial ratios followed the guidelines recommended by regulations approved by federal stock market regulatory bodies.

The data in the Table clearly indicate that the issuer extensively uses raised funds alongside with its own funds in order to carry on business and financial activities. This takes its toll on growing ratio of financial dependence and decreasing autonomous ratio. The permanent asset index increased due to growing value of non-current assets related to technical modernization and upgrade of the Company. Decrease of liquidity in 1H2004 is attributed to the growing share of short-term loans in the total amount of raised funds.

4.3 Amount, structure and sufficiency of the issuer's capital and current assets

4.3.1 Value and structure of the issuer's capital and current assets

The charter (authorized) capital of the issuer is according to its foundation documents.

RUR in thousands

Description	1H2004
Charter (authorized) capital of the issuer	631,200
Total value of shares (interest) of the issuer bought out by the issuer for further resale (transfer): Percentage of the outstanding shares (charter capital) of the issuer, formed by shares (interest) of the issuer bought out by the issuer for further resale (transfer):	
Allocations from the issuer's profit to reserves:	31,560
Additional capital of the issuer	6,331,697
Undistributed net profit of previous years	7,685,146
Undistributed profit of the reporting year	-22,774
Target financing funds of the issuer (including amounts allocated for specified target financing, funds received from other organizations and individuals, budget funds, etc.):	
Total capital of the issuer	14,656,829

As on June 30, 2004 the total capital marginally declined as compared to 1Q2004 (by 2%), however, the own capital accounts for almost a half of the issuer's liabilities, evidencing fairly high degree of financial independence of the Company.

RUR in thousands

Description	1H2004
Inventories	1,109,500
VAT	1,326,053
Accounts receivable (payments expected more than 12 months after the reporting date)	56,801
Accounts receivable (payments expected within 12 months after the reporting date)	3,233,991
Short-term financial investments	496
Cash and equivalents	703,481
Other current assets	2,786
Total current assets	6,433,108

Current assets in 1H2004 grew 7% over 1Q2004, mainly due growing inventories, VAT and cash of the issuer.

In 1H2004 like in the previous reporting period, current assets accounts for only 17% of the Company assets, with fixed assets prevailing (83%), owing to industrial specifics of the Company possessing a huge extensive telecommunications infrastructure. Current assets are mainly accounts receivable, almost all of which are short-term.

Financing sources of the working capital are own and raised funds the latter being short and long-term credit facilities from banks.

Factors that may result in changes in the policies of financing current assets:

- changes in accounts receivable, inventories, current assets turnover;
- changes related to interest rates charged by banks;
- changes in market prices of inventories and other tangible items;
- changes in prices of services rendered by the Issuer.

Likelihood of those factors:

- the Issuer's policies of current asset management and in particular, accounts receivable and inventory management are aimed at reducing the amount and turnover periods. Negative impact of this factor on the practice of current asset financing is unlikely;
- cost of bank loans and refinancing rate set by the Central Bank of Russia tend to decline. Negative impact of this factor on the practice of current asset financing is unlikely;
- prices of tangible items and goods employed by the Issuer in the process of business activities are not exposed to large volatility. Negative impact of this factor on the practice of current asset financing is unlikely;
- market strategy of the issuer is aimed at expanding business in unregulated sectors where prices are not subject to government regulation. Negative impact of this factor on the practice of current asset financing is unlikely.

4.3.2 Sufficiency of the capital and current assets of the issuer

According to guidelines recommended by regulations issued by federal stock market regulatory bodies of Russia, the issuer's own capital is deemed sufficient to cover current operating expenses and meet short-term liabilities, as the amount stated in line 490 of Form 1 of the balance sheet for 1H2004 exceeds that of line 690 by 1.1 times. Average daily operating expenses and debt servicing amounts of the Issuer in 2Q2004 were RUR8,159 thousand, with RUR8,508 thousand forecast for 3Q2004. The Issuer expects that current assets in 3Q2004 will be enough to finance current operating expenses anticipated in 3Q2004.

4.3.3 Cash and cash equivalents

The issuer's needs in cash funds are anticipated as follows:

for 2004 - RUR43,005,482 thousand, the expected amount 2Q2002 is RUR8,609,825 thousand, the estimate for 3Q2004 is RUR10,460,898 thousand.. Sources for financing are cash flow from rendering telecommunications services, proceeds from other realizations and other financing (mainly short and long-term bank loans and credits).

Possible factors that are likely to affect growing cash financing requirements of the Issuer are: changes in investment policies, changes in market prices for raw materials, tangible items, services, power supply and energy resources, changes in tax policies, interest rate policies of the CB of Russia, etc.

Raising funds by securing lending from commercial banks is one of the financing sources to fund investment policies of the issuer. Loan agreements set forth provisions common in the practice of the Issuer for doing business with credit organizations: interest rate, total amount, terms and period of repayment, security provided for lender. Violation of basic terms and conditions of doing business with lending organizations may negatively affect the issuer's image and standing and subsequently be an obstacle for securing loan resources.

Information on balance of arrested bank accounts:

No balances of arrested bank accounts.

Information on accounts payable of the issuer accumulated in the bank records:

No accounts receivable of the Issuer on the bank records.

4.3.4 Financial investments of the issuer

Share of investments is over 10% of the total at the end of the reporting quarter.

10% of the total financial investments of JSC CenterTelecom as on July 1, 2004 is RUR87,195,648.88.

1) Issued securities:

Type of securities	Full name of the organization	Abbreviated name of the organization	Location	Number of the state registration of the securities issues	Date of the registration of the securities issues and authorities which performed the registration	Quantity of securities owned by JSC CenterTelecom	Nominal value of investments owned by JSC CenterTelecom, RUR	Book value of investments, owned by JSC CenterTelecom, RUR	Dividend (RUR per share) for 2002	Timeframe for dividend payments
ordinary shares	Private Joint-Stock Company CenterTelecom Service of the Moscow region	ZAO CTCS MO	1a Kolomenski Proezd, Moscow, 115446, Russia	1-04-25115-N 1-01-25115-H	28.12.2001 RO FCSM of Russia in the Central Federal District 26.12.2000	51,000	51,000	87,353,622.39	no	n/a
ordinary shares	Public Joint-Stock Company Russian telecommunications Network	OAO RTS	2/15 Maroseyka Street, Moscow, 101000, Russia	1-03-01033-A	05.03.1998, MRO of FCSM of Russia	775,227	7,752,270	753,902,909.03	no	n/a

No company in which JSC CenterTelecom has an interest filed for bankruptcy in 2Q2004.

2) There are no issuer's investments in other financial investments accounting for over 10%of all financial investments of the issuer on the reporting date.

4.3.5 Intangible assets of the issuer

Intangible assets of the Issuer.

	Group of intangible items	Total value, RUR	Depreciation, RUR
1.	Exclusive rights on software, databases	967,114	967,114
2.	Exclusive brand names and trade marks	58,229	11,646
	Total	1,025,343	978,760

Intangible items were accounted for according to PBU 14/2000 approved by Order #91n of October 16, 2000 issued by the Ministry of Finance.

4.4 Policies and expenses of the issuer in respect of R&D, licenses and patents, new designs and research reports

Development and implementation of the invention to monitor security state of rural exchanges in Mozhayski CTS of the Moscow subsidiary of JSC CenterTelecom were completed. Patent #2231125 for the invention of a device for transmission alarm signals on seized digital channels.

At the moment a patent application is finalized to have a patent granted for a method of integration of TV studios into a single network using public data network, developed by employees of JSC CenterTelecom.

A contract is signed for taking stock of intellectual property items and other results of intellectual activities in Yartelecom – a subsidiary of JSC CenterTelecom.

Patent validity term, trademarks (service marks) registration is defined according to applicable law. Effective legislation provides for extension of validity term of patents and registered trademark (service mark) registration.

The Company was issued Trademark Certificate # 200257 of March 11, 2001. The trademark is used by the Company to differentiate and make distinct and recognizable its products, works and services. The registration of the Company trademark is effective across the whole of the Russian territory for 10 years as of October 16, 2000.

There were no new designs and research studies referred to intangible assets and construction in progress.

4.5 Trend analysis of the core business of the issuer

Telecommunications is one of rapidly evolving industries of the nation's economy with growth rates significantly surpassing that of other industries. Share of the telecommunications in the GDP persistently grows (2001 – 2.1%, 2002 – 2.39%, 2003 – 2.9%).

According to CominfoConsulting forecast the total Russian telecommunications market volume by 2006 will jump 2.6 times (as compared to 2002) and reach over RUR550 billion. Data market will grow 5 times through expansion of Internet access and acceptance of new services, like IP-telephony, VPN, etc.

Mobile communications market will grow by 2.8 times (from 2002 level) due to expansion of subscriber base. All industry analysts agree that further mobile market growth will be in the regions.

Over several past years revenues generated by various services are naturally rebalanced in favor of advanced services, mostly mobile services. The CFD is not an exception. Starting from 1999 the share of fixed line telephony in revenues fell from 87% to 66% due to evolving new technologies.

Revenues generated by telecommunications services tend to grow steadily; according to Goscomstat data average annual growth rates of revenues from core business of telecommunications companies were 140% (or around RUR40 billion per year). Source: Goscomstat.

General positive trends in the development of telecommunications invariably affect operations of JSC CenterTelecom.

The number of subscriber lines in 2Q2004 grew by 79,005. Growth of revenues from telecommunications services as on April 1, 2004 as compared to the same date in 2003 was 129%. In the beginning of 2004 the percentage of revenues generated by new services in the total revenues reached 3% as compared to 1.8% in 2002.

In the future the key negative impact should be expected from tougher competition, particularly, on the part of mobile operators.

The probability of tougher competition of mobile operators is very high, as they are aggressively expanding into all regional markets and widening the range of service offerings.

JSC CenterTelecom is going to benefit from its competitive advantages. It should be noted however that JSC CenterTelecom is realizing possible adverse implications of the changes and takes measure to overcome them.

Currently JSC CenterTelecom implements a marketing strategy aimed primarily at maintaining its market share, increasing revenues generated by non-regulated telecommunications services, and improving the Company's competitive edge on telecommunications service market.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel).

5.1 Structure and powers of the issuer's governing bodies.

General meeting of shareholders, Board of Directors, Management Board.

Powers of the general meeting of shareholders of the issuer pursuant to its charter (founding documents):

Article 13 (The Charter of JSC CenterTelecom) GENERAL MEETING OF SHAREHOLDERS

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
3)liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
4) election of members of the Board of Directors, to be conducted by cumulative voting;
5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
8) increase of the Company's charter capital by placement of additional common (ordinary) shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.;
9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;
11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition, disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
22) releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;
23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
24) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.

The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.

The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

Powers of the Board of Directors (Supervisory Board) of the issuer pursuant to its charter (founding documents):

Article 14 (the Charter of JSC CenterTelecom) Company's Board of Directors

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of

members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.
In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.
14.4 The following matters will be referred to the authority of the Company's Board of Directors:
1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results of their implementation;
2) prior approval of operations outside the limits of the annual budget of the Company;
3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';
4) approval of the agenda for the General Meeting of Shareholders;
5)determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;
6) preliminary approval of the Company's annual report;
7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;
8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;
9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;
10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';
11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, and reports on the results of acquisition by the Company of shares for the purposes of redemption;
12) acquisition of shares, bonds and other mass-issued securities placed by the Company;
13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;
14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;
15) use of the reserve fund and other of funds of the Company;
16) supervising implementation of internal supervision procedures;
17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;
18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision; approval of the organizational chart of the Company including key functions.
19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;
20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;
21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
22) defining the key principles of the organizational structure of the Company;
23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;

24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;
25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;
26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;
27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;
28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;
29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;
30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;
31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;
32) Appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Corporate Secretary and the Office of the Company Corporate Secretary;
33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;
34) adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations;
35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;
36) adoption of resolutions on matters on the agenda of general meetings of subsidiary companies (senior management bodies of other organizations) in which the Company is the sole participant;
37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;
38) approval of the internal document on disclosure of information about the Company;
39) approval of the Code of Corporate Conduct of the Company, making amendments and additions thereto;
40) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;
41) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein.

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that the Board of Directors fail to reach a unanimous decision on issues listed in sub-clauses 7, 20 of Clause 14.4 hereof those issues may be referred to the relevant General Meeting of Shareholders, and in the latter case resolutions on those issues shall be passed by a majority of votes of shareholders – owners of voting shares of the Company taking part in the general meeting.

Decision on the issues specified in item 21, par. 14.4 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions.

14.6 In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties in the deal.

14.7 Other issues except those listed in Clause 14.6 hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Boards of Directors taking part in the relevant meeting of the Board.

Powers of the sole person and collective executive bodies of the issuer pursuant to its charter (founding

documents):

Article 16 General Director of the Company *(The Charter of JSC CenterTelecom)*

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4 The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.
The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

16.5 During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6 The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

Article 15 (The Charter of JSC CenterTelecom) COMPANY'S MANAGEMENT BOARD

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.
Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.
In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:
1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;
2) approving internal supervisory procedures;
3) determining the Company's staff and social policy;
4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;
5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;
6) organizational and technical support of the activities of the Company's bodies;
7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;
8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;
9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;
10) determining security policies for the Company and its branch offices; 11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;
12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;
13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;
14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;
16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;
17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors;
18) approval of the organizational chart of the Company including job descriptions/key functions.

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6 The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

On April 22, 2004 the Management Board of the Company reviewed and tentatively approved results of fulfillment of the Plan of improving corporate governance practices of the Company in 2003, and approved the Plan of improving corporate governance practices of the Company in 2004.

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of JSC CenterTelecom developed giving consideration to comment and proposals of expert organizations – the Russian Institute of Directors, Association of Independent Directors, International Financial Corporation (IFC).

In a study conducted jointly by Expert rating agency and the Russian Institute of Directors the Company's Code was named the best among all codes of corporate governance (corporate conduct) of Russian companies (numbered over 60) both with regard of its quality and full compliance with provisions of the Code of FCSM of Russia.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at ttp://www.centertelecom.ru/files/corpmgmt/codex_corp_mng.pdf - for review by investors and shareholders.

Changes/amendments in the Company's Charter and internal documents regulating the Company's activities introduced in the reporting period were approved by the annual general meeting of shareholders held on June 11, 2004 (Minutes #12 of June 11, 2004). See Annex 2 to this report.

The Charter and internal documents regulating functioning of the bodies of JSC CenterTelecom are posted at http://www.centertelecom.ru/index.html?d=60 *- the Company's website, for review by shareholders and investors.*

5.2 Information on individuals – members of the governing bodies of the issuer.

Board of Directors

Chairman of the Board of Directors:
Mr. Valeriy N. Yashin
Born in *1941*
Education: *Higher*

Positions held over the past 5 years

Period: *1999-2002*
Organization: *JSC Peterburgskaya Telefonnaya Set' (JSC North-Western Telecom as of* 2001*)*
Position: *member of the Board of Directors*

Period: *1999 - 2000*
Organization: *JSC Saint-Petersburg International and Long-Distance Telephone Service*
Position: *Member of the Supervisory Board*

Period: *2000 - 2002*

Organization: *Public JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2001 – 2004*
Organization: *Public JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Public JSC Elektrosvyaz of the Orel region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Chairman of the Fund Board*

Period: *2000 - 2003*
Organization: *Private JSC MobiTel*
Position: *Chairman of the Board of Directors*

Period: *1999 - up to now*
Organization: *Private JSC Saint-Petersburg Payphones*
Position: *Chairman of the Board of Directors*

Period: *1999 - up to now*
Organization: *Public JSC Telecominvest*
Position: *Chairman of the Board of Directors*

Period: *1999 - up to now*
Organization: *Non-governmental Pension Fund Telecom-Soyuz*
Position: *Chairman of the Fund Board*

Period: *1999- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *General Director and Chairman of the Management Board*

Period: *2000 – up to now*
Organization: *Public Joint-Stock Company Elektrosvyaz of the Moscow region (JSC CenterTelecom as of 2001)*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Public JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *OJSC Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Public JSC National Payphone Network*

Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Russian Telecommunications History Fund*
Position: *Member of the Board*

Period: *2002 – up to now*
Organization: *JSC North-Western Telecom*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private JSC Football Club Zenit*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Private Joint-Stock Insurance Company Medexpress*
Position: *Member of the Supervisory Board*

Interest in the legal (charter) capital of the issuer: *0.012738%*
Percentage of the ordinary shares of the issuer: *0.001901%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Members of the Board of Directors:
Mr. Stanislav P. Avdiants
Born in: *1946*
Education: *Higher education*

Positions held over the past five years:

Period: *1998 - 1999*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy Head of Economic and Finance Division*

Period: *1999 - 2000*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy Director of Economic Forecast and Consolidated Planning Department*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Executive Director - Director of Economic Forecast and Consolidated Planning Department*

Period: *1999 - 2001*
Organization: *Public JSC Svyazinform of Chuvash Republic*
Position: *Chairman of the Board of Directors*

Period: *1999 - 2002*
Organization: *Public Joint-Stock Company Elektrosvyaz of the Kostroma region*
Position: *Member of the Board of Directors*

Period: *1999 - 2000*
Organization: *Public Joint-Stock Company Ekaterinburg Telephone Network*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Public Joint-Stock Company Magadansvyazinform*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Public Joint-Stock Company Kostromskaya City Telephone Network*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *Public Joint-Stock Company Central Telegraph*
Position: *Member of the Board of Directors*

Period: *2001 - up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Executive Director - Director of Economic and Tariff Policy Department*

Period: *2002 - up to now*
Organization: *Public Joint-Stock Company Southern Telecommunications Company*
Position: *Member of the Board of Directors*

Period: *2000 - 2000, 2001 - 2002, 2003 – up to now*
Organization: *Public Joint-Stock Company for international and long-distance telecommunications Rostelecom*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Ruben A. Amaryan
Born in: *1949*
Education: *Higher education*
Degree in Science: *Doctor of Science in Technology*
Academic rank: *full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology*

Positions held over the past five years:
Period: *1997 - 2000*
Organization: *Public Joint-Stock Company Moscow Metropolitan Telephone Network*
Position: *Deputy General Director of JSC MGTS – Head of Technical and Engineering department Service*

Period: *2002 - 2004*
Organization: *Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 Private JSC CenterTelecomService of the Moscow region)*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2004*
Organization: *Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)*
Position: *Chairman of the Board of Directors*

Period: *2003 - 2004*
Organization: *Private Joint-Stock Company Science and Technology Center COMSET*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company for Telecommunications and Informatics of the Voronezh region*
Position: *Member of the Board of Directors*

Period: *2000 – up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *General Director, Chairman of the Management Board*

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Public Joint-Stock Company National Payphone Network*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*

Position: *Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Public Joint-Stock Company Russian Telecommunications Network*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.015576%*
Percentage of the ordinary shares of the issuer: *0.020768%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Boris Dm. Antonyuk
Born in: *1949*
Education: *Higher education*

Positions held over the past five years:
Period: *1992 - 1999*
Organization: *Private JSC Teleport-TP*
Position: *Chairman of the Management Board*

Period: *1997 - 1999*
Organization: *PLD Telecom*
Position: *Member of the Board of Directors*

Period: *1999 - 2002*
Organization: *FGUP Satellite Communications*
Position: *General Director*

Period: *2002 - up to now*
Organization: *Ministry of the Russian Federation for Communications and Information*
Position: *First Deputy Minister*

Period: *2003 - up to now*
Organization: *JSC MMTS*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *JSC Svyazinvest*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *JSC CenterTelecom*

Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Vadim E. Belov
Born in: *1958*
Education: *Higher education*

Positions held over the past five years:
Period: *1999 - 2000*
Organization: *JSC Kirovelektrosvyaz*
Position: *Chairman of Supervisory Board*

Period: *1999 - 2000*
Organization: *Public JSC Volgogradelektrosvyaz*
Position: *Chairman of the Board of Directors*

Period: *1999 - 2000*
Organization: *JSC Elektrosvyaz of Stavropolski krai*
Position: *Member of the Board of Directors*

Period: *1999 - 2000*
Organization: *JSC Elektrosvyaz of Primorski krai*
Position: *Member of the Board of Directors*

Period: *2000 - 2002*
Organization: *JSC Volgogradelektrosvyaz*
Position: *Member of the Board of Directors*

Period: *1999 - 2000*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Chairman of the Board of Directors*

Period: *1999 -2001*
Organization: *JSC Uralsvyazinform*
Position: *Chairman of the Board of Directors*

Period: *2001 -2002*
Organization: *JSC Uralsvyazinform*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Uraltelecom of Sverdlovsk region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Novosibirsk region (JSC SibirTelecom)*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Rostov region*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2002*
Organization: *JSC Svyazinform of Chelyabinsk region*
Position: *Member of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Member of the Fund Board*

Period: *2002 - 2003*
Organization: *Inter-regional bank for development of communications and information*
Position: *Member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Private JSC RTC-Invest*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2003*
Organization: *JSC RTC-Leasing*
Position: *Member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Non-governmental Pension Fund Telecom-Soyuz*
Position: *Member of the Fund Board*

Period: *1999 - up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Deputy General Director*

Period: *1999 - up to now*
Organization: *JSC Southern Telecommunications Company (before 2001 JSC Kubanelektrosvyaz)*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *OJSC Rostelecom*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *JSC Elektrosvyaz of the Moscow region (as of 2001 - Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2002 - 2004*
Organization: *JSC Central Telegraph*
Position: *Member of the Board of Directors*

Period: *2004 – up to now*
Organization: *JSC Central Telegraph*
Position: *Chairman of the Board of Directors*

Period: *2002 – up to now*
Organization: *JSC Uralsvyazinform*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Position: *Chairman of the Partnership Board*

Period: *2002 - up to now*
Organization: *Public JSC North-West Telecom*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.0001944%*
Percentage of the ordinary shares of the issuer: *0.00025925%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Alexander P. Gribov
Born in: *1972*
Education: *Higher education*

Positions held over the past five years:
Period: *1990 - 1999*
Organization: *Armed Forces of the RF*
Position: *Military man*

Period: *1999 - 2001*
Organization: *Russian Federal Property Fund (RFFI)*
Position: *Chief Expert*

Period: *2001 - 2002*
Organization: *Russian Federal Property Fund (RFFI)*
Position: *Consultant*

Period: *2002 - up to now*
Organization: *Russian Federal Property Fund (RFFI)*
Position: *Deputy Chief of Department – Head of Unit*

Period: *2002 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Public Joint-Stock Company Vniizarubezhgeologia*
Position: *Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Public Joint-Stock Company 615 Construction Enterprise*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Public Joint-Stock Company AK Voronezhavia*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Public Joint-Stock Company 175 DOK*
Position: *Chairman of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *no interest*
Percentage of the ordinary shares of the issuer: *no interest*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Alexander V. Ikonnikov
Born in: *1971*
Education: *Higher education*

Positions held over the past five years:
Period: *1997 - 1999*
Organization: *Ministry of Fuel and Power of the RF*
Position: *Chief of department, External economic activity and investment in fuel and energy industry*

Period: *1999 - 2000*
Organization: *CPO National Association of Securities Market Participants (NAUFOR)*
Position: *Deputy Chairman of the Management Board*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Smolensksvyazinform*
Position: *Member of the Board of Directors*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Kirovsvyazinform*
Position: *Member of the Board of Directors*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Saratovenergo*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *Association for protection of investors' rights*
Position: *Executive Director*

Period: *2000 - up to now*
Organization: *Association of Independent Directors*
Position: *Chairman of the Management Board*

Period: *2002 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Public JSC North-West Telecom*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Oksana V. Petrova
Born in: *1973*
Education: *Higher education*

Positions held over the past five years:

Period: *1997-1999*
Organization: *Russian Federal Agency for Regulation of Natural Monopolies in Communications (FSEMS Rossii)*
Position: *Senior civil employee of the federal agency, civil servant of the 3rd class*

Period: *1999-1999*
Organization: *Russian Federation Ministry of Antimonopoly Policy and Business Support*
Position: *Senior Civil Employee, Department of Postal Service Tariff Regulation, Department for Regulation of Natural Monopolies in Communications*

Period: *1999-2000*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Senior Expert, Methodology and Information Division, Department of Corporate Management*

Period: *2000-2002*
Organization: *Open JSC Investitsionnaya Kompania Svyazi*
Position: *Chief Expert, Methodology and Information Division, Department of Corporate Management*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Kostroma region*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *JSC Chelyabinsksvyazinform*
Position: *Member of the Board*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Tver region*
Position: *Member of the Board of Directors*

Period: *2000- up to now*
Organization: *Joint-Stock Company Elektrosvyaz of the Moscow region (as of 2001 - Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2002- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Deputy chief, Methodology and Information Division, Department of Corporate Management*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Elena V. Umnova
Born in: *1954*
Education: *Higher education*

Positions held over the past five years:
Period: *1999-2001*
Organization: *Branch of ZAO Bank Menatep Saint-Petersburg in Voronezh*
Position: *Deputy Chief Manager*

Period: *2001-2003*
Organization: *OAO MENATEP SPb former ZAO Bank Menatep Saint-Petersburg*
Position: *Deputy Chief Manager*

Period: *2003- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Director of Finance Department*

Period: *2003- up to now*
Organization: *JSC North-West Telecom*
Position: *Member of the Management Board*

Period: *2004 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *OAO ACB Svyaz-bank*
Position: *Member of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Grigoriy M. Finger
Born in: *1966*
Education: *Higher education*

Positions held over the past five years:
Period: *1995-2003*
Organization: *Moscow representative office of NCH Advisors, Inc*
Position: *Executive Director*

Period: *1998- 2003*
Organization: *Joint-Stock Company Trade House GUM*
Position: *Member of the Board of Directors*

Period: *2002- 2003*
Organization: *Public Joint-Stock Company Aeroflot*
Position: *Member of the Board of Directors*

Period: *2000- up to now.*
Organization: *Joint-Stock Company Central Telegraph*
Position: *Member of the Board of Directors*

Period: *2001- up to now.*
Organization: *Public Joint-Stock Company Grindstone Plant Ilyich*
Position: *Member of the Board of Directors*

Period: *2003- up to now.*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2002- up to now.*
Organization: *Public Joint-Stock Company Polimerbyt*
Position: *Member of the Board of Directors*

Period: *2000 – 2003 and 2004 - up to now.*
Organization: *Open Joint-Stock Company Rostelecom*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Evgeniy V. Yurchenko
Born in: *1968*
Education: *Higher education*

Positions held over pas 5 years:
Period: *1999-2001*
Organization: *Branch of ZAO Bank Menatep Saint-Petersburg in Voronezh*
Position: *Chief Manager*

Period: *2001-2001*
Organization: *Regional Center Yugo-Zapad (Soutn-West)*
Position: *Head of the Center*

Period: *2001-2002*
Organization: *Regional Center Yugo-Zapad (South-West)*
Position: *Vice-President*

Period: *2002-2002*
Organization: *OAO Bank MENATEP SPb*
Position: *Member of the Board*

Period: *2003-2004*
Organization: *OAO Sibirtelecom*
Position: *Member of the Board of Directors*

Period: *2003-2004*
Organization: *OAO Girposvyaz*
Position: *Member of the Board of Directors*

Period: *2003-2004*
Organization: *OAO Dalsvyaz*
Position: *Member of the Board of Directors*

Period: *2003-2003*
Organization: *OAO RTC-Leasing*
Position: *Member of the Board of Directors*

Period: *2003-2004*
Organization: *ZAO RusLeasingSvyaz*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *OAO Investitsionnaya Kompania Svyazi*
Position: *Deputy General Director*

Period: *2003 – up to now*
Organization: *OAO Investitsionnaya Kompania Svyazi*
Position: *Member of the Management Board*

Period: *2003-up to now*
Organization: *OAO Volga-Telecom*
Position: *Chairman of the Board of Directors*

Period: *2003-up to now*
Organization: *Open Joint-Stock Company for long-distance and international telecommunications Rostelecom*
Position: *Member of the Board of Directors*

Period: *2003-up to now*

Organization: *OAO RTKomm.RU*
Position: *Member of the Board of Directors*

Period: *2003-up to now*
Organization: *ZAO RTC-Invest*
Position: *Chairman of the Board of Directors*

Period: *2003-up to now*
Organization: *Non-government pension fund Telecom-Soyuz*
Position: *Member of the Fund Board*

Period: *2003-up to now*
Organization: *Public Joint-Stock Company Inter-regional Commercial bank for development of telecommunications and information*
Position: *Member of the Board of Directors*

Period: *2004-up to now*
Organization: *OAO Sibirtelecom*
Position: *Chairman of the Board of Directors*

Period: *2004-up to now*
Organization: *OAO Dalsvyaz*
Position: *Chairman of the Board of Directors*

Period: *2004-up to now*
Organization: *OAO Central Telegraph*
Position: *Member of the Board of Directors*

Period: *2004-up to now*
Organization: *OAO CenterTelecom*
Position: *Member of the Board of Directors*

Period: *2004-up to now*
Organization: *ZAO Registrator-Svyaz*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The sole person executive body: General Director – Chairman of the Management Board
Mr. Ruben A. Amaryan

Born in: *1949*

Education: *Higher education*

Degree in Science: *Doctor of Science in Technology*

Academic rank: *full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology*

Positions held over the past five years:

Period: *1997 - 2000*
Organization: *Public Joint-Stock Company Moscow Metropolitan Telephone Network*
Position: *Deputy General Director of JSC MGTS – Head of Technical and Engineering department "Service"*

Period: *2000 – up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *General Director, Chairman of the Management Board*

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Public Joint-Stock Company National Payphone Network*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 Private Joint-Stock Company CenterTelecomService of the Moscow region)*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company for Telecommunications and Informatics of the Voronezh region*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company Science and Technology Center COMSET*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.015576%*
Percentage of the ordinary shares of the issuer: *0.020768%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Collective executive body of the issuer – the Management Board:

Mr. Aleksey A. Lokotkov
Born in: *1950*
Education: *Higher education*
Degree in Science: *Ph. D. in technology*

Positions held over the past five years:
Period: *1992 - 2000*
Organization: *Public Joint-Stock Company Moscow Metropolitan Telephone Network*
Position: *Deputy Chief, Economy and Planning of Technical and Engineering department "Service"*

Period: *2000 – 2003*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 - Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *First Deputy General Director*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company Yaroslavskie telecommunications networks*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company Ivanovskie telecommunications networks*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *First Deputy General Director - Financial Director*

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company Tver Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Joint-Stock Commercial Bank LINK-bank Public Joint-Stock Company*
Position: *Member of the audit commission*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.005007%*
Percentage of the ordinary shares of the issuer: *0.006676%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Maksim A. Pegasov
Born in: *1966*
Education: *Higher education*

Positions held over the past five years:
Positions for the last 5 years:
Period: *1993-1998*
Organization: *JSC Moscow City Telephone Network*
Position: *Head of Sovetski Telephone Node*

Period: *1999-2000*
Organization: *JSC Moscow City Telephone Network*
Position: *Head of Division, Network Reconstruction, Department of Telecommunication Maintenance – branch of JSC MGTS*

Period: *2000-2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Deputy General Director – Head of Prospective Development Department*

Period: *2000-2000*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Chief Engineer*

Period: *2001-2003*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director*

Period: *2001-2001*

Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Deputy General Director*

Period: *2002-2002*
Organization: *JSC Elektrosvyaz of the Kostroma region*
Position: *Member of the Board of Directors*

Period: *2003- up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Technical Director*

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - 2004*
Organization: *Private Joint-Stock Company Ryazan Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2003 - 2004*
Organization: *Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Joint-Stock Company Giprosvyaz*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService of the Moscow region*
Position: *Member of the Management Board*

Period: *2004 - up to now*
Organization: *Private Joint-Stock Company Telecom of the Ryazan region*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Private Joint-Stock Company Kaluzskaya Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Private Joint-Stock Company Science and Technology Center Comset*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.000143%*
Percentage of the ordinary shares of the issuer: *0.000190%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Alexander I. Polnikov
Born in: *1943*
Education: *Higher education*
Academic rank: *Academician*

Positions for the last 5 years:
Period: *1998-1999*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Executive Director, Investment*

Period: *1999- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Executive Director – Director of Capital Investment Management Department*

Period: *1999 - 2002*
Organization: *Joint-Stock Company Elektrosvyaz of the Vladimir region*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *1999 - 2002*
Organization: *Joint-Stock Company Ivtelecom*
Position: *Chairman of the Board of Directors*

Period: *1999 - 2002*
Organization: *Joint-Stock Company Giprosvyaz*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *2004 - up to now*
Organization: *Joint-Stock Company Giprosvyaz*
Position: *Member of the Board of Directors*

Period: *1999 - 2002*
Organization: *Joint-Stock Company KabBalktelecom*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *2000 - 2002*
Organization: *Joint-Stock Company Svyazinform of the Samara region*
Position: *Member of the Board of Directors*

Period: *2000 – 2001*
Organization: *Joint-Stock Company Sevosetinelektrosvyaz*
Position: *Chairman of the Board of Directors*

Period: *2003 – up to now*
Organization: *Joint-Stock Company SibirTelecom*
Position: *Member of the Management Board*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company RusLeasing-Svyaz*
Position: *Member of the Board of Directors*

Period: *2003 – up to now*
Organization: *Yug-Giprosvyaz LLC*
Position: *Chairman of the Board of Directors*

Period: *2000 – up to now*
Organization: *JSC CenterTelecom*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Giprosvyaz-Sibir LLC*
Position: *Chairman of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Ella M. Zhuravleva
Born in: *1961*
Education: *Higher education*
Degree in Science: *Ph. D. in technology*

Positions held over the past five years:

Period: *1997-2000*
Organization: *Joint-Stock Company Moscow City Telephone Network (JSC MGTS)*
Position: *Chief of Accounting, Finance and Crediting – First Deputy Chief Accountant, Technical and Engineering Provisioning Department "Service"*

Period: *2000-2000*
Organization: *JSC Moscow City Telephone Network*

Position: *Deputy Chief, Economy and Finance – Chief Accountant, Technical and Engineering Provisioning Department Service*

Period: *2000 - 2003*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 JSC Elektrosvyaz of the Moscow region)*
Position: *Deputy General Director, Head of Personnel Relations Division*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Director for Personnel*

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Member of the Board of Directors*

Period: *2004 – up to now*
Organization: *Private Joint-Stock Company Russian Telecommunications Network*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.000333%*
Percentage of the ordinary shares of the issuer: *0.000444%*

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Raisa P. Konstantinova
Born in: *1954*
Education: *Higher education*

Positions held over the past five years:
Period: *1993-2000*
Organization: *Joint-Stock Company Moscow City Telephone Network (JSC MGTS)*
Position: *Chief Accountant*

Period: *2000 - 2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Chief Accountant*

Period: *2001 – up to now*
Organization: *JSC Central Telecommunication Company*
Position: *Chief Accountant*

Period: *2001 – up to now*
Organization: *JSC Central Telecommunication Company*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Sergey V. Pridantsev
Born in: *1967*
Education: *Higher education*

Positions held over the past five years:
Period: *1998 - 2003*
Organization: *Private Joint-Stock Company Lucent Technologies*
Position: *Sales Director*

Period: *2002 - 2003*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Advisor to the General Director*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Commercial Director*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)*

Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Public Joint-Stock Company Russian Telecommunications Network*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Valeriy P. Sychev
Born in: *1947*
Education: *Higher education*
Academic rank: *Assistant Professor*

Positions held over the past five years:
Period: *1998 - 2000*
Organization: *Limited Liability Company Private Security Firm SBB Security*
Position: *Deputy Director – Chief of Guarding*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Elektrosvyaz of the Moscow region*
Position: *Deputy General Director – Head of Security*

Period: *2001 - 2002*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Head of Security*

Period: *2002 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director for Security and Confidentiality Enforcement*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company Smolensksvyazinform*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Tatyana N. Sotskova
Born in: *1958*
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Ministry of Fuel and Energy of the Russian Federation***
Position: ***Chief of Legal Department***

Period: ***2000 - 2001***
Organization: ***Ministry of Power Generation of the Russian Federation***
Position: ***Chief of Legal Department***

Period: ***2001 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Chief of Legal Department***

Period: ***2003 - up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Director of Legal Department***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Science and Technology Center COMSET***
Position: ***member of the audit commission***

Period: ***2003 - up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander V. Haustovich
Born in: *1949*
Education: *Higher education*
Degree in Science: *Ph. D. in technology*
Academic rank: *Assistant Professor*

Positions held over the past five years:
Period: *1998 - up to now*
Organization: *Telecommunications association of the Central Black-Soil region*
Position: *Member of the Management Board*

Period: *1998 - up to now*
Organization: *Private Joint-Stock Company Comincom – Black-Soil*
Position: *Member of the Board of Directors*

Period: *1998 - 2001*
Organization: *Public Joint-Stock Company Voronezhsvyazinform*
Position: *First Deputy General Director*

Period: *2001 - 2002*
Organization: *Public Joint-Stock Company Voronezhsvyazinform (now – Voronezhski subsidiary of JSC CenterTelecom)*
Position: *General Director*

Period: *2002 - 2004*
Organization: *Private Stock Company Cellular Communications of Black-Soil Area*
Position: *Chairman of the Board of Directors*

Period: *2002- up to now*
Organization: *Voronezhsvyazinform - subsidiary of JSC CenterTelecom (as of July 1, 2004 Voronezhski subsidiary of JSC CenterTelecom)*
Position: *Deputy General Director – Director of Voronezhski subsidiary of JSC CenterTelecom*

Period: *2003 - up to now.*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company Teleservice*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company TeleRoss-Voronezh*
Position: *Member of the Board of Directors*

Period: *2004 - up to now*
Organization: *Private Stock Company Cellular Communications of Chernozemie (Black-Soil Area)*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.102933%*
Percentage of the ordinary shares of the issuer: *0.13340 %*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer:
Name: *Private Stock Company Cellular Communications of Chernozemie (Black-Soil Area)*
Interest: *0.75%*

Name: *Limited Liability Company Trunksvyaz*
Interest: *1.923%*

Name: *Limited Liability Company Informsvyaz-Chernozemie (Black-Soil Area)*
Interest: *3.8%*

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him issued by affiliated or daughter companies: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Nikolay V. Mezhuev
Born in: *1962*
Education: *Higher education*

Positions held over the past five years:
Period: *1979 - 1999*
Organization: *Armed Forces of the RF*
Position: *Military man*

Period: *2000 - 2000*
Organization: *Private Joint-Stock Company Teleintercom*
Position: *Deputy General Director*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Elektrosvyaz of the Moscow region*
Position: *Deputy General Director*

Period: *2001 - 2003*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director*

Period: *2002 - up to now*
Organization: *Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 – Private JSC CenterTelecomService of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz*

Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company Elektrosvyaz of the Orel region*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Director of Moscow subsidiary of JSC CenterTelecom*

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 – JSC Elektrosvyaz of the Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: *0.000048%*
Percentage of the ordinary shares of the issuer: *0.000063%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

The person performing the duties of the sole person executive body of the issuer: *Mr. Ruben A. Amaryan*

5.3 Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer.

THE MANAGEMENT BOARD:
Income of all members of the Management Board for 2003: RUR22,751,197.22
Income of members of the Management Board includes their salaries as the Company's employees, and remunerations determined by a decision of the Board of Directors of the Company pursuant to the Regulations on the Board of Directors.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

6.2. Amounts and procedure to determine remunerations and their distributions between the Management Board members shall be determined by a decision of the Board of Directors.

6.3. Members of the Management Board are entitled to take part in option plans established by the Company.

THE BOARD OF DIRECTORS:
The amount of income of all members of the Board of Directors for 2003: RUR9,934,433.00.
According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to

their performance of duties of Regulations on the Board of Directors of JSC CenterTelecom:

7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2 Remunerations paid to members of the Board of Directors consist of an annual and quarterly payments.

7.3 Quarterly remunerations to each members of the Board of Directors are as a percentage of the Company's revenues from sales of merchandise, products, works, services for the reporting period according to accounting reports of the Company.

The Chairman of the Board of Directors is paid remunerations using a multiplier of 1.3.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4 Amount of annual remunerations for the whole Board of Directors is set as

- a percentage of the Company's EBITDA according to financial statements under IAS for the reporting year;
- a percentage of net profit of the Company for the reporting year allocated to dividend payments.

The annual remunerations shall be distributed between all members of the Board of Directors in equal portions.

The annual remuneration of a member of the Board of Directors shall be reduced by 50% if the member took part in less than half meetings of the Board held during the member's term of office.

7.5 The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual and quarterly remunerations.

7.6 Annual remuneration shall be paid to a member of the board of Directors not later than 3 months after expiry of term of office of the Board of Directors in question.

7.7. Members of the Board of Directors who are at the same time members of a committee of the Board of Directors shall be paid a bonus to the quarterly remuneration related to his/her serving as a member of the committee of the Board of Directors in the amount of RUR40 thousand (for serving on each committee), however a member of the Board of Directors cannot serve on more than 2 committees of the Board of Directors.

7.8 Members of the Board of Directors are entitled to take part in option plans established by the Company.

5.4 Structure and powers of the issuer's bodies for control and supervision over financial and business activities.

Structure and terms of reference of bodies for controlling business and financial operations of the issuer

Article 18 (Charter of JSC CenterTelecom)
SUPERVISION OF COMPANY FINANCIAL
AND ECONOMIC ACTIVITY

18.1 In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2 The internal audit commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

18.2.1 The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.
In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.
In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

18.2.2 The following matters are referred to the authority of the internal audit commission:
- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;
- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3 The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.
The Company's financial and economic activity shall also be reviewed:
- at the initiative of the Company's internal audit commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;
- pursuant to a resolution of the Company's Board of Directors;
- pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4 Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activity.

18.2.5 Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3 In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.
The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4 In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

18.4.1 The auditor shall audit the Company's financial and economic activity in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

18.4.2 The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

18.4.3 The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

Information regarding the internal system of control and supervision over financial and business activities of the issuer.

The Internal Control Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 8 employees. All members have higher education professional (in economics) education, and two are certified auditors. Alongside with the department internal audit units are set up in 15 subsidiaries directly reporting to the subsidiary's director.

The department of internal audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities. According to sub-clause 15.4 of the Charter rules of procedure of the internal audit shall be approved by the Management Board of the Company.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its

subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

According to the schedule of work of the department approved by the Board of Directors on March 5, 2004 in 2Q2004 there were 3 checks of financial and business activities (two of which were a comprehensive check) of subsidiaries:

The program of checks of subsidiaries includes all types of activities.

The following employees take part in the checks: experts of the Internal Audit Department, experts of internal audit units in subsidiaries, experts of the General Directorate in various lines of business.

Internal audit units of subsidiaries submit to the Internal Audit Department of the General Directorate a report on the compliance with the work schedule. According to the analysis of the reports on fulfillment of plans for 1H2004 internal audit units and the Internal Audit Department fulfilled their plans for 105.7%.

In the reporting period experts of the Internal Audit Department developed guidelines for conducting audits. Also, experts of the Internal Audit Department take part in development of the master-plan of the Corporate Restructuring Department, Master system based on Oracle E-Business Suite ERP.

In the framework of training of experts of the Company's internal audit units a workshop Expense accounting in capital construction was held in April 2004.

The Company has developed and enacted internal regulations covering rules for handling sensitive, proprietary and confidential information.

5.5 Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company.

Control and internal audit commission

Mr. K. Belyaev

Born in: *1968*
Education: *higher*

Positions held over the past five years:
Period: *1996 - 2001*
Organization: *Public Joint-Stock Company Artelecom*
Position: *Chief accountant*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company Yartelecom*
Position: *member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company Artelecom*
Position: *member of the Board of Directors*

Period: *2003 – 2003*
Organization: *Public Joint-Stock Company Inter-regional bank for development of telecommunications and information*
Position: *member of the Board of Directors*

Period: *2001 – up to now*
Organization: *Public Joint-Stock Company Svyazinvest*
Position: *Chief accountant*

Period: *2003 – up to now*
Organization: *JSC CenterTelecom*
Position: *Chairman of the Audit Commission*

Period: *2003 – up to now*
Organization: *JSC North-West Telecom*
Position: *Member of the Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Moscow City Telephone Network*
Position: *Member of the Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company VolgaTelecom*
Position: *Member of the Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Dalsvyaz*
Position: *Member of the Audit Commission*

Period: *2003 – up to now*
Organization: ***Open Joint-Stock Company Rostelecom***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Lyudmila V. Buryanova

Born in: ***1961***
Education: ***higher education***

Positions held over the past five years:
Period: ***1999 - 2002***
Organization: ***Public Joint-Stock Company Elektrosvyaz of Stavropolski krai***
Position: ***Chief Accountant***

Period: ***2002 - 2003***
Organization: ***Joint-Stock Central Telecommunications Company***
Position: ***Deputy Chief Accountant – Head of Investment Accounting Unit***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Central Telecommunications Company***
Position: ***First Deputy Chief Accountant – Head of Department for Tax and Corporate Accounting and Reporting***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Central Telecommunications Company***
Position: ***Member of the Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Natalia V. Ermolaeva

Born in: ***1971***
Education: ***higher education***

Positions held over the past five years:

Period: ***1999 – 2001***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Chief of analysis and statistics, Department of financial regulation and control***

Period: *2001 – 2003*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief of statistics reports, Department of internal audit and economic analysis*

Period: *2003 – 2003*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief of statistics reports, Department of economic analysis*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief of statistics reports, Department of economic tariff policy*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Mr. Alexander V. Kachurin

Born in: *1968*
Education: *higher education*

Positions held over the past five years:

Period: *1999 - 1999*
Organization: *Voronezh Optical Company Limited Liability Company*
Position: *Manager of Optic Division*

Period: *2000 – 2003*
Organization: *OAO MENATEP SPb, renamed from ZAO Bank Menatep Saint-Petersburg*
Position: *Expert of credit and resource allocation*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Chief of Treasury, Finance Department*

Period: *2004 – up to now*
Organization: *JSC CenterTelecom*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *ZAO ACIB Pochtobank*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *ZAO Eniseytelecom*

Position: *Member of Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Mr. Aleksey E. Kopiev

Born in: *1966*
Education: ***higher education***

Positions held over the past five years:

Period: ***1999 - 2000***
Organization: ***ZAO TASS Luch Telecom***
Position: ***Business Development Director***

Period: ***2000 - 2002***
Organization: ***Arkon TML LLC***
Position: ***Marketing Director***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Chief Expert, Internal Audit of subsidiaries, Internal Audit Department***

Period: ***2004 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***JSC North-West Telecom***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***JSC RTKomm.RU***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***JSC Dagsvyazinform***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***ZAO Telecom-Alania***
Position: ***Member of Audit Commission***

Period: ***2004 – up to now***
Organization: ***Uralcom LLC***

Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *ZAO CenterTelecomService*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *ZAO CenterTelecomService of the Moscow region*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *ZAO SteK GSM*
Position: *Member of Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Irina Prokofieva

Born in: *1968*
Education: *higher*

Positions held over the past five years:
Period: *1998 - 2001*
Organization: *Public Joint-Stock Company Telecominvest*
Position: *expert*

Period: *2001 - 2001*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy chief of Internal Audit and Economic Analysis*

Period: *2001 – 2003*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy Director – chief of internal audit unit, Internal Audit and Economic Analysis*

Period: *2003 – 2004*
Organization: *South-Ural Cellular Phone Limited Liability Company*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Orenburg GSM*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Yugsvyazstroy*

Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Volgogradski GSM*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC TeleRoss-Kubanelektrosvyaz*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Armavir telecommunications Plant*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC CMTO*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Stack GSM*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC South-Siberian Cellular Communications*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Public JSC Lensvyaz*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC RTC-Leasing*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Westelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company Ermak-RMS*
Position: *Member of the Board of Directors*

Period: *2003 – up to now*
Organization: *Public JSC Investitsionnaya Kompania Svyazi*
Position: *Director of Internal Audit Department*

Period: *2003 – up to now*
Organization: *Public JSC North-West Telecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Open JSC Rostelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public JSC Giprosvyaz*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public JSC Moscow City Telephone Network*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public JSC Uralsvyazinform*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public JSC SibirTelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public JSC Southern Telecommunication Company*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC ACIB Pochtobank*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC WestBaltTelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Recuperation facilities Orbita*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Pimtelephone*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *JSC CenterTelecom*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC Startcom*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC Nizhegorodskaya Cellular Communications*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Public JSC Tatincom-T*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Tvertelecom Limited Liability Company*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC Baykalwestcom*
Position: *Member of Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Mr. Kirill Frolov

Born in: *1977*
Education: ***higher***

Positions held over the past five years:
Period: *1997 - 2000*
Organization: *Limited Liability Company Dubrovki*
Position: *Chief accountant*

Period: *2000 - 2001*
Organization: *Company A-Hold*
Position: *auditor*

Period: *2001 – 2001*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *chief expert, internal audit and economic analysis unit*

Period: *2001 – 2003*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *chief of internal audit unit, Department of Internal Audit and Economic Analysis*

Period: *2002 - 2002*
Organization: *Public JSC Amursvyaz*
Position: *Member of the Board of Directors*

Period: *2003 – 2004*

Organization: *Private JSC Tverskaya Cellular Communications*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Public JSC Uralsvyazinform*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Public JSC STC*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Uralvestcom*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Svyazinformkomplekt*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Teleross-Tyumen*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC TyumenRuscom*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Kaliningradskie Mobile Networks*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Transsvyaz*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Private JSC Siberia cellular Systems 900*
Position: *Member of Audit Commission*

Period: *2003 – 2004*
Organization: *Public JSC Svyaz of Komi Republic*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy Director – chief of internal audit of subsidiaries of JSC Svyazinvest, Internal Audit Department*

Period: *2003 – up to now*
Organization: *Private JSC Ermak-RSM*

Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Eniseytelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *JSC CenterTelecom*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *JSC VolgaTelecom*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *JSC Dalsvyaz*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *JSC RTKomm.RU*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC AKOS*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC Recuperation facilities Orbita*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC Volgograd GSM*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC Westelcom*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC RTC-Invest*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Public JSC Tatincom-T*
Position: *Member of Audit Commission*

Period: *2004 – up to now*
Organization: *Private JSC Baykalwestcom*
Position: *Member of Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department

Ms. Lyudmila Dyliaeva

Born in: ***1958***
Education: ***higher***

Positions held over the past five years:
Period: ***1997 – 1999***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Inspector of the audit, internal audit commission***

Period: ***1999 – 2000***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Accountant-controller, accounting, reporting and control unit***

Period: ***2000 – 2001***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Chief of audit, Head Accounting Department***

Period: ***2001 – 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Head of Department of Internal Audit of the General Accounting Office***

Period: ***2003 – 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy head, Accounting Procedures, Methodology and Accounting Department***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

5.6 Remunerations, benefits/reimbursement of expenses of the body supervising financial and business activities of the issuer.

The Charter of JSC CenterTelecom specifies that amount and payment procedure of the remunerations payable to members of the internal audit commission are set forth by Regulations on the audit commission of the Company to be approved by a general meeting of shareholders.

The said Regulations in Article 7 specify that a member of the audit commission shall be paid quarterly remunerations equal to RUR150 thousand to each member in his/her period of serving on the commission.

The chairperson of the audit commission shall be paid the remuneration multiplied by a factor of 1.3.

For the quarter in which elections of the Audit Commission were held remunerations to members of the Audit Commission are paid pro rata the period serving in the quarter.

Remunerations paid to all members of the audit commission in 2003: RUR1,763,049.90.

Remunerations paid to employees of the Internal Audit Department in 2003: RUR1,391,931.31

5.7 Workforce and general information on the issuer's employees and workforce variations

Description	Reporting period
Employees aged under 25, %	8.1 %
Employees aged over 25 but under 35 years, %	26.8 %
Employees aged over 35 but under 55, %	55.1 %
Employees aged over 55, %	10.0 %
Total:	**100%**
of whom:	
having college and/or general education, %	35.8 %
having initial and/or college education, %	41.9 %
having higher professional education, %	22.3 %
having post-graduate professional training, %	0.1 %

Average number of workers (employees) of the issuer, including workers (employees), employed by its subsidiaries and representative offices; and payroll costs and social security.

Description	2Q2004
Average number of employees (less part-time and off the list workers), employees	67,391
Payroll costs, RUR	1,534,988,232
Allocations to social security, RUR	159,696,200
Total amount spent, RUR	1,694,684,432

The number of employees (workers) does not include officers significantly affecting financial and business activities of the issuer (key officers).

Trade-union body is set up in the Company.

A trade-union body is set up in the Company.

5.8 Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer.

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1 Data on the total number of the issuer's shareholders (participants).

Total number of the issuer's shareholders as at the reporting period end: **29,331**

of which nominal holders of the issuer's shares: **37**

6.2 Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder.

6.2.1. Full name of the shareholder: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Abbreviated name: *JSC Svyazinvest*
INN: *7710158355*
Address: *55 Plyuschikha Street, building 2, Moscow, 119121, Russia*
Interest in the legal (charter) capital of the issuer: *38.016537 %*
Percentage of ordinary shares: *50.688489 %*
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:

a) Name of the shareholder: *Ministry of Property Relations of the Russian Federation*
Address: *9 Nikolski Per., Moscow, Russia*
Interest in the legal capital of the issuer's shareholder (participant): *50 % + 1*
Percentage of ordinary shares of the shareholder (participant) of the issuer: *50 % + 1*
Interest in the legal (charter) capital of the issuer: *0 %*
Percentage of ordinary shares: *0 %*

b) Name of the shareholder: *MUSTCOM LIMITED*
Address: *Julia House, 3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.*
Interest in the legal capital of the issuer's shareholder (participant): *25 % + 1*
Percentage of ordinary shares of the shareholder (participant) of the issuer: *25 % + 1*
Interest in the legal (charter) capital of the issuer: *0 %*
Percentage of ordinary shares: *0 %*

c) Name of the shareholder: *Specialized state body established by the government of the Russian Federation - Russian Federal Property Fund*
Address: *9 Leninski Prospect, Moscow, 19049, Russia*
TIN (INN): 7704097841
Interest in the legal capital of the issuer's shareholder (participant): *25 % -2*
Percentage of ordinary shares of the shareholder (participant) of the issuer: *25 % -2*
Interest in the legal (charter) capital of the issuer: *7.193740 %*
Percentage of ordinary shares: *9,591611 %*

6.2.2. Full name of the shareholder: *ING Bank (EURASIA) ZAO (Private Joint-Stock Company)*
Abbreviated name: *ING Bank EURASIA*
INN: *7712014310*
Address: *31 Krasnaya Presnya, Moscow, 123022, Russia*
Interest in the legal (charter) capital of the issuer: *4.630377 %*
Percentage of ordinary shares: *5.071687 %*
(nominal holder)

6.2.3. Full name of the shareholder: *Private Joint-Stock Company Depositary Clearing Company*
Abbreviated name: *ZAO DCC*
INN: *7710021150*
Address: *13 1st Tverskaya-Yamskaya Street, Moscow, 125047, Russia*
Interest in the legal (charter) capital of the issuer: *11.409904 %*
Percentage of ordinary shares: *9.225724 %*
(nominal holder)

6.2.4. Full name of the shareholder: *Specialized state body established by the government - Russian Federal Property*

Fund
INN: *7704097841*
Address: *9 Leninski Prospect, Moscow, 119049, Russia*
Interest in the legal (charter) capital of the issuer: *7.193740 %*
Percentage of ordinary shares: *9.591611 %*

Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer: *no such persons*

6.2.5. Full name of the shareholder: *Private Joint-Stock Company ABN AMRO BANK AO*
Abbreviated name: *ABN AMRO BANK A.O.*
INN: *7703120329*
Address: *17 Bolshaya Nikitskaya Street, building 1, Moscow, 103009, Russia*
Interest in the legal (charter) capital of the issuer: *9.449641 %*
Percentage of ordinary shares: *3.917313 %*
(nominal holder)

6.2.6. Full name of the shareholder: *Private Joint-Stock Company BRUNSWICK UBS NOMINEES*
Abbreviated name: *ZAO BRUNSWICK UBS NOMINEES*
INN: *7711080038*
Address: *2/2 Paveletskaya Square, Moscow, 115054, Russia*
Interest in the legal (charter) capital of the issuer: *8.823040 %*
Percentage of ordinary shares: *4.801415 %*
(nominal holder)

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a special right ("golden share")

No	full name (for a legal entity – for-profit organization) or name (full name of the organization for a legal entity – not-for-profit organization), or first name and surname (for an individual), managing the government/municipal stake on behalf of the Russian Federation, constituent entity of the RF or municipality, who performs the functions of a member (shareholder) of the issuer.	Location	interest in the charter (contributed) capital of the issuer
1.	Specialized state body established by the government - Russian Federal Property Fund	9 Leninski Prospect, Moscow, 119049, Russia	7.193740 %
3.	Property Management Committee of Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0.000106 %
4.	Property Fund of the Kaluga region	2 Stary Torg Square, Kaluga, 248630, Russia	0.000011 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: *no*

6.4 Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer.

According to item 8.12 of the Company's Charter:

In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction involving the acquisition of such shares such shareholder must, within 30 days from date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date of the shares by such shareholder.

According to the Russian Federation Law On competition and limitation of monopolistic activities on commodity markets there are following restrictions applicable to dealings with outstanding issued securities of the issuer on OTC market: "based on an application of a legal entity or a natural person and subject to a consent of a federal anti-monopoly body given in advance, an individual (a group of individuals) may acquire shares (units) carrying voting rights in the legal capital of a business entity giving the person (the group of individuals) the right to control over 20% of the said shares (units)."

There are no restrictions on foreign participation in the legal capital of the issuer.

There are no other limitations applicable to having an interest in the legal (contributed) capital of the issuer.

6.5 Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares.

	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **March 25, 1999***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	DCL-KF Corporation	5.82 %	2.72 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2000***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.45 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %

2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.93 %	0.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 23, 2004***			
1.	Specialized state body established by the government of the Russian Federation - Russian Federal Property Fund	7.193740%	9.591611%
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi	38.016537%	50.688489%
3.	PROTSVETANIE HOLDINGS LIMITED	5.099188%	2.152785%

6.6 Information regarding transactions concluded by the issuer where self-interest existed (related party deals).

Total value of the closed related party deals: around RUR8,402,512.24 (the price of deal (2) is not included, as the monthly rental under the deal totals RUR661,950).

1) Lease contract for non-living premises with JSC Moscow City Telephone Network

- the Board of Directors of JSC CenterTelecom
- The related party deal
- V. Yashin as the Chairman of the Board of Directors is an interested party in the deals (as a member of the Board of Directors of JSC Moscow City Telephone Network), Mr. R. Amaryan as a non-independent director, Mr. A. Lopatin as a member of the Board of Directors and an interested party in the closing of the deal (as a member of the Board of Directors of JSC Moscow City Telephone Network).
- The Contract subject-matter: lease of non-living premises.
- JSC CenterTelecom and JSC Moscow City Telephone Network

- Total amount of annual rent is USD64,188 inclusive of VAT
- **Effective as of signing.**
- Lease period: from January 1, 2004 through December 25, 2004

The decision to approve the deal with JSC MGTS was passed by the Board of Directors of JSC CenterTelecom: minutes #32 of April 14, 2004.

2) Lease of physical circuits with OJSC Rostelecom

- the Board of Directors of JSC CenterTelecom.
- The related party deal
- Mr. R. Amaryan as a non-independent director, Mr. V. Yashin as a member of the Board of Directors is an interested party in the deal (as a member of the Board of Directors of OJSC Rostelecom), Mr. S. Avdiants as a member of the Board of Directors is an interested party in the closing of the deal (as a member of the Board of Directors of OJSC Rostelecom), Mr. V. Belov as a member of the Board of Directors is an interested party in the closing of the deal (as a member of the Board of Directors of OJSC Rostelecom), Mr. A. Lopatin as a member of the Board of Directors an interested party in the closing of the deal (as a member of the Board of Directors of OJSC Rostelecom)
- The deal subject-matter: lease of physical circuits
- JSC CenterTelecom and OJSC Rostelecom
- One-time payment for provisioning of two wires is RUR7,200 (exclusive of VAT), the monthly rental for provided physical circuits is RUR661,950 (plus VAT).
- Effective as of signing.
- the lease term is unspecified.
- The decision to approve the deal with OJSC Rostelecom was passed by the Board of Directors of JSC CenterTelecom: minutes #34 of April 28, 2004.

3) Sale-purchase contract of shares of ZAO Vladimir teleservice with JSC Central Telegraph

- the Board of Directors of JSC CenterTelecom.
- The related party deal
- Mr. R. Amaryan as a non-independent director, Mr. V. Belov as a member of the Board of Directors is an interested party in the closing of the deal (as a member of the Board of Directors of JSC Central Telegraph), Mr. A. Lopatin as a member of the Board of Directors an interested party in the closing of the deal (as the Chairman of the Board of Directors of JSC Central Telegraph), Mr. G. Finger as a member of the Board of Directors is an interested party in the closing of the deal (as a member of the Board of Directors of JSC Central Telegraph).
- The deal subject-matter: acquisition of 11,000 shares accounting for 50% of the charter capital of ZAO Vladimir Teleservice.
- JSC CenterTelecom and JSC Central Telegraph.
- The value of the deals is RUR2,922,040.
- Effective as of signing.
- The term is until all obligations of the parties are met in full.
- The decision to approve the deal with OJSC Rostelecom was passed by the Board of Directors of JSC CenterTelecom: minutes #38 of May 21, 2004.

4) Survey and design contract with JSC Giprosvyaz

- the Board of Directors of JSC CenterTelecom.

- The related party deal
- JSC Svyazinvest owning over 20% of voting shares of JSC CenterTelecom, also owns over 20% of voting shares of JSC Giprosvyaz.
- the Contract subject-matter: survey and development of a system design.
- JSC CenterTelecom and JSC Giprosvyaz
- Total contract value is RUR3,586,926.24 inclusive of VAT
- Effective as of signing.
- Work completion date: before June 30, 2004

The decision to approve the deal with JSC Giprosvyaz was made by the Board of Directors of JSC CenterTelecom, Minutes #41 of June 10, 2004

6.7 Accounts receivable

Accounts receivable (as on June 30, 2004). RUR in thousands

	Break-down falling due periods					Total
Type of accounts receivable	0-45 days	45-90 days	90-180 days	180-360 days	Over 360 days	
Accounts receivable, total Of which:	3,140,066	31,574	22,755	39,597	56,801	3,290,792
Overdue, total	620,448				-	6,204,48
Customers and buyers	1,327,769	7,124	-	-	288	1,335,181
Bills of exchange receivable	-	-	-	-	-	-
Debt of daughter and affiliated companies	-	-	-	-	-	
Debt of participants (founders) with respect to contributions to the charter capital	-	-	-	-	-	-
Advance payments made	160,188	7,085	11,306	11,086	25,131	214,796
Other debtors	1,079,289	2,358	2,835	4,504	31,382	1,120,368

The figures are less doubtful debt provisions.

In 1H2004 Private JSC Zagorodny Telecom (Country Telecom) accounted for receivables totaling RUR527,646 thousand, or over 10% of the total accounts receivable (RUR4,624,978 thousand).

Full name of the debtor: Private Joint-Stock Company Zagorodny Telecom

Abbreviated name: ZAO Zagorodny Telecom

Overdue accounts receivable: no

The debtor is not affiliated to the Company.

VII. Accounting reports/financial statements of the issuer

7.1 Annual financial statements of the issuer.

Annual financial statements of JSC CenterTelecom for 2003 are attached as Annex 1 to the quarterly report.

7.2 Quarterly financial statements of the issuer for the last ended reporting quarter.

Quarterly financial statements of JSC CenterTelecom for 2003 are attached as Annex 2 to the quarterly report.

7.3 Consolidated financial statements of the issuer for the last full fiscal year.

Consolidated financial statements were not compiled as there was no request of the majority shareholder – JSC Svyazinvest.

7.4 Total value of export and export share in the total sales volume.

JSC CenterTelecom does not sell its services beyond the territory of the Russian Federation.
The market for sales of JSC CenterTelecom services is regions of the Russian Federation.

7.5 Information regarding significant changes in the issuer's property after the end of the last full fiscal year.

There were no significant (in excess of 5% of asset value of the Company) changes in the immovable property of the issuer.

In the total value of the immovable property the value of telecommunications facilities (cable ducts, linear plant) is specified. It should be noted that in the scope of telecommunications facilities the list of items to be registered by the government is not definitively finalized yet, nor are the registration arrangements. Article 7 of the Federal Telecommunications Act stipulates that specifics of the state registration of telecommunications facilities shall be set forth by the government of the Russian Federation. According to item 21 of the Russian Government executive order of December 4, 2003 #1776-r it is planned to draft a legal act On specifics of the state registration of ownership rights and other property rights for linear and cable plant in 2Q2004. The said legal act has not been passed yet.

7.6 Information about litigations involving the issuer that may materially affect its financial and business operations.

Over the three years preceding the end of the reporting quarter the Company did not take part in litigations that may materially affect financial and business activities of the Company.

VIII. Additional information about the issuer and outstanding securities issued by it

8.1 Additional information about the issuer.

8.1.1 Legal (charter) capital of the issuer: amount and structure.

Amount of the issuer's legal capital as of the end of the last reporting quarter: RUR *631,199,896.5*

Breakdown of the legal capital by categories of shares:

Ordinary shares:

total nominal value: RUR*473,402,049.9*

percentage of the legal capital: *75.000337 %*

Preference shares:

total nominal value: RUR*157,797,846.6*

percentage of the legal capital: *24.999663 %*

Level I American Depositary Receipts (ADRs) Program issued for underlying ordinary shares of JSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission. One ADR represents 100 ordinary shares of the Company. As of the end of the reporting quarter outstanding ADRs represented about 0.54% of local ordinary shares of the Company.

JPMorgan Chase Bank (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom) is the depositary bank for the ADR program of the Company. Deposit Agreement between JSC CenterTelecom, JPMorgan Chase bank and holders of the ADRs was concluded on September 4, 2001, as revised and amended on December 10, 2001.

Permits for outstanding shares overseas are issued according to Ordinance of FCSM of Russia #03-17/ps of April 1, 2003.

FCSM permit to accept the Company shares for overseas trading was granted:

- *August 16, 2001 # 702-r for Level I ADR Program for 334,185 underlying ordinary shares of the Company;*
- *March 18, 2002 #323/r for Level I ADR Program for 334,185,000 underlying ordinary shares of the Company (due to share split);*
- *December 24, 2002 # 1818/r for Level I ADR Program for trading 802,000,000 underlying ordinary shares of the Company (due to joining of 16 telecom companies of the Central region to Joint-Stock Central Telecommunication Company).*

At the moment there are no market-makers arranging trading to ensure transfer of securities of a foreign issuer certifying rights with respect of the issuer's shares.

8.1.2 Changes in the legal capital of the issuer

Value of the legal capital as at January 1, 1998, RUR	618,631 (denominated in new roubles))
Breakdown of the legal capital by share type	Ordinary shares: total nominal value, RUR: *451,601 (new rouble denominated)* percentage of the legal capital: *73.00006 %* **Preference shares Class B:** total nominal value, RUR: *12,372 (new rouble denominated)* percentage of the legal capital: *1.9999 %* Preference shares Class A: total nominal value, RUR:154,658 *(new rouble denominated)* percentage of the legal capital*: 25.00004 %*
The issuer's governing body which made a decision to	*Annual general meeting of shareholders of Joint-Stock*

change the issuer's legal capital	*Company Elektrosvyaz of the Moscow region*
Date and number of the minutes of the meeting (session) of the issuer's governing body at which the decision to change the issuer's legal capital was passed.	*17.05.1996 Minutes # 2*
Amount of the legal capital, RUR	*185,589,300*
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR*135,480,300* percentage of the legal capital: *73.00006 %* **Preference shares Class B:** total nominal value, RUR*3,711,600* percentage of the legal capital: *1.9999 %* **Preference shares Class A:** total nominal value, RUR*46,397,400* percentage of the legal capital: *25.00004 %*
The issuer's governing body which made a decision to change the issuer's legal capital	Board of Directors of Joint-Stock Central Telecommunication Company
Date and number of the minutes of the meeting (session) of the issuer's governing body at which the decision to change the issuer's legal capital was passed.	**29.07.2002 Minutes # 6**
Legal capital, RUR	*631,199,896.5*
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR*473,402,049.9* percentage of the legal capital: *75.000337 %* **Preference shares Class A:** total nominal value, RUR*157,797,846.6* percentage of the legal capital: *24.999663 %*

8.1.3. Allocations to and making use of the reserves and other funds of the issuer

Article 10 (Charter of the Company) Company Funds

10.1. A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.
The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.
The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.
The reserve fund may not be used for other purposes.

In 2Q2003 the Company allocated RUR31,560 thousand (5% of the legal capital amount) to the reserves. In 3Q2003 a doubtful debt reserve to cover doubtful accounts receivable totaled to RUR973,167 thousand.

In 1H2004 doubtful debt provisions with respect to accounts receivable totaled RUR1,334,186 thousand.

10.2. Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 of the Charter other funds within the Company may be created, including a Shareholding Fund for Company employees.
Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.
Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to such fund.
The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.
In 2Q2004 the reserves were not used for any purpose. The doubtful debt provisions in 2Q2004 were used to cover doubtful accounts receivable in the amount of RUR5,655 thousand.

8.1.3. Allocations to and making use of the reserves and other funds of the issuer

Article 10 (Charter of the Company) Company Funds

10.1. A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.

The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.

The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.

The reserve fund may not be used for other purposes.

In 2Q2003 the Company allocated RUR31,560 thousand (5% of the legal capital amount) to the reserves. In 3Q2003 a doubtful debt reserve to cover doubtful accounts receivable totaled to RUR973,167 thousand.

10.2. Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 herein other funds within the Company may be created, including a Shareholding Fund for Company employees.

Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.

Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to such fund.

The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.

8.1.4 Convening and conducting meetings (sessions) of the issuer's supreme governing body

The issuer's supreme governing body: General meeting of shareholders

Serving notice of a meeting of the issuer's supreme governing body:

1) Notice of holding a general meeting of shareholders shall be given at least 20 days prior to the meeting and notice of meeting with a reorganization issue on the agenda shall be given for at least 30 days before the meeting.

If election of the Board of Directors is put on the suggested agenda of an extraordinary meeting, notice of the extraordinary meeting shall be given at least 50 days prior to the meeting.

Notice of a general meeting of shareholders shall be sent to each person named in the list of shareholders entitled to take part in the general meeting of shareholders by registered mail or handed over to each of the said persons in person with a signed receipt, or published by the Rossiiskaya Gazeta.

2) Notice of a general meeting of shareholders shall specify:

the full corporate name and domicile of the Company;

the form of conducting the meeting (a meeting or voting by mail (absentee voting));

date, venue and the time of holding a general meeting of shareholders and mailing address to send filled out ballots, or in the case of voting by mail the cut-off date of accepting ballots and the address for sending filled out ballots;

start time of the registration of attendees (representatives) taking part in the meeting;

the record date (date of finalizing the list of persons entitled to take part in the general meeting of shareholders);

the agenda of the general meeting of shareholders;

procedure of confirming powers of representatives of persons entitled to take part in the general meeting of shareholders;

arrangements for reviewing information (materials) to be provided to those entitled to take part in the general meeting before the meeting and address (addresses) where the information can be reviewed, (the address of the sole person executive body of the Company, and addresses of other locations where the information (materials) will be provided).

3. Notice to shareholders of a general meeting of shareholders which agenda suggests voting on issues that may entail creation of a right to demand a share repurchase by the Company, in addition to the information mentioned in par. 4.2, should indicate the following:

a reminder that shareholders-owners of ordinary shares of the Company have the right to demand a repurchase by the Company of the shares owned by such shareholders, if they voted against the passed decision or did not take part in voting on these issues;

share price and repurchase procedure.

4. Notice to shareholders of an extraordinary general meeting of shareholders which agenda suggests election of the

Board of Directors of the Company in addition to the information mentioned in par. 4.2 above should specify the dates and procedure of nominating candidates to the Company's Board of Directors by shareholders (a shareholder) owning on aggregate at least 2% of voting shares of the Company.

5. Besides the information specified in par. 2-4, notice of a general meeting of shareholders may provide other information regarding shareholders' participation in the general meeting of shareholders.

Individuals (bodies) empowered to convene (demand convening) an extraordinary meeting (session) of the issuer's supreme governing body and a procedure of filing (making) such demands:

- the Board of Directors on its own initiative;
- request of the Company's Audit Commission,
- request of the Company's auditor,
- request of shareholders (a shareholder) owning at least 10% of voting shares of the Company as at the date of making the request.

Procedure of setting the date of the meeting (session) of the issue's supreme governing body:
Setting the date and definition of the procedure of conducting a general meeting of shareholders shall be an exclusive power of the Board of Directors, in accordance with Article 47 of the Federal Law On Joint-Stock Companies.

1) An annual general meeting of shareholders shall be held not earlier than 4 months and not later than 6 months after the relevant fiscal year end.

2) An extraordinary general meeting of shareholders to convened at the request of the Audit Commission, the Company's auditor or shareholders (a shareholder) owning on aggregate at least 10% of the Company voting shares shall be held within 40 days from making the request to convene an extraordinary meeting of shareholders.

3) An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.

4) In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting

5) Except as specifically stated in par. 4 above, an extraordinary general meeting of shareholders to be convened pursuant to a decision of the Board of Directors of the Company on its own initiative for resolving any matters in the power of a general meeting of shareholders, including the following:

- early termination of powers of the Board of Directors and election of the Board of Directors of the Company (if the Board membership is less than the quorum for holding the Board meetings),
- election of the Board of Directors (if the Board of Directors was not elected for any reason);

shall be held at the date set by the Board of Directors of the Company in compliance with effective legislation and the Company Charter.

Persons entitled to put issues on the agenda of a meeting (session) of the issuer supreme governing body, and procedure of making such proposals:

Shareholders – owners of at least 2% of the Company voting shares have the right to put issues on a shareholders' meeting agenda.

1. Proposals on putting issues on the agenda of an annual general meeting of shareholders and nominating candidates for the bodies of the Company elected by a general meeting of shareholders can be made and requests to convene an extraordinary general meeting filed by way of:

sending by mail to the address (location) of the sole person executive body of the issuer specified in the unified state register of legal entities;

handing over with a signed delivery confirmation to the person performing the duties of the sole person executive body of the Company, the Chairman of the Board of Directors, the Corporate Secretary or other person authorized to accept documents in writing addressed to the Company;

sending a facsimile message.

2. Proposals on putting issues on the agenda of a general meeting of shareholders and nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders shall contain information identified in Article 53 of the Federal Law On Joint-Stock Companies. A request to hold an extraordinary general meeting shall contain information identified in Article 55 of the Federal Law On Joint-Stock Companies. A proposal on nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders, contained in a request to convene an extraordinary general meeting of shareholders shall comply with provisions of Article 53 of the Federal Law On Joint-Stock Companies.

3. A proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, and a request to convene an extraordinary general meeting of shareholders shall be deemed to have been received from the shareholders, who (whose representatives) signed them.

4. The percentage of the voting shares owned by the shareholder (shareholders) putting forward a proposal for the agenda of an annual general meeting of shareholders and/or nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders shall determined as at the date of making such proposal.

The percentage of voting shares owned by the shareholder (shareholders) requesting to convene an extraordinary general meeting of shareholders shall be determined as at the date of filing such request.

5. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders is signed by a representative of a shareholder a power of attorney (a copy thereof certified as required) containing data about the shareholder and his/her representative shall be attached to such proposal (request), the personal details provided being in compliance with requirements of the Federal Law On Joint-Stock Companies regarding the data to be contained in the power of attorney for voting by proxy executed in accordance with stipulations of the Federal Law on Joint-Stock Companies regulating execution of a power of attorney for voting by proxy.

6. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders is signed by a shareholder (a shareholder's representative) whose shareholding rights are registered on a depo account with a depositary a statement of the shareholder's depo account with the depositary maintaining the register of rights for such shares shall be attached to such proposal (request).

7. During preparation of a general meeting when candidates for the Board of Directors, the Audit Commission of the Company are nominated a proposal may be accompanied by consent in writing of the nominated candidate and information about the candidate to be provided to persons entitled to take part in the general meeting of shareholders.

8. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders was sent by mail, the date of putting such proposal shall be the stamp date on the seal confirming the posting of the dispatch.

If a request to convene an extraordinary general meeting was sent by ordinary mail or other ordinary dispatch the date of filing such request shall be the date the stamp date on the seal confirming the delivery of the dispatch, and if a request to convene an extraordinary general meeting was sent by registered mail or other registered dispatch – the date of handing it in to the addressee with a signed confirmation.

9. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders was handed in with a signed confirmation the date of handing in shall be

the date of making the proposal/request.

10. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders was sent by a facsimile transmission the date of making the proposal or filing the request shall be the date of receipt of the transmission by the Company determined as described in the paragraph below.

A facsimile transmission containing a proposal or request shall be sent at the fax number of the Company and received by the Company before the end of official business day established at the Company. The copy of the transmitted facsimile message shall bear the name of person sending the message, date and time of the transmission and the name of the person who received the transmission. The person sending the message shall request acknowledgement of receipt and the person who received the message shall acknowledge the receipt by sending a return facsimile message.

Upon receipt by the Company of the original proposal or request sent by a facsimile transmission the date of making the request or filing the request shall be the date of receipt by the Company of the facsimile message.

11. The Company's Board of Directors must review the made proposals for the agenda of an annual general meeting of shareholders or proposal on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders and pass relevant decisions not later than 5 days after cut-off date for making proposals set in the Company's Charter.

Proposals on putting issues on the agenda of a general meeting of shareholders, or nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders received by the Company after the cut-off date for review of proposals shall also be reviewed by the Board of Directors as stipulated by the effective legislation.

12. Proposals on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or requests to convene an extraordinary general meeting of shareholders may be called off by the those who made the proposals and filed the requests. The date of receipt by the Company of such withdrawal shall be the date of receipt by the Company of a mailed letter, the date of handing in the withdrawal, or the date of receipt by the Company of the facsimile transmission.

Persons entitled to review the information (materials) provided during preparation and conduct of a meeting (session) of the supreme governing body of the issuer, and procedure of reviewing the information:

A list of persons entitled to participate in a general meeting of shareholders shall be compiled on the basis of entries in the register of shareholders of the Company.

Procedure of reviewing the information provided during preparation for a general meeting of shareholders:

- at the location of the executive bodies of the Company;
- during the general meeting of shareholders at the venue of the meeting;
- at other sites specified in the notice of the shareholders' meeting;
- at a shareholder's request within no more than 5 days,
- on the premises at the address of the sole person executive body: 6 Degtiarny Per., building 2, office 513, Moscow, Russia

8.1.5 Information regarding commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares.

Name: ***Limited Liability Company MobilCom***

Abbreviated name: ***MobilCom LLC***

Address: ***17 Mira Street, Vladimir, 600017, Russia***

Mailing address: ***40 Gorkogo Street, Vladimir, 600017, Russia***

INN: *3302015376*

The issuer's interest in the legal entity's legal capital: ***100 %***

The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander G. Udilov (1955)

Members of the collective executive body of the organization in question:

No collective executive body

Name: ***Limited Liability Company Telecom-Stroy***
Abbreviated name: ***LLC Telecom-Stroy***
Address: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
Mailing address: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
INN: *3731033134*
The issuer's interest in the legal entity's legal capital: 100 %
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Oleg I. Shepelev (1950)
Born in: ***No information available in the Company***

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Teleport-Ivanovo (TPI)***
Abbreviated name: ***Teleport Ivanovo LLC***
Address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
Mailing address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
INN: *3731029642*
The issuer's interest in the legal entity's legal capital: *100 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander A. Kopytin (1971)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Telecom-Terminal***
Abbreviated name: ***Telecom-Terminal LLC***
Address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***
Mailing address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***
INN: *3731033198*

The issuer's interest in the legal entity's legal capital: *100 %*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey L. Tikhonov (1967)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Vlad Page***

Abbreviated name: ***Vlad Page LLC***

Address: ***42 Gorkogo Street, Vladimir, Russia***

Mailing address: ***42 Gorkogo Street, Vladimir, Russia***

INN: *3328414576*

The issuer's interest in the legal entity's legal capital: *75 %*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

No business is done by the entity. The annual meeting of members of VladPage LLC decided to wind up the company (Minutes of May 31, 2004). The liquidation commission of the following 8 members was elected:

1. Mr. A. Korovin
2. Mr. A. Udilov
3. Ms. O. Antonova
4. Ms. Yu. Markina
5. Ms. Yu. Bondareva-Mitiay
6. Mr. M. Romanov
7. Ms. E. Privalova
8. Mr. L. Dzhusoev

Name: ***Public Joint-Stock Company Russian Telecommunications Network***

Abbreviated name: ***JSC RTS***

Location: ***2/15 Maroseyka Street, Moscow, 101000, Russia***

Mailing address: ***108 Profsoyuznaya Street, Moscow, 117437, Russia***

INN: 7709029010

The issuer's interest in the legal entity's legal capital: *88.45 %*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

1. Viktor A. Polischuk (1938) – Chairman of the Board of Directors
2. Sergey V. Biryukov (1956)
3. Vyacheslav E. Kamnev (1968)
4. Ruben A. Amaryan (1949)
5. Ella M. Zhuravleva (1961)
6. Vladimir V. Kozin (1970)
7. Aleksey A. Lokotkov (1950)

8. Sergey V. Nazarov (1971)
9. Sergey V. Pridantsev (1967)

The person performing duties of the sole person executive body (year of birth):

Sergey V. Biryukov (1956)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: Private Joint-Stock Company *CenterTelecomService*
Abbreviated name: *ZAO CenterTelecomService*
Address: ***23 Proletarskaya Street, room 101, Khimki, Moscow region, 141400, Russia***
Mailing address: ***3 Dmitrovski Per., building 1, Moscow, 130031, Russia***
INN: *5047053920*
The issuer's interest in the legal entity's legal capital: *75 %*
Percentage of the owned voting shares: *75%*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (year of birth):
Mr. Ruben A. Amaryan (1949) – Chairman of the Board of Directors
Mr. Aleksey A. Lokotkov (1950)
Mr. Sergey V. Pridantsev (1967)
Ms. Ella M. Zhuravleva (1961)
Mr. Vladimir. V. Kozin (1970)
Mr. Sergey L. Presnyakov (1959)
Mr. Ruslan V. Kryazhev (1967)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir V. Molchanov (1960)

Members of the collective executive body of the organization (year of birth);

Member of the Management Board:
Sergey Pridantsev (1967)
Nikolay Mezhuev (1962)
Maksim Pegasov (1966)
Vladimir Kondratov (1969)
Vladimir Molchanov (1960) – Chairman of the Management Board

Name of the entity: ***Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga***
Abbreviated name: ***Svyaz-Service-Irga LLC PVP***
Address: ***21 Esenina Street, Ryazan, 390046, Russia***
Mailing address: ***20 Lermontovskaya Street, office 13, Ryazan, 390046, Russia***
INN: *6231010582*
The issuer's interest in the legal entity's legal capital: *70 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander V. Boytsev (1955)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Limited Liability Company Vladimirski Payphone***
Abbreviated name: ***Vladimirski Payphone LLC***
Address: ***32-a Stroiteley Street, Vladimir, Russia***
Mailing address: ***32-a Stroiteley Street, Vladimir, Russia***
INN: ***3302019910***
The issuer's interest in the legal entity's legal capital: ***51 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir I. Yurkin (1951)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Private Joint-Stock Company Moscow Telecommunications Company/ Private Joint-Stock Company CenterTelecomService of the Moscow region***
Abbreviated name: ***ZAO CTCS MO***

Address: ***1a Kolomenski Proezd, Moscow, 115446, Russia.***
Mailing address: ***33 Akademika Volgina Street, office 143, Moscow, 117437, Russia***
INN: ***7724020780***
The issuer's interest in the legal entity's legal capital: ***51 %***
Percentage of the owned voting shares: ***51 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (the year of birth):
Mr. Sergey V.Biryukov (1956)
Mr. Andrey V. Galaev (1962)
Mr. Nikolay V. Mezhuev (1962)
Mikhail A. Medrish (1953)
Mr. Viktor A. Polischuk (1938)
Mr. Sergey V. Nazarov (1971)

The person performing the duties of the sole person executive body (specify the year of birth):

Mikhail A. Medrish (1953)

Members of the collective executive body of the organization (specify the year of birth):

Members of the Management Body:
Mikhail A. Medrish (1953) – Chairman of the Management Board
Vladimir Kondratov (1969)
Vladimir V. Molchanov (1960)

Maksim A. Pegasov (1966)
Konstantin N. Shadrin (no data available)

Entity's name: ***Private Joint-Stock Company Telecom of the Ryazan region***
Abbreviated name: ***Private JSC Telecom of the Ryazan region***
Address: ***36 Svobody Street, Ryazan, 390006, Russia***
Mailing address: ***33 Uritskogo Street, Ryazan, 390000, Russia***
INN: ***6231027018***
The issuer's interest in the legal entity's legal capital: ***50.9 %***
Percentage of the owned shares: ***50.9 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth) (specify the year of birth):
Mr. Vladimir N. Shevnev (1941) – Chairman of the Board of Directors
Mr. Ivan F. Nikanorov (1935)
Mr. Vladimir I. Veretennikov (1952)
Mr. Vladislav N. Shatilov (1959)
Ms. Lyudmila A. Arzhannikova (1960)
Mr. Andrei L. Kostromtsov (1961)
Mr. Maksim A. Pegasov (1966)
Ms. Natalia A. Sudareva (1958)
Mr. Yuri A. Chemerikin (1954) – Chairman of the Board of Directors

The person performing duties of the sole person executive body (year of birth):
Ms. Olga V. Shapkina (1959)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company TeleRoss-Voronezh***
Abbreviated name: ***Private JSC TeleRoss-Voronezh***
Address: ***35 Prospect Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia***
INN: ***3666062774***
The issuer's interest in the legal entity's legal capital: ***50 %***
Percentage of the owned voting shares: ***50 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Alexander G. Kudryavtsev (1954)
Mr. Alexander V. Haustovich (1949) – Chairman of the Board of Directors
Ms. Natalia A. Sudareva (1958)
Mr. Andrey E. Patoka (1969)
Mr. Vasiliy M. Petrov (1956)
Ms. Vera V. Kuzovkina (1970)

The person performing duties of the sole person executive body (year of birth):

Mr. Anatoliy G. Yurochkin (1946)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Vladimir Teleservice***
Abbreviated name: ***Private JSC Vladimir Teleservice***
Address: ***20 Gorokhovaya Street, Vladimir, 600017, Russia***
Mailing address: ***45a Krasnoarmeyskaya Street, Vladimir, 600021, Russia***
INN: ***3328407272***
The issuer's interest in the legal entity's legal capital: ***50 %***
Percentage of the owned voting shares: ***50 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Andrey G. Andreev (1970)
Mr. Anatoli E. Brekhov (1952) – Chairman of the Board of Directors
Ms. Elena K. Sidorovich (1957)
Ms. Irina Yu. Kashentseva (1969)

The person performing duties of the sole person executive body (year of birth):

Mr. Andrey G. Andreev (1970)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Cellular Communications Of Black-Soil Area (Chernozemie)***
Abbreviated name: ***ZAO Cellular Communications Of Black-Soil Area***
Address: ***35 Prospect Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN: ***3666016619***
The issuer's interest in the legal entity's legal capital: ***45 %***
Percentage of the owned voting shares: ***60 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Alexander V. Haustovich (1949) – Chairman of the Board of Directors
Mr. Yuri V. Arapov (1962)
Mr. Grigoriy N. Kuzmenko (1953)
Mr.Valeriy G. Nikolaev (1943)
Mr. Andrey V. Sinelschikov (1955) – Chairman of the Board of Directors
Mr. Alexander G. Zavyalov (1966)
Mr. Sergey V. Pridantsev (1967)
Mr. Yuri A. Khromov (1957)

The person performing duties of the sole person executive body (year of birth):

Mr. Valeriy V. Murzin (1961)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: *Private Joint-Stock Company Kaluzhskaya Cellular Communications*

Abbreviated name: *Private JSC KSC*

Address: *38 Teatralnaya Street, Kaluga, 248600, Russia*

Mailing address: *85 Nikitina Street, building 2, Kaluga, 248600, Russia*

INN: *4027019302*

The issuer's interest in the legal entity's legal capital: *42 %*

Percentage of the owned voting shares: *42 %*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Maksim A. Pegasov (1966)

Mr. Petr N. Martyshechkin (1956)

Mr. Kirill Yu. Barov (1962)

Ms. Svetlana N. Golubeva (1965) – Chairperson of the Board of Directors

Mr. Andrey V. Sinelschikov (1955)

The person performing duties of the sole person executive body (year of birth):

Viktor V. Kuksinski (1957)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: *Private Joint-Stock Company Ryazanskaya Cellular Communications*

Abbreviated name: *Private JSC Ryazanskaya Cellular Communications*

Address: *4 Televizionnaya Street, Ryazan, 390011, Russia*

Mailing address: *4 Televizionnaya Street, Ryazan, 390011, Russia*

INN: *6230008213*

The issuer's interest in the legal entity's legal capital: *40 %*

Percentage of the owned voting shares: *40 %*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Sergey V. Pridantsev (1967)

Mr. Valeriy P. Vanyukhin (1962)

Ms. Svetlana N. Golubeva (1965) – Chairperson of the Board of Directors

Mr. Bulat I. Timerbulatov (1956)

Mr. Andrey V. Konstantinov (1963)

The person performing duties of the sole person executive body (year of birth):

Mr. Boris N. Trusov (1969)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: *Private Joint-Stock Company Smolenskaya Cellular Communications*

Abbreviated name: *Private JSC Smolenskaya Cellular Communications*

Address: *6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia*

Mailing address: *13 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia*

INN: *6730011687*

The issuer's interest in the legal entity's legal capital: *40 %*

Percentage of the owned voting shares: *40 %*

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Igor N. Goldobin (1969)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Private Joint-Stock Company Tverskaya Cellular Communications***
Abbreviated name: ***Private JSC Tverskaya Cellular Communications***
Address: ***52 Radischeva Street, Tver, 170000, Russia***
Mailing address: ***52 Radischeva Street, Tver, 170000, Russia***
INN: ***6905012941***
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the owned voting shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Evgeni I. Savenkov (1946)
Mr. Andrey V. Sinelschikov (1955)
Mr. Yuri A. Khromov (1957) – Chairman of the Board of Directors
Mr. Vitali S. Kostenko (1944)
Mr. Aleksey A. Lokotkov (1950)

The person performing duties of the sole person executive body (year of birth):

Mr. Vitali S. Kostenko (1944)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Bryanskie Cellular Networks***
Abbreviated name: ***Private JSC Bryanskie Cellular Networks***
Address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
Mailing address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
INN: *3234027405*
The issuer's interest in the legal entity's legal capital: *34.4 %*
Percentage of the owned voting shares: *34.4 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Vasili A. Gapeenko (1952)
Andrey V. Galaev (1962)
Vadim A. Belyavski (1972)
Vasiliy V. Zhdanov (1949)
Svetlana N. Golubeva (1965)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander F. Vasilyev (1951)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Belgorodskaya Cellular Communications***
Abbreviated name: ***Private JSC Belgorodskaya Cellular Communications***
Address: ***3 Revolution Square, Belgorod, 384000, Russia***
Mailing address: ***35 Kostyukova Street, Belgorod, 380024, Russia***
INN: *3124017556*
The issuer's interest in the legal entity's legal capital: *30 %*
Percentage of the owned voting shares: *30 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Igor N. Goldobin (1969)

Members of the collective executive body of the organization in question (the Management Board):

No collective executive body.

Entity's name: ***Limited Liability Company Rating***
Abbreviated name: ***Rating LLC***
Address: ***123 Lenina Prospect, office 403, Obninsk, Kaluga region, 249035, Russia***
Mailing address: ***123 Lenina Prospect, office 403, Obninsk, Kaluga region, 249035, Russia***
INN: *4025024762*
The issuer's interest in the legal entity's legal capital: *29.39 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Vasili V. Mosolov (1952)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Public Joint-Stock Company Telecommunications Company Rinfotels***
Abbreviated name: ***JSC TC Rinfotels***
Address: ***43 Esenina Street, Ryazan, 390023, Russia***
Mailing address: ***43 Esenina Street, Ryazan, 390011, Russia***
INN: *6231009386*
The issuer's interest in the legal entity's legal capital: *26 %*
Percentage of the owned voting shares: *26 %*
The interest of the commercial organization in the issuer's legal capital – 0.001089%
Percentage of the issuer's ordinary shares owned by the commercial organization – 0.00145%

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Sergey V. Bobylev (1961)
Mr. Igor M. Maysels (1954)
Mr. Valeriy P. Melkov (1945)
Ms. Elena K. Sidorovich (1957) - Chairman of the Board of Directors
Mr. Mikhail A. Tyulupa (1961)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey V. Bobylev (1961)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company Tver-Telecom***
Abbreviated name: ***Tver-Telecom LLC***
Address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Mailing address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
INN: ***6905050312***
The issuer's interest in the legal entity's legal capital: ***26 %***
The interest of the commercial organization in the issuer's legal capital – 0.017572%
Percentage of the issuer's ordinary shares owned by the commercial organization – 0.023429%

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Vitali S. Kostenko (1944)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company Trunksvyaz***
Abbreviated name: ***Trunksvyaz LLC***
Address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
Mailing address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN: ***3666062069***
The issuer's interest in the legal entity's legal capital: ***25%***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Ms. Natalia V. Kuzmina (1962)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company RadioLine***
Abbreviated name: ***RadioLine LLC***
Address: ***77 Lenina Prospect, Tula, 300012, Russia***

Mailing address: *77 Lenina Prospect, Tula, 300012, Russia*
INN: *7107037454*
The issuer's interest in the legal entity's legal capital: *13%*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey D. Degtyarev (1959)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Oskoltelecom***
Abbreviated name: ***ZAO JSC OskolTelecom***
Address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
Mailing address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
INN: *3128001250*
The issuer's interest in the legal entity's legal capital: *12.41 %*
Percentage of the owned voting shares: *12.41 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Grigoriy N. Kuzmenko (1953) – Chairman of the Supervisory Board (1953)
Mr. Mikhail S. Umanski (1952)
Mr. Vladimir P. Konovalov (1951)
Mr. Vladimir N. Mikulyak (1958)
Elena K. Sidorovich (1957)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir N. Mikulyak (1958)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Science and Technology Center Comset***
Abbreviated name: ***Private JSC Comset***
Address: ***7 Zeleny Pr., Moscow, 111141, Russia***
Mailing address: ***7 Zeleny Pr., Moscow, 111141, Russia***
INN: *7720014200*
The issuer's interest in the legal entity's legal capital: *11.09 %*
Percentage of the owned voting shares: *11.09 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Alexander S. Adzhemov (1955) – Chairman of the Board of Directors
Mr. Vasiliy G. Dedoborsch (1929)
Mr. Khamza I. Mavlyutov (1951)
Mr. Nikolay V. Savlukov (1958)

Mr. Sergey P. Solovyev (1946)
Mr. Alexander P. Fedoseev (1956)
Mr. Maksim A. Pegasov (1966)
Mr. Oleg S. Shedenkov (1975)
Mr. Vadim M. Yakovlev (1968)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey P. Solovyev (1956)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Optimum-Svyaz***
Abbreviated name: ***ZAO Optimum-Svyaz***
Address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
Mailing address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
INN: ***6231028460***
The issuer's interest in the legal entity's legal capital: ***10 %***
Percentage of the owned voting shares: ***10 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Yuri M. Vozhakov (1960) – Chairman of the Board of Directors
Mr. Gennadiy N. Gromarushkin (1960)
Ms. Venera Kh. Prokurova (1964)
Mr. Oleg S. Khilko (1970)
Ms. Elena V. Khandozhko (1979)

The person performing duties of the sole person executive body (year of birth):

Mr. Yuri M. Vozhakov (1960)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Public Joint-Stock Company Kaluzhski Registration Center***
Abbreviated name: ***JSC Kaluzhski Registration Center***
Address: ***9 Stary Torg Square, Kaluga, 248630, Russia***
Mailing address: ***Subscriber box 32, Kaluga, 248000, Russia***
INN: ***4027028378***
The issuer's interest in the legal entity's legal capital: ***9.87 %***
Percentage of the owned voting shares: ***9.87 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Pursuant to a decision to wind up the company the duties of executive bodies are performed by a liquidation commission, consisting of the following people:

1. Mr. Boris I. Poltoratski
2. Mr. Alexander V. Karavaev
3. Mr. Sergey V. Verbin

Entity's name: ***Private Joint-Stock Company Voronezh Regional Agency of Small and Medium Business Support***
Abbreviated name: ***Private JSC Voronezh Regional Agency of Small and Medium Business Support***
Address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***

Mailing address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***
INN: *3666041862*
The issuer's interest in the legal entity's legal capital: *8.97 %*
Percentage of the owned voting shares: *8.97 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)
The person performing duties of the sole person executive body (year of birth):
Mr. Vladimir B. Rostislavin (1955)
Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Public Joint-Stock Company Teleservice***
Abbreviated name: ***OAO Teleservice***
Address: ***119 Leninski Prospekt, Voronezh, 394007, Russia***
Mailing address: ***68 Karl Marx Street, Voronezh, 394000, Russia***
INN: *3661013974*
The issuer's interest in the legal entity's legal capital: *6.6 %*
Percentage of the owned voting shares: *6.6 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Mikhail V. Kollontay (1960) – Chairman of the Board of Directors
Mr. Vadim V. Kudrev (1960)
Mr. Alexander V. Haustovich (1949)
Mr. Boris F. Konev (1970)
Mr. Alexander Yu. Zelenin (1954)

The person performing duties of the sole person executive body (year of birth):
Mr. Igor G. Korobko (1955)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Information Agency InformCourrierSvyaz***
Abbreviated name: ***Private JSC InformCourrierSvyaz***
Address: ***12 Klenovy Boulevard, Moscow, 115470, Russia***
Mailing address: ***5a Delegatskaya Street, Moscow, 127091, Russia***
INN: *7725038999*
The issuer's interest in the legal entity's legal capital: *6.2 %*
Percentage of the owned voting shares: *6.2 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Ms. Galina E. Monina (1946)
Mr. Vladimir S. Rombro (1938) – Chairman of the Board of Directors
Mr. Yuri B. Zubarev (1938)

Mr. Georgiy G. Gavrilin (1964)
Mr. Oleg S. Shedenkov (1975)

The person performing duties of the sole person executive body (year of birth):

Ms. Galina E. Monina (1946)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Lipetsk-Mobile***
Abbreviated name: ***Private JSC Lipetsk-Mobile***
Address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
Mailing address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
INN: ***4824010773***
The issuer's interest in the legal entity's legal capital: ***5.91 %***
Percentage of the owned voting shares: ***5.91 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Valeriy G. Nikolaev (1943)
Mr. Vladimir K. Somov (1950)
Mr. Gart Cable Self (1960) – Chairman o f the Board of Directors
Mr. Marian Tsrnyak (1942)
Ms. Larisa E. Zvereva (1968)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir K. Somov (1950)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Public Joint-Stock Company Comset***
Abbreviated name: ***JSC Comset***
Address: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
Mailing address: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
INN: ***5045003473***
The issuer's interest in the legal entity's legal capital: ***5.6 %***
Percentage of the owned voting shares: ***5.6 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Sergey P. Belov (1957)
Mr. Mikhail V. Komarov (1959)
Mr. Alexander N. Konin (1954) – Chairman of the Board of Directors
Ms. Tatyana N. Tsyplakova (1952)
Mr. Alexander N. Sukhachev (1955)
Mr. Sergey V. Ilushkin (1955)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander N. Sukhachev (1955)

Members of the collective executive body of the organization in question:

No collective executive body.

List of General Directors, members of Boards of Directors (Supervisory Boards), members of Management Boards, named in this section who are shareholders of JSC CenterTelecom.

Name of a General Director, member of a Board of Directors (Supervisory Board) or member of a Management Board of an organization	Interest of the named person in the legal (charter) capital of JSC CenterTelecom %	Percentage of the ordinary shares of JSC CenterTelecom owned by the named person, %
Alexander G. Udilov	0.000190	0.000051
Ruben A. Amaryan	0.015576	0.020768
Aleksey A. Lokotkov	0.005007	0.006676
Ella M. Zhuravleva	0.000333	0.000444
Maksim A. Pegasov	0.000143	0.000190
Nikolay V. Mezhuev	0.000048	0.000063
Natalia A. Sudareva	0.000284	0.000315
Andrey V. Galaev	0.000024	0.000032
Vladimir I. Yurkin	0.000020	0.000027
Vladimir N. Shevnev	0.030356	0.037685
Valeriy P. Melkov	0.025474	0.033066
Anatoliy E. Brekhov	0.043099	0.055643
Ivan F. Nikanorov	0.021167	0.026629
Yuri A. Chemerikin	0.000710	0.000144
Alexander V. Haustovich	0.102933	0.133398
Grigoriy N. Kuzmenko	0.033375	0.042998
Valeriy G. Nikolaev	0.047120	0.061896
Yuri A. Khromov	0.013074	0.017432
Evegeniy I. Savenkov	0.056561	0.072363
Petr N. Martyshechkin	0.001616	0.000951
Vitaliy S. Kostenko	0.050891	0.067823
Vasiliy A. Gapeenko	0.004154	0.005538
Alexander F. Vasilyev	0.000111	0.000148
Igor M. Maizels	0.000456	0.000187
Sergey V. Bobylev	0.000412	0.000214
Mikhail S. Umanski	0.035116	0.045722
Vladimir P. Konovalov	0.030683	0.040141
Venera Kh. Prokurova	0.001118	0.000917
Elena K. Sidorovich	0.000314	0.000419
Vladimir K. Somov	0.058185	0.072778

All the other General Directors, members of Boards of Directors (Supervisory Boards), members of Management Boards, named in this section are not shareholders of JSC CenterTelecom.

8.1.6 Information on significant deals made by the issuer

No significant deals to report.

8.1.7 Credit ratings assigned to the issuer

1. Subject matter of the rating:	*The issuer (JSC CenterTelecom)*
Credit rating as at the end of the last	CCC+ outlook Stable

reporting quarter	
The rating history	Initially assigned December 14, 2001: CCC outlook Stable Revised on April 3, 2003: CCC+ outlook Stable
Full and abbreviated corporate names and domicile of the rating assigning entity	Full name: Standard & Poor's International Services, Inc. Abbreviated name: Standard&Poor's Address: 1 Gogolevski Boulevard, Moscow, 121019, Russia
Brief overview of assignment procedure	Credit rating of borrowers is based on two principle profiles: business analysis and financial profile. It is not reduced to merely computing financials. It also involves careful study of the business fundamentals, like sovereign risks, industry structure and growth prospects, competitive edge of the company, regulations, management, strategy. More at www.standardandpoors.ru
2. Subject-matter of the rating assignment:	***The issuer, bonds issued*** ***Documentary interest-bearing bearer bonds series 01*** ***Registered on October 17, 2001 #4-01-00194-A*** ***Documentary interest-bearing non-convertible bearer bonds series 02*** ***Registered on June 25, 2002 #4-02-00194-A*** ***Documentary interest-bearing non-convertible bearer bonds series 03*** ***Registered on August 1, 2003 # 4-18-00194-A***
Credit rating as at the end of the last reporting quarter:	ruBB+
The rating history	Initially assigned on August 5, 2003: ruBB+
Full and abbreviated corporate names and domicile of the rating assigning entity	Full name of the rating agency: Standard & Poor's International Services, Inc. Abbreviated name: Standard&Poor's Address: 4/7 Vozdvizhenka Street, building 2, business center Mokhovaya, 7th Floor, Moscow, Russia
Brief overview of the assignment procedure	Credit rating of borrowers is based on two principle profiles: business analysis and financial profile. It is not reduced to merely computing financials. It also involves careful study of the business fundamentals, like sovereign risks, industry structure and growth prospects, competitive edge of the company, regulations, management, strategy. More at www.standardandpoors.ru

8.2 Details of each type of shares issued by the issuer

Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of each share, RUR*0.3*
Number of outstanding shares: *1 578 006 833*
Number of additional shares being placed: ***no such shares***
Treasury shares: ***no such shares***
Total amount of the issue: ***451,601,000 shares***
Declared ordinary shares: 76,166,167 shares
Placement terms and conditions: ***Article 6 (Charter of JSC CenterTelecom) COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES.***

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.
6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.
6.9 Subject to Clause 6.8 of the Charter, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

Additional shares which can be placed by converting placed securities into shares, or by exercising share options: ***no such shares***

State registration numbers of the share issues and state registration dates:
The issue state registration number and state registration date:
1-03-00194-A date of state registration October 19, 2002
State registration numbers of the additional share issues and state registration dates:
*1-04-00194-A state registration date October 11, 2002 **
*1-05-00194-A state registration date October 11, 2002**
*1-06-00194-A state registration date October 11, 2002 **
*1-07-00194-A state registration date October 11, 2002**
*1-08-00194-A state registration date October 11, 2002 **
*1-09-00194-A state registration date October 11, 2002**
*1-10-00194-A state registration date October 11, 2002 **
*1-11-00194-A state registration date October 11, 2002**
*1-12-00194-A state registration date October 11, 2002 **
*1-13-00194-A state registration date October 11, 2002**
*1-14-00194-A state registration date October 11, 2002 **
*1-15-00194-A state registration date October 11, 2002**
*1-16-00194-A state registration date October 11, 2002 **
*1-17-00194-A state registration date October 11, 2002**
*1-18-00194-A state registration date October 11, 2002 **
*1-19-00194-A state registration date October 11, 2002**

* *Pursuant to Ordinance of the Russian FCSM # 03-2110/r of September 30, 2003 additional issues of securities of Joint-Stock Central Telecommunication Company were united resulting to cancellation of state registration numbers assigned to additional issues of ordinary shares. These issues were given a single registration number 1-03-00194-A of September 30, 2003.*

Rights of a holder of such shares (share type):
Article 8 (Charter of JSC CenterTelecom RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING COMMON (ORDINARY) SHARES

8.1 Each common share in the Company confers an identical volume of rights to a holder of such share.
8.2 Each shareholder holding common shares in the Company has the right:
8.2.1 to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;
8.2.2 to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;

8.2.3 to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;

8.2.4 to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;

8.2.5 to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;

8.2.6 to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the Russian Federation establishing the procedure for maintaining the register of shareholders;

8.2.7 to dispose of the shares belonging to it without the consent of other shareholders or the Company;

8.2.8 in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;

8.2.9 to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;

8.2.10 to sell shares to the Company in the event that the Company adopts a resolution to acquire such shares;

8.2.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.3 A shareholder holding more than 1 percent of voting shares in the Company has the right the demand that the registrar of the Company provides it with information specifying the name of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.4 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.5 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.7 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.8 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.

8.9 Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.

8.10 Shareholders holding common shares in the Company have other rights provided by effective legislation of the Russian Federation, issued within their authority, and herein.

Type: *preference*
Form of the securities: *registered book-entry*
Nominal value of each share, RUR *0.3*
Number of outstanding shares: *525 992 822*

Number of additional shares being placed: *no such shares*

Treasury shares: *no such shares*

Quantity of declared preference Class A shares: 25,405,178

Nominal value, RUR*0.3*

Placement terms and conditions: *Article 6 (Charter of JSC CenterTelecom) COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES*

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

Additional shares which can be placed by converting placed securities into shares, or by exercising share options: *no such shares*

State registration numbers of the share issues and state registration dates:

The issue state registration number and state registration date:

2-03-00194-A state registration date 19.10.2001

State registration numbers of the additional share issues and state registration dates:

*2-04-00194-A state registration date October 11, 2002**

*2-05-00194-A state registration date October 11, 2002**

*2-06-00194-A state registration date October 11, 2002**

*2-07-00194-A state registration date October 11, 2002**

*2-08-00194-A state registration date October 11, 2002**

*2-09-00194-A state registration date October 11, 2002**

*2-10-00194-A state registration date October 11, 2002**

*2-11-00194-A state registration date October 11, 2002**

*2-12-00194-A state registration date October 11, 2002**

*2-13-00194-A state registration date October 11, 2002**

*2-14-00194-A state registration date October 11, 2002**

*2-15-00194-A state registration date October 11, 2002**

*2-16-00194-A state registration date October 11, 2002**

*2-17-00194-A state registration date October 11, 2002**

*2-18-00194-A state registration date October 11, 2002**

*2-19-00194-A state registration date October 11, 2002**

** Pursuant to Ordinance of the Russian FCSM # 03-2110/r of September 30, 2003 additional issues of securities of Joint-Stock Central Telecommunication Company were united resulting to cancellation of state registration numbers assigned to additional issues of ordinary shares. These issues were given a single registration number 2-03-00194-A of September 30, 2003.*

Rights of an owner of this type (category) of shares:

Article 9 (Charter of JSC CenterTelecom). RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING TYPE A PREFERRED SHARES

9.1 Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.

9.2 Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the

Company's charter capital.
If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the reorganization or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.

9.4 If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.

9.5 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.

9.6 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.

9.7 Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.

9.8 Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.

8.3 Previous issues of the issuer's securities except shares.

Information on previous issues of the issuer's securities except the issuer's shares, shall be disclosed separately for each issue with all issued securities cancelled (annulled), issues with outstanding issued securities and issues with securities for which the issuer's obligations are not met.

8.3.1 Information on securities issues with all issued securities cancelled (annulled).

Type, series (class), form and other identification features of securities:

Type of securities: *bonds*

Series: *01*

Type: *interest-bearing*

Form of the securities: *documented bearer bonds*

State registration number of the issue: *4-01-00194-A*

State registration date of the issue: *October 17, 2001*

State registration date of the report on the results of the issue: *December 10, 2001*

State authorities which performed the state registration of the issue and report on the results of the issue: *FCSM of Russia*

Quantity of securities of the issue: *600,000*

Nominal value of each securities of the issue, RUR*1,000*

Total value of the issue (at par), RUR*600,000,000*

Date of redemption: *November 18, 2003.*

Basis for redemption: *meeting obligations of the securities issue*

Series: *1-И*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-14-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *80,000*

Nominal value of each piece of the securities of the issue: RUR*50*

Total value of the issue (at par): RUR*4,000,000*

Current status of the issue: *placement completed*

Number of actually placed securities pursuant to the registered report on the results of the issue: *22,674*

Redemption period: *from October 1, 2002 through October1, 2003*

Basis for redemption: *meeting obligations of the securities issue*

8.3.2 Information on securities issues with issued securities outstanding

Total number of all securities of the issuer of each type currently outstanding (not cancelled): *2,832,987 pieces.*

Total nominal value (at the face value of a given type of securities if any) of all securities of the issuer currently outstanding (not cancelled: *RUR2,626,892,350.00*

(1) Type, series (class), form and other identification features of securities:

Type of securities: *bonds*

Series: *02*

Type: *interest-bearing*

Form of the securities: *documented bearer bonds*

State registration number: *4-02-00194-A*

Date of the issue state registration: *25.06.2002*

State registration date of the report on the results of the issue: *15.08.2002*

State authorities which performed the state registration of the issue and report on the results of the issue: *FCSM of Russia*

Quantity of securities of the issue: *600,000*

Nominal value of each piece of the securities of the issue: RUR *1,000*

Total value of the issue (at par): *RUR600,000,000*

Rights granted by each of issued securities:

A bondholder is entitled to receive upon the bond redemption the nominal value of the bond as specified in item 57.4 of the Prospectus of the bond issue and item 4 of the Decision on the bond issue.

A bondholder is entitled to receive a fixed by the bond percentage of the bond nominal value (coupon), calculated as specified in item 57.11 of the Prospectus of the bond issue and item 8.3 of the Decision on the bond issue.

In the event of the issuer liquidation a bondholder is entitled to receive the nominal value of the bond in the priority order set out Article 64 of the Civil Code of the Russian Federation.

A bondholder is entitled to freely sell or otherwise dispose of his/her bonds.

A bondholder is entitled to request immediate redemption and payment of nominal of the debt accrued by bonds in cases identified in item 57.11 of the Prospectus of the bond issue and item 8.6 of the Decision on the bond issue.

A bondholder is entitled to exercise other rights granted by the law of the Russian Federation.

The issuer undertakes to timely and completely remit to the payment agent under the bond issue the relevant funds necessary to meet payment obligations according to the decision on the bond issue.

In the event that the issuer refuses to fulfill its obligations related to the bonds, holders or assigned holders of bonds are entitled to demand fulfillment of the obligations by the entity which provided collateral for the bond issue.

The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest

Address: *4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia*

Mailing address: *4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia*

Taxpayer Identification Number (INN): *7710838686*

Information related to the collateral for fulfillment of obligations incurred by the bond issue and action to be taken by holders/assigned holders of bonds in the event of the issuer's refusal to meet its obligations related to the bond issue are described in item 11 of the Decision on the bond issue.

All debt of the issuer under the bond issue shall be legally equal (pari passu) and equally subject to mandatory fulfillment.

Actions to be taken by a bondholder in the event of the issuer's refusal to meet its obligations related to the bond issue are described in item 57.11 of the Prospectus of the bond issue and item 8.6 of the Decision on the bond issue.
Mandatory safe keeping of the bonds.

The bonds of the issue are documentary securities and shall be kept centrally.

The depositary performing safekeeping (custodian): *Not-for-profit partnership National Depositary Center*

Abbreviated name: *NDC*

Address: *12 Zhitnaya Street, Moscow, 117049, Russian Federation*

Mailing address: *1/13 Sredni Kislovski Per., Moscow, 103009, Russia*

License No: *177-03431-000100*

Date of issue: *December 4, 2000*

Valid till: *no limitation*

License issuing authority: *FCSM of Russia*

Terms and conditions of repayment of the issued securities:

Repayment (redemption) period: The start date of the Bond redemption shall be the 1003 (one thousand third day as of the Bond placement start. The start and end date of the redemption coincide.

Redemption start date: *April 21, 2005*

Redemption end date: *April 21, 2005*

Terms and conditions of repayment:

Repayment of Bonds of the issue shall be effected by the Payment Agent pursuant to the Issuer's orders. The duties of the payment agent shall be performed by:

Full and abbreviated corporate name of the organization: *Private Joint-Stock Company Raiffeisenbank Austria; ZAO Raiffeisenbank Austria*
Registered office at: *17/1 Troitskaya Street, Moscow, 129090, Russia;*
Postal address: *17/1 Troitskaya Street, Moscow, 129090, Russia;*
The Issuer may appoint additional payment agents and cancel such appointees. An official Issuer's notice of such actions shall be published by the Issuer within a period of not more than 10 (ten) business days before making such appointments or their cancellation in the Russian papers Daily News. Podmoskovie and Vedomosti.

Repayments on the bonds are made in the local currency of the Russian Federation by bank transfer to depositors of NDC performing central storing of the bonds in favor of bond owners. A bond owner who is not a depositor of the NDC may authorize a bondholder who is a depositor of the NDC to receive amounts due in respect of income payment and redemption of bonds.

Bond repayments shall be made to depositors of the NDC in favor of bonds owners as registered at the end of business day of the NDC, preceding the seventh business day before the bond redemption date (hereinafter the date is referred to as the "record date").

Not later than 3 business days before the bond redemption date the NDC shall provide the Issuer and/or its Payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

a) *the full name of the bondholder;*
b) *number of bonds as stated on the depo accounts of the holder in question;*
c) *the holder's location and postal address;*
d) *the holder's bank details:*
   - *the holder's account current*
   - *the holder's individual taxpayer number*
   - *the holder's bank name*
   - *correspondent account number of the holder's bank*

- *bank identification number of the holder's bank.*

e) *The taxpayer status of the NDC depositor (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).*

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted to the NDC or were not provided on time, these obligations shall be met toward a person who requested to fulfill the obligations and recognized as the bondholder on the date of filing the request. The issuer shall perform the obligations on bonds as per the data of the NDC.

Not later than 2 business days before bond redemption date the Issuer shall remit the necessary amounts to the Payment agent account.

Based on the list of bondholders provided by the Depositary the payment agent calculates the amounts payable to each bondholder authorized to receive repayments of the bonds.

On the bond redemption date the Payment agent shall remit the amounts due into the accounts of the bondholders in favor of the bond owners.

In the event that one person is authorized to receive repayment amounts on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the bond owners.

There shall be no redemption of bonds before maturity.

Interest (coupon) payable on the bonds:

Income payable on the bonds of the issue:

Income payable on the bonds shall be the sum of coupon income accrued and payable for each coupon period, and discount equal to the difference between the redemption price at maturity (nominal value) and the placement price.

Each bond carries 6 coupons.

Interest rate on the coupons is as follows:

on the first coupon the interest rate is 20% (twenty percent) per annum;

on the second coupon the interest rate is 20% (twenty percent) per annum;

on the third coupon the interest rate is 18% (eighteen percent) per annum;

on the fourth coupon the interest rate is 18% (eighteen percent) per annum;

on the fifth coupon the interest rate is 16% (sixteen percent) per annum;

on the sixth coupon the interest rate is 16% (sixteen percent) per annum

Calculation of the amount payable on each coupon is to be performed according to the following formulae:

$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\ \%$

where:

j – coupon period number, j=1,2,3,4,5,6

Kj – amount payable on coupon for each bond;

Nom – the bond par value;

C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;

T(j -1) – starting date of the jth coupon period;

T(j) – end date of the jth coupon period.

The coupon amount payable is calculated with the accuracy of RUR0.01 (round-off follows the rules of mathematics).

Arrangements and terms of coupon income payments

Coupon payments on the six coupons of the bonds of the issue shall be made on the following days:

The first coupon is paid on the 91st day from the bond placement start day.

The second coupon shall be paid on the 273rd day from the bond placement start day.

The third coupon shall be paid on the 456th day from the bond placement start day.

The fourth coupon shall be paid on the 638th day from the bond placement start day.

The fifth coupon shall be paid on the 821st day from the bond placement start day.

The last coupon shall be paid simultaneously with the redemption of bonds on the 1003rd day from the bond placement start day.

In the event that the end date of a coupon period falls on a holiday whether a public holiday or non-business day for conducting operation payments of due amounts shall be made on the first business day following the holiday. A bondholder shall not be entitled to demand accrual of interest or any other compensation for such delayed payment.

Payments of income on the bonds of the issue shall be effected by the Payment Agent pursuant to the Issuer's orders. The duties of the payment agent shall be performed by:

Full and abbreviated corporate name of the organization: *Private Joint-Stock Company Raiffeisenbank Austria, ZAO Company Raiffeisenbank Austria*

Registered office at: *17/1 Troitskaya Street, Moscow, 129090, Russia;*

Postal address: *17/1 Troitskaya Street, Moscow, 129090, Russia;*

Income payments on the bonds are made in the local currency of the Russian Federation by bank transfer to depositors of NDC performing central storing of the bonds in favor of bond owners. A bond owner who is not a depositor of the NDC may authorize a bondholder who is a depositor of the NDC to receive amounts due in respect of income payment and redemption of bonds.

Bond income payments shall be made to depositors of the NDC in favor of bonds owners as registered at the end of business day of the NDC, preceding the seventh business day before the bond income payment date (hereinafter the date is referred to as the "record date"). The payment obligations with respect to a bond owner included in the list of bond owners are deemed duly fulfilled even the bonds were disposed of after the record date of finalizing the list of bond owners.

Not later than 3 business days before a bond income payment date the NDC shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

a) the full name of the bondholder;

b) number of bonds as stated on the depo accounts of the holder in question;

c) the holder's location and postal address;

d) the holder's bank details:

- *the holder's account current*
- *the holder's individual taxpayer number*
- *the holder's bank name*
- *correspondent account number of the holder's bank*
- *bank identification number of the holder's bank.*

e) The taxpayer status of the NDC depositor (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted to the NDC or were not provided on time, these obligations shall be met toward a person who requested to fulfill the obligations and recognized as the bondholder on the date of filing the request. The issuer shall perform the obligations on bonds as per the data of the NDC.

Not later than 2 business days before bond income payment date the Issuer shall remit the necessary amounts to the payment agent account.

Based on the list of bondholders provided by the Depositary the payment agent calculates the amounts payable to each bondholder authorized to receive income payments on the bonds.

On the bond income payment date the payment agent shall remit the amounts due into the accounts of the bondholders in favor of the bond owners.

In the event that one person is authorized to receive income amounts on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the bond owners.

The amount payable is calculated with the accuracy of RUR0.01 (round-off follows the rules of mathematics).

Other payable equivalent per bond (RUR): *no equivalent*

Other income and property rights attached to the issued bonds: *no other income*

Type of collateral for the bonds: *surety*

Other income and property rights attached to the issued bonds: *no other income*

(2) Type, series (class), form and other identification features of securities:

Type of securities: *bonds*

Series: *1-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number of the securities issue: *4-03-00194-A*

State registration date of the issue: *October 11, 2002*

State registration date of the report on the results of the issue: *January 14, 2003*

State authorities which performed the state registration of the issue and report on the results of the issue: *FCSM of Russia*

Quantity of securities of the issue: *11,397*

Face value of each piece of the issued securities: *RUR500*

Total value of the securities issue at par, RUR: *5,698,500*

Rights granted by each of issued securities:

A bondholder is entitled

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *- the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Terms and conditions of the bond placement:

Mode of placement:

Conversion at the re-organization

(conversion into bonds issued by a commercial organization of bonds of a merging with it commercial organization).

Actual conversion date: *November 30, 2002*

Number of actually placed securities according to the registered report on the results of the bond issue: *11,397*

Information on mandatory centralized safekeeping:

No mandatory safekeeping of the bonds of the issue.

Redemption of the bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cashier's office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000,*

Russia

- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.*

Terms and arrangements of the redemption before maturity: *At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.*

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

Terms and conditions of coupon payments on the bonds of the issue:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption (redemption before maturity).

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Collateral for the bond issue: *No*

(3) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *2-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-04-00194-A*

Date of state registration: *25.06.2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *October 11, 2002*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *260*

Nominal value of each piece of the securities of the issue, RUR*1,000.*

Total value of the issue (at par): RUR*260,000*

Rights granted by each piece of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *- the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Current status of the issue: *placement completed*

Number of actually placed securities pursuant to the registered report on the results of the issue: *260*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.*

Terms and arrangements of the redemption: *At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.*

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

Terms and conditions of coupon payment:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption (redemption before maturity).

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *registration certificate;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

The due date of bond income payment has not come yet.

Collateral for the bond issue: *No*

(4) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *3-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-05-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM*

of Russia

Quantity of securities of the issue: *5,396*

Nominal value of each piece of the securities of the issue: RUR*500*

Total value of the issue (at par): RUR*2,698,000*

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed percentage income of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of relevant regular payments;*
- *- the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Terms and arrangements of the bond placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *5,396*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issues

Redemption of bonds:

Bonds are redeemed by payments in the local currency of the Russian Federation (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the*

issuer during the whole period before maturity, but not earlier than 30 days after placement start date.

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Amount of interest (coupon) of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the Company's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid

A telephone set shall be installed within a year from the date of signing of the contract for telephone service provision.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for living premises in the town of Zheleznogorsk;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Contracts for telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Collateral for the bond issue: *No*

(5) Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***4-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-06-00194-A***

Date of state registration: ***October 11, 2002***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: *70*

Nominal value of each piece of the securities of the issue: RUR***1,000***

Total value of the issue (at par): RUR***70,000***

Rights granted by each of issued securities

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Terms and arrangements of the bond placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *70*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

The issuer shall repay the bonds by making payments of the nominal value and fixed income percentage of 0.1% of the face value of bonds.

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *June 17, 2010*

End date: *June 17, 2011*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible:

Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.

Terms and arrangements of the redemption before maturity:

At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Interest (coupon) payable on the bonds:

Term of income payments on the bonds of the issue:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *certificate of registration;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 5 bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(6) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *5-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-07-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *499*

Nominal value of each piece of the securities of the issue: RUR*3,600*

Total value of the issue (at par): RUR*1,796,400*

Rights granted by each of issued securities

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Current status of the issue: *placement completed*

Number of actually placed securities pursuant to the registered report on the results of the issue: *498*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of securities of the issue:

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *April 18, 2006*

End date: *April 18, 2007*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible:

Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.

Terms and arrangements of the redemption before maturity:

Redemption before maturity is exercised in the following cases:

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements of coupon payments:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption ;
a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(7) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *6-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-08-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *499*

Nominal value of each piece of the securities of the issue: RUR*1,500*

Total value of the issue (at par): RUR*748,500*

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *499*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *April 18, 2006*

End date: *April 18, 2007*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: **Redemption before maturity is exercised in the following cases:**

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements of coupon payments:

Term of making income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(8) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *7-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-09-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM*

of Russia

Quantity of securities of the issue: *499*

Nominal value of each piece of the securities of the issue: RUR*1,500*

Total value of the issue (at par): RUR*748,500*

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Current status of the issue: *placement completed*

Number of actually placed securities pursuant to the registered report on the results of the issue: *499*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments in cash or by a bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *April 18, 2006*

End date: *April 18, 2007*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements of coupon payments:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(9) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *8-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-10-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *500*

Nominal value of each piece of the securities of the issue: RUR*1,500*

Total value of the issue (at par): RUR*750,000*

Rights granted by each of issued securities.

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Current status of the issue: *placement completed*

Number of actually placed securities pursuant to the registered report on the results of the issue: *500*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then

August 21, 2008.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *August 31, 2007*

End date: *August 31, 2008*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements of income payments on the bonds of the issue:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(10) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *9-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-11-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *50*

Nominal value of each piece of the securities of the issue: RUR*1,500*

Total value of the issue (at par): RUR*75,000*

Rights granted by each of issued securities:
A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

A bond owner is entitled to exercise other rights according to applicable law of the Russian Federation.

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *50*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *August 31, 2007*

End date: *August 31, 2008*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements of coupon payments on the bonds of the issue:

Term of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights (or other corporeal right) or right of rent for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(11) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *10-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-12-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *200*

Nominal value of each piece of the securities of the issue: RUR*1,500*

Total value of the issue (at par): RUR*300,000*

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *200*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds:

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *August 31, 2007*

End date: *August 31, 2008*

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

Term of income payments on the bonds of the issue:

A telephone set shall be installed within a year from execution of the contract on provision of telephone service.

Arrangements for making income payments on the bonds of the issue:

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights (or other corporeal right) or right of rent for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(12) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *11-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-13-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *500*

Nominal value of each piece of the securities of the issue: RUR*1,500*

Total value of the issue (at par): RUR*750,000*

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.2% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *500*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue:

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds:

A bond owner shall file a written request for redemption not earlier than October 26, 2008 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.2% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then April 26, 2009.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date: *October 26, 2008*

End date: *April 26, 2009*

Interest (coupon) payable on the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.2% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

Terms and arrangements of coupon payments:

Term of income payments on the bonds of the issue:

A telephone set shall be installed within a year from execution of the contract on provision of telephone service.

Arrangements for making income payments on the bonds of the issue:

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:
The issuer's obligations on making bond income payments are discharged.
Collateral for the bond issue: *No*

Additional material information on the issued securities:
The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(13) Type, series (class), form and other identification features of securities:
Type of securities: *Bonds*
Series: *2-И*
Type: *interest-bearing*
Form of the securities: *registered book-entry*
State registration number: *4-15-00194-A*
Date of state registration: *October 11, 2002*
Authority performing the state registration: *FCSM of Russia*
State registration date of the report on the results of the issue: *January 14, 2003*
Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*
Quantity of securities of the issue: *400,000*
Nominal value of each piece of the securities of the issue: RUR*50*
Total value of the issue (at par): RUR*200,000,000*
Rights granted by each of issued securities.
A bondholder has a right to demand:
- to be paid the nominal value of the bonds within a year from maturity;
- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.
A bondholder has the right:
- of bond redemption before maturity at par value in the currency of the Russian Federation subject to timely telephone set installation for him/her, but not before such installation takes place, to the amount not exceeding the installation fee for provision of an access to the local telephone network (installation of a terminal) effective at the installation date. The right may be exercised in the event that according to the contract on provision of local telephone services being concluded a regular fee for provision of an access to the local telephone network according to the waiting list is payable. If the bondholder failed to exercise the right, i.e. paid the fee for provision of an access to the local telephone network in cash funds, the bonds owned by him/her shall remain in his/her possession to be redeemed at maturity;
- to sell acquired bonds on the OTC market at market price until maturity;
- to assign bonds to other domicile (subject to technical availability to be determined by the Company) before installation of a telephone set;
- restoration of the lost copy of bond purchase agreement and contract for provision of an access to the local telephone network pursuant to relevant application;
- to receive in the event of the Company liquidation the bond nominal value and accrued interest as set out by the Civil Code of the Russian Federation and after debts with respect to mandatory payments to budget and non-budget funds are repaid and taking into account the order of filing applications for redemption of bonds before maturity by their holders and other creditors in connection with other liabilities due to the Company liquidation.
A holder of a bond package valued (at par) to the amount equal to the approved fee charged for provision of an access to the local telephone network effective at the date of conclusion of a contract for sale-purchase of telephone bonds is entitled to have a telephone set installed bypassing the waiting list subject to contribution of funds to finance network development ensuring provision of an access to the local telephone network off the waiting list to the amount, at the time, at the premises, within time frame and according to terms and conditions specified by the bondholder in the relevant contract (subject to technical availability as determined by the Company). Upon sale of bonds the contract for provision of an access to the local telephone network shall be terminated.
The period before maturity is 7 (seven) years from the placement start date to redemption upon maturity start.
The redemption upon maturity period is one year from the redemption start day, or before maturity (subject to a telephone set installation), but not before the telephone set was installed.

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *212,701*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue.

Terms and arrangements for redemption of the securities of the issue:

Form of the bond redemption:

Redemption payments are made at the bond face value in the currency of the Russian Federation.

Terms and arrangements of the bonds redemption:

Bond redemption shall be effected at par in the currency of the Russian Federation upon installation of a telephone set or at any time during the redemption period:
for individuals – subject to producing passport;
for legal entities - subject to duly executed application for bond redemption.

Redemption period:
start date: *August 1, 2005*
end date: *August 1, 2006.*

Redemption before maturity is possible.

Redemption before maturity is possible as of: *Bond redemption before maturity shall be effected by the issuer during the whole period before maturity but not before the registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity *Bond redemption before maturity shall be effected upon conclusion of a contract on provision of local telephone service to the amount not exceeding the fee payable for provision of an access to the telephone network according to the waiting list.*

Interest (coupon) payable on the bonds:

A bondholder has a right to demand:
- to be paid the nominal value of the bonds within a year from maturity;
- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.

A holder of a bond package valued (at par) to the amount equal to the approved fee charged for provision of an access to the local telephone network effective at the date of conclusion of a contract for sale-purchase of telephone bonds is entitled to have a telephone set installed bypassing the waiting list subject to contribution of funds to finance network development ensuring provision of an access to the local telephone network off the waiting list to the amount, at the time, at the premises, within time frame and according to terms and conditions specified by the bondholder in the relevant contract (subject to technical availability as determined by the Company). Upon sale of bonds the contract for provision of an access to the local telephone network shall be terminated.

Terms and arrangements of making coupon payments.

Term of income payments on the bonds of the issue: *Any bondholder recorded in the register of the holders of this type of bonds as on January 1st of each calendar year before maturity shall be entitled to receive interest payments.*

Arrangements for income payments on the bonds:
for individuals – subject to producing passport;
for legal entities - subject to duly executed application for bond redemption.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Security provided for the bond issue: *No security*

Additional material information on the issued securities:

The date of the actual conversion of the bonds is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(14) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *3-И*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-16-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *350*

Nominal value of each piece of the securities of the issue: RUR*6,000*

Total value of the issue (at par): RUR*2,100,000*

Rights granted by each of issued securities.

A bondholder is entitled:

- *to receive from the issuer the bond face value upon redemption;*
- *to receive a fixed income percentage of 0.1% of the bond face value upon redemption;*
- *to have subject to technical availability an access to telephone network through one subscriber line at addresses in Pustosh-Bor and p/o #14 in Ivanovo. The bondholder shall make payment with respect of the service rendered pursuant to a contract according to charges effective at the date of the service provision.*

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *- the second priority is given to settlements with respect of severance pays and labor remunerations employed under an employment contracts and authorship contracts;*
- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Terms and arrangements of the securities placement.

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *349*

Mandatory safe keeping of the bonds:

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds

The issuer shall cancel the bonds by making payment of the nominal value and fixed interest of 0.1 % of the bond nominal value.

Terms and arrangements of the bonds redemption:

Not earlier than July 1, 2007 a bond owner shall file with the issuer an application for redemption.

Failure of a bond owner to file an application for redemption shall not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made in the order of submitting applications.

Terms of payment to the bond owners: one-time payment.

Form of payment: cash funds, bank transfers.

Payments shall be made:

- in cash from the enterprise cash-offices,

- by bank transfers into a bank account (bank details shall be provided in the redemption request of the bond owner).

Redemption period:

start date:

As of the day of requesting redemption filed with the issuer by a bond owner in the period from July 1, 2007 through August 31, 2007.

end date:

Payments shall be effected within 30 days from filing the application of redemption with the issuer by a bond owner.

Interest (coupon) payable on the bonds:

:A bondholder is entitled:

- *to receive from the issuer the bond face value upon redemption;*
- *to receive a fixed income percentage of 0.1% of the bond face value upon redemption;*
- *to have subject to technical availability an access to telephone network through one subscriber line at addresses in Pustosh-Bor and p/o #14 in Ivanovo. The bondholder shall make payment with respect of the telephone service rendered pursuant to charges/rates effective at the date of the service provision.*

Terms and arrangements of coupon income payments:

Term of income payments on the bonds of the issue:

Income shall be paid at redemption (redemption before maturity) of the bonds.

Arrangements of income payments on the bonds of the issue

Arrangements for determination of a technical availability of providing access to telephone network and concluding a contract for rendering telephone service.

Technical availability of providing access to telephone network shall be determined within ten days from filing a request in writing by a bond owner at the following addresses:

-#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

Technical availability of providing access to telephone network is defined by available switching capacity of subscriber numbers and telephone cable capacity scheduled for installation under the placement of this bond issue.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Pustosh-Bor or p/o #14 in Ivanovo (for natural persons);*
  a document certifying ownership rights (other corporeal rights) or rights of renting for living premises in Pustosh-Bor or p/o #14 in Ivanovo (for legal entities);
- *a bondholder application for provision of access to telephone network;*
- *statement of record from the securities accounting system certifying accounting book entry confirming bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Access to the telephone shall be provided within eighteen months from the date of execution of the contract for rendering telephone service.

Bond owners may file a request for determination of technical availability of providing access to telephone network and have bonds redeemed at the following addresses:

-#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual conversion of the bonds is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(15) Type, series (class), form and other identification features of securities:

Type of securities: *Bonds*

Series: *4-И*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number: *4-17-00194-A*

Date of state registration: *October 11, 2002*

Authority performing the state registration: *FCSM of Russia*

State registration date of the report on the results of the issue: *January 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *69*

Nominal value of each piece of the securities of the issue: RUR*4,000*

Total value of the issue (at par): RUR*276,000*

Rights granted by each of issued securities

A bond grants the following rights:

- *to receive from the Company the nominal value of the bonds upon redemption;*
- *to receive a fixed income of 0.1% of the bond face value upon redemption*
- *to have subject to technical availability an access to telephone network through one subscriber line at addresses in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2. The bondholder shall make payment with respect of the service rendered pursuant to a contract according to charges effective at the date of the service provision.*

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *- the second priority is given to settlements with respect of severance pays and labor remunerations employed under an employment contracts and authorship contracts;*
- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Terms and arrangements of the securities placement:

Mode of placement: *conversion at reorganization*

Placement period: *from November 30, 2002 through November 30, 2002*

Number of actually placed securities pursuant to the registered report on the results of the issue: *68*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the securities of the issue.

Form of redemption of the bonds:

The issuer shall cancel the bonds by making payments of the nominal value of the bonds upon and interest of 0.1% of the bond face value upon redemption.

Terms and arrangements for redemption of the bonds

Not earlier than July 1, 2007 a bondholder shall file a redemption request with the Company at the following addresses:

#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

The issuer shall cancel the bonds by making payments of the nominal value of the bonds upon and interest of 0.1% of the bond face value upon redemption.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be effected within 30 days from filing the application of redemption with the issuer by a bond owner in the order of receiving applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected:

- *in cash from cash office of the enterprise;*
- *by a bank transfer into a bank account (bank details shall be stated the request filed by the bond owner).*

Redemption period for the bonds of the issue:

start date: *August 1, 2007*

end date: *September 30, 2007*

Interest (coupon) payable on the bonds:

A bond owner is entitled:

- *to receive from the Company the nominal value of the bonds upon redemption;*
- *to receive a fixed income of 0.1% of the bond face value upon redemption*
- *to have subject to technical availability an access to telephone network through one subscriber line at addresses in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2.*

Terms and arrangements for coupon payments on the bonds:

Term of income payments on the bonds of the issue:

Income is paid upon redemption (redemption before maturity) of bonds.

Arrangements of income payments:

Technical availability of providing access to telephone network shall be determined within ten days from filing a request in writing by a bond owner at the following addresses:

-#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

Technical availability of providing access to telephone network is defined by available switching capacity of subscriber numbers and telephone cable capacity scheduled for installation under the placement of this bond issue.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2 (for natural persons);*
  a document certifying ownership rights (other corporeal rights) or rights of renting real estate in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2 (for legal entities);
- *a bondholder application for provision of access to telephone network;*
- *statement of record from the securities accounting system certifying accounting book entry confirming bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Access to the telephone shall be provided within eighteen months from the date of execution of the contract for rendering telephone service.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

No redemption before maturity.

Security provided for the bond issue: *No security*

Additional material information on the issued securities:

The date of the actual conversion of the bonds is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

(16) Type, series (class), form and other identification features of securities

Type: *bonds documented interest-bearing non-convertible bearer bonds*

Series: *03*

Class: *interest-bearing*

Form of issue: *documentary bearer bonds*

State registration number: *4-18-00194-A*

Date of the issue state registration: *August 1, 2003*

State registration date of the report on the results of the issue: *October 14, 2003*

Authority performing the state registration of the securities issue and report on the results of the securities issue: *FCSM of Russia*

Quantity of securities of the issue: *2,000,000*

Nominal value of each piece of the securities of the issue: RUR*1,000*

Total value of the issue (at par): RUR*2,000,000,000*

Rights granted by each piece of the issued securities

A bondholder is entitled to receive upon the bond redemption the nominal value of the bond as specified in item 57.4 of the Prospectus of the bond issue and item 4 of the Decision on the bond issue.

A bondholder is entitled to receive a fixed percentage of the bond nominal value (coupon), calculated as specified in item 57.11 of the Prospectus of the bond issue and item 8.3 of the Decision on the bond issue.

In the event of the issuer liquidation a bondholder is entitled to receive the nominal value of the bond in the priority order set out Article 64 of the Civil Code of the Russian Federation.

A bondholder is entitled to freely sell or otherwise dispose of his/her bonds.

A bondholder is entitled to exercise other rights granted by the law of the Russian Federation.

In the event that the issuer refuses to fulfill its obligations related to the bonds, holders or assigned holders of bonds are entitled to demand fulfillment of the obligations by the entity which provided collateral for the bond issue.

The entity which provided collateral for the bond issue is Limited Liability Company Bassian Invest

Address: *4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia*

Mailing address: *4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia*

Taxpayer Identification Number (INN): *7710838686*

Terms and arrangements of the securities placement:

Mode of placement: *public subscription*

Actual placement duration: *from September 16, 2003 through September 17, 2003*

Current status of the issue: *placement completed*Number of actually placed securities pursuant to the registered report on the results of the issue: *2,000,000*

Mandatory safe keeping of the bonds.

The issued securities are documented ones with mandatory central custody.

Full name of the custodian performing safekeeping: *Not-for-profit partnership National Depositary Center*

Abbreviated name: *NDC*

Address: *12 Zhintaya Street, Moscow, 117049, Russia*

License No: *177-03431-000100*

Date of issue: *December 4, 2000*

Valid till: *no expiry limit*

License issuing authority: *FCSM of Russia*

Terms and arrangements of redemption of the issued securities

Redemption payments of the issued bonds are made by the Payment Agent pursuant to the order of the Issuer ("the

payment agent"), the functions being performed by:
Joint-Stock Commercial Bank Moscow Business World (Moskovski Delovoy Mir) (Public Joint-Stock Company),
abbreviated corporate name of the organization: *OAO MDM-Bank*
address: *33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia*
mailing address: *33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia*

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Vedomosti and/or Izvestiya.

If the redemption day falls on a holiday no matter whether a public holiday or no-business day for settlement transactions the payment of the due amount shall be effected on the first business day following the holiday. A bond owner shall be not entitled to claim interest accrued or any other compensation for such delayed payment.

Bonds are redeemed at par.

Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfer in favor of the bonds owners

It is presumed that nominal holders – depositors of NDC are authorized to receive bond redemption amounts. An NDC depositor and/or other person not authorized by its customers to receive bond redemption amounts not later than on the 3 (third) business before the date set for bond redemption shall submit to NDC a list of bond owners containing all necessary details as specified in the List of holders and/or nominal holders of the Bonds.

Bond redemption is effected in favor of bond owners who are owners as on the end of NDC business transacting day preceding the 6 (sixth) business day before the bond redemption date (the "bondholders record date").

Performance of the obligations toward a bond owner listed in the list of owners and/or nominal holders of bonds is deemed appropriate, including the situation where bonds were reassigned (alienated) after the bondholders record date.

Not later than on the 2 (second) business day before the bond redemption date NDC Depositary shall provide the Issuer and/or its payment agent a list of the bonds owners and/or nominal holders as finalized on the bond owners and/or holders record date. The list shall contain the following data:

a) *the full name of the person authorized to receive bond redemption amounts. If bonds are assigned by the owner to a nominal holder, and the latter is authorized to receive bond redemption amounts, the nominal holder's full name shall be listed.*
   If bonds were not assigned to a nominal holder and/or the nominal holders is not authorized by the bond owner to receive bond redemption amounts, the bond owner's full name shall be listed (name-surname in the case of an individual);
b) *number of bonds as stated on the owner's depo account or inter-depositary account of the nominal bondholder authorized to receive bond redemption amounts;*
c) *the location and postal address of the person authorized to receive bond redemption amounts;*
d) *the bank details of the person authorized to receive bond redemption amounts:*
   - *account number;*
   - *the name of the bank with which the account is opened;*
   - *the holder's individual taxpayer number;*
   - *correspondent bank account number;*
   - *bank identification number of the holder's bank.*
e) *Taxpayer Identification Number of the person authorized to receive bond redemption amounts;*
f) *tax status of the person the person authorized to receive bond redemption amounts (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)*

Bond owners, their duly authorized persons, including NDC depositors are responsible for timely and accurate provision of bank details to NDC. If the information is not available or provided to NDC after time, such obligations are performed toward the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.

Not later than on the 2 (second) business day before bond redemption the Issuer shall remit the necessary amounts to the payment agent.

Based on the list of bond owners and/or nominal holders, provided by NDC, the payment agent calculates the amounts payable to each person listed in the list of bond owners and/or nominal holders.

At the bond redemption date the payment agent shall remit as required the necessary funds into accounts of persons authorized to receive bond redemption amounts listed in the list of bond owners and/or nominal holders.

In the event that one person is authorized to receive bond redemption amounts by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.

The redemption period of the issued bonds:

The start date:

The 1095th(one thousand and ninety fifth) day as of the bond placement start date.

The end date:

The start and end of the bond redemption period coincide.

There is no redemption of bonds before maturity.

Calculation of income payable on each bond.

Coupon (interest) period		*Coupon (interest) amount*
Start date	*End date*	

1. Coupon. 1 First coupon interest rate is set at an auction among potential buyers of bonds on the first day of the initial bond placement. On the auction day setting the first coupon interest rate Members of the section shall file application using MICEX trading system both on behalf and at the expense of themselves and their customers. The time for filing applications at auction for setting interest rate of the first coupon attached to the bonds shall be decided on by MICEX upon agreement with the issuer and the underwriters. Applications for buying bonds by members of the section shall be filed with one of the underwriters, specifying the following material items:
a.1) Purchase price - 100 % of the nominal value;
a.2) Quantity of bonds that the potential buyer be prepared to purchase should the Issuer set he first coupon interest rate higher or equal to the rate indicated in the application as an acceptable interest rate.
a.3) An acceptable for the investor the first coupon interest rate. By "the acceptable interest rate" is meant the rate if declared by the issuer would make the potential buyer willing to purchase the number of bonds identified in the application at par. The value of the acceptable interest rate should be indicated per annum with accuracy of one hundredth of a percent.

Funds shall be allocated to ensure full payment of the bonds as specified in the application, taking into account MICEX commissions.

Application non-compliant with one of the requirements of items a.1-a.3, and those failing to allocate sufficient funds will not be admitted for participation in the auction for setting the interest rate.

Upon expiry of the period for filing application for the auction to set the first coupon interest rate MICEX shall compile the list of entered applications, filed with each underwriter, and submit them to the issuer and underwriters. The latter based on the lists of applications submitted by MICEX compile the final consolidated list of applications. Based on the review of the consolidated list of the applications filed for the auction the issuer make a decision on the value of the first coupon interest rate and advice of it the underwriters and MICEX.

Underwriters publish notice of the first coupon interest rate through MICEX trading system by e-mailing all section members.

Start date of the first coupon period is the bond placement start date	*The first coupon period end date is 183rd (one hundred and eighty third) day from the bond placement start date*	*Amount payable on the first coupon per bond is expressed by the following formula:* $K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100 \%$, *where* *K(1) – amount payable on the second coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(1) – the second coupon interest rate, % p.a.;* *T(0) – the first coupon period start date;* *T(1) – the first coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

2. *Coupon: 2 Interest rate of the second coupon is equal to the first coupon interest rate.*

The second coupon period start date is the 183rd (one hundred and eighty third) day from the bond placement start date.	*The second coupon period end date is the 366th (three hundred and sixty sixth) day from the bond placement start date.*	*Amount payable on the second coupon per bond is expressed by the following formula:* $K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100$ %, *where* *K(2) - amount payable on the second coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(2) - the second coupon interest rate, % p.a.;* *T(1) –the second coupon period start date;* *T(2) – the second coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

3. *Coupon: 3 Interest rate of the third coupon is equal to the first coupon interest rate.*

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond placement start date.	*The third coupon period end date is 549th (five hundred and forty ninth day) day from the bond placement start date.*	*Amount payable on the third coupon per bond is expressed by the following formula:* $K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100$ %, *where* *K(3) - amount payable on the third coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(3) - the third coupon interest rate, % p.a.;* *T(2) – the third coupon period start date;* *T(3) – the third coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

4. *Coupon: 4 Interest rate of the fourth coupon is equal to the first coupon interest rate.*

The fourth coupon period start date is the 549th (five hundred and forty ninth day) day from the bond placement start date.	*The fourth coupon period end date is the 731st (seven hundred and thirty first) day from the bond placement start date.*	*Amount payable on the fourth coupon per bond is expressed by the following formula:* $K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100$ %, *where* *K(4) - amount payable on the fourth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(4) - the fourth coupon interest rate, % p.a.;* *T(3) – the fourth coupon period start date;* *T(4) – the fourth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

5. *Coupon: 5 Interest rate of the fifth coupon is equal to the first coupon interest rate.*

The fifth coupon period start date is the 731st (seven hundred and thirty first) day from the bond placement start date.	*The fifth coupon period end date is the 913th (nine hundred and thirteenth) day from the bond placement*	*Amount payable on the fifth coupon per bond is expressed by the following formula:* $K(5)= C(5) * N * (T(5) - T(4))/ 365/ 100$ %, *where* *K(5) - amount payable on the fifth coupon per bond, RUR;* *N - the bond's nominal value, RUR;*

	start date.	*C(5) - the fifth coupon interest rate, % p.a.;* *T(4) – the fifth coupon period start date;* *T(5) – the fifth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

6. Coupon: 6 Interest rate of the sixth coupon is equal to the first coupon interest rate.

The sixth coupon period start date is the 913th (nine hundred and thirteenth) day from the bond placement start date.	*The sixth coupon period end date is 1095th (one thousand and ninety fifth) day from the bond placement start date.*	*Amount payable on the sixth coupon per bond is expressed by the following formula:* *K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100 %,* *where* *K(6) - amount payable on the sixth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(6) - the sixth coupon interest rate, % p.a.;* *T(5) – the sixth coupon period start date;* *T(6) – the sixth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

The coupon interest rate is determined at the auction on the placement day to equal to 12.35% p.a. and remains the same for all subsequent coupons. The procedure to determine the coupon interest rate is described above according to item 8.3 of the Decision on the bond issue.

Terms and conditions of making coupon payments.

Coupon (interest accrual) period		*Payment date of the coupon (interest)*	*Record date (finalizing the list of bond owners entitled to be paid the coupon (interest)).*
Start date	*End date*		

1. Coupon: 1

Start date of the first coupon period is the bond placement start date	*The first coupon period end date is 183rd (one hundred and eighty third) day from the bond placement start date*	*The first coupon payment date is 183rd (one hundred and eighty third) day from the bond placement start date* *If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*

Payment procedure for coupon (interest) payments:

Income payments due on the bonds of the issue on all coupons are made in the currency of the Russian Federation by remittances to NDC depositors. A bond owner who is not an NDC depositor, is entitled to authorize a bond owner – NDC depositor to receive amounts payable in the respect of bond income. Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bondholders). Performance of the obligations toward a bond owner listed in the list of bond owners is deemed appropriate, including the situation where bonds were reassigned (alienated) after the bond owners record date.

Not later than 3 (three) business days before the bond income payment date NDC shall provide the Issuer and/or its payment agent a list of the bondholders as finalized on the bondholders record date. The list shall contain the following data:

a) the full name of the bondholder;
b) number of bonds as stated on the depo accounts of the relevant bondholder;
c) the location and postal address of the bondholder;
g) the bank details of the bondholder:
- *account number of the bondholder;*
- *the name of the bank with which the account is opened;*
- *the holder's Individual Taxpayer Number (INN);*
- *correspondent bank account number;*
- *bank identification number of the holder's bank.*

h) tax status of the NDC depositor (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

A bondholder is responsible for timely and accurate provision of bank details to NDC. If the information is not available or provided to NDC after time, such obligations are performed toward the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.

Not later than 2 (two) days before bond income payment date the Issuer shall remit the necessary amounts to the payment agent.

Based on the list of bondholders, provided by NDC, the payment agent calculates the amounts payable to each bondholder authorized to receive bond income payments.

On the bond income payment day the payment agent shall remit as required the necessary funds into accounts of bondholders in favor of the bond owners.

In the event that one person is authorized to receive bond income payments by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.

If the redemption day is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.

2. Coupon: 2

The second coupon period start date is the 183rd (one hundred and eighty third) day from the bond placement start date.	*The second coupon period end date is the 366th (three hundred and sixty sixth) day from the bond placement start date.*	*The second coupon payment date is the 366th (three hundred and sixty sixth) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for*

		on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.	*each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the second coupon is the same as for the first coupon payment as described above.*			

3. Coupon: 3

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond placement start date.	*The third coupon period end date is 549th (five hundred and forty ninth day) day from the bond placement start date.*	*The third coupon payment date is 549th (five hundred and forty ninth day) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the third coupon is the same as for the first coupon payment as described above.*			

4. Coupon: 4

The fourth coupon period start date is the 549th (five hundred and forty ninth day) day from the bond placement start date.	*The fourth coupon period end date is the 731st (seven hundred and thirty first) day from the bond placement start date.*	*The fourth coupon payment date is the 731st (seven hundred and thirty first) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this*

			bond issue.
Coupon (interest) payment procedure: *Payments of bond coupon on the fourth coupon is the same as for the first coupon payment as described above.*			

5. *Coupon: 5*

The fifth coupon period start date is the 731st (seven hundred and thirty first) day from the bond placement start date.	*The fifth coupon period end date is the 913th (nine hundred and thirteenth) day from the bond placement start date.*	*The fifth coupon payment date is the 913th (nine hundred and thirteenth) day from the bond placement start date If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the fifth coupon is the same as for the first coupon payment as described above.*			

6. *Coupon: 6*

The sixth coupon period start date is the 913th (nine hundred and thirteenth) day from the bond placement start date.	*The sixth coupon period end date is the 1095th (one thousand and ninety fifth) day from the bond placement start date.*	*The sixth coupon payment date is the 1095th (one thousand and ninety fifth) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the sixth coupon is the same as for the first coupon payment as described above.*			

Payments of coupon (interest) are effected by the issuer through its payment agent.

Full name: *Joint-Stock Commercial Bank Moscow Business World (Public Joint-Stock Company*

Abbreviated name: *OAO MDM-Bank*

Address: *33 Kotelnicheskaya Embank., building 1, Moscow, 115172, Russia.*

Mailing address: *33 Kotelnicheskaya Embank., building 1, Moscow, 115172, Russia.*

Duties and functions of the payment agent:

The payment agent undertakes:

- to make payments of funds on behalf, at the expense of and as instructed by the issuer to persons authorized to receive amounts payable with respect of redemption and coupon – to bond owners and/or assigned bondholders in the amounts, at the due dates and according to a procedure set out in the Decision on the bond issue and Bond Issue Prospectus. Disbursement of funds by the payment agent shall be accomplished only subject to remittance by the issuer of amounts sufficient for making such disbursement into the issuer's account opened with the payment agent..

- calculate amounts payable to each person authorized to receives payments of redemption sums and coupons as set out in the Decision on the bond issue and Bond Issue Prospectus

- to provide to the issuer reports in writing on the disbursed funds as required and in timeframe specified by a contract concluded by the issuer and the payment agent;

- to provide to bond owners and assigned holders of bonds information about amounts, timeline and terms of the bond redemption;

- at the issuer's request to provide information received by the payment agent from the depositary in connection with performance of the payment agent's duties under the bond issue;

- to keep confidential information received by the payment agent in connection with performance of its duties unless the information is in public domain or shall be divulged according to legal acts of the Russian Federation.

Type of collateral (method of providing the collateral) for the bonds: *Surety*

Collateral value, RUR:*2,000,000,000 plus accrued interest*

8.3.3 Information on securities issues under which the issuer failed to perform its obligations (default)

No issues of securities where the Issuer failed to meet it obligations (no default).

8.4 Information on entity (entities) which provided a collateral for the bond issue

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 02:

Full name of the shareholder: *Limited Liability Company Bassian invest*

Abbreviated name: *Bassian invest LLC*

INN: *7710838686*

Address: *4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia*

Mailing address: *4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia*

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 03:

Full name of the shareholder: *Limited Liability Company Bassian invest*

Abbreviated name: *Bassian invest LLC*

INN: *7710838686*

Address: *4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia*

Mailing address: *4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia*

8.5 Terms and conditions of the collateral to ensure performance of obligations under the bond issue

Documented non-convertible interest bearing bearer bonds series 02:

Type of collateral (method of providing the collateral):

Surety

Collateral value, RUR: *600,000,000 plus accrued interest*

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Agreement # 611/02 – DO of April 30, 2002 on provision of a collateral for Joint-Stock Central Telecommunication Company for the purposes of a bond issue concluded between the issuer and Bassian invest LLC stipulates that the said Agreement shall be an offer and open for third parties- bond owners to join by way of bond acquisition. Third parties gain the rights to demand from Bassian invest LLC to fulfill its obligations under the Agreement as of the moment of their acquisition of bonds which are covered by the said Agreement concluded to provide a collateral for the issuer's

obligations under the bond issue. Disposal of bonds by their owners signifies the waiver of the rights to hold Bassian invest LLC liable as provided in the said Agreement. Transfer of the rights for bonds to the new bond buyer means gaining by him the rights of a bond owner under the Agreement to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds.

Acquisition of bonds signifies conclusion of contract by the bond buyer under which the collateral for the bond issue was provided. Transfer of the rights for bonds to the bond buyer means gaining by him the rights of a bond owner under the contract to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the two following conditions:

- *the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;*
- *the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;*

Simultaneous existence of these two conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should the fact of the issuer default be established Bassian invest LLC undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners.

The time frame and procedure of performance by Bassian invest LLC of the issuer's obligations toward the bond owners are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

The issuer's net assets at the date of the collateral provision, RUR*2,627,290.00 thousand*

The surety's net assets at the date of the collateral provision, RUR*1,556.00 thousand*

Documented non-convertible interest bearing bearer bonds series 03:

Type of collateral (method of providing the collateral): ***Surety***

Collateral value, RUR: ***2,000,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Acquisition of bonds signifies conclusion of contract by the bond buyer under which the collateral for the bond issue was provided. Transfer of the rights for bonds to the bond buyer means gaining by him the rights of a bond owner under the contract to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds. The written form of the contract is deemed executed.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the two following conditions:

- ***the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;***
- ***the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;***

Simultaneous existence of these two conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should these circumstances occur the surety will perform the issuer's obligations pursuant to the following arrangements:

A bond owner or a person duly authorized by him is entitled to file a request in writing with the surety for performance of the issuer's obligations ("the request"). The request should contain:

- ***the bondholder's full name, and if bonds are assigned for nominal holding and the assigned holder is***

authorized to receive payments due to the bond owner under the bond issue, the full name of the nominal holder;

- *the number of bonds owned by the bond owner;*
- *domicile and actual address, contact numbers of the person authorized to receive payments due to the bond owner under the bond issue;*
- *tax status of the bond owner (resident, non-resident conducting activities in the Russian Federation through a permanent representative office, non-resident receiving income not linked to the permanent representative office, natural persons – tax residents of the Russian Federation, natural persons actually residing in the territory of the Russian Federation at least 183 days a year, a foreigner, stateless citizen);*
- *bank details (account name/number, etc.) of the person authorized to receive funds due to the bond owner under the bond issue;*

The following documents shall be attached to the request:

- *documents confirming the bond owner's rights on the number of bonds stated in the request (statement of the bond owner's depo account or other similar statement);*
- *a document certifying the authorized person's power to sign the request on behalf the bond owner;*
- *documents confirming default or inadequate performance by the issuer of its obligations.*

The request shall be signed by the bond owner or by his/her authorized person. If the bond owner or its authorized person is a legal entity – resident, the request shall be signed by the chief executive and chief accountant of the relevant legal entity, and stamped with its seal. If the bond owner or its authorized person is a legal entity – non-resident, the request shall be signed by the chief executive of the relevant legal entity, and stamped with the legal entity's seal, or signed by the authorized person of such legal entity.

The said request shall be filed with the Surety not later than 6 (six) months as of the due date of performance by the issuer of its obligations (the last date of the period assigned for performance)

Within 1 (one) month following the day of filing the request the Surety shall pay out to the relevant bond owner or its nominal (assigned) holder authorized to receive funds due to the bond owner under the bond issue, the total nominal value of bonds owned by such owner and/or payable interest (coupon) on such bonds.

The issuer's net assets at the date of the collateral provision, ***RUR 15,049,625.00 thousand***

The surety's net assets at the date of the collateral provision, ***RUR - 1,556.00 thousand***

8.6 Information on the organizations keeping records of rights on the securities issued by the issuer

Registrar:

Entity's name: ***Private Joint-Stock Company Registrator-Svyaz***

Abbreviated name: ***Private JSC Registrator-Svyaz***

Address: ***15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***

Mailing address: ***15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***

Telephone: *(+7 095) 933-42-21* Fax: *(+7 095) 933-42-21*

e-mail: ***regsw@asvt.ru***

License:

License No: ***10-000-1-00258***

Date of issue: ***1.10.2002***

Valid till: ***not stated***

License issuing body: ***Federal Commission on Securities Market***

The named registrar has kept the register of registered securities of the issuer as of: ***May 3, 2000***

The depositary has in central custody the following securities:

1. Certificate of documented interest bearing non-convertible bearer bonds series 02, mandatory centrally kept. State registration number of the issue # 4-02-00194-A of June 25, 2002, total quantity of the issued bonds: 600,000 bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR600,000,000
2. Certificate of documented interest bearing non-convertible bearer bonds series 03, mandatory centrally kept. State

registration number of the issue # 4-18-00194-A of August 1, 2003, total quantity of the issued bonds: 2,000,000 bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR 2,000,000,000

The depositary performing safekeeping of the securities issued by the issuer:
Entity's name: *Not-for-profit partnership National Depositary Center*
Abbreviated name: **NP NDC**
Address: *11 Bolshoy Kislovski Per., Moscow, Russia*
Mailing address: *1/13 Sredni Kislovski Per., Moscow, 103009, Russia*
Telephone: *(+7 095) 956-27-89,956-27-90* Fax: *(+7 095)956-0938*
e-mail: *void*

License:
License No: *177-03431-000100*
Date of issue: *December 4, 2000*
Valid till: *not stated*
License issuing body: *FCSM of Russia*
Operation started on: *12.11.2001*

8.7 Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to non-residents.

The key piece of legislation covering capital import and export is the Law On currency regulations and control of December 10, 2003 #173-FZ which took effect in June 2004.

Also in June Federal Law of December 8, 2003 #164-FZ On basics of state regulations of external trade activities took effect. The Law sets forth key principles of export and import regulations covering merchandises, works, service, intellectual property, types of state regulations of external trade activities, and powers of authorities in the external trade. Accordingly, as of coming into effect of this Law the previous Law On state regulations of external trade activities of October 13, 1995 #157-FZ expired.

Additionally, the Company as required by the Civil Code of the Russian federation and the Federal Law #164-FZ of October 29, 1998 On financial lease (leasing) uses actively leasing deals in its activities.

8.8 Taxation of income incurred on placed and to be placed issued securities

Taxation of income received from participation in the organization in the form of dividends

Taxation of income received from placed and being placed issued securities of the Issuer is governed by the Tax Code of the Russian Federation (henceforth the "TC"), and other legal acts of the Russian Federation, passed according to the Tax Code of the Russian Federation.

TAX RATES

	Legal entities		Natural persons	
Type of income	Residents	Non-residents	Residents	Non-residents
Coupon income	24% (of which: 5% to the federal budget; 17% - to the budget of the relevant constituent entities; 2% - to the local budget)	20%	13%	30%
Income from realization of securities	24% (of which: 6% to the federal budget; 16% - to the budget of the relevant constituent entities; 2% - to the local budget)	20%	13%	30%
Dividends	6%	15%	6%	30%

TAXATION OF NATURAL PERSONS

Type of tax - income tax.

The following income falls in the category of income received from sources in the Russian Federation:

- dividend and interest payments received from Russian organizations, and interest payments received from Russian individuals-entrepreneurs and (or) from a foreign organization in connection with activities of its permanent representative office in Russia;
- proceeds from realization in the RF of shares or other securities, and stakes in the charter capital of organizations.

Taxation base

A taxpayer's income received as a material benefit is the material benefit received from purchase of securities. The tax base is defined as the surplus of the market value of the securities determined taking into account the limits of market price fluctuations, over the actual cost of the securities for the taxpayer. The procedures of identifying the market price of the securities and limits of market price fluctuations are set forth by federal authority regulating stock markets.

The following income is taken into account in determining taxation base for income received from transactions with securities:

- sale-purchase deals with securities traded on organized stock market;
- sale-purchase deals with securities not traded on organized stock market

Income (loss) on sale-purchase deals with securities is defined as the difference between the proceeds from realization of securities and expenses related to the acquisition, realization and safe-keeping of securities actually incurred by the taxpayer and supported by documents, or property deductions accepted for reduction of proceeds from sale-purchase deals.

Such expenses include:

- amounts paid out to the seller according to the agreement;
- payments in respect of depositary services;
- commissions paid to professional participants of stock market, discount paid (recovered) by a unit fund management company during sale (cancellation) by an investor of his interest in the unit fund determined according to the procedure set forth by applicable Russian law on unit funds;
- stock exchange charges (commission);
- payments in respect of registrar's services;
- other expenses directly related to sales, purchases and safe-keeping of securities, paid for in respect of services rendered by professional participants of securities market during their professional activities/

Income (loss) from deals with securities traded on organized securities market shall be increased (reduced) by the amount of interest paid for using funds raised for closing sale-purchase deals with securities, within the limits calculated on the basis of the effective refinancing rate set by the Central Bank of the Russian Federation.

The amount of loss incurred from transactions with securities traded on organized securities market is determined taking into account the limits of the market price fluctuations of securities.

By market prices of securities listed on organized stock market is meant an average weighted price of the securities across the deals closed over a trading day through the trading arranger. If deals with the same securities were closed through more than one trading arranger the tax payer is entitled to choose on its own the market price of the securities calculated according to data from a particular trade arranger. If the average weighted market price of the specific securities is not calculated by a trade arranger, the average weighted market price is deemed as the arithmetic mean of the minimum and maximum prices in the deals closed through the trade arranger over the day.

The tax base is determined separately for each transaction.

Income (loss) from sale-purchase deals with securities is defined as the sum of income amounts across the deals with securities of a certain type closed in the tax period, less the amount of loss.

If a taxpayer's expenses incurred in acquisitions, realization and safe-keeping of securities cannot be directly charged to the costs of acquisition, realization and safe-keeping of particular securities, these expenses shall be allocated pro rata to the evaluated cost of securities to which these expenses are charged. The evaluated cost of securities is determined as on the date of incurring these expenses.

If a taxpayer's expenses cannot be supported by documents, the taxpayer is entitled to resort to the property tax deduction as provide for in par. 1of sub-item 1 of item 1 of Article 220 of the TC of RF. A property tax deduction or deductions amounted to all actually incurred expenses supported by documents shall be provided to the tax payer by the income payment source at the moment of calculation and payment of taxes to the state budget (by the broker, trust managers, managing company performing trust management of property, constituting an investment unit fund or by other person conducting transactions under an agency contract or other similar agreement in favor of the taxpayer), or upon expiry of the tax period filing tax returns with tax authorities.

If the tax calculation and payment are offset by the source of income outpayments (by the broker, trust managers, managing company performing trust management of property, constituting an investment unit fund or by other person conducting transactions under an agency contract or other similar agreement in favor of the taxpayer) in the tax period, the property tax deductions are provided to the taxpayer by the source of income payments with a possibility of subsequent offsetting upon expiry of the tax period when filing a tax return with tax authorities.

If there are more than one source of income payments the property tax deductions are provided by only one source of income payments at the discretion of the taxpayer.

The tax base for securities sale-purchase deals (cancellation of investments in investment unit funds) is defined as the income received upon expiry of a tax period for securities deals.

Loss from deals with securities traded on organized stock market incurred as the result of a tax period shall reduce the tax base for sale-purchase deals with this particular type of securities.

Income from sale-purchase deals with securities not traded on organized securities market that at the moment of the acquisition trading did not meet requirements to be met by securities traded on organized securities market can be reduced by the amount of loss incurred in the tax period from sale-purchase deals with securities trade on organized securities market.

The date of the actual receipt of income:

- the date of income payment including remittance of income amounts into the taxpayer's accounts with banks, or by the taxpayer's order into accounts of third persons – if income is received in cash funds;
- the date of securities acquisition if income is received as material benefits.

Tax base with respect of securities sale-purchase deals and forward deals with financial instruments is defined upon expiry of a tax period. Calculation and payment of the tax amounts are effected by the tax agent upon expiry of a tax period or while making income payments in favor of a taxpayer before expiry of a tax period.

Tax agents are recognized as Russian organizations generating income or paying income to a taxpayer. Tax agents shall calculate, withhold from the tax payer and pay out the tax amount. If the tax payment source is a person acting under an agency agreement or other similar contract in favor of the taxpayer, the obligations of a tax agent shall be fulfilled by the person actually paying the income to the taxpayer.

If a tax agent is making cash payments before expiry of the subsequent tax period, the tax amount is paid according to the portion of income defined according to this clause with respect to actually paid out cash income. The income portion is determined as the total income amount multiplied by a ratio of the paid amount to the valuation of securities defined at the date of payment of cash funds in respect of which the relevant tax agent acted as a broker. If there were multiple payments of cash funds to a taxpayer during a tax period the due tax amount is accumulated taking into account previous tax payments.

Securities valuations are identified based on actually incurred and supported by documents expenses related to acquisition of relevant securities.

By cash fund payments are meant payments of cash funds, remittances of cash funds into a bank account of a natural person or to a third party bank account pursuant to the natural person's order.

If it is proved impossible to withhold the calculated tax amount by the source of income payments the tax agent (the broker, trust manager other person conducting transactions under an agency contract, commission contract or other similar agreement in favor of the taxpayer) within one month from the moment of occurrence of these circumstances shall inform in writing the relevant tax authorities at the location of its registration about the impossibility of withholding and the tax amount owned by the taxpayer. In the event of such circumstances taxes are paid pursuant to Article 228 of the Tax Code of the RF.

TAXATION OF LEGAL ENTITIES

Type of tax - income tax.

Received income includes:

- proceeds from realization of property rights (income received from realization);
- income not related to realization received in the form of interest payments on securities and other debt instruments and/or interest participation in other organizations.

Tax base

A taxpayer's income received from realization or other disposal of securities (including redemption) is defined on the basis of the price of the realization or other disposal of securities, and amount of interest income (coupons) paid by the purchaser to the taxpayer, and amount of interest income (coupons) paid by the issuer to the taxpayer; the interest

income (coupons) received from realization or other disposal of securities and already taken into account for taxation purposes being excluded.

Expenses incurred from realization (other disposal) of securities are determined on the basis of the purchase price of the securities (including purchase expenses), realization costs, discounts applicable to the calculated values of investment units, accrued interest income (coupons) paid by the taxpayer to the seller of securities the interest income (coupons) already taken into account for taxation purposes being excluded.

Interest under credit facilities, loans and other similar agreements, other debt obligations (including securities) are taken into account at the date income posting according to Article 328 of the Tax Code of the Russian Federation.

The date of income and expense recognition with respect to bond transactions shall be the date of realization of the said bonds according to Article 329 of the Tax Code of the Russian Federation.

Securities are considered as publicly traded on organized stock market if the following three conditions are satisfied at the same time:

1) the securities in question are accepted for trading by at least one trading arranger entitled to do so according to effective national legislation;
2) if price information (price quotations) is published in mass media (including electronic ones), or can be provided by a trading arranger or other authorized person to any interested party within three years after closing deals with securities;
3) if listed market prices of securities are calculated according to effective national legislation.

For tax purposes the market price of securities traded on organized stock market shall be the actual price of realization or other disposal of securities, if this price is less than maximum and more than minimum prices of deals (the "price interval") involving the securities in question, registered by the trading arranger on securities market on the date of closing the relevant deal. If securities traded on organized securities market are realized at prices below the minimal price of deals closed on organized market the financial result is determined on the basis of the minimal price of deal on the organized stock market.

By an accrued interest income (coupon) is meant a part of the interest (coupon) income payable under the term and conditions of such securities issue calculated pro rata to the number of days elapsed from the date of issue of such securities or from the date of previous coupon payments until the date of closing the deal (transfer of securities).

With respect to securities not traded on organized stock market the actual price of realization or other disposal of securities is accepted for tax purposes subject to meeting at least one of the following conditions:

1) if the actual price of the relevant deals is in the price interval of the similar (identical, same type) securities registered by a trading arranger on stock market at the date of closing the deal or at the date of the latest trading before closing the deal, if trading in such securities took place with the trading arranger at least once in the past 12 months;
2) if the deviation of the actual price of the relevant deal is within 20% in excess of or below the weighted average price of similar (identical, same type) securities calculated by the trading arranger on organized stock market according to the rules set forth by the said trading arranger upon results of trading at the date of closing such deal or at the date of the latest trading before closing the deal, if trading in such securities took place with the trading arranger at least once in the past 12 months.

The income of a taxpayer disposing of shares received by him/her in the process of increasing the charter capital of a joint-stock company is defined as the difference between the price of realization and initially paid-up share price adjusted according to changes in the quantity of shares due to the increase in the charter capital.

Tax base with respect to securities transaction is defined by the taxpayer separately barring the tax base for securities transactions defined by professional participants of securities market. Taxpayers (barring the tax base for securities transactions defined by professional participants of securities market carrying out broker activities) shall define the tax base for transactions with securities traded on organized stock market, separately from the tax base for transactions with securities not traded on any organized securities market.

Valuation of securities being realized or otherwise disposed of is carried by the First In First Out (FIFO) method for issued disposed of securities, and by actual cost of securities for non-issued securities.

Taxpayers receiving income (loss) from transactions with securities in the previous tax period or previous tax period are entitled to reduce their tax base for transaction with securities in the reporting (tax) period (defer the said loss) according to terms and conditions set forth in Article 283 of the Tax Code of the Russian Federation.

Loss from transaction with securities not traded on any organized securities market incurred in the previous tax period (previous tax periods) can be charged to the reduction of the tax base from transactions with such securities defined in the reporting (tax) period. Loss from transaction with securities traded on organized securities market incurred in the previous tax period (previous tax periods) can be charged to the reduction of the tax base from transactions on realization of given category of securities.

Within a tax period losses incurred in the relevant reporting period from transactions with securities traded and not traded on organized securities market shall be deferred separately for these categories of securities respectively within the limits of profits received from transaction with such securities.

If the recipient of the interest from a debt obligations of any type including bonds carrying the right of participation in profits and convertible bonds, is a foreign organization, not performing activities through its permanent representative office in the Russian Federation, the tax from such income is calculated and withheld by the tax agent. If the source of such income payments is a person performing activities under an agency agreement or other similar agreement in favor of the taxpayer the tax agent obligations shall be fulfilled by the person actually paying income to a foreign organization, which does not have operations through its permanent representative office in the Russian Federation.

If a tax agent makes income payments to a foreign organization taxable in the Russian Federation according to international treaties (agreements) under reduced rates, the tax agent shall calculate and withhold the tax at the relevant reduced rates subject to provision by the foreign organization of supporting documents to the tax agent as stipulated by par. 1 of Article 312 of the Tax Code of the Russian Federation. In the vent of income payments made by Russian banks on transactions with foreign banks confirmation of the permanent domicile of the bank in an overseas country with which an international treaty (agreement) regulating tax issues is concluded, shall not be required if such domicile is confirmed by information available from a public domain directories.

8.9 Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds.

Category (type) of shares: *registered book-entry ordinary shares*

Reporting period for which the declared dividends are paid (were paid)	*1999*	*2000*	*2001*	*2002*	*2003*
Declared (accrued) dividend amount per share, RUR	*40.0*	*33.05*	*0.026*	*0.096052*	*0.124867*
Total amount of declared (accrued) dividend for all shares, RUR	*18064040.0*	*14925413.05*	*11741626.2*	*151570712.32*	*197040979.21621 1*
The issuer governing body which made a decision on (declared) payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholder s*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*	*24.06.2003* *Minutes #11 of 24.06.2003*	*June 11, 2004* *Minutes #12 of June 11, 2004*
Time frame allocated for making payments of the declared dividends on the issuer shares	*during the fiscal year, when the decision to pay dividends was made*	*during the fiscal year, when the decision to pay dividends was made*	*during the fiscal year, when the decision to pay dividends was made*	*before December 31, 2003*	*before December 31, 2004*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all ordinary shares of the issue, RUR	*17719038.87*	*14635470.08*	*11687712.00*	*149653001.47*	*0*

- *Dividend amount after tax*
- *No dividends for 2003 were paid in 2Q2004*

Preference registered book-entry Class B shares

Reporting period for which the declared dividends are paid (were paid)	*1999*	*2000*	*2001*
Declared (accrued) dividend amount per share, RUR	*82.0*	*70.94*	*0.038*
Total amount of declared (accrued) dividend for all shares, RUR	*1014504.0*	*877669.68*	*470136*
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*
Time frame allocated for making payments of the declared dividends on the issuer shares	*not later than one month after the decision on dividend payment was made*	*not later than one month after the decision on dividend payment was made*	*not later than one month after the decision on dividend payment was made*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all preference Class B shares of the issuer, RUR	*1014504.0*	*877669.68*	*470136.00*

Preference registered book-entry Class A shares

Reporting period for which the declared dividends are paid (were paid)	*1999*	*2000*	*2001*	*2002*	*2003*
Declared (accrued) dividend amount per share, RUR	*164.0*	*141.89*	*0.077*	*0.206*	*0.285662*
Total amount of declared (accrued) dividend for all shares, RUR	*25363912.0*	*21944423.62*	*11908666*	*108429738.3*	*150256161.518164*
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*

Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*	*24.06.2003* *Minutes #11 of 24.06.2003*	*June 11, 2004* *Minutes #12 of June 11, 2004*
Time frame allocated for making payments of the declared dividends on the issuer shares	*not later than two months after the decision on dividend payment was made*	*not later than two months after the decision on dividend payment was made*	*not later than two months after the decision on dividend payment was made*	*before August 23, 2003*	
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all preference Class A shares, RUR	*23,809,076.00*	*21,415,471.89*	*18,817,700.54*	*107,113,909.7*	*0*

no dividends for 2003 were paid in 2Q2004

Income on the issuer bonds

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***01***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
Registration number: ***4-01-00194-A***
State registration date of the issue: ***October 17, 2001***
State registration date of the report on the results of the issue: ***December 10, 2001***
Authority performing the state registration: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each securities of the issue, RUR ***1 000***
Total value of the issue (at par): RUR***600,000,000***
Type of income: ***coupon***

Income payable on the bonds of the issue per bond, RUR: ***57.26***
Total amount of income payable on all bonds of the issue, RUR***34,356,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***1st quarter of 2002***
Total income paid on all bonds of the issue for the 1st quarter of 2002, RUR***34,356,000***

Income payable on the bonds of the issue, per bond: RUR***53.6***
Total amount of income payable on all bonds of the issue, RUR***32,160,000***
Time limit set for making income payments on the bonds of the issue: ***one day***

Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***2nd quarter of 2002***
Total income paid on all bonds of the issue for the 2nd quarter of 2002, RUR***32,160,000***

Income payable on the bonds of the issue, per bond RUR*102.22*
Total amount of income payable on all bonds of the issue, RUR***61,332,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter of 2002***
Total income paid on all bonds of the issue for the 4th quarter of 2002, RUR***61,332,000***

Income payable on the bonds of the issue, per bond RUR*89.75*
Total amount of income payable on all bonds of the issue, RUR***53,850,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made:***2nd quarter of 2003***
Total income paid on all bonds of the issue for the 2nd quarter of 2003, RUR***53,850,000***

Income payable on the bonds of the issue, per bond RUR*89.75*
Total amount of income payable on all bonds of the issue, RUR***53,850,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made:***3rd quarter of 2003***
Total income paid on all bonds of the issue for the 3rd quarter of 2003, RUR***53,850,000***

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***02***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
State registration number: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Authority performing the state registration of the securities issue: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***15.08.2002***
State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each piece of the securities of the issue, RUR***1,000***
Total value of the issue (at par): RUR***600,000,000***
Type of income: ***coupon***

Income payable on the bonds of the issue, per bond, RUR***49.86***
Total amount of income payable on all bonds of the issue, RUR***29,916,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter 2002***
Total income paid on all bonds of the issue for the 4th quarter of 2002, RUR***29,916,000***

Income payable on the bonds of the issue, per bond, RUR*99.73*

Total amount of income payable on all bonds of the issue, RUR*59,838,000*
Time limit set for making income payments on the bonds of the issue: *one day*
Form and other terms and conditions of making income payments on the bonds of the issue: *cash funds*
Reporting period for which income payments on the bonds of the issue were made: *2nd quarter of 2003*
Total income paid on all bonds of the issue for the 2nd quarter of 2003, RUR*59,838,000*

Income payable on the bonds of the issue, per bond, RUR*90.25*
Total amount of income payable on all bonds of the issue, RUR*54,150,000*
Time limit set for making income payments on the bonds of the issue: *one day*
Form and other terms and conditions of making income payments on the bonds of the issue: *cash funds*
Reporting period for which income payments on the bonds of the issue were made: *3rd quarter of 2003*
Total income paid on all bonds of the issue for the 3rd quarter of 2003, RUR*54,150,000*

Type, series (class), form and other identification features of securities:
Type: ***bonds***
Series:***2-И***
Type of bonds: ***interest bearing***
Form of the securities: ***book-entry bearer bonds***
State registration number: *4-15-00194-A*
Date of state registration: *11.10.2002*
Authority performing the state registration of the securities issue: FCSM of Russia
State registration date of the report on the results of the issue: *14.01.2003*
Authority performing the state registration of the securities issue and the report on the results of the securities issue: ***FCSM of Russia***
Quantity of securities of the issue: *212,701*
Nominal value of each issued securities: RUR*50*
Total value of the securities issue at par: RUR*10,635,050*
Yield: ***interest***

Income payable on the bonds of the issue, per bond, RUR*1.00*
Total amount of income payable on all bonds of the issue, RUR*212,161*
Time limit set for making income payments on the bonds of the issue: ***unspecified by the decision on the bond issue***
Form and other terms and conditions of making income payments on the bonds of the issue: *cash funds*
Reporting period for which income payments on the bonds of the issue were made: *1st quarter of 2004*
Total income paid on all bonds of the issue for the 1st quarter of 2004: RUR*5,498*

Actual fulfillment of the obligations:

Any bond owner is entitled to request interest payment of 2 (two) per cent p.a. of the nominal value per bond upon expiry of each calendar year. A bondholder registered in the register of the bondholders of the relevant type of bonds on January 1st of each year before maturity is entitled to receive interest payments. The deadline for meeting obligations to pay coupons is not defined by the relevant Decision on the bond issue.
AS on February 2, 2004 the total interest amount of RUR5,498 (five thousand four hundred and ninety four rubles) was paid on book-entry series 2-И bearer bonds of JSC CenterTelecom.
The reason:
- too few bondholders bothered to turn up at the headquarters of the Issuer to receive interest payments on the bonds specified above, despite timely placement of the relevant notice in the media. The bond issue series 02 of CenterTelecom is a "telephone" one: the key incentive for bond owners is not receiving interest payments, which is preserved in full, but provision of an access to telephone network.

Type, series (class), form and other identification features of securities:
Type: ***bonds***

Series:: *03*
Type of bonds: ***interest bearing***
Form of the securities: ***documented bearer bonds***
State registration number: ***4-18-00194-A***
Date of state registration: ***25.06.2002***
Authority performing the state registration of the securities issue: FCSM of Russia
Date of state registration of the report on the results of the bond issue: ***01.08.2003***
Authority performing the state registration of the securities issue and report on the results of the bond issue: ***FCSM of Russia***
Quantity of issued securities: ***2,000,000***
Nominal value of each issued securities: RUR***1,000***
Total value of the securities issue at par: RUR***2,000,000,000***
Yield: ***coupon***

Income payable on the bonds of the issue, per bond: RUR***61.92***
Total amount of income payable on all bonds of the issue, RUR***123,840,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***such funds***
Reporting period for which income payments on the bonds of the issue were made: ***1st quarter 2004***
Total income paid on all bonds of the issue for the 1st quarter of 2004: RUR***123,840,000***

8.10 Other information

No other information

ANNEX 1

BALANCE SHEET

			CODES
		Form #1 by OCUD	0710001
as on	**June 30, 2003**	Date (year, month, day)	30.07.2004
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN (TIN)	5000000970
Type of business	telecommunication services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**
Address	6 Degtiarny Per., Building 2, GSP-3, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	49	47
Fixed assets		120	120	22,876,293	24,363,508
Capital investments		130	130	2,172,303	2,769,389
Income bearing investments in tangible items		135	135	1,877	1,471
Long-term financial investments		140	**140**	119,863	868,125
including: investments in daughter companies			141	91,135	845,038
investments in affiliates/associates			142	11,319	4,499
investments in other organizations			143	8,077	8,023
other long-term financial investments			144	9,332	10,565
Deferred tax assets		145	145	11,527	9,550
Other non-current assets		150	150	1,642,861	2,689,964
Total for section I		190	**190**	26,824,773	30,702,054

ASSETS	Notes	Item code	Line code	At the reporting period start	At the reporting period end

1	1a	2	2a	3	4
II. CURRENT ASSETS					
Inventories		210	**210**	914,935	1,109,500
including:					
raw material, auxiliaries and other similar items		211	211	600,348	643,921
expenses of production in progress (circulation expenses)		213	213	754	1,197
finished products and goods intended for resale		214	214	28,848	33,920
shipped products		215	215	472	409
deferred expenses		216	216	284,513	430,053
other inventories and expenses		217	217		
VAT on purchased items		220	220	1,477,023	1,326,053
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	59,440	56,801
including:					
buyers and customer accounts		231	231		288
advance payments made			232	28,927	25,131
other debtors			233	30,513	31,382
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2,357,538	3,233,991
including:					
buyers and customer accounts		241	241	1,732,449	1,816,509
advance payments made			242	213,062	262,520
other debtors			243	412,027	1,154,962
Short-term financial investments		250	250	24,486	496
Cash and equivalents		260	260	1,015,270	703,481
Other current assets		270	270	941	2,786
Total on section II		290	**290**	5,849,633	6,433,108
Grand total (sum of lines 190+290)		300	**300**	32,674,406	37,135,162

LIABILITIES		Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter (legal) capital		410	410	631,200	631,200
Additional capital		420	420	6,332,963	6,331,697
Reserves		430	430	31,560	31,560
Shares bought-out from shareholders		411	440		
Undistributed profit (not covered loss) of previous years		470	460	8,031,217	7,685,146
Undistributed profit (not covered loss) of the reporting year		470	470	X	(22,774)
Total on section III		490	**490**	15,026,940	14,656,829

IV. LONG-TERM LIABILITIES					
Loans and credits		510	**510**	6,727,159	5,865,719
including:					
credit facilities			511	3,963,900	3,118,533
loans			512	2,763,259	2,747,186
Deferred tax liabilities		515	515	396,990	495,582
Other long-term liabilities		520	520	2,221,587	2,316,838
Total on section IV		590	**590**	9,345,736	8,678,139
V. SHORT-TERM LIABILITIES					
Loans and credits		610	**610**	3,988,610	8,346,862
including:					
credit facilities			611	3,283,624	6,025,919
loans			612	704,986	2,320,943
Accounts payable		620	**620**	3,833,299	4,626,837
including:					
suppliers and contractors		621	621	2,061,365	2,475,425
advance payments received		625	622	402,625	453,292
debt to employees		622	623	166,406	263,267
debt to government out-of-budget funds		623	624	79,671	142,989
debt in respect of tax and duties		624	625	520,210	632,361
other creditors		625	626	603,022	659,503
Debt to participants (founders) for income payments		630	630	15,323	363,571
Deferred revenue		640	640	464,498	462,924
Deferred expense provisions		650	650		
Other short-term liabilities		660	660		
Total on section V		690	**690**	8,301,730	13,800,194
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	32,674,406	37,135,162

Summary of items posted to off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	900	1,208,438	1,138,240
including those under leasing terms		911	901	846,547	780,808
Goods and tangible items accepted for safe storage		920	902	9,383	135,911
Goods accepted for commission		930	903	1,767	4,132
Debt of insolvent debtors written off as a loss		940	904	301,871	309,603
Security received in respect of payments and obligations		950	905	2,752,925	2,972,075
Security provided to other parties in respect of payments and obligations		960	906	9,134,084	10,922,836
Housing facilities depreciation		970	907	28,217	28,219
Depreciation of external improvement items and other similar facilities		980	908	1,010	1,087
Means of payment in respect of telecommunications services			909	60,807	86,999

Summary of net asset value

Item description		Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	15,491,438	15,119,753

Joint-Stock Central Telecommunication Company
INN 5000000970

PROFIT AND LOSS ACCOUNT (INCOME STATEMENT)

			CODES
		Form # 02 by OCUD	0710002
for	First half of 2004 (1H2004)	Date (year, month, day)	30.07.2004
Organization	JSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	INN (TIN)	5000000970
Type of business	telecommunication services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	48/31
Measurement unit:	RUR in thousands	by OCEI	384

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	11,803,394	9,314,811
including from sales of telecommunications services			011	11,635,430	9,164,322
Costs of sold goods, products, works, services		020	020	(9,634,300)	(6,886,157)
including: telecom services			021	(9,536,726)	(6,784,461)
Profit (loss) from sales (line 010 less line 020)		050	**050**	2,169,094	2,428,654
II. OPERATING REVENUE AND EXPENSES					
Interest to receive		060	060	1,130	1,977
Interest payable		070	070	(718,939)	(360,791)
Income from participation in other organizations		080	080	535	98
Other operating revenue		090	090	34,815	647,721
Other operating expenses		100	100	(772,103)	(1,171,218)
III. NON-SALES REVENUE AND EXPENSES					
Non-sales revenue		120	120	214,385	205,685
Non-sales expenses		130	130	(739,715)	(567,518)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	189,202	1,184,608
Profit tax expenses (lines -151+152-153), including:			**150**	(212,239)	(367,989)
deferred tax liabilities		142	151	(96,289)	(57,792)
deferred tax assets		141	152	(1,977)	(2,968)

Current profit tax		150	153	(113,973)	(307,229)
Operating profit (loss) (line 140-less line 150)			**160**	(23,037)	816,619
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	481	1,327
Extraordinary expenses			180	(218)	(4,678)
Earnings (undistributed profit (loss) in the reporting period) *(lines 160+170-less line 180)*		190	**190**	(22,774)	813,268
FOR REFERENCE Conditional profit tax expense/income			201	(45,472)	(283,502)
Permanent tax liabilities		200	202	(166,767)	(84,487)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a		2	3	4
Basic profit (loss) per share			301	X	X
Diluted profit (loss) per share			302	X	X

** to be filled out in annual financial statements*

Item description	Item code	Line code	Over the reporting period		
			profit	loss	profit
1	1a	2	3	4	5
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	9,071	(13,779)	8,792
Profit (loss) of previous years		402	17,833	(62,312)	9,399
Indemnity of damages caused by non-performance or undue performance of obligations		403	3,476	(1,243)	1,748
Foreign currency translation adjustments		404	143,902	(83,051)	134,008
Allocations to assessed reserves		405	38,672	(410,237)	4,345
Written-off accounts receivable and payable		406	823	(441)	422

ANNEX 2

APPROVED
By the general meeting of shareholders
JSC CenterTelecom
June 11, 2004
Minutes # 12

AMENDMENTS AND CHANGES to the CHARTER of JSC CENTERTELECOM

#	Clause	Effective wording	New wording
1.	**Clause 5** Subsidiaries (branches) and representative offices of the Company. Daughter and affiliated companies	5.2.1. **Belsvyaz – subsidiary of JSC CenterTelecom** Registered office: 3 Revolution Square, Belgorod, 308000, Russia Mailing address: 3 Revolution Square, Belgorod, 308000, Russia	5.2.1. **Belgorodski subsidiary of JSC CenterTelecom** Registered office: 3 Revolution Square, Belgorod, 308000, Russia Mailing address: 3 Revolution Square, Belgorod, 308000, Russia
		5.2.2. **Bryansksvyazinform – subsidiary of JSC CenterTelecom** Registered office: 9 Karl Marx Square, Bryansk, 241000, Russia Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia	5.2.2. **Bryanski subsidiary of JSC CenterTelecom** Registered office: 9 Karl Marx Square, Bryansk, 241000, Russia Mailing address: 9 Karl Marx Square, Bryansk, 241000, Russia
		5.2.3. **Elektrosvyaz of the Vladimir region – subsidiary of JSC CenterTelecom** Registered office: 42 Gorkogo Street, Vladimir, 600000, Russia Mailing address: 42 Gorkogo Street, Vladimir, 600000, Russia	5.2.3. **Vladimirski subsidiary of JSC CenterTelecom** Registered office: 42 Gorkogo Street, Vladimir, 600000, Russia Mailing address: 42 Gorkogo Street, Vladimir, 600000, Russia
		5.2.4. **Voronezhsvyazinform – subsidiary of JSC CenterTelecom** Registered office: 35 Revolution Prospekt, Voronezh, 394000, Russia Mailing address: 35 Revolution Prospekt, Voronezh, 394000, Russia	5.2.4. **Voronezhski subsidiary of JSC CenterTelecom** Registered office: 35 Revolution Prospekt, Voronezh, 394000, Russia Mailing address: 35 Revolution Prospekt, Voronezh, 394000, Russia
		5.2.5. **Ivtelecom - subsidiary of JSC CenterTelecom** Registered office: 1 10th of August Street, Ivanovo, 153000, Russia Mailing address 1 10th of August Street, Ivanovo, 153000, Russia	5.2.5. **Ivanovski subsidiary of JSC CenterTelecom** Registered office: 1 10th of August Street, Ivanovo, 153000, Russia Mailing address: 1 10th of August Street, Ivanovo, 153000, Russia
		5.2.7. **KostromaTelecom - subsidiary of JSC CenterTelecom** Registered office: 1 Podlipaeva Street, Kostroma, 156961, Russia Mailing address: 1 Podlipaeva Street, Kostroma, 156961, Russia	5.2.7. **Kostromskoy subsidiary of JSC CenterTelecom** Registered office: 1 Podlipaeva Street, Kostroma, 156961, Russia Mailing address: 1 Podlipaeva Street, Kostroma, 156961, Russia

		5.2.9. **Lipetskelektrosvyaz - subsidiary of JSC CenterTelecom** Registered office: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia Mailing address 61 Oktyabrskaya Street, Lipetsk, 398000, Russia 5.2.13. **SmolenskTelecom - subsidiary of JSC CenterTelecom** Registered office: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia 5.2.14.**Tambovskaya Elektrosvyaz – subsidiary of JSC CenterTelecom** Registered office: 2-B Astrakhanskaya Street, Tambov, 392002, Russia Mailing address: 2-B Astrakhanskaya Street, Tambov, 392002, Russia 5.2.16. **TulaTelecom - subsidiary of JSC CenterTelecom** Registered office: 33 Lenina Prospekt, Tula, 300000, Russia Mailing address: 33 Lenina Prospekt, Tula, 300000, Russia 5.2.17. **Yartelecom - subsidiary of JSC CenterTelecom** Registered office: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia Mailing address: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia	5.2.9. **Lipetski subsidiary of JSC CenterTelecom** Registered office: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia Mailing address: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia 5.2.13. **Smolenski subsidiary of JSC CenterTelecom** Registered office: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia Mailing address: 6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia 5.2.14. **Tambovski subsidiary of JSC CenterTelecom** Registered office: 32-v Astrakhanskaya Street, Tambov, 392002, Russia Mailing address: 2-v Astrakhanskaya Street, Tambov, 392002, Russia 5.2.16. **Tulski subsidiary of JSC CenterTelecom** Registered office: 33 Lenina Prospekt, Tula, 300000, Russia Mailing address: 33 Lenina Prospekt, Tula, 300000, Russia 5.2.17. **Yaroslavski subsidiary of JSC CenterTelecom** Registered office: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia Mailing address: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia
2.	**Clause 6** Charter (Authorized) Capital of the Company. Placed and declared shares. Par. 6.3	The Company has the right to place 76 166 167 common registered non-documentary shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 0.3 Roubles. The Company has the right the place 25 405 178 Type A preferred registered non-documentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 0.3 Roubles.	The Company has the right to place 76,166,167 common registered non-documentary shares in addition to placed common shares (declared shares). The nominal value of each declared common share is 3 Roubles. The Company has the right the place 25,405,178 Type A preferred registered non-documentary shares in addition to placed Type A preferred shares (declared shares). The nominal value of each declared preferred share is 3 Roubles.

3.	**Clause 6** Charter (Authorized) Capital of the Company. Placed and declared shares. Par. 6.8	An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.	An increase of the charter capital of the Company by public placement of additional **common (ordinary)** shares where the number of shares to be additionally placed is more than 25 percent of number of **common (ordinary)** shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.
4.	**Clause 13** General Meeting of Shareholders Item 8, Par. 13.2	An increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.	An increase of the Company's charter capital by placement of additional **common (ordinary)** shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.
5.	**Clause 14** Board of Directors of the Company Item 11, par. 14.4	Approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, **quarterly reports of issuer of mass-issued securities** and reports on the results of acquisition by the Company of shares for the purposes of redemption.	Approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, and reports on the results of acquisition by the Company of shares for the purposes of redemption.
6.	**Clause 14** Item 22, par. 14.4	Agreeing the organizational structure of the Company, including the principal functions of its structural subdivisions	Defining the key principles of the organizational structure of the Company
7.	**Clause 14** Board of Directors of the Company Item 32, par. 14.4	Appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;	Appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations **On the Corporate Secretary** and the Office of the Company Corporate Secretary;
8.	**Clause 14** Board of Directors of the Company Item 39, par. 14.4	No	39) Approval of the Code of Corporate Conduct of the Company, making amendments and changes to it.

			Items 39, 40 par. 14.4, Clause 14 become items 40, 41 par. 14.4 respectively.
9.	**Clause 14** Board of Directors of the Company Paragraph 3,4, par. 14.6	No	Decision on the issues specified in item 21, par. 14.4 shall be taken by a majority of votes of the independent directors who are not an interested party in closing related party transactions. In the event that all members of the Company's Board of Directors are recognized as interested parties and/or are not independent directors, the deal may be approved by a decision of a general meeting of shareholders by a majority of votes of all shareholders – owners of voting shares who are not interested parties in the deal.
10.	**Clause 14** Management Board of the Company Item 18, Par. 14.4	No	Approval of the organizational chart of the Company including key functions.
11.	**Clause 16.** General Director of the Company Par. 16.4	No	The General Director is personally responsible for making arrangements and putting in place the required conditions for protection of state secrets in the Company, and bears responsibility for noncompliance with restrictions set out by applicable legislation related to reviewing materials containing state secrets.
12.	**Clause 21.** Liquidation (Winding up) of the Company Par. 21.4	No	In the event of liquidation (winding up) or cessation of activities involving handling state secret information, the Company shall ensure preservation of this data and hard cover/electronic disks, etc. with the data by developing and implementing a system of measures enforcing confidentiality and protection of information, counteractions to technical means of intelligence gathering, security and fire protection techniques.


Открытое акционерное
компания

Approved by the Board of Directors
of Joint-Stock Central Telecommunication Company
Minutes #36 of May 14, 2004

RECEIVED 2004 NOV 16 A 10:59 OFFICE OF INTERNATIONAL CORPORATE FINANCE

QUARTERLY REPORT

Joint-Stock Central Telecommunication Company

Code of the Issuer: 00194-A

for the 1st quarter of 2004

Domicile: 23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia
Mailing address: 6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia

The information in this quarterly report is disclosed pursuant to applicable law of the Russian Federation on securities.

(signed by)
R. Amaryan
General Director
JSC CenterTelecom
Date: May 14, 2004

R. Konstantinova
Chief Accountant
Date: May 14, 2004
(seal)

Contact person: ***Ms. Natalia Sudareva, Deputy Director, Department of Securities and Corporate Management, Head of Securities Issues***
Tel.: *(+7 095) 209-38-49*
Fax: *(+7 095) 209-28-29*
e-mail: ocb@centertelecom.ru
The information disclosed in this quarterly report is posted at:
http://www.centertelecom.ru/index.html?d=63

TABLE OF CONTENTS

Introduction

Full registered name of the Issuer.

Открытое Акционерное Общество "Центральная телекоммуникационная компания" (in Russian)

Joint-Stock Central Telecommunication Company

The abbreviated name of the Issuer.

ОАО "ЦентрТелеком" (in Russian)

JSC CenterTelecom

Domicile, mailing address and contact data of the Issuer.

Domicile: ***23 Proletarskaya Street, Khimki, the Moscow region, 141400, Russia***

Mailing address: ***6 Degtiarny Pereulok, Building 2, GSP-3, Moscow, 125993, Russia***

Tel.: *(+7 095) 209-3434* Fax: *(+7 095) 209-3007*

e-mail: info@centertelecom.ru

Website where the full text of the Issuer's quarterly report is posted:
http://www.centertelecom.ru/index.html?d=63

Overview of the outstanding (placed) securities:

Shares issued by the Issuer.

Type of the securities: *ordinary registered book-entry shares including Class B registered book-entry preference shares*

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR 0.3***

Mode of placement: ***conversion into lower nominal value shares at split-up***

Placement period: ***from November 2, 2001 through November 2, 2001***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***463,973,000***

Conditions of the conversion: ***split-up of shares placed by the issuer to be performed by converting each ordinary share including preference Class B shares, with the nominal value of RUR300 into 1000 shares with the nominal value of RUR0.3 each.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Share type: ***A***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion into lower nominal value shares at split-up***

Placement period: ***from November 2, 2001 through November 2, 2001***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***154,658,000***

Conditions of the conversion: ***split-up of shares placed by the Issuer to be performed by converting each preference Class A share with the nominal value of RUR300 into 1000 preference Class A shares with the nominal value of RUR0.3 each.***

Category of the securities: ***ordinary registered book-entry shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities:*0.3*

Mode of placement: ***conversion of a merged company's shares into shares of the consolidated company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for this type of placement***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***76,915,532***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 19.2705465903 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Class of shares: *A*

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of a merging company shares into shares of the consolidated company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***25,638,296***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 19.2705465903 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of a merging company shares into shares of the consolidated company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***50,449,937***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 4.4071766233 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Class of shares: *A*

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities:***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***16,809,937***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 4.4071766233 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *157,139,266*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 47.4105322406 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: A
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *52,379,022*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 47.4105322406 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *47,141,629*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 0.4484444751 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: A
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *15,713,797*
Conditions of the conversion: *preference Class A shares of the Company were placed among*

shareholders of a merging company – owners of preference Class A shares as follows: 0.4484444751 shares of the Company in exchange for 1 preference Class A share of the merging company.

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *62,028,583*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 1.9140596307 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: A
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *20,676,240*
Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 19.2705465903 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*
Type: *ordinary*
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*
Number of actually placed securities pursuant to the registered report on the results of the issue: *60,374,595*
Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 5.2702465212 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*
Type: *preference*
Class of shares: A
Form of the securities: *registered book-entry*
Nominal value of one piece of securities:*RUR0.3*
Mode of placement: *conversion of merging company shares into shares of the united company*
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: *not applicable for the placement mode in question*

Number of actually placed securities pursuant to the registered report on the results of the issue: ***20,124,846***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 5.2702465212 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities:***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period:***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***61,201,665***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 10.8001945695 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Class of shares: A

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities:***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period:***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***20,400,253***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 10.8001945695 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities:***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period:***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***103,381,414***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 0.3757814137 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Class of shares: A

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities:***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***34,460,412***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 0.3757814137 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***75,261,336***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 0.4264068524 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***
Class of shares: A
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***25,086,826***
Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 0.4264068524 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***
Type: ***ordinary***
Form of the securities: ***registered book-entry***
Nominal value of one piece of securities: ***RUR0.3***
Mode of placement: ***conversion of merging company shares into shares of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not applicable for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68,314,103***
Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 22.2652655061 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***
Type: ***preference***

Class of shares: A

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***22,771,451***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 22.2652655061 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***24,811,662***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 20.9159185019 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Class of shares: A

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***8,270,063***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 20.9159185019 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***45,818,124***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 6.8147905250 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Class of shares: A

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***15,272,606***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 6.8147905250 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***43,833,566***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 5.5321728363 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Class of shares: A

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***14,611,007***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 5.5321728363 shares of the Company in exchange for 1 preference Class A share of the merging company.***

Category of the securities: ***registered book-entry ordinary shares***

Type: ***ordinary***

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***48,795,863***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among***

shareholders of a merging company – owners of ordinary shares as follows: 4.5455000014 shares of the Company in exchange for 1 ordinary share of the merging company.

Category of the securities: *Class A registered book-entry preference shares*

Type: *preference*

Class of shares: A

Form of the securities: *registered book-entry*

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: *conversion of merging company shares into shares of the united company*

Placement period: *from November 30, 2002 through November 30, 2002*

Placement price: *not applicable for the placement mode in question*

Number of actually placed securities pursuant to the registered report on the results of the issue: *16,265,265*

Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 4.5455000014 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*

Type: *ordinary*

Form of the securities: *registered book-entry*

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: *conversion of merging company shares into shares of the united company*

Placement period: *from November 30, 2002 through November 30, 2002*

Placement price: *not applicable for the placement mode in question*

Number of actually placed securities pursuant to the registered report on the results of the issue: *78,569,103*

Conditions of the conversion: *additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 496.4093949295 shares of the Company in exchange for 1 ordinary share of the merging company.*

Category of the securities: *Class A registered book-entry preference shares*

Type: *preference*

Class of shares: A

Form of the securities: *registered book-entry*

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: *conversion of merging company shares into shares of the united company*

Placement period: *from November 30, 2002 through November 30, 2002*

Placement price: *not applicable for the placement mode in question*

Number of actually placed securities pursuant to the registered report on the results of the issue: *26,189,469*

Conditions of the conversion: *preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 496.4093949295 shares of the Company in exchange for 1 preference Class A share of the merging company.*

Category of the securities: *registered book-entry ordinary shares*

Type: *ordinary*

Form of the securities: *registered book-entry*

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: *conversion of merging company shares into shares of the united company*

Placement period: *from November 30, 2002 through November 30, 2002*

Placement price: *not applicable for the placement mode in question*

Number of actually placed securities pursuant to the registered report on the results of the issue: ***109,997,455***

Conditions of the conversion: ***additional ordinary shares of the Company were placed among shareholders of a merging company – owners of ordinary shares as follows: 13.5737770543 shares of the Company in exchange for 1 ordinary share of the merging company.***

Category of the securities: ***Class A registered book-entry preference shares***

Type: ***preference***

Class of shares: A

Form of the securities: ***registered book-entry***

Nominal value of one piece of securities: ***RUR0.3***

Mode of placement: ***conversion of merging company shares into shares of the united company***

Placement period: ***from November 30, 2002 through November 30, 2002***

Placement price: ***not applicable for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***36,665,332***

Conditions of the conversion: ***preference Class A shares of the Company were placed among shareholders of a merging company – owners of preference Class A shares as follows: 13.5737770543 shares of the Company in exchange for 1 preference Class A share of the merging company.***

According to Order #03-2110/r dated September 30, 2003 additional issues of issued securities of Joint-Stock Central Telecommunication Company were merged.

Based on the Notification provided by FCSM of Russia #03-DG-04/14682 dated October 10, 2003 on October 17, 2003 the consolidation of issues of securities of Joint-Stock Central Telecommunication Company was carried out by Private JSC Registrator-Svyaz; at the same time the state registration numbers of the consolidated securities issues were cancelled.

State registration numbers of the merging securities issues	Registration dates of the merging securities issues	State registration number, registration date of the consolidated securities issue	Number of securities of the consolidated issue
1-04-00194-A 1-05-00194-A 1-06-00194-A 1-07-00194-A 1-08-00194-A 1-09-00194-A 1-10-00194-A 1-11-00194-A 1-12-00194-A 1-13-00194-A 1-14-00194-A 1-15-00194-A 1-16-00194-A 1-17-00194-A 1-18-00194-A 1-19-00194-A	October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002	1-03-00194-A of September 30, 2003	1,578,006,833

2-04-00194-A 2-05-00194-A 2-06-00194-A 2-07-00194-A 2-08-00194-A 2-09-00194-A 2-10-00194-A 2-11-00194-A 2-12-00194-A 2-13-00194-A 2-14-00194-A 2-15-00194-A 2-16-00194-A 2-17-00194-A 2-18-00194-A 2-19-00194-A	October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002 October 11, 2002	2-03-00194-A of September 30, 2003	525,992,822

Overview of the bonds issued by the Issuer.

Category of the securities: *certified non-convertible interest-bearing series 02 bearer bonds*
Series: *02*
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***public subscription***
Bond placement period: ***Placement start and end date is July 23, 2002***

Terms and arrangements of the bond issue placement:

As of the date of publishing by the Issuer of the notice of the state registration of the bond issue in the course of information disclosure regarding the securities issue all interested parties may review the decision to issue bonds and the bond issue prospectus at the following addresses:

Joint-Stock Central Telecommunication Company
6 Degtiarny Per., building 2, K-50, GSP-9, Moscow, 101999, Russia

Joint-Stock Commercial Bank Moskovski Delovoy Mir JSC (Moscow Business World)
3 Sadovnicheskaya Street, Moscow, 113035, Russia. Telephone: (+7 095) 795-2521

Private Joint-Stock Company Raiffeisenbank Austria
17/1 Troitskaya Street, Moscow, 129090, Russia. Telephone: (+7 095) 721-99-29

Private Joint-Stock Company Investment Company Troyka-Dialog
4 Romanov Per., Moscow, 103009, Russia. Telephone: (+7 095) 258-05-00

The bond placement is effected by entering into sale-purchase deals at the bond placement price set by the Issuer's Board of Directors (starting from the second day from the bond placement start date the buyer during the closing of the sale-purchase deal shall also pay the coupon interest accrued on the bonds).

Closing of bond placement deals shall start on the first day of the bond placement period and end on the bond placement end date specified for the bond issue.

Bond placement shall be effected at the Securities Market Section of Private JSC Moscow Interbank

Currency Exchange (henceforth MICEX).

Deals on the bond placement are made in the negotiations mode conducted at MICEX's Securities Market Section by granting applications for sale/purchase of the bonds filed using trade and settlement system of MICEX.

The Seller of the bonds is the Underwriters, acting in their owns names, but on a commission and for expenses of the issuer. The issue underwriters are Joint-Stock Commercial Bank Moskovski Delovoy Mir JSC (Moscow Business World – Public Joint-Stock Company), Private Joint-Stock Company Raiffeisenbank Austria, Private Joint-Stock Company Investment Company Troyka-Dialog (henceforth the "Underwriters").

A potential buyer of bonds who is a member of MICEX's Securities Market Section acts on its own.

In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it/he/she should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section , and issue an order to the broker to acquire bonds of the issue.

A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National Depositary Center (henceforth NDC) effecting the centralized custody storage of the bonds of the issue, or with another depositary who is a depositor with respect to NDC. Arrangements and period for opening account are according to rules of procedure of the relevant depositaries.

Members of MICEX's Securities Market Section (the "Dealers") acting in their own names and for their own sake, or in their own name but on behalf and for the sake and at the expense of potential buyers, who are not dealers, may on any business day within the bond placement period file an application for a bond purchase at the placement price identifying number of bonds planned to be purchased.

The applications for securities purchases should granted by Underwriters in full, provided that the number of bonds identified in the application for purchase does not exceed the number of the unplaced bonds of the issue. If the number of bonds identified in the application for purchase does exceed the number of bonds remaining unplaced, the application for bond purchase should be granted to the amount of unplaced bonds of the issue.

Underwriters shall grant the applications for bond purchase according to First Come – First Served order. If the total bond issue is placed the further applications are not accepted.

A mandatory condition for bond purchase on MICEX during the bond placement is depositing of the buyer's funds on the account of the member of MICEX's Securities Market Section on whose behalf the application was filed, with MICEX's Clearing Chamber. The amount of deposited funds shall be enough to cover the whole payment for the bonds identified in the applications for bond purchases, including all applicable MICEX's fees and charges. If the conditions stated in a bond purchase application meet the requirements above, the Underwriter shall accept the application at MICEX on the date of filing and the application should be registered with MICEX. The sold bonds shall be entered by the Depositary into the bond buyer's depo account at the date of executing the sale-purchase transaction.

Placement period: ***from July 23, 2002 through July 23, 2002***

Placement price: ***RUR1,000***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***600,000***

Security provided for the bond issue:

Entity providing the security: ***Bassian invest Limited Liability Company***

Type of security: ***Surety***

Monetary value of the security: ***RUR600,000,000 and the accrued interest***

Conditions of the collateral provision:

Agreement to provide surety to Joint-Stock Central Telecommunication Company for the purpose of bond issue #611/02 – DO of April 30, 2002 concluded by and between the Issuer and Bassian invest LLC identifies the Agreement as an offer, open for third parties – owners of the bonds to join it through bond acquisition. Third parties gain the right to demand from Bassian invest to meet its obligations under the said Agreement as of the moment of bond acquisition by them, the said bonds being covered by the Agreement to provide surety for the Issuer's obligations. Disposal of the bonds by their owners is deemed as a waiver of the rights with respect to Bassian invest LLC granted by the said Agreement. With the transfer of rights for the bonds to the bond purchaser the latter gains the rights of a bond owner under the said Agreement and in

the same scope and under the terms and conditions, as existed at the moment of the transfer of rights for the acquired bonds.

Acquisition of bonds means conclusion by the bond purchaser of a contract under which the surety for the bond issue is provided. With the transfer of rights for the bonds to the bond purchaser the latter gains the rights of a bond owner under the said contract and in the same scope and under the terms and conditions, as existed at the moment of the transfer of rights for the acquired bonds.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the following conditions:

- the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;
- the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;

Simultaneous existence of these conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should the fact of the issuer default be established Bassian invest LLC undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners.

The arrangements and procedure of performance by Bassian invest LLC of the issuer's obligations toward the bond owners are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

Category of securities: book-entry registered series 1-K bonds
Series: ***1-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***11,397***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 2-K***
Series: ***2-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***260***
Security provided for the bond issue:
No security

Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 3-K***
Series: ***3-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***5,396***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 4-K***
Series: ***4-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR1,000***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***70***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 5-K***
Series: ***5-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue:***RUR3,600***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***498***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 6-K***
Series: ***6-K***

Type: *interest-bearing*
Form of the securities: *registered documented bonds*
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *499*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 7-K*
Series: *7-K*
Type: *interest-bearing*
Form of the securities: *registered book-entry*
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *499*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 8-K*
Series: *8-K*
Type: *interest-bearing*
Form of the securities: *registered book-entry*
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: ***from November 30, 2002 through November 30, 2002***
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: *500*
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: *registered book-entry bonds series 9-K*
Series: *9-K*
Type: *interest-bearing*
Form of the securities: *registered book-entry*
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***50***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 10-K***
Series: ***10-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***200***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 11-K***
Series: ***11-K***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR1,500***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***
Security provided for the bond issue:
No security
Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 2-И***
Series: ***2-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
Nominal value of one bond of the issue: ***RUR50***
Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***
Placement period: *from November 30, 2002 through November 30, 2002*
Placement price: ***not to be specified for the placement mode in question***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***212,701***
Security provided for the bond issue:

No security

Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 3-И***

Series: ***3-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue:***RUR6,000***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period:***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: *349*

Security provided for the bond issue:

No security

Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered book-entry bonds series 4-И***

Series: ***4-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

Nominal value of one bond of the issue:***RUR4,000***

Mode of placement: ***conversion of bonds issued by a merging commercial entity into bonds of the united company***

Placement period:***from November 30, 2002 through November 30, 2002***

Placement price: ***not to be specified for the placement mode in question***

Number of actually placed securities pursuant to the registered report on the results of the issue: *68*

Security provided for the bond issue:

No security

Conversion conditions: ***the Company bond are placed among shareholders of the merging company in question as follows: 1 bond of the Company for 1 bond of the merging company in question.***

Category of the securities: ***registered interest-bearing non-convertible series 03 bearer bonds***

Series: ***03***

Type: ***interest-bearing***

Form of the securities: ***documentary bearer bonds***

Nominal value of one bond of the issue:***RUR1,000***

Mode of placement: ***public subscription***

Bond placement period: ***Bond placement start date: September 16, 2003. Bond placement end date: September 17, 2003***

Bond placement arrangements:

Arrangements and terms and conditions for entering into civil legal agreements (terms and conditions for filing and granting applications)

Specifics of bond placement on the first day of placement:

The bond sellers shall be the Underwriters acting in their own names and/or on behalf of the issuer for the purpose of concluding relevant contracts and agreements with third parties, including without restrictions

the bond buyers, and other persons; those contracts or agreements might accompany or be directly or indirectly necessary for placement of bonds by the Arrangers of the bond issue pursuant to the Agreement.
The bond placement is effected by entering into a sale-purchase deal at the bond nominal value (starting from the second day from the bond placement start the buyer in the completion of the sale-purchase deal shall also pay the coupon accrued on the bonds).

Bond placement shall be effected at the Securities Market Section of Private JSC Moscow Interbank Currency Exchange (henceforth MICEX).
Full registered name: Private Joint-Stock Company Moscow Interbank Currency Exchange.
Abbreviated corporate name: MICEX
Address: 13 Bolshoy Kislovski Per., building 1, Moscow, 125009, Russia.
Mailing address: 13 Bolshoy Kislovski Per., Moscow, 125009, Russia
License number #077-05870-000001
Date of issue: February 26, 2002
Valid till: Valid for an indefinite term
Licensing authority: issued by FCSM of Russia

Arrangements for concluding deals on the first day of placement
An auction for determination of the first coupon interest rate for the bond issue shall start and end on the first day of the bond placement period. The arrangements for holding the auction to determine the first coupon interest rate for the bond issue are set forth in item 57.11 of the Bond Issue prospectus and item 8.3 of the decision on the bond issue.
Upon expiry of the period for filing applications for the auction to determine the first coupon interest rate MICEX shall compile registers of the entered applications filed with each of the Underwriters, and submit them to the Issuer and/or Underwriters. Based on the submitted registers of the applications the Underwriters compile a compounded list of applications.

Based on the analysis of compounded list of purchase applications filed for the auction the Issuer shall determine the first coupon interest rate and in writing advise of it MICEX and Underwriters.
Underwriters shall publish a notice of the first coupon interest rate using MICEX's trade system by sending electronic messages to all members of MICEX's Securities Market Section.
Upon receiving from the Issuer of a written notice of the first coupon interest rate Underwriters based on the compounded list of applications filed for the auction to determine the first coupon interest rate identify the general list of applications to be granted by them and the order of granting them. Underwriters shall put on the general list of accepted applications only those applications where the acceptable interest rate stated in the application by the prospective buyer of bonds is less or equal to the first coupon interest rate determined by the Issuer based on the results of the auction held by it.
By an acceptable first coupon interest rate is meant the first coupon interest rate which if announced by the Issuer will lead to a potential buyer's willingness to buy the number of bonds specified in its application at the par value.
Underwriters determine the order of granting applications, based on the following criteria:
In the first place applications where the least first coupon interest rates are stated.
If there are multiple applications for bond purchase registered in the list and stating the same first coupon interest rate, the applications filed earlier in time shall be granted in the first place.
After the general list of accepted by Underwriters applications is compiled and the order of granting them is identified, the Underwriters shall compile specific lists of applications to be granted, filed with each Underwriter and the order of granting them by each Underwriter specifically.

After compiling specific lists of applications to be granted, filed with each Underwriter and the order of granting them by each Underwriter specifically Underwriters shall grant these applications. Granting applications by the Underwriters shall start at the same agreed upon moment.
If on the first day of the bond issue placement the Underwriters accepted applications of prospective investors filed for the action to determine the first coupon interest rate and carrying on aggregate the number of bonds equal the total volume of the bond issue (i.e. 2,000,000 bonds), there shall be no further placement of the bond issue.

Arrangements for bond placement on the subsequent days of the placement.
If on the first day of the bond placement after the Underwriters have granted all applications filed for the auction to determine the first coupon interest rate, a part of the issue remains unplaced on the second and following days of the placement the remaining bonds will be placed.

Starting from the second day of the bond placement the bond buyer when completing a sale-purchase transaction shall also pay the accrued coupon income (the ACI) on the bonds, calculated by the following formula:

ACI = Cj * Nom * (t - Tj-1)/ 365/ 100 %

where

Nom – nominal value per bond;

Cj – the relevant coupon interest rate(per cent p.a.)

Tj-the first day of the start of the jth coupon period;

t – current date.

j – the consecutive number of the relevant coupon period: 1-6;

The amount of the accrued coupon income is calculated with accuracy of 1 copeck (round-off follows mathematical rules, i.e. the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).

On the second and following bond placement days members of MICEX's Securities Market Section file applications for purchase of bonds both on their own expense and for the expense and pursuant to customers' orders. The time for filing applications for purchase is set by relevant MICEX's rules upon concurrence of the Issuer and/or the Underwriters. Applications for bond purchase are filed with one of the Underwriters and should specify the following significant conditions:

a.1) Purchase price - 100 % of the nominal value;

a.2) Number of bonds that the potential buyer would like to purchase.

Upon expiry of the period for filing applications for the bond purchase MICEX shall compile a list of entered applications filed with each Underwriter and submit it to the Issuer and/or the Underwriters. Based on the submitted list of filed applications the Underwriters shall compile a general list of applications.

After the general list of accepted by Underwriters applications is compiled and the order of granting them is identified, the Underwriters shall compile specific lists of applications to be granted, filed with each Underwriter, and the order of granting them by each Underwriter specifically.

After compiling specific lists of applications to be granted, accepted by each Underwriter and the order of granting them by each Underwriter specifically, Underwriters shall grant these applications. Granting applications by the Underwriters shall start at the same agreed upon moment.

Terms and conditions and arrangements for placement of the bond issue

Specifics of the bond placement on the first day of placement

The bonds shall be placed pursuant to effective regulations and rules of Private JSC Moscow Interbank Currency Exchange.

Potential buyers who are members of MICEX's Securities Market Section are admitted for purchasing bonds.

In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section, and issue an order to the broker to acquire bonds of the issue.

A potential buyer of bonds who is a member of MICEX's Securities Market Section (Section Members) acts on its own.

A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National Depositary Center (henceforth NDC), or with another depositary who is a depositor with respect to NDC. The Underwriters shall grant only those applications of the Section members which were earlier included in the list of accepted applications. Each Underwriter shall grant applications in the order specified earlier when compiling the list of accepted applications.

If the amount of bonds to be purchased specified in the application exceeds the number of bonds left unplaced, the relevant Underwriter shall grant the applications to the extent of the left unplaced bonds of

the issue

The time for conducting transactions during the auction to determine the interest rate and closing placement deals shall be determined by MICEX upon agreement with the Issuer and/or Underwriters.

A mandatory condition to be met for bond purchase during their placement is a deposit of the buyer's funds on an account of the Section Member in whose name the application is filed, with Non-bank Credit organization Private joint-stock company Clearing House of Moscow Interbank Currency Exchange (the "MICEX CH"). The deposited funds shall be enough to cover in full the payment for the bonds specified in the applications and all applicable commissions and fees charged by MICEX. If an application meets the above requirements the application shall be accepted by the Underwriter on the day of its filing and registered by MICEX.

Bonds sold on the day of completing the sale-purchase deal during the bond placement in MICEX's Securities Market Section shall be transferred to the depo accounts of the bond buyers – depositors of NDC and other depositaries – NDC's depositors on the date of closing the sale-purchase transaction

Specifics of the bond placement with MICEX's Securities Market Section on the second and following days of the placement period.

The bonds shall be placed pursuant to effective regulations and rules of Private JSC Moscow Interbank Currency Exchange.

Potential buyers who are members of MICEX's Securities market Section are admitted for purchasing bonds.

In the event that a potential bond buyer is not a member of MICEX's Securities Market Section it/he should conclude a relevant agreement with any broker, who is a member of MICEX's Securities Market Section , and issue an order to the broker to acquire bonds of the issue.

A potential buyer of bonds who is a member of MICEX's Securities Market Section (Section Members) acts on its own.

A potential bond buyer shall open a relevant depo account with Not-for-profit Partnership National Depositary Center (henceforth NDC), or with another depositary who is a depositor with respect to NDC.

The Underwriters shall grant only those applications of the Section members which were earlier included in the list of accepted applications. Each Underwriter shall grant applications in the order specified earlier when compiling the list of accepted applications.

If the amount of bonds to be purchased specified in the application exceeds the number of bonds left unplaced, the relevant Underwriter shall grant the application to the extent of the left unplaced bonds of the issue.

The time for conducting transactions shall be determined by MICEX upon agreement with the Issuer and/or Underwriters.

A mandatory condition to be met for bond purchase during their placement is a deposit of the buyer's funds on an account of the Section Member in whose name the application is filed, with MICEX CH. The deposited funds shall be enough to cover in full the payment for the bonds specified in the applications and all applicable commissions and fees charged by MICEX. If an application meets the above requirements the application shall be accepted by the Underwriter on the day of its filing and registered by MICEX.

Bonds sold on the day of completing the sale-purchase deal during the bond placement in MICEX's Securities Market Section shall be transferred to the depo accounts of the bond buyers – depositors of NDC and other depositaries – NDC's depositors on the date of closing the sale-purchase transaction.

Placement period:

Actual date of the bond placement start: ***September 16, 2003***

Actual date of the bond placement end: ***September 17, 2003***

Placement price: ***RUR1,000***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***2,000,000***

Security provided for the bond issue:

Entity providing the security: ***Bassian invest Limited Liability Company***

Type of security: ***Surety***

Monetary value of the security: ***RUR2,000,000,000 plus the accrued interest***

Terms and conditions for ensuring and exercising rights of the bond owners under the provided security:

Acquisition of bonds means conclusion by the bond purchaser of a contract under which the surety for the bond issue is provided. With the transfer of rights for the bonds to the bond purchaser the latter gains the rights of a bond owner under the said contract and in the same scope and under the terms and conditions, as existed at the moment of the transfer of rights for the acquired bonds, the written form of the agreement being deemed honored.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the following conditions:

- *the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;*
- *the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;*

Simultaneous existence of these conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should the fact of the issuer default be established Bassian invest LLC undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners.

The arrangements and procedure of performance by Bassian invest LLC of the issuer's obligations toward the bond owners are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

Should these circumstances occur the surety will perform the issuer's obligations pursuant to the following arrangements:

A bond owner or a person duly authorized by him is entitled to file a request in writing with the surety for performance of the issuer's obligations ("the request"). The request should contain:

- *the bondholder's full name, and if bonds are assigned for nominal holding and the assigned holder is authorized to receive payments due to the bond owner under the bond issue, the full name of the nominee holder;*
- *the number of bonds owned by the bond owner;*
- *domicile and actual address, contact numbers of the person authorized to receive payments due to the bond owner under the bond issue;*
- *tax status of the bond owner (resident, non-resident conducting activities in the Russian Federation through a permanent representative office, non-resident receiving income not linked to the permanent representative office, natural persons – tax residents of the Russian Federation, natural persons actually residing in the territory of the Russian Federation at least 183 days a year, a foreigner, stateless citizen);*
- *bank details (account name/number, etc.) of the person authorized to receive funds due to the bond owner under the bond issue;*

The following documents shall be attached to the request:

- *documents confirming the bond owner's rights on the number of bonds stated in the request (statement of the bond owner's depo account or other similar statement);*
- *a document certifying the authorized person's power to sign the request on behalf the bond owner;*
- *documents confirming default or inadequate performance by the issuer of its obligations.*

The request shall be signed by the bond owner or by his/her authorized person. If the bond owner or its authorized person is a legal entity – resident, the request shall be signed by the chief executive and chief

accountant of the relevant legal entity, and stamped with its seal. If the bond owner or its authorized person is a legal entity – non-resident, the request shall be signed by the chief executive of the relevant legal entity, and stamped with the legal entity's seal, or signed by the authorized person of such legal entity.

The said request shall be filed with the Surety not later than 6 (six) months as of the due date of performance by the issuer of its obligations (the last date of the period assigned for performance, if it is set forth)

Within 1 (one) month following the day of filing the request the Surety shall pay out to the relevant bond owner or its nominal (assigned) holder authorized to receive funds due to the bond owner under the bond issue, the total nominal value of bonds owned by such owner and/or payable interest (coupon) on such bonds.

This quarterly report contains estimates and forecasts of authorized governing bodies of the Issuer regarding future events and/or developments, development outlook for the industry where the Issuer does business, and results of the Issuer's business activities, including the Issuer's prospects and plans, probability of certain event occurrences and undertaking certain actions. Investors are advised not to rely fully on the estimates and forecasts made by the Issuer's governing bodies, as actual results of the Issuer's activities in future may substantially deviate from the forecast ones due to a number of reasons. Purchases of securities carry inherent risks outlined in this quarterly report.

I. Background of persons-members of the Issuer's governing bodies, information on bank accounts, the auditor, appraiser, and financial consultant of the Issuer, and other persons who signed the quarterly report

1.1 Members of the governing bodies of the Issuer

The Board of Directors of the Issuer.
The Board Chairman: ***Mr. Valeriy N. Yashin, born in 1941***

Members of the Board of Directors:
Mr. Stanislav P. Avdiants, born in 1946
Mr. Ruben A. Amaryan, born in 1949
Mr. Boris Dm. Antonyuk, born in 1949
Mr. Vadim E. Belov, born in 1958
Mr. Alexander P. Gribov, born in 1972
Mr. Alexander V. Ikonnikov, born in 1971
Mr. Alexander V. Lopatin, born in 1964
Mr. Aleksey B. Panteleev, born in 1959
Ms. Oksana V. Petrova, born in 1973
Mr. Grigoriy M. Finger, born in 1966

The sole person executive body of the Issuer – the General Director

Mr. Ruben Andronikovich Amaryan, born in 1949

Collective executive body – the Management Board of the Issuer

Mr. Ruben A. Amaryan, born in 1949 – the Chairman of the Management Board
Mr. Aleksey A. Lokotkov, born in 1950
Mr. Maksim A. Pegasov, born in 1966
Mr. Alexander I. Polnikov, born in 1943
Ms. Ella M. Zhuravleva, born in 1961
Ms. Raisa P. Konstantinova, born in 1954
Mr. Sergey V. Pridantsev, born in 1967
Mr. Valeriy P. Sychev, born in 1947
Ms. Tatyana N. Sotskova, born in 1958
Mr. Alexander V. Haustovich, born in 1949
Mr. Nikolay V. Mezhuev, born in 1962

1.2 Information on bank accounts of the issuer

Names of lending organizations with which the issuer opened current and other bank accounts.

Branch/ structural unit	Full name of the bank (parent)	Bank branch name	Bank location (domicile)	Bank INN	Current account number of the structural unit	Bank Identification Code	Correspondent Account	Account type (income/ budgetary)
Directorate of MRC JSC CenterTelecom								
JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	no	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810000120612326	044583119	30101810600000000119	Account current
JSC CenterTelecom	Joint-Stock Commercial Bank Moscow Business World (Moskovski Delovoy Mir - Public Joint Stock Company)	no	33 Kotelnicheskaya Embankment, Building 1, Moscow, 115172, Russia	7706074960	40702810100010026721	044525466	30101810900000000466	Account current
JSC CenterTelecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	no	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810400010017541	044583153	30101810200000000153	Account current
JSC CenterTelecom	Joint-Stock Commercial Bank ROSBANK (Public JSC)	AO Volokolamskoe	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	7730060164	40702810830020011606	044525256	30101810000000000256	Account current
JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	no	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040020100852	044552323	30101810900000000323	Account current
foreign currency accounts								
JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	no	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702840200120612303	044583119	30101810600000000119	transit currency account

JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	no	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702840500121612303	044583119	30101810600000000119	transit currency account
JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	no	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702840800122612303	044583119	30101810600000000119	special transit foreign currency account
JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	no	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702978500120612302	044583119	30101810600000000119	transit currency account
JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	no	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702978800121612302	044583119	30101810600000000119	transit foreign currency
JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	no	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702978100122612302	044583119	30101810600000000119	special transit foreign currency account
Belsvyaz – a subsidiary of JSC CenterTelecom								
Belsvyaz - a subsidiary of JSC CenterTelecom, Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Alekseevskoe Branch #3775	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810307130100409	041403633	30101810100000000633	Income
Belsvyaz - a subsidiary of JSC CenterTelecom, Vostochny IRTC (Telecom Center)	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Alekseevskoe Branch #3775	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707130100410	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom, Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Valuyskoe Branch #3794	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810307190100371	041403633	30101810100000000633	Income
Belsvyaz - a subsidiary of JSC CenterTelecom,	Joint-Stock Saving Bank of the Russian Federation (Public	Valuyskoe Branch #3794	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810907190100373	041403633	30101810100000000633	Budgetary

Vostochny IRTC	JSC)							
Belsvyaz - a subsidiary of JSC CenterTelecom, Gubkinski local TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Gubkinskoe Branch #5103	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810507020100775	041403633	30101810100000000633	Income
Belsvyaz - a subsidiary of JSC CenterTelecom, Gubkinski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Gubkinskoe Branch #5103	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810107020100777	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom, Severo-Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Novooskolskoe Branch #3867	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707120100323	041403633	30101810100000000633	Income
Belsvyaz - a subsidiary of JSC CenterTelecom, Severo-Vostochny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Novooskolskoe Branch #3867	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810007120100324	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom, Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Rakityanskoe Branch #3881	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810607150100231	041403633	30101810100000000633	Income
Belsvyaz - a subsidiary of JSC CenterTelecom, Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Rakityanskoe Branch #3881	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810907150100232	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom, Starooskolski Town Telephone Office	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Starooskolskoe Branch #8426	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810507070101339	041403633	30101810100000000633	Income
Belsvyaz - a subsidiary of JSC CenterTelecom, Starooskolski Town Telephone Office	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Starooskolskoe Branch #8426	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810907070101340	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom, Yuzhny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Shebekinskoe Branch #3920	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707060100810	041403633	30101810100000000633	Income

Belsvyaz - a subsidiary of JSC CenterTelecom, Yuzhny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Shebekinskoe Branch #3920	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810007060100811	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom, Severo-Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Yakovlevskoe Branch #3906	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707040100432	041403633	30101810100000000633	Income
Belsvyaz - a subsidiary of JSC CenterTelecom, Severo-Zapadny IRTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Yakovlevskoe Branch #3906	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810007040100433	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom, Informsvyaz	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810307000103044	041403633	30101810100000000633	Income
Belsvyaz - a subsidiary of JSC CenterTelecom Informsvyaz	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810407000103041	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom TTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810507000103051	041403633	30101810100000000633	Income
Belsvyaz - a subsidiary of JSC CenterTelecom TTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810207000103050	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom Belgorodski City TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810607000103045	041403633	30101810100000000633	Income
Belsvyaz - a subsidiary of JSC CenterTelecom Belgorodski City Telephone Office	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810107000103040	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC	Joint-Stock Saving Bank of the Russian	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997,	7707083893	40702810007000103043	041403633	30101810100000000633	Income

CenterTelecom	Federation (Public JSC)		Russia					
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707000103039	041403633	30101810100000000633	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810707000103042	041403633	30101810100000000633	Income/Budgetary (treasury)
Belsvyaz - a subsidiary of JSC CenterTelecom	Public JSC Commercial Stock Bank AVTOBANK-NIKOIL	Belgorodski Branch, JSC AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702810930240000448	041403758	30101810700000000758	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	Branch in Belgorod, JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702810716000000818	041403757	30101810400000000757	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom	Commercial Stock bank Promsvyazbank (Private Joint-Stock Company)	Belgorodski Branch, ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810800000013101	041403765	30101810900000000765	Budgetary
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840807000100326	041403633	30101810100000000633	Foreign currency account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840707000200326	041403633	30101810100000000633	Foreign currency transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840607000300326	041403633	30101810100000000633	Foreign currency special transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978407000100326	041403633	30101810100000000633	Foreign currency account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978307000200326	041403633	30101810100000000633	Foreign currency transit account
Belsvyaz - a	Joint-Stock Saving	Belgorodskoe	19 Vavilova Street,	7707083893	40702978207000300326	041403633	30101810100000000633	Foreign

subsidiary of JSC CenterTelecom	Bank of the Russian Federation (Public JSC)	Branch #8592	Moscow, 117997, Russia					currency special transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840407000100328	041403633	30101810100000000633	Foreign currency account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840307000200328	041403633	30101810100000000633	Foreign currency transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840207000300328	041403633	30101810100000000633	Foreign currency special transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Public JSC Commercial Stock bank AVTOBANK-NIKOIL	Belgorodski Branch, JSC ACB Avtobank-Nikoil	41 Lesnaya Street, Moscow, Russia	7707027313	40702840530240000449	041403758	30101810700000000758	Foreign currency account
Belsvyaz - a subsidiary of JSC CenterTelecom	Public JSC Commercial Stock bank AVTOBANK-NIKOIL	Belgorodski Branch, JSC ACB AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702840530241000451	041403758	30101810700000000758	Foreign currency transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Public JSC Commercial Stock bank AVTOBANK-NIKOIL	Belgorodski Branch, JSC ACB AVTOBANK-NIKOIL	41 Lesnaya Street, Moscow, Russia	7707027313	40702840230241000450	041403758	30101810700000000758	Foreign currency special transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	Belgorod Branch, JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702978716000000080	041403757	30101810400000000757	Foreign currency account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	Belgorod Branch, JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702978116008000080	041403757	30101810400000000757	Foreign currency transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	Belgorod Branch, JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702978816007000080	041403757	30101810400000000757	Foreign currency special transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	Belgorod Branch, JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702840016000000148	041403757	30101810400000000757	Foreign currency account

Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	Belgorod Branch, JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702840716008000149	041403757	30101810400000000757	Foreign currency transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	Belgorod Branch, JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, Russia	7702070139	40702840416007000149	041403757	30101810400000000757	Foreign currency special transit account
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45206810407000000551	041403633	30101810100000000633	Loan
Belsvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Belgorodskoe Branch #8592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45206810007000000582	041403633	30101810100000000633	Loan
Belsvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	Belgorod Branch, JSC Vneshtorgbank	16 Kuznetski Most Street, Moscow, Russia	7702070139	45206810016000000776	041403757	30101810400000000757	Loan
Bryansksvyazinform – a subsidiary of JSC CenterTelecom								
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508000100887	41501601	30101810400000000601	Income
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808000100888	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/ Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (Public JSC)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702810800000016830	41501770	30101810700000000770	Budgetary
Bryansksvyazinform/Computing Center	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (Public JSC)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702810700000017230	41501770	30101810700000000770	Income
Bryansksvyazinform/Bryanski MOTC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208000100899	41501601	30101810400000000601	Income
Bryansksvyazinform/Bryanski MOTC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508000100900	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/CITY TELEPHONE NETWORK	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808000100901	41501601	30101810400000000601	Income
Bryansksvyazinform/City Telephone Network	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810108000100902	41501601	30101810400000000601	Budgetary

Bryansksvyazinform/Computing Center	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810608000100897	41501601	30101810400000000601	Income
Bryansksvyazinform/Computing Center	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908000100898	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/ City TC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008000100895	41501601	30101810400000000601	Income
Bryansksvyazinform/City TC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308000100896	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/ Bryanski MOTC Vygonichski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8400	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508000109312	41501601	30101810400000000601	Income
Bryansksvyazinform/ Bryanski MOTC Vygonichski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8400	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810108000109327	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/ Bryanski MOTC Dyatkovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Dyatkovskoe Branch #5559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508100100318	41501601	30101810400000000601	Income
Bryansksvyazinform/ Bryanski MOTC Dyatkovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Dyatkovskoe Branch #5559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810108100100310	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/ Bryanski MOTC Zhiryatinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8400/0122	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810408000109124	41501601	30101810400000000601	Income
Bryansksvyazinform/ Bryanski MOTC Zhiryatinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8400/0122	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308000109114	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/ Bryanski MOTC Karachevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605/0150	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508000109587	41501601	30101810400000000601	Income
Bryansksvyazinform/ Bryanski MOTC Karachevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605/0150	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208000109531	41501601	30101810400000000601	Budgetary

Bryansksvyazinform/Zhukovski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Zhukovskoe Branch #5561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908110100526	41501601	30101810400000000601	Income
Bryansksvyazinform/ Zhukovski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Zhukovskoe Branch #5561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208110100527	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Zhukovski MTOC Dubrovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Dubrovskoe Branch #5587	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308110122023	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Zhukovski MTOC Dubrovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Dubrovskoe Branch #5587	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208110122065	41501601	30101810400000000601	Income
Bryansksvyazinform/Zhukovski MTOC Kletnyanski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Kletnyanskoe Branch #5590	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508110133016	41501601	30101810400000000601	Income
Bryansksvyazinform/Zhukovski MTOC Kletnyanski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Kletnyanskoe Branch #5590	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308110133067	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Zhukovski MTOC Rognedinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Dubrovskoe Branch #5587	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508110111009	41501601	30101810400000000601	Income
Bryansksvyazinform/Zhukovski MTOC Rognedinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Dubrovskoe Branch #5588	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810408110111044	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Klintsovski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Klintsovskoe Branch #1563	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208120100494	41501601	30101810400000000601	Income
Bryansksvyazinform/Klintsovski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Klintsovskoe Branch #1563	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908120100493	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Klintsovski MTOC Gordeevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Klintsovskoe Branch #1563 / 039	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208120010005	41501601	30101810400000000601	Income
Bryansksvyazinform/Klintsovski MTOC Gordeevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Klintsovskoe Branch #1563 / 039	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008120010027	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Klintsovski MTOC	Joint-Stock Commercial Saving	Bryanskoe Branch #8605 Klintsovskoe	19 Vavilova Street, Moscow, 117997,	7707083893	40702810608120020035	41501601	30101810400000000601	Income

Krasnogorski Linear Plant	Bank of RF	Branch #1563/048	Russia					
Bryansksvyazinform/Klintsovski MTOC Krasnogorski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Klintsovskoe Branch #1563/048	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008120020020	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Navlinski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 NavlinskoeBranch #66265567	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208130100002	41501601	30101810400000000601	Income
Bryansksvyazinform/Navlinski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Navlinskoe Branch #5567	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810108130100005	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Navlinski MTOC Brasovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Brasovskoe Branch #5557	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508130101028	41501601	30101810400000000601	Income
Bryansksvyazinform/Navlinski MTOC Brasovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Brasovskoe Branch #5557	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810408130101047	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Navlinski MTOC Komaricheski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Brasovskoe Branch #5557	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908130102054	41501601	30101810400000000601	Income
Bryansksvyazinform/Navlinski MTOC Komaricheski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Brasovskoe Branch #5557	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008130102080	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Navlinski MTOC Sevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Navlinskoe Branch #6626 5567 full service office 038	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308130103035	41501601	30101810400000000601	Income
Bryansksvyazinform/Navlinski MTOC Sevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Navlinskoe Branch #5567 full service office 038	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808130103027	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Navlinski MTOC Suzemski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Trubchevskoe Branch #5571/079	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808150102008	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Navlinski MTOC Suzemski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Trubchevskoe Branch #5571/079	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908150102047	41501601	30101810400000000601	Income

Bryansksvyazinform/Novozybkovski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Novozybkovskoe Branch #5580	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810708190100432	41501601	30101810400000000601	Income
Bryansksvyazinform/Novozybkovski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Novozybkovskoe Branch #5580	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008190100433	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Novozybkovski MTOC Zlynkovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Novozybkovskoe Branch #5580 / 061	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208190103599	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Novozybkovski MTOC Klimovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Novozybkovskoe Branch #5580 / 061	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508190105242	41501601	30101810400000000601	Income
Bryansksvyazinform/Novozybkovski MTOC Klimovski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Novozybkovskoe Branch #5580 / 061	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808190105243	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Pochepski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008150103014	41501601	30101810400000000601	Income
Bryansksvyazinform/Pochepski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908150103062	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Pochepski MTOC Trubchevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810908150100337	41501601	30101810400000000601	Income
Bryansksvyazinform/Pochepski MTOC Trubchevski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810108150100344	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Pochepski MTOC Pogarski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810208150100338	41501601	30101810400000000601	Income
Bryansksvyazinform/Pochepski MTOC Pogarski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Trubchevskoe Branch #5571	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810808150100343	41501601	30101810400000000601	Budgetary

Bryansksvyazinform/ Unechski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Unechskoe Branch #66265586	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810708230000191	41501601	30101810400000000601	Income
Bryansksvyazinform/ Unechski MTOC	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Unechskoe Branch #66265586	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008230000192	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Unechski MTOC Mglinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Mglinskoe Branch #66265579	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508230105050	41501601	30101810400000000601	Income
Bryansksvyazinform/Unechski MTOC Mglinski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Mglinskoe Branch #66265579	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008230105071	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Unechski MTOC Starodubski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Starodubskoe Branch #5583	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810008210100180	41501601	30101810400000000601	Income
Bryansksvyazinform/ Unechski MTOC Starodubski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Starodubskoe Branch #5583	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810308210100181	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/Unechski MTOC Surazhski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Surazhskoe Branch #66265584	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810708230004061	41501601	30101810400000000601	Income
Bryansksvyazinform/ Unechski MTOC Surazhski Linear Plant	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605 Surazhsk Branch #66265584	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810508230004009	41501601	30101810400000000601	Budgetary
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840808000101585	41501601	30101810400000000601	Transit currency account
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840708000201585	41501601	30101810400000000601	Foreign currency transit account
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840608000301585	41501601	30101810400000000601	Foreign currency special transit account
Bryansksvyazinform/ Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (Public JSC)	241011, 1 Lyubeznogo Street, Bryansk, Russia	3201005759	40702840700000000233	41501770	30101810700000000770	Transit currency account
Bryansksvyazinform/ Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (Public JSC)	1 Lyubeznogo Street, Bryansk, 241011, Russia	3201005759	40702840800000010233	41501770	30101810700000000770	Foreign currency transit account
Bryansksvyazinform/ Directorate	Commercial bank Bryanski Narodny	CB BNB (Public JSC)	1 Lyubeznogo Street, Bryansk, 241011,	3201005759	40702840600000090233	41501770	30101810700000000770	Foreign currency

	Bank (Public JSC)		Russia					special transit account
Bryansksvyazinform/ Directorate	Joint-Stock Commercial Saving Bank of RF	Bryanskoe Branch #8605	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45206810908000000185	41501601	30101810400000000601	Loan
Bryansksvyazinform/ Directorate	Commercial bank Bryanski Narodny Bank (Public JSC)	CB BNB (Public JSC)	1 Lyubeznogo Street, Bryansk, Russia	3201005759	45206810600000002150	41501770	30101810700000000770	Loan
Elektrosvyaz of the Vladimir region – a subsidiary of JSC CenterTelecom								
Elektrosvyaz of the Vladimir region - a subsidiary of JSC CenterTelecom	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702840800260001682 40702840100261001682 40702840400262001682	041708716	30101810200000000716	foreign currency special transit account
Elektrosvyaz of the Vladimir region - a subsidiary of JSC CenterTelecom	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261001682 40702810100262001682	041708716	30101810200000000716	income budgetary
Alexandrovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810502261011682 40702810802262011682	041708716	30101810200000000716	income budgetary
Vyaznikovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810000261021682 40702810300262021682	041708716	30101810200000000716	income budgetary
Gorokhovetski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100261031682 40702810400262031682	041708716	30101810200000000716	income budgetary
Gus'-Khrustalny LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	42 Kalinina Street, Gus-Khrustalny, Vladimir region, 601550, Russia	7725039953	40702810400281041682 40702810700282041682	041708716	30101810200000000716	income budgetary
Kameshkovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	20/1 Socialisticheskaya Street, Kovrov, Vladimir region, 601909, Russia	7725039953	40702810400271051682 40702810700272051682	041708716	30101810200000000716	income budgetary
Kirzhachski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	40702810700291061682 40702810000292061682	041708716	30101810200000000716	income budgetary
Kovrovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	20/1 Socialisticheskaya Street, Kovrov, Vladimir region, 601909, Russia	7725039953	40702810600271071682 40702810900272071682	041708716	30101810200000000716	income budgetary

Kolchuginski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	40702810900291081682 40702810200292081682	041708716	30101810200000000716	income budgetary
Melenkovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	85b Moskovskaya street, Murom, Vladimir region, 602200, Russia	7725039953	40702810000301091682 40702810300302091682	041708716	30101810200000000716	income budgetary
Muromski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	85b Moskovskaya street, Murom, Vladimir region, 602200, Russia	7725039953	40702810000301101682 40702810300302101682	041708716	30101810200000000716	income budgetary
Petushinski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810800261111682 40702810100262111682	041708716	30101810200000000716	income budgetary
Selivanovski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	85b Moskovskaya street, Murom, Vladimir region, 602200, Russia	7725039953	40702810200301121682 40702810500302121682	041708716	30101810200000000716	income budgetary
Sobinski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810000261131682 40702810300262131682	041708716	30101810200000000716	income budgetary
Sudogodski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810100261141682 40702810400262141682	041708716	30101810200000000716	income budgetary
Suzdalski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810200261151682 40702810500262151682	041708716	30101810200000000716	income budgetary
Yuriev-Pol'ski LTC	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	4 Karl Marx Street, Kolchugino, Vladimir region, 601750, Russia	7725039953	40702810600291161682 40702810900292161682	041708716	30101810200000000716	income budgetary
Vladimirskaya City Telephone Network	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810400261171682 40702810700262171682	041708716	30101810200000000716	income budgetary
Vladimirskaya Telegraph-Telephone Exchange	Public JSC Commercial Stock Bank Moscow Industrial Bank	Branch of ACB Moscow Industrial Bank	35 Lenina Prospekt, Vladimir, 600015, Russia	7725039953	40702810500261181682 40702810800262181682	041708716	30101810200000000716	income budgetary
Voronezhsvyazinform – a subsidiary of JSC CenterTelecom								
Voronezhsvyazinform - a subsidiary of JSC CenterTelecom	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313000108843	042007681	30101810600000000681	income

	city							
Voronezhsvyazinform - a subsidiary of JSC CenterTelecom	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613000108844	042007681	30101810600000000681	budgetary
Anninski telecommunications center (TC)	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Anninskoe Branch in Anna town of the Voronezh region #3777	Anninskoe Branch #3777	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810013030100548	042007681	30101810600000000681	income
Anninski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Anninskoe Branch in Anna town of the Voronezh region #3777	Anninskoe Branch #3777	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313030100549	042007681	30101810600000000681	budgetary
Bobrovski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Bobrovskoe Branch in Bobrov town of the Voronezh region #3783	Bobrovskoe Branch #3783	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613040100268	042007681	30101810600000000681	income
Bobrovski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Bobrovskoe Branch in Bobrov town of the Voronezh region #3783	Bobrovskoe Branch #3783	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913040100269	042007681	30101810600000000681	budgetary
Bogucharski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Pavlovskoe Branch in Pavlovsk town of the Voronezh region #3872	Pavlovskoe Branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113230102657	042007681	30101810600000000681	income
Bogucharski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Pavlovskoe Branch in Pavlovsk town of the Voronezh region #3872	Pavlovskoe Branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413230102658	042007681	30101810600000000681	budgetary
Borisoglebski TC	A subsidiary of Joint-Stock Commercial Saving Bank of	Borisoglebskoe Branch #193	19 Vavilova Street, Moscow, 117997,	7707083893	40702810913060100977	042007681	30101810600000000681	income

	the RF (Public JSC) - Borisoglebskoe Branch in Borisoglebsk town of the Voronezh region #193		Russia					
Borisoglebski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Borisoglebskoe Branch in Borisoglebsk town of the Voronezh region #193	Borisoglebskoe Branch #193	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810213060100978	042007681	30101810600000000681	budgetary
Buturlinovka TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Buturlinovskoe Branch in Buturlinovka town of the Voronezh region #3793	Buturlinovkskoe Branch #3793	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113070100385	042007681	30101810600000000681	income
Buturlinovka TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Buturlinovskoe Branch in Buturlinovka town of the Voronezh region #3793	Buturlinovkskoe Branch #3793	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413070100386	042007681	30101810600000000681	budgetary
Kalacheevski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Kalacheevskoe Branch in Kalach town of the Voronezh region #3836	Kalacheevskoe Branch #3836	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810513120100589	042007681	30101810600000000681	income
Kalacheevski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Kalacheevskoe Branch in Kalach town of the Voronezh region #3836	Kalacheevskoe Branch #3836	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913120100590	042007681	30101810600000000681	budgetary
Kantemirovski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Rossoshanskoe Branch in Rossosh' town of the Voronezh region #382	Rossoshanskoe Branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113300103078	042007681	30101810600000000681	income
Kantemirovski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Rossoshanskoe Branch in Rossosh' town of the	Rossoshanskoe Branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413300103079	042007681	30101810600000000681	budgetary

	Voronezh region #382							
Liskinski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Liskinskoe Branch in Liski town of the Voronezh region #3854	Liskinskoe Branch #3854	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913160100385	042007681	30101810600000000681	income
Liskinski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Liskinskoe Branch in Liski town of the Voronezh region #3854	Liskinskoe Branch #3854	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810213160100386	042007681	30101810600000000681	budgetary
Novousmanski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Novousmanskoe Branch in Novaya Usman' town of the Voronezh region #3869	Novousmanskoe Branch #3869	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313190100353	042007681	30101810600000000681	income
Novousmanski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Novousmanskoe Branch in Novaya Usman' town of the Voronezh region #3869	Novousmanskoe Branch #3869	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613190100354	042007681	30101810600000000681	budgetary
Novovoronezhski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - full service office in Novovoronezh of the Voronezh region #0171	Add. office # 0171	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413180108841	042007681	30101810600000000681	income
Novovoronezhski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - full service office in Novovoronezh of the Voronezh region #0171	ad. office № 0171	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810713180108842	042007681	30101810600000000681	budgetary
Ostrogozhski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Ostrogozhskoe Branch in Ostrogozhsk town of the Vladimir region #989	Ostrogozhskoe Branch #989	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810713220100315	042007681	30101810600000000681	income
Ostrogozhski TC	A subsidiary of Joint-Stock	Ostrogozhskoe	19 Vavilova Street,	7707083893	40702810013220100316	042007681	30101810600000000681	budgetary

	Commercial Saving Bank of the RF (Public JSC) - Ostrogozhskoe Branch in Ostrogozhsk town of the Vladimir region #989	Branch #989	Moscow, 117997, Russia					
Pavlovski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Pavlovskoe Branch in Pavlovsk town of the Voronezh region #3872	Pavlovskoe Branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113230100659	042007681	30101810600000000681	income
Pavlovski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Pavlovskoe Branch in Pavlovsk town of the Voronezh region #3872	Pavlovskoe Branch #3872	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810513230100660	042007681	30101810600000000681	budgetary
Rossoshanski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Rossoshanskoe Branch in Rossosh' town of the Voronezh region #382	Rossoshanskoe Branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810713300100918	042007681	30101810600000000681	income
Rossoshanski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Rossoshanskoe Branch in Rossosh' town of the Voronezh region #382	Rossoshanskoe Branch #382	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810013300100919	042007681	30101810600000000681	budgetary
Semilukski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Semilukskoe Branch in Semiluki town of the Voronezh region #3825	Semiluksksoe Branch #3825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913310100452	042007681	30101810600000000681	income
Semilukski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Semilukskoe Branch in Semiluki town of the Voronezh region #3825	Semiluksksoe Branch #3825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810213310100453	042007681	30101810600000000681	budgetary
Talovski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Buturlinovskoe Branch in	Buturlinovkskoe Branch #3793	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810013070101387	042007681	30101810600000000681	income

	Buturlinovka town of the Voronezh region #3793							
Talovski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Buturlinovskoe Branch in Buturlinovka town of the Voronezh region #3793	Buturlinovkskoe Branch #3793	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313070101388	042007681	30101810600000000681	budgetary
Khokholski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Semilukskoe Branch in Semiluki town of the Voronezh region #3825	Semiluksksoe Branch #3825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113310102454	042007681	30101810600000000681	income
Khokholski TC	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Semilukskoe Branch in Semiluki town of the Voronezh region #3825	Semiluksksoe Branch #3825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413310102455	042007681	30101810600000000681	budgetary
International Telephone-Telegraph Exchange	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810013000108855	042007681	30101810600000000681	income
International Telephone-Telegraph Exchange	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810313000108856	042007681	30101810600000000681	budgetary
Voronezhski City Radio Center	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613000108857	042007681	30101810600000000681	income
Voronezhski City Radio Center	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913000108858	042007681	30101810600000000681	budgetary
Customer Relations Center	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810813000108851	042007681	30101810600000000681	income

	city							
Customer Relations Center	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810113000108852	042007681	30101810600000000681	budgetary
Technical Maintenance Center	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810913000108861	042007681	30101810600000000681	budgetary
Technical Maintenance Center	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810513000109804	042007681	30101810600000000681	income
Supply and Procurement Center	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810213000108859	042007681	30101810600000000681	income
Supply and Procurement Center	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810613000108860	042007681	30101810600000000681	budgetary
Voronezhskaya City Telephone Network	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810413000108853	042007681	30101810600000000681	income
Voronezhskaya City Telephone Network	A subsidiary of Joint-Stock Commercial Saving Bank of the RF (Public JSC) - Central Black-Soil Bank, Voronezh city	Central Black-Soil Bank, SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810713000108854	042007681	30101810600000000681	budgetary
Voronezhsvyazinform - a subsidiary of JSC CenterTelecom	Voronezhski subsidiary of Commercial Stock Bank Promsvyazbank (Private JSC)	Voronezhski subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810300010060301	042007882	30101810700000000882	income
Voronezhsvyazinform - a subsidiary of JSC CenterTelecom	Voronezhski subsidiary of Commercial Stock Bank Promsvyazbank (Private JSC)	Voronezhski subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810200010000319	042007882	30101810700000000882	budgetary

Customer Relations Center	Voronezhski subsidiary of Commercial Stock Bank Promsvyazbank (Private JSC)	Voronezhski subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810600010000320	042007882	30101810700000000882	income
Voronezhskaya City Telephone Network	Voronezhski subsidiary of Commercial Stock Bank Promsvyazbank (Private JSC)	Voronezhski subsidiary of ACB Promsvyazbank	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	40702810900010000321	042007882	30101810700000000882	income
Customer Relations Center	A subsidiary of Commercial Bank MENATEP Saint-Petersburg (Public JSC) in Voronezh	A subsidiary of JSC MENATEP SPb in Voronezh city	1 Nevski Prospekt, Saint-Petersburg,191186, Russia	7831001567	40702810200160001161	042007879	30101810700000000879	income
Ivtelecom – a subsidiary of JSC CenterTelecom								
Ivtelecom - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810017000101059	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810417000101060	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810717000101061	042406609	30101810000000000608	Joint activity account
Ivtelecom - a subsidiary of JSC CenterTelecom/ IOC Telecom Vychuga	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810917180100245	042406608	30101810000000000608	Income account
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Vychuga	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810217180100246	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Gavrilov Posad	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810317170100062	042406608	30101810000000000608	Income account
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Gavrilov Posad	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810617170100063	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC	Joint-Stock Commercial Saving Bank of RF (Public	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997,	7707083893	40702810517160100791	042406608	30101810000000000608	Debit accounts

CenterTelecom, IOC Telecom Kineshma	JSC)		Russia					
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Kineshma	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810817160100792	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Puchezh	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810017080100559	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Puchezh	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810417080100560	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Teykovo	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810417040100173	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Teykovo	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810117040100172	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Furmanov	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810717070235598	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Furmanov	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810117070135599	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom IOC Telecom Shuya	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810017140100541	042406608	30101810000000000608	Debit accounts
Ivtelecom - a	Joint-Stock Commercial	Ivanovskoe	19 Vavilova Street,	7707083893	40702810317140100542	042406608	30101810000000000608	Debit accounts

subsidiary of JSC CenterTelecom IOC Telecom Shuya	Saving Bank of RF (Public JSC)	Branch #8639	Moscow, 117997, Russia					
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Yuzha	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810317050100933	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom, IOC Telecom Yuzha	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ivanovskoe Branch #8639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810017050100932	042406608	30101810000000000608	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom	Commercial Stock Bank Investment Trade bank (Private JSC)	Voznesenski subsidiary of ACB Investtorgbank	52/45 Sadovnicheskaya Street, Moscow, 113035, Russia	7717002773	40702810400000000732	042406772	30101810800000000772	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom	Commercial Stock Bank Kranbank (Private JSC)	Private JSC ACB Kranbank	53 F. Engels Prospekt, Ivanovo, 153000, Russia	3728018834	40702810200000000611	042406738	30101810200000000738	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810200120612333	044583119	30101810600000000119	Debit accounts
Ivtelecom - a subsidiary of JSC CenterTelecom	Commercial Investment bank EUROALLIANCE (Public JSC)	CIB EUROALLIANCE (Public JSC)	13 Stanko Street, Ivanovo, 153000, Russia	3702030072	40702840000002000168	042406701	30101810800000000701	**foreign currency account in USD**
Ivtelecom - a subsidiary of JSC CenterTelecom	Commercial Investment bank EUROALLIANCE (Public JSC)	CIB EUROALLIANCE (Public JSC)	13 Stanko Street, Ivanovo, 153000, Russia	3702030072	40702978500002000174	042406701	30101810800000000701	**currency (Euro)**
Kaluzhski subsidiary of JSC CenterTelecom								
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Kaluzhskoe Branch #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810322240104184	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Kaluzhskoe Branch #8608	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702810022240104183	42908612	30101810100000000612	budgetary
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810500000000687	42908701	30101810600000000701	budgetary
Kaluzhski subsidiary of JSC	Kaluzhski gas and energy stock bank Gasenergobank	Kaluzhski gas and energy stock	4 Plekhanova Street, Kaluga, 248030,	4026006420	40702810300000000667	42908701	30101810600000000701	income

CenterTelecom		bank Gasenergobank	Russia					
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702810800000000688	42908701	30101810600000000701	budgetary
Kaluzhski subsidiary of JSC CenterTelecom	Inter-regional bank for infocommunications development (Public JSC)	Kaluzhski ACB Svyaz-Bank	39 Dostoevski Street, Kaluga, 248600, Russia	7710301140	40702810500240000603	42908703	30101810200000000703	income
Kaluzhski subsidiary of JSC CenterTelecom	Inter-regional bank for infocommunications development (Public JSC)	Kaluzhski ACB Svyaz-Bank	39 Dostoevski Street, Kaluga, 248600, Russia	7710301140	40702810400240100603	42908703	30101810200000000703	budgetary
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF (Public JSC), Tarusskoe Branch #2664	3 Oktyabrskaya Street, Kaluga, 249100, Russia	7707083893	40702810722240190002	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom	Inter-regional bank for infocommunications development (Public JSC)	Kaluzhski ACB Svyaz-Bank	39 Dostoevskogo Street, Kaluga, 248600, Russia	7710301140	42106810400240000006	42908703	30101810200000000703	deposit
Kaluzhski subsidiary of JSC CenterTelecom, TOC-2	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Public JSC ACB SB of RF, Obninskoe Branch #7786	4 Marx Prospekt, Obninsk, Kaluga region, 249035, Russia	7707083893	40702810122230100657	42908612	30101810100000000612	budgetary
Kaluzhski subsidiary of JSC CenterTelecom, TOC-2	Kaluzhski gas and energy stock bank Gasenergobank	Kaluzhski gas and energy stock bank Gasenergobank Additional office in Obninsk town	6 Kurchatova Street, Obninsk, Kaluga region, 249035, Russia	7707083893	40702810720000000690	42908612	30101810600000000701	income
Kaluzhski subsidiary of JSC CenterTelecom, TOC-3	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Public JSC ACB SB of RF, Dzerzhinskoe Branch #5607	4 Sovetskaya Street, Kondrovo, 249832, Russia	7707083893	40702810322200100296	42908612	30101810100000000612	budgetary
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Public JSC ACB SB of RF, Kozel'skoe Branch #5600	39 Bolshaya Sovetskaya Street, Kozel'sk, Kaluga region, 249720, Russia	7707083893	40702810222160100889	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom, TOC-4	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Public JSC ACB SB of RF, Kozel'skoe Branch #5600	39 Bolshaya Sovetskaya Street, Kozel'sk, Kaluga region, 249720, Russia	7707083893	40702810522160100893	42908612	30101810100000000612	budgetary
Kaluzhski	Joint-Stock Saving Bank of	SB of RF,	50 Proletarskaya	7707083893	40702810322120100347	42908612	30101810100000000612	income

subsidiary of JSC CenterTelecom	the Russian Federation (Public JSC)	Kirovskoe Branch #5568	Street, Kirov, Kaluga region, 249440, Russia					
Kaluzhski subsidiary of JSC CenterTelecom, TOC-5	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	SB of RF, Kirovskoe Branch #5568	50 Proletarskaya Street, Kirov, Kaluga region, 249440, Russia	7707083893	40702810622120100348	42908612	30101810100000000612	budgetary
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Khvastovichskoe Branch of SB, #5573	31 Lenina Street, Khvastovichi, Kaluga region, 249360, Russia	7707083893	40702810222110101045	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF, Lyudinovskoe Branch #5565	11 Engels Street, Lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810022110100314	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF, Lyudinovskoe Branch #5565	11 Engels Street, Lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810422110100600	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom, TOC-6	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF, Lyudinovskoe Branch #5565	11 Engels Street, Lyudinovo, Kaluga region, 249400, Russia	7707083893	40702810622110100316	42908612	30101810100000000612	budgetary
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Public JSC ACB SB of RF, Kozel'skoe Branch #5600	39 Bolshaya Sovetskaya Street, Kozel'sk, Kaluga region, 249720, Russia	7707083893	40702810622160100890	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF (Public JSC), Sukhinichskoe Branch, #1560	58 Lenina Street, Sukhinichi, Kaluga region, 249270, Russia	7707083893	40702810022040000694	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF (Public JSC), Sukhinichskoe Branch, #1560	58 Lenina Street, Sukhinichi, Kaluga region, 249270, Russia	7707083893	40702810422040000168	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF (Public JSC), Obnonskoe Branch, #7786	4 Marx Prospekt, Obninsk, Kaluga region, 249035, Russia	7707083893	40702810122230140138	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF (Public JSC), Borovskoe Branch, #2671	Lenina Street, Borovsk, Kaluga region, 249010, Russia	7707083893	40702810422070100177	42908612	30101810100000000612	income

Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	ACB SB of RF (Public JSC), Maloyaroslavetskoe Branch, #2673	1-a Uspenskaya Street, Maloyaroslavets, Kaluga region, 249000, Russia	7707083893	40702810522080100533	42908612	30101810100000000612	income
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978500000100018	42908701	30101810600000000701	foreign currency account/ account current
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978400000200018	42908701	30101810600000000701	foreign currency account/transit
Kaluzhski subsidiary of JSC CenterTelecom	Kaluzhski gas and energy stock bank Gasenergobank	Kaluzhski gas and energy stock bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia	4026006420	40702978300000300018	42908701	30101810600000000701	foreign currency account/ special transit
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978922240104183	42908612	30301810100000000612	foreign currency account/ account current
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978822240204183	42908612	30301810100000000612	foreign currency account/transit
Kaluzhski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	Joint-Stock Saving Bank of the Russian Federation (Public JSC)	63 M. Gorkogo Street, Kaluga, 248003, Russia	7707083893	40702978722240304183	42908612	30301810100000000612	foreign currency account/ special transit
KostromaTelecom – a subsidiary of JSC CenterTelecom								
KostromaTelecom - a subsidiary of JSC CenterTelecom	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810629010118711	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810529010118921	43469623	30101810200000000623	budgetary
KostromaTelecom	A subsidiary of Joint-Stock	Subsidiary of	49 Sovetskaya Street,	7702070139	40702810521000002861	43469713	30101810000000000713	budgetary

- a subsidiary of JSC CenterTelecom	Vneshtorgbank in Kostroma city	Vneshtorgbank	Kostroma, 156000, Russia					
KostromaTelecom - a subsidiary of JSC CenterTelecom	A subsidiary Yaroslavski of Import-Export Bank IMPEXBANK (Public JSC)	A subsidiary Yaroslavski of Import-Export Bank IMPEXBANK (Public JSC)	39 Nekrasova Street, Yaroslavl, 156005, Russia	7744001480	40702810700270000291	47888701	30101810000000000701	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom	A subsidiary of Joint-Stock Vneshtorgbank in Kostroma city	Subsidiary of Vneshtorgbank	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810421000102861	43469713	30101810000000000713	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP LTC	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810729010119021	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP LTC	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810629010119011	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810929010119041	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810829010119031	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640 DO № 8640/015	5 Oktyabrskaya Street, Nerekhta, Kostroma region, 157800, Russia	7707083893	40702810029030100150	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810129010119061	43469623	30101810200000000623	income

KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810329010119081	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Ostrovskoe Branch #2497	Ostrovskoe Branch #66262497	22 Sovetskaya Street, Ostrovskoe, Kostroma region, 157960, Russia	7707083893	40702810229180100130	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810029010119051	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640 ad. office # 8640/ 015	5 Oktyabrskaya Street, Nerekhta, Kostroma region, 157800, Russia	7707083893	40702810329030100151	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810229010119071	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640	33 Nikitskaya Street, Kostroma, 156005, Russia	7707083893	40702810429010119091	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#1	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Ostrovskoe Branch #2497	Ostrovskoe Branch #2497	22 Sovetskaya Street, Ostrovskoe village, Kostroma region, 157960, Russia	7707083893	40702810529180100131	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP# 2	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Sharyinskoe Branch #4366	Sharyinskoe Branch #4366	6 Pavlika Morozova Street, Sharya, Kostroma region, 157610, Russia	7707083893	40702810129140100393	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC)	Sharyinskoe Branch #4366	6 Pavlika Morozova Street, Sharya, Kostroma region,	7707083893	40702810829140100389	43469623	30101810200000000623	income

CenterTelecom , SP #2	Sharyinskoe Branch #4366		157610, Russia					
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#3	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640 AD. office #8640/022	44 Oktyabrskoy Revolution Street, Buy, Kostroma region, 157000, Russia	7707083893	40702810029050100114	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#3	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640 ad. office #8640/022	44 Oktyabrskoy Revolution Street, Buy, Kostroma region, 157000, Russia	7707083893	40702810729050100113	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#3	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC), Kostromskoe Branch, #8640 (Northern Bank)	Kostromskoe Branch, #8640 ad. office # 8640/03	10 Lenina Street, Galich, Kostroma region, 157100, Russia	7707083893	40702810929060100178	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#3	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Chukhlomskoe Branch #2510	Chukhlomskoe Branch #2510	14 Oktyabrya Street, Chukhloma, Kostroma region, 157130, Russia	7707083893	40702810529080100079	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#3	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Chukhlomskoe Branch #2510	Chukhlomskoe Branch #2510	14 Oktyabrya Street, Chukhloma, Kostroma region, 157130, Russia	7707083893	40702810929080100080	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP# 4	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Manturovskoe Branch #4372	Manturovskoe Branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810929150100224	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP# 4	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Manturovskoe Branch #4372	Manturovskoe Branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810629150100223	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP# 4	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Manturovskoe Branch #4372	Manturovskoe Branch #4372	2b, 2nd Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia	7707083893	40702810229150100225	43469623	30101810200000000623	income
KostromaTelecom	A subsidiary of Joint-Stock	Manturovskoe	2b, 2nd	7707083893	40702810629150100524	43469623	30101810200000000623	income

- a subsidiary of JSC CenterTelecom, SP# 4	Commercial Saving Bank of RF (Private JSC) Manturovskoe Branch #4372	Branch #4372	Pervomayskaya Street, Manturovo, Kostroma region, 157300, Russia					
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP# 4	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Makaryevskoe Branch #2498	Makaryevskoe Branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810129190000142	43469623	30101810200000000623	*income*
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP# 4	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Makaryevskoe Branch #2498	Makaryevskoe Branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810929190000151	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#5	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Neyskoe Branch #2511 (Northern Bank)	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810129090100126	43469623	30101810200000000623	budgetary
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#5	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Neyskoe Branch #2511 (Northern Bank)	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810929090100122	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#5	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Neyskoe Branch #2511 (Northern Bank)	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810229090100123	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#5	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Makaryevskoe Branch #2498	Makaryevskoe Branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810229190000563	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom, SP#5	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Neyskoe Branch #2511 (Northern Bank)	Neyskoe Branch #2511 of the Northern Bank, SB of RF	7 Lyubimova Street, Neya, Kostroma region, 157330, Russia	7707083893	40702810529090100124	43469623	30101810200000000623	income
KostromaTelecom - a subsidiary of JSC CenterTelecom,	A subsidiary of Joint-Stock Commercial Saving Bank of RF (Private JSC) Makaryevskoe Branch	Makaryevskoe Branch #2498	2 Ploschadnaya Street, Makaryev, Kostroma region, 157460, Russia	7707083893	40702810729190000571	43469623	30101810200000000623	budgetary

SP#5	#2498							
KostromaTelecom - a subsidiary of JSC CenterTelecom	A subsidiary of Joint-Stock Vneshtorgbank in Kostroma city	Subsidiary of Vneshtorgbank	49 Sovetskaya Street, Kostroma, 156000, Russia	7702070139	40702810221000090005	43469713	30101810000000000713	special card account
Kurski subsidiary of JSC CenterTelecom								
Kurski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810233020103121	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810133020103140	43807606	30101810300000000606	budgetary
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000515	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700071000515	43807752	30101810500000000752	budgetary
Kurski subsidiary of JSC CenterTelecom, Gorshenchenski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596, Sovetskoe office 3896/044	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810233080100106	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom, Gorshenchenski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596, Sovetskoe office 3896/044	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810533080100107	43807606	30101810300000000606	budgetary
Kurski subsidiary of JSC CenterTelecom, Gorshenchenski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810900070000552	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom, Gorshenchenski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810200071000552	43807752	30101810500000000752	budgetary

Kurski subsidiary of JSC CenterTelecom, Gorshenchenski TC Kshenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Sovetskoe office 3896	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810133050100090	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom, Gorshenchenski TC Kshenski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810800070000555	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom, Gorshenchenski TC Kastorenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Sovetskoe office 3896/052	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810933180100128	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom, Gorshenchenski TC Kastorenski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810600070000551	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Construction and repair service	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810933020103159	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Construction and repair service	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810333020103160	43807606	30101810300000000606	budgetary
Kurski subsidiary of JSC CenterTelecom Construction and repair service	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810200070000524	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Construction and repair service	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810500071000524	43807752	30101810500000000752	budgetary
Kurski subsidiary	Joint-Stock Saving Bank of	Kurskoe Branch	19 Vavilova Street,	7707083893	40702810133310100141	43807606	30101810300000000606	income

of JSC CenterTelecom, Oboyanski TC	the Russian Federation (Public JSC) Kurskoe Branch #8596	#8596 ad. office 124	Moscow, 117997, Russia					
Kurski subsidiary of JSC CenterTelecom, Oboyanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 ad. office 124	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433310100142	43807606	30101810300000000606	budgetary
Kurski subsidiary of JSC CenterTelecom, Oboyanski TC Solntsevski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 ad. office 121	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810733300100085	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom, Oboyanski TC Pristenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 ad. office 108	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810933160100070	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Fatezhski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 ad. office 0135	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810033290000063	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Fatezhski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 ad. office 0135	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810333290000064	43807606	30101810300000000606	budgetary
Kurski subsidiary of JSC CenterTelecom Fatezhski TC Zolotukhinski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 ad. office 0138	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810933280100086	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Fatezhski TC Ponyrovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 ad. office 110	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433150100056	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Schigrovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Schigrovskoe Branch 1602	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810133100100157	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Schigrovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Schigrovskoe Branch 1602	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433100100158	43807606	30101810300000000606	budgetary

Kurski subsidiary of JSC CenterTelecom Schigrovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000528	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Schigrovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700071000528	43807752	30101810500000000752	budgetary
Kurski subsidiary of JSC CenterTelecom Schigrovski Timski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Timski ad. office 1602/063	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810533040000137	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Timski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100070000530	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Manturovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Manturovski ad. office 1602 /064	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810233040000136	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Manturovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700070000529	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Cheremisinovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Cheremisinovski unified office 1602/047	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810733100100159	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Schigrovski TC Cheremisinovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000531	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe	Kurskoe Branch #8596 Sudzhanskoe	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433030100150	43807606	30101810300000000606	income

Sudzhanski TC	Branch #8596	Office 3903						
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Sudzhanskoe Office 3903	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810733030100151	43807606	30101810300000000606	budgetary
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810600070000519	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810900071000519	43807752	30101810500000000752	budgetary
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC B. Soldatski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Sudzhanskoe Office 3903 ad. office 056	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810033030100152	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC B. Soldatski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300070000521	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC Belovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Sudzhanskoe Office 3903 ad. office 059	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810833230000074	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Sudzhanski TC Belovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300070000520	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Ryl'ski ad. office 3891	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810233270000090	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Ryl'ski ad. office 3891	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810533270000091	43807606	30101810300000000606	budgetary
Kurski subsidiary	Inter-regional commercial	MCB	7 Tverskaya Street,	7710301140	40702810800070000542	43807752	30101810500000000752	income

of JSC CenterTelecom Ryl'ski TC	bank for development of telecommunications and information (Public JSC)	Svyazbank, Kurskoe Branch	Moscow, 125375, Russia					
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100071000542	43807752	30101810500000000752	budgetary
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Glushkovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Ryl'ski ad. office 3891/054	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810333070100155	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Glushkovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810400070000544	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Korenevski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 ad. office 3842	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810333200100116	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Ryl'ski TC Korenevski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100070000543	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Zheleznogorski ad. office 5117	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810633060100564	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 Zheleznogorski ad. office 5117	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810933060100565	43807606	30101810300000000606	budgetary
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810000070000533	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300071000533	43807752	30101810500000000752	budgetary

Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Konyshovski TC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 L'govskoe office 585/67	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810833240100210	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Konyshovski TC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810500070000538	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Khomutovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 ad. office 5117/044	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810333120100160	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Khomutovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300070000534	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Dmitrievski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596 ad. office 5117/043	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810633120100158	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Zheleznogorski TC Dmitrievski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810300070000550	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Kurchatovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596/113	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810133220100312	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Kurchatovski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596/113	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433220100313	43807606	30101810300000000606	budgetary
Kurski subsidiary of JSC CenterTelecom Kurchatovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810700070000516	43807752	30101810500000000752	income

Kurski subsidiary of JSC CenterTelecom Kurchatovski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810000071000516	43807752	30101810500000000752	budgetary
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC L'govski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596/585	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810533240000209	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC L'govski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810500070000525	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC Medvedenski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596/0131	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810433320000070	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC Medvedenski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810800070000526	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC Pryamitsinski MTC	Joint-Stock Saving Bank of the Russian Federation (Public JSC) Kurskoe Branch #8596	Kurskoe Branch #8596/114	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810733220100314	43807606	30101810300000000606	income
Kurski subsidiary of JSC CenterTelecom Kurchatovski TC Pryamitsinski MTC	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702810100070000527	43807752	30101810500000000752	income
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702978600071000515	43807752	30101810500000000752	special transit foreign currency account
Kurski subsidiary of JSC CenterTelecom	Inter-regional commercial bank for development of telecommunications and information (Public JSC)	MCB Svyazbank, Kurskoe Branch	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	40702840600073000515	43807752	30101810500000000752	special transit foreign currency account

Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom								
Lipetskelektrosvyaz	Public JSC ACB Menatep SPb	Lipetski Subsidiary of Public JSC ACB Menatep SPb	1 Nevski Prospekt, Saint-Petersburg, 191186, Russia	7831001567	40702978000310000593	044225703	30101810100000000703	Account current
Lipetskelektrosvyaz	Public JSC ACB Menatep SPb	Lipetski Subsidiary of Public JSC ACB Menatep SPb	1 Nevski Prospekt, Saint-Petersburg, 191186, Russia	7831001567	40702978000310000593	044225703	30101810100000000703	foreign currency account account current- Euro
Lipetskelektrosvyaz	Public JSC ACB Menatep SPb	Lipetski Subsidiary of Public JSC ACB Menatep SPb	1 Nevski Prospekt, Saint-Petersburg, 191186, Russia	7831001567	40702978300311000593	044225703	30101810100000000703	foreign currency account transit - Euro
Lipetskelektrosvyaz	Public JSC ACB Menatep SPb	Lipetski Subsidiary of Public JSC ACB Menatep SPb	1 Nevski Prospekt, Saint-Petersburg, 191186, Russia	7831001567	40702978600312000593	044225703	30101810100000000703	special currency, transit – Euro
Lipetskelektrosvyaz	Public JSC ACB Menatep SPb	Lipetski Subsidiary of Public JSC ACB Menatep SPb	1 Nevski Prospekt, Saint-Petersburg, 191186, Russia	7831001567	40702840400310000593	044225703	30101810100000000703	account current in USD
Lipetskelektrosvyaz	Public JSC ACB Menatep SPb	Lipetski Subsidiary of Public JSC ACB Menatep SPb	1 Nevski Prospekt, Saint-Petersburg, 191186, Russia	7831001567	40702840700311000593	044225703	30101810100000000703	transit, currency - USD
Lipetskelektrosvyaz	Public JSC ACB Menatep SPb	Lipetski Subsidiary of Public JSC ACB Menatep SPb	1 Nevski Prospekt, Saint-Petersburg, 191186, Russia	7831001567	40702840000312000593	044225703	30101810100000000703	special transit, currency - USD
Lipetskelektrosvyaz	ACB Vneshtorgbank	Vneshtorgbank subsidiary in Voronezh city	16 Kuznetski Most Street, Moscow, 103031, Russia	7702070139	40702810025000000704	042007835	30101810100000000835	Account current
Lipetskelektrosvyaz	ACB Vneshtorgbank	Vneshtorgbank subsidiary in Voronezh city	16 Kuznetski Most Street, Moscow, 103031, Russia	7702070139	40702978925000000704	042007835	30101810100000000835	foreign currency account -Euro
Lipetskelektrosvyaz	ACB Vneshtorgbank	Vneshtorgbank subsidiary in Voronezh city	16 Kuznetski Most Street, Moscow, 103031, Russia	7702070139	40702978225001000704	042007835	30101810100000000835	foreign currency account - Euro
Lipetskelektrosvyaz	JSC Lipetski Regional Bank	JSC Lipetski Regional Bank	1 Plekhanova Square, Lipetsk, 398050, Russia	4825004973	40702810200010000510	044206708	30101810900000000708	income
Lipetskelektrosvyaz	JSC Lipetski Regional Bank	JSC Lipetski Regional Bank	1 Plekhanova Square, Lipetsk, 398050, Russia	4825004973	40702810800010000512	044206708	30101810900000000708	budgetary
Lipetskelektrosvyaz	ACB	Vneshtorgbank	16 Kuznetski Most	7702070139	40702978425005000704	042007835	30101810100000000835	foreign

	Vneshtorgbank	subsidiary in Voronezh city	Street, Moscow, 103031, Russia					currency account- Euro
Lipetskelektrosvyaz	Lipetskoe Branch #8593	Lipetskoe Branch #8593 Lipetsk city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810135000102699	044206604	30101810800000000604	income
Lipetskelektrosvyaz	Lipetskoe Branch #66268594	Lipetskoe Branch #8593 Lipetsk city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810435000102700	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Volovski LTC	Lipetskoe Branch #8593	ad. office 045 Terbunskoe branch office #3907	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810035140100295	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Gryazinski LTC	Lipetskoe Branch #8593	Gryazinskoe office #3813 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735040000258	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Dankovski LTC	Lipetskoe Branch #8593	Dankovskoe branch #815/26 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810635050000238	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Dobrinski LTC	Lipetskoe Branch #8593	Dobrinskoe office #3818 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810135070000381	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Dobrovski LTC	Lipetskoe Branch #8593	Lebedyanskoe office #3850/050 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735080000250	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/D olgorukovski LTC	Lipetskoe Branch #8593	Zadonskoe office #3827 ad. office 051 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810235060140193	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Eletski LTC	Lipetskoe Branch #8593	Eletskoe office #0927 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810035100000788	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Zadonski LTC	Lipetskoe Branch #8593	Zadonskoe office #3827 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810535060100325	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Izmalkovski LTC	Lipetskoe Branch #8593	Eletskoe office #0927/083 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810635120000786	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Krasninski LTC	Lipetskoe Branch #8593	Lebedyanskoe office #3850/038 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835130000068	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Lebedyanski LTC	Lipetskoe Branch #8593	Lebedyanskoe office #3850 Lipetskoe Branch #8594	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835150000187	044206604	30101810800000000604	budgetary

Lipetskelektrosvyaz/ Leo-Tolstovski LTC	Lipetskoe Branch #8593	Dankovskoe office #3815/044 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835050008111	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Stanovlyanski LTC	Lipetskoe Branch #8593	Eletskoe Branch #0927 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735100000787	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Terbunski LTC	Lipetskoe Branch #8593	Terbunskoe Branch #66263907 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810735030100294	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Usmanski LTC	Lipetskoe Branch #8593	Usmanskoe office #0386 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835180100455	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Khlevenski LTC	Lipetskoe Branch #8593	Zadonskoe office #3827/036 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810235060150141	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ Chaplyginski LTC	Lipetskoe Branch #8593	Dankovskoe office #3815/055 of Lipetskoe Branch #8593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810935050009175	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/ SP MTTC	Lipetskoe Branch #8593	Lipetskoe Branch #8593 Lipetsk city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810635000102717	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/SP Elektrosvyaz Center	Lipetskoe Branch #8593	Lipetskoe Branch #8593 Lipetsk city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810435000102713	044206604	30101810800000000604	budgetary
Lipetskelektrosvyaz/SP Service Center	Lipetskoe Branch #8593	Lipetskoe Branch #8593 Lipetsk city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810535000102710	044206604	30101810800000000604	income
Lipetskelektrosvyaz/SP Service Center	Lipetskoe Branch #8593	Lipetskoe Branch #8593 Lipetsk city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810835000102711	044206604	30101810800000000604	budgetary/income
Lipetskelektrosvyaz/SP Service Center	Lipetskoe Branch #8593	Lipetskoe Branch #8593 Lipetsk city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810135000102712	044206604	30101810800000000604	budgetary
Moscow subsidiary of JSC CenterTelecom								
Balashikhinski TC	Private JSC CB GUTA-BANK	no	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810700210010193	044525716	30101810100000000716	budgetary
Balashikhinski TC	Private JSC CB GUTA-BANK	no	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810600210000193	044525716	30101810100000000716	income
Balashikhinski TC	Middle Russia Bank	Balashikhinskoe Branch	19 Vavilova Street,	7707083893	40702810340040100794	044552323	30101810900000000323	income

	of Saving Bank of RF	#8038	Moscow, 117997, Russia					
Balashikhinski TC, Noginski TSC	Private JSC CB GUTA-BANK	Noginski Branch	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810100340010098	044653840	30101810600000000840	budgetary
Balashikhinski TC, Noginski TSC	Private JSC CB GUTA-BANK	Noginski Branch	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810000340000098	044653840	30101810600000000840	income
Balashikhinski TC, Noginski TSC	Middle Russia Bank of Saving Bank of RF	Noginskoe Branch #6626 2557	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810740280100358	044552323	30101810900000000323	Account current
Balashikhinski TC, Pavlovo-Posadski TSC	Private JSC CB GUTA-BANK	n/a	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810400240000127	044525716	30101810100000000716	income
Balashikhinski TC, Pavlovo-Posadski TSC	Private JSC CB GUTA-BANK	n/a	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810500240010127	044525716	30101810100000000716	current
Balashikhinski TC, Pavlovo-Posadski TSC	Middle Russia Bank of Saving Bank of RF	Orekhovo-Zuevskoe Branch #1556/063	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810840310124117	044552323	30101810900000000323	income
Balashikhinski TC, Elektrostal'ski TSC	Private JSC CB GUTA-BANK	Noginski Branch	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810200340010105	044653840	30101810600000000840	income
Balashikhinski TC, Elektrostal'ski TSC	Private JSC CB GUTA-BANK	Noginski Branch	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810100340000105	044653840	30101810600000000840	current
Balashikhinski TC, Elektrostal'ski TSC	Middle Russia Bank of Saving Bank of RF	Noginskoe Branch #2557/066	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810840280127118	044552323	30101810900000000323	income
Balashikhinski TC	Middle Russia Bank of Saving Bank of RF	Balashikhinskoe Branch #8038	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840640040100794	044552323	30101810900000000323	foreign currency account
Dmitrovski TC, Dmitrovski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810000000612307	044583119	30101810600000000119	income
Dmitrovski TC, Dmitrovski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810700000612306	044583119	30101810600000000119	budgetary
Dmitrovski TC, Dubnenski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810600000612309	044583119	30101810600000000119	income

Dmitrovski TC, Dubnenski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810300000612308	044583119	30101810600000000119	budgetary
Dmitrovski TC, Taldomski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810300000612311	044583119	30101810600000000119	income
Dmitrovski TC, Taldomski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810000000612310	044583119	30101810600000000119	budgetary
Kolomenski TC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810280070000134	044660713	30101810900000000713	income
Kolomenski TC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810580070000135	044660713	30101810900000000713	budgetary
Kolomenski TC	Middle Russia Bank of Saving Bank of RF	Kolomenskoe Branch #6626 1555	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810340200101465	044552323	30101810900000000323	income
Kolomenski TC	Middle Russia Bank of Saving Bank of RF	Kolomenskoe Branch #6626 1555	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810340200101464	044552323	30101810900000000323	income
Kolomenski TC, Lukhovitski TSC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810680070000132	044660713	30101810900000000713	income
Kolomenski TC, Lukhovitski TSC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810980070000133	044660713	30101810900000000713	budgetary
Kolomenski TC, Ozerski TSC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810880070000136	044660713	30101810900000000713	income
Kolomenski TC, Ozerski TSC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810180070000137	044660713	30101810900000000713	budgetary
Kolomenski TC, Zarayski TSC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066,	7701028536	40702810080070000130	044660713	30101810900000000713	income

			Russia					
Kolomenski TC, Zarayski TSC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810380070000131	044660713	30101810900000000713	budgetary
Krasnogorski TC	ACB Link-Bank (Public JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810100000000248	044585128	30101810200000000128	*income*
Krasnogorski TC	ACB Link-Bank (Public JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810400001000248	044585128	30101810200000000128	budgetary
Krasnogorski TC, Krasnogorski TSC	Middle Russia Bank of Saving Bank of RF	Krasnogorskoe Branch 7808	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810640210101825	044552323	30101810900000000323	income
Krasnogorski TC, Krasnogorski TSC	Middle Russia Bank of Saving Bank of RF	Krasnogorskoe Branch 7808	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940210101826	044552323	30101810900000000323	budgetary
Krasnogorski TC, Istrinski TSC	Middle Russia Bank of Saving Bank of RF	Khimkinskoe 7825	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810240440101558	044552323	30101810900000000323	income
Krasnogorski TC, Volokolamski TSC	Middle Russia Bank of Saving Bank of RF	Volokolamskoe Branch 2559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810740060100170	044552323	30101810900000000323	income
Krasnogorski TC, Lotoshinski	Middle Russia Bank of Saving Bank of RF	Volokolamskoe Branch 2559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940060114018	044552323	30101810900000000323	income
Krasnogorski TC	Middle Russia Bank of Saving Bank of RF	Volokolamskoe Branch 2559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810540060120156	044552323	30101810900000000323	income
Khimkinski TC	Private JSC CB GUTA-BANK	Zhukovski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810440190101640	044660773	30101810500000000773	budgetary
Lyuberetski TC, Ramenski TSC	Private JSC CB GUTA-BANK	Zhukovski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810000100011578	044660773	30101810500000000773	budgetary
Lyuberetski TC	Private JSC CB GUTA-BANK	Zhukovski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810300100011579	044660773	30101810500000000773	income
Lyuberetski TC, Ramenski TSC	Private JSC CB GUTA-BANK	Zhukovski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810900100001578	044660773	30101810500000000773	income

Lyuberetski TC	Private JSC CB GUTA-BANK	Zhukovski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810200100001579	044660773	30101810500000000773	income
Lyuberetski TC	Private JSC CB GUTA-BANK	Lyuberetskoe Branch #6626 7809	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7707083893	40702810600100001580	044660773	30101810900000000323	income
Lyuberetski TC	Middle Russia Bank of Saving Bank of RF	Lyuberetskoe Branch #6626 7809	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810540240100132	044552323	30101810900000000323	income
Mytischenski TC, Dolgoprudnenski TSC	Middle Russia Bank of Saving Bank of RF	Mytischenskoe Branch #6626 7810/050	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940260123003	044552323	30101810900000000323	Account current
Mytischenski TC, Dolgoprudnenski TSC	Private JSC CB GUTA-BANK	Dedovski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810900300000500	044651793	30101810300000000793	income
Mytischenski TC, Dolgoprudnenski TSC	Private JSC CB GUTA-BANK	Dedovski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810000300010500	044651793	30101810300000000793	budgetary
Mytischenski TC, Mytischenski TSC	Middle Russia Bank of Saving Bank of RF	Mytischenskoe Branch #7810	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810340260100985	044552323	30101810900000000323	Account current
Mytischenski TC, Mytischenski TSC	Private JSC CB GUTA-BANK	Korolevski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810500320000693	044661826	30101810700000000826	income
Mytischenski TC, Mytischenski TSC	Private JSC CB GUTA-BANK	Korolevski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810600320010693	044661826	30101810700000000826	budgetary
Mytischenski TC, Korolevski TSC	Middle Russia Bank of Saving Bank of RF	Korolevskoe Branch #2570	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810440170100205	044552323	30101810900000000323	Account current
Mytischenski TC, Korolevski TSC	Private JSC CB GUTA-BANK	Korolevski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810300320000039	044661826	30101810700000000826	income
Mytischenski TC, Korolevski TSC	Private JSC CB GUTA-BANK	Korolevski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810400320010039	044661826	30101810700000000826	budgetary
Naro-Fominski Telecommunications Center	Middle Russia Bank of Saving Bank of RF	Naro-Fominskoe Branch #2572	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040270100042	044552323	30101810900000000323	Account current
Naro-Fominski Telecommunicatio	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22,	7744000912	40702810500000612302	044583119	30101810600000000119	income

ns Center			Moscow, Russia					
Naro-Fominski Telecommunicatio ns Center	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810400000612305	044583119	30101810600000000119	budgetary
Odintsovski TC, Odintsovski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810700000612319	044583119	30101810600000000119	budgetary
Odintsovski TC, Odintsovski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810400000612318	044583119	30101810600000000119	income
Odintsovski TC, Zvenigorodski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810000000612323	044583119	30101810600000000119	budgetary
Odintsovski TC, Zvenigorodski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810700000612322	044583119	30101810600000000119	income
Odintsovski TC, Ruzski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810600000612325	044583119	30101810600000000119	budgetary
Odintsovski TC, Ruzski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810300000612324	044583119	30101810600000000119	income
Odintsovski TC, Mozhayski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810400000612321	044583119	30101810600000000119	budgetary
Odintsovski TC, Mozhayski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810100000612320	044583119	30101810600000000119	income
Odintsovski TC, Mozhayski TSC	Middle Russia Bank of Saving Bank of RF	Ruzskoe Branch #6626 2577	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810040370172035	044552323	30101810900000000323	budgetary
Orekhovo-Zeuvski TC	ACB Link-Bank (Public JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810900001000243	044585128	30101810200000000128	budgetary
Orekhovo-Zeuvski TC	ACB Link-Bank (Public JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810600000000243	044585128	30101810200000000128	income
Orekhovo-Zeuvski TC	Middle Russia Bank of Saving Bank of RF	Orekhovo-Zeuvskoe Branch #1556	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810440310100337	044552323	30101810900000000323	Account current
Orekhovo-Zeuvski	ACB Link-Bank	n/a	7-2 Dmitrovskoe	7713097982	40702810800000000247	044585128	30101810200000000128	income

TC, Egoryevski TSC	(Public JSC)		Shosse, Moscow, Russia					
Orekhovo-Zeuvski TC, Voskresenski TSC	ACB Link-Bank (Public JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810500000000246	044585128	30101810200000000128	income
Orekhovo-Zeuvski TC, Shaturski TSC	ACB Link-Bank (Public JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810200000000245	044585128	30101810200000000128	income
Orekhovo-Zeuvski TC	ACB Link-Bank (Public JSC)	n/a	7-2 Dmitrovskoe Shosse, Moscow, Russia	7713097982	40702810700000000295	044585128	30101810200000000128	special target
Podolski TC	Private JSC Podolsk Promcombank	n/a	19 Kirova Street, Podolsk	5036037772	40702810719500216400	044695151	30101810700000000151	Account current
Podolski TC, Podolski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810300000001456	044583119	30101810600000000119	income
Podolski TC, Podolski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810100000612304	044583119	30101810600000000119	budgetary
Podolski TC, Podolski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810800000612316	044583119	30101810600000000119	special target
Podolski TC, Leninski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810800000612317	044583119	30101810600000000119	budgetary
Podolski TC, Leninski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810900000612313	044583119	30101810600000000119	income
Podolski TC, Domodedovski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810600000612312	044583119	30101810600000000119	income
Podolski TC, Domodedovski TSC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810200000612314	044583119	30101810600000000119	budgetary
Serpukhovski TC	Private JSC CB GUTA-BANK	Protvinski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810700260000951	044695709	30101810000000000709	income
Serpukhovski TC	Private JSC CB GUTA-BANK	Protvinski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810700261000950	044695709	30101810000000000709	income
Serpukhovski TC	Private JSC CB	Protvinski Subsidiary	5 Orlikov Per.,	7710353606	40702810400260000950	044695709	30101810000000000709	income

	GUTA-BANK		Building 3, Moscow, 107078, Russia					
Serpukhovski TC	Private JSC CB GUTA-BANK	Protvinski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810500260010950	044695709	30101810000000000709	budgetary
Serpukhovski TC	Private JSC CB GUTA-BANK	Protvinski Subsidiary	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810000260000952	044695709	30101810000000000709	income
Serpukhovski TC	Private JSC CB GUTA-BANK	Chekhovski Branch	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810700290000071	044695712	30101810000000000712	income
Serpukhovski TC	Middle Russia Bank of Saving Bank of RF	Stupinskoe Branch #6626	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810740420100037	044552323	30101810900000000323	income
Serpukhovski TC	Middle Russia Bank of Saving Bank of RF	Stupinskoe Branch #6626	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810540420100431	044552323	30101810900000000323	income
Serpukhovski TC	Middle Russia Bank of Saving Bank of RF	Podolskoe Branch #6626 2573	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810240330192376	044552323	30101810900000000323	income
Serpukhovski TC	Middle Russia Bank of Saving Bank of RF	Serpukhovskoe Branch #6626 1554	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810540400100040	044552323	30101810900000000323	income
Khimkinski TC	Middle Russia Bank of Saving Bank of RF	Branch 7825 Khimki	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810500000612315	044552323	30101810900000000323	Account current
Khimkinski TC	Middle Russia Bank of Saving Bank of RF	Branch 7825 Khimki	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810940440105249	044552323	30101810900000000323	Account current
Khimkinski TC	Middle Russia Bank of Saving Bank of RF	Branch 7825 Khimki	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840740440105011	044552323	30101810900000000323	Account current
Khimkinski TC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40206810740440310002	044660713	30101810900000000713	income
Khimkinski TC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810480140000110	044660713	30101810900000000713	income
Khimkinski TC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street,	7701028536	40702810080140000141	044660713	30101810900000000713	Account current

			Moscow, 107066, Russia					
Khimkinski TC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810380140000142	044660713	30101810900000000713	Account current
Khimkinski TC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810680140000143	044660713	30101810900000000713	Account current
Khimkinski TC	FCB Ogni Moskvy	FCB Ogni Moskvy Ogni Podmoskovya	27 Novaya Basmannya Street, Moscow, 107066, Russia	7701028536	40702810980140000144	044660713	30101810900000000713	income
Khimkinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810480030000107	044583119	30101810600000000119	income
Khimkinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810600120612328	044583119	30101810600000000119	income
Khimkinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810300120612330	044583119	30101810600000000119	budgetary
Khimkinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810600120612331	044583119	30101810600000000119	budgetary
Khimkinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810900120612329	044583119	30101810600000000119	budgetary
Khimkinski TC	ACB Promsvyazbank (Private JSC)	n/a	10 Smirnovskaya Street, Building 22, Moscow, Russia	7744000912	40702810300120612327	044583119	30101810600000000119	income
Khimkinski TC	Middle Russia Bank of Saving Bank of RF	Klinskoe Branch #66262563	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810900120612332	044552323	30101810900000000323	Account current
Schelkovski TC, Schelkovski TSC	Private JSC CB GUTA-BANK	n/a	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810500230010218	044525716	30101810100000000716	budgetary
Schelkovski TC, Schelkovski TSC	Private JSC CB GUTA-BANK	n/a	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810400230000218	044525716	30101810100000000716	income
Schelkovski TC,	Vozrozhdenie Bank	Schelkovskoe Branch	7/4 Luchnikov per.,	5000001042	40702810606000140319	044525181	30101810900000000181	income

Schelkovski TSC	(Public JSC)		building 1, Moscow, 101999, Russia					
Schelkovski TC, Schelkovski TSC	Middle Russia Bank of Saving Bank of RF	Schelkovskoe Branch 2575	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810840480100414	044552323	30101810900000000323	Account current
Schelkovski TC, Pushkinski TSC	Private JSC CB GUTA-BANK	n/a	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810900370000037	044525716	30101810100000000716	budgetary
Schelkovski TC, Pushkinski TSC	Private JSC CB GUTA-BANK	n/a	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810800370000037	044525716	30101810100000000716	income
Schelkovski TC, Pushkinski TSC	Middle Russia Bank of Saving Bank of RF	Korolevskoe Branch 2570	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810240170110806	044552323	30101810900000000323	Account current
Schelkovski TC, Sergievo-Posadski TSC	Private JSC CB GUTA-BANK	n/a	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810100330010235	044525716	30101810100000000716	budgetary
Schelkovski TC, Sergievo-Posadski TSC	Private JSC CB GUTA-BANK	n/a	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810000330000235	044525716	30101810100000000716	income
Schelkovski TC, Sergievo-Posadski TSC	Middle Russia Bank of Saving Bank of RF	Sergievo-Posadskoe Branch #66262578	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810640380100510	044552323	30101810900000000323	Account current
CMTO	Private JSC CB GUTA-BANK	GUTA-MGTS	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810900010007624	044583153	30101810200000000153	Account current
Moskovski Subsidiary	Private JSC CB GUTA-BANK	GUTA-MGTS	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810800010007847	044583153	30101810200000000153	Account current
Moskovski Subsidiary	Private JSC CB GUTA-BANK	GUTA-MGTS	5 Orlikov Per., Building 3, Moscow, 107078, Russia	7710353606	40702810900010017847	044583153	30101810200000000153	Account current
Orlovski subsidiary of JSC CenterTelecom								
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 of Orlovskoe Office#6626 3893	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247210100093	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public	Orlovskoe Branch #6626 8595 of Orlovskoe Office#6626 3893	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810747210130055	BIC 045402601	Cor. acc. 30101810300000000601	income

	JSC)							
Orlovski Subsidiary (Sverdlovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 of Orlovskoe Office#6626 3893	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947210100092	BIC 045402601	Cor. acc. 30101810300000000601	budgetary
Orlovski Subsidiary (Verkhovskoe RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF of Verkhovskoe Office#6626 3797	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947220100095	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Verkhovskoe RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF of Verkhovskoe Office#6626 3797	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947220100096	BIC 045402601	Cor. acc. 30101810300000000601	budgetary
Orlovski Subsidiary (Kromskoy RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF of Kromskoe Office #6626 3897	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810147130100082	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Kromskoy RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF of Kromskoe Office #6626 3897	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810147130100083	BIC 045402601	Cor. acc. 30101810300000000601	budgetary
Orlovski Subsidiary (Uritski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595/043 RF Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810447000170046	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Uritski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595/043 RF Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810747000170047	BIC 045402601	Cor. acc. 30101810300000000601	budgetary
Orlovski Subsidiary (Uritski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595/043 RF Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247000171027	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary	Joint-Stock Commercial Saving	Orlovskoe Branch #6626 8595 RF	19 Vavilova Street, Moscow, 117997,	7707083893	40702810447140008078	BIC 045402601	Cor. acc. 30101810300000000601	budgetary

(Kolpnyanski RTC)	Bank of the Russian Federation (Public JSC)	Livenskoe Office #66263853/083	Russia					
Orlovski Subsidiary (Kolpnyanski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Livenskoe Office #66263853/083	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810747140008079	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Livenskoe Office #66263853	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810647140000504	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Livenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Livenskoe Office #66263853	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810347140000503	BIC 045402601	Cor. acc. 30101810300000000601	budgetary
Orlovski Subsidiary (Novosil'ski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Mtsenskoe Office #66263862/058	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810647170120072	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Novosil'ski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Mtsenskoe Office #66263862/058	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947170120073	BIC 045402601	Cor. acc. 30101810300000000601	budgetary
Orlovski Subsidiary (Novosil'ski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Mtsenskoe Office #66263862/067	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247170130064	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Novosil'ski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Verkhovskoe Branch #66263797/070	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810747220115060	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Bolkhovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Mtsenskoe Office #66263862 ad. office 053	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810147170110074	BIC 045402601	Cor. acc. 30101810300000000601	budgetary

Orlovski Subsidiary (Bolkhovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Mtsenskoe Office #66263862 ad. office 053	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810847170110073	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Mtsenskoe Office #66263862	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810647170100319	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Mtsenski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Mtsenskoe Office #66263862	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810047170100320	BIC 045402601	Cor. acc. 30101810300000000601	budgetary
Orlovski Subsidiary (Glazunovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Sverdlovskoe Office #66263893/035	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810547210120061	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Glazunovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Sverdlovskoe Office #66263893/022	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810247210110067	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Glazunovski RTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Sverdlovskoe Office #66263893/022	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947210110066	BIC 045402601	Cor. acc. 30101810300000000601	budgetary
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810047000110794	BIC 045402601	Cor. acc. 30101810300000000601	income
Orlovski Subsidiary (Directorate)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810347000110795	BIC 045402601	Cor. acc. 30101810300000000601	budgetary
Orlovski Subsidiary (CTC)	Joint-Stock Commercial Saving Bank of the Russian	Orlovskoe Branch #6626 8595 RF Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810647000110864	BIC 045402601	Cor. acc. 30101810300000000601	income

	Federation (Public JSC)							
Orlovski Subsidiary (CTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Orlovskoe Branch #6626 8595 RF Orel city	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810947000110865	BIC 045402601	Cor. acc. 30101810300000000601	budgetary
Orlovski Subsidiary (Directorate)	Public JSC Import-Export Bank	Public JSC Import-Export Bank	20/10 Novopeschanaya Street, building 1A, Moscow, Russia	7744001480	40702810600070000896	BIC 045402758	Cor. acc. 30101810800000000758	income
Orlovski Subsidiary (Directorate)	Public JSC Import-Export Bank	Public JSC Import-Export Bank	20/10 Novopeschanaya Street, building 1A, Moscow, Russia	7744001480	40702810900070000897	BIC 045402758	Cor. acc. 30101810800000000758	budgetary
Orlovski Subsidiary (Directorate)	Public JSC Import-Export Bank	Public JSC Import-Export Bank	20/10 Novopeschanaya Street, building 1A, Moscow, Russia	7744001480	40702810400070000698	BIC 045402758	Cor. acc. 30101810800000000758	Account current
Orlovski Subsidiary (Directorate)	Commercial Stock bank Crosna (Public JSC)	Commercial Stock bank Crosna (Public JSC)	27 Presnenski Val, Moscow, Russia	7703002999	40702810800000000520	BIC 044579773	Cor. acc. 30101810900000000773	Account current
					foreign currency account			
Orlovski Subsidiary (Directorate)	Commercial Stock bank Crosna (Public JSC)	Commercial Stock bank Crosna (Public JSC)	27 Presnenski Val, Moscow, Russia	7703002999	40702840100000000520	BIC 044579773	Cor. acc. 30101810900000000773	account current
Orlovski Subsidiary (Directorate)	Commercial Stock bank Crosna (Public JSC)	Commercial Stock bank Crosna (Public JSC)	27 Presnenski Val, Moscow, Russia	7703002999	40702840700002000520	BIC 044579773	Cor. acc. 30101810900000000773	Special transit
Orlovski Subsidiary (Directorate)	Commercial Stock bank Crosna (Public JSC)	Commercial Stock bank Crosna (Public JSC)	27 Presnenski Val, Moscow, Russia	7703002999	40702840400001000520	BIC 044579773	Cor. acc. 30101810900000000773	transit
Ryazanski Subsidiary of JSC CenterTelecom								
Ryazanski Subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazanskoe Branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810353000161505	046126614	30101810500000000614	income
Ryazanski Subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazanskoe Branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810653000161506	046126614	30101810500000000614	budgetary

Ryazanski Subsidiary of JSC CenterTelecom/ Kasimovski Telecommunications Center (TC)	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Kasimovskoe Branch 2612	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810553050100264	046126614	30101810500000000614	income
Ryazanski Subsidiary of JSC CenterTelecom/ Kasimovski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Kasimovskoe Branch 2613	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810853050100265	046126614	30101810500000000614	budgetary
Ryazanski Subsidiary of JSC CenterTelecom/ Ryazhski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazhskoe Branch 2619	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810753130100528	046126614	30101810500000000614	income
Ryazanski Subsidiary of JSC CenterTelecom/ Ryazhski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazhskoe Branch 2619	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810053130100529	046126614	30101810500000000614	budgetary
Ryazanski Subsidiary of JSC CenterTelecom/ Ryazanski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazanskoe Branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810353000101507	046126614	30101810500000000614	income
Ryazanski Subsidiary of JSC CenterTelecom/ Ryazanski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazanskoe Branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810653000101508	046126614	30101810500000000614	budgetary
Ryazanski Subsidiary of JSC CenterTelecom/ Sasovski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Sasovskoe Branch 2621	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810553150100630	046126614	30101810500000000614	income
Ryazanski Subsidiary of JSC CenterTelecom/ Sasovski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Sasovskoe Branch 2621	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810853150100631	046126614	30101810500000000614	budgetary
Ryazanski Subsidiary of JSC CenterTelecom/ Skopinski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Skopinskoe Branch 2650	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810353250100361	046126614	30101810500000000614	income
Ryazanski Subsidiary of JSC CenterTelecom/ Skopinski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Skopinskoe Branch 2650	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810653250100362	046126614	30101810500000000614	budgetary

Ryazanski Subsidiary of JSC CenterTelecom/ Shilovski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Shilovskoe Branch 2629	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810653220100392	046126614	30101810500000000614	income
Ryazanski Subsidiary of JSC CenterTelecom/ Shilovski TC	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Shilovskoe Branch 2629	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810953220100393	046126614	30101810500000000614	budgetary
Ryazanski Subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazanskoe Branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840153000100228	046126614	30101810500000000614	foreign currency account
Ryazanski Subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazanskoe Branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840053000200228	046126614	30101810500000000614	transit foreign currency account
Ryazanski Subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazanskoe Branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840953000300228	046126614	30101810500000000614	special transit foreign currency account
Ryazanski Subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazanskoe Branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978753000100228	046126614	30101810500000000614	foreign currency account
Ryazanski Subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazanskoe Branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978653000200228	046126614	30101810500000000614	transit foreign currency account
Ryazanski Subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of RF (Public JSC)	Ryazanskoe Branch 8606	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702978553000300228	046126614	30101810500000000614	special transit foreign currency account
Ryazanski Subsidiary of JSC CenterTelecom	Public JSC Prio-Vneshtorgbank	Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, Russia	6227001779	40702978300000000786	046126708	30101810500000000708	foreign currency account
Ryazanski Subsidiary of JSC CenterTelecom	Public JSC Prio-Vneshtorgbank	Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, Russia	6227001779	40702978900002000786	046126708	30101810500000000708	transit foreign currency account
Ryazanski Subsidiary of JSC CenterTelecom	Public JSC Prio-Vneshtorgbank	Prio-Vneshtorgbank	82/26 Esenina Street, Ryazan, Russia	6227001779	40702978800002100786	046126708	30101810500000000708	special transit foreign currency account

Smolensktelecom – a subsidiary of JSC CenterTelecom								
Smolensktelecom - a subsidiary	Inter-regional commercial bank for development and infocommunications (Public JSC)	Smolenski Branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810100291000196	046614737	30101810400000000737	income
Smolensktelecom - a subsidiary	Inter-regional commercial bank for development and infocommunications (Public JSC)	Smolenski Branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810800290000196	046614737	30101810400000000737	budgetary
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolenskoe Branch #6626 8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810159020101963	046614632	30101810000000000632	income
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Smolenskoe Branch #6626 8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859020101962	046614632	30101810000000000632	budgetary
Smolensktelecom - a subsidiary	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	Smolenski Subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810900440000013	046614775	30101810000000000775	budgetary
Smolensktelecom - a subsidiary	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	Smolenski Subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810000440010013	046614775	30101810000000000775	income
SGCCI-SP Smolensk-Telecom	Inter-regional commercial bank for development and infocommunications (Public JSC)	Smolenski Branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810400291000197	046614737	30101810400000000737	income
SGCCI-SP Smolensk-Telecom	Inter-regional commercial bank for development and infocommunications (Public JSC)	Smolenski Branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810100290000197	046614737	30101810400000000737	budgetary

SGCCI-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	Smolenski Subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810900440000039	046614775	30101810000000000775	budgetary
SGCCI-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	Smolenski Subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810000440010039	046614775	30101810000000000775	income
Smolenski OMTC-SP Smolensk-Telecom	Inter-regional commercial bank for development and infocommunications (Public JSC)	Smolenski Branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810700291000198	046614737	30101810400000000737	income
Smolenski OMTC-SP Smolensk-Telecom	Inter-regional commercial bank for development and infocommunications (Public JSC)	Smolenski Branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 125375, Russia	7710301140	#40702810400290000198	046614737	30101810400000000737	budgetary
Smolenski OMTC-SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Smolenskoe Branch #6626 8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810059190101964	046614632	30101810000000000632	income
Smolenski OMTC-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	Smolenski Subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810600440000041	046614775	30101810000000000775	budgetary
Smolenski OMTC-SP Smolensk-Telecom	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	Smolenski Subsidiary of Private JSC CB GUTA-BANK	5 Dolgorukovskaya Street, Moscow, 103006, Russia	7710353606	#40702810700440010041	046614775	30101810000000000775	income
Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public	Vyazemskoe Branch #66261561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859200100592	046614632	30101810000000000632	income

	JSC)							
Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Vyazemskoe Branch #66261561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810559200100591	046614632	30101810000000000632	budgetary
Ugranski TC of Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Vyazemskoe Branch #66261561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810659080100077	046614632	30101810000000000632	income
Novoduginski TC of VyazemskiTSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Gagarinskoe Branch #6626 5609 Novoduginski ad. office	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810059050100429	046614632	30101810000000000632	income
Sychevski TC of Vyazemski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Gagarinskoe Branch #6626 5609 Sychervski ad. office	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859090100430	046614632	30101810000000000632	income
Vyazemski OMTC -SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Vyazemskoe Branch #66261561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810159200100593	046614632	30101810000000000632	budgetary
Gagarinski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Gagarinskoe Branch #6626 5609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810559030100431	046614632	30101810000000000632	income
Gagarinski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Gagarinskoe Branch #6626 5609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859030100432	046614632	30101810000000000632	budgetary
Temkinski TC of Gagarinski TSC-SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Vyazemskoe Branch #6626 1561	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810459200101043	046614632	30101810000000000632	income
Dorogobuzhski TSC -SP	Joint-Stock Commercial Saving	Dorogobuzhskoe Branch #6626 5651	19 Vavilova Street, Moscow, 117997,	7707083893	#40702810859140100225	046614632	30101810000000000632	income

Smolensk-Telecom	bank of the Russian Federation (Public JSC)		Russia					
Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Dorogobuzhskoe Branch #6626 5651	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810559140100224	046614632	30101810000000000632	budgetary
Glinkovski TC of Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Elninskoe Branch #6626 5652	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810559150100175	046614632	30101810000000000632	income
Elninski TC of Dorogobuzhski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Elninskoe Branch #6626 5652	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810259150100174	046614632	30101810000000000632	income
Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Pochinkovskoe Branch #6626 5592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810059170100228	046614632	30101810000000000632	income
Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Pochinkovskoe Branch #6626 5592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810759170100227	046614632	30101810000000000632	budgetary
Krasninski TC of Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Krasninskoe Branch #6626 5654	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810759160100091	046614632	30101810000000000632	income
Khislavichski TC of Monastyrschinski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Pochinkovskoe Branch #6626 5592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810159260100229	046614632	30101810000000000632	income
Pochinkovski TC of Monastyrschinski TSC -SP Smolensk-	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Pochinkovskoe Branch #6626 5592	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810259250100249	046614632	30101810000000000632	income

Telecom								
Roslavlski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Roslavl'skoe Branch #6626 1562	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810459210100500	046614632	30101810000000000632	income
Roslavlski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Roslavl'skoe Branch #6626 1562	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810159210100499	046614632	30101810000000000632	budgetary
Desnogorski TC of Roslavlski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Roslavl'skoe Branch #6626 1562	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810259210100496	046614632	30101810000000000632	income
Ershicheski TC of Roslavlski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Roslavl'skoe Branch #6626 1562	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810559210100497	046614632	30101810000000000632	income
Shumyachski TC of Roslavlski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Roslavl'skoe Branch #6626 1562	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810859210100498	046614632	30101810000000000632	income
Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Rudnyanskoe Branch #6626 5657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810959180100198	046614632	30101810000000000632	income
Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Rudnyanskoe Branch #6626 5657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810659180100197	046614632	30101810000000000632	budgetary
Velizhski TC of Rudnyanski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Rudnyanskoe Branch #6626 5657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810759100100200	046614632	30101810000000000632	income
Demidovski TC of Rudnyanski TSC -	Joint-Stock Commercial Saving	Rudnyanskoe Branch #6626 5657	19 Vavilova Street, Moscow, 117997,	7707083893	#40702810659120100199	046614632	30101810000000000632	income

SP Smolensk-Telecom	bank of the Russian Federation (Public JSC)		Russia					
Safonovski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Safonovskoe Branch #6626 5566	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810459230100373	046614632	30101810000000000632	income
Safonovski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Safonovskoe Branch #6626 5566	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810159230100372	046614632	30101810000000000632	budgetary
Yartsevski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Yartsevskoe Branch #6626 1612	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810359040100430	046614632	30101810000000000632	income
Yartsevski TSC - SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Yartsevskoe Branch #6626 1612	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810659040100431	046614632	30101810000000000632	budgetary
Dukhovschinski TC of Yartsevski TSC -SP Smolensk-Telecom	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Dukhovschinskoe Branch #6626 5650	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702810259130100097	046614632	30101810000000000632	income
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Smolenskoe Branch #6626 8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702840359020101393	046614632	30101810000000000632	account current S
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Smolenskoe Branch #6626 8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702840259020201393	046614632	30101810000000000632	transit USD
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Smolenskoe Branch #6626 8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702840159020301393	046614632	30101810000000000632	special transit USD

Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Smolenskoe Branch #6626 8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702978959020101393	046614632	30101810000000000632	account current Euro
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Smolenskoe Branch #6626 8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702978859020201393	046614632	30101810000000000632	transit Euro
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Smolenskoe Branch #6626 8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#40702978759020301393	046614632	30101810000000000632	special transit Euro
Smolensktelecom - a subsidiary	Private Joint-Stock Company Commercial Bank for entrepreneurship development GUTA-BANK	Smolenski Subsidiary of Private JSC CB GUTA-BANK	19 Vavilova Street, Moscow, 117997, Russia	7710353606	#45207810400443010013	046614775	30101810000000000775	loan
Smolensktelecom - a subsidiary	Joint-Stock Commercial Saving bank of the Russian Federation (Public JSC)	Smolenskoe Branch #6626 8609	19 Vavilova Street, Moscow, 117997, Russia	7707083893	#45205810759020000144	046614632	30101810000000000632	loan
Tambovskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom								
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	Branch of JSC Vneshtorgbank in Tambov city	37 Internatsionalnaya Street, Tambov, Russia	7702070139	40702810600360000086	46850777	30101810400000000777	account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Bank for Foreign Trade (Public JSC)	Branch of JSC Vneshtorgbank in Tambov city	37 Internatsionalnaya Street, Tambov, Russia	7702070139	40702810900360000087	46850777	30101810400000000777	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810061000103297	46850649	30101810800000000649	account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702810761000103296	46850649	30101810800000000649	Account current

Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Zherdeevkski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Zherdevskoe Office #3826	134 Pervomayskaya Street, Zherdeevka	7707083893	40702810861030100169	46850649	30101810800000000649	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Zherdeevkski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Zherdeevskoe Office #3826	134 Pervomayskaya Street, Zherdeevka	7707083893	40702810261030100170	46850649	30101810800000000649	account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Inzhavinski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Zherdevskoe Office #3912	Buiding 29, township 4, Uvarov	7707083893	40702810761220103076	46850649	30101810800000000649	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Inzhavinski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Zherdeevskoe Office #3912	Building 29, township 4, Uvarov	7707083893	40702810061220103077	46850649	30101810800000000649	account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Kirsanovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Kirsanovskoe Office #3840	23 Sovetskaya Street, Kirsanov	7707083893	40702810961060000207	46850649	30101810800000000649	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Kirsanovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Kirsanovskoe Office #3840	23 Sovetskaya Street, Kirsanov	7707083893	40702810661060000206	46850649	30101810800000000649	account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Kotovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Kotovskoe Office #6692	6 Svobody Street, Kotovsk	7707083893	40702810761270000242	46850649	30101810800000000649	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Kotovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Kotovskoe Office #6692	6 Svobody Street, Kotovsk	7707083893	40702810461270000241	46850649	30101810800000000649	account current

Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Michurinski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Michurinskoe Office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810961260100169	46850649	30101810800000000649	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Michurinski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Michurinskoe Office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810361260100170	46850649	30101810800000000649	account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Morshanski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Morshanskoe Office #3773	85 Internatsionalnaya Street, Morshansk	7707083893	40702810761080100387	46850649	30101810800000000649	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Morshanski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Morshanskoe Office #3773	85 Internatsionalnaya Street, Morshansk	7707083893	40702810061080100388	46850649	30101810800000000649	account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Pervomayski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Michurinskoe Office #141	56a Ukrainskaya Street, Michurinsk	7707083893	4070281006126010270	46850649	30101810800000000649	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Pervomayski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Michurinskoe Office #141	56a Ukrainskaya Street, Michurinsk	7707083893	40702810661260102069	46850649	30101810800000000649	account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Rasskazovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Rasskazovskoe Office #3884	20 Pushkana Street, Rasskazovo	7707083893	40702810861160100233	46850649	30101810800000000649	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Rasskazovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Rasskazovskoe Office #3884	20 Pushkana Street, Rasskazovo	7707083893	40702810161160100234	46850649	30101810800000000649	account current

Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Sosnovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation	Branch of AC Saving Bank of RF (JSC), Morshanskoe Office #3773	85 Internatsionalnaya Street, Morshansk	7707083893	40702810361080101605	46850649	30101810800000000649	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/Sosnovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Morshanskoe Office #3773)	85 Internatsionalnaya Street, Morshansk	7707083893	40702810061080101604	46850649	30101810800000000649	account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Uvarovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Zherdeevskoe Office #3912	Building 29, township 4, Uvarov	7707083893	40702810761220100215	46850649	30101810800000000649	account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom/ Uvarovski TC	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Branch of AC Saving Bank of RF (JSC), Zherdeevskoe Office #3912	Building 29, township 4, Uvarov	7707083893	40702810061220100216	46850649	30101810800000000649	Account current
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840361000100151	46850649	30101810800000000649	account current foreign currency account in USD
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840061000200157	46850649	30101810800000000649	transit foreign currency account in USD
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702840661000300127	46850649	30101810800000000649	special transit foreign currency account in USD
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC)	Office # 8594 of AC Saving Bank of RF, Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978261000100026	46850649	30101810800000000649	account current foreign currency account в Euro

Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation	Office #3594 of AC Saving Bank of RF (JSC), Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978861000200025	46850649	30101810800000000649	transit foreign currency account в Euro
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC) Tambovskoe Branch	Office # 8594 of AC Saving Bank of RF, Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	40702978161000300023	46850649	30101810800000000649	special transit foreign currency account in Euro
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC) Tambovskoe Branch	Office # 8594 of AC Saving Bank of RF, Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	45207810161000000114	46850649	30101810800000000649	loan
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC) Tambovskoe Branch	Office # 8594 of AC Saving Bank of RF, Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	45207810761000000116	46850649	30101810800000000649	loan
Tambovskaya elektrosvyaz - a subsidiary of JSC CenterTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (JSC) Tambovskoe Branch	Office # 8594 of AC Saving Bank of RF, Tambovskoe Branch	130 K. Marx Street, Tambov, Russia	7707083893	45207810761000000129	46850649	30101810800000000649	loan
Tverskoy subsidiary of JSC CenterTelecom								
Tverskoy subsidiary of JSC CenterTelecom	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810663070101802	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963070101803	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463210100449	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810863210100450	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC	Middle Russia bank of the Saving Bank of	Tverskoe Branch #6626 8607 Bezhetskoe Branch	19 Vavilova Street, Moscow, 117997,	7707083893	40702810463210100643	042809679	30101810700000000679	income

CenterTelecom Bezhetski TC	the Russian Federation	#1558	Russia					
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810763210100644	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963210100457	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263210100458	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810863210100641	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Bezhetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163210100642	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Nelidovskoe Branch #5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810763110100278	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Nelidovskoe Branch #5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063110100279	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Nelidovskoe Branch #5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563110100339	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Nelidovskoe Branch #5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963110100340	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Nelidovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Zapadnodvinskoe Branch #5639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263150100178	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC	Middle Russia bank of the Saving Bank of	Tverskoe Branch #6626 8607 Zapadnodvinskoe	19 Vavilova Street, Moscow, 117997,	7707083893	40702810563150100179	042809679	30101810700000000679	budgetary

CenterTelecom Nelidovski TC	the Russian Federation	Branch #5639	Russia					
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Rzhevskoe Branch #1559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163220100784	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Rzhevskoe Branch #1559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463220100785	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Nelidovskoe Branch #5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463110104095	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Nelidovskoe Branch #5624	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810763110104096	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Rzhevskoe Branch #1559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163220108786	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Rzhevski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Rzhevskoe Branch #1559	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463220108787	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Vyshnevolotskoe Branch #2593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463310100611	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Vyshnevolotskoe Branch #2593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063310100613	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Commercial Stock bank Tver (Public JSC)	AD. office of ACB Tver (JSC) Vyshni Volochek	41 Eketerininskaya Street, Vyshni Volochek, Tver region, 171110, Russia	6905011218	40702810400080000016	042809706	30101810000000000706	income
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Commercial Stock bank Tver (Public JSC)	AD. office of ACB Tver (JSC) Vyshni Volochek	41 Eketerininskaya Street, Vyshni Volochek, Tver region, 171110, Russia	6905011218	40702810700080000017	042809706	30101810000000000706	budgetary
Tverskoy subsidiary of JSC	Middle Russia bank of the Saving Bank of	Tverskoe Branch #6626 8607 Bologovskoe	19 Vavilova Street, Moscow, 117997,	7707083893	40702810463100100229	042809679	30101810700000000679	income

CenterTelecom Vyshnevolotski TC	the Russian Federation	Branch #1921	Russia					
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bologovskoe Branch #1921	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810863100100230	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Vyshnevolotski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Vyshnevolotskoe Branch #2593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263310120037	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Kashinskoe Branch #2680	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963250100239	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Kashinskoe Branch #2680	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810363250100240	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #8607 Kaliazinskoe Branch #2657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163200100241	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #8607 Kaliazinskoe Branch #2657	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463200100242	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Kashinskoe Branch #2680	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163250155107	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Kashinski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Kashinskoe Branch #2680	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810463250155108	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Kimrskoe Branch #7505	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063060100358	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Kimrskoe Branch #7505	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810363060100359	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC	Middle Russia bank of the Saving Bank of	Tverskoe Branch #6626 8607	19 Vavilova Street, Moscow, 117997,	7707083893	40702810263070150046	042809679	30101810700000000679	income

CenterTelecom Kimrski TC	the Russian Federation		Russia					
Tverskoy subsidiary of JSC CenterTelecom Kimrski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563070150047	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Ostashkovskoe Branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963160100468	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Ostashkovskoe Branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963160100471	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Torzhokskoe Office #2596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963320100347	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Torzhokskoe Office #2596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263320100348	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Ostashkovskoe Branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963160100470	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Ostashkovskoe Branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563160100473	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Ostashkovskoe Branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963160100469	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Ostashkovski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Ostashkovskoe Branch #5640	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263160100472	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Torzhokskoe Office #2596	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963320100350	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC	Middle Russia bank of the Saving Bank of	Tverskoe Branch #6626 8607 Torzhokskoe Office	19 Vavilova Street, Moscow, 117997,	7707083893	40702810563320100349	042809679	30101810700000000679	budgetary

CenterTelecom Torzhokski TC	the Russian Federation	#2596	Russia					
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Vyshnevolotskoe Branch #2593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563310130057	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Vyshnevolotskoe Branch #2593	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810863310130058	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810763070160057	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Torzhokski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063070160058	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810763210100453	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063210100454	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810363210100455	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810663210100456	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810163210100451	042809679	30101810700000000679	income
Tverskoy	Middle Russia bank	Tverskoe Branch #6626	19 Vavilova Street,	7707083893	40702810463210100452	042809679	30101810700000000679	budgetary

subsidiary of JSC CenterTelecom Krasnokholmski TC	of the Saving Bank of the Russian Federation	8607 Bezhetskoe Branch #1558	Moscow, 117997, Russia					
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810063210100548	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Krasnokholmski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Bezhetskoe Branch #1558	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810363210100549	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Toropetskoe Branch #5644	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563170100227	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Toropetskoe Branch #5644	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810863170100228	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Zapadnodvinskoe Branch #5639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810963150100180	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Zapadnodvinskoe Branch #5639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810263150100181	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Andreapol'skoe Branch #5644/045	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563170100230	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC CenterTelecom Toropetski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Andreapol'skoe Branch #5644/045	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810863170100231	042809679	30101810700000000679	budgetary
Tverskoy subsidiary of JSC CenterTelecom Udomel'ski TC	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607 Udomel'skoe Branch #2601	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810563040100331	042809679	30101810700000000679	income
Tverskoy subsidiary of JSC	Middle Russia bank of the Saving Bank of	Tverskoe Branch #6626 8607 Udomel'skoe	19 Vavilova Street, Moscow, 117997,	7707083893	40702810863040100332	042809679	30101810700000000679	budgetary

CenterTelecom Udomel'ski TC	the Russian Federation	Branch #2601	Russia					
Tverskoy subsidiary of JSC CenterTelecom	Joint-Stock Commercial Bank ROSBANK (Public JSC)	ACB ROSBANK	11 Mashi Poryvaevoy Street, Moscow, 107078, Russia	7730060164	40702810000000011993	044525256	30101810000000000256	Account current in RUR
Tverskoy subsidiary of JSC CenterTelecom	Commercial Stock bank Tver (Public JSC)	ACB Tver (JSC)	6 Tverskoy Prospekt, Tver, 170000, Russia	6905011218	40702810600000003152	042809706	30101810000000000706	Account current
Tverskoy subsidiary of JSC CenterTelecom	Public JSC Uralo-Sibirski Bank, Ufa city	Branch of UralSib	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	0274062111	40702810593000000339	042809918	30101810700000000918	Account current
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	Private JSC Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702810800001401658	044525700	30101810200000000700	Account current
Tverskoy subsidiary of JSC CenterTelecom	Public JSC Uralo-Sibirski Bank, Ufa city	Branch of UralSib	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810093000000123	042809918	30101810700000000918	loan
Tverskoy subsidiary of JSC CenterTelecom	Public JSC Uralo-Sibirski Bank, Ufa city	Branch of UralSib	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810093000000181	042809918	30101810700000000918	loan
Tverskoy subsidiary of JSC CenterTelecom	Public JSC Uralo-Sibirski Bank, Ufa city	Branch of UralSib	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810893000000187	042809918	30101810700000000918	loan
Tverskoy subsidiary of JSC CenterTelecom	Public JSC Uralo-Sibirski Bank, Ufa city	Branch of UralSib	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810093000000194	042809918	30101810700000000918	loan
Tverskoy subsidiary of JSC CenterTelecom	Public JSC Uralo-Sibirski Bank, Ufa city	Branch of UralSib	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810393000000195	042809918	30101810700000000918	loan
Tverskoy subsidiary of JSC CenterTelecom	Public JSC Uralo-Sibirski Bank, Ufa city	Branch of UralSib	41 Revolutsionnaya Street, Ufa-center, 450000, Russia	0274062111	45206810193000000201	042809918	30101810700000000918	loan
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Commercial Bank for development of entrepreneurship GUTA-BANK, GUTA-MGTS	Subsidiary of Private JSC GUTA-BANK - GUTA-MGTS	14/7 B. Sukharevskaya Square, Building 2, Moscow, 107045, Russia	7710353606	45206810700014227541	044583153	30101810200000000153	loan
Tverskoy subsidiary of JSC CenterTelecom	Middle Russia bank of the Saving Bank of the Russian	Tverskoe Branch #6626 8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45206810063070000185	042809679	30101810700000000679	loan

	Federation							
Tverskoy subsidiary of JSC CenterTelecom	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840663070100239	042809679	30101810700000000679	foreign currency account current
Tverskoy subsidiary of JSC CenterTelecom	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840563070200239	042809679	30101810700000000679	foreign currency account transit
Tverskoy subsidiary of JSC CenterTelecom	Middle Russia bank of the Saving Bank of the Russian Federation	Tverskoe Branch #6626 8607	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702840463070300239	042809679	30101810700000000679	special transit foreign currency account
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	Private JSC Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392700001401658	044525700	30101810200000000700	foreign currency account current
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	Private JSC Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392400000401658	044525700	30101810200000000700	foreign currency account transit
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	Private JSC Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	40702392600004401658	044525700	30101810200000000700	special transit
Tverskoy subsidiary of JSC CenterTelecom	Private Joint-Stock Company Raiffeisenbank Austria, Moscow	Private JSC Raiffeisenbank Austria	17/1 Troitskaya Street, Moscow, 129090, Russia	7744000302	45208392853601200113	044525700	30101810200000000700	foreign currency account loan
TulaTelecom – a subsidiary of JSC CenterTelecom								
TulaTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Tul'skoe Branch #6626 8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166020101427	047003608	30101810300000000608	income
TulaTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Tul'skoe Branch #6626 8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466020101428	047003608	30101810300000000608	budgetary
TulaTelecom/ TulaTelecom service	Joint-Stock Commercial Saving Bank of the Russian Federation (Public	Tul'skoe Branch #6626 8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810766020101429	047003608	30101810300000000608	budgetary

	JSC)							
TulaTelecom/ Tula regional operating and maintenance telecommunications center	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Tul'skoe Branch #6626 8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166020101430	047003608	30101810300000000608	budgetary
TulaTelecom/ Tula city telephone and telegraph exchange	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Tul'skoe Branch #6626 8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466020101431	047003608	30101810300000000608	budgetary
TulaTelecom/ Tula city telephone network	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Tul'skoe Branch #6626 8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810766020101432	047003608	30101810300000000608	budgetary
TulaTelecom/ Leninski local telecommunications center (LTC)	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Tul'skoe Branch #6626 8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810266020150132	047003608	30101810300000000608	income
TulaTelecom/ Leninski LTC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Tul'skoe Branch #6626 8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810566020150133	047003608	30101810300000000608	budgetary
TulaTelecom/ Aleksinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Aleksinskoe Branch #66262631	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810766070101220	047003608	30101810300000000608	income
TulaTelecom/ Aleksinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Aleksinskoe Branch #66262631	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810366070101219	047003608	30101810300000000608	budgetary
TulaTelecom/ Novomoskovski LTC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Novomoskovskoe Branch #6626 2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166210102032	047003608	30101810300000000608	income
TulaTelecom/ Novomoskovski LTC	Private Joint-Stock Company Commercial Bank for	Novomoskovski subsidiary of CB GUTA-BANK (Private JSC)	5 Dolgorukovskaya Street, Moscow, Russia	7710353606	40702810200450000508	047054772	30101810500000000772	income

	entrepreneurship development GUTA-BANK							
TulaTelecom/ Novomoskovski LTC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Novomoskovskoe Branch #6626 2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466210102033	047003608	30101810300000000608	budgetary
TulaTelecom/ Suvorovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Suvorovskoe Branch #6626 7035	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810866100100172	047003608	30101810300000000608	income
TulaTelecom/ Suvorovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Suvorovskoe Branch #6626 7035	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810566100100171	047003608	30101810300000000608	budgetary
TulaTelecom/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Novomoskovskoe Branch #6626 2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810966210110208	047003608	30101810300000000608	income
TulaTelecom/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Novomoskovskoe Branch #6626 2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810666210110207	047003608	30101810300000000608	budgetary
TulaTelecom/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Novomoskovskoe Branch #6626 2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810266210114276	047003608	30101810300000000608	income
TulaTelecom/ Donskoy area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Novomoskovskoe Branch #6626 2697	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810366210112220	047003608	30101810300000000608	income
TulaTelecom/ Efremovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Efremovskoe Branch #6626 2639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810666120100420	047003608	30101810300000000608	income
TulaTelecom/	Joint-Stock	Efremovskoe Branch	19 Vavilova Street,	7707083893	40702810966120100421	047003608	30101810300000000608	budgetary

Efremovski area TC	Commercial Saving Bank of the Russian Federation (Public JSC)	#6626 2639	Moscow, 117997, Russia					
TulaTelecom/ Uzlovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Uzlovskoe Branch #6626 2652	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810666170100289	047003608	30101810300000000608	income
TulaTelecom/ Uzlovski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Uzlovskoe Branch #6626 2652	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810366170100288	047003608	30101810300000000608	budgetary
TulaTelecom/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Efremovskoe Branch #6626 2639	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810266120100422	047003608	30101810300000000608	income
TulaTelecom/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Schekinskoe Branch #6626 2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810166190100581	047003608	30101810300000000608	income
TulaTelecom/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Schekinskoe Branch #6626 2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810766190100583	047003608	30101810300000000608	income
TulaTelecom/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Schekinskoe Branch #6626 2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810066190100584	047003608	30101810300000000608	income
TulaTelecom/ Schekinski area TC	Joint-Stock Commercial Saving Bank of the RF (Public JSC)	Schekinskoe Branch #6626 2655	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810466190100582	047003608	30101810300000000608	budgetary
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810400000011701	047003783	30101810500000000783	income
TulaTelecom	Joint-Stock	Tulski subsidiary of	10 Smirnovskaya	7744000912	40702810400000012001	047003783	30101810500000000783	budgetary

	Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC)	Street, Building 2,3,22, Moscow, 109052, Russia					
TulaTelecom	Bank for Foreign Trade (Public JSC)	Branch of JSC Vneshtorgbank in Tula city	16 Kuznetski Most Street, Moscow, 103031, Russia	7702070139	40702810015000000637	047003794	30101810900000000794	income
TulaTelecom	Bank for Foreign Trade (Public JSC)	Branch of JSC Vneshtorgbank in Tula city	16 Kuznetski Most Street, Moscow, 103031, Russia	7702070139	40702810315000000638	047003794	30101810900000000794	budgetary
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810300120612301	044583119	30101810600000000119	budgetary
TulaTelecom/ Tula regional operating and maintenance telecommunications center	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	36 Oktyabrskaya Street, Tula, 300002, Russia	7744000912	40702810500000013201	047003783	30101810500000000783	budgetary
TulaTelecom/ Tula city telephone and telegraph exchange	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810700000013001	047003783	30101810500000000783	budgetary
TulaTelecom/ Tula city telephone network	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810600000013101	047003783	30101810500000000783	budgetary
TulaTelecom/ TulaTelecom service	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810400000013301	047003783	30101810500000000783	budgetary
TulaTelecom	Bank for Foreign Trade (Public JSC)	Branch of JSC Vneshtorgbank in Tula city	16 Kuznetski Most Street, Moscow, 103031, Russia	7702070139	40702978015000000016	047003794	30101810900000000794	foreign currency account
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702840000001012001	047003783	30101810500000000783	transit currency account

TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702840300002012001	047003783	30101810500000000783	transit foreign currency account
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702840600003012001	047003783	30101810500000000783	special transit foreign currency account
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702978600001012001	047003783	30101810500000000783	transit currency account
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702978300002012001	047003783	30101810500000000783	transit foreign currency account
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702978200003012001	047003783	30101810500000000783	special transit foreign currency account
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702840600120612301	044583119	30101810600000000119	transit currency account
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702840900121612301	044583119	30101810600000000119	transit foreign currency account
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702840200122612301	044583119	30101810600000000119	special transit foreign currency account
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702978200120612301	044583119	30101810600000000119	transit currency account

	Company)							
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702978500121612301	044583119	30101810600000000119	transit foreign currency account
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	ACB Promsvyazbank (Private JSC), Moscow	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702978800122612301	044583119	30101810600000000119	special transit foreign currency account
TulaTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Tul'skoe Branch #6626 8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45201810366060000402	047003608	30101810300000000608	loan
TulaTelecom	Joint-Stock Commercial Saving Bank of the Russian Federation (Public JSC)	Tul'skoe Branch #6626 8604	19 Vavilova Street, Moscow, 117997, Russia	7707083893	45206810966020000782	047003608	30101810300000000608	loan
TulaTelecom	Joint-Stock Commercial Bank Promsvyazbank (Private Joint-Stock Company)	Tulski subsidiary of ACB Promsvyazbank (Private JSC)	10 Smirnovskaya Street, Building 22, Moscow, 109052, Russia	7744000912	45201810000000012004	047003783	30101810500000000783	loan
Yartelecom – a subsidiary of JSC CenterTelecom								
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	ACB Svyazbank	Yaroslavski branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810300200000770	047888711	30101810100000000711	budgetary
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	ACB Svyazbank	Yaroslavski branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810400200010770	047888711	30101810100000000711	income
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	ACB Promsvyazbank, Private JSC	Yaroslavski Branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810700000001103	047888707	30101810800000000707	budgetary
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	ACB Promsvyazbank, Private JSC	Yaroslavski Branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810400000001102	047888707	30101810800000000707	income
Directorate of	Severny (Northern)	Severny Bank of SB of	19 Vavilova Street,	7707083893	40702810677020102653	047888670	30101810500000000670	budgetary

Yartelecom, a subsidiary of JSC CenterTelecom	Bank of SB of RF	RF Yaroslavl	Moscow, 117997, Russia					
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	Severny Bank of SB of RF	Severny Bank of SB of RF Yaroslavl	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810377020102652	047888670	30101810500000000670	income
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	ACB Svyazbank	Yaroslavski branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702840900201000770	047888711	30101810100000000711	transit currency account in USD
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	ACB Svyazbank	Yaroslavski branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702978500201000770	047888711	30101810100000000711	transit currency account in Euro
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	ACB Svyazbank	Yaroslavski branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702978800202000770	047888711	30101810100000000711	transit foreign currency account in Euro
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	ACB Svyazbank	Yaroslavski branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702978100203000770	047888711	30101810100000000711	special transit foreign currency account in Euro
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	ACB Svyazbank	Yaroslavski branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702840500203000770	047888711	30101810100000000711	special transit foreign currency account in USD
Directorate of Yartelecom, a subsidiary of JSC CenterTelecom	ACB Svyazbank	Yaroslavski branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702840200202000770	047888711	30101810100000000711	transit foreign currency account in USD
Yartelecom - SP TTC	ACB Svyazbank	Yaroslavski branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810200200000773	047888711	30101810100000000711	budgetary
Yartelecom - SP TTC	ACB Svyazbank	Yaroslavski branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810300200010773	047888711	30101810100000000711	income
Yartelecom - SP TTC	ACB Promsvyazbank, Private JSC	Yaroslavski Branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810900000009701	047888707	30101810800000000707	income
Yartelecom - SP TTC	ACB Promsvyazbank, Private JSC	Yaroslavski Branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow,	7744000912	40702810200000009702	047888708	30101810800000000707	budgetary

			109052, Russia					
Yartelecom - SP Rostov MTC	Saving Bank of the Russian Federation	AC SB RF (JSC), Rostovskoe Branch 2525	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810077110100505	047888670	30101810500000000670	income
Yartelecom - SP Rostov MTC	Saving Bank of the Russian Federation	AC SB RF (JSC), Rostovskoe Branch 2525	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810377110100506	047888670	30101810500000000670	budgetary
Yartelecom - SP Rybinski TC	Joint-Stock Commercial Saving Bank of the RF	Rybinskoe Branch 1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810177190102410	047888670	30101810500000000670	income
Yartelecom - SP Rybinski TC	Joint-Stock Commercial Saving Bank of the RF	Rybinskoe Branch 1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810177190102411	047888670	30101810500000000670	budgetary
Yartelecom - SP Rybinski TC	Inter-regional commercial bank for development of telecommunications and information (JSC ACB Svyazbank)	Yaroslavski Branch of ACB Svyazbank (ad. office in Rybinsk), Yaroslavl	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810001200010218	047888711	30101810500000000670	income
Yartelecom - SP Rybinski TC	Inter-regional commercial bank for development of telecommunications and information (JSC ACB Svyazbank)	Yaroslavski Branch of ACB Svyazbank (ad. office in Rybinsk), Yaroslavl	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810901200000218	047888711	30101810500000000670	budgetary
Yartelecom - SP Pereyaslavski TC	Severny Bank of Saving Bank of Russia	Pereyalavski Branch #77443	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810277180100733	047888670	30101810500000000670	income
Yartelecom - SP Pereyaslavski TC	Severny Bank of Saving Bank of Russia	Pereyalavski Branch #77443	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810577180100734	047888670	30101810500000000670	budgetary
Yartelecom - SP Yartelecom service	ACB Promsvyazbank	Yaroslavski Branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810500000008801	047888707	30101810800000000707	income
Yartelecom - SP Yartelecom service	ACB Promsvyazbank	Yaroslavski Branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810800000008802	047888707	30101810800000000707	budgetary
Yartelecom - SP Yartelecom service	ACB Svyazbank	Yaroslavski Branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810700200010771	047888711	30101810100000000711	income
Yartelecom - SP Yartelecom service	ACB Svyazbank	Yaroslavski Branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810600200000771	047888711	30101810100000000711	budgetary

Yartelecom - SP Yartelecom service	Severny Bank of SB of RF	Branch of AC SB RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810677030101738	047888670	30101810500000000670	income
Yartelecom - SP Yartelecom service	Severny Bank of SB of RF	City Branch #6626 17	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810977030101739	047888670	30101810500000000670	budgetary
Yartelecom - SP IT Center	Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavski Branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810700000009901	047888707	30101810800000000707	income
Yartelecom - SP IT Center	Joint-Stock Commercial Bank Promsvyazbank (Private JSC)	Yaroslavski Branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810000000009902	047888707	30101810800000000707	budgetary
Yartelecom - SP IT Center	Inter-regional commercial bank for development of telecommunications and information (JSC) ACB Svyazbank	Yaroslavski Branch of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810300200000767	047888711	30101810100000000711	budgetary
Yartelecom - SP Uglicheski TC	Saving Bank of the Russian Federation	Uglicheskoe Branch #2532 of Severny Bank of SB RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810377160100239	047888670	30101810500000000670	income
Yartelecom - SP Uglicheski TC	Saving Bank of the Russian Federation	Uglicheskoe Branch #2532 of Severny Bank of SB RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810077160100241	047888670	30101810500000000670	budgetary
Yartelecom - SP YarOMTC	Severny Bank of SB of RF	Severny Bank of SB of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810077020102648	047888670	30101810500000000670	budgetary
Yartelecom - SP YarOMTC	ACB Svyazbank	Yaroslavski of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810000200010772	047888711	30101810100000000711	income
Yartelecom - SP YarOMTC	ACB Svyazbank	Yaroslavski of ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810900200000772	047888711	30101810100000000711	budgetary
Yartelecom - SP YarOMTC, Danilovski MO Linear Plant 2	Severny Bank of SB of RF	Danilovskoe Office #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810477050100126	047888670	30101810500000000670	budgetary
Yartelecom - SP YarOMTC, Danilovski MO Linear Plant 2	Severny Bank of SB of RF	Danilovskoe Office #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810777050100127	047888670	30101810500000000670	income
Yartelecom - SP	Severny Bank of SB	Yaroslavski Office	19 Vavilova Street,	7707083893	40702810677120107118	047888670	30101810500000000670	budgetary

YarOMTC, Nekrasovski MO Linear Plant 3	of RF	#6625	Moscow, 117997, Russia					
Yartelecom - SP YarOMTC, Nekrasovski MO Linear Plant 3	Severny Bank of SB of RF	Yaroslavski Office #6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810977120107119	047888670	30101810500000000670	income
Yartelecom - SP YarOMTC Gavrilov-Yamski MO Linear Plant 5	Severny Bank of SB of RF	Yaroslavski Office #6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810677120106122	047888670	30101810500000000670	income
Yartelecom - SP YarOMTC Gavrilov-Yamski MO Linear Plant 5	Severny Bank of SB of RF	Yaroslavski Office #6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810377120106121	047888670	30101810500000000670	budgetary
Yartelecom - SP YarOMTC Pervomayski MO Linear Plant 6	Severny Bank of SB of RF	Danilovskoe Office #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810377050101034	047888670	30101810500000000670	budgetary
Yartelecom - SP YarOMTC Pervomayski MO Linear Plant 6	Severny Bank of SB of RF	Danilovskoe Office #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810077050101033	047888670	30101810500000000670	income
Yartelecom - SP YarOMTC Lyubimski MO Linear Plant 67	Severny Bank of SB of RF	Danilovskoe Office #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810277050002039	047888670	30101810500000000670	budgetary
Yartelecom - SP YarOMTC Lyubimski MO Linear Plant 67	Severny Bank of SB of RF	Danilovskoe Office #2518	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810677050002040	047888670	30101810500000000670	income
Yartelecom - SP YarOMTC	Promsvyazbank (Private JSC)	Yaroslavski Branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810100000009802	047888707	30101810800000000707	budgetary
Yartelecom - SP YarOMTC	Promsvyazbank (Private JSC)	Yaroslavski Branch of ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810100000009801	047888707	30101810800000000707	income
Yartelecom - SP Construction and Repair Service Stroitel	ACB Svyazbank	Yaroslavski Branch	7 Tverskaya Street, Moscow, 103375, Russia	7627002546	40702810900200000769	047888711	30101810100000000711	budgetary

Yartelecom - SP Construction and Repair Service Stroitel	ACB Svyazbank	Yaroslavski Branch	7 Tverskaya Street, Moscow, 103375, Russia	7627002546	40702810000200010769	047888711	30101810100000000711	income
Yartelecom - SP Construction and Repair Service Stroitel	Severny Bank of Saving Bank of RF	City Branch #662617	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810177030101720	047888670	30101810500000000670	budgetary
Yartelecom - SP Construction and Repair Service Stroitel	ACB Promsvyazbank (Private JSC)	Yaroslavski Branch	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810900000011401	047888707	30101810800000000707	income
Yartelecom - SP Construction and Repair Service Stroitel	ACB Promsvyazbank (Private JSC)	Yaroslavski Branch	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810900000011402	047888708	30101810800000000707	budgetary
Yartelecom - SP CMTO	ACB Svyazbank	Yaroslavski Branch ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810600200000768	047888711	30101810100000000711	budgetary
Yartelecom - SP CMTO	ACB Svyazbank	Yaroslavski Branch ACB Svyazbank	7 Tverskaya Street, Moscow, 103375, Russia	7710301140	40702810700200010768	047888711	30101810100000000711	income
Yartelecom - SP CMTO	ACB Promsvyazbank	Yaroslavski Branch ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810400000012502	047888707	30101810800000000707	budgetary
Yartelecom - SP CMTO	ACB Promsvyazbank	Yaroslavski Branch ACB Promsvyazbank	10 Smirnovskaya Street, Building 2,3,22, Moscow, 109052, Russia	7744000912	40702810100000012501	047888707	30101810800000000707	income
Yartelecom - SP Rybinski OMC	Severny Bank of SB of RF	Rybinskoe Branch of SB #1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810177190101110	047888670	30101810500000000670	income
Yartelecom - SP Rybinski OMC	Severny Bank of SB of RF	Rybinskoe Branch of SB #1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810477190101111	047888670	30101810500000000670	budgetary
Yartelecom - SP Rybinski OMC Linear Plant #2 Poshekhonye	Severny Bank of SB of RF	Rybinskoe Branch of SB #1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810977190109105	047888670	30101810500000000670	budgetary
Yartelecom - SP Rybinski OMC Linear Plant #2	Severny Bank of SB of RF	Rybinskoe Branch of SB #1576	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810677190109104	047888670	30101810500000000670	income

Poshekhonye								
Yartelecom - SP Rybinski OMC Linear Plant #3 Nekouz	Severny Bank of SB of RF	Uglicheskoe Branch of SB #2531	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810177150100054	047888670	30101810500000000670	budgetary
Yartelecom - SP Rybinski OMC Linear Plant #3 Nekouz	Severny Bank of SB of RF	Uglicheskoe Branch of SB #2531	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810877150100053	047888670	30101810500000000670	income
Yartelecom - SP Rybinski OMC Linear Plant #4 Myshkin	Severny Bank of SB of RF	Uglicheskoe Branch of SB #2531	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810777150110033	047888670	30101810500000000670	income
Yartelecom - SP Rybinski OMC Linear Plant #4 Myshkin	Severny Bank of SB of RF	Uglicheskoe Branch of SB #2531	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810077150110034	047888670	30101810500000000670	budgetary
Yartelecom - SP Rybinski OMC Linear Plant #4 Breytovo	Severny Bank of SB of RF	Uglicheskoe Branch of SB #2531	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810277150120028	047888670	30101810500000000670	budgetary
Yartelecom - SP Rybinski OMC Linear Plant #4 Breytovo	Severny Bank of SB of RF	Uglicheskoe Branch of SB #2531	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810577150120029	047888670	30101810500000000670	income
Yartelecom - SP Tutaevski MTC	Severny Bank of SB of RF	City Branch #17	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810577030160303	047888670	30101810500000000670	income
Yartelecom - SP Tutaevski MTC	Severny Bank of SB of RF	City Branch #17	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810877030160304	047888670	30101810500000000670	budgetary
Yartelecom - SP Tutaevski MTC Bol'sheselski Plant	Severny Bank of SB of RF	Yaroslavskoe Branch #6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810577120109067	047888670	30101810500000000670	income
Yartelecom - SP Tutaevski MTC Bol'sheselski Plant	Severny Bank of SB of RF	Yaroslavskoe Branch #6625	19 Vavilova Street, Moscow, 117997, Russia	7707083893	40702810877120109068	047888670	30101810500000000670	budgetary

1.3 Auditor of the Company

Full corporate name of the auditor: Private Joint-Stock Company ***Ernst&Young Vneshaudit***
Abbreviated name: ***Private JSC (ZAO) Ernst&Young Vneshaudit***

Location: ***20/12 Podsosenski Pereulok, building 1-1A, Moscow, 103062, Russia***
INN: *7717025097*
Mailing address: ***20/12 Podsosenski Pereulok, building 1-1A, Moscow, 103062, Russia***
Telephone: *7 (+7 095) 705 9292* Fax: *7 (+7 095) 705 9293*
e-mail: *vadim.balashov@ru.eyi.com*

The auditor license:
License No: ***E003246***
Date of issue: ***January 17, 2003***
Valid till: ***January 17, 2008***
License issuing body: ***Ministry of Finance of the Russian Federation***

Full corporate name of the appraiser: **Private Joint-Stock Company BDO UNICON**
Abbreviated name: **Private JSC BDO UNOCON**
Location: **125 Varshavskoe Shosse, Building 1, Section 11, Moscow, 117535, Russia**
Postal address: **125 Varshavskoe Shosse, Building 1, Section 11, Moscow, 117535, Russia**
Telephone: **(+7 095) 319 7290**
(+7 095) 319 5690
Fax: **(+7 095) 319 5909**
E-mail: ***reception@bdo.ru***
The appraiser's license:
License number: ***E000547***
Issued: ***June 25, 2002***
Valid till: ***June 25, 2007***
Issued by: Ministry of Finance of the Russian Federation

The Company auditor is a legal entity independent from JSC CenterTelecom.
The auditor is elected by a general meeting of shareholders. A shareholder (shareholders) owning on aggregate at least 2% of the Company voting shares is (are) entitled to put forward issues to be included in the agenda of an annual general meeting of shareholders and propose candidates for the governing and controlling bodies of the Company.

Terms and conditions of a contract entered into with the auditor, including the latter's compensation/remuneration are subject to approval by the Board of Directors of the Company.

In 2003 a contract with audit company Ernst&Young Vneshaudit was concluded to conduct an audit of accounts/financial statements according to Russian and International Accounting Standards and provide consulting services on accounts of the Company's subsidiaries for 2003.

The auditor (senior executives and officers of the auditors) holds (hold) no stake in the legal capital of the Issuer. The issuer provided no borrowing or loan facilities to the auditor in the 1Q2004.

There are no close business relationship (promotion of products (services) offered by the issuer, participation in joint entrepreneurial activities, etc.) or relations.
Officers (executives) of the issuer are not executives/senior officers of the auditor.

The cost of services rendered by the auditor was calculated pursuant to the per hour rate or contract price stated in the service agreement.

The cost of services rendered by auditor companies is the contract value specified in relevant contracts. The overdue debt to Ernst&Young Vneshaudit as of December 31, 2003 is RUR4,506 thousand.

1.4. Appraiser of the Issuer

Full corporate name of the appraiser: Private Joint-Stock Company UNICON/MC Consulting Group*

Abbreviated name: Private JSC UNICON/MC Consulting Group
* Currently Private Joint-Stock Company BDO Unicon, Private BDO Unicon in short is the legal successor of Private JSC UNICON/MC Consulting Group

Location: 125 Varshavskoe Shosse, Building 1, Section 11, Moscow, 117535, Russia

Postal address: 125 Varshavskoe Shosse, Building 1, Section 11, Moscow, 117535, Russia

Telephone: (+7 095) 319 7290

(+7 095) 319 5690

Fax: (+7 095) 319 5909

e-mail address: **reception@bdo.ru**

License to perform appraising activities #000006 of August 6, 2001 issued by the Ministry of Property Relations of the Russian Federation.

The license is valid till August 6, 2004

The purpose of assessment: Evaluation of the market price of ordinary and preference shares of JSC CenterTelecom and merging companies for the purposes of decision-making by the Board of Directors regarding the buy-out price to be paid to shareholders according to Article 75 of the Law on Joint-Stock Companies.

1.5 Consultants of the issuer

Full corporate name: ***Public Joint-Stock Company Federal Stock Corporation***

Abbreviated name: ***JSC FSC***

Address: ***25 Ostozhenka Street, Moscow, 119034, Russia***

Contact telephone number: ***(+7 095) 737-86-30, (+7 095) 737-86-31***

Fax: ***(+7 095) 737-86-32***

e-mail: ***fsc@fscorp.ru***

License of a professional participant in the securities market to carry out broker activities:

License No: # ***077-06174-100000***

Date of issue: ***August 29, 2003***

Valid till: ***unlimited term of validity***

The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

License of a professional participant in the securities market to carry out dealer activities:

License No: # ***077-06178-010000***

Date of issue: ***August 29, 2003***

Valid till: ***unlimited term of validity***

The body which issued the license: ***Federal Commission for Securities Market (FCSM)***

Date of execution and number of the agreement on financial consulting which serves as the basis for rendering financial consulting services to the issuer by the professional participant in the securities market.

Date of execution: January 20, 2004

Agreement number: FK- 20/M-04/3467/04-DO

Internet page address to be used by the financial consultant for disclosure of information about the issuer according to regulations: ***www.fscorp.ru***

Services to be rendered by the consultancy: monitoring of disclosure by JSC CenterTelecom of the information in the following forms: notices of material facts, quarterly reports. Monitoring of information disclosure consists of verifying the timeliness of the information disclosure, completeness and compliance with the procedure of the disclosed information with provisions of effective regulations and applicable law of the Russian Federation, including regulations issued by the FCSM of Russia.

Website to be used by the financial consultant for posting information about the issuer to be disclosed according to the

arrangements: *www.fscorp.ru*

1.6 Information on other persons who signed the quarterly report

No such other persons.

II. Basic information regarding the financial position and economic state of the issuer.

2.1 Financial and business performance of the issuer

Description	1999	2000	2001	2002*	2003	1Q2004
Net assets value of the issuer, RUR in thousands	2,391,686	2,467,445	2,695,018	14,397,946	15,530,531	15,448,789
Ratio of debt financing to capital and reserves, %	12.71	24.74	83.49	66.10	116.87	135.12
Ratio of short term liabilities to capital and reserves, %	11.84	24.29	58.48	42.95	55.11	75.46
Debt service payments covered, %	309,976.00	2,510.47	280.68	112.31	115.29	23.79
Overdue liabilities, %	4.39	3.92	0.40	2.32	5.54	2.38
Net asset turnover, times	0.81	1.02	1.22	1.14	1.35	0.38
Accounts payable turnover, times	6.44	5.15	3.92	3.75	4.08	1.10
Accounts receivable turnover, times	7.87	10.20	5.35	8.03	8.64	1.74
Percentage of profit tax in pre-tax profit, %	17.48	23.44	31.30	33.95	34.59	153.49

- As of 2002 the data shown refer to the merged company

Note: The percentage of the profit tax for 1Q2004 is defined by expenses on profit tax (taking into account deferred tax liabilities and assets).

Guidelines provided by recommendations of FCSM of Russia were used to calculate the shown performance data.

The data shown witness a satisfactory solvency level of the issuer. In 2003 as compared to previous periods a positive trend of growing net assets was distinctive.

Growth in raised funds in the reporting period due to the expansion of the investment program adversely affected the solvency level of the issuer.

In 1Q2004 the debt service payments coverage restated to the year declined due to no profit in the period being analyzed.

Growth of the ratio of the raised funds to capital and reserves in 1Q2004 as compared to 2003 was due to raised funds exceeding the own funds to cover them.

Lesser turnover of accounts receivable of the issuer in 1Q2004 restated to year terms as compared to the previous year was due to faster growth of accounts receivable than sales revenues growth rates.

2.2 Market capitalization of the issuer

Market capitalization

Month	Market capitalization, USD
December 1999	28,851,818
December 2000	101,354,959
December 2001	16,226,717
December 2002	153,428,191
December 2003	690,638,646
March 2004	796,606,360

Notes:

The figures are calculated based on the bilateral deals completed at trading sessions. To prepare the data over the reporting period starting from July 2002 only addressless deals are taken into account pursuant to Information disclosure rules enacted on July 1, 2003.

Market capitalization was calculated based on Prices of 10 major deals using data on the number of outstanding shares available from RTS stock exchange.

2.3. The issuer's liabilities

2.3.1. Accounts payable

Accounts payable as on December 31, 1999, RUR in thousands

Type of accounts payable	Payments falling due within					Total
	0-45 days	45-90 days	90-180 days	180-360 days	over 360 days	
Accounts payable, total	127,841	21,103	26,576	67,883	10,000	253,403
including overdue, total	1,092		1,465	10,561		13,118
Borrowed funds, total	-	64	-	10,561	10,000	20,625
including overdue payments with respect to borrowed funds						
Credit facilities		64				64
Loans					10,000	10,000
including bond issues		-	-	-		
Other				10,561		10,561
Other accounts payable, total	127,841	21,039	26,576	57,322	-	232,778
including debt to suppliers and contractors	70,143	20,202	26,005	55,740		172,090
notes/bill of exchange payable					-	
to affiliates of the issuer				-	-	
payroll debt	3,355	-	-	-	-	3,355
debt to budget and out of budget funds	28,206					28,206
including overdue		-	-	-	-	
other creditors	26,137	837	571	1,582		29,127

Accounts payable as on December 31, 2000, RUR in thousands

Type of accounts payable	Payments falling due within					Total
	0-45 days	45-90 days	90-180 days	180-360 days	over 360 days	
Accounts payable, total						461,629
including overdue, total	7,717	2,667	3,423	9,545		23,352
Borrowed funds, total	8,387	1,155	5,127	36,563	2,584	53,816
including overdue payments with respect to borrowed funds						
Credit facilities	8,387	1,155	5,127	28,425		43,094
Loans					2,584	2,584
including bond issues						
Other				8,138		8,138
Other accounts payable, total	233,429	35,180	43,980	95,224	-	407,813
including debt to suppliers and contractors	114,677	33,030	42,512	91,128		281,347
notes/bill of exchange payable						
to affiliates of the issuer						
payroll debt	16,292					16,292
debt to budget and out of budget funds	35,277					35,277
including overdue						
other creditors	67,183	2,150	1,468	4,096		74,897

Accounts payable as on December 31, 2001, RUR in thousands

Type of accounts payable	Payments falling due within					Total
	0-45 days	45-90 days	90-180 days	180-360 days	over 360 days	
Accounts payable, total	558,961	105,730	226,625	327,690	633,095	1,852,101
including overdue, total		139	8,296			8,435
Borrowed funds, total	212,059	29,210	129,634	118,686	633,095	1,122,684
including overdue payments with respect to borrowed funds						
Credit facilities	212,059	29,210	129,634	118,686		489,589
Loans					600,000	600,000
including bond issues						
Other					33,095	33,095
Other accounts payable, total	346,902	76,520	96,991	209,004	-	729,417
including debt to suppliers and contractors	257,081	74,046	95,301	204,290		630,718
notes/bill of exchange payable						
to affiliates of the issuer						
payroll debt	91					91
debt to budget and out of budget funds	12,422					12,422
including overdue						
other creditors	77,309	2,474	1,689	4,714		86,186

Accounts payable as on December 31, 2002, RUR in thousands

Type of accounts payable	Payments falling due within					Total
	0-45 days	45-90 days	90-180 days	180-360 days	over 360 days	
Accounts payable, total	2,901,700	205,151	1,928,699	613,675	3,252,816	8,865,622
including overdue, total		37,271	141,905			179,176
Borrowed funds, total	698,152	-	1,682,909	36,419	3,252,816	5,633,877
including overdue payments with respect to borrowed funds				36 419		36,419
Credit facilities	698,152		913,697		985,046	2,596,895
Loans			769,212		997,355	1,766,567
including bond issues						
Other					1,270,415	1,270,415
Other account payable, total	2,203,548	205,151	245,790	577,256	-	3,231,745
including debt to suppliers and contractors	607,382	174,943	225,161	482,657		1,490,143
notes/bill of exchange payable				37,025		37,025
to affiliates of the issuer						
payroll debt	135,469					135,469
debt to budget and out of budget funds	516,572					516,572
including overdue						
other creditors	944,125	30,208	20,630	57,574		1,052,536

Accounts payable as on December 31, 2003, RUR in thousands						
Type of accounts payable	Payments falling due within					Total
	0-45 days	45-90 days	90-180 days	180-360 days	over 360 days	
Accounts payable, total	4,080,302	500,574	1,224,438	1,923,054	9,400,186	17,128,554
including overdue, total	322,134	111,336	142,875	310,239	88,165	974 ,49
Borrowed funds, total	1,587,886	200,645	872,666	1,329,734	9,303,839	13,294,770
including overdue payments with respect to borrowed funds	129,342	20,546	56,554	136,038	66,510	408,990
Credit facilities	1,410,520	194,290	862,269	789,443	3,991,003	7,247,525
Loans	173,389	2,011	1,097	530,984	2,760,764	3,468,245
including bond issues	72,408	-	-	-	2,031,012	2,103,420
Other	3,977	4,344	9,300	9,307	2,552,072	2,579,000
Other account payable, total	2,492,416	299 929	351 772	593 320	96,347	3,833,784
including debt to suppliers and contractors	775,970	223,489	287,685	557,534	59,113	1,903,791
notes/bills of exchange payable	2,949	5,899	10,479	16,102	-	35,429
to affiliates of the issuer	62,943	32,605	26,596	-	-	122,144
payroll debt	166 406	-	-	-	-	166,406
debt to budget and out of budget funds	580,428	8,991	7,270	450	1,771	598,910
including overdue	418	-	-	-	-	418
other creditors	903,720	28,945	19,742	19,234	35,463	1,007,104

Accounts payable as on March 31, 2004, RUR in thousands

Type of accounts payable	Payments falling due within					**Total**
	0-45 days	45-90 days	90-180 days	180-360 days	over 360 days	
Accounts payable, total	3,009,670	1,131,237	592,584	11,525,514	3,516,185	19,775,190
including overdue, total	226,892	26,461	52,105	176,612		482,070
Borrowed funds, total	591,882	192,044	246,400	10,927,874	3,466,314	15,424,514
including overdue payments with respect to borrowed funds	179,160	24,465	14,995	115,298		333,918
Credit facilities	547,744	190,906	244,745	6,993,362	638,648	8,615,405
Loans	3,484	448	786	3,490,000	760,919	4,255,637
including bond issues	-	47,496	9,480	2,000,000	631,207	2,688,183
Other	40,654	690	869	444,512	2,066,747	2,553,472
Other account payable, total	2,417,788	939,193	346,184	597,640	49 871	4,350,676
including debt to suppliers and contractors	713,026	413,271	330,740	581,375	40,167	2,078,579
notes/bill of exchange payable	-	1 631	-	-	-	1,631
to affiliates of the issuer	84,547	1,538	10	6	-	86,101
payroll debt	262,013	-	-	-	-	262 013
debt to budget and out of budget funds	366,298	458,219	221	719	258	825,715
including overdue	2 200	-	-	-	3	2,203
other creditors	991,904	64,534	15,213	15,540	9,446	1,096,637

Debt to Vnesheconombank accounts for the bulk of the overdue accounts payable. Currently, the Ministry of Finance of the RF develops restructuring arrangements; the issue is overseen by JSC Svyazinvest.

Among other creditors there is a single creditor accounting for over 10% of the total accounts payable:

Full name of the creditor: Public Joint-Stock Company RTS-Leasing

Abbreviated name: JSC RTC-Leasing

Accounts payable:

as on December 31, 2003: RUR2,566,922 thousand

as on March 31, 2004: RUR1,415,239 thousand

Overdue accounts payable: no

The creditor is not an affiliated person.

2.3.2. Credit history of the issuer

There were no credit and loan facilities with principals valued at over 10% of the net assets as on December 12, 2003 and on March 31, 2004, and for 5 past full fiscal years.

2.3.3. The issuer liabilities arising from securities provided to third parties

The total amount of securities provided by the issuer in the total amount of third parties' obligations on which the Company provided securities both in the form of pledge and surety.

The value of liabilities as on December 31, 1999, RUR in thousands: 0

The value of liabilities as on December 31, 2000, RUR in thousands 0

The value of liabilities as on December 31, 2001, RUR in thousands: 534,179

including: value of pledge as on December 31, 2001, RUR in thousands: 37,301

value of surety as on December 31, 2001, RUR in thousands: 88,406

The value of liabilities as on December 31, 2002, RUR in thousands: 3,938,941

including: value of pledge as on December 31, 2002, RUR in thousands: 1,965,291

The value of liabilities as on December 31, 2003, RUR in thousands: 9,134,084

including: value of pledge as on December 31, 2003, RUR in thousands: 6,984,819

value of surety as on December 31, 2003, RUR in thousands: 1,550,466

The value of liabilities as on March 31, 2004, RUR in thousands: 10,899,555

including:

value of pledge (mortgage) as on March 31, 2004, RUR in thousands: 7,801,807

value of surety as on March 31, 2004, RUR in thousands: 1,673,950

3.4 Other liabilities of the issuer

No other liabilities

2.4 The objectives of securities issues and channeling the proceeds from placement of issued securities

A bond issue undertaken by JSC CenterTelecom, series 03 totaling RUR2,000 million was placed in September 2003. The bond issue proceeds from the placement were appropriated to finance short-term bridging loans and interest payments on them to MDM-Bank and IC Troyka-Dialog both being the bond issue underwriters, totaling to RUR800 million; some RUR128 million were used to finance investment activity of JSC CenterTelecom; RUR193 million were used to pay VAT for September, RUR47 million were paid to Rosgosstrakh in respect of centralized insurance of the Company's telecommunications equipment, RUR51 million were paid to Rostelecom as interconnection settlement fees according to contract # 2100/9755, and RUR111 were paid to Private JSC Open Technologies according to the contract. Some RUR650 million are planned to use for repayment of the bond issue series 01 and coupon interest payments on the series 01 bonds.

Cash flow forecast (RUR in thousands)	2004	2005	2006
Cash flow including bond proceeds	31,641,787	38,475,383	48,488,474
Costs and expenses including coupon payments and bond redemption	23,561,690	30,183,191	37,033,833
Proceeds/expenses ratio	1.34	1.27	1.31

2.5. Risks related to purchases of outstanding issued (to be placed) securities

2.5.1. Risks in the telecommunications industry

The key risk factors taken into account by the Company in doing business are:

- enactment of the Federal Telecommunications Act; summing up an increased government pressure may expected to be brought to bear on JSC CenterTelecom toward solving social issues. The declared priorities favor customers and simplify licensing arrangements will lower the barrier for new market entrants in favor of competition.
- ongoing consolidation of alternative operators creating large international holdings.

It should be noted, however, that CenterTelecom anticipates likely negative impacts of these risk factors and undertakes necessary measures to alleviate the consequences.

Currently JSC CenterTelecom implements marketing strategies aimed primarily at maintaining its market share, increasing revenues generated by non-regulated telecommunications services, and improving the Company's competitive edge.

Risks related to the government regulated services may result in short-term reduction of the demand for these services and tougher competition. In these circumstances JSC CenterTelecom will aggressively promote services offered at non-regulated prices, thus preventing significant revenue decrease.

2.5.2 Sovereign and regional risks.

The Central Federal District (CFD) is a political, administrative, and ecological entity of a paramount importance, featuring numerous industrial production facilities, pipelines for various products, a lot of rivers, forests, peat fields, and fairly high population density, resulting in a possibility of various emergencies.

Depending on specific natural, climatic and environmental conditions and heliophysical factors in each year (or a number of years in a row), some natural (industrial) processes may be more risky, while other may run a lower risk.

Regarding feasibility of taking some precaution preventive measures, dangerous natural processes as sources of emergencies can be predicted only short time before they may really happen.

The most significant damages to the economy of the CFD and heightening social tension can result from flooding and river overflows, forest and peat fires, fires in populated areas and industrial facilities, interruptions and disruptions in functioning of utilities and power supply, road and railroad accidents.

Potential risks and dangers in various constituent entities of the CFD (regions) have distinctive differences.

The issuer's actions in case of unfavorable changes of the situation in the CFD are confidential information.

ASSESSING THE DANGERS CAUSED BY EMERGENCIES

Natural disasters and emergencies

1.1. Floods, river overflows

It should be noted that while general features of these emergencies remain stable, there is an evident trend toward larger scale and more serious consequences of them, heavier casualty toll, substantial damage, destruction of industrial and infrastructure facilities.

Due to growing wear of fixed production assets, lack of adequate financing of water managing and hydrotechnic facilities and their timely replacement, the danger of flooding (river overflows) **still remains**.

5 regions may be flooded: Tver, Yaroslavl, Kostroma, Ivanovo, and Moscow (partially).

1.2. Natural fires

Natural fire situation is tense with little changes over years. The following regions face the highest risk of natural fires: Shatura, Orekhovo-Zuevo, Klin areas in the Moscow region, Ivanovo, Vladimir, Tver, and Smolensk regions.

1.3. Earthquakes

Earthquakes in the territory of the CFD at the moment are highly unlikely.

1.4. Climatic condition

Deviations of climatic conditions from normal (severe frosts, blizzards, hurricanes, storms, heavy rains, hail) may cause disruptions in the normal life of communities and localities, and functioning of economy.

The most likely dangers are:

failures of gas-, oil-, heat pipelines and other pipelines;

failures of power lines, boiler plants, water intake facilities;
failures of wireline broadcasting network;
failures of urban telephone networks;
destructions (damage) of infrastructure facilities;
breaking of rules for oil and lubricants storage, inflammable and toxic substances;
explosions of gas distribution grids, high pressure tanks and vessels.

Higher volatility of weather observed over recent years makes it more difficult to reliably forecast natural hydro meteorological phenomena, delaying warnings and limiting to a larger degree the possibility of predicting their consequences.

All the regions in the CFD run such risk of emergency:

1.5. Sinkholes development

These processes are widely spread in Moscow, Tula, Kursk, and Voronezh regions.

An increased danger of emergencies caused by higher intensity of sinkhole development processes is inherent to urban areas suffering from man-induced waterlogging.

The risk of sinkhole occurrences in 2003 is fairly high in Moscow. As a rule it is caused by non-compliance with regulations governing construction and operation of underground ducts and pipelines in cities, as well as by non-compliance with safety applied to mining of mineral resources.

1.6. Other dangers (landslides, avalanches, mud avalanches, bank erosion).

These are not dangers in the territory of CFD, with the exception of erosion of water reservoir coastal lines in the Yaroslavl region (the town of Rybinsk).

The forecast number of natural disasters in the territory of the CFD in 2003 is 1-3 emergency situations per year.

2. Man-induced emergency situations

2.1. Disruptions of all transportation means

Transportation failures may first of all result in high rate of casualties, land contamination, and huge damages.

The CFD features a well-developed transportation network, therefore, Moscow, the Moscow, Ryazan, Voronezh, Belgorod, Tula regions are carrying the highest risk of this type.

No significant decrease of the risk is predicted for 2003.

2.2. Disasters at plants using highly poisonous substances.

Moscow, and the Moscow, Tula, Ryazan regions suffers from this risk. In case of a failure at one of the production sites, a huge area of chemical contamination with significant life losses.

2.3. Radiation and chemical pollutions (contaminations).

Areas subjected to high radiation risks are those where nuclear plants are installed: Moscow, the Kursk, Voronezh, Smolensk, Tver, Kaluga regions.

The general evident trend is toward reduced number of accidents at nuclear plants and improved operation standards.

According to expert estimates the general safety state of nuclear sites and power plants is the same as in 2002.

2.4. Failures (fires) and explosions at pipelines.

In 2003 there is an evident trend toward a lesser number of pipeline accidents, however risks involved in this remain the same as pipelines incur a greater risk of danger.

3. Biological and social emergency situations

3.1. Sanitary and epidemiological situation

There is certain probability of contagious diseases forecast for 2003.

in spring 2003: flu viruses A and B type in the Moscow, Tver, and Smolensk regions;
during winter and demi-season time a surge of diphteritis, meningococcosis is likely, particular in the CFD.

In the territory of the CFD regions there are some areas with high natural concentration of deer fly disease, hemorrhagic fever, tick-borne encephalitis, salmonellosis, with no clear boundaries of the focus in the spread of the disease.

3.2. Plant and sanitary situation

Situation with allergic plants in the territory of the CFD is normal with remaining possibility of a local or limited emergency situation.

4. Regional risks

4.1. Risks related to possible military conflicts, imposition of a state of emergency in the territory of the CFD, where the issuer is registered as a taxpayer or performs core activities are fairly low in 2003.

2.5.3 Financial risks

The issuer's activities are affected by financial risks such as overdue credit repayments and interest payments, and as a consequence, imposing fines and late payment charges and increasing interest rates charged by commercial banks.

The highest degree of the risk is inherent to accounts payable.

Overdue debt connected with borrowed funds as compared to the total value of borrowed funds over the past three years on average did not exceed 1.96%, which is rather negligible. Additional expenses of the issuer resulting from fines and additional late payment charges do not significantly affect the issuer's financial position.

As refinancing rates set by the CB of Russia diminish, the issuer takes measures to amend terms and conditions of the concluded loan agreements towards lower capital costs of the granted loan facilities and early repayment of high capital cost loans.

Significant changes in the exchange rates will not materially affect the financial position of the Issuer and its liquidity as its revenues are generated by sources in Russian Roubles.

Before the deadline for meeting by the Issuer of its obligations under the bond issue, the revenue plane envisages annual tariff growth rates for offered services of 25-30%. The relevant annual inflation rates are estimated by the Issuer at the level of 10-12%. The risk will not significantly affect financial performance of the issuer; nor will it influence its ability to meet its obligation connected with securities.

2.5.4. Legal risks

In 1Q2004 there are some legal risks inherent to the Company's activities resulting from changes over the reporting period in tax, currency legislation, customs control regulations and customs duties. The most significant changes in the effective legislation are discussed below.

In the currency control regulations:

Jointly issued by the State Customs Committee and Russia's Central Bank regulations #01-100/1/243-P of December 22, 2003 On applying the Instruction of the CB and GTC of Russia #86-I of October 13, 1999 and #01-23/26541 On implementing currency control over return into the Russian Federation of proceeds from export of goods, and Instructions of the CB of Russia and Russia's GTC of October 4, 2000 #91-I and #01-11/28644 On implementing currency control over the grounds for making payments by residents in respect of imported goods, effective as from February 15, 2004 and issued for the purpose of enforcing the new Customs Code of the RF.

In the field of tax legislation:

1. Article 1 of the Federal Law #139-FZ of November 11, 2003 On making amendments into Part 2 of the Tax Code of the RF and making amendments and additions to Article 20 of the Law of the Russian Federation Basis of the tax system of the Russian Federation, and terminating legislation acts of the Russian Federation regarding taxes and duties and adding Chapter 30 Tax on Property of Organizations to Section IX of Part 2 of the Tax Code of the RF.

2. As of January 1, 2004 Chapter 27 of Part 2 of the Tax Code of the RF (sales tax) – Federal Law #148-FZ of November 27, 2001.

3. Due to enactment as of January 1, 2004 of the Tax Code of the RF relevant changes were introduced into Parts 1 and 2 of the Tax Code of the RF and into Federal Law #120-FZ of November 21, 1996 On accounting (Article 438 of Federal Law #61-FZ of May 28, 2003).

4. By Order #84 of February 16, 2004 changes were introduced in the Rules of keeping accounting ledgers to account for rendered and received invoices, purchase and sales registers for calculation of VAT, approved by Order of the government of the Russian Federation #914 of December 2, 2000.

Compliance with and strict and accurate application of the provisions set forth in the aforementioned regulations should enable the Company to avoid any higher risks in pursuing its activities.

In customs legislation:

1. The new Customs Code of the RF enacted by Federal Law #61-FZ of May 28, 2003 comes into force on January 1, 2004.

The Customs Code of the Russian Federation approved by the Supreme Soviet of the Russian Federation on June 18, 1993 #5221-1 remains in force in what refers to par. 6, 8 Article 114, 116 and Article 119 (regarding customs duties) effective until December 31, 2004.

2. Letter #14-10/7236 dated February 27, 2004 of the State Customs Committee (GTC) On making effective of regulations issued by the GTC of Russia for the purpose of enforcing the Tax Code of the RF lists legal acts and regulations of the GTC already came into force, including during 1Q2004 issued in order to implement the new Tax Code of the RF, and stresses that before coming into force of the legal acts and regulations of the GTC of Russia issued in order to implement the new issue of the Tax Code of the RF, legal acts and other regulations of the GTC of Russia issued before December 31, 2003 remain in force where they do not contradict the new issue of the Tax Code of the Russian Federation.

Among the enacted regulations the following acts are listed: regulations #01-100/1/243-P of December 22, 2003 On applying the Instruction of the CB and GTC of Russia #86-I of October 13, 1999 jointly issued by the State Customs Committee and Russia's Central Bank, and #01-23/26541 On implementing currency control over return into the Russian Federation of proceeds from export of goods, and Instructions of the CB of Russia and Russia's GTC of October 4, 2000 #91-I and #01-11/28644 On implementing currency control over the grounds for making payments by residents in respect of imported goods, which came into force on February 15, 2004.

The Company has risks connected with the necessity of the accurate application of provisions set forth by the new Customs Code of the Russian Federation and mentioned above regulations and legal acts, in performance of contracts related to conducting external economic activities by the Company.

Legal risks involved in changes in requirements for licensing the core business activities of the Issuer or licensing the right of use of facilities with restricted use:

As of January 1, 2004 the new Federal Telecommunications Act came into force. According to the Act a list of telecommunications services to be specified in licenses, and relevant lists of license terms and conditions shall be identified by the Government of the RF subject to annual revision. The Act expands the information to be submitted to licensing authorities in order to be granted a license.

For license renewal the same documents shall be provided.

According to the President Decree #314 of March 9, 2004 and Order of the Russian government #163 of April 6, 2004 licensing of activities in telecommunications industry shall be the responsibility of the Federal Telecommunications Supervision Service.

The changes may result in additional expenses incurred by the licensee when pursuing telecommunications activities.

There are no significant legal risks that may be incurred due to changes made over the reporting period in court practices related to the Company activities and adversely affect results of its operations and outcome of ongoing legal proceedings.

2.5.5. Risks inherent to the activities of the issuer

As on the reporting date there were 2 law suits (filed against Bryanski and Voronezhski subsidiaries of JSC CenterTelecom) that by formal conditions (but not by legal risks) can be deemed significant ones (cf. par. 7.6 of this report).

In the event that appeal filed by JSC CenterTelecom requesting to cancel the ruling handed out by Arbitration Court of the Bryansk region forcing JSC CenterTelecom to enter into an interconnection agreement with Svyaz-Service LLC, which if concluded on terms and conditions proposed by Svyaz-Service LLC would result in irregular payments or non-payments by the counterparty, leading to violations of property interests of JSC CenterTelecom.

There are no significant legal risks that might arise in connection with ongoing significant litigations as on the date of compiling this report.

Risks related to non-renewal of the issuer's licenses to carry out certain activities or to use facilities with restricted usage:

Difficulties involved in license renewal may arise in renewal (obtaining) of licenses to perform telecommunications activities for the purposes of TV and radio broadcasting as these activities are connected with relaying (broadcasting) electronic mass-media, subject to operator's having a license for broadcasting issued by the federal Agency for Publishing and Mass Communications, or entering into agreement with an operator having such a license. The licensing authorities shall be provided with a duly certified copy of the license for broadcasting (if the license is to be granted for telecommunications).

According to the registration of contracts concluded by the Company, performed by the Contract Division of Contractual and Property Relations of the Company in 1Q2004 the Company concluded no surety or property pledge contract to provide security for third party's obligations, or other agreements involving possible liability of the Company for third party's obligations.

As far as information on possible liabilities of the Company for its daughter companies' obligations, the Legal Department is unable to provide the relevant data as it has no information on the number, names, nature of relationships with daughter companies, and on obligations of daughter companies which, if not performed or unduly performed, may entail the liability of the Company.

III. Detailed profile of the issuer

3.1. Background and history of the Issuer

3.1.1. Registered corporate name of the issuer.

According to the Charter of JSC CenterTelecom as approved by the general meeting of shareholders (minutes #10 of February 20, 2003) the corporate registered name of the issuer is "Joint-Stock Central Telecommunication Company", abbreviated to JSC CenterTelecom.

The company emerged in June 1994 (state registration certificate #127 of June 20, 1994) as a result of a transformation of state enterprise for telecommunications and informatization Rossvyazinform (GPSI) of the Moscow region into a public joint-stock company Elektrosvyaz of the Moscow region. Public joint-stock company Elektrosvyaz of the Moscow region (abbreviated as Elektrosvyaz of the Moscow region) was renamed as (open) joint-stock company Elektrosvyaz of the Moscow region (Amendments and additions #3 to the Charter of Joint-Stock Company Elektrosvyaz of the Moscow region approved by Meeting of shareholders of AO Elektrosvyaz of the Moscow region, minutes #3 of June 27, 1997), abbreviated as Elektrosvyaz of the Moscow region. The changes were registered by the Moscow region registration chamber on July 23, 1997. On June 1, 2001 the Company was given a new name – Joint-Stock Central Telecommunication Company, or JSC CenterTelecom in short, pursuant to the decision of a general meeting of shareholders of JSC Elektrosvyaz of the Moscow region (Minutes #7 of June 1, 2001).

3.1.2 Information about registration of the issuer with state authorities

The Company was registered pursuant to ordinance # 567-r dated June 9, 1994 of the Chief of Administration of the Moscow region, state registration certificate # 127 of June 20, 1994.

The Company is re-registered with the Moscow region registration chamber, state registration certificate of a legal entity # 50:10:00124 of July 23, 1997.

Pursuant to the Federal Law On the state registration of legal entities the Company is registered with the Inspection of the Ministry for Taxes and Levies of the RF for the town of Khimki in the Unified register of legal entities on November 1, 2002, a generic number of 1025006174710.

The certificate confirming making an entry in the Unified register of legal entities registered before July 1, 2002 is # 001494534 and dated November 1, 2002.

3.1.3. Evolvement and development of the issuer

JSC CenterTelecom – a telecommunications carrier in the Center of the European part of Russia was established on October 1, 1886. At that time a postal and telegraph service district was organized in the territory of the Moscow and Ryazan provinces of the tsarist Russia functioning as a telecommunications operator. As of May 12, 1890 the service took over the country telephone network of the Moscow region; since then the Moscow regional operator offers the full range of customer telecommunications services. In 1994 postal services were separated; and during the privatization process the company was transformed into a public joint-stock company. As of December 1, 2002 the service area of JSC CenterTelecom covers 17 regions in the Central and Central Black Soil parts of the Russian Federation. Public operators which serviced these regions in 1994-2000 became the Company's branches (wholly owned subsidiaries).

With over 6 million access lines CenterTelecom is one of Russia's largest fixed line telecoms, owning a telecommunications infrastructure in Russia's most populated Federal districts with 20% of Russia's total population, fairly well developed manufacturing industry, agriculture, innovative ventures.

CenterTelecom's customers and subscribers in 17 constituent entities of the RF are government agencies and bodies, general public and a prevailing majority of businesses. CenterTelecom was granted licenses to provide a wide range of telecom services: traditional POTS, Internet access, data, air and cable TV, wireline and UHF sound program broadcasting, trunking, lease of channels and other facilities, to offer public network interconnection to other operators.

The Company pursues proactive marketing policies, maintaining domineering positions in the fixed line telephony, expanding its sales of new services where rates are not regulated by the government.

The total market of telecommunications services in the Central Federal District in 2003 (excluding Moscow city) is

estimated at USD1,137 million, and expected to jump up to USD1,706 million in 2004. CenterTelecom share of the market in 2003 was 62% (USD700 million).

In the traditional telephony CenterTelecom's share is maintained over 85% both across the regions and overall in the CFD, slightly falling. Given the projected service development rates under the regulation policies announced by the government the company's position in the traditional service market will be preserved.

Competition is particularly tough in the Internet access segment. CenterTelecom regional operating branches manage to keep intact their leading positions with on average 60% of corporate and 70% of individual customers.

Competition is fiercer in Voronezh, where the regional carrier's share is 20%.

The company has been in existence from the date of the state registration on June 9, 1994 up to now.

JSC CenterTelecom is set up for an unlimited term.

Its mission the Company views in rendering modern high-quality telecommunications services and world class service in the territory of the Central Federal District with the aim:

- to satisfy customers needs based on a personal approach to everyone;
- to ensure growing shareholders value and income and make proper contribution into development of the society where the Company is doing business;
- to build up long-term mutually beneficial relations with partners based on mutual trust, integrity and transparency;
- to ensure comprehensive realization of the potential of each employee;
- to perform the duties of the public telecommunications operator.

3.1.4. Contact information

Address of the registered office: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Mailing address: ***6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia***
Address of the issuer permanently operating executive body: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia***
Telephone: (+7 095)***209-34-34; Fax: (+7 095) 209-30-07***
E-mail:***Info@centertelecom.ru;***
Website where information on the issuer, its issued or being issued securities can be accessed: *www.centertelecom.ru*

Department of Securities and Corporate Management:
Address: ***23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia.***
Mailing address: ***6 Degtiarny Pereulok, building 2, GSP-3, Moscow, 125993, Russia***

Shareholders relations team:
Telephone: (+7 095) ***209-58-15; Fax: (+7 095) 793-23-82***
E-mail:***vedeta@centertelecom.ru;***

Investor Relations
Telephone: (+7 095) ***209-57-21 ; Fax: (+7 095)209-28-29***
E-mail:***kalin@centertelecom.ru***
Website address: *www.centertelecom.ru*

3.1.5. Taxpayer Identification Number (INN)

INN 5000000970.

3.1.6. Subsidiaries and representative offices of the issuer.

The Company comprises the following regional branches – subsidiaries:

1. Belsvyaz – a subsidiary of JSC CenterTelecom, domiciled at: 3 Revolution Square, Belgorod, 308000, Russia

Power of attorney is issued to Mr.Grigoriy N. Kuzmenko, Deputy General Director – Director of Belsvyaz, a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5444.

2. Bryansksvyazinform – a subsidiary of JSC CenterTelecom, domiciled at: 9 Karl Marx Square, Bryansk, 241000,

Russia

Power of attorney is issued to Mr. Vasiliy A. Gapeenko, Deputy General Director – Director of Bryansksvyazinform, a subsidiary of JSC CenterTelecom, dated March 23, 2004, #6767.

3. Elektrosvyaz of the Vladimir region - a subsidiary of JSC CenterTelecom, domiciled at: 42 Gorkogo Street, Vladimir, 600000, Russia

Power of attorney is issued to Mr. Anatoliy N. Korovin, Deputy General Director – Director of Elektrosvyaz of the Vladimir region - a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5440.

4. Voronezhsvyazinform – a subsidiary of JSC CenterTelecom, domiciled at: 35 Revolution Prospect, Voronezh, 394000, Russia

Power of attorney is issued to Mr. Alexander Haustovich, Deputy General Director – Director of Voronezhsvyazinform – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5452

5. Ivtelecom – a subsidiary of JSC CenterTelecom, domiciled at: 1 the 10th of August Street, Ivanovo, 153000, Russia

Power of attorney is issued to Mr. Gennadiy P. Brusentsev, Deputy General Director – Director of Ivtelecom – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5441.

6. Kaluzhski subsidiary of JSC CenterTelecom, domiciled at: 38 Teatralnaya Street, Kaluga, 248600, Russia.

Power of attorney is issued to Mr. Vladislav M. Ledkov, Deputy General Director – Director of Kaluzhski subsidiary of JSC CenterTelecom, dated September 22, 2003, #5445.

7. KostromaTelecom – a subsidiary of JSC CenterTelecom, domiciled at: 1 Podlipaeva Street, Kostroma, 156961, Russia

Power of attorney is issued to Mr. Andrey V. Saprykin, Deputy General Director – Director of KostromaTelecom – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5451.

8. Kurski subsidiary of JSC CenterTelecom, domiciled at: 8 Red Square, Kursk, 305000, Russia

Power of attorney is issued to Mr. Anatoli V. Maslov, Deputy General Director – Director of Kurski subsidiary of JSC CenterTelecom, dated September 22, 2003, #5446.

9. Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom, domiciled at: 61 Oktyabrskaya Street, Lipetsk, 398000, Russia

Power of attorney is issued to Mr. Valeriy G. Nikolaev, Deputy General Director – Director of Lipetskelektrosvyaz – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5449.

10. Moscow subsidiary of JSC CenterTelecom, domiciled at: 23 Proletarskaya Street, Khimki, Moscow region, 141400, Russia

Power of attorney is issued to Mr. Nikolay V. Mezhuev, Deputy General Director – Director of Moscow subsidiary of JSC CenterTelecom, dated September 22, 2003, #5438.

11. Orlovski subsidiary of JSC CenterTelecom, domiciled at: 43 Lenin Street, Orel, 302000, Russia

Power of attorney is issued to Mr. Ivan D. Makhov, Deputy General Director – Director of Orlovski subsidiary of JSC CenterTelecom, dated September 22, 2003, #5448.

12. Ryazanski subsidiary of JSC CenterTelecom, domiciled at: 43 Schedrina Street, Ryazan, 390006, Russia

Power of attorney is issued to Mr. Valeriy P. Mel'kov, Acting Deputy General Director – Acting Director of Ryazanski subsidiary of JSC CenterTelecom, dated December 1, 2003, #14280.

13. SmolenskTelecom subsidiary of JSC CenterTelecom, domiciled at: 6 Oktyabrskaya Revolution Street, Smolensk, 214000, Russia

Power of attorney is issued to Mr. Nikolay F. Chugunkov, Deputy General Director – Director of SmolenskTelecom – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5443.

14. Tambovskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom, domiciled at: 2-v Astrakhanskaya Street, Tambov, 392002, Russia

Power of attorney is issued to Mr. Sergei M. Klychev, Deputy General Director – Director of Tambovskaya Elektrosvyaz – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5442.

15. Tverskoy subsidiary of JSC CenterTelecom, domiciled at: 24 Novotorzhskaya Street, 170000, Tver, Russia

Power of attorney is issued to Mr. Evgeni I. Savenkov, Deputy General Director – Director of Tverskoy subsidiary of JSC CenterTelecom, dated September 22, 2003, #5450

16. TulaTelecom – a subsidiary of JSC CenterTelecom, domiciled at: 33 Prospect Lenina, Tula, 300000, Russia

Power of attorney is issued to Mr. Yuri N. Lepikhov, Deputy General Director – Director of TulaTelecom –a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5447

17. Yartelecom –a subsidiary of JSC CenterTelecom, domiciled at: 22 Komsomolskaya Street, Yaroslavl, 150000, Russia

Power of attorney is issued to Mr. Vladimir F. Korolkov, Deputy General Director – Director of Yartelecom – a subsidiary of JSC CenterTelecom, dated September 22, 2003, #5443

All the Powers of Attorney are valid till July 1, 2004.

The Company's subsidiaries were established pursuant to a decision of the Board of Directors (Minutes # 15 of April 10, 2002), and amendments to the Company's Charter related to the establishment of subsidiaries were registered by the Moscow regional registration chamber on May 29, 2002.

3.2 Core business activities of the issuer

3.2.1 Industrial designations of the issuer

Codes of business activities

OKVED - 64.20 64.20.1 64.20.3 45.31 74.20.4 63.40 50.20.1 50.20.2 50.20.3 45.21.3 45.21.4 45.21.1 74.13.1 74.14 55.12 55.23.1

3.2.2 Core business activities of the issuer

The core business of JSC CenterTelecom is provision of telecommunications services.

Service types generating over 10% of the income (revenues) over the last five years:

- provision of local telephone calls (connections);
- provision of domestic long-distance and international connections (calls) (direct dialing or operator assisted).

Core business revenue breakdown for the period from 1999 through 1Q2004, %

	Line of business	1999	2000	2001	2002	2003	1Q2004
1.	Domestic long-distance (and international) telephone service	51.4	50.2	50.3	45.6	41.6	40.2
2.	Document transmission	1.6	1.9	1.8	1.7	1.6	1.7
3.	Local telephone service (urban telephone service, rural telephone service).	38.3	38.6	37.8	42.1	42.3	41.4
4.	Payphone calls	6.3	7.3	7.4	2.8	1.9	1.2
5.	Wireline broadcasting	2.3	1.9	2.6	3.0	2.5	2.3
6.	Radio-communications, broadcasting, TV and satellite communications	-	-	-	0.1	0.1	0.1
7.	Mobile communications	0.1	0.1	0.1	2.3	1.7	1.4
8.	"New services" (the term was introduced in 2002)	-	-	-	2.4	2.7	3.1
9.	Interconnection and carrying traffic (separated from 2003)	-	-	-	-	5.6	8.5

Data for 1999-2001 are shown for JSC Elektrosvyaz of the Moscow region, while data for 2001 –1Q2004 are shown for the consolidated JSC CenterTelecom as a whole.

YoY changes in the revenues generated by provision of telecommunications services over the period 1999-1Q2004

	Description	1999	2000	2001	2002	2003	1Q2004
1	Revenues, RUR in thousands	1,941,161	2,517,937	3,275,928	16,389,267	20,890,007	5,817,788
2	Revenues from telecommunications service, RUR in thousands	1,777,317	2,270,997	2,975,679	15,840,176	20,565,278.2	5,742,618
3	Share of telecommunications services in the total revenues	0.92	0.90	0.91	0.97	0.98	0.99

Data for 1999-2001 are shown for JSC Elektrosvyaz of the Moscow region, while data for 2001 –1Q2004 are shown for the consolidated JSC CenterTelecom as a whole.

In 1999-2003 there has been growth in the share of sales of telecommunications services in the total revenues both of JSC Elektrosvyaz of the Moscow region and JSC.

Growth rates of revenues generated by telecommunications services in 2001-2003 and in 1Q2004, %

	Line of business	2000/1999	2001/2000	2003/2002	1Q2004/1Q2003
1.	Domestic long-distance (and international) telephone service	124.7	131.4	118.4	118.9
2.	Document transmission	150.5	120.3	115.7	131.9
3.	Local telephone service (urban telephone service, rural telephone service).	128.9	128.4	130.4	128.6
4.	Payphone calls	148.7	133.2	88.7	81.0
5.	Wireline broadcasting	106.6	180.3	109.8	103.0
6.	Radio-communications, broadcasting, TV and satellite communications	-	-	161.5	159.2
7.	Mobile communications	122.3	103.1	97.5	98.5
8.	"New services" (the term was introduced in 2002)	-	-	148.0	146.7
9.	Interconnection and carrying traffic (separated from 2003)	-	-	-	339.3

Performance of the revenues generated by telecommunications services in 2002/2001 is not shown, as due to the re-organization of the Company the relevant data are incomparable.

The main causes of the growing revenues from telecommunications services in 199-2003 were: tariff growth, growth of sales volumes, in 2003 – changes in interconnection settlement rates with Rostelecom (as evidenced by growth of revenues from interconnections and traffic carrying 1Q2003/1Q2004 – almost 4 times).

Falling revenues in 2003 as compared to 2003 from payphone calls were due to introduction of unified payphone cards (UPC).

A sharp hike in revenues from mobile communications in 2001 as compared to 2000 was caused by introduction of new tariffs; falling revenues in 2003 as compared too 2002 was caused by implementation of more advanced and consequently more promising telecommunications technologies.

3.2.3 Principal types of products (services, works)

Variation of key characteristics of the telecommunications services that generated at least 10% of the total sales of telecommunications services in 1999 – 1Q2004

Line of business	Code by OCVED	1999						2000						2001					
		measuring unit	Volume	Generated revenue, RUR in thous.	Percentage of the total revenues, %	Average margin, RUR	Retail price index, %	meas. unit	Volume	Generated revenue, RUR in thous.	Percentage of the total revenues, %	Average margin, RUR	Retail price index, %	meas. unit	Volume	Generated revenue, RUR in thous.	Percentage of the total revenues, %	Average margin, RUR	Retail price index, %
1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18	19	20
Local telephone calls	64.20.11 – telephone communications	number of calls	1,202,532	442,437.30	24.2	368	-	number of calls	1,242,652	597,755.40	26.3	481	124.0	number of calls	1,287,457	824,669.20	27.7	638	112.0
Domestic long-distance and international telephone calls	64.20.11 – telephone communications	thous. minutes	441,141	914,025.60	51.4	2.07		thous. minutes	552,575	1,139,329.10	50.2	2.06		thous. minutes	673 ,927	1,496,819.10	50.3	2.3	

Line of business	2002						2003						1Q2004					
	meas. unit	Volume	Generated revenue, RUR in thous.	Percentage of the total revenues, %	Average margin, RUR	Retail price index, %	meas. unit	Volume	Generated revenue, RUR in thous.	Percentage of the total revenues, %	Average margin, RUR	Retail price index, %	meas. unit	Volume	Generated revenue, RUR in thous.	Percentage of the total revenues, %	Average margin, RUR	Retail price index, %
	21	22	23	24	25	26	27	28	29	30	31	32	33	34	35	36	37	38
Local telephone calls	number of calls	5,313,768	3,716,683	23,5	699	113.0	number of calls	5,573,352	4,978,579	24.2	893	112.0	number of calls	5,038,406	1,795,661.2	30.9	356	104.1
Provision of domestic long-distance and international telephone connections	thous. minutes	2,558,589	7,226,298.30	45.6	2.8		thous. minutes	2,883,612	8,553,496.50	41.6	3		thous. minutes	748,269	2,307,04.5	41.4	3.1	

* Data for 1999-2001 are shown for JSC Elektrosvyaz of the Moscow region, while those for 2002-1Q2004 are referred to the consolidated JSC CenterTelecom

Sales channels of key telecommunications services in 1999-1Q2004

Business	Sales channel
Telephone communications	direct sales, 100 %
Document transmission	direct sales, 100 %
Transmission (broadcasting) and distribution of TV programs	direct sales, 100 %
Transmission (broadcasting) and distribution of sound programs	direct sales, 100 %
Other telecommunications business	direct sales, 100 %

Costs breakdown for telecommunications services provided by JSC CenterTelecom for 2003 and 1Q2004, %

Costs item	Costs, %	
	2003	1Q2004
1. Fixed asset depreciation	10.7	12.3
2. Payroll expenses	33.0	32.1
3. Social insurance allocations	10.9	11.3
4. Material costs	8.0	6.9
5. Services of other operators not included in the group	2.7	2.1
6. Third parties services	8.8	8.2
7. Settlements with Rostelecom	13.7	15.8
8. Expenses on companies of the Group	0.5	0.4
9. Electric power	2.0	2.1
10. Taxes and levies, included in the operation costs	0.4	0.2
13. Other expenses	9.3	8.6
Total: production and sales costs (of works, services)	100.0	100.0

The overall breakdown of costs of services rendered by JSC CenterTelecom is provided on a consolidated basis.

It is impossible to provide the breakdown of production and sales of costs of services accounting for at least 10% of the total revenues (for JSC CenterTelecom these services are local telephone calls and domestic long-distance and international telephone calls), as the Company's branches do not provide sufficient details required for the relevant breakdown calculation.

3.2.4 Suppliers of the issuer accounting for at least 10% of all supplies of tangible materials, and their shares in the total value of supplies.

Procurement of products (works, services) in 2003 **Table**

(RUR in thousands)

Contractor/Supplier	Procured items	Pricing method to set settlement rates for operations	2003
OJSC Rostelecom	Traffic carrying services	Accounting rates and tariffs regulated by Antimonopoly Ministry of RF	2,140,925

Procurement of products (works, services) in 1Q2004 **Table**

(RUR in thousands)

Contractor/Supplier	Procured items	Pricing method to set settlement rates for operations	1Q2004
OJSC Rostelecom	Traffic carrying services	Accounting rates and tariffs regulated by Antimonopoly Ministry of RF	757,206

3.2.5 Markets for sales of the issuer's products (works, services)

Customers accounting for over 10% of the total revenues generated by provision of telecommunications services are the residential sectors and organizations not funded by respective budgets. Besides these customers the Company renders its services to various budget funded organizations though the their share in the total revenues over the last five years did not reach 10%.

As can be seen from the Table below the share of revenues generated by the residential sector over the last five years was changing between 60 and 70% of the total sales of telecommunications services, while revenues from not budget funded organizations accounted for 24-32% of the total sales of telecommunications services.

Year	Measurement unit	Revenues from telecommunications service provision	Customer type	
			Residential sector	Not budget-funded organizations
1999	RUR in thousands	**1,777,316.8**	**1,112,877.0**	**572,019.3**
	%	*100.0*	*62.6*	*32.2*
2000	RUR in thousands	**2,270,997.2**	**1,512,794.3**	**641,510.0**
	%	*100.0*	*66.6*	*28.3*
2001	RUR in thousands	**2,975,678,5**	**2,096,620,9**	**727,074.0**
	%	*100.0*	*70.5*	*24.4*
2002	RUR in thousands	**15,840,176,0**	**9,551,710.9**	**5,086,142.3**
	%	*100,0*	*60,3*	*32.1*
2003	RUR in thousands	**20,565,278,5**	**12,593,612,1**	**6,505,578.5**
	%	*100,0*	*61,2*	*31.7*
1Q2004	RUR in thousands	**5,742,618**	**3,484,465**	**1,821,548**
	%	*100.0*	*60.7*	*31.7*

Data for 1999-2001 are referred to JSC Elektrosvyaz of the Moscow region, while data for 2002-1Q2004 for the consolidated JSC CenterTelecom.

Consumers of services rendered by JSC CenterTelecom are legal entities and natural persons (individuals), resided in the territory of the CFD.

The subscriber base of CenterTelecom in 2003 was structured as follows:

- 86% - residential sector
- 5 % - budget funded organizations
- 9 % - businesses.

It should be noted that historically businesses represented the most lucrative segment of the market. Revenues generated by the residential sector account for the bulk (61%) of the total revenues of JSC CenterTelecom as of 2004 start. Businesses accounting for mere 9% of customers account for 32% of the total revenues. Budget funded organizations brings meager 7% of the total revenues.

Negative factors that are likely to adversely affect sales of the issuer's services.

- economy downturn

- decline in solvency of major customers
- stiffer competition of alternative operators.

In such a case the Company will take the following measures:

1. Completion of the build-out of multiservice networks (MSNs) enabling a significant expansion of the range of offered services with simultaneous improvement of quality of service.
2. Implementation of packaged services based on modern multiservice networks
3. Increasing the activated switching capacity and raising the number of subscribers.
4. Utilizing open code software products to enable the workflow and technology processes (particular to ensure functioning of switching equipment).
5. Making use of leasing for expanding the output.
6. Provision of substitute services (In particular, there is a surge observed in proliferation of IP-telephony, that under certain changes in market situation may become a substitute for long-distance service). Migration to packet switching from circuit switching for long-distance service.

Macroeconomic overview of the regions where JSC CenterTelecom is doing business.

The Central Federal District where the Company's interests are focused includes 17 regions with a population of about 20% of Russia's population. Experts estimate the share of CFD (excluding Moscow) in Russia's gross output at 12.8% - in line with fairly high contribution as compared to other Russia's federal districts. In terms of the population living standards the CFD is ranked fourth, while it is only seventh by per capita income among the federal districts. Development level in the regions varies greatly. In the CFD there are fairly well-developed regions, like the Moscow, Yaroslavl, Belgorod region, and rather poorly developed areas like Kostroma, Ivanovo, Orel regions.

Over the past recent years there has been obvious redistribution of revenues from various services in favor of non-traditional services mainly to benefit mobile communications. The CFD is not an exception. Starting from 1999 the share of fixed telephony services in the revenue breakdown has fallen from 87% down to 66% in favor of non-traditional services evolving owing to new communications technology.

Revenues generated by telecommunications show a positive growing trend. Average annual growth rates of income from core operations of telecommunications companies were 140% (some RUR40 billion per year) (source: Goscomstat of RF).

Regions	Current situation (2002)			Forecast for 2006		
	Gross regional product, billion rubles	Population, thousand people	Income of the population, thousand rubles per month	Gross regional product, billion rubles	Population, thousand people	Income of population, thousand rubles per month
Belgorod region	85.3	1,512.4	3,138.9	157.4	1,527.8	12,883.6
Bryansk region	36.5	1,378.9	2,469.8	63.0	1,320.2	9,988.5
Vladimir region	63.3	1,524.9	2,285.7	113.5	1,456.5	8,366.3
Voronezh region	107.1	2,379.0	2,779.3	197.6	2,298.9	9,516.1
Ivanovo region	22.1	1,148.9	1,777.9	37.8	1,087.2	5,962.7
Kaluga region	47.4	1,040.9	2,311.1	87.4	1,001.9	7,435.7
Kostroma region	26.9	737.5	2,794.9	46.0	703.0	12,157.0
Kursk region	48.2	1,235.6	2,762.3	83.2	1,173.3	11,317.7
Lipetsk region	94.2	1,213.4	3,477.7	178.7	1,188.6	15,585.1
Moscow region	424.8	6,627.0	3,850.4	761.9	6,606.0	15,403.6
Orel region	59.5	860.6	2,692.0	115.0	830.9	9,868.7
Ryazan region	58.5	1,228.0	2,641.0	104.9	1,168.98	11,039.4
Smolensk region	35.6	1,050.5	3,471.5	60.9	983.7	15,941.4
Tambov region	58.3	1,179.6	3,080.1	112.7	1,109.48	14,276.9
Tver region	66.4	1,472.6	2,334.3	118.0	1,375.6	8,867.7
Tula region	85.3	1,675.7	2,943.6	157.4	1,587.1	11,891.8
Yaroslavl region	71.3	1,367.7	3,762.4	126.7	1,316.2	16,989.6
Total/average	1390.4*	27,633.2	2,857.2	2,522.1*	26,735.4	11,617.2

The district development follows the general Russian scenario anticipating moderate growth.

In 2002 the gross regional product in the CFD grew 2.5 times as compared to 1999, while average monthly

salary grew by 2.4 times. Industrial output, retail sales and housing construction also grew modestly.

Russia's GDP in 2002 totaled RUR10,863.4 billion (Source: Goscomstat of Russia). The GDP estimate for 2006 is at RUR20,804.6 billion; given the inflation rates forecast according to the Ministry of Economic Development would amount to some USD500 billion.

The Russian Rouble continues to be appreciated: at the end of 2001 the ruble purchasing power stayed at around 80 per cent of the 1995 level. Compounded ruble appreciation over the period 2002-2006 will be about 18 per cent.

General economic and demographic indicators across the regions of the Central Federal District (current situation in 2002 and forecast for 2006)

*** Data on general regional product of the CFD excluding Moscow (Source: Goscomstat of the RF)**

Gross regional product of the CFD excluding Moscow in 2002 was RUR1,390.4 billion. It is expected to reach RUR2,522.1 billion in 2006 with the GRP growth rates of 30 per cent (taking into account the projected inflation rates according to the Ministry of Economic Development).

The Ministry of Economic Development predicted the GDP growth rates of 5 per cent annually during 2002 – 2010, thus resulting in GRP growth of 70-80 per cent by 2010 over the 1999 level. In some years the growth rates may even reach 8-10 per cent; and in the latter case the GRP may exceed the forecast by 2010.

Summing up, the general economic situation in the territory of the Central Federal District is conducive to development and in keeping with Russia's general economic growth trends.

3.2.6 Policies of using current assets and inventories

Ratio	Calculation following guidelines recommended by FCSM of Russia	1999	2000	2001	2002	2003	1Q2004
Turnover ratio (days)	365/Costs/Year average inventories	10.79	10.63	13.26	18.41	17.61	17.98

The issuer's current assets policies are aimed at reducing accounts receivable and inventories, and accelerating the current assets turnover.

3.2.7 Raw materials

As *JSC CenterTelecom core business is provision of telecommunication services, there are no "raw materials" used in the process.*

3.2.8 Major competition

Currently CenterTelecom is doing business in the territory of the Central Federal District in 17 regions (Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula and Yaroslavl regions).

Market share of CenterTelecom regional subsidiaries in the telecom service market in 2003 was 63% (including local cellular operators, but excluding revenues of BeeLine and MTS).

Main competitors of CenterTelecom are national carriers. Their combined market share depending on the service type and the region is varying from 1 to 18%. Comincom company is successfully promoting its services in the Black-Soil area.

Private network operators are less threatening. Their share is significant in the long-distance market and Internet access, while in the local telephony market their exposure is fairly limited. Particularly, TransTelecom pursues aggressive policy. As these operators are focused on corporate interests, CenterTelecom does not expect tough competition on their part.

As far as the cellular companies are concerned they are searching for entries to other market segments, particularly for routing long-distance traffic originated by their subscribers, though the volume of drawn traffic is rather small. Despite rapid development of cellular operators further shift in long-distance communications in their favor is not expected, as the solvent demand under the effective rates are virtually satisfied. Cellular operators may present a serious threat to CenterTelecom in local telephony and long-distance service only if they drastically cut their rates. Analysts do not expect such changes in the tariff policies to happen.

Local operators themselves are not competitors of the MegaRegional Company JSC CenterTelecom (henceforth MRC), as their operation areas are limited, though they are prospective partners for national and

private network operators. It should be noted that CenterTelecom's strategic plans envisage changing terms and conditions of interconnection with these carriers to use local operators as channels for promotion of CenterTelecom's services (if the ownership structure of local operators does not ensure control of national operators over them).

Despite active pushing of competitors of CenterTelecom to regional markets CenterTelecom continues to gather substantial infrastructural and financial capacity while for majority of alternative operators this is impossible to achieve.

Strengths of these competitors:

- technical, financial and intellectual potential;
- expertise in aggressive business policies;
- flexible pricing and tariff policies;
- customer focused;
- carry no social obligation.

Weaknesses of the competitors:

- poor network infrastructure or total lack of it, and as consequence resorting to leased circuits from CenterTelecom;
- as subscriber base expands quality of service suffers;

One of the recent threatening trends for JSC CenterTelecom on the telecom market is consolidation of operators, e.g. Equant took over Global One, while Teleross, Sovintel, Combellga and Comincom were merged into GoldenTelecom.

JSC CenterTelecom was set up in December 2002, the Company market share was estimated starting from 2003. As at the start of 2003 JSC CenterTelecom's market share was around 70%.

3.2.9 Licenses granted to the issuer

Register of Licenses
Licensees issued by the Ministry of the Russian Federation for Communications and Information

#	License title (terms and conditions of activities)	License Number	Date of the license registration in the Unified Register of Telecommunications Licenses	Valid till	Coverage area
1.	Provision of local and intra tariff band telephone service	# 24064	24.10.2002	24.10.2012	Central Federal District
2.	Provision of international and domestic long-distance telephone services	# 23250	14.11.2002	14.11.2007	Central Federal District
3.	Lease of communications channels:	# 23247	14.11.2002	14.11.2007	Central Federal District
4.	Data services-	# 23248	14.11.2002	14.11.2007	Central Federal District
5.	Provision of telematic services	# 23249	14.11.2002	14.11.2007	Central Federal District
6.	Provision of telegraph services	# 24065	14.11.2002	14.11.2007	Central Federal District
7.	Broadcasting of sound programs on wireline network	# 24339	14.11.2002	14.11.2007	Belgorod, Bryansk, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tambov, Tver, Tula, Yaroslavl regions.
8.	Wireline sound program broadcasting: - broadcasting of sound programs on wireline network	#25058	07.02.2003	07.02.2008	Vostochny community, Severnoe, Nekrasovka, township of Kosino of the metropolitan Moscow
Provision of cellular communications services					
9.	Provision of cellular telephone service in 450 MHz	# 24066	14.11.2002	14.11.2005	Ivanovo region
10.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 30244	30.12.2003	30.12.2013	Ivanovo region
11.	Provision of cellular telephone service in 450 MHz band	# 24067	14.11.2002	14.11.2005	Kostroma region
12.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 30245	30.12.2003	30.12.2013	Kostroma region

13.	Provision of cellular telephone service in 900 MHz band	# 24069	14.11.2002	01.03.2006	Tambov region
14.	Provision of cellular telephone service in 800 MHz band	# 24070	28.11.2002	28.10.2005	Tula region
15.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 24068	14.11.2002	14.11.2005	Yaroslavl region
16.	Provision of cellular telephone service in 450 MHz band (using IMT-MC)	# 30246	30.12.2003	30.12.2013	Yaroslavl region
	Personal paging services				
17.	Personal radio paging	# 23251	14.11.2002	14.11.2005	Ivanovo region
18.	Personal radio paging	# 23252	14.11.2002	14.11.2005	Yaroslavl region
	Mobile radio communications services				
19.	Mobile radio telephone service	# 24325	14.11.2002	14.11.2007	Belgorod region
20.	Mobile radio telephone service	# 24326	14.11.2002	14.11.2007	Vladimir region
21.	Mobile radio telephone service	# 24327	14.11.2002	14.11.2007	Voronezh region
22.	Mobile radio telephone service	# 24328	14.11.2002	14.11.2007	Ivanovo region
23.	Provision of radio telephone communications services	# 24695	30.12.2002	30.12.2007	Ivanovo region
24.	Mobile radio telephone service	# 24329	14.11.2002	14.11.2007	Kaluga region
25.	Mobile radio telephone service	# 24330	14.11.2002	14.11.2007	Kursk region
26.	Mobile radio telephone service	# 24331	14.11.2002	14.11.2007	Lipetsk region
27.	Mobile radio telephone service	# 24332	14.11.2002	14.11.2007	Moscow region
28.	Mobile radio telephone service	#.14297	09.03.2000	09.03.2005	Moscow region, Stupino area
29.	Mobile radio telephone service	# 24333	14.11.2002	14.11.2007	Orel region
30.	Mobile radio telephone service	# 24334	14.11.2002	14.11.2007	Ryazan region
31.	Mobile radio telephone service:	# 24335	14.11.2002	14.11.2007	Smolensk region
32.	Mobile radio telephone service	# 24336	14.11.2002	14.11.2007	Tver region
33.	Mobile radio telephone service	# 24337	14.11.2002	14.11.2007	Tula region
34.	Mobile radio telephone service	# 24338	14.11.2002	14.11.2007	Yaroslavl region
	TV and radio program broadcasting				
35.	On-air broadcasting of sound programs	# 16541	17.10.2000	17.10.2005	Vladimir region
36.	On-air broadcasting of sound programs	# 23262	01.08.2002	01.08.2007	Voronezh region

37.	On-air broadcasting of sound programs	# 21497	14.03.2002	14.03.2007	Ivanovo region
38.	Broadcasting of sound and TV programs on cable TV networks	# 23533	29.08.2002	29.08.2007	Ivanovo city
39.	TV program broadcasting on Cable TV network	# 27631	18.08.2003	20.08.2006	Vorotynsk community, Babyninski area, Kaluga region
40.	On-air broadcasting of sound programs	# 17394	15.02.2001	15.02.2006	Kaluga region
41.	On-air broadcasting of TV programs	# 28681	31.10.2003	27.08.2008	Kaluga region
42.	On-air broadcasting of TV programs	# 13402	30.11.99	30.11.2004	Kostroma region
43.	TV and sound program broadcasting on a Cable TV network	# 28953	12.11.2003	12.11.2006	Kostroma region
44.	On-air broadcasting of TV programs	# 14429	09.03.2000	09.03.2005	Schigry community, Kursk region
45.	On-air broadcasting of sound programs	# 23557	29.08.2002	29.08.2007	Kursk region
46.	TV program broadcasting on Cable TV network	# 11786	19.03.1999	19.03.2004	Kursk city
47.	On-air broadcasting of sound programs	# 23543	29.08.2002	29.08.2007	Lipetsk region
48.	On-air broadcasting of TV programs	# 23924	04.10.2002	04.10.2007	Towns of Serpukhov, Chekhov of the Moscow region
49.	On-air broadcasting of TV programs	# 20413	10.12.2001	10.12.2006	Towns of Istra, Orekhovo-Zuevo of the Moscow region
50.	On-air broadcasting of sound programs	# 15423	09.06.2000	09.06.2005	the Moscow region
51.	Provision of TV and sound program broadcasting on a Cable TV network	# 28932	12.11.2003	12.11.2006	Towns of Kolomna, Losino-Petrovski, Orekhovo-Zuevo and Orekhovo-Zuevo area of the Moscow region
52.	On-air broadcasting of sound programs	# 18299	18.05.2001	18.05.2006	Tambov region
53.	On-air broadcasting of sound programs	# 14884	07.04.2000	07.04.2005	Tver region
54.	Broadcasting of sound and TV programs on cable TV networks	# 12225	31.05.1999	31.05.2004	Yaroslavl region
55.	On-air broadcasting of sound programs	# 26670	05.06.2003	05.02.2008	Yaroslavl city and adjacent communities of the Yaroslavl region

Licenses issued by the Ministry of the Russian Federation for Publishing, TV and radio broadcasting and mass media.

#	License title	License number	Media entity	Mass media type	Date of issue	Valid till	License coverage area

1.	TV program broadcasting	# 7585	Novokhoperskie Zori	On-air sound program broadcasting	27.08.2003	30.11.2005	The Voronezh region (Yelan'-Koleno and neighboring communities, Novokhopersk and neighboring communities)
2.	TV broadcasting	# 7696	Ternovskaya wave	On-air radio broadcasting	08.10.2003	29.04.2008	Ternovka community, Voronezh region
3.	Sound program broadcasting	# 7509	Iva-Radio	On-air sound program broadcasting	24.07.2003	08.04.2004	Ivanovo region (towns of Vychuga, Furmanov, Shuya, Yuzha and their neighboring communities)
4.	Sound program broadcasting	# 7508	Iva-Radio	Wireline sound program broadcasting	24.07.2003	24.07.2008	Ivanovo city, Ivanovo region
5.	TV broadcasting	# 7655	Cable TV network of Ivanovo region	Cable TV	23.10.2003	23.10.2008	Ivanovo city
6.	TV broadcasting	# 7586	Kaluzhskaya Soil	On-air TV	27.08.2003	27.08.2008	Town of Lyudinovo, Kaluga region neighboring communities)
7.	Sound program broadcasting	# 7339	Radio Elex	Wireline sound program broadcasting	28.05.2003	11.11.2004	Kaluga city
8.	Sound program broadcasting	# 7220	Kursk-Channel-Melodia	Wireline sound program broadcasting	24.04.2003	14.02.2006	Kursk city, Kaluga region
9.	TV broadcasting	# 7466	Cable TV Kurskelektrosvyaz	Cable TV	08.07.2003	11.07.2005	Kursk city
10.	Radio broadcasting	# 7738	LipetskinformRadio	Wireline radio	20.09.2003	20.09.2008	Lipetsk city and the Lipetsk region
11.	Radio broadcasting	# 8094	Informsvyaz	On-air sound broadcast	23.01.2004	23.01.2009	Communities: Volovo, town of Dankov, Dobrinka, Izmalkovo, Ploty, Terbuny, Usman', Chaplygin of the Lipetsk region
12.	Sound program broadcasting	# 7265	Priokskie Zori	Wireline sound program broadcasting	12.05.2003	01.06.2005	Ryazan city
13.	Sound program broadcasting	# 7192	Radio Chance	On-air sound program broadcasting	18.04.2003	16.07.2007	Yaroslavl city and neighboring communities (transmitter located in Dubki)
14.	Sound program broadcasting	# 7246	Radio Chance	Wireline sound program broadcasting	05.05.2003	24.10.2007	Yaroslavl city
15.	TV program broadcasting	# 7195	The Third Planet	Cable TV	18.04.2003	07.05.2006	Yaroslavl city

Licenses for non-core activities

#	License title	License number	Date of license registration	Valid till	License coverage area	License issuing authorities
1.	*Construction of building of I and II level of responsibility pursuant to the government standards*	*GS-1-99-02-27-0-5000000970-003321-1*	*05.12.2002*	*05.12.2007*	*Russian Federation*	*Gosstroy of Russia (Construction regulation agency)*
2.	*Design and of buildings and facilities of I and II level of responsibility pursuant to the government standards*	*GS-1-99-02026-0-5000000970-003320-1*	*05.12.2002*	*05.12.2007*	*Russian Federation*	*Gosstroy of Russia (Construction regulation agency)*
3.	*Surveying*	*MOG – 01056*	*21.11.2002*	*21.11.2007*	*Kursk and Tambov regions*	*Federal Agency for Geodesics and Mapping*
4.	*Mapping (map drawing)*	*MOG – 01057*	*21.11.2002*	*21.11.2007*	*Kursk and Tambov regions*	*Federal Agency for Geodesics and Mapping*
5.	*Medical care*	*0824*	*03.02.2003*	*03.02.2008*	*Kursk region*	*Public Health Committee of Kursk region*
6.	*Medical care*	*0211/00841*	*20.12.2003*	*20.12.2008*	*Tula region*	*Public Health Department of Tula region*
7.	*Medical care*	*721*	*18.11.2002*	*26.04.2008*	*Yaroslavl region*	*Public Health and Pharmacy Department of Yaroslavl region Administration*
8.	*Education activities under education programs*	*# 54276*	*11.08.2003*	*12.08.2006*	*Moscow region*	*Ministry of Education of Moscow region*
9.	*Education*	*76242502/l 0508*	*17.12.2002*	*15.08.2007*	*Yaroslavl region*	*Education Department of Yaroslavl region Administration on behalf of Yaroslavl region Administration*
10.	*Fire alarm and extinguishing*	*# 1 /00818*	*21.02.2003*	*21.02.2008*	*Russian Federation*	*Ministry of the Russian Federation for Civil Defense, Emergencies, coping with natural disasters Fire fighting department*

11.	*Installation, repair, and maintenance of fire fighting equipment and tools for building and facilities*	*# 2/ 01455*	*21.02.2003*	*21.02.2008*	*Russian Federation*	*Ministry of the Russian Federation for Civil Defense, Emergencies, coping with natural disasters Fire fighting department*
12.	*Operation of electric power grids*	*50007938*	*28.04.2003*	*27.04.2008*	*Russian Federation*	*Ministry of Power Industries of the Russian Federation*
13.	*Retail sales of alcoholic liquor*	*BRN AR 06009*	*23.12.2002*	*23.12.2005*	*Bryansk region*	*Licensing Committee of Bryansk region*
14.	*Repair of measurement devices*	*# 001500-R*	*03.03.2004*	*03.03.2009*	*Russian Federation*	*State Committee of RF for Standardization and Metrology*
15.	*Geologic exploration and site production of field fresh water for drinking and other purposes*	*172/KOS 53172 VE*	*14.07.2003*	*01.01.2020*	*Plot of land and underground near Gomonikha village in Krasnosel'ski area of the Kostroma region*	*Office for Kostroma region of the Ministry of Natural Resources of the RF*
16.	*Activities related to handling information containing state secrets*	*№ 5500*	*16.12.2003*	*16.12.2008*	*6 Degtiarny Per., build. 2, GSP-3, Moscow, Russia*	*Local office for Moscow city and Moscow region of the Federal Security Service*
17.	*Activities related to provision of services and actions for the purpose of state secret protection*	*№ 5501*	*16.12.2003*	*16.12.2008*	*6 Degtiarny Per., build. 2, GSP-3, Moscow, Russia*	*Local office for Moscow city and Moscow region of the Federal Security Service*
18.	*Operation and maintenance of explosion-hazard production facilities*	# 00-EV-002491 (C)	25.03.2004	25.03.2009	*Russian Federation*	*Federal industrial and mining supervisory body of Russia*

If a renewal is required the application for renewal shall be filed not later than 2 months and not earlier than 6 months before expiry of the license.

As a rule JSC CenterTelecom is able to secure license renewals.

3.2.10 Joint activities in partnership

No joint partnership activities

3.2.11 Additional requirements to be met by issuers for which telecom service provision is the core activities.

a) Licenses to render telecommunications services

Licenses issued by the Ministry of the Russian Federation for Telecommunications and Information

#	License title	License number	Conditions of activities	Subscriber base (the data according to terms and conditions of activities under relevant license)	Date of registration in the Unified register of telecommunications licenses	Valid till
1.	Provision of local and intra tariff band telephone service	# 24064	- local and intra tariff band public telephone service - telephone service using intelligent network features.	Total installed switching capacity at least 6,657,000 lines	24.10.2002	24.10.2012
2.	Provision of international and domestic long-distance telephone services (at public telephone offices and public pay phones).	# 23250	- local, domestic long-distance and international public telephone services at public telephone officers and using a network of payphones	Total installed capacity at 30,044 public payphones and 3,837 public telephone offices.	14.11.2002	14.11.2007
3.	Lease of telecommunications channels	# 23247	- provision to customers of local, long-distances channels and links, channels for TV and sound programs, circuits for transmission of telecommunications signals.	Total number of provisioned voice-frequency channels, digital bearers including in network paths is 11,083	14.11.2002	14.11.2007
4.	Data services	# 23248	- public data network services	Installed switching capacity should ensure connection of at least 257,460 users by the expiry, at least 119,338 users must be connected by the end of 2003.	14.11.2002	14.11.2007
5.	Provision of telematic services	# 23249	- public telematic services (e-mail, access to directory services, fax transmission, message handling service, voice mail services, speech message service, audio and video conference call service);	Installed switching capacity shall ensure connection of at least 502,115 users by the license expiry, including at least 270,156 users by the end of 2003. Throughput of voice by the license expiry date shall be at least 2,986 simultaneous calls and at least 970 calls by the end of 2003. Number of participants in a video-conference call shall be 603. Number of public studios for users by the license expiry at least 1,097 and at least 664 by the end of 2003	14.11.2002	14.11.2007

6.	Provision of telegraph services	# 24065	- telegraph services (receive/transmit, delivery of telegrams, AT/telex network services)	Installed capacity of telegraph switching facilities should ensure meeting the demand for the telegraph services in the licensed territory.	14.11.2002	14.11.2007
7.	Provision of sound program broadcasting over a wireline network	# 24339	- broadcasting of sound program over a wireline network	-	14.11.2002	14.11.2007
8.	Provision of sound program broadcasting over a wireline network	#25058	- broadcasting of sound program over a wireline network	-	07.02.2003	07.02.2008
9.	Provision of cellular telephone service in 450 MHz band	# 24066	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2,000 lines and 10%, by the end of 2005: 3,000 lines and 60%.	14.11.2002	14.11.2005
10.	Provision of cellular telephone service in 450 MHz band using IMT-MC	#30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6,000 lines, by 2013 – 16,000 lines	30.12.2003	30.12.2013
11.	Provision of cellular telephone service in 450 MHz band	# 24067	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 2,000 lines and 10%, by the end of 2005: 3,000 lines and 60%.	14.11.2002	14.11.2005
12.	Provision of cellular telephone service in 450 MHz band using IMT-MC	#30245	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6,000 lines, by 2013 – 16,000 lines	30.12.2003	30.12.2013
13.	Provision of cellular telephone service in 900 MHz band	# 24069	- cellular public telephone service using GSM standard in 900 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 80,000, 80% coverage.	14.11.2002	01.03.2006
14.	Provision of cellular telephone service in 800 MHz band	# 24070	- cellular public telephone service using GSM standard in 800 MHz band	Installed network capacity and coverage as at 01.01.2006: at least 1,000, 100% coverage.	28.11.2002	01.10.2006
15.	Provision of cellular telephone service in 450 MHz band	# 24068	- cellular public telephone service using GSM standard in 450 MHz band	Installed network capacity and coverage by the end of 2004: 3,000 lines and 15%, by the end of 2005: 10,000 lines and 60%.	14.11.2002	14.11.2005
16.	Provision of cellular telephone service in 450 MHz band using IMT-MC	#30244	- cellular digital radio telephone service in 450 MHz band using IMT-MC technology	Installed network capacity by 2007: 6,000 lines, by 2013 – 16,000 lines	30.12.2003	30.12.2013
17.	Personal radio paging service	# 23251	- personal radio paging on public telecommunications network	Upper limit– 10,000, using the frequency of 159,6375 MHz.	14.11.2002	14.11.2005

18.	Personal radio paging service	# 23252	- personal radio paging on public telecommunications network	Upper limit– 20,000, using the frequency of 157,225 MHz, 165,000 MHz.	14.11.2002	14.11.2005
19.	Mobile radio telephone service	# 24325	- mobile radio telephone service on public telecommunications network	Upper limit of number of subscribers is 300 using 330 MHz band	14.11.2002	14.11.2007
20.	Mobile radio telephone service	# 24326	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 500, using 330 MHz band	14.11.2002	14.11.2007
21.	Mobile radio telephone service	# 24327	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 1,800, using 330 MHz band	14.11.2002	14.11.2007
22.	Mobile radio telephone service	# 24328	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 800, using 330 MHz band	14.11.2002	14.11.2007
23.	Provision of radio-telephone service	# 24695	- radio-telephone service over a public network	Installed capacity by 2007 end – at least 600 lines in 828-831 MHz and 873-876 MHz bands	30.12.2002	30.12.2007
24.	Mobile radio telephone service	# 24329	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number is 480, using 330 MHz band	14.11.2002	14.11.2007
25.	Mobile radio telephone service	# 24330	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
26.	Mobile radio telephone service	# 24331	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007
27.	Mobile radio telephone service	# 24332	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 4000, using 330 MHz band	14.11.2002	14.11.2007
28.	Mobile radio telephone service	# 14297	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 150, of which 50 entitled to be connected to user corporate network.	09.03.2000	09.03.2005
29.	Mobile radio telephone service	# 24333	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 200, using 330 MHz band	14.11.2002	14.11.2007
30.	Mobile radio telephone service	# 24334	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
31.	Mobile radio telephone service	# 24335	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 500, using 330 MHz band	14.11.2002	14.11.2007
32.	Mobile radio telephone service	# 24336	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 270, using 330 MHz band	14.11.2002	14.11.2007
33.	Mobile radio telephone service	# 24337	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 900, using 330 MHz band	14.11.2002	14.11.2007
34.	Mobile radio telephone service	# 24338	- mobile radio telephone service on public telecommunications network	Upper limit of subscriber number 400, using 330 MHz band	14.11.2002	14.11.2007

35.	On-air broadcasting of sound programs	# 16541	- on-air broadcasting of sound programs	-	17.10.2000	17.10.2005
36.	On-air broadcasting of sound programs	# 23262	- on-air broadcasting of sound programs	-	01.08.2002	01.08.2007
37.	On-air broadcasting of sound programs	# 21497	- on-air broadcasting of sound programs	-	14.03.2002	14.03.2007
38.	Broadcasting of sound and TV programs on cable TV networks	# 23533	- broadcasting of sound and TV programs on cable TV networks	Up to 10 thousand subscribers	29.08.2002	29.08.2007
39.	TV program broadcasting on Cable TV network	# 27631	- broadcasting of TV programs on cable TV networks	Up to 1.3 thousand subscribers	18.08.2003	20.08.2006
40.	On-air broadcasting of sound programs	# 17394	- on-air broadcasting of sound programs	-	15.02.2001	15.02.2006
41.	On-air broadcasting of TV programs	# 28681	- on-air broadcasting of TV and sound programs	-	31.10.2003	27.08.2008
42.	On-air broadcasting of TV programs	# 13402	- On-air broadcasting of TV and sound programs	-	30.11.99	30.11.2004
43.	On-air broadcasting of TV programs over cable TV network	№ 28953	- Provision of on-air broadcasting of TV programs over cable TV network	Up to 60,000 subscribers	12.11.2003	12.11.2006
44.	On-air broadcasting of TV programs	# 14429	- On-air broadcasting of TV programs	-	09.03.2000	09.03.2005
45.	On-air broadcasting of sound programs	# 23557	- on-air broadcasting of sound programs	-	29.08.2002	29.08.2007
46.	TV program broadcasting on Cable TV network	# 11786	- broadcasting of TV programs on a Cable TV network	Up to 30 thousand subscribers	19.03.1999	19.03.2004
47.	On-air broadcasting of sound programs	# 23543	- on-air broadcasting of sound programs	-	29.08.2002	29.08.2007
48.	On-air broadcasting of TV programs	# 23924	- On-air broadcasting of TV programs	-	04.10.2002	04.10.2007
49.	On-air broadcasting of TV programs	# 20413	- On-air broadcasting of TV programs	-	10.12.2001	10.12.2006

50.	On-air broadcasting of sound programs	# 15423	- on-air broadcasting of sound programs	-	09.06.2000	09.06.2005
51.	On-air broadcasting of TV and sound programs over cable TV network	# 28932	- provision of on-air broadcasting of TV and sound programs over cable TV network	68,000 subscribers	12.11.2003	12.11.2006
52.	On-air broadcasting of sound programs	# 18299	- on-air broadcasting of sound programs	-	18.05.2001	18.05.2006
53.	On-air broadcasting of sound programs	# 14884	- on-air broadcasting of sound programs	-	07.04.2000	07.04.2005
54.	Broadcasting of sound and TV programs on cable TV networks	# 12225	- broadcasting of sound and TV programs on cable TV networks	Up to 120 thousand subscribers	31.05.1999	31.05.2004
55.	On-air broadcasting of sound programs	# 26670	- on-air broadcasting of sound programs	-	05.06.2003	05.02.2008

A possibility and conditions for renewal of these licenses are linked to license holder performance without gross violations, which is confirmed by regular checks performed by Gossvyaznadzor (Telecommunications Supervisory authorities).

b) Telecommunications networks

- **Local telecommunications**

JSC CenterTelecom is the principal operator in the telecom market of central Russia for provision of an access to the local telephone network.

JSC CenterTelecom is the largest among MultiRegional telecommunications companies created in 2002. The Company owns a well developed telecommunications infrastructure in the most densely populated area of Russia, accounting for 20% of Russia's total population.

The Company operates in 17 constituents entities of the Russian Federation.

JSC CenterTelecom provides a wide range of services, like POTS, Internet, data, on-air and Cable TV, wireline and UHF radio, lease of channels and other resources, etc. The Company also offers public network interconnection to other operators.

Installed switching capacity of JSC CenterTelecom telephone network as of April 1, 2004 is 6,543,829 subscriber lines.

Nowadays local telephone networks constitute a complex system with some 9,000 switches of different makes. Telecommunications network of JSC CenterTelecom is constantly improved and modernized. New digital exchanges and switching nodes are brought into service, digital links and microwave lines are built. Capacity of digital switches accounts for 42.5% of the total installed switching capacity. Installation of modern digital switches both locally made and from foreign vendors not only expands network switching capacity but also makes it possible to offer a wider range of services, including Internet, ISDN, data, etc. In 1Q2004 153,921 lines were installed and put into operation at telephone exchanges, of which 143,739 lines at urban switches, and 10,182 at switches in rural areas.

Urban telephone lines account for 85 % of the total PSTN capacity of JSC CenterTelecom, while capacity of rural networks makes up the rest (15%); evidencing a clear dominance of urban telephone networks in the overall structure of local telecommunications of the Company.

Cable and linear assets of the local networks of JSC CenterTelecom are installed and used for provision of services according to licenses. Total length of the cable links is 715,239 km, and the figure is constantly growing, of which some 4.992 thousand are fiber-optic links.

- **Long-distance telecommunications**

JSC CenterTelecom offers domestic long-distance and international telecommunication services based on agreements with Russia's leading long-distance carrier – OJSC Rostelecom.

Traffic between local telephone networks and trunk network of Rostelecom is routed via long-distance exchanges. At the moment JSC CenterTelecom owns 25 such switches. Both fiber-optic and microwave links are used for trunk links and distribution networks.

The total length of long-distance telephone channels is 37,536.8 thousand channel x km. The length of intra band trunk transmission channels is 34,637.45 thousand channel x km, including 10,748.8 of fiber-optic links laying a solid basis for provision of high-quality digital channels and trunk links. Only certified for compliance and meeting strict requirements fiber-optic cables are used.

Installed capacity of long-distance telephone switches is 113,575 ports.

All local centers and key regional cities have an access to IDD telephone service. The Company bills its customers for long-distance services, collects payments in respect of the services rendered, and settles accounts with Rostelecom for carrying long-distance traffic.

SUMMARY

of radio frequencies allocated by State radio-frequency agency for provision of telecommunications services using radio-electronic means in the Central Federal District of the Russian Federation

In order to provide telecommunications services using means of radio-electronic communications the following frequency resources were allocated to JSC CenterTelecom:

1. To provide on-air TV and radio broadcasting (TV and sound program on-air broadcasting) in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Tambov, Tver, Yaroslavl regions – altogether 132 radio frequency assignments, executed in 42 permits granted by the Federal State Unitary Enterprise Main Radio Frequency Center and Ministry of Communications (the "permits").
2. To provide cellular radio-telephone services using NMT-450 standard in the territory of Ivanovo, Kostroma

and Yaroslavl regions – altogether 440 frequency assignments, executed in 8 permits.

3. To provide cellular radio-telephone services in the territory of Tambov region:
   using GSM-900 – altogether 712 frequency assignments in 6 permits;
   using GSM-1800 standards – 36 frequency assignments in one permit.
4. To provide cellular radio-telephone services using AMPS/DAMPS standards in the territory of Tula – altogether 24 frequency assignments in one permit.
5. To provide mobile radio-telephone service using MRT 1327 (Altay) standard in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tver, Tula, Yaroslavl regions – altogether 910 frequency assignments in 27 permits.
6. To provide personal radio-paging services in the territory of the Ivanovo and Yaroslavl regions – altogether 15 frequency assignments in two permits.
7. To provide local telephony services using wireless access systems in the territory of the Belgorod, Vladimir, Voronezh, Ivanovo, Kaluga, Kostroma, Kursk, Lipetsk, Moscow, Orel, Ryazan, Smolensk, Tula regions – altogether 228 radio frequency assignments (radio channels) in 65 permits.

Additionally, 456 frequency assignments in 102 permits were secured for provisioning of transmission systems on local and trunk lines using microwave facilities.

3.4 Plans of future activities of the issuer

(development of new products and services)

Expanding the range of offered services is at the moment one of the paramount tasks of the business development.

Packet switching services are among the most promising, as comprising the whole range of services offered by the Company, and contribute to raising customer value and profitability. The following priorities can be identified in the context of packet services:

- bundling services in pre-set packages using multiservice network capabilities targeting specific user groups (small and medium businesses in the first place);
- Internet plus telephony via xDSL, and fixed and mobile service integration can be offered as basic packages.

Intelligent Network services (IN services)

Western telecom companies observe exponential growth of IN (Call Centers in particular). Currently services like personal portable number, toll free 800-numbers, Virtual Private Networks (VPN) are in high demand. Call Centers are particular promising, as such a Center can be efficiently used initially for the Company's own needs, like telemarketing, HelpDesk, support of card platforms, and generating new revenues through offering outsourcing to businesses. In future Call Center features will be expanded to offer outsourcing.

At the moment it is already determined in which regions of the CFD Call Centers will be established. The main Call Center (50 operator positions) – based on Moscow subsidiary of JSC CenterTelecom (2004).

Regional Call Centers based on the following subsidiaries of JSC CenterTelecom

1st implementation stage (2004)

- Kaluzhski (30 operator positions)
- Yaroslavski (30 operator positions)

2nd implementation stage (late 2004 – 2005)

- Voronezhski (30 operator positions
- Tulski (20 operator positions)
- Belgorodski (20 operator positions)
- Vladimirski (20 operator positions).
- Research and studies to identify most attractive subsidiaries for implementing Call Centers current status: fulfilled

The following milestones for implementing Call Centers have been successfully reached:

- Gathering initial data for the project of network distributed Call Center;
- Drafting requirements to be met by the equipment supplier and software vendor for implementing the network Call Center;
- Selection of the equipment supplier and software vendor for implementing the network Call Center;
- Signing of a contract for supply of the Call Center equipment and software.

Pre-paid phone cards are convenient and accepted by customers means for making payments. Besides it is a beneficial for the operator way of collecting payments, as payments are made in advance improving profit margins. Cards are on sale in various locations, in addition to points of making payments, thus the latter will be less likely overloaded.

A universal card is particularly promising, as in addition to other benefits it will drive the demand for various services.

Scheduled development and modernization of local and trunk networks are ongoing based on advanced modern technologies. In 1Q2004 switching facilities with installed capacity of 15,3521 lines were commissioned for service. A general framework agreement was concluded with JSC Giprosvyaz for design of upgrade and extension of long-distance telephone switches in Tula and Yaroslavl, and implementation of Call Center.

Transformation of public telecommunications networks into multiservice networks offering a variety of services is the strategic line of network development.

Large-scale deployment of multiservice network continued according to plans of JSC CenterTelecom to enable consolidation of the Company position (Internet access, packet switching telephony, data) and meet the demand for these service of individuals, private companies and government bodies.

Current stages of expansion of multiservice networks will be completed in 3 subsidiaries of JSC CenterTelecom: Kaluzhski, KostromaTelecom and Belsvyaz. JSC CenterTelecom pays significant attention to economic efficiency of these projects to achieve average pay-back term of no more than 3 years.

In Moscow subsidiary of JSC CenterTelecom construction of some 37 km of fiber-optic cable links are scheduled for completion between cities of Chekhov and Podolsk and 51 km transmission links will be brought into service by Bryansksvyazinform.

By the quarter end 48,685 access lines will be commissioned for service with investment totaling RUR2,054,168 thousand (including equipment worth RUR1,107,976 thousand and construction and installation works worth RUR851,525 thousand).

JSC CenterTelecom also continues deployment of a corporate data network to unite local networks of subsidiaries with the General Directorate and ensure reliable communications enabling functioning of the single corporate information infrastructure. Deployment of the network shall be completed shortly allowing JSC CenterTelecom's migration within new future to new information technologies to be used in managing the Company.

3.5 The issuer's participation in industrial, banking and financial groups, holdings, concerns and associations.

1. Organization: ***Association of operators providing telecommunications services by way of public payphones, equipment manufacturers, research and development institutes, design and implementation institutions in telecommunications industry (ATO).***

Joined in (year): 2001

Role and functions of the Issuer in the organization: ***Member of the association. Functions as provided by the Charter of ATO. Membership in the association shows intentions and agreement of members of association to coordinate their effort with those of other members in deployment, development and operation of payphone network in accordance with the Charter of ATO.***

2. Organization: ***Association of operators of federal business service Iskra.***

Joined in: ***2001***

Role and functions of the Issuer in the organization: ***Member of the association. Making use of Iskra network services.***

3. Organization: ***Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia.***

Joined in: ***1997***

Role and functions of the Issuer in the organization: ***Co-founder of a not-for-profit organization - Association of joint-stock telecommunications companies of the Central Black-Soil area of Russia. The association was established by telecommunications enterprises based on equality of its members in order to coordinate their activities in the Central Black-Soil area of Russia to pursue a consistent policy in development of telecom systems and facilities in the coverage areas, to provide assistance to members in efficient fund raising and appropriation of financial resources to implement federal, regional and local programs and projects, and protect their interests in relationships with state authorities and bodies, businesses and other agents.***

4. Organization: ***Association of operators of CDMA networks.***

Joined in: ***1998***

Role and functions of the Issuer in the organization: ***Functions according to the charter.***

5. Organization: ***Association of quality of service control in telecommunications and informatics – International Congress of quality in telecommunications.***

Joined in: ***2001***

Role and functions of the Issuer in the organization: ***Member of the association. The association arranges and conducts an annual International congress Quality of new millennium telecommunications.***

6. Organization: ***International association of cellular operators GSM MoU.***
Joined in: ***1998***
Role and functions of the Issuer in the organization: ***Member of the association. Functions according to the charter.***

7. Organization: ***Association of Russian GSM operators.***
Joined in: ***2000***
Role and functions of the Issuer in the organization: ***Member of the association. Functions according to the charter.***

8. Organization: ***Association of document transmission providers.***
Joined in: ***1996***
Role and functions of the Issuer in the organization: ***Member of the association. Participation in rollout of document transmission services.***

9. Organization: ***Volga regional association of telecommunications and IT engineers Teleinfo***
Joined in: ***1993***
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***

10. Organization: ***Association of joint-stock telecommunications companies of the Central area.***
Joined in: 1995
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***

11. Organization: ***Kaluzhskaya regional Association of manufacturers and entrepreneurs Region.***
Joined in: 1994
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***

12. Organization: ***Paging Association.***
Joined in: 1996
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***

13. Organization: ***International association MART***
Joined in: 2002
Role and functions of the Issuer in the organization: ***Member of the Association. Functions according to the charter.***

3.6 Daughter and affiliated businesses/companies of the issuer

#	Full name of the organization	Abbreviated name of the organization	Location	Basis for recognition of the organization as daughter of or affiliated to JSC CenterTelecom	Activities	Importance of the company for the activities of the issuer	Center Telecom's interest in the Charter Capital of the organization (%)	Percentage of the organization's ordinary shares owned by Center Telecom	Interest owned by the affiliated/ daughter organization in the authorized (charter) capital of JSC Center Telecom (%)
Daughter companies									
1	Limited Liability Company TelecomStroy	TelecomStroy LLC	2 2nd Minski Pereulok, Ivanovo, 153017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	- construction and repair	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	Interest 100%	
2	Limited Liability Company Teleport-Ivanovo (TPI)	Teleport-Ivanovo LLC	90 Tashkentskaya Street, Ivanovo, 153032, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	-data network services; -cellular and paging services; -trade in telecommunications equipment	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	100	

3	Limited Liability Company Telecom-Terminal	Telecom-Terminal LLC	13 Lenina Prospect, Ivanovo, 153000, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	-trade in terminal devices; -repair of terminal devices	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	100	
4	Limited Liability Company MobilCom	MobilCom LLC	40 Gorkogo Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Trunking services to legal entities and individuals in the Vladimir region	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	100	Interest	
5	(Public) Joint-Stock Company Russian Telecommunications Network	JSC RTS	2/15 Maroseyka Street, Moscow, 101000, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services system integration for deployment of corporate networks,, including supply of telecom equipment	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	88.45	88.45	0

6	Limited Liability Company VladPage	VladPage LLC	42 Gorkogo Street, Vladimir, 600017, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Personal radiopaging service in Vladimir and the region, using ROSSAG standard and 157.925 Hz frequency.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	75	75	
7	Private Joint-Stock Company CenterTelecom Service	JSC ate JSC CenterTelecom Service	23 Proletarskaya Street, office 101, Khimki, Moscow region, 141400, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	75	75	
8	Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga	Svyaz-Service-Irga LLC	20 Lermontovskaya Street, Office 13, Ryazan, 390046, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Repair and maintenance of telecom equipment, implementation, manufacturing, repair, maintenance of equipment, systems and devices for telephony and radio communications	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	70	70	

9	Private Joint-Stock Company Svyazproekt	Private JSC Svyazproekt	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	design of telecommunications facilities	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	53	32	
10	Private Joint-Stock Company CenterTelecom Service of the Moscow region	Private JSC CTCS MO	1a Kolomenski Proezd, Moscow, 115446, Russia.	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of telecom services	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	51	51	
11	Limited Liability Company Vladimirski Payphone	Vladimirski Payphone LLC	32-B Stroiteley Prospect, Vladimir, 620014, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Deployment and provisioning in Vladimir and the region of a universal payphone network to offer intl. and long-distance telecom services, phone card services.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	51	51	

12	Private Joint-Stock Company Telecom of Ryazan region	Private JSC Company Telecom of Ryazan region	33 Uritskogo Street, Ryazan, 390006, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	telecom services	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	51	51	
13	Private Joint-Stock Company TeleRoss Voronezh	Private JSC TeleRossVoronez h	25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	telecom services, directory and information services, investment into telecom network creation	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	50	50	
14	Private Joint-Stock Company Vladimir-Teleservice	Private JSC Vladimir-Teleservice	45a Krasnoarmeyskaya Street, Vladimir, 600021, Russia	The Company is entitled to control over 50% of votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Telematic and data services in Vladimir region	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	50	50	

15	Private Joint-Stock Company Cellular Communications of Black-Soil Area	Private JSC Cellular Communications of Black-Soil Area	25 Plekhanovskaya Street, Voronezh, 394018, Russia.	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular services using NMT-450 standard	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	45	60	
Affiliated entities									
16	Private Joint-Stock Company Kaluzhskaya Cellular Communications	Private JSC Kaluzhskaya Cellular Communications ("KCC")	38 Teatralnaya Street, Kaluga, 248600, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of cellular telephone service in 450 MHz band	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	42.00	42	
17	Private Joint-Stock Company Smolenskaya Cellular Communications	Private JSC Smolenskaya Cellular Communications	6 October Revolution Street, Smolensk, 214000, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	communications	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	40.00	40	

18	Private Joint-Stock Company Ryazanskaya Cellular Communications	Private JSC Ryazanskaya Cellular Communications	4 Televizionnaya Street, Ryazan, 390011, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Provision of cellular telephone service in 450 MHz band.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	40.00	40	
19	Private Joint-Stock Company Tverskaya Cellular Communications	Private JSC Tverskaya Cellular Communications	52 Radischeva boulevard, Tver, 170000, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	NMT Cellular Communications in 450 MHz band	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	40.00	40	
20	Private Joint-Stock Company Bryanskie Cellular Networks	Private JSC Bryanskie Cellular Networks	44 Emlyutina Street, Bryansk, 241011, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular Communications services	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	34.38	34.38	

21	Private Joint-Stock Company Belgorodskaya Cellular Communications	Private JSC Belgorodskaya Cellular Communications	35 Kostyukova Street, Belgorod, 308024, Russia.	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Cellular communications in AMPS-800 standard	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	30.00	30	
22	Private Joint-Stock Company Radiopaging Incorporated Company	Private JSC Radiopaging Incorporated Company	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Paging services	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	30.00	30	
23	Limited Liability Company Rating	Rating LLC	123 Lenin Prospect, Office 403, Obninsk, Kaluga region, 249035, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	UHF, VHF, FM on-air and wireline sound program broadcasting, radio editing service, design and placement of advertising on radio	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	29.39	29.39	

24	Limited Liability Company Tver Telecom	Tver Telecom LLC	24 Novotorzhskaya Street, Tver, 170000, Russia,	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Telecom network development	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	26.00	26	The interest in the authorized (charter) capital is 0.0176
25	Public Joint-Stock Company Telecommunications Company RINFOTELS	JSC Telecommunications Company Rinfotels	43 Esenina Street, Ryazan, 390023, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Data, telematic services, Internet access	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	26.00	26	The interest in the authorized (charter) capital is – 0.00109
26	Public Joint-Stock Company Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	JSC Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia,	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Financial services	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	25.21	25.69	

27	Limited Liability Company Trunksvyaz	Trunksvyaz LLC	14 Plekhanovskaya Street, Voronezh, 394018, Russia	The Company is entitled to control over 20% votes assigned to shares (contributions, stakes) constituting the charter (contributed) capital of the entity	Engineering of manufacturing and repair of radio communications, training and education of skilled experts for manufacturing and operation f telecom facilities, other services.	The entity business is in line with the core business of JSC CenterTelecom and participation in the business contributes to more efficient growth of JSC CenterTelecom based on mutually beneficial partner relationship.	25.00	25	

* Private JSC MOTECO was renamed as Private Joint-Stock Company CenterTelecomService of the Moscow region (Private JSC CTCS MO) pursuant to a decision passed by an annual meeting of shareholders on June 10, 2003. The change in the name was registered on October 9, 2003 in the Unified State Register of legal entities (Certificate # 2037724056742).

Currently JSC CenterTelecom is working to assess efficiency of its participation in the daughter and affiliated companies aiming at:

- development and implementation of a restructuring model for daughter and affiliated entities and optimizing and streamlining assets structure;
- development and implementation of a management system for daughter and affiliated companies

3.7 Composition, structure and value of the issuer's fixed assets, plans on acquisition, replacement and retirement of fixed assets, and instances of encumbrances of the issuer's fixed assets.

3.7.1 Fixed assets

Structure, composition and value of fixed assets (in RUR) as on December 31, 2003

Group of fixed assets	Total pre revaluation value	Depreciated (less depreciation) value before revaluation	Revaluation date	Total after revaluation value	Depreciated (less depreciation) value after revaluation
Fixed assets in operation	32,952,273,545	20,000,575,445	-	-	20,000,575,445
Land plots and nature utilization facilities	6,123,932	6,123,932,	-	-	6,123,932
Buildings except social sphere	3,912,576,448	3,016,754,317	-	-	3,016,754,317
Telecommunications lines	9,433,468,558	4,435,863,983	-	-	4,435,863,983
Other facilities, except social sphere	433,201,335	280,678,715	-	-	280,678,715
Transportation vehicles, except social sphere	491,647,681	222,037,019	-	-	222,037,019
Switches	9,894,838,982	6,548,160,817	-	-	6,458,160,817
Other network equipment	6,667,508,137	4,275,496,051	-	-	4,275,496,051
Computers and office equipment	892,463,704	516,360,236	-	-	516,360,236
Other fixed assets, except social sphere	1,220,444,768	699,100,375	-	-	699,100,375
Fixed assets in warehouses and kept before operation (except social sphere)	46,230,387	44,711,570	-	-	44,711,570
Buildings kept in storing state, except social sphere	25,000	25,000	-	-	25,000
Telecommunications lines	2,385	2,385	-	-	2,385
Other facilities, except social sphere	-	-	-	-	-
Transportation vehicles, except social sphere	4,947,296	4,947,296	-	-	4,947,296
Switches	3,537,783	3,449,517	-	-	3,449,517
Other network equipment	8,793,845	7,482,763	-	-	7,482,763
Computers and office equipment	3,051,654	3,051,654	-	-	3,051,654
Other fixed assets, except social sphere	25,872,424,	25,752,955	-	-	25,752,955
Fixed assets received under leasing	2,185,782,115	1,957,747,765	-	-	1,957,747,765
Transportation vehicles, except social sphere	3,692,010-,	3,692,010-	-	-	3,692,010
Switches	1,707,264,106	1,533,155,952	-	-	1,533,155,952
Other network equipment	414,645,710	385,810,091	-	-	385,810,091
Other fixed assets, except social sphere	60,180,289	35,089,712	-	-	35,089,712
Fixed assets with depreciation charged to account 29	196,353,471	165,511,112	-	-	165,511,112

Fixed assets valued at over 10 thousand	190,981,034	3,817,251	-	-	3,817,251
Other network equipment	43,001,135	1,914,535	-	-	1,914,535
Computers and office equipment	25,790,452	427,491	-	-	427,491
Other fixed assets, except social sphere	122,189,447	1,475,225	-	-	1,475,225
Fixed assets with depreciation charged to account 29, valued at less than RUR10 thousand	6,466,922	32,097	-	-	32,097
Housing facilities	115,340,041	115,340,041	-	-	115,340,041
Total	35,693,427,515	22,287,735,281	-	-	22,287,735,281

Structure, composition and value of fixed assets (in RUR) as on March 31, 2004

Group of fixed assets	Total pre revaluation value	Depreciated (less depreciation) value before revaluation	Revaluation date	Total after revaluation value	Depreciated (less depreciation) value after revaluation
Fixed assets in operation, except social sphere	33,471,430,459	20,115,240,480			20,115,240,480
Land plots and nature utilization facilities	6,087,467	6,087,467			6,087,467
Buildings except social sphere	3,768,677,100	2,910,874,378			2,910,874,378
Telecommunications lines	9591,273,231	4,511,381,602			4,511,381,602
Other facilities, except social sphere	456,523,306	293,673,836			293,673,836
Transportation vehicles, except social sphere	526,677,270	242,608,434			242,608,434
Switches	10,327,555,655	6,787,988,289			6,787,988,289
Other network equipment	6,518,042,797	4,067,824,505			4,067,824,505
Computers and office equipment	942,314,643	528,334,696			528,334,696
Other machinery and equipment, except social sphere	1,036,076,145	602,801,862			602,801,862
Other fixed assets except social sphere	298,202,845	163,665,411			163,665,411
Fixed assets in warehouses and kept before operation (except social sphere)	77,334,581	70,525,883			70,525,883
Buildings kept in storing state, except social sphere	11,052	11,052			11,052
Telecommunications lines	1,362,988	1,362,988			1,362,988
Other facilities, except social sphere	-	-			-
Transportation vehicles, except social sphere	3,531,962	3,531,962			3,531,962
Switches	474,111	361,422			361,422
Other network equipment	4,795,679	,3,480,871			,3,480,871
Computers and office equipment	51,849,620	51,826,843			51,826,843

Other machinery and equipment, except social sphere	5,104,259	4,933,897			4,933,897
Other fixed assets, except social sphere	10,204,910	,5,016,848			,5,016,848
Fixed assets received under leasing	2,641,376,259	2,272,128,627			2,272,128,627
Transportation vehicles, except social sphere	3,692,010	3,258,554			3,258,554
Switches	2,080,090,661	1,797,602,154			1,797,602,154
Other network equipment	480,072,868	,425,103,385			,425,103,385
Computers and office appliances	66,477,296	37,113,673			37,113,673
Other machinery and equipment except social sphere	7,330,689	7,030,032			7,030,032
Other fixed assets, except social sphere	3,712,735	2,020,829			2,020,829
Fixed assets with depreciation charged to account 29	201,688,662	167,995,422			167,995,422
Not intended for deriving income (according to IAS)					
Land plots and nature utilization facilities	769,994	405,013			405,013
Buildings	78,210,669	68,893,087			68,893,087
Facilities and transmission systems	14,978,325	13,327,533			13,327,533
Transportation vehicles	1,653,081	1,058,658			1,058,658
Computers and office appliances	20,841	15,292			15,292
Machinery and equipment	13,645,901	10,492,579			10,492,579
Other fixed assets	38,180,473	30,986,540			30,986,540
Intended for deriving income (according to IAS):					
Land plots and nature utilization facilities	-	-			-
Buildings	33,314,506	25,996,093			25,996,093
Facilities and transmission systems	7,370,398,	6,405,930			6,405,930
Transportation vehicles	454,162	,347,499			,347,499
Computers and office appliances	203,507	81,654			81,654
Machinery and equipment	3,785,410,	2,506,243			2,506,243
Other fixed assets	9,101,395	7,479,301			7,479,301

Fixed assets valued at less than 10 thousand	225,367,957	2,208,259			2,208,259
Other network equipment	53,573,054	1,038,391			1,038,391
Computers and office equipment	28,779,686	511,203			511,203
Other machinery and equipment assets, except social sphere	22,493,341	80,576			80,576
Other fixed assets, except social sphere	120,521,876	578,089			578,089
Fixed assets with depreciation charged to account 29, valued at less than RUR10 thousand	7,126,968	14,110			14,110
Not intended for deriving income (according to IAS):					
Computers and office appliances	16,321	-			-
Machinery and equipment	820,434	-			-
Other fixed assets	5,813,901	14,110			14,110
Intended for deriving income (according to IAS):					
Computers and office appliances	-	-			-
Machinery and equipment	115,137	-			-
Other fixed assets	361,175	-			-
Housing facilities	115,637,469	115,637,469			115,637,469
Not intended for deriving income (according to IAS):	68,885,839	68,885,839			68,885,839
Intended for deriving income (according to IAS):	46,751,630	46,751,630			46,751,630
Fixed asset items put into operation without state registration	852,778,991	788,252,728			788,252,728
Buildings except social sphere	343,758,122	291,011,080			291,011,080
Telecommunications lines	476,500,057	465,165,199			465,165,199
Other facilities except social sphere	26,962,332	26,594,965			26,594,965
Transportation vehicles, except social sphere	5,558,480	5,481,484			5,481,484
Total	**37,592,741,346**	**23,532,002,978**	-	-	**23,532,002,978**

Before the consolidation of the Company that took place on November 30, 2002, there was no revaluation of the issuer's fixed assets. Fixed assets of the merged companies were valued for accounting purposes at their depreciated book value as at November 30, 2003. Though it should be noted that in some of the merged companies in 2000-2002 revaluations were actually carried out. As revaluations were made by independent at that time companies and due to different revaluation times (Voronezh, Orel, Tambov – 2000, Tula, Kaluga, Kostroma – 2001, Tver – 2000-2002) and various valuation techniques (different appraisers) the issuer does not think it makes any sense to report detailed data on revaluation history for each of the merged companies before the consolidation.

3.7.2 Value of immovable property of the issuer

Value of the immovable property of the issuer (land lots, buildings, telecommunications facilities) was:

- *RUR13,352.2 million as on December 31, 2003;*
- *RUR13,366.0 million as on March 31, 2004*

Immovable property of the issuer as on March 31, 2004

#	Subsidiary of JSC CenterTelecom	Value of the immovable property, RUR in thousands				Depreciation, RUR in thousands	
		Total	Land	Buildings	Telecommunications facilities	Buildings	Telecommunications facilities
1	Belsvyaz	691,798.315	2,959.637	247,788.819	441,049.859	44,890.994	272,482.034
2	Bryansksvyazinform	631,972.784	50.824	94,357.831	537,564.129	31,221.589	269,004.616
3	Elektrosvyaz of the Vladimir region	705,583.373	3.279	116,734.349	588,845.745	24,444.106	261,595.343
4	Voronezhsvyazinform	1,115,359.044	25.367	320,342.466	794,991.211	64,325.323	420,125.989
5	Ivtelecom	423,208.132	7.838	104,208.403	318,991.891	27,873.127	159,226.200
6	Kaluzhski	719,201.249	,	280,833.792	438,367.457	76,880.638	300,186.407
7	Kostromatelecom	478,917.490	,	68,838.965	410,078.525	16,785.152	236,343.519
8	Kurski	528,015.571	1,345.175	110,234.314	416,436.082	25,618.086	178,317.764
9	Lipetskelektrosvyaz	659,603.653	,	184,185.098	475,418.555	31,732.936	245,165.406
10	Moscow subsidiary	2,188,336.949	,	608,617.391	1,579,719.558	148,533.044	749,617.586
11	Orlovski	398,750.474	,	114,468.474	284,282.000	29,892.986	194,636.617

12	Ryazanski	674,442.887	5.425	172,848.715	501,588.747	41,845.786	250,452.648
13	SmolenskTelecom	624,966.599	,	152,682.031	472,284.568	39,582.047	261,521.557
14	Tambovskaya elektrosvyaz	373,670.307	47.061	111,583.603	262,039.643	33,058.577	172,336.861
15	Tverskoy	1,288,649.456	,	329,539.622	959,109.834	86,610.979	583,163.183
16	Tula Telecom	983,604.129	544.167	370,325.340	612,734.622	59,127.624	292,705.084
17	Yartelecom	786,683.095	1,098.694	287,813.596	497,770.805	68,893.468	233,010.815
	MRC	93,274.291	,	93,274.291	,	6,486.260	,
	Total	**13,366,037.798**	**6,087.467**	**3,768,677.100**	**9,591,273.231**	**857,802.722**	**5,079,891.629**

For 12 months before the end of the reporting quarter there had been no valuation performed by an appraiser of the property or possessions in long-term lease of the Company

IV. Financial and business performance of the issuer

4.1 Results of the financial and business operations of the issuer

4.1.1 Profit and losses

Description	1999	2000	2001	2002	2003	1Q2004
Revenues, RUR	1,941,161,000	2,517,937,000	3,275,928,000	16,389,267,000	20,890,007,000	5,817,788,000
Gross profit, RUR	419,076,000	387,854,000	382,753,000	4,257,348,000	5,241,455,000	1,039,878,000
Net profit (undistributed profit/nor-covered loss), RUR	251,043,000	219,436,000	118,973,000	1,084,300,000	1,502,563,000	-,77,286,000
Productivity, RUR per employee	142,795	186,735	236,410	218,646	299,082	82,612
Revenue per average value of fixed assets, %	55	65	72	93.4	93.8	24.7
Return on assets, %	9.5	7.3	2.6	4.6	4.6	-
Return on equity, %	10.5	8.6	4.3	7.5	9.7	-
Sales margin, %	21.6	15.4	11.7	26.0	25.1	17.9
Not-covered loss on the reporting date, RUR	0	0	0	0	0	0
Ratio of not-covered loss to book value	0	0	0	0	0	0

Data for 1999-2001 are shown for Elektrosvyaz of the Moscow region: data for 2002-1Q2004 are given for consolidated JSC CenterTelecom..

JSC Elektrosvyaz of the Moscow region (1999-2001):

Decrease of the gross profit in 2000 as compared to 1999, and in 2001 as compared to 2000 is attributed to faster growth of operating costs as compared to those of revenues.

Revenue growth rates: 2000-129.7%; 2001-130.1%. Growth rates of costs and expenses: 2000-140.5%; 2001-135.8%.

Faster growth of costs and expenses was caused due to requirements of the Company reorganization.

Performance of such financials as net profit and related to it return on assets and return on equity is negative, as was envisaged by the approved business-plan of the Company.

Reduction in planned net profit of the Company and relevant ROA and ROE ratios affected to a large extent by net profit number, in addition to a decrease in the net profit was also due to initiated process of preparation to the reorganization of the Company and related additional expenses of the core company born on the reorganization, expenses born in respect of corporate studies and growing interest payments on debt obligations.

JSC CenterTelecom (2002-2003):

Revenues from sales of goods, products, works, services in 2003 totaled RUR20,890,007 thousand (growth by 27.5% over 2002), including those from telecommunications services - RUR20,565,278.2 thousand (growth by 29.8%).

In 2003 gross profit grew by 23.1% reaching RUR5,241,455 thousand.

Growth of profit from telecommunications services in 2003 was primarily due to a hikes in rates for local telephone service and increase in sales of services.

Productivity in 2003 grew by 36.8% over 2002 and reached RUR299,082 per employee.

In 1Q2004 costs and expenses of the Company exceeded its revenues, so ROA and ROE are not shown in the Table.

4.1.2. Causes of changes in the issuer's revenues from sales of goods, products, works, services and profit (losses) from recurrent operations.

Changes in revenues occurred owing to raising rates for telecommunications services and growing number of subscriber telephone lines.

4.2. Liquidity of the issuer

Description	1999	2000	2001	2002*	2003	1Q2004
Own working capital, RUR in thousands	106,438	-96,363	-735,172	-5,128,364	-11,353,325	-13,839,369
Financial dependence ratio (Equity to Total Assets)	0.11	0.20	0.67	0.62	1.10	1.28
Own capital autonomous ratio	0.90	0.83	0.60	0.62	0.48	0.44
Inventory coverage by own working capital	2.00	-1.40	-5.31	-7.92	-12.40	-14.30
Permanent asset index	0.96	1.04	1.26	1.36	1.73	1.90
Current ratio	1.54	0.83	0.92	0.67	0.74	0.55
Quick ratio	1.27	0.65	0.70	0.41	0.43	0.35

- From 2002 the data are shown for the consolidated company

Calculation of the financial ratios followed the guidelines recommended by Standards for bond issues and their prospectus as approved by FCSM of Russia.

The data in the Table clearly indicate that the issuer extensively uses raised funds alongside with its own funds in order to carry on business and financial activities. This takes its toll on growing ratio of financial dependence and decreasing autonomous ratio. The permanent asset index increased due to growing value of non-current assets related to technical modernization and upgrade of the Company. Decrease of liquidity in 1Q2004 is attributed to the growing share of short-term loans in the total amount of raised funds.

4.3 Amount, structure and sufficiency of the issuer's capital and current assets

4.3.1 Value and structure of the issuer's capital and current assets

The charter (authorized) capital of the issuer is according to its foundation documents.

RUR in thousands

Description	1999	2000	2001	2002	2003	1Q2004
Charter (authorized) capital of the issuer	185,589	185,589	185,589	631,200	631,200	631,200
Total value of shares (interest) of the issuer bought out by the issuer for further resale (transfer): Percentage of the outstanding shares (charter capital) of the issuer, formed by shares (interest) of the issuer bought out by the issuer for further resale (transfer):						
Allocations from the issuer's profit to reserves:	16,333	27,838	27,838	27,838	31,560	31,560
Additional capital of the issuer	1,617,834	1,767,075	1,761,308	6,405,534	6,332,963	6,331,697
Undistributed net profit of previous years		254,863	437,059	5,901,703	6,567,747	8,071,535
Undistributed profit of the reporting year	251,013	170,203	118,973	1,084,300	1,502,563	-77,286
Target financing funds of the issuer (including amounts	26,096					

allocated for specified target financing, funds received from other organizations and individuals, budget funds, etc.):						
Accumulation fund and social sphere	*253,512*	*4,156*				
Total capital of the issuer	*2,350,377*	*2,409,724*	2,530,767	14,050,575	15,066,033	14,988,706

Significant changes in the total capital over the reviewed period was caused by measures related to the reorganization of the issuer by merging into it of 17 regional subsidiaries from December 1, 2002. As on March 31, 2004 the total capital grew 6.4 times over 1999.

Undistributed profit of the reporting year in 2003 grew by 38.6% as compared to 2002.

RUR in thousands

Description	1999	2000	2001	2002	2003	1Q2004
Inventories	53,251	69,052	138,439	647,352	915,292	967,855
VAT	9,976	18,121	130677	789585	1,477,023	1,163,693
Accounts receivable (payments expected more than 12 months after the reporting date)	142	135	109	16,739	59,440	56,458
Accounts receivable (payments expected within 12 months after the reporting date)	245,662	246,662	612,548	2,025,227	2,357,538	3,295,310
Short-term financial investments	390	390	0	2,294	24,486	1,287
Cash and equivalents	54,401	75,491	239,505	303,875	1,015,270	523,741
Other current assets	218	0	0	0	941	1,435
Total current assets	*364,040*	*409,851*	1,121,278	3,785,072	5,849,990	6,009,778

Current assets in 1Q2004 grew 16.5 times over 1999, and 1.6 times as compared to 2002. Changes in the issuer's current assets were also caused by measures related to the reorganization of the issuer. In 1Q2004 the current account grew by 2.7% as compared to 2003.

Financing sources of the current assets are own and raised funds, the latter being short and long-term credit facilities from banks.

Factors that may result in changes in the policies of financing current assets:

- changes in accounts receivable, inventories, current assets turnover;
- changes related to interest rates charged by banks;
- changes in market prices of inventories and other tangible items;
- changes in prices of services rendered by the Issuer.

Likelihood of those factors:

- the Issuer's policies of current asset management and in particular, accounts receivable and inventory management are aimed at reducing the amount and turnover periods. Negative impact of this factor on the practice of current asset financing is unlikely;
- cost of bank loans and refinancing rate set by the Central Bank of Russia tend to decline. Negative impact of this factor on the practice of current asset financing is unlikely;
- prices of tangible items and goods employed by the Issuer in the process of business activities are not exposed to large volatility. Negative impact of this factor on the practice of current asset financing is unlikely;
- market strategy of the issuer is aimed at expanding business in unregulated sectors where prices are not subject to government regulation. Negative impact of this factor on the practice of current asset

financing is unlikely.

4.3.2 Sufficiency of the capital and current assets of the issuer

According to guidelines recommended by regulations issued by FCSM of Russia, the issuer's own capital is deemed sufficient to cover current operating expenses and meet short-term liabilities, as the amount stated in line 490 of Form 1 of the balance sheet for 1Q2004 exceeds that of line 690 by 1.3 times. Average daily operating expenses and debt servicing amounts of the Issuer in 1Q2004 were RUR8,408 thousand, with RUR6,834 thousand forecast for 2Q2004. The Issuer expects that current assets in 2Q2004 will be enough to finance current operating expenses anticipated in 2Q2004.

4.3.3 Cash and cash equivalents

The issuer's needs in raised funds for 1Q2004 are anticipated as follows:

for 2004 - RUR43,005,482 thousand, for 1Q2004 actual funding was RUR8,638,220 thousand, the estimate for 2Q2002 is RUR9,952,337 thousand. Sources for financing are cash flow from rendering telecommunications services, proceeds from other realizations and other financing (mainly short and long-term bank loans and credits).

Possible factors that are likely to affect growing cash financing requirements of the Issuer are: changes in investment policies, changes in market prices for raw materials, tangible items, services, power supply and energy resources, changes in tax policies, interest rate policies of the CB of Russia, etc.

Raising funds by securing lending from commercial banks is one of the financing sources to fund investment policies of the issuer. Loan agreements set forth provisions common in the practice of the Issuer for doing business with credit organizations: interest rate, total amount, terms and period of repayment, security provided for lender. Violation of basic terms and conditions of doing business with lending organizations may negatively affect the issuer's image and standing and subsequently be an obstacle for securing loan resources.

Information on balance of arrested bank accounts:

No balances of arrested bank accounts.

Information on accounts payable of the issuer accumulated in the bank records:

No accounts receivable of the Issuer on the bank records.

4.3.4 Financial investments of the issuer

Share of investments is over 10% of the total at the end of 1Q2004

#	Full name of the organization	Abbreviated name of the organization	Location	Type of securities	State registration number of the issues of securities	Date of registration of the securities issues and registration authority	Dividend (RUR per share) for 2002	Time frame for dividend payment	Nominal value of investments owned by JSC CenterTelecom, RUR	Book-value of investments owned by JSC CenterTelecom, RUR	Number of shares, owned by JSC CenterTelecom, pieces
1	Limited Liability Company Telecom-Stroy	Telecom-Stroy LLC	6 2-nd Minski Pereulok, Ivanovo, 153017, Russia	Interest			-		510512	510512	Interest
2	Limited Liability Company Teleport Ivanovo (TPI)	Teleport Ivanovo LLC	90 Tashkentskaya Street, Ivanovo, 153032, Russia	Interest			-		151250	151250	Interest
3	Limited Liability Company Telecom-Terminal	Telecom-Terminal LLC	13 Lenina Prospect, Ivanovo, 153000, Russia	Interest			-		259979	259979	Interest
4	Limited Liability Company MobilCom	MobilCom LLC	40 Gorkogo Street, Vladimir, 600017, Russia	Interest			-		2250000	2250000	Interest
5	Limited Liability Company VladPage	VladPage LLC	42 Gorkogo Street, Vladimir, 600017, Russia	Interest			-		41250	41250	Interest
6	(Public) Joint-Stock Company Russian Telecommunications Network	JSC RTS	2/15 Maroseyka Street, Moscow, 101000, Russia	Ordinary shares	Issue 1 - 73-1-903 Issue 3 – 1-03-01033-A	29.03.1993 Department of Finance 5.03.1998, MRO of FCSM of Russia			7752270		775227
7	Private Joint-Stock Company CenterTelecom Service	Private JSC CenterTelecom Service	23 Proletarskaya Street, room 101, Khimki, Moscow region, 141400, Russia	Ordinary shares	1-01-43148-N	07.06.2003, branch of FCSM for Central Federal District.	-		74900	74900	749
8	Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga	Svyaz-Service-Irga LLC	20 Lermontovskaya Street, Office 13, Ryazan, 390046, Russia	Interest			-		700	15700	Interest
9	Private Joint-Stock Company Svyazproekt	Private JSC Svyazproekt	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	No business operations Contribution to the Charter capital (founders)					6400	4139	
10	Private Joint-Stock Company CenterTelecomService of the Moscow region	Private JSC CTCS MO	1a Kolomenski Proezd, Moscow, 115446, Russia.	Ordinary shares	1-04-25115-N 1-01-25115-N	28.12.2001 branch of FCSM for Central Federal District) 26.12.2000	no		51000	87353622	51000

11	Limited Liability Company Vladimirski Payphone	Vladimirski Payphone LLC	32-B Stroiteley Prospect, Vladimir, 620014, Russia	Interest			-		92500	92500	Interest
12	Private Joint-Stock Company Telecom of the Ryazan region	Private JSC Telecom of the Ryazan region	33 Uritskogo Street, Ryazan, 390006, Russia	Ordinary shares	1-01-04075-N	28.04.1998 Interregional branch of FCSM of Russia	6.00	not later than October 1, 2003	22905	486115	22905
13	Private Joint-Stock Company TeleRoss-Voronezh	Private JSC TeleRoss-Voronezh	25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia	Ordinary shares	31-1-1434	07.08.1997 Financial Dept of the Administration of the Voronezh region	No		585361	585361	585361
14	Private Joint-Stock Company Vladimir-Teleservice	Private JSC Vladimir-Teleservice	20 Gorokhovaya Street, Vladimir, 600017, Russia	Ordinary shares	1-01-18771-N	25.09.2000 interregional branch of FCSM	25.9	not later 01.11.2003	11000	11000	11000
15	Private Joint-Stock Company Cellular Communications Of Black-Soil Area	Private JSC Cellular Communications Of Black-Soil Area	25 Plekhanovskaya Street, Voronezh, 394018, Russia.	Ordinary shares	31-1-1098	18.06.1996, Orel branch of FCSM	no		28800	30460	720
16	Private Joint-Stock Company Kaluzhskaya Cellular Communications	Private JSC Kaluzhskaya Cellular Communications (KCC)	38 Teatralnaya Street, Kaluga, 248600, Russia	Ordinary shares	37-1-175	21.07.1997, Department of Finance, Administration of Kaluga region	no		8400	8400	42
17	Private Joint-Stock Company Smolenskaya Cellular Communications	Private JSC Smolenskaya Cellular Communications	6 Oktyabrskaya Revolution Street, Smolensk, 214000, Russia	Ordinary shares	63-1-212 63-1-243	24.03.1997 Financial Dept. of Administration of Smolensk region 2.06.1997	no		2349200	2349200	2349200
18	Private Joint-Stock Company Ryazanskaya Cellular Communications	Private JSC Ryazanskaya Cellular Communications	4 Televizionnaya Street, Ryazan, 390011, Russia	Ordinary shares	59-1-00619	26.06.1995, Financial Dept. of Administration of Ryazan region	no		12000	12000	60
19	Private Joint-Stock Company Tverskaya Cellular Communications	Private JSC Tverskaya Cellular Communications	52 Radischeva boulevard, Tver, 170000, Russia	Ordinary shares	1-01-11858-N	21.12.1998 FCSM of Russia, Interreg. branch	no		12000	12000	120
20	Private Joint-Stock Company Bryanskie Cellular Networks	Private JSC Bryanskie Cellular Networks	44 Emlyutina Street, Bryansk, 241011, Russia	Ordinary shares	1-01-60069-J	13.10.1997 Orel branch of FCSM	no		275000	275000	2750
21	Private Joint-Stock Company Belgorodskaya Cellular Communications	Private JSC Belgorodskaya Cellular Communications	35 Kostyukova Street, Belgorod, 308024, Russia	Ordinary shares	26-1-826	22.07.1997 Finance and Tax Policies Dept. of the Administration of the Belgorod region	no		1749000	1749000	30000
22	Private Company Radiopaging Incorporated Company	Private Company Radiopaging Incorporated Company	20 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia	no current operations					147233	147233	
23	Limited Liability Company Rating	Rating LLC	123 Lenin Prospect, Office 403, Obninsk, Kaluga region, 249035,	Interest			-		36315.88	36315.88	Interest

			Russia,								
24	Limited Liability Company Tver Telecom	Tver Telecom LLC	24 Novotorzhskaya Street, Tver, 170000, Russia,	Interest			no		50436	50436	Interest
25	Public Joint-Stock Company Telecommunications Company RINFOTELS	JSC Telecommunications Company RINFOTELS	43 Esenina Street, Ryazan, 390023, Russia	Ordinary shares	59-1-00596	07.04.1995. Financial Dept. of the Administration of the Ryazan region	10.50	from April 30, 2003 through June 28, 2003	79040	25400	7904
26	Public Joint-Stock Company Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	JSC Kaluzhski Gas and Energy Joint-Stock Bank Gasenergobank	4 Plekhanova Street, Kaluga, 248030, Russia,	Ordinary shares	10103252B		1.818	before December 31, 2003	6820000	6820000	68200
27	Limited Liability Company Trunksvyaz	Trunksvyaz LLC	14 Plekhanovskaya Street, Voronezh, 394018, Russia	Interest			-		25000	25000	Interest
28	Limited Liability Company RadioLine	RadioLine LLC	77 Tula, Lenina Prospect, Tula, 300012, Russia	Interest			-		650	650	Interest
29	Private Joint-Stock Company Oskol-Telecom	Private JSC Oskol-Telecom	34 Solnechny township, Stary Oskol, Belgorod region, 309500, Russia.	Ordinary shares	1-02-60073-J	02.12.1997, Orel branch of FCSM	no		1886	471500	1886
30	Private Joint-Stock Company Scientific-Technical Center COMSET	Private JSC NTC COMSET	7 Zeleny Pr., 4th floor, Moscow, 111141, Russia	Ordinary shares	1-03-06-525-N	29.11.1999, interreg. branch of FCSM	12.33	during 2003 (from May 28, 2003 through July 26, 2003 according to Charter)	35470	35470	3547
31	Private Joint-Stock Company Optimum-Svyaz	Private JSC Optimum-Svyaz	116/1 Esenina Street, office 704, Ryazan, 390046, Russia	Ordinary shares	59-1-00852	02.06.1997, Financial Dept. of the Administration of Ryazan region	no		10000	10000	10

JSC CenterTelecom does not own any preference shares of these companies.

Interest less than 10%

#	Full name of the organization	Abbreviated name of the organization	Location	INN	CenterTelecom's interest in the authorized (charter) capital of the organization, %	Nominal value of investment, RUR	Dividend (RUR per share) for 2002	Time-frame for dividend payment
1	Public Joint-Stock Company Kaluzhski Registration Center	JSC Kaluzhski Registration Center	9 Stary Torg Square, Kaluga, 248630, Russia	4027028378	9.87	60000	-	
2	Private JSC Voronezh Regional Agency of Small and Medium Business Support	Private JSC Voronezh Regional Agency of Small and Medium Business Support	7/9 Srednemoskovskaya Street, Voronezh, 394000, Russia	3666041862	8.97	5000	-	
3	Joint-Stock Company Teleservice	JSC Teleservice	119 Leninski Prospekt, Voronezh, 394007,	3661013974	6.60	72000	-	

			Russia					
4	Private Joint-Stock Company Information Agency InformCourrierSvyaz	Private JSC InformCourrierSvyaz	12 Klenovy Boulevard, Moscow, 115470, Russia	7725038999	6.2	29000	-	
5	Private Joint-Stock Company Lipetsk-Mobile	Private JSC Lipetsk-Mobile	3 Oktyabrskaya Street, Lipetsk, 398059, Russia	4824010773	6.00	102017	-	
6	Public Joint-Stock Company Comset	JSC Comset	7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia	5045003473	5.17	698355	-	
7	Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)	ACB LINK-bank (Public JSC)	7 Dmitrovskoe Shosse, korpus 2, Moscow, 127434, Russia		4.92	300000	1.5	before the end of the fiscal year
8	Private Joint-Stock Company Information company Informsvyaz - Chernozemie	Private JSC IC Informsvyaz - Chernozemie	35 Revolution Prospekt, Voronezh, Russia. B.I. Dan'shin	3666077347	4.00	4000	40	before the end of the fiscal year
9	Private Joint-Stock Company STARTCOM	Private JSC STARTCOM	6 2nd Spasonalivkovski per., GSP-1, Moscow, 117909, Russia	7706178581	3.70	18500	96.52	before the end of the fiscal year
10	Joint-Stock Company Yaroslavskoe Commercial and Trading Enterprise Volga	JSC Yaroslavskoe Commercial and Trading Enterprise Volga *	River Station, Volzhskaya Embankment, Yaroslavl, Russia	No data available	3.00	28500	-	
11	Joint-Stock Company Krugozor recreation center	JSC Krugozor	2 Clara Tzetkin Street, Kislovodsk, 357700, Russia	2628005220	2.47	98800	11	before the end of the fiscal year
12	Joint-Stock Company Commercial Bank Tulski Industrialist	JSC AC Tulski Industrialist	18-B Smidovich Street, Tula, Russia	7104024168	1.7	587797	0.035	before the end of the fiscal year
13	Inter-regional commercial bank for development of telecommunications and information technology (Public Joint-Stock Company)	Inter-regional commercial bank for development of telecommunications and information technology Svyaz-Bank (JSC)	7 Tverskaya Street, Moscow,125375, Russia	7710301140	1.28	1975089	-	
14	Joint-Stock Company Ivanovo Margarine Factory	JSC Ivanovo Margarine Factory	7 11th Proezd, Ivanovo, 153006, Russia	3730013671	0.2	406710	-	
15	Joint-Stock Company Shuiski Oil extraction Factory	JSC Shuiski Oil extraction Factory	1 6th Embankment Street, Shuya, Ivanovo region, 155901, Russia	3706008247	0.2	559960	-	
16	Private Joint-Stock Company Private Joint-Stock Company Comincom – Black-Soil	Private JSC Private Joint-Stock Company Comincom – Black-Soil	12 Lenin Square, Voronezh, Russia	3666063295	0.06	5000	-	
17	Joint-Stock Company Kurski Industrial Bank	JSC Kurskprombank	13 Lenin Street, Kursk, 305000, Russia	No data available	0.02	6666	0.14	before the end of the fiscal year
18	Joint-Stock Company	JSC Belgorodpromstroybank	79 Narodnaya Street,	3123000424	0.017	2031	0.1	before the end of the

	Belgorodpromstroybank		Belgorod, Russia					fiscal year
19	Prio Vneshtorgbank	JSC Prio Vneshtorgbank	82/26 Esenina Street, Ryazan, 390023, Russia (+7 0912) 24-49-00, 24-49-28	6227001779	0.002	750	-	
20	Joint-Stock Company Bank for Social Development and Construction Lipetskcombank	JSC Bank for Social Development and Construction Lipetskcombank	8 Internatsionalnaya Street, Lipetsk, 398050, Russia	4825005381	0.0072	18000	-	
21	Joint-Stock Company Ryazan Oil Refinery	JSC Ryazan Oil Refinery	Nikulichi community, Ryazan, Russia	6227001377	0.0047	25	-	
22	Joint-Stock Commercial Saving Bank of the Russian Federation (Public Joint-Stock Company)	JSC AC Saving Bank of RF	19 Vavilova Street, Moscow, 117997, Russia	7707083893	0.002	18550	109	before the end of the fiscal year
23	Joint-Stock Company for International and long-distance telecommunications Rostelecom	OJSC Rostelecom	5 Delegatskaya Street, Moscow, Russia	7707049388	0.0002	5.21	0,54347	before the end of the fiscal year
24	Joint-Stock Company bank Vozrozhdenie (Revival)	JSC Vozrozhdenie	16 Marshal Zhukov Street, Odintsovo, Moscow region, Russia	no data available	0.0001	160	0,5	before the end of the fiscal year
25	Joint-Stock Bank Incombank	AB Incombank	14 Nametkina Street, building 1, Moscow, 117420, Russia	no current operations				

* Private JSC MOTECO was renamed as Private Joint-Stock Company CenterTelecomService of the Moscow region (Private JSC CTCS MO) pursuant to a decision passed by an annual meeting of shareholders on June 10, 2003. The change in the name was registered on October 9, 2003 in the Unified State Register of legal entities (Certificate # 2037724056742).

Note: regarding Private JSC RINFOTELS. Following a securities issue the number of ordinary book-entry registered shares of JSC RINFOTELS owned by JSC CenterTelecom, was increased by 7,488 pieces and reached 7,904 pieces totaling to RUR79,040. Nominal value of 1 share is RUR10.

Currently the issuer undertook renewal of registration of shares in their registers of the companies where CenterTelecom has interest due to being a legal successor after the reorganization (owner of shares were companies merged into CenterTelecom).

According to PBU (accounting rule) 19/02, provisions for financial investment depreciation due to sustained significant reduction of their values were allocated in 2003 in the amount of RUR3,486 thousand.

There were no funds in the accounts with banks and other loan making organizations whose licenses were either suspended or revoked, or a decision to wind up or reorganize such organizations was made, or bankruptcy proceedings were launched against them, or a decision to declare them insolvent (bankrupt) was passed.

Figures shown under this item are in accordance with accounting rule PBU 19/02 Accounting for financial investment.

								as on December 31, 2003
#	**Investment and organization**	**Number of pieces of securities**	**Type of investment**	**Book-value**	**Dar of acquisition**	**Date of realization**	**% yield**	**Income amount received in the reporting period**
	Investment in daughter companies							
	Vladimir region							
1	Mobilcom LLC		interest	2,250,000.00	01.04.97	no time limit		
2	Vladimirski Payphone LLC		interest	92,500.00	01.08.99	no time limit		
3	Vlad-Page Private JSC		interest	41,250.00	01.06.98	no time limit		
	Ivanovo							
4	Contribution into charter capital of Telecom-Stroy LLC			510 512,00	28.07.98			
5	Contribution into charter capital of Teleport-Ivanovo LLC			151 250,00	10.12.93			
6	Contribution into charter capital of Telecom-terminal LLC			259 979,00	10.08.98			
	Ryazan							
7	Private JSC Telecom	22,905	shares	486,115.00	10.05.95		50.90	129 184.00
8	Svyaz-Service-Irga MIE LLC		interest	15,700.00	25.12.91		70.00	
	Central Directorate							
9	Private JSC Vladimir-Teleservice	11,000	ordinary shares	11,000.00	January 1995			
10	Private JSC Svyazproekt	32	ordinary shares	4,139.00	August 1992			
11	Private JSC TeleRossVoronezh	585 361	ordinary shares	585,361.00	June 1995			
12	Private JSC CenterTelecomService of the Moscow region (MOTECO)	51 000	ordinary shares	87,353,622.00	April 2002			
13	Private JSC CenterTelecomService	749	ordinary shares	74,900.00				

	Investment in affiliates/associates							
	Voronezh							
1	Trunksvyaz LLC	1	Contribution	25,000.00	May-96			
2	Private SC Cellular Communications of Black-Soil area	336	Ordinary	15,100.00	March-94			
	Kaluga							
3	Rating LLC		interest	36,316.00	01.12.95			0.00
	Lipetsk							
4	Shares of Public SC Cellular Communications of Black-Soil area	96	shares	3,840.00	01.03.96	31.12.10	0.00	0.00
	Orel							
5	Private JSC Cellular Communications of Black-Soil area, cash investment in the charter capital	30	investment in interest	3,840.00	01.06.94			
	Ryazan							
6	Public JSC Telecommunications Company Rinfotels	7904	shares	25,400.00	20.06.96		26.00	78 012.00
	Tver							
7	TverTelecom LLC			50,436.00				
	Central Directorate							
8	Private SC Radiopaging Incorporated Company	300	ordinary shares	147,233.00	August 1992			
9	Private JSC Belgorodskaya Cellular Communications	30 000	ordinary shares	1,749,000.00	July 1995			
10	Private JSC Bryanskie Cellular Networks	2 750	ordinary shares	275,000.00	1996-1997			
11	Private JSC Kaluzhskaya Cellular Communications	42	ordinary shares	8,400.00	June 1994			
12	Private JSC Ryazanskaya Cellular Communications	60	ordinary shares	12,000.00	May 1996			
13	Private JSC Smolenskaya Cellular Communications	2 349 200	ordinary shares	2,349,200.00	October 1996 December 1993			

14	Private JSC Tverskaya Cellular Communications	120	ordinary shares	12,000.00	December 1993			
15	Public JSC Gasenergobank	68 200	ordinary shares	6,820,000.00	May 1995			116 557.00
	Belgorod							
1	Private JSC Cellular Communications of Black-Soil Area	96		3,840.00	01.03.94			
	Kursk							
1	CELLULAR COMMUNICATIONS OF BLACK-SOIL AREA	96	shares	3,840.00	27,06,94			
	Investment in other companies							
	Belgorod							
1	Private JSC OskolTelecom	1886		471,500.00	01.09.96			18 860.00
2	Public JSC Promsvyazbank	2031		2,031.00	01.03.94			
	Vladimir							
4	Public JSC Ryazan Oil Refinery	100	shares	2,700.00	01.07.94	no time limit	0.00	0.00
	Voronezh							
5	Private JSC Teleservice	25	ordinary	15,000	February-95			
6	Private JSC Teleservice	95	ordinary	57,000	June-97			
7	Voronezh regional agency for support of small and medium businesses	100	ordinary	5,000	July-95			
8	Private JSC IC Informsvyaz-Black-Soil	40	ordinary	4,000	April-92			1 504.00
9	Stock-Bank Incombank	87 500	ordinary	87,500	April-97			
10	Stock-Bank Incombank	250	preference	125	April-97			
	Kaluga							
11	Public JSC Kaluzhski Registration center	6000	shares	60,000.00	01.12.96			0.00
	Kostroma							
12	Saving Bank of RF							513.00
	Ryazan							
13	Priovneshtorg	750	shares	750.00	15.09.91		0.01	
14	Private JSC Optimum-Svyaz	10	shares	10,000.00	20.08.95		10.00	

	Tula							
15	Radioline LLC		interests and units	650.00	December 1995			
16	Non-government pension fund		interests and units	53,881.00	April 1995			
17	Private JSC InformCourrierSvyaz	29	ordinary shares	29,000.00	September 1997			
18	Public JSC ACB Tulski Industrialist	587797	ordinary shares	587,797.00	April 1995			
	Yaroslavl							
19	JSC Yaroslavl trade and commercial enterprise Volga	285	shares	150,000.00	27.12.98			
	Directorate							
20	Private JSC Comincom Black-Soil	5	ordinary shares	5,000.00	June 1995			
21	Public JSC Comset	155 190	ordinary shares	155,190.00	May 1994			
22	Private JSC Link-Bank	30 000	ordinary shares	300,000.00	April 2002			42 300.00
23	Private JSC Startcom	185	ordinary shares	18,500.00	August 1998			16 785.00
24	Private JSC Lipetsk-Mobile	102 017	ordinary shares	102,017.00	December 1999			
25	Private JSC NTC Comset	3 547	ordinary shares	35,470.00	September 1997			41 107.00
26	IACB Vozrozhdenie	16	ordinary shares	160.00	October 2001			
27	Public JSC Kurskprombank	3 333	ordinary shares	3,333.00	August 1992			
28	Public JSC Lipetskcombank	180	ordinary shares	20,660.00	March 1996			
29	OJSC Rostelecom	2 085	ordinary shares	128,211.00	June 1994			
30	JSC SC Saving Bank of RF	438	ordinary shares	3,358,149.00	June 1995/ August 2001			7 487,00
31	ACB Svyazbank	19 750 895	ordinary shares	1,796,605.00	March 1991/ January 1999			
32	Krugozor recreational facility	104	ordinary shares	2,008,987.00	August 1992			

33	JSC CB Tulski Industrialist							19 339.00
	Moscow							
34	Saving Bank of RF							54 824.86
35	Krugozor recreational facilities							1 082.44
36	IACB Vozrozhdenie							8.00
	Ivanovo							
37	Purchase of shares of JSC Ivanovo margarine factory	40671		406,710.00	27.07.00			
38	Purchase of shares of Shuiski oil extraction factory	55996		559,960.00	27.07.00			
Long-term loans								
	Tver							
1	Private SC Krestyanin			250,000.00	11.12.01			
2	OO SO Spartak			894,340.00	03.12.01			
3	Center Broker Leasing LLC			1,519,577.00	06.05.02		25.00	327 355.00
Other long-term investment								
	Voronezh							
1	Bill of Exchange Stock-Bank Voronezh	1	Bill of Exchange	103,720.00	March-01			
2	Bill of Exchange Stock-Bank Voronezh	1	Bill of Exchange	58,782.00	February-02			
	Ivanovo							
3	Contribution in joint business. Partnership agreement (joint activity)			6 491 036,00	31.12.98		30.00	
	Kostroma							
4	Contribution under Partnership agreement		contribution	218 969,00	02.07.03,,,,,,,,19.12.03,,,,,,,			
Short-term financial investment, including deposits								

	Tver							
1	Private JSC Tverskoy Payphone			790,410.00	29.06.01			
2	Private SC Krestyanin			409,277.00	26.03.01			
3	Skat-69 LLC			50,000.00	02.09.99			
	Kaluga							
4	Kaluzhski subsidiary of ACB Svyazbank			23,199,000.00				
	Yaroslavl							
5	Severny Bank of Saving Bank of RF	2	Bills of Exchange	37,147.24	31.10.02			
	TOTAL			**147,834,917.24**				**854 918.30**

Financial investments (RUR)

#	Investment and organization	Number of pieces of securities	Type of investment	Book-value	Date of acquisition	Date of realization	% yield	Income amount received in the reporting period
	Investment in daughter companies							
1	Vladimirski Payphone LLC		Contribution to the Charter capital	92 500,00	August 1999			
2	Private JSC Vladimir-Teleservice	11 000	Ordinary shares	11 000,00	January 1995			100 000.00
3	VladPage LLC		Contribution to the Charter capital	41 250,00	June 1998			
4	MobilCom LLC		Contribution to the Charter capital	2 250 000,00	April 1997			
5	JSC Russian telecommunications Network	775 227	Ordinary shares	753 902 909,03	March 2004			
6	Private Svyazproekt	32	Ordinary shares	4 138,85	August 1992			
7	Svyaz-Service-Irga MIE LLC		Contribution to the Charter capital	15 700,57	December 1991			
8	Private JSC Telecom of the Ryazan region	22 905	Ordinary shares	486 114,92	May 1995			
9	Telecom-Stroy LLC		Contribution to the Charter capital	510 512,00	June 1998			
10	Telecom-Terminal LLC		Contribution to the Charter capital	260 000,00	August 1998			
11	Teleport-Ivanovo LLC (TPI)		Contribution to the Charter capital	151 250,00	December 1993			
12	Private JSC TeleRossVoronezh	585 361	Ordinary shares	585 361,00	June 1995			
13	Private JSC CenterTelecomService	749	Ordinary shares	74 900,00	March 2003			
14	Private JSC CenterTelecomService of the Moscow region	51 000	Ordinary shares	87 353 622,39	December 2001			
	Investment in affiliates /associates							
1	Trunksvyaz LLC	1	Contribution	25 000,00	May-96			
2	TverTelecom LLC	26	Interest	50 436,00	01.07.96			
3	Private JSC Belgorodskaya Cellular Communications	30 000	Ordinary shares	1 749 000,00	July 1995			

4	Private JSC Bryanskie Cellular Networks	2 750	Ordinary shares	275 000,00	1996-1997			
5	Public JSC Gasenergobank	68 200	Ordinary shares	6 820 000,00	May 1995			
6	Private JSC Kaluzhskaya Cellular Communications	42	Ordinary shares	8 400,00	June 1994			
7	Private SC Radiopaging Incorporated Company	300	Ordinary shares	147 233,00	August 1992			
8	Rating LLC		Contribution to the Charter capital	36 315,88	December 1995			
9	Private JSC Ryazanskaya Cellular Communications	60	Ordinary shares	12 000,00	May 1996			
10	Private JSC Smolenskaya Cellular Communications	2 349 200	Ordinary shares	2 349 200,00	October 1996 December 1993			
11	Private JSC Cellular Communications of Black-Soil Area	720	Ordinary shares	30 460,00	March 1994 through June 1995			
12	Private JSC Tverskaya Cellular Communications	120	Ordinary shares	12 000,00	December 1993			
13	Public JSC Telecommunications Company RINFOTELS	7904	Ordinary shares	25 400,00	June 1996			
	Investments in other companies							
1	Stock-Bank Incombank	87500	ordinary	87 500	April-97			
2	Stock-Bank Incombank	250	preference	125	April-97			
3	Public JSC Kaluzhski Registration Center	6000	shares	60 000,00	01.12.96			
4	Radioline LLC		interest and units	650,00	December 1995			
5	Public JSC Bank for social development and construction Lipetskcombank	180	Ordinary shares	20 660,00	March 1996			
6	Public JSC Belgorodpromsproybank	2031	Ordinary shares	2 031,00	March 1994			
7	Public JSC Bank Vozrozhdenie	16	Ordinary shares	160,00	October 2001			
8	Private JSC Voronezh regional agency of support of small and medium businesses	100	Ordinary shares	5 000,00	June 1995			
9	Public JSC Ivanovo Margarine Factory	40 671	Ordinary shares	406 710,00	July 2000			
10	Private JSC Information Agency Informsvyaz-Black-Soil	40	Ordinary shares	4 000,00	June 1995			

11	Private JSC Information Agency InformCourrierSvyaz	29	Ordinary shares	29 000,00	September 1997			
12	Private JSC Comincom-Black-Soil (Chernozemie)	6	Ordinary shares	5 000,00	June 1995			
13	JSC Comset	155 190	Ordinary shares	155 190,00	May 1994			
14	JSC Kurski Industrial Bank (Kurskprombank)	3 333	Ordinary shares	3 333,00	August 1992			
15	Public JSC ACB Link-Bank	30 000	Ordinary shares	300 000,00	April 2002			
16	Private JSC Lipetsk-Mobile	102 017	Ordinary shares	102 017,00	December 1999			
17	Private JSC NTC Comset	3 547	Ordinary shares	35 470,00	September 1997			
18	Private JSC Optimum-Svyaz	10	Ordinary shares	10 000,00	August 1995			
19	Private JSC Oskoltelecom	1 886	Ordinary shares	471 500,00	September 1996			
20	Public JSC Prio-Vneshtorgbank	750	Ordinary shares	750,00	September 1991			
21	OJSC Rostelecom	2 085	Ordinary shares	128 211,15	June 1994			
22	Public JSC Ryazanski Oil Refinery	100	Ordinary shares	2 700,00	July 1994			
23	Public JSC Krugozor recreational facility	104	Ordinary shares	2 008 987,00	August 1992			
24	Public JSC Stock-Bank Saving Bank of RF	438	Ordinary shares	3 358 148,78	June 1995/ August 2001			
25	Public JSC ACB Svyazbank	19 750 895	Ordinary shares	1 796 605,00	March 1991/ January 1999			
26	Private JSC Startcom	185	Ordinary shares	18 500,00	August 1998			
27	Private JSC Teleservice	120	Ordinary shares	72 000,00	June 1995			
28	Public JSC CB Tulski Industrialist	587 797	Ordinary shares	587 797,00	April 1995			
29	Public JSC Shuiski Oil Extraction Factory	55 996	Ordinary shares	559 960,00	July 2000			
30	Public JSC Trade and Commercial enterprise Volga	285	Ordinary shares	150 000,00	23.12.1996			
			Long-term loans					
1	Private SC Krestyanin		loan	250 000.00	11.12.01			
2	OO SO Spartak		loan	894 340,00	03.12.01			
3	Center Broker Leasing LLC		loan	1 609 646,00	06.05.02		25,00	95 099.00
			Other long-term investments					
1	Bill of exchange of Stock-Bank Voronezh	1	Bill of exchange	103 720,00	February-02			
2	Bill of exchange of Stock-Bank Voronezh	1	Bill of exchange	58 782,00	March-01			

3	Contribution to joint activity. Partnership agreement (joint activity)			6 491 036,00	31.12.98		30,00	
4	Contribution under partnership agreement		contribution	218 969,00	02.07.03 19.12.03			
Short-term financial investment, including deposits								
1	Private JSC Tverskoy Payphone		loan	790 410,00	29.06.01			
2	Private SC Krestyanin		loan	409 277,00	26.03.01			
3	Skat-69 LLC		loan	50 000,00	02.09.99			
4	Severny Bank of Saving Bank of RF	2	Bills of exchange	37 147,24	31.10.02			
	TOTAL			**878 575 035,81**				**195 099.00**

4.3.5 Intangible assets of the issuer

	Group of intangible items	Total original value, RUR	Depreciation, RUR
1.	Exclusive brand names and trade marks	58229	9220
	TOTAL	58229	9220

Intangible items were accounted for according to PBU 14/2000 approved by Order #91n of October 16, 2000 issued by the Ministry of Finance.

Intangible assets as on March 31, 2004

	Group of intangible items	Total original value, RUR	Depreciation, RUR
1.	Exclusive brand names and trade marks	58229	10676
	TOTAL	58229	10676

Intangible items were accounted for according to PBU 14/2000 approved by Order #91n of October 16, 2000 issued by the Ministry of Finance.

4.4 Policies and expenses of the issuer in respect of R&D, licenses and patents, new designs and research reports

Information regarding policies and expenses of the issuer in respect of R&D, licenses and patents, new designs and research reports/studies.

At the moment a patent application is finalized to have a patent granted for a method of integration of TV studios into a single network using public data network, developed by employees of JSC CenterTelecom.

A contract is signed for taking stock of intellectual property items and other results of intellectual activities in Yartelecom – a subsidiary of JSC CenterTelecom.

Patent validity term, trademarks (service marks) registration is defined according to applicable law. Effective legislation provides for extension of validity term of patents and registered trademark (service mark) registration.

The Company was issued Trademark Certificate # 200257 of March 11, 2001. The trademark is used by the Company to differentiate and make distinct and recognizable its products, works and services. The registration of the Company trademark is effective across the whole of the Russian territory for 10 years as of October 16, 2000.

4.5 Trend analysis of the core business of the issuer

Telecommunications is one of rapidly evolving industries of the nation's economy with growth rates significantly surpassing that of other industries. Share of the telecommunications in the GDP persistently grows (2001 – 2.1%, 2002 – 2.39%, 2003 – 2.9%).


Russian GDP, RUR in billions
14000
12000
10000
8000
6000
4000
2000
0
8755,9
9106,2
13304,7
2001
2002
2003


Revenues generated in telecommunications as a percentage of the total GDP
3,00%
2,50%
2,00%
1,50%
1,00%
0,50%
0,00%
2,10%
2,39%
2,90%
2001
2002
2003

According to CominfoConsulting forecast the total Russian telecommunications market volume by 2006 will jump 2.6 times (as compared to 2002) and reach over RUR550 billion. Data market will grow 5 times through expansion of Internet access and acceptance of new services, like IP-telephony, VPN, etc.

Mobile communications market will grow by 2.8 times (from 2002 level) due to expansion of subscriber base. All industry analysts agree that further mobile market growth will be in the regions.

Over several past years revenues generated by various services are naturally rebalanced in favor of advanced services, mostly mobile services. The CFD is not an exception. Starting from 1999 the share of fixed line telephony in revenues fell from 87% to 66% due to evolving new technologies.

Revenues generated by telecommunications services tend to grow steadily; according to Goscomstat data average annual growth rates of revenues from core business of telecommunications companies were 140% (or around RUR40 billion per year).

General positive trends in the development of telecommunications invariably affect operations of JSC CenterTelecom.

The number of subscriber lines in 2003 grew by 311.6 thousand, while revenues from telecommunications services increased by 130 % over 130% (2002/2001 – 130%)

In 2003 the percentage of revenues generated by new services in the total revenues reached 2.8% as compared to 1.8% in 2002.

Operating revenues of the Company


12 200 million RUR
15 840 million RUR
20 565 million RUR
26 528 million RUR
2001
2002
2003
2004

The Company revenues breakdown across service types

2002


Radio communications, TV and sound program broadcasting 0,1%
Wireline multicast 3%
Wireless communications 2%
Local telephone services 43%
Internet, data, carrying traffic and Intelligent network services 5%
Long-distance communications 47%

✓Changes in the revenue breakdown of CenterTelecom across the service types follow the general trend in the industry: the share of POTS is on the decrease, while Internet services, data and IN account for growing share of revenues.


2003
Telematics (including Internet traffic and intelligent network services 10.0%
TV, sound broadcast 0.1%
Wireline multicast 2.6%
Wireless communications 1.7%
Local telephone service 43.2%
Long-distance communications services

Key risk factors taken into account by the Company in its business activities, are:

- passing of the new Telecommunications Act. Summing up one may say that the government is expected to bring growing pressure to bear on CenterTelecom to solve social problems. Stated priorities in favor of the customer and simplifying licensing procedure will lower the barrier for new entrants-competitors to penetrate the industry market;
- ongoing integration and consolidation of telecom companies into large international holdings.

It should be noted however that CenterTelecom anticipates likely negative consequences of these risk factors and undertakes necessary measures to alleviate the consequences.

Currently JSC CenterTelecom implements a marketing strategy aimed primarily at maintaining its market share, increasing revenues generated by non-regulated telecommunications services, and improving the Company's competitive edge on telecommunications service market.

V. Detailed information about individuals – members of the issuer's governing bodies, internal control and supervisory bodies of the issuer, brief data on the issuer's employees (personnel).

5.1 Structure and powers of the issuer's governing bodies.

General meeting of shareholders, Board of Directors, Management Board.

Powers of the general meeting of shareholders of the issuer pursuant to its charter (founding documents):

Article 13 (The Charter of JSC CenterTelecom) GENERAL MEETING OF SHAREHOLDERS

13.1 The General Meeting of Shareholders is the Company's highest management body.

13.2 The following matters lie within the authority of the General Meeting of Shareholders and may not be referred for resolution to the Company's Board of Directors, General Director or Management Board:

1) introduction of amendments and addenda hereto or approval of a new version of the Company Charter (subject as provided in the Federal Law 'On Joint Stock Companies'), resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

2) reorganization of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

3)liquidation of the Company, appointment of the liquidation commission and approval of the interim and final liquidation balance sheets, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

4) election of members of the Board of Directors, to be conducted by cumulative voting;

5) early termination of the authority of members of the Board of Directors, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

6) determination of the quantity, nominal value and category (type) of declared shares of the Company and rights to be conferred by such shares, resolutions on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

7) increase of the Company's charter capital by increasing the nominal value of shares, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

8) increase of the Company's charter capital by placement of additional shares through open subscription in the event that the number of additionally placed shares comprises more than 25 percent of common shares previously placed by the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

9) increase of the Company's charter capital through placement of additional shares by closed subscription, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;

10) reduction of the Company's charter capital by reducing the nominal value of shares, through acquisition by the Company of a part of shares in order to reduce their total number and also through redemption of shares acquired or repurchased by the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company and taking part in the meeting;

11) election of members of the Company's internal audit commission and early termination of their authority, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

12) approval of the Company's auditor, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

13) approval of the Company's annual reports and annual accounts, including the Company's profit and loss reports (profit and loss accounts) and distribution of profit, including distribution (declaration) of dividends and Company losses according to the results of the financial year, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

14) determination of the procedure for conducting the Company's General Meeting of Shareholders, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

15) split-up and consolidation of shares, resolutions on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;

16) adoption of resolutions approving interested party transactions, resolutions on which must be adopted in circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';

17) adoption of resolutions approving major transactions connected with the Company's direct or indirect acquisition,

disposal or possible disposal of assets worth more than 50 percent of the balance-sheet value of the Company's assets determined according to the accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
18) adoption of a resolution to participate in holding companies, financial-industrial groups, associations and other unions of commercial organizations, to be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
19) approval of internal documents regulating the activity of the Company's bodies, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
20) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (other mass-issued securities) are placed through closed subscription or through open subscription where, in the process of open subscription, convertible bonds (other mass-issued securities) may be converted into common shares of the Company comprising more than 25 percent of previously placed common shares, a resolution on which must be adopted by at least three quarters of votes of shareholders holding voting shares of the Company participating in the meeting;
21) adoption of resolutions on the compensation by the Company of expenses incurred in connection with the preparation for and conduction of an extraordinary General Meeting of Shareholders of the Company where the Board of Directors has, in violation of requirements of effective legislation of the Russian Federation, failed to adopt a resolution to convene an extraordinary General Meeting and the meeting has been convened by other persons. Such resolutions must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
22) releasing a person that has, alone or jointly with its affiliates, acquired 30 or more percent of placed common shares of the Company from the obligation to acquire shares from other shareholders of the Company, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting, without regard to the votes conferred by shares belonging to such person party and its affiliates;
23) adoption of a resolution to transfer the authority of the Company's General Director to a management company or manager, a resolution on which must be adopted by a majority of votes of shareholders holding voting shares of the Company participating in the meeting;
24) adoption of resolutions on other matters as provided in the Federal Law 'On Joint Stock Companies' and herein.

13.3 The General Meeting of Shareholders has the right to adopt resolutions on matters specified in sub-clauses 2, 7, 8, 9, 15 – 19 and 23 of Clause 13.2 herein only upon a proposal from the Board of Directors. Other persons entitled under effective legislation of the Russian Federation to propose items for the agenda of an annual or extraordinary General Meeting of Shareholders may not demand that the Board of Directors put such items on the agenda of a meeting.
The General Meeting of Shareholders may not consider or adopt resolutions on matters not included in its authority pursuant to the Federal Law 'On Joint Stock Companies'.
The General Meeting may not adopt resolutions on matters not included in the agenda, nor may it amend the agenda.

13.4 A resolution of the General Meeting of Shareholders amending or restricting the rights of shareholders holding a particular type of preferred share of the Company will be deemed adopted, if at least three quarters of votes of shareholders holding common shares of the Company participating in the meeting and three quarters of votes of all shareholders holding preferred shares of the Company of such type are cast for it.

Powers of the Board of Directors (Supervisory Board) of the issuer pursuant to its charter (founding documents):

Article 14 (the Charter of JSC CenterTelecom) Company's Board of Directors

14.1 The Board of Directors is the Company's collective management body and carries out general management of the Company's activities.

14.2 The 11 members of the Company's Board of Directors are elected each year by the annual General Meeting of Shareholders, by cumulative voting.

14.3 The General Meeting of Shareholders has the right to adopt a resolution to early terminate the authority of members of the Board of Directors. Such a resolution may be adopted only in respect of all members of the Board of Directors simultaneously.
In the event of early termination of the authority of the Board of Directors the authority of the new Board of Directors will remain in effect until the nearest annual General Meeting of Shareholders.

14.4 The following matters will be referred to the authority of the Company's Board of Directors:
1) determination of priority directions of the activity of the Company, including approval of the annual budget, mid- and long-term budgets, development strategies and programs; amendment to such documents and consideration of the results

of their implementation;
2) prior approval of operations outside the limits of the annual budget of the Company;
3) convocation of annual and extraordinary General Meetings of Shareholders, subject to circumstances provided in Article 55.8 of the Federal Law 'On Joint Stock Companies';
4) approval of the agenda for the General Meeting of Shareholders;
5)determination of the date of compilation of the list of persons entitled to participate in the General Meeting of Shareholders and other matters within the competence of the Company's Board of Directors under Chapter VII of the Federal Law 'On Joint Stock Companies' and connected with preparation for and conduction of the General Meeting of Shareholders;
6) preliminary approval of the Company's annual report;
7) an increase of the Company's charter capital by placement by the Company of additional shares within the limits of the number of declared shares determined herein, subject to circumstances provided in sub-clauses 8 and 9 of Clause 13.2 herein;
8) placement by the Company of bonds and other mass-issued securities in the event such bonds and other mass-issued securities are not convertible into shares of the Company under the terms of the their placement;
9) placement by the Company of bonds convertible into shares and other mass-issued securities convertible into shares, if such bonds (mass-issued securities) are placed through open subscription and such convertible bonds (mass-issued securities) may be converted into common shares of the Company comprising 25 percent or less of the previously placed common shares;
10) determination of the price (market value) of assets, placement and repurchase price of mass-issued securities under circumstances provided by the Federal Law 'On Joint Stock Companies';
11) approval of resolutions to issue securities, of issuing prospectus, reports on the results of an issue of securities of the Company, quarterly reports of issuer of mass-issued securities and reports on the results of acquisition by the Company of shares for the purposes of redemption;
12) acquisition of shares, bonds and other mass-issued securities placed by the Company;
13) approval of the Company's registrar and the terms of the agreement with it and adoption of a resolution to terminate such agreement;
14) recommendations on the amount of dividend payable on shares and the form and time of its payment and approval of internal documents on payment of dividends on shares of the Company;
15) use of the reserve fund and other of funds of the Company;
16) supervising implementation of internal supervision procedures;
17) recommendations on the amount of fees and compensation payable to members of the Company's internal audit commission and approval of the terms of the agreement with the auditor, including determination of fees payable for its services;
18) approval of Regulations on the structural subdivision of the Company implementing internal supervisory functions, agreeing of candidates for the position of manager of such subdivision and also consideration of other matters within the authority of the Board of Directors pursuant to Regulations on the subdivision;
19) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth from 0.4 to 25 percent of the balance-sheet value of the Company's assets, determined according to the accounts as of the last reporting date;
20) approval of transactions the subject of which is the Company's direct or indirect acquisition, disposal or possible disposal of assets worth 25-50 percent of the balance-sheet value of the Company's assets determined according to accounts as on the last reporting date, subject to transactions conducted in the ordinary course of business of the Company, transactions connected with placement through subscription of common shares of the Company and transactions connected with the placement of mass-issued securities convertible into common shares of the Company;
21) approval of interested party transactions, under circumstances and through the procedures provided by Chapter 11 of the Federal Law 'On Joint Stock Companies';
22) agreeing the organizational structure of the Company, including the principal functions of its structural subdivisions;
23) establishment of branch offices and opening of representative offices, liquidation thereof and approval of the Regulations on branch and representative offices;
24) preliminary approval of candidates for the position of heads of branch and representative offices and relieving them of duty;
25) approval of annual budgets and development strategies and programs for branch offices; introduction of amendment to such documents and consideration of the results of their implementation;
26) appointment of the Company's General Director, determination of the term of his authority and early termination of his authority;
27) election (re-election) of the Chairman of the Company's Board of Directors and his deputy;

28) formation of the Management Board, determination of the term of its authority and early termination of the authority of members of the Management Board;
29) permitting the person performing the functions of Company's General Director and members of the Company's Management Board to combine [these functions] with positions in the management bodies of other organizations;
30) permitting the person performing the functions of Company's General Director to work pluralistically in a paid position in other organizations;
31) establishment of permanent or temporary (to address specific matters) committees of the Board of Directors and approval of the Regulations on the committees;
32) appointment of the Company Corporate Secretary, relieving the Company Corporate Secretary of his duty and approval of the Regulations On the Office of the Company Corporate Secretary;
33) approval of the terms of the agreements (supplementary agreements) with the Company's General Director, members of the Management Board, the heads of branch and representative offices, the head of the Company's structural subdivision performing internal supervisory functions and the Company Corporate Secretary and consideration of matters within the authority of the Board of Directors pursuant to such agreements;
34) adoption of resolutions to participate (act as participant, terminate participation, alter share of participation) in other organizations through the purchase or sale of shares or participatory interests in other organizations and also through additional investment in the charter capitals of such organizations; 35) adoption of resolutions to participate in non-commercial organizations, subject as provided in sub-clause 18 of Clause 13.2 herein, through acting as a participant, terminating participation and making additional investments (contributions) connected with the Company's participation in non-commercial organizations;
36) adoption of resolutions on matters on the agenda of general meetings of subsidiary companies (senior management bodies of other organizations) in which the Company is the sole participant;
37) determination of the procedure for cooperation between the Company and organizations in which the Company is a participant;
38) approval of the internal document on disclosure of information about the Company;
39) approval of the Company's internal documents regulating matters within the authority of the Company's Board of Directors, other than those provided in Clause 14.4 herein, subject to internal documents the approval of which lies within the authority of the Company's General Meeting of Shareholders and executive bodies pursuant to the Company's Charter;
40) other matters as provided by the Federal Law 'On Joint Stock Companies' and herein.

14.5 Matters within the authority of the Company's Board of Directors may not be referred for resolution to the Company's Management Board or General Director.

14.6 Resolutions on matters specified in sub-clauses 7 and 20 of Clause 14.4 herein shall be adopted unanimously by all members of the Company's Board of Directors without regard the votes of former members of the Company's Board of Directors.

In the event that the Board of Directors fail to reach a unanimous decision on issues listed in sub-clauses 7, 20 of Clause 14.4 hereof those issues may be referred to the relevant General Meeting of Shareholders, and in the latter case resolutions on those issues shall be passed by a majority of votes of shareholders – owners of voting shares of the Company taking part in the general meeting.

14.7 Other issues except those listed in Clause 14.6 hereof referred to the authority of the Board of Directors according to the Federal Law On Joint-Stock Companies and by this Charter shall be decided by a majority of votes of members of the Boards of Directors taking part in the relevant meeting of the Board.

Powers of the sole person and collective executive bodies of the issuer pursuant to its charter (founding documents):

Article 16 General Director of the Company (*The Charter of JSC CenterTelecom*)

16.1 The General Director is the individual executive body managing the Company's day-to-day activities. The General Director shall be appointed by the Company's Board of Directors.

16.2 The General Director shall adopt resolutions on matters not referred to the authority of the Company's General Meeting of Shareholders, Board of Directors or Management Board pursuant to this Charter.

16.3 The General Director shall perform the functions of Chairman of the Company's Management Board.

16.4 The General Director shall acts on behalf of the Company without a power of attorney, including representation of the interests of the Company, conclusion of transactions on behalf of the Company, approval of staff-lists and issue of orders and instructions binding upon all of the Company's employees.

The General Director's rights, duties, salary and liability shall be determined in the agreement that he enters into with the Company. The Chairman of the Company's Board of Directors shall sign the agreement on behalf of the Company.

16.5 During the General Director's absence (illness, business trips, vacation etc.) the officer performing through the

established procedure the duties of General Director shall have the right to issue power of attorneys on behalf of the Company.

16.6 The Company's Board of Directors may at any time adopt a resolution early terminating the authority of the Company's General Director and terminating the agreement with him.

Article 15 (The Charter of JSC CenterTelecom) COMPANY'S MANAGEMENT BOARD

15.1 The Management Board is the collective executive body organizing the implementation of resolutions of the Company's General Meeting of Shareholders and Board of Directors.

15.2 The number of members and members of the Management Board shall be determined by a resolution of the Company's Board of Directors upon proposal from the General Director and members of the Company's Board of Directors.

15.3 The Management Board shall be constituted for a term to be determined by the Company's Board of Directors when appointing its members.

Pursuant to a resolution of the Company's Board of Directors the authority of any member (all members) of the Company's Management Board may be terminated early.

In the event that the authority of individual members of the Management Board are terminated early the authority of newly appointed members of the Management Board will remain effective within the term for which the Company's Management Board was constituted.

15.4 The following matters relating to management of the Company's day-to-day activities will be referred to the authority of the Company's Management Board:

1) developing proposals relating to the principal directions of activity of the Company, including drafts of the annual budget, mid-term and long-term budgets, development strategies and programs for the Company and proposals relating to amendments to such documents;

2) approving internal supervisory procedures;

3) determining the Company's staff and social policy;

4) approving the internal document regulating the general provisions for working incentives and considering and adopting resolutions on conclusion of collective agreements and contracts;

5) preparing materials and draft resolutions on matters to be considered by the General Meeting of Shareholders or Board of Directors and presenting materials to committees of the Board of Directors;

6) organizational and technical support of the activities of the Company's bodies;

7) determining the technical, financial, economic and pricing policies of the Company and its branch offices;

8) determining accounting policy and supervising improvements to accounting and administrative methods and the adoption of international accounting standards for the Company and its branch offices;

9) determining the methods for planning, budgeting and financial control for the Company and its branch offices;

10) determining security policies for the Company and its branch offices; 11) determining the procedure for allocating assets to branch offices and withdrawal of allocated assets from branch offices;

12) determining the number of members of the collective executive bodies of branch offices, appointing them, terminating their authority early and approving the regulations on branch offices' collective executive bodies;

13) preliminary approval of candidates for the position of deputy heads and chief accountants of branch and representative offices and relieving them of their duty;

14) approving the terms of agreements (supplementary agreements) with members of branch offices' collective executive bodies and the deputy heads and chief accountants of branch and representative offices and considering matters within the authority of the Management Board pursuant to such agreements;

15) approving branch offices' quarterly budgets and amending such documents;

16) analyzing the results of performance of the Company's structural subdivisions, including separate structural subdivisions, and developing binding instructions for improvement of their work;

17) approving internal documents regulating matters within the authority of the Company's Management Board, subject to of documents to be approved by the Company's General Meeting of Shareholders or Board of Directors.

15.5 The Company's Management Board also has the right to adopt resolutions on other matters connected with the day-to-day management of the activities of the Company pursuant to the instructions from the Board of Directors or a proposal from the Company's General Director.

15.6 The procedure for convening and holding sessions of the Management Board and also the procedure for adoption of resolutions by the Management Board, the amount and procedure for paying compensations to members of the Management Board shall be established by the Regulation On the Management Board of the Company, to be approved by the Company's General Meeting of Shareholders.

15.7 The rights, duties and liability of members of the Management Board shall be determined in the agreement that each of them enters into with the Company. The Company's General Director shall sign the agreement on the behalf of the Company.

In 1Q2004 the Company worked to complete actions points provided for by the Plan of improving corporate governance practices of the Company in 2003.

On April 22, 2004 the Management Board of the Company reviewed and tentatively approved results of fulfillment of the Plan of improving corporate governance practices of the Company in 2003, and approved the Plan of improving corporate governance practices of the Company in 2004.

On February 20, 2004 the Company Board of Directors approved Code of Corporate Governance of JSC CenterTelecom developed giving consideration to comment and proposals of expert organizations – the Russian Institute of Directors, Association of Independent Directors, International Financial Corporation (IFC).

In a study conducted jointly by Expert rating agency and the Russian Institute of Directors the Company's Code was named the best among all codes of corporate governance (corporate conduct) of Russian companies (numbered over 60) both with regard of its quality and full compliance with provisions of the Code of FCSM of Russia.

The Code of Corporate Governance of JSC CenterTelecom is posted on the website at http://www.centertelecom.ru/files/corpmgmt/codex_corp_mng.pdf - for review by investors and shareholders.

There were no changes/amendments in the Company's Charter or internal documents regulating the Company's activities introduced in the reporting period.

The Charter and internal documents regulating functioning of the bodies of JSC CenterTelecom are posted at http://www.centertelecom.ru/index.html?d=60 - ***the Company's website, for review by shareholders and investors.***

5.2 Information on individuals – members of the governing bodies of the issuer.

Board of Directors

Chairman of the Board of Directors:
Mr. Valeriy N. Yashin
Born in ***1941***
Education: ***Higher***

Positions held over the past 5 years

Period: ***1999-2002***
Organization: ***JSC Peterburgskaya Telefonnaya Set' (JSC North-Western Telecom as of*** 2001***)***
Position: ***member of the Board of Directors***

Period: ***2002 – up to now***
Organization: ***JSC North-Western Telecom***
Position: ***Chairman of the Board of Directors***

Period: ***1999 - 2000***
Organization: ***JSC Saint-Petersburg International and Long-Distance Telephone Service***
Position: ***Member of the Supervisory Board***

Period: ***1999 - up to now***
Organization: ***Private JSC Saint-Petersburg Payphones***
Position: ***Chairman of the Board of Directors***

Period: ***1999 - up to now***
Organization: ***Public JSC Telecominvest***
Position: ***Chairman of the Board of Directors***

Period: *1999 - up to now*
Organization: *Non-governmental Pension Fund Telecom-Soyuz*
Position: *Chairman of the Fund Board*

Period: *1999- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi (Svyazinvest)*
Position: *General Director and Chairman of the Management Board*

Period: *2000 – up to now*
Organization: *Public Joint-Stock Company Elektrosvyaz of the Moscow region (JSC CenterTelecom as of 2001)*
Position: *Chairman of the Board of Directors*

Period: *2000 - 2002*
Organization: *Public JSC Svyazinvest-Media*
Position: *Chairman of the Board of Directors*

Period: *2000 - up to now*
Organization: *Public JSC Moscow Metropolitan Telephone Network (MGTS)*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *OJSC Rostelecom*
Position: *Chairman of the Board of Directors*

Period: *2001 – up to now*
Organization: *Public JSC RTComm.RU*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *Public JSC Elektrosvyaz of the Orel region*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Public JSC North-West Telecom (Public JSC Petersburg Telephone Networks before 2001)*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Chairman of the Fund Board*

Period: *2000 - 2003*
Organization: *Private JSC MobiTel*
Position: *Chairman of the Board of Directors*

Period: *2001 - up to now*
Organization: *Public JSC National Payphone Network*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*

Organization: *Russian Telecommunications History Fund*
Position: *Member of the Board*

Period: *2003 - up to now*
Organization: *Private JSC Football Club Zenit*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.0014259%*
Percentage of the ordinary shares of the issuer: *0.001901132%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Members of the Board of Directors:
Mr. Stanislav P. Avdiants
Born in: *1946*
Education: *Higher education*

Positions held over the past five years:

Period: *2001 - 2002*
Organization: *Public Joint-Stock Company Magadansvyazinform*
Position: *Chairman of the Board of Directors*

Period: *1998 - 1999*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy Head of Economic and Finance Division*

Period: *1999 - 2000*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Deputy Director of Economic Forecast and Consolidated Planning Department*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Executive Director - Director of Economic Forecast and Consolidated Planning Department*

Period: *1999 - 2001*
Organization: *Public JSC Svyazinform of Chuvash Republic*
Position: *Chairman of the Board of Directors*

Period: *1999 - 2002*
Organization: *Public Joint-Stock Company Elektrosvyaz of the Kostroma region*
Position: *Member of the Board of Directors*

Period: *1999 - 2000*
Organization: ***Public Joint-Stock Company Ekaterinburg Telephone Network***
Position: ***Member of the Board of Directors***

Period: *2001 - 2003*
Organization: ***Public Joint-Stock Company Kostromskaya City Telephone Network***
Position: ***Member of the Board of Directors***

Period: *2001 - 2002*
Organization: ***Public Joint-Stock Company Central Telegraph***
Position: ***Member of the Board of Directors***

Period: ***2001 - up to now***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Executive Director - Director of Economic and Tariff Policy Department***

Period: ***2002 - up to now***
Organization: ***Public Joint-Stock Company Southern Telecommunications Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2000, 2001 - 2002, 2003 – up to now***
Organization: ***Public Joint-Stock Company for international and long-distance telecommunications Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position:.***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Ruben A. Amaryan
Born in: ***1949***
Education: ***Higher education***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:

Period: *1997 - 2000*
Organization: *Public Joint-Stock Company Moscow Metropolitan Telephone Network*
Position: *Deputy General Director of JSC MGTS – Head of Technical and Engineering department Service*

Period: *2000 – up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *General Director, Chairman of the Management Board*

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *Public Joint-Stock Company National Payphone Network*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 Private JSC CenterTelecomService of the Moscow region)*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company for Telecommunications and Informatics of the Voronezh region*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company Science and Technical Center COMSET*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.013912%*
Percentage of the ordinary shares of the issuer: *0.018550%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Boris Dm. Antonyuk
Born in: ***1949***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1992 - 1999***
Organization: ***Private JSC Teleport-TP***
Position: ***Chairman of the Management Board***

Period: ***1997 - 1999***
Organization: ***PLD Telecom***
Position: ***Member of the Board of Directors***

Period: ***1999 - 2002***
Organization: ***FGUP Satellite Communications***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Ministry of the Russian Federation for Communications and Information***
Position: ***First Deputy Minister***

Period: ***2003 - up to now***
Organization: ***JSC Svyazinvest***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Vadim E. Belov
Born in: ***1958***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 1999***
Organization: ***Moscow Representative Office of SPK Capital Limited Company (Cyprus)***

Position: *Managing Director*

Period: *1999 - 2000*
Organization: *JSC Kirovelektrosvyaz*
Position: *Chairman of Supervisory Board*

Period: *1999 - 2000*
Organization: *Public JSC Volgogradelektrosvyaz*
Position: *Chairman of the Board of Directors*

Period: *2000 - 2002*
Organization: *JSC Volgogradelektrosvyaz*
Position: *Member of the Board of Directors*

Period: *1999 - 2000*
Organization: *JSC Elektrosvyaz of Stavropolski krai*
Position: *Member of the Board of Directors*

Period: *1999 - 2000*
Organization: *JSC Elektrosvyaz of Primorski krai*
Position: *Member of the Board of Directors*

Period: *2000 - up to now*
Organization: *JSC Elektrosvyaz of the Moscow region (as of 2001 - Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *1999 - 2000*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Chairman of the Board of Directors*

Period: *1999 - up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Deputy General Director*

Period: *1999 - up to now*
Organization: *JSC Southern Telecommunications Company (before 2001 JSC Kubanelektrosvyaz)*
Position: *Chairman of the Board of Directors*

Period: *1999 - up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *Member of the Management Board*

Period: *2000 - up to now*
Organization: *OJSC Rostelecom*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Uraltelecom of Sverdlovsk region*

Position: *Chairman of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Novosibirsk region (JSC SibirTelecom)*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Rostov region*
Position: *Chairman of the Board of Directors*

Period: *2001 - 2003*
Organization: *Non-governmental Pension Fund Rostelecom-Guarantia*
Position: *Member of the Fund Board*

Period: *2002 - 2003*
Organization: *ACB Svyaz-Bank*
Position: *Member of the Board of Directors*

Period: *2002 - 2003*
Organization: *Private JSC RTC-Invest*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2003*
Organization: *JSC RTC-Leasing*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *JSC Central Telegraph*
Position: *Member of the Board of Directors*

Period: *1999 -2001*
Organization: *JSC Uralsvyazinform*
Position: *Chairman of the Board of Directors*

Period: *2001 -2002*
Organization: *JSC Uralsvyazinform*
Position: *Member of the Board of Directors*

Period: *2002 – up to now*
Organization: *JSC Uralsvyazinform*
Position: *Chairman of the Board of Directors*

Period: *2002 - up to now*
Organization: *Not-for-profit Partnership Center for Telecommunications Development Studies*
Position: *Chairman of the Partnership Board*

Period: *2002 - 2002*
Organization: *JSC Svyazinform of Chelyabinsk region*
Position: *Member of the Board of Directors*

Period: ***2002 - up to now***
Organization: ***Public JSC North-West Telecom***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***Non-governmental Pension Fund Telecom-Soyuz***
Position: ***Member of the Fund Board***

Interest in the legal (charter) capital of the issuer: ***0.0001944%***
Percentage of the ordinary shares of the issuer: ***0.00025925%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander P. Gribov
Born in: ***1972***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1990 - 1999***
Organization: ***Armed Forces of the RF***
Position: ***Military man***

Period: ***1999 - 2001***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Chief Expert***

Period: ***2001 - 2002***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Consultant***

Period: ***2002 - up to now***
Organization: ***Russian Federal Property Fund (RFFI)***
Position: ***Deputy Chief of Department – Head of Unit***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander V. Ikonnikov
Born in: ***1971***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1997 - 1999***
Organization: ***Ministry of Fuel and Power of the RF***
Position: ***Chief of department, External economic activity and investment in fuel and energy industry***

Period: ***1999 - 2000***
Organization: ***CPO National Association of Securities Market Participants (NAUFOR)***
Position: ***Deputy Chairman of the Management Board***

Period: ***2000 - up to now***
Organization: ***Association for protection of investors' rights***
Position: ***Executive Director***

Period: ***2000 - up to now***
Organization: ***Association of Independent Directors***
Position: ***Chairman of the Management Board***

Period: ***2002 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Public JSC North-West Telecom***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander V. Lopatin
Born in: ***1964***
Education: ***Higher education***
Degree in Science: ***Ph. D. in Economics***

Positions held over the past five years:
Period: ***1997 - 1998***
Organization: ***Russian Joint-Stock Company of Power Engineering and Electrification UES Russia (RAO UES Russia)***
Position: ***Director of Treasury Department***

Period: ***1999 - 2000***
Organization: ***Public JSC Investitsionnaya Kompania Svyazi***
Position: ***First Deputy General Director***

Period: ***2000 - 2003***
Organization: ***Public JSC Investitsionnaya Kompania Svyazi***
Position: ***Deputy General Director***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2003***
Organization: ***Public JSC Investitsionnaya Kompania Svyazi***
Position: ***Member of the Management Board***

Period: ***2000 - up to now***
Organization: ***Open JSC for International and Long-distance Telecommunications Rostelecom***
Position: ***Member of the Management Board***

Period: ***2000 - up to now***
Organization: ***JSC MGTS***
Position: ***Member of the Board of Directors***

Period: ***2000 - 2003***
Organization: ***Private JSC Mobile Telecommunications***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Private JSC Mobile Telecommunications***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***OJSC Rostelecom***
Position: ***Member of the Board of Directors***

Period: ***2000 – 2001***
Organization: ***JSC Elektrosvyaz of the Rostov region***

Position: ***Chairman of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***JSC Central Telegraph***
Position: ***Chairman of the Board of Directors***

Period: ***2000 - 2002***
Organization: ***JSC Khantymansiyskokrtelecom***
Position: ***Chairman of the Board of Directors***

Period: ***2001 - 2002***
Organization: ***JSC Elektrosvyaz of Krasnoyarski krai***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - 2003***
Organization: ***Not-for-profit Partnership Center for Telecommunications Development Studies***
Position: ***Director***

Period: ***2002 - 2003***
Organization: ***JSC SibirTelecom***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***JSC SibirTelecom***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***JSC Far-Eastern Telecommunications Company***
Position: ***Chairman of the Board of Directors***

Period: ***2002 - up to now***
Organization: ***JSC VolgaTelecom***
Position: ***Member of the Board of Directors***

Period: ***2000 - up to now***
Organization: ***Private JSC RusLeasingSvyaz***
Position: ***Chairman of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Aleksey B. Panteleev
Born in: ***1959***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Armed Forces of the Russian Federation***
Position: ***Service man***

Period: ***2000 - 2001***
Organization: ***Moscow region government***
Position: ***Deputy Chairman of the Moscow region government***

Period: ***2000 - 2000***
Organization: ***Government of the Moscow region***
Position: ***Acting Minister on General Matters of the Moscow region government***

Period: ***2000 - 2000***
Organization: ***Moscow region government***
Position: ***Minister of the Moscow region government – Chief of Staff of the Moscow region government***

Period: ***2001 - up to now***
Organization: ***Moscow region government***
Position: ***First Deputy Chairman of the Moscow region government***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Oksana V. Petrova
Born in: ***1973***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1997-1999***
Organization: ***Russian Federal Agency for Regulation of Natural Monopolies in Communications (FSEMS Rossii)***
Position: ***Senior civil employee of the federal agency, civil servant of the 3rd class***

Period: *1999-2000*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Senior Expert, Methodology and Information Division, Department of Corporate Management*

Period: *1999-1999*
Organization: *Russian Federation Ministry of Antimonopoly Policy and Business Support*
Position: *Senior Civil Employee, Department of Postal Service Tariff Regulation, Department for Regulation of Natural Monopolies in Communications*

Period: *2000-2002*
Organization: *Open JSC Investitsionnaya Kompania Svyazi*
Position: *Chief Expert, Methodology and Information Division, Department of Corporate Management*

Period: *2000- up to now*
Organization: *Joint-Stock Company Elektrosvyaz of the Moscow region (as of 2001 - Joint-Stock Central Telecommunication Company*
Position: *Member of the Board of Directors*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Kostroma region*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *JSC Chelyabinsksvyazinform*
Position: *Member of the Board*

Period: *2001 - 2002*
Organization: *JSC Elektrosvyaz of Tver region*
Position: *Member of the Board of Directors*

Period: *2002- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Deputy chief, Methodology and Information Division, Department of Corporate Management*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Grigoriy M. Finger
Born in: *1966*
Education: ***Higher education***

Positions held over the past five years:
Period: ***1995-2003***
Organization: ***Moscow representative office of NCH Advisors, Inc***
Position: ***Executive Director***

Period: ***1999- up to now.***
Organization: ***Joint-Stock Company Central Telegraph***
Position: ***Member of the Board of Directors***

Period: ***2002- up to now.***
Organization: ***Public Joint-Stock Company Grindstone Plant Ilyich***
Position: ***Member of the Board of Directors***

Period: ***2003- 2003***
Organization: ***Public Joint-Stock Company Aeroflot***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The sole person executive body: General Director – Chairman of the Management Board
Mr. Ruben A. Amaryan
Born in: ***1949***
Education: ***Higher education***
Degree in Science: ***Doctor of Science in Technology***
Academic rank: ***full member of the International Telecommunication Academy, Professor of Moscow Academy of Labor Market and Information Technology***

Positions held over the past five years:
Period: ***1997 - 2000***
Organization: ***Public Joint-Stock Company Moscow Metropolitan Telephone Network***
Position: ***Deputy General Director of JSC MGTS – Head of Technical and Engineering department "Service"***

Period: ***2000 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***General Director, Chairman of the Management Board***

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Public Joint-Stock Company National Payphone Network*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 Private Joint-Stock Company CenterTelecomService of the Moscow region)*
Position: *Chairman of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company for Telecommunications and Informatics of the Voronezh region*
Position: *Member of the Board of Directors*

Period: *2002 - up to now*
Organization: *Joint-Stock Commercial Bank LINK-bank (Public Joint-Stock Company)*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Chairman of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company Science and Technical Center COMSET*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***0.013912%***
Percentage of the ordinary shares of the issuer: ***0.018550%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Collective executive body of the issuer – the Management Board:

Mr. Aleksey A. Lokotkov
Born in: ***1950***
Education: ***Higher education***
Degree in Science: ***Ph. D. in technology***

Positions held over the past five years:

Period: *1992 - 2000*
Organization: *Public Joint-Stock Company Moscow Metropolitan Telephone Network*
Position: *Deputy Chief, Economy and Planning*

Period: *2000 – 2003*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 - Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *First Deputy General Director*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company Yaroslavskie telecommunications networks*
Position: *Member of the Board of Directors*

Period: *2002 - 2002*
Organization: *Public Joint-Stock Company Ivanovskie telecommunications networks*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *First Deputy General Director - Financial Director*

Period: *2000 - up to now*
Organization: *Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company Tver Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Joint-Stock Commercial Bank LINK-bank Public Joint-Stock Company*
Position: *Member of the audit commission*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: *0.003343%*
Percentage of the ordinary shares of the issuer: *0.004458%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Maksim A. Pegasov
Born in: ***1966***
Education: ***Higher education***

Positions held over the past five years:
Positions for the last 5 years:
Period: ***1993-1998***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Head of Sovetski Telephone Node***

Period: ***1999-2000***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Head of Division, Network Reconstruction, Department of Telecommunication Maintenance – branch of JSC MGTS***

Period: ***2000-2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director – Head of Prospective Development Department***

Period: ***2000-2000***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Chief Engineer***

Period: ***2001-2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2001-2001***
Organization: ***JSC Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director***

Period: ***2002-2002***
Organization: ***JSC Elektrosvyaz of the Kostroma region.***
Position: ***Member of the Board of Directors***

Period: ***2003- up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Technical Director***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 Public Joint-Stock Company Elektrosvyaz of the Moscow region)***
Position: ***Member of the Management of Directors***

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company Ryazan Cellular Communications*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Joint-Stock Company Giprosvyaz*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: *0.000143%*
Percentage of the ordinary shares of the issuer: *0.000190%*
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: *no interest*
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: *no information available to the Company.*

Mr. Alexander I. Polnikov
Born in: *1943*
Education: *Higher education*
Academic rank: *Academician*

Positions for the last 5 years:
Period: *1998-1999*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Executive Director, Investment*

Period: *1999- up to now*
Organization: *JSC Investitsionnaya Kompania Svyazi*
Position: *Executive Director – Director of Capital Investment Management Department*

Period: *1999 - 2002*
Organization: *Joint-Stock Company Elektrosvyaz of the Vladimir region*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *1999 - 2002*
Organization: *Joint-Stock Company Ivtelecom*

Position: ***Chairman of the Board of Directors***

Period: *1999 - 2002*
Organization: ***Joint-Stock Company Giprosvyaz***
Position: ***Member of the Board of Directors, Chairman of the Board of Directors***

Period: *1999 - 2002*
Organization: ***Joint-Stock Company KabBalktelecom***
Position: ***Member of the Board of Directors, Chairman of the Board of Directors***

Period: *2000 - 2002*
Organization: ***Joint-Stock Company Svyazinform of the Samara region***
Position: ***Member of the Board of Directors***

Period: *2000 – 2001*
Organization: ***Joint-Stock Company Sevosetinelektrosvyaz***
Position: ***Chairman of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Company SibirTelecom***
Position: ***Member of the Management Board***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company RusLeasing-Svyaz***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Yug-Giprosvyaz LLC***
Position: ***Chairman of the Board of Directors***

Period: ***2000 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of the Management Board***

Period: ***2004 - up to now***
Organization: ***Giprosvyaz-Sibir LLC***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Ella M. Zhuravleva
Born in: ***1961***
Education: ***Higher education***
Degree in Science: ***Ph. D. in technology***

Positions held over the past five years:

Period: ***1997-2000***
Organization: ***Joint-Stock Company Moscow City Telephone Network (JSC MGTS)***
Position: ***Chief of Accounting, Finance and Crediting – First Deputy Chief Accountant, Technical and Engineering Provisioning Department "Service"***

Period: ***2000-2000***
Organization: ***JSC Moscow City Telephone Network***
Position: ***Deputy Chief, Economy and Finance – Chief Accountant, Technical and Engineering Provisioning Department***

Period: ***2000 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 JSC Elektrosvyaz of the Moscow region)***
Position: ***Deputy General Director, Head of Personnel Relations Division***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director for Personnel***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***0.000333%***
Percentage of the ordinary shares of the issuer: ***0.000444%***

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***
Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Raisa P. Konstantinova
Born in: ***1954***
Education: ***Higher education***

Positions held over the past five years:
Period: *1993-2000*
Organization: *Joint-Stock Company Moscow City Telephone Network (JSC MGTS)*
Position: *Chief Accountant*

Period: *2000 - 2001*
Organization: *JSC Elektrosvyaz of the Moscow region*
Position: *Chief Accountant*

Period: *2001 – up to now*
Organization: *JSC Central Telecommunication Company*
Position: *Chief Accountant*

Period: *2001 – up to now*
Organization: *JSC Central Telecommunication Company*
Position: *Member of the Management Board*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Sergey V. Pridantsev
Born in: *1967*
Education: ***Higher education***

Positions held over the past five years:
Period: *1998 - 2003*
Organization: ***Private Joint-Stock Company Lucent Technologies***
Position: ***Sales Director***

Period: *2002 - 2003*
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Advisor to the General Director – Commercial Director***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***

Position: *Member of the Management Board*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company CenterTelecomService*
Position: *Member of the Board of Directors*

Period: *2003 - up to now*
Organization: *Private Joint-Stock Company MOTECO (as of 2003 Private JSC CenterTelecomService of the Moscow region)*
Position: *Member of the Board of Directors*

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: *No options issued by the Company*

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: *No options issued.*

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Valeriy P. Sychev
Born in: *1947*
Education: *Higher education*
Academic rank: *Assistant Professor*

Positions held over the past five years:
Period: *1998 - 2000*
Organization: *Limited Liability Company Private Security Firm SBB Security*
Position: *Deputy Director – Chief of Guarding*

Period: *2000 - 2001*
Organization: *Public Joint-Stock Company Elektrosvyaz of the Moscow region*
Position: *Deputy General Director – Head of Security*

Period: *2001 - 2002*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director – Head of Security*

Period: *2002 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Deputy General Director for Security and Confidentiality Enforcement*

Period: *2003 - up to now*
Organization: *Joint-Stock Central Telecommunication Company*
Position: *Member of the Management Board*

Period: *2002 - 2002*

Organization: ***Public Joint-Stock Company Smolensksvyazinform***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Ms. Tatyana N. Sotskova
Born in: ***1958***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1998 - 2000***
Organization: ***Ministry of Fuel and Energy of the Russian Federation***
Position: ***Chief of Legal Department***

Period: ***2000 - 2001***
Organization: ***Ministry of Power Generation of the Russian Federation***
Position: ***Chief of Legal Department***

Period: ***2001 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Chief of Legal Department***

Period: ***2003 - up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Director of Legal Department***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Science and Technical Center COMSET***
Position: ***member of the audit commission***

Period: ***2003 - up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***no interest***
Percentage of the ordinary shares of the issuer: ***no interest***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Alexander V. Haustovich
Born in: ***1949***
Education: ***Higher education***
Degree in Science: ***Ph. D. in technology***
Academic rank: ***Assistant Professor***

Positions held over the past five years:
Period: ***1998 - up to now***
Organization: ***Telecommunications association of the Central Black-Soil region***
Position: ***Member of the Management Board***

Period: ***1998 - up to now***
Organization: ***Private Joint-Stock Company Comincom – Black-Soil***
Position: ***Member of the Board of Directors***

Period: ***1998 - 2001***
Organization: ***Public Joint-Stock Company Voronezhsvyazinform***
Position: ***First Deputy General Director***

Period: ***2001 - 2002***
Organization: ***Public Joint-Stock Company Voronezhsvyazinform (now – Voronezhsvyazinform a subsidiary of JSC CenterTelecom***
Position: ***General Director***

Period: ***2002 - up to now***
Organization: ***Private Stock Company Cellular Communications of Black-Soil Area***
Position: ***Chairman of the Board of Directors***

Period: ***2002- up to now***
Organization: ***Voronezhsvyazinform- subsidiary of JSC CenterTelecom***
Position: ***Deputy General Director – Director of Voronezhsvyazinform, a subsidiary of JSC CenterTelecom***

Period: ***2003 - up to now.***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company Teleservice***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company TeleRoss-Voronezh***
Position: ***Member of the Board of Directors***

Interest in the legal (charter) capital of the issuer: *0.102933%*

Percentage of the ordinary shares of the issuer: *0.13340 %*

Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer:
Name: ***Private Stock Company Cellular Communications Of Black-Soil Area***
Interest: *0.75%*

Name: ***Limited Liability Company Trunksvyaz***
Interest: *1.923%*

Name: ***Limited Liability Company Informsvyaz-Chernozemie (Black-Soil Area)***
Interest: *3.8%*

Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him issued by affiliated or daughter companies: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

Mr. Nikolay V. Mezhuev
Born in: ***1962***
Education: ***Higher education***

Positions held over the past five years:
Period: ***1979 - 1999***
Organization: ***Armed Forces of the RF***
Position: ***Military man***

Period: ***2000 - 2001***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Deputy General Director***

Period: ***2000 - 2000***
Organization: ***Private Joint-Stock Company Teleintercom***
Position: ***Deputy General Director***

Period: ***2001 - 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director***

Period: ***2002 - up to now***
Organization: ***Private Joint-Stock Company Moscow Telecommunication Company (as of 2003 – Private JSC CenterTelecomService of the Moscow region)***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Belgorodskaya Elektricheskaya Svyaz***
Position: ***Member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Orel region***
Position: ***Member of the Board of Directors***

Period: ***2003 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy General Director – Director of Moscow subsidiary of JSC CenterTelecom***

Period: ***2000 - up to now***
Organization: ***Joint-Stock Central Telecommunication Company (before 2001 – JSC Elektrosvyaz of the Moscow region)***
Position: ***Member of the Management Board***

Period: ***2003 - up to now***
Organization: ***Private Joint-Stock Company CenterTelecomService***
Position: ***Member of the Management Board***

Interest in the legal (charter) capital of the issuer: ***0.000048%***
Percentage of the ordinary shares of the issuer: ***0.000063%***
Number of the issuer's shares in each category that may be purchased by this individual through exercising options owned by him: ***No options issued by the Company***

Interest in daughter/affiliated companies of the issuer: ***no interest***
Number of shares in each category of a daughter or affiliated company of the issuer that may be purchased by this individual through exercising options owned by him: ***No options issued.***

Relative (in-law, blood, etc.) to any other person - member of the issuer's governing or supervisory bodies: ***no information available to the Company.***

The person performing the duties of the sole person executive body of the issuer: ***Mr. Ruben A. Amaryan***

5.3 Compensations, benefits, remunerations and/or reimbursement of expenses of each governing body of the issuer.

THE MANAGEMENT BOARD:
Income of all members of the Management Board for 2003: RUR22,751,197.22
Income of members of the Management Board includes their salaries as the Company's employees, and remunerations determined by a decision of the Board of Directors of the Company pursuant to the Regulations on the Board of Directors.

According to Article 6 Remunerations for the Management Board members and reimbursement of expenses related to their performance of duties of Regulations on the Management Board of JSC CenterTelecom:

6.1. Members of the Company's Management Board during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Management Board members.

6.2. Amounts of remunerations are set as percentages of the Company net profit for the relevant quarter according to accounting reports of the Company and shall be paid quarterly.

6.3. Paid amounts and their distributions between the Management Board members shall be determined by a decision of the Board of Directors as proposed by the Management Board Chairman.

6.4. The Board of Directors shall decide on the percentage of allocations to calculate the remunerations amount.

6.5. Members of the Management Board are entitled to take part in option plans established by the Company.

THE BOARD OF DIRECTORS:

The amount of income of all members of the Board of Directors for 2003: RUR9,934,433.00.

According to Article 7 Remunerations for the Board of Directors members and reimbursement of expenses related to their performance of duties of Regulations on the Board of Directors of JSC CenterTelecom:

7.1. Members of the Company's Board of Directors during their term in office shall be paid remunerations and reimbursed for expenses related to their performance of duties as the Board of Directors members.

7.2 Remunerations paid to members of the Board of Directors consist of an annual and quarterly payments.

7.3 Quarterly remunerations to each members of the Board of Directors are as a percentage of the Company's revenues from sales of merchandise, products, works, services for the reporting period according to accounting reports of the Company.

The Chairman of the Board of Directors is paid remunerations using a multiplier of 1.3.

Remunerations payable to a member of the Board of Directors shall be reduced:

by 30% if the member attended in person less than half of the Board meetings held in the form of joint presence;

by 100% if the member attended less than half of the total number of the conducted Board meetings.

For the quarter in which elections of the Board members took place, remunerations to the Board member shall be paid pro rata to the actual time in office in the quarter in question.

7.4 Amount of annual remunerations for the whole Board of Directors is set as a percentage of the Company's net profit for the reporting year according to accounting reports of the Company.

Amount of annual remunerations for each member of the Board of Directors shall be determines by a decision of the Board passed simultaneously with tentative approval of the annual report of the Company.

7.5 The general meeting of shareholders at which the relevant Board of Directors is elected shall decide on the percentage of allocations to calculate the annual and quarterly remunerations.

7. 6 Members of the Board of Directors are entitled to take part in option plans established by the Company.

5.4 Structure and powers of the issuer's bodies for control and supervision over financial and business activities.

Structure and terms of reference of bodies for controlling business and financial operations of the issuer

Article 18 (Charter of JSC CenterTelecom)

SUPERVISION OF COMPANY FINANCIAL
AND ECONOMIC ACTIVITY

18.1 In order to supervise financial and economic activity an internal audit commission and a special structural subdivision implementing internal supervision shall be created within the Company and an independent auditor shall be engaged.

18.2 The internal audit commission is an independent supervisory body of the Company. Its seven members shall be elected at the annual General Meeting of Shareholders for the period up to the next annual General Meeting of Shareholders.

18.2.1 The authority of individual members or the all members of the internal audit commission may be terminated early by a resolution of the General Meeting of Shareholders.

In the event of early termination of the authority of members of the internal audit commission the authority of the new members of the internal audit commission shall remain in effect until the next annual General Meeting of Shareholders.

In the event that the number of members of the internal audit commission falls below half the number of elected members of the internal audit commission the Board of Directors must convene an extraordinary General Meeting of Shareholders to elect a new internal audit commission. The remaining members of the internal audit commission shall perform their functions until the new internal audit commission is elected at the extraordinary General Meeting of Shareholders.

18.2.2 The following matters are referred to the authority of the internal audit commission:

- verifying the accuracy of data in reports and other financial documents of the Company;
- discovering breaches of procedures established by legal acts of the Russian Federation on maintaining accounts and presenting financial reports;

- verifying the compliance with legal norms of the calculation and payment of taxes;
- discovering infringements of legal acts of the Russian Federation in accordance with which the Company conducts its financial and economic activity;
- assessing the economic feasibility of the Company's financial and economic operations.

18.2.3 The internal audit commission shall review the Company's financial and economic activity based on the Company's results for the year.
The Company's financial and economic activity shall also be reviewed:
- at the initiative of the Company's internal audit commission;
- pursuant to a resolution of the Company's General Meeting of Shareholders;
- pursuant to a resolution of the Company's Board of Directors;
- pursuant to a request of a shareholder (shareholders) of the Company holding a total of at least 10 percent of voting shares in the Company in respect of all matters within the authority of the General Meeting of Shareholders on the date that the request is presented.

18.2.4 Pursuant to a request of the internal audit commission, officers of the Company's management bodies must provide documents concerning the Company's financial and economic activity.

18.2.5 Working procedures for the internal audit commission and the amount and procedure for payment of the fees of members of the internal audit commission shall be determined in the Regulation On the Internal Audit Commission of the Company, to be approved by the General Meeting of Shareholders.

18.3 In order to ensure permanent internal supervision over performance of all economic operations a special structural subdivision shall be established within the Company that will be independent of the Company's executive bodies. The activity of such subdivision shall be under supervision of the Company's Board of Directors.
The functions of such structural subdivision, the procedure for performance of its activities and the procedure for appointing employees, requirements with respect to such employees shall be determined by an internal document approved by the Company's Board of Directors.

18.4 In order to verify and confirm the accuracy of the annual financial reports the Company shall each year engage a professional auditor, independent from any material interests connected with the Company or its shareholders.

18.4.1 The auditor shall audit the Company's financial and economic activity in accordance with legal acts of the Russian Federation on the basis of an agreement entered into with it.

18.4.2 The General Meeting of Shareholders shall approve the Company's auditor. The terms of the agreement to be entered into with the auditor, including the amount of fees payable for its services, shall be approved by the Company's Board of Directors.

18.4.3 The Company's activity must be audited at any time pursuant to a request of a shareholder with a total interest in the charter capital of 10 percent or more. Shareholders initiating an audit review shall submit to the Board of Directors a written request indicating the grounds of such request, the name of the shareholders and the quantity and category (type) of shares belonging to such shareholders and bearing the signature of the shareholder or its authorized representative. If the demand is signed by an authorized representative a copy of the power of attorney must be attached to it.

Information regarding the internal system of control and supervision over financial and business activities of the issuer.

The Internal Control Department was set up in JSC CenterTelecom's General Directorate in 2003. There are two units in the department: the audit unit and methodology and risk unit, totaling 8 employees. All members have higher education professional (in economics) education, and two are certified auditors. Alongside with the department internal audit units are set up in 15 subsidiaries directly reporting to the subsidiary's director.

The department of internal audit of the General Directorate reports to the Board of Directors and according to the Regulations shall annually submit a report on the department activities. According to sub-clause 15.4 of the Charter rules of procedure of the internal audit shall be approved by the Management Board of the Company.

Key employees of the department: L. Dyliaeva, Director of the department.

Main functions of the department include regular verification of compliance of business and financial operations of the Company, its subsidiaries and structural units with the Company interests; protection of the Company's assets: independent assessment and analysis of the financial position of Company as a whole and its subsidiaries and structural units; regular control over compliance of the Company and its subsidiaries and structural units with statutory and other legal acts (including internal regulations) regulating their activities, and with resolutions of General meetings of Shareholders, the Board of Directors, sole person and collective executive bodies of the

Company; consulting on issues of financial and tax legislation; working with external auditors, tax and other controlling authorities.

According to the schedule of work of the department approved by the Board of Directors on March 5, 2004 in 1Q2004 there were 3 checks of financial and business activities (one of which was a comprehensive check) of the following subsidiaries: Lipetskelektrosvyaz, KostromaTelecom and Tverskoy. Additionally, 56 structural units of the Company were audited by employees of the department. The program of checks of subsidiaries includes: taking stock of property and its retirement procedures; audit of the leased and rented property and property leased to other entities; audit of accounts receivable and payable; audit of financial investments; audit of interconnection with alternative operators; audit of external borrowings and loan terms and conditions, etc.

The following employees take part in the checks: experts of the Internal Audit Department, experts of internal audit units in subsidiaries, experts of the General Directorate in various lines of business.

Internal audit units of subsidiaries submit to the Internal Audit Department of the General Directorate a report on the compliance with the work schedule. According to the analysis of the reports on fulfillment of plans for 1H2004 internal audit units and the Internal Audit Department fulfilled their plans for 105.7%.

In the reporting period experts of the Internal Audit Department developed guidelines for conducting audits. Also, experts of the Internal Audit Department take part in development of the master-plan of the Corporate Restructuring Department, Master system based on Oracle E-Business Suite ERP.

In the framework of training of experts of the Company's internal audit units a workshop "On new developments in regulations and current issues of taxation practices. Telecommunications Act." was held in January 2004 at the training center in Pushkino.

The Company has developed and enacted internal regulations covering rules for handling sensitive, proprietary and confidential information.

5.5 Information on individuals serving in the bodies controlling and supervising financial and business operations of the Company.

Control and internal audit commission

Mr. K. Belyaev

Born in: ***1968***
Education: ***higher***

Positions held over the past five years:
Period: ***1996 - 2001***
Organization: ***Public Joint-Stock Company Artelecom***
Position: ***Chief accountant***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Yartelecom***
Position: ***member of the Board of Directors***

Period: ***2002 - 2002***
Organization: ***Public Joint-Stock Company Artelecom***
Position: ***member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company ACB Svyaz-Bank***
Position: ***member of the Board of Directors***

Period: ***2001 – up to now***
Organization: ***Public Joint-Stock Company Svyazinvest***
Position: *Chief accountant*

Period: ***2002 – up to now***
Organization: *JSC CenterTelecom*
Position: *Chairman of the Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Lyubov Greseva

Born in: ***1976***
Education: ***higher***

Positions held over the past five years:
Period: ***1998 - 1998***
Organization: ***Private Joint-Stock Company Master-Design***
Position: *Chief accountant*

Period: *1998 – 2000*
Organization: *Limited Liability Company Permlescontract*
Position: *deputy chief accountant, acting chief accountant*

Period: *2000 - 2000*
Organization: *Limited Liability Company Prikamie Lada Plus*
Position: *Chief accountant*

Period: *2000 – 2002*
Organization: *Limited Liability Company Sargona-Pro*
Position: *Chief accountant*

Period: *2002 - 2003*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *chief expert, internal audit unit, Internal Audit and Economic Analysis Department*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Investitsionnaya Kompania Svyazi*
Position: *chief expert, unit of internal audit of subsidiaries of JSC Svyazinvest, Internal Audit Department of JSC Svyazinvest*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company TeleRoss-Voronezh*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Rinet*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Cellular Communications of the Black-Soil area (Chernozemie)*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company VolgaTelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company SouthernTelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company Center for Implementation of Specialized Systems*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company Novosibirsk Cellular Communications 450*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company ATS-32*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company Kurganski Cellular Phone*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private Joint-Stock Company Penza-Mobile*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *JSC CenterTelecom*
Position: *Member of Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Elena Kukudzhanova

Born in: *1972*
Education: ***higher***

Positions held over the past five years:
Period: *1999 - 2000*
Organization: *Limited Liability Company Odeks*
Position: *accountant*

Period: *2000 - 2000*
Organization: *Private Joint-Stock Company Soyuzsnab*
Position: *Chief accountant*

Period: *2000 – 2002*
Organization: *Limited Liability Company RIL*
Position: *accountant*

Period: *2002 – 2003*
Organization: *Public Joint-Stock Company Svyazinvest*
Position: *chief expert, internal audit unit, Internal Audit and Economic Analysis Department*

Period: *2003 – up to now*
Organization: *Public Joint-Stock Company Svyazinvest*
Position: *chief expert, internal audit unit of affiliated companies of JSC Svyazinvest, Department of Internal Audit*

Period: *2003 – up to now*

Organization: ***Public JSC Dalsvyaz***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Uralsvyazinform***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Uralcomm Limited Liability Company***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC ACIB Pochtobank***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Permskaya teleradiocompany UralInform TV, Limited Liability Company***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC TeleRoss-Volgograd***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Rinet***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC TeleRoss-Novosibirsk***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC TeleRoss-Vladivostok***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC RTC-Center***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to

other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Ms. Irina Prokofieva

Born in: ***1968***
Education: ***higher***

Positions held over the past five years:
Period: ***1998 - 2001***
Organization: ***Public Joint-Stock Company Telecominvest***
Position: ***expert***

Period: ***2001 - 2001***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy chief of Internal Audit and Economic Analysis***

Period: ***2001 – 2003***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy Director – chief of internal audit unit, Internal Audit and Economic Analysis***

Period: ***2003 – up to now***
Organization: ***Private Joint-Stock Company Ermak-RMS***
Position: ***Member of the Board of Directors***

Period: ***2003 – up to now***
Organization: ***Public JSC Investitsionnaya Kompania Svyazi***
Position: ***Director of Internal Audit Department***

Period: ***2003 – up to now***
Organization: ***Public JSC North-West Telecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Uralsvyazinform***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC SibirTelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Southern Telecommunication Company***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Private JSC ACIB Pochtobank***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***South-Ural Cellular Phone Limited Liability Company***

Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC WestBaltTelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Orenburg GSM*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Yugsvyazstroy*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Recuperation facilities Orbita*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Volgogradski GSM*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC TeleRoss-Kubanelektrosvyaz*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Armavir telecommunications Plant*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC CMTO*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Stack GSM*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC South-Siberian Cellular Communications*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Pimtelephone*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC RTC-Leasing*
Position: *Member of Audit Commission*

Period: ***2003 – up to now***
Organization: ***Private JSC Westelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***JSC CenterTelecom***
Position: ***Member of Audit Commission***

Period: ***2003 – up to now***
Organization: ***Public JSC Lensvyaz***
Position: ***Member of Audit Commission***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Mr. Kirill Frolov

Born in: ***1977***
Education: ***higher***

Positions held over the past five years:
Period: ***1997 - 2000***
Organization: ***Limited Liability Company Dubrovki***
Position: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***Company A-Hold***
Position: ***auditor***

Period: ***2001 – 2001***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***chief expert, internal audit and economic analysis unit***

Period: ***2001 – 2003***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***chief of internal audit unit, Department of Internal Audit and Economic Analysis***

Period: ***2003 – up to now***
Organization: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Position: ***Deputy Director – chief of internal audit of subsidiaries of JSC Svyazinvest, Internal Audit Department***

Period: ***2002 - 2002***
Organization: ***Public JSC Amursvyaz***
Position: ***Member of the Board of Directors***

Period: *2003 – up to now*
Organization: *Private JSC Tverskaya Cellular Communications*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public JSC Uralsvyazinform*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Public JSC STC*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Uralvestcom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Svyazinformkomplekt*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Teleross-Tyumen*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC TyumenRuscom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Ermak-RSM*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Kaliningradskie Mobile Networks*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Transsvyaz*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Eniseytelecom*
Position: *Member of Audit Commission*

Period: *2003 – up to now*
Organization: *Private JSC Siberia cellular Systems 900*
Position: *Member of Audit Commission*

Period: *2003 – up to now*

Organization: *JSC CenterTelecom*
Position: *Member of Audit Commission*

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

Internal Audit Department

Ms. Lyudmila Dyliaeva

Born in: ***1958***
Education: ***higher***

Positions held over the past five years:
Period: ***1997 – 1999***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Inspector of the audit, internal audit commission***

Period: ***1999 – 2000***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Accountant-controller, accounting, reporting and control unit***

Period: ***2000 – 2001***
Organization: ***Public Joint-Stock Company Elektrosvyaz of the Moscow region***
Position: ***Chief of audit, Head Accounting Department***

Period: ***2001 – 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Head of Department of Internal Audit of the General Accounting Office***

Period: ***2003 – 2003***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Deputy head, Accounting Procedures, Methodology and Accounting Department***

Period: ***2003 – up to now***
Organization: ***Joint-Stock Central Telecommunication Company***
Position: ***Director of Internal Audit Department***

Interest in the legal (charter) capital of the issuer: ***no***
Percentage of ordinary shares of the issuer owned by the person: ***no***
Interest in daughter/affiliated companies of the issuer: ***no***

Relations (in-law, family, etc.) of the member of the issuer's body for control of its financial and business operations to other members of such bodies, members of the Board of Directors, the collective executive body and the person, performing the duties of the sole person executive body of the issuer: ***no information available to the Company***

5.6 Remunerations, benefits/reimbursement of expenses of the body supervising financial and business activities of the issuer.

The Charter of JSC CenterTelecom specifies that amount and payment procedure of the remunerations payable to members of the internal audit commission are set forth by Regulations on the audit commission of the Company to be approved by a general meeting of shareholders.

The said Regulations in Article 7 specify that a member of the audit commission shall be paid remunerations equal to half of that of a member of the Board of Directors.

Remunerations paid to all members of the audit commission in 2003: RUR1,763,049.90.

Remunerations paid to employees of the Internal Audit Department in 2003: RUR1,391,931.31

5.7 Workforce and general information on the issuer's employees and workforce variations

Description	1998	1999	2000	2001	2002	2003
Employees aged under 25, %	3.6%	3.8%	5.3%	5.9%	6.2%	6.2%
Employees aged over 25 but under 35 years, %	26.4%	26.2%	25.3%	25.0%	24.8%	23.7%
Employees aged over 35 but under 55, %	42.8%	42.6%	55.8%	55.7%	56.2%	57.7%
Employees aged over 55, %	27.2%	27.4%	18.6%	13.4%	12.8%	12.4%
Total: of whom:						
having college and/or general education, %	50.4%	50.0%	49.2%	48.6%	48.2%	46.0%
having initial and/or college education, %	31.7%	31.7%	31.9%	32.2%	32.5%	32.5%
having higher professional education, %	17.9%	18.3%	18.9%	19.1%	19.3%	21.5%
having post-graduate professional training, %	0%	0%	0%	0.1%	0.1%	0.1%

Description	measurement unit	1999	2000	2001	2002	2003	1Q2004
Average number of employees (less part-time and off the list workers)	employee	13,594	13,484	13,857	13,802	69,847	69,472
Payroll costs	thous. RUR	514,652	704,638	964,042	1,160,627	5,167,913	1,532,905
Other personnel costs	thous. RUR	15,353	19,720	27,131	34,350	417,967	88,372

The number of employees does not include officers significantly affecting financial and business activities of the issuer (key officers).

A trade-union body is set up in the Company.

5.8 Information regarding any issuer's obligations to employees (workforce) related to a possibility of their participation in the legal (contributed) capital (unit fund) of the issuer.

No obligations to employees.

VI. Information regarding shareholders of the issuer, and related (interested) party deals closed by the issuer

6.1 Data on the total number of the issuer's shareholders (participants).

Total number of the issuer's shareholders as at the reporting period end: **29,635**
of which nominal holders of the issuer's shares: **39**

6.2 Data on shareholders (participants) of the issuer owning at least 5% of its legal (contributed) capital (unit fund) or at least 5% of its ordinary shares, and data on participants (shareholders) of such holders, owning at least 20% of its legal (contributed) capital (unit fund) or at least 20% of ordinary shares of such a holder.

6.2.1. Full name of the shareholder: ***Public Joint-Stock Company Investitsionnaya Kompania Svyazi***
Abbreviated name: ***JSC Svyazinvest***
INN: ***7710158355***
Address: ***55 Plyuschikha Street, building 2, Moscow, 119121, Russia***
Interest in the legal (charter) capital of the issuer: ***38.02 %***
Percentage of ordinary shares: ***50.69 %***
Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer:
a) Name of the shareholder: ***Ministry of Property Relations of the Russian Federation***
Address: ***9 Nikolski Per., Moscow, Russia***
Interest in the legal capital of the issuer's shareholder (participant): ***50 % + 1***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***50 % + 1***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***
b) Name of the shareholder: ***MUSTCOM LIMITED***
Address: ***Julia House, 3 Themistokles Dervis Street CY-1066 Nicosia, Cyprus.***
Interest in the legal capital of the issuer's shareholder (participant): ***25 % + 1***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % + 1***
Interest in the legal (charter) capital of the issuer: ***0 %***
Percentage of ordinary shares: ***0 %***
c) Name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***
Address: ***9 Leninski Prospect, Moscow, 19049, Russia***
TIN (INN): 7704097841
Interest in the legal capital of the issuer's shareholder (participant): ***25 % -2***
Percentage of ordinary shares of the shareholder (participant) of the issuer: ***25 % -2***
Interest in the legal (charter) capital of the issuer: ***7.19 %***
Percentage of ordinary shares: ***9.59 %***
6.2.2. Full name of the shareholder: ***ING Bank (EURASIA) ZAO (Private Joint-Stock Company)***
Abbreviated name: ***ING Bank EURASIA***
INN: ***7712014310***
Address: ***31 Krasnaya Presnya, Moscow, 123022, Russia***
Interest in the legal (charter) capital of the issuer: ***5.04 %***
Percentage of ordinary shares: ***5.10%***
(nominal holder)
6.2.3. Full name of the shareholder: ***Private Joint-Stock Company Depositary Clearing Company***
Abbreviated name: ***ZAO DCC***
INN: ***7710021150***
Address: ***13 1st Tverskaya-Yamskaya Street, Moscow, 125047, Russia***

Interest in the legal (charter) capital of the issuer: *10.19%*

Percentage of ordinary shares: *8.29%*

(nominal holder)

6.2.4. Full name of the shareholder: ***Specialized state body established by the government - Russian Federal Property Fund***

INN: *7704097841*

Address: ***9 Leninski Prospect, Moscow, 119049, Russia***

Interest in the legal (charter) capital of the issuer: *7.19 %*

Percentage of ordinary shares: *9.59 %*

Shareholders (participants) owning at least 20% of the legal capital of the shareholder (participant) of the issuer: ***no such persons***

6.2.5. Full name of the shareholder: ***Private Joint-Stock Company ABN AMRO BANK AO***

Abbreviated name: ***ABN AMRO BANK A.O.***

INN: *7703120329*

Address: ***17 Bolshaya Nikitskaya Street, building 1, Moscow, 103009, Russia***

Interest in the legal (charter) capital of the issuer: *9.38%*

Percentage of ordinary shares: *3.96 %*

(nominal holder)

6.2.6. Full name of the shareholder: ***Private Joint-Stock Company BRUNSWICK UBS NOMINEES***

Abbreviated name: ***ZAO BRUNSWICK UBS NOMINEES***

INN: *7711080038*

Address: ***2/2 Paveletskaya Square, Moscow, 115054, Russia***

Interest in the legal (charter) capital of the issuer: *9.27%*

Percentage of ordinary shares: *5.08%*

(nominal holder)

6.3. Information on government or municipal interest in the charter (contributed) capital (unit) fund of the issuer, existence of a "golden share".

No	full name (for a legal entity – for-profit organization) or name (full name of the organization for a legal entity – not-for-profit organization), or first name and surname (for an individual), managing the government/municipal stake on behalf of the Russian Federation, constituent entity of the RF or municipality, who performs the functions of a member (shareholder) of the issuer.	Location	interest in the charter (contributed) capital of the issuer
1.	Specialized state body established by the government - Russian Federal Property Fund	9 Leninski Prospect, Moscow, 119049, Russia	7.19374 %
2.	State Enterprise Federal Postal Service for the Moscow region	29 Narodnogo Opolchenya Street, building 2, Moscow, 123824, Russia	0.00404 %
3.	Property Management Committee of Kaluga city	8 Saltykova-Schedrina Street, Kaluga, 248002, Russia	0.00011 %
4.	Property Fund of the Kaluga region	2 Stary Torg Square, Kaluga, 248630, Russia	0.00001 %

Special rights of the Russian Federation, constituent entities of the same, municipal entities for governing of the issuer: ***no***

6.4 Information regarding restrictions on owning interest in the legal (contribution) capital (unit fund) of the issuer.

According to item 8.12 of the Company's Charter:

In the event that a shareholder in the Company intends to acquire 30 or more percent of placed common shares in the Company, alone or jointly with an affiliate (affiliates), such shareholder must, no sooner than 90 days and no later than 30 days before the date of acquisition of shares, send the Company written notice of its intention to acquire the shares. After the completion of the transaction involving the acquisition of such shares such shareholder must, within 30 days from date of acquisition, propose to the Company shareholders to sell their common shares of the Company and mass-issued securities convertible into shares at the market price but not less than the average price for the six months preceding the acquisition date of the shares by such shareholder.

According to the Russian Federation Law On competition and limitation of monopolistic activities on commodity markets there are following restrictions applicable to dealings with outstanding issued securities of the issuer on OTC market:

based on an application of a legal entity or a natural person and subject to a consent of a federal anti-monopoly body given in advance, an individual (a group of individuals) may acquire shares (units) carrying voting rights in the legal capital of a business entity giving the person (the group of individuals) the right to control over 20% of the said shares (units).

There are no restrictions on foreign participation in the legal capital of the issuer.

There are no other limitations applicable to having an interest in the legal (contributed) capital of the issuer.

6.5 Information regarding changes in the ownership (shareholders-participants and their interests) of issuer affecting holders of at least 5 percent of its legal (contributed) capital (unit fund) or at least 5 percent of its ordinary shares.

	full and abbreviated corporate names (for a not-for-profit organization – name) of a legal entity or surname, given names of a natural person	interest of the person in the legal (contributed) capital (unit fund) of the issuer	percentage of the issuer ordinary shares owned by the said person
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **March 25, 1999***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	DCL-KF Corporation	5.82 %	2.72 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 12, 2000***			
1.	Russian Federal Property Fund	22 %	27.40 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.45 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 16, 2001***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %

*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **January 7, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	6.66 %	1.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **April 18, 2002***			
1.	Russian Federal Property Fund	22 %	27.4 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38 %	52.05 %
3.	PROTSVETANIE HOLDINGS LIMITED	5.93 %	0.51 %
4.	DCL-KF Corporation	5.58 %	2.39 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **December 17, 2002***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38.02 %	50.69 %
*Record date (compiling the list of persons entitled to take part in the general meeting of shareholders of the issuer): **May 5, 2003***			
1.	Russian Federal Property Fund	7.19 %	9.59 %
2.	Public Joint-Stock Company Investitsionnaya Kompania Svyazi JSC Svyazinvest	38.02 %	50.69 %

6.6 Information regarding transactions concluded by the issuer where self-interest existed (related party deals).

*Total value of the closed related party deals: RUR*6,314,498.94

1) Lease contract for non-living premises with JSC Moscow City Telephone Network

- the Board of Directors of JSC CenterTelecom.
- The related party deal
- V. Yashin as the Chairman of the Board of Directors is an interested party in the deals (as a member of the Board of Directors of JSC Moscow City Telephone Network), Mr. R. Amaryan as a non-independent director, Mr. A. Lopatin as a member of the Board of Directors and an interested party in the closing of the deal (as a member of the Board of Directors of JSC Moscow City Telephone Network).
- The Contract subject-matter: lease of non-living premises.
- JSC CenterTelecom and JSC Moscow City Telephone Network
- Total amount of annual rent is USD64,188 inclusive of VAT
- Effective as of signing.
- Lease period: from January 1, 2004 through December 25, 2004

2) Survey and design contract with JSC Giprosvyaz

- the Board of Directors of JSC CenterTelecom.
- The related party deal
- JSC Svyazinvest owning over 20% of voting shares of JSC CenterTelecom, also owns over 20% of voting shares of JSC Giprosvyaz.
- the Contract subject-matter: development of a system design.
- JSC CenterTelecom and JSC Giprosvyaz
- Total contract value is RUR1,694,915.25 plus VAT
- Effective as of signing.
- Work completion date: before October 29, 2004

The decision to approve the deal with JSC Giprosvyaz was made by the Board of Directors of JSC CenterTelecom, Minutes #31 of March 31, 2004

3) Financial lease contract with Private JSC RusLeasingSvyaz (Ivtelecom – a subsidiary of JSC CenterTelecom) for acquisition by the lessee as property under the terms and conditions of the lessor of some property from a certain seller and provision of this property for payment to the lessor as a lease item for temporary possession and use for commercial purposes.

- the Board of Directors of JSC CenterTelecom.
- The related party deal
- Mr. R. Amaryan as a non-independent director, Mr. A. Lopatin as a member of the Board of Directors and an interested party in the closing of the deal (as a member of the Board of Directors of Private JSC RusLeasingSvyaz)
- Lease contract subject-matter: acquisition by the lessee as property under the terms and conditions of the lessor of some property from a certain seller and provision of this property for payment to the lessor as a lease item for temporary possession and use for commercial purposes.
- JSC CenterTelecom and Private JSC RusLeasingSvyaz.
- Total value of the contract: RUR2,755,131.69
- Effective as of signing.
- the Contract is concluded for 2.5 years (30 months).

6.7 Accounts receivable

Accounts receivable (for 1999, 2000, 2001, 2002, 2003, 1Q2004).

As on December 31, 1999 (RUR in thousands)

	Break-down by posting periods					
Type of accounts receivable	0-45 days	45-90 days	90-180 days	180-360 days	Over 360 days	Total
Accounts receivable, total Of which:	151,112	18,414	20,771	18,199	37,308	245,804
Overdue, total	4,726	17,191	20,504	17,422	37,264	97,107
Customers and buyers	131,710	299	11		22	132,042
Bills of exchange receivable	50					50
Debt of daughter and affiliated companies						
Debt of participants (founders) with respect to contributions to the charter capital						
Advance payments made	930	99	41	129		1,199
Other debtors	13,696	825	215	648	22	15,406

As on December 31, 00 (RUR in thousands)

	Break-down by posting periods					
Type of accounts receivable	0-45 days	45-90 days	90-180 days	180-360 days	Over 360 days	Total
Accounts receivable, total of which:	191,542	29,168	15,159	13,454	15,041	264,364
Overdue, total	3,301	26,207	14,251	12,109	11,623	67,491
Customers and buyers	156,934	357	14		58	157,363
Bills of exchange receivable	50					50
Debt of daughter and affiliated companies						
Debt of participants (founders) with respect to contributions to the charter capital						
Advance payments made	13,279	1,408	582	406	1,445	17,120
Other debtors	17,978	1,196	312	939	1,915	22,340

As on December 31, 01 (RUR in thousands)

	Break-down by posting periods					
Type of accounts receivable	0-45 days	45-90 days	90-180 days	180-360 days	Over 360 days	Total
Accounts receivable, total Of which:	431,524	82,328	22,062	42,868	33,875	612,657
Overdue, total	19,180	69,765	18,406	33,451	15,640	156,442
Customers and buyers	235,079	534	55			235,668
Bills of exchange receivable						
Debt of daughter and affiliated companies						
Debt of participants (founders) with respect to contributions to the charter capital						
Advance payments made	5,934	629	624	464		7,651
Other debtors	171,331	11,400	2,977	8,953	18,235	212,896

As on December 31, 02 (RUR in thousands)

	Break-down by posting periods					
Type of accounts receivable	0-45 days	45-90 days	90-180 days	180-360 days	Over 360 days	Total
Accounts receivable, total Of which:	1,606,613	307,452	226,971	232,529	225,076	2,598,641
Overdue, total	59,859	111,466	134,212	103,087	145,350	55,3974
Customers and buyers	1,013,072	87,366	61,324	50,055	50,919	1,262,736
Bills of exchange receivable	354				32	386
Debt of daughter and affiliated companies	794	1,360	169	250	3,626	6,199
Debt of participants (founders) with respect to contributions to the charter capital						
Advance payments made	276,103	79,700	11,881	73,299	10,836	451,819
Other debtors	256,431	27,560	19,385	5,838	14,313	323,527

As on December 31, 03 (RUR in thousands)

	Break-down by posting periods					
Type of accounts receivable	0-45 days	45-90 days	90-180 days	180-360 days	Over 360 days	Total
Accounts receivable, total Of which:	2,049,711	269,013	279,761	249,635	542,027	3,390,147
Overdue, total	61,152	222,430	265,310	225,428	482,154	1,256,474
Customers and buyers	144,5274	3,283	126		210	1,448,893
Bills of exchange receivable	250					250
Debt of daughter and affiliated companies	2,590				1,687	4,277
Debt of participants (founders) with respect to contributions to the charter capital						
Advance payments made	186,302	19,736	8,171	5,701	20,283	240,193
Other debtors	354,143	23,564	6,154	18,506	37,693	440,060

As on March 31, 2004 (RUR in thousands)

	Break-down by posting periods					
Type of accounts receivable	0-45 days	45-90 days	90-180 days	180-360 days	Over 360 days	Total
Accounts receivable, total Of which:	2,983,591	270,082	413,023	233,686	634,876	4,535,258
Overdue, total	254,465	250,566	401,825	216,289	565,377	1,688,522
Customers and buyers	1,327,691	3,283	126		210	1,331,310
Bills of exchange receivable				150		150
Debt of daughter and affiliated companies			-			
Debt of participants (founders) with respect to contributions to the charter capital						
Advance payments made	191,881	13,294	8,242	12,945	30,160	256,522
Other debtors	1,209,554	2,939	2,830	4,302	39,129	1,258,754

In 2003 there were no debtors accounting for at least 10% of the total accounts receivable.

In 1Q2004 Private JSC Zagorodny Telecom (Country Telecom) accounted for receivables totaling RUR561,598 thousand, or over 10% of the total accounts receivable (RUR4,535,259 thousand).

Full name of the debtor: Private Joint-Stock Company Zagorodny Telecom

Abbreviated name: ZAO JSC Zagorodny Telecom

Overdue accounts receivable: no

The debtor is not affiliated to the Company.

VII. Accounting reports/financial statements of the issuer

7.1 Annual financial statements of the issuer.

Annual financial statements of JSC CenterTelecom for 2003 are attached as Annex 1 to the quarterly report.

7.2 Quarterly financial statements of the issuer for the last ended reporting quarter.

Quarterly financial statements of JSC CenterTelecom for 2003 are attached as Annex 2 to the quarterly report.

7.3 Consolidated financial statements of the issuer for the last full fiscal year.

Consolidated financial statements were not compiled as there was no request of the majority shareholder – JSC Svyazinvest.

7.4 Total value of export and export share in the total sales volume.

JSC CenterTelecom does not sell its services beyond the territory of the Russian Federation.

The market for sales of JSC CenterTelecom services is regions of the Russian Federation.

7.5 Information regarding significant changes in the issuer's property after the end of the last full fiscal year.

There were no significant (in excess of 5% of asset value of the Company) changes in the immovable property of the issuer.

In the total value of the immovable property the value of telecommunications facilities (cable ducts, linear plant) is specified. It should be noted that in the scope of telecommunications facilities the list of items to be registered by the government is not definitively finalized yet, nor are the registration arrangements. Article 7 of the Federal Telecommunications Act stipulates that specifics of the state registration of telecommunications facilities shall be set forth by the government of the Russian Federation. According to item 21 of the Russian Government executive order of December 4, 2003 #1776-r it is planned to draft a legal act On specifics of the state registration of ownership rights and other property rights for linear and cable plant in 2Q2004.

7.6 Information about litigations involving the issuer that may materially affect its financial and business operations.

The following law suits can be deemed as significant:

- lawsuits to the amount in excess of 10% of the Company's assets, valued as of December 31, 2003 at RUR3,267,440 thousand;
- lawsuits hampering normal business operations or aimed at their prohibition or termination (lawsuits demanding winding up of the Company, ruling on bankruptcy or insolvency of the Company or its daughter or affiliated companies, assignment of property (assets), contesting or jeopardizing licensed or patented rights, recovery of overdue levies and taxes payable to budget and out-of-budget funds in significant amounts).

In 1Q2004 the following 4 lawsuits were on various stages of proceedings which judging by formal (but not legal) risks can be treated as significant:

The Arbitration court of the Moscow region heard an application filed by the Moscow subsidiary of the Company requesting to invalidate the state registration of the ownership rights of the Municipal entity of the Chekhov locality of the Moscow region on the urban and rural telephone and radio broadcasting networks recorded on the books of the Company and requesting invalidation of the relevant registration certificates confirming the state registration of the ownership rights of the Municipal entity of the Chekhov locality of the Moscow region on the urban and rural telephone and radio broadcasting networks. At the court hearings on April 15, 2004 the court ruled in favor of JSC CenterTelecom.

A lawsuit filed by the Voronezh territorial division of MAP of RF requesting to declare illegal some actions of Voronezhsvyazinform – a subsidiary of JSC CenterTelecom with respect to some unidentified type of customers.

The lawsuit is to be heard by the Federal Court of the Central district of Voronezh city on July 12, 2004.

The essence of the lawsuit. As of 1994 implementation of per-minute billing started in the territory of the Voronezh

region. Currently per-minute billing is introduced in the city of Voronezh and some areas of the region. The Voronezh territorial division of MAP of RF believes that simultaneous operation of two different billing systems in the territory of the region contradicts the regulations on provision of telephone services approved by order of the government # 1235 of September 26, 1997.

The plaintiff demands that actions of Voronezhsvyazinform – a subsidiary of JSC CenterTelecom shall be declared illegal in respect of uncertain number of customers by violating provisions of item 1 Article 16 of the Law of RF on protection of consumers' rights, item 5 par. 82 of Regulations on provision of telephone services and make the defendant stop illegal activities and revise terms and conditions of contracts previously entered into by JSC Voronezhsvyazinform and some users to comply with effective legislation and other legal acts by establishing one common billing system.

- A lawsuit filed by Voronezh regional public association for protection of consumers' rights to defend rights of uncertain customers.

The essence of the lawsuit: introduction of per-minute billing for telephone services in the plaintiff's opinion violates rights of customers who use telephone in excess of average customer's usage, as in this case they pay more than before.

The plaintiff demands that the defendant actions to introduce per-minute billing for telephone services are to be recognized as illegal and the defendant shall cease the said actions.

In 1Q2004 the Federal Court of the Central district of Voronezh city rejected the lawsuit.

- a lawsuit filed by Svyaz-Service LLC to make Bryansksvyazinform – a subsidiary of JSC CenterTelecom enter into interconnection agreement on terms and conditions offered by the plaintiff.

Terms and conditions offered by the plaintiff in the draft agreement infringe on the property interests of the Company and interfere with normal settlement between operators participating in a single technological process of provision intra-tariff band, long-distance and international telecommunications services to customers.

The court ruled in favor of the plaintiff. Currently the court ruling is appealed.

There were no other lawsuits that might be recognized as material ones.

VIII. Additional information about the issuer and outstanding securities issued by it

8.1 Additional information about the issuer.

8.1.1 Legal (charter) capital of the issuer: amount and structure.

Amount of the issuer's legal capital as of the end of the last reporting quarter: **RUR** ***631,199,896.5***

Breakdown of the legal capital by categories of shares:

Ordinary shares:

total nominal value: RUR***473,402,049.9***

percentage of the legal capital: ***75.000337 %***

Preference shares:

total nominal value: RUR***157,797,846.6***

percentage of the legal capital: ***24.999663 %***

Level I American Depositary Receipts (ADRs) Program issued for underlying ordinary shares of JSC CenterTelecom was registered on August 22, 2001 by the US Securities and Exchange Commission. One ADR represents 100 ordinary shares of the Company. As of the end of the reporting quarter outstanding ADRs represented about 0.54% of local ordinary shares of the Company.

JPMorgan Chase Bank (J.P. Morgan Chase Bank, Trinity Tower 9 Tomas More Street London EIWIYT United Kingdom) is the depositary bank for the ADR program of the Company. Deposit Agreement between JSC CenterTelecom, JPMorgan Chase bank and holders of the ADRs was concluded on September 4, 2001, as revised and amended on December 10, 2001.

Permits for outstanding shares overseas are issued according to Ordinance of FCSM of Russia #03-17/ps of April 1, 2003.

FCSM permit to accept the Company shares for overseas trading was granted:

- ***August 16, 2001 # 702-r for Level I ADR Program for 334,185 underlying ordinary shares of the Company;***
- ***March 18, 2002 #323/r for Level I ADR Program for 334,185,000 underlying ordinary shares of the Company (due to share split);***

- *December 24, 2002 # 1818/r for Level I ADR Program for trading 802,000,000 underlying ordinary shares of the Company (due to joining of 16 telecom companies of the Central region to Joint-Stock Central Telecommunication Company).*

At the moment there are no market-makers arranging trading to ensure transfer of securities of a foreign issuer certifying rights with respect of the issuer's shares.

8.1.2 Changes in the legal capital of the issuer

Value of the legal capital as at January 1, 1998, RUR	618,631 (denominated in new roubles))
Breakdown of the legal capital by share type	Ordinary shares: total nominal value, RUR: ***451,601 (new rouble denominated)*** percentage of the legal capital: *73.00006 %* **Preference shares Class B:** total nominal value, RUR: ***12,372 (new rouble denominated)*** percentage of the legal capital: *1.9999 %* Preference shares Class A: total nominal value, RUR:154,658 ***(new rouble denominated)*** percentage of the legal capital: *25.00004 %*
The issuer's governing body which made a decision to change the issuer's legal capital	***Annual general meeting of shareholders of Joint-Stock Company Elektrosvyaz of the Moscow region***
Date and number of the minutes of the meeting (session) of the issuer's governing body at which the decision to change the issuer's legal capital was passed.	*17.05.1996 Minutes # 2*
Amount of the legal capital, RUR	***185,589,300***
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR***135,480,300*** percentage of the legal capital: *73.00006 %* **Preference shares Class B:** total nominal value, RUR***3,711,600*** percentage of the legal capital: *1.9999 %* **Preference shares Class A:** total nominal value, RUR***46,397,400*** percentage of the legal capital: *25.00004 %*
The issuer's governing body which made a decision to change the issuer's legal capital	Board of Directors of Joint-Stock Central Telecommunication Company
Date and number of the minutes of the meeting (session) of the issuer's governing body at which the decision to change the issuer's legal capital was passed.	**29.07.2002 Minutes # 6**
Legal capital, RUR	***631,199,896.5***
Breakdown of the legal capital by share type	**Ordinary shares:** total nominal value, RUR***473,402,049.9*** percentage of the legal capital: *75.000337 %* **Preference shares Class A:** total nominal value, RUR***157,797,846.6*** percentage of the legal capital: *24.999663 %*

8.1.3. Allocations to and making use of the reserves and other funds of the issuer

Article 10 (Charter of the Company) Company Funds

10.1. A reserve fund shall be created within the Company in the amount of 5 percent of the Company's charter capital.

The Company's reserve fund shall be formed through mandatory annual deductions of at least 5 percent of the Company's net profits until such time as the fund reaches the size established in this Clause.

The reserve fund is created for the purposes of covering the Company's losses, redeeming Company's bonds and repurchasing shares of the Company in the event that other funds are not available.

The reserve fund may not be used for other purposes.

In 2Q2003 the Company allocated RUR31,560 thousand (5% of the legal capital amount) to the reserves. In 3Q2003 a doubtful debt reserve to cover doubtful accounts receivable totaled to RUR973,167 thousand.

In 1Q2004 doubtful debts allowances with respect to accounts receivable totaled RUR1,183,491 thousand.

10.2. Pursuant to a resolution of the General Meeting of Shareholders on the matter provided in sub-clause 13 of Clause 13.2 herein other funds within the Company may be created, including a Shareholding Fund for Company employees.

Funds of the Shareholding Fund shall be used only to acquire shares of the Company sold by the shareholders of the Company for subsequent placement among the Company's employees.

Proceeds from the sale to Company's employees of shares acquired using funds from the Shareholding Fund, shall be contributed to such fund.

The procedure for contributing and using monies of the fund and its purpose shall be determined in the Regulation on the Shareholding Fund, to be approved by the Company's Board of Directors.

8.1.4 Convening and conducting meetings (sessions) of the issuer's supreme governing body

The issuer's supreme governing body: General meeting of shareholders

Serving notice of a meeting of the issuer's supreme governing body:

1) Notice of holding a general meeting of shareholders shall be given at least 20 days prior to the meeting and notice of meeting with a reorganization issue on the agenda shall be given for at least 30 days before the meeting.

If election of the Board of Directors is put on the suggested agenda of an extraordinary meeting, notice of the extraordinary meeting shall be given at least 50 days prior to the meeting.

Notice of a general meeting of shareholders shall be sent to each person named in the list of shareholders entitled to take part in the general meeting of shareholders by registered mail or handed over to each of the said persons in person with a signed receipt, or published by the Rossiiskaya Gazeta.

2) Notice of a general meeting of shareholders shall specify:

the full corporate name and domicile of the Company;

the form of conducting the meeting (a meeting or voting by mail (absentee voting));

date, venue and the time of holding a general meeting of shareholders and mailing address to send filled out ballots, or in the case of voting by mail the cut-off date of accepting ballots and the address for sending filled out ballots;

start time of the registration of attendees (representatives) taking part in the meeting;

the record date (date of finalizing the list of persons entitled to take part in the general meeting of shareholders);

the agenda of the general meeting of shareholders;

procedure of confirming powers of representatives of persons entitled to take part in the general meeting of shareholders;

arrangements for reviewing information (materials) to be provided to those entitled to take part in the general meeting before the meeting and address (addresses) where the information can be reviewed, (the address of the sole person executive body of the Company, and addresses of other locations where the information (materials) will be provided).

3. Notice to shareholders of a general meeting of shareholders which agenda suggests voting on issues that may entail creation of a right to demand a share repurchase by the Company, in addition to the information mentioned in par. 4.2, should indicate the following:

a reminder that shareholders-owners of ordinary shares of the Company have the right to demand a repurchase by the Company of the shares owned by such shareholders, if they voted against the passed decision or did not take part in voting on these issues;

share price and repurchase procedure.

4. Notice to shareholders of an extraordinary general meeting of shareholders which agenda suggests election of the Board of Directors of the Company in addition to the information mentioned in par. 4.2 above should specify the dates and procedure of nominating candidates to the Company's Board of Directors by shareholders (a shareholder) owning on aggregate at least 2% of voting shares of the Company.

5. Besides the information specified in par. 2-4, notice of a general meeting of shareholders may provide other information regarding shareholders' participation in the general meeting of shareholders.

Individuals (bodies) empowered to convene (demand convening) an extraordinary meeting (session) of the issuer's supreme governing body and a procedure of filing (making) such demands:

- *the Board of Directors on its own initiative;*
- *request of the Company's Audit Commission,*
- *request of the Company's auditor,*
- *request of shareholders (a shareholder) owning at least 10% of voting shares of the Company as at the date of making the request.*

Procedure of setting the date of the meeting (session) of the issue's supreme governing body: Setting the date and definition of the procedure of conducting a general meeting of shareholders shall be an exclusive power of the Board of Directors, in accordance with Article 47 of the Federal Law On Joint-Stock Companies.

1) An annual general meeting of shareholders shall be held not earlier than 4 months and not later than 6 months after the relevant fiscal year end.

2) An extraordinary general meeting of shareholders to convened at the request of the Audit Commission, the Company's auditor or shareholders (a shareholder) owning on aggregate at least 10% of the Company voting shares shall be held within 40 days from making the request to convene an extraordinary meeting of shareholders.

3) An extraordinary General Meeting of Shareholders convened pursuant to a request from the Company's internal audit commission, the Company's auditor or shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company must be held within 70 days from the moment the request for an extraordinary General Meeting of Shareholders is presented, if the agenda of such meeting includes election of the Company's Board of Directors.

4) In the event that the number of members of the Company's Board of Directors falls below the quorum for conducting sessions of the Company's Board of Directors, an extraordinary General Meeting of Shareholders convened pursuant to a resolution of the Company's Board of Directors adopted at its own initiative to elect the Company's Board of Directors must be held within 70 days from the moment the Company's Board of Directors adopts the resolution to hold the meeting

5) Except as specifically stated in par. 4 above, an extraordinary general meeting of shareholders to be convened pursuant to a decision of the Board of Directors of the Company on its own initiative for resolving any matters in the power of a general meeting of shareholders, including the following:

- early termination of powers of the Board of Directors and election of the Board of Directors of the Company (if the Board membership is less than the quorum for holding the Board meetings),
- election of the Board of Directors (if the Board of Directors was not elected for any reason);

shall be held at the date set by the Board of Directors of the Company in compliance with effective legislation and the Company Charter.

Persons entitled to put issues on the agenda of a meeting (session) of the issuer supreme governing body, and procedure of making such proposals:

Shareholders – owners of at least 2% of the Company voting shares have the right to put issues on a shareholders' meeting agenda.

1. Proposals on putting issues on the agenda of an annual general meeting of shareholders and nominating candidates for the bodies of the Company elected by a general meeting of shareholders can be made and requests to convene an extraordinary general meeting filed by way of:

sending by mail to the address (location) of the sole person executive body of the issuer specified in the unified state register of legal entities;

handing over with a signed delivery confirmation to the person performing the duties of the sole person executive body of the Company, the Chairman of the Board of Directors, the Corporate Secretary or other person authorized to accept documents in writing addressed to the Company;

sending a facsimile message.

2. Proposals on putting issues on the agenda of a general meeting of shareholders and nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders shall contain information identified in Article 53 of the Federal Law On Joint-Stock Companies. A request to hold an extraordinary general meeting shall contain information identified in Article 55 of the Federal Law On Joint-Stock Companies. A proposal on nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders, contained in a request to convene an extraordinary general meeting of shareholders shall comply with provisions of Article 53 of the Federal Law On Joint-Stock Companies.

3. A proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, and a request to convene an extraordinary general meeting of shareholders shall be deemed to have been received from the shareholders, who (whose representatives) signed them.

4. The percentage of the voting shares owned by the shareholder (shareholders) putting forward a proposal for the agenda of an annual general meeting of shareholders and/or nominating candidates to stand for election to the Company bodies elected by a general meeting of shareholders shall determined as at the date of making such proposal.

The percentage of voting shares owned by the shareholder (shareholders) requesting to convene an extraordinary general meeting of shareholders shall be determined as at the date of filing such request.

5. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders is signed by a representative of a shareholder a power of attorney (a copy thereof certified as required) containing data about the shareholder and his/her representative shall be attached to such proposal (request), the personal details provided being in compliance with requirements of the Federal Law On Joint-Stock Companies regarding the data to be contained in the power of attorney for voting by proxy executed in accordance with stipulations of the Federal Law on Joint-Stock Companies regulating execution of a power of attorney for voting by proxy.

6. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders is signed by a shareholder (a shareholder's representative) whose shareholding rights are registered on a depo account with a depositary a statement of the shareholder's depo account with the depositary maintaining the register of rights for such shares shall be attached to such proposal (request).

7. During preparation of a general meeting when candidates for the Board of Directors, the Audit Commission of the Company are nominated a proposal may be accompanied by consent in writing of the nominated candidate and information about the candidate to be provided to persons entitled to take part in the general meeting of shareholders.

8. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders was sent by mail, the date of putting such proposal shall be the stamp date on the seal confirming the posting of the dispatch.

If a request to convene an extraordinary general meeting was sent by ordinary mail or other ordinary dispatch the date of filing such request shall be the date the stamp date on the seal confirming the delivery of the dispatch, and if a request to convene an extraordinary general meeting was sent by registered mail or other registered dispatch – the date of handing it in to the addressee with a signed confirmation.

9. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders was handed in with a signed confirmation the date of handing in shall be the date of making the proposal/request.

10. If a proposal on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or a request to convene an extraordinary general meeting of shareholders was sent by a facsimile transmission the date of making the proposal or filing the request shall be the date of receipt of the transmission by the Company determined as described in the paragraph below.

A facsimile transmission containing a proposal or request shall be sent at the fax number of the Company and received by the Company before the end of official business day established at the Company. The copy of the transmitted facsimile message shall bear the name of person sending the message, date and time of the transmission and the name of the person who received the transmission. The person sending the message shall request acknowledgement of receipt and the person who received the message shall acknowledge the receipt by sending a return facsimile message.

Upon receipt by the Company of the original proposal or request sent by a facsimile transmission the date of making the request or filing the request shall be the date of receipt by the Company of the facsimile message.

11. The Company's Board of Directors must review the made proposals for the agenda of an annual general meeting of shareholders or proposal on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders and pass relevant decisions not later than 5 days after cut-off date for making proposals set in the Company's Charter.

Proposals on putting issues on the agenda of a general meeting of shareholders, or nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders received by the Company after the cut-off date for review of proposals shall also be reviewed by the Board of Directors as stipulated by the effective legislation.

12. Proposals on putting issues on the agenda of a general meeting of shareholders, on nominating candidates to stand for election to the Company's bodies elected by a general meeting of shareholders, or requests to convene an extraordinary general meeting of shareholders may be called off by the those who made the proposals and filed the requests. The date of receipt by the Company of such withdrawal shall be the date of receipt by the Company of a mailed letter, the date of handing in the withdrawal, or the date of receipt by the Company of the facsimile transmission.

Persons entitled to review the information (materials) provided during preparation and conduct of a meeting (session) of the supreme governing body of the issuer, and procedure of reviewing the information:

A list of persons entitled to participate in a general meeting of shareholders shall be compiled on the basis of entries in the register of shareholders of the Company.

Procedure of reviewing the information provided during preparation for a general meeting of shareholders:

- at the location of the executive bodies of the Company;
- during the general meeting of shareholders at the venue of the meeting;
- at other sites specified in the notice of the shareholders' meeting;
- at a shareholder's request within no more than 5 days,
- on the premises at the address of the sole person executive body: 6 Degtiarny Per., building 2, office 513, Moscow, Russia

8.1.5 Information regarding commercial organizations in which the issuer owns at least 5% of the organization's legal capital or at least 5% of the ordinary shares.

Name: ***Limited Liability Company MobilCom***
Abbreviated name: ***MobilCom LLC***
Address: ***17 Mira Street, Vladimir, 600017, Russia***
Mailing address: ***40 Gorkogo Street, Vladimir, 600017, Russia***
INN: ***3302015376***
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Mr. Alexander G. Udilov (1955)

Members of the collective executive body of the organization in question:
No collective executive body

Name: ***Limited Liability Company Telecom-Stroy***
Abbreviated name: ***LLC Telecom-Stroy***
Address: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
Mailing address: ***6 2nd Minski Per., Ivanovo, 153017, Russia***
INN: ***3731033134***
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Mr. Oleg I. Shepelev (1950)
Born in: ***No information available in the Company***

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Limited Liability Company Teleport-Ivanovo***
Abbreviated name: ***Teleport Ivanovo LLC***
Address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
Mailing address: ***90 Tashkentskaya Street, Ivanovo, 153032, Russia***
INN: ***3731029642***
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Mr. Alexander A. Kopytin (1971)

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Limited Liability Company Telecom-Terminal***
Abbreviated name: ***Telecom-Terminal LLC***
Address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***
Mailing address: ***13 Lenina Prospect, Ivanovo, 153000, Russia***
INN: ***3731033198***
The issuer's interest in the legal entity's legal capital: ***100 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Mr. Sergey L. Tikhonov (1967)

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Limited Liability Company Vlad Page***
Abbreviated name: ***Vlad Page LLC***
Address: ***42 Gorkogo Street, Vladimir, Russia***
Mailing address: ***42 Gorkogo Street, Vladimir, Russia***
INN: ***3328414576***
The issuer's interest in the legal entity's legal capital: *75 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Mr. Alexander G. Udilov (1955)

Members of the collective executive body of the organization in question:
No collective executive body.

Name: ***Public Joint-Stock Company Russian Telecommunications Network***
Abbreviated name: ***JSC RTS***
Location: ***2/15 Maroseyka Street, Moscow, 101000, Russia***
Mailing address: ***108 Profsoyuznaya Street, Moscow, 117437, Russia***
INN: 7709029010
The issuer's interest in the legal entity's legal capital: ***88.45 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no
Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Viktor A. Polischuk (1938) – Chairman of the Board of Directors

Sergei V. Biryukov (1956)
Albert A. Gavrikov (1970)
Vyacheslav E. Kamnev (1968)
Evgeniy F. Kamnev (1935)
Alexander A. Kuzmitski (1935)
Nadim Jabajy (1942)
Donald King (1951)

The person performing duties of the sole person executive body (year of birth):
Sergei V. Biryukov (1956)

Members of the collective executive body of the organization in question:
No collective executive body.

Name: Private Joint-Stock Company *CenterTelecomService*
Abbreviated name: *ZAO CenterTelecomService*
Address: *23 Proletarskaya Street, room 101, Khimki, Moscow region, 141400, Russia*
Mailing address: *3 Dmitrovski Per., building 1, Moscow, 130031, Russia*
INN: *5047053920*
The issuer's interest in the legal entity's legal capital: *75 %*
Percentage of the owned voting shares: *75%*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors of the organization (year of birth):
Mr. Ruben A. Amaryan (1949) – Chairman of the Board of Directors
Mr. Aleksey A. Lokotkov (1950)
Mr. Sergey V. Pridantsev (1967)
Ms. Ella M. Zhuravleva (1961)
Mr. Vladimir. V. Kozin (1970)
Mr. Sergey L. Presnyakov (1959)
Mr. Ruslan V. Kryazhev (1967)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir V. Molchanov (1960)

Members of the collective executive body of the organization (year of birth);
Member of the Management Board:
Sergey Pridantsev (1967)
Nikolay Mezhuev (1962)
Maksim Pegasov (1966)
Vladimir Kondratov (1969)
Vladimir Molchanov (1960) – Chairman of the Management Board

Name of the entity: *Limited Liability Company Manufacturing and implementation plant Svyaz-Service-Irga*
Abbreviated name: *Svyaz-Service-Irga LLC PVP*
Address: *21 Esenina Street, Ryazan, 390046, Russia*
Mailing address: *20 Lermontovskaya Street, office 13, Ryazan, 390046, Russia*
INN: *6231010582*
The issuer's interest in the legal entity's legal capital: *70 %*

The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander V. Boytsev (1955)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Private Joint-Stock Company Svyazproekt***
Abbreviated name: ***Private JSC Svyazproekt***
Address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia***
Mailing address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia***
INN: *7734006457*
The issuer's interest in the legal entity's legal capital: *53 %*
Percentage of the owned voting shares: *53 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

No ongoing operations. An annual general meeting of shareholders of Svyazproekt passed a resolution to wind up the company in question (Minutes # 44 of June 18, 2002)
A 6 member liquidation commission was elected. Members of the commission:

1. Mr. M.A.Pegasov
2. Ms. N.A.Sudareva
3. Mr. G.D.Korobov
4. Ms. L.A.Yudintseva
5. Ms. L.D.Khotinskaya
6.Ms. A.I.Eremina

Name: ***Limited Liability Company Vladimirski Payphone***
Abbreviated name: ***Vladimirski Payphone LLC***
Address: ***32-a Stroiteley Street, Vladimir, Russia***
Mailing address: ***32-a Stroiteley Street, Vladimir, Russia***
INN: ***3302019910***
The issuer's interest in the legal entity's legal capital: *51 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir I. Yurkin (1951)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Private Joint-Stock Company Moscow Telecommunications Company/ Private Joint-Stock Company CenterTelecomService of the Moscow region***

Abbreviated name: ***Private JSC MOTECO/ Private JSC CTCS MO***

Private JSC MOTECO was renamed as Private Joint-Stock Company CenterTelecomService of the Moscow region (Private JSC CTCS MO) pursuant to a decision passed by an annual meeting of shareholders on June 10, 2003. The change in the name was registered on October 9, 2003 in the Unified State Register of legal entities (Certificate # 2037724056742).

Address: ***1a Kolomenski Proezd, Moscow, 115446, Russia.***

Mailing address: ***33 Akademika Volgina Street, office 143, Moscow, 117437, Russia***

INN: ***7724020780***

The issuer's interest in the legal entity's legal capital: ***51 %***

Percentage of the owned voting shares: ***51 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (the year of birth):

Mr. Ruben A. Amaryan (1949) – Chairman of the Board of Directors

Mr. Aleksey A. Lokotkov (1950)

Mr. Sergey V. Pridantsev (1967)

Mr. Sergey V.Biryukov (1956)

Mr. Andrey V. Galaev (1962)

Mr. Nikolay V. Mezhuev (1962)

Mikhail A. Medrish (1953)

Mr. Viktor A. Polischuk (1938)

The person performing the duties of the sole person executive body (specify the year of birth):

Mikhail A. Medrish (1953)

Members of the collective executive body of the organization (specify the year of birth):

Members of the Management Body:

Mikhail A. Medrish (1953) – Chairman of the Management Board

Vladimir Kondratov (1969)

Vladimir V. Molchanov (1960)

Maksim A. Pegasov (1966)

Konstantin N. Shadrin (no data available)

Entity's name: ***Private Joint-Stock Company Telecom of the Ryazan region***

Abbreviated name: ***Private JSC Telecom of the Ryazan region***

Address: ***36 Svobody Street, Ryazan, 390006, Russia***

Mailing address: ***33 Uritskogo Street, Ryazan, 390000, Russia***

INN: ***6231027018***

The issuer's interest in the legal entity's legal capital: ***50.9 %***

Percentage of the owned shares: ***50.9 %***

The interest of the commercial organization in the issuer's legal capital - no interest

Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth) (specify the year of birth):

Mr. Mikhail A. Tulyupa (1971)

Mr. Vladimir N. Shevnev (1941) – Chairman of the Board of Directors

Mr. Valeri P. Melkov (1945)
Mr. Ivan F. Nikanorov (1935)
Mr. Vladimir I. Veretennikov (1952)
Ms. Olga V. Shapkina (1961)
Mr. Vladislav N. Shatilov (1959)
Ms. Elena A. Kukina (1977)
Mr. Yuri D. Lagutin (1947)

The person performing duties of the sole person executive body (year of birth):
Ms. Olga V. Shapkina (1959)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company TeleRoss-Voronezh***
Abbreviated name: ***Private JSC TeleRoss-Voronezh***
Address: ***35 Prospect Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Krasnoarmeyskaya Street, Voronezh, 394006, Russia***
INN: *3666062774*
The issuer's interest in the legal entity's legal capital: ***50 %***
Percentage of the owned voting shares: ***50 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Alexander G. Kudryavtsev (1954)
Mr. Alexander V. Haustovich (1949) – Chairman of the Board of Directors
Mr. Daniel Horemans (1960)
Ms. Natalia A. Sudareva (1958)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Vladimir Teleservice***
Abbreviated name: ***Private JSC Vladimir Teleservice***
Address: ***20 Gorokhovaya Street, Vladimir, 600017, Russia***
Mailing address: ***45a Krasnoarmeyskaya Street, Vladimir, 600021, Russia***
INN: *3328407272*
The issuer's interest in the legal entity's legal capital: ***50 %***
Percentage of the owned voting shares: ***50 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Andrey G. Andreev (1970)
Mr. Anatoli E. Brekhov (1952) – Chairman of the Board of Directors
Mr. Rutsam R. Valishev (1958)
Mr. Andrey A. Kirillov (1971)

Ms. Yulia A. Kushavina (1974)

The person performing duties of the sole person executive body (year of birth):

Mr. Andrey G. Andreev (1970)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Cellular Communications Of Black-Soil Area (Chernozemie)***
Abbreviated name: ***Private JSC Cellular Communications Of Black-Soil Area***
Address: ***35 Prospect Revolution, Voronezh, 394000, Russia***
Mailing address: ***25 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN: ***3666016619***
The issuer's interest in the legal entity's legal capital: ***45 %***
Percentage of the owned voting shares: ***60 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Alexander V. Haustovich (1949) – Chairman of the Board of Directors
Mr. Yuri V. Arapov (1962)
Mr. Valeri P. Vanyukhin (1962)
Mr. Alexander V. Garmonov (1950)
Mr. Grigoriy N. Kuzmenko (1953)
Mr. Valeriy G. Nikolaev (1943)
Mr. Ivan D. Makhov (1952)
Mr. Viktor N. Trubin (1953)

The person performing duties of the sole person executive body (year of birth):

Mr. Igor I. Dezhurny (1937)

Interest in the issuer's legal capital owned by the named person, %: ***no***
Percentage of the issuer's ordinary shares, %: ***no***

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Kaluzhskaya Cellular Communications***
Abbreviated name: ***Private JSC KSC***
Address: ***38 Teatralnaya Street, Kaluga, 248600, Russia***
Mailing address: ***85 Nikitina Street, building 2, Kaluga, 248600, Russia***
INN: ***4027019302***
The issuer's interest in the legal entity's legal capital: ***42 %***
Percentage of the owned voting shares: ***42 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Yuri V. Arapov (1962) – Chairman of the Board of Directors
Mr. Nikolay Yu. Prustsev (19600
Mr. Viktor N. Trubin (1953)
Mr. Petr N. Martyshechkin (1956)

The person performing duties of the sole person executive body (year of birth):

Viktor V. Kuksinski (1957)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Ryazanskaya Cellular Communications***
Abbreviated name: ***Private JSC Ryazanskaya Cellular Communications***
Address: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
Mailing address: ***4 Televizionnaya Street, Ryazan, 390011, Russia***
INN: *6230008213*
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the owned voting shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Yuri V. Arapov (1962) – Chairman of the Board of Directors
Mr. Maksim A. Brodski (1974)
Mr. Maksim A. Pegasov (1966)
Mr. Viktor N. Trubin (1953)
Mr. Vladimir N. Shevnev (1941)

The person performing duties of the sole person executive body (year of birth):

Mr. Boris N. Trusov (1969)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Smolenskaya Cellular Communications***
Abbreviated name: ***Private JSC Smolenskaya Cellular Communications***
Address: ***6 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia***
Mailing address: ***13 Oktyabrskoy Revolution Street, Smolensk, 214000, Russia***
INN: *6730011687*
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the owned voting shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Igor N. Goldobin (1969)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Private Joint-Stock Company Tverskaya Cellular Communications***
Abbreviated name: ***Private JSC Tverskaya Cellular Communications***
Address: ***52 Radischeva Street, Tver, 170000, Russia***
Mailing address: ***52 Radischeva Street, Tver, 170000, Russia***
INN: ***6905012941***
The issuer's interest in the legal entity's legal capital: ***40 %***
Percentage of the owned voting shares: ***40 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Evgeni I. Savenkov (1946) – Chairman of the Board of Directors
Mr. Yuri V. Arapov (1962)
Mr. Mikhail G. Kashin (1951)
Mr. Vitali S. Kostenko (1944)
Mr. Aleksey A. Lokotkov (1950)

The person performing duties of the sole person executive body (year of birth):

Mr. Vitali S. Kostenko (1944)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Bryanskie Cellular Networks***
Abbreviated name: ***Private JSC Bryanskie Cellular Networks***
Address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
Mailing address: ***44 Emlyutina Street, Bryansk, 241011, Russia***
INN: ***3234027405***
The issuer's interest in the legal entity's legal capital: ***34.4 %***
Percentage of the owned voting shares: ***34.4 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Sergey B. Altunin (1960) – Chairman of the Board of Directors
Vasili A. Gapeenko (1952)
Aleksey N. Shirokov (1961)
Andrey Ts. Torosyan (1963)
Georgiy V. Sviridov (1970)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander F. Vasilyev (1951)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Belgorodskaya Cellular Communications***
Abbreviated name: ***Private JSC Belgorodskaya Cellular Communications***
Address: ***3 Revolution Square, Belgorod, 384000, Russia***
Mailing address: ***35 Kostyukova Street, Belgorod, 380024, Russia***
INN: *3124017556*
The issuer's interest in the legal entity's legal capital: ***30 %***
Percentage of the owned voting shares: ***30 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Igor N. Goldobin (1969)

Members of the collective executive body of the organization in question (the Management Board):

No collective executive body.

Name: ***Private Stock Company Radiopaging Incorporated Company***
Abbreviated name: ***Private SC Radiopaging***
Address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia.***
Mailing address: ***29 Narodnogo Opolchenya Street, building 2, Moscow, 123154, Russia.***
INN: *7734006436*
The issuer's interest in the legal entity's legal capital: ***30 %***
Percentage of the owned voting shares: ***30 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Oleg A. Medvedev

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company Rating***
Abbreviated name: ***Rating LLC***
Address: ***123 Lenina Prospect, office 403, Obninsk, Kaluga region, 249035, Russia***
Mailing address: ***123 Lenina Prospect, office 403, Obninsk, Kaluga region, 249035, Russia***
INN: *4025024762*
The issuer's interest in the legal entity's legal capital: ***29.39 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization:

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Vasili V. Mosolov (1952)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Public Joint-Stock Company Telecommunications Company Rinfotels***
Abbreviated name: ***JSC TC Rinfotels***
Address: ***43 Esenina Street, Ryazan, 390023, Russia***
Mailing address: ***43 Esenina Street, Ryazan, 390011, Russia***
INN: ***6231009386***
The issuer's interest in the legal entity's legal capital: ***26 %***
Percentage of the owned voting shares: ***26 %***
The interest of the commercial organization in the issuer's legal capital – 0.001089%
Percentage of the issuer's ordinary shares owned by the commercial organization – 0.00145%

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Sergey V. Bobylev (1961)
Mr. Igor M. Maysels (1954)
Mr. Valeriy P. Melkov (1945)- Chairman of the Board of Directors
Mr. Vladimir N. Shevnev (1941)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey V. Bobylev (1961)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Limited Liability Company Tver-Telecom***
Abbreviated name: ***Tver-Telecom LLC***
Address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
Mailing address: ***24 Novotorzhskaya Street, Tver, 170000, Russia***
INN: ***6905050312***
The issuer's interest in the legal entity's legal capital: ***26 %***
The interest of the commercial organization in the issuer's legal capital – 0.017572%
Percentage of the issuer's ordinary shares owned by the commercial organization – 0.023429%

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Vitali S. Kostenko (1944)

Members of the collective executive body of the organization in question:

No collective executive body.

Name: ***Kaluga gas and energy joint-stock bank Gasenergobank (Public Joint-Stock Company)***
Abbreviated name: ***Kaluga gas and energy joint-stock bank Gasenergobank***
Address: ***4 Plekhanova Street, Kaluga, 248030, Russia***

Mailing address: ***4 Plekhanova Street, Kaluga, 248030, Russia***
INN: ***4026006420***
The issuer's interest in the legal entity's legal capital: ***25.21 %***
Percentage of the owned voting shares: ***25.21%***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Alexander Yu. Bezuglov (1963)
Mr. Vladimir I. Bogomolov (1965) – Chairman of the Board of Directors
Mr. Alexander A. Dudin (1950)
Mr. Boris G. Kipelov (1938)
Mr. Nikolay B. Kozhevnikov (1963)
Mr. Vladislav M. Ledkov (1947)
Mr. Igor I. Gorskikh (1971)

The person performing duties of the sole person executive body (year of birth):
Chairman of the Board of the bank: Mr. Igor I. Gorskikh (1971)

Members of the collective executive body (the Management Board) of the organization in question (specify the year of birth):
Mr. Igor I. Gorskikh (1971) – Chairman of the Board
Mr. Alexander G. Vorobiev (1950)
Mr. Aleksey V. Lachikhin (1973)
Ms. Svetlana V. Lutsenko (1954)
Ms. Evdokia I. Maeva (1959)
Ms. Tamara P. Ustyugova (1950)

Entity's name: ***Limited Liability Company Trunksvyaz***
Abbreviated name: ***Trunksvyaz LLC***
Address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
Mailing address: ***14 Plekhanovskaya Street, Voronezh, 394018, Russia***
INN: ***3666062069***
The issuer's interest in the legal entity's legal capital: ***25%***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):
Ms. Natalia V. Kuzmina (1962)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Limited Liability Company RadioLine***
Abbreviated name: ***RadioLine LLC***
Address: ***77 Lenina Prospect, Tula, 300012, Russia***

Mailing address: ***77 Lenina Prospect, Tula, 300012, Russia***
INN: ***7107037454***
The issuer's interest in the legal entity's legal capital: ***13%***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

No Board of Directors (Supervisory Board)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey D. Degtyarev (1959)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Oskoltelecom***
Abbreviated name: ***Private JSC OskolTelecom***
Address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
Mailing address: ***34 Solnechny township, Stary Oskol, Belgorod region, Russia***
INN: ***3128001250***
The issuer's interest in the legal entity's legal capital: ***12.41 %***
Percentage of the owned voting shares: ***12.41 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Grigoriy N. Kuzmenko – Chairman of the Supervisory Board (1953)
Mr. Mikhail S. Umanski (1952)
Mr. Vladimir P. Konovalov (1951)
Mr. Vladimir N. Mikulyak (1958)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir N. Mikulyak (1958)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Science and Technology Center Comset***
Abbreviated name: ***Private JSC Comset***
Address: ***7 Zeleny Pr., Moscow, 111141, Russia***
Mailing address: ***7 Zeleny Pr., Moscow, 111141, Russia***
INN: ***7720014200***
The issuer's interest in the legal entity's legal capital: ***11.09 %***
Percentage of the owned voting shares: ***11.09 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Alexander S. Adzhemov (1955) – Chairman of the Board of Directors
Mr. Ruben A. Amaryan (1949)
Mr. Vasiliy G. Dedoborsch (1929)
Mr. Khamza I. Mavlyutov (1951)

Mr. Petr V. Mikhalevski (1975)
Mr. Nikolay V. Savlukov (1958)
Mr. Sergey P. Solovyev (1946)
Mr. Vladimir V. Terekhov (1958)
Mr. Alexander P. Fedoseev (1956)

The person performing duties of the sole person executive body (year of birth):

Mr. Sergey P. Solovyev (1956)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Optimum-Svyaz***
Abbreviated name: ***Private JSC Optimum-Svyaz***
Address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
Mailing address: ***116/1 Esenina Street, office 704, Ryazan, 390046, Russia***
INN: ***6231028460***
The issuer's interest in the legal entity's legal capital: ***10 %***
Percentage of the owned voting shares: ***10 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Vladimir N. Shevnev (1941)
Mr. Yuri M. Vozhakov (1960)
Mr. Gennadi N. Gamarushkin (No data available)

The person performing duties of the sole person executive body (year of birth):

Mr. Yuri M. Vozhakov (1960)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Public Joint-Stock Company Kaluzhski Registration Center***
Abbreviated name: ***JSC Kaluzhski Registration Center***
Address: ***9 Stary Torg Square, Kaluga, 248630, Russia***
Mailing address: ***Subscriber box 32, Kaluga, 248000, Russia***
INN: ***4027028378***
The issuer's interest in the legal entity's legal capital: ***9.87 %***
Percentage of the owned voting shares: ***9.87 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Pursuant to a decision to wind up the company the duties of executive bodies are performed by a liquidation commission, consisting of the following people:

Mr. Boris I. Poltoratski
Mr. Alexander V. Karavaev
Mr. Sergey V. Verbin

Entity's name: ***Private Joint-Stock Company Voronezh Regional Agency of Small and Medium Business Support***
Abbreviated name: ***Private JSC Voronezh Regional Agency of Small and Medium Business Support***

Address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***
Mailing address: ***32 Srednemoskovskaya Street, Voronezh, 394000, Russia***
INN: ***3666041862***
The issuer's interest in the legal entity's legal capital: ***8.97 %***
Percentage of the owned voting shares: ***8.97 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
No Board of Directors (Supervisory Board)
The person performing duties of the sole person executive body (year of birth):
Mr. Vladimir B. Rostislavin (1955)
Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Teleservice***
Abbreviated name: ***Private JSC Teleservice***
Address: ***119 Leninski Prospekt, Voronezh, 394007, Russia***
Mailing address: ***68 Karl Marx Street, Voronezh, 394000, Russia***
INN: ***3661013974***
The issuer's interest in the legal entity's legal capital: ***6.6 %***
Percentage of the owned voting shares: ***6.6 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):
Mr. Mikhail V. Kollontay (1960) – Chairman of the Board of Directors
Mr. Vadim V. Kudrev (1960)
Mr. Aleksey V. Petrov (1970)
Mr. Alexander V. Haustovich (1949)
Mr. Evgeni N. Kononov (1961)

The person performing duties of the sole person executive body (year of birth):
Mr. Igor G. Korobko (1955)

Members of the collective executive body of the organization in question:
No collective executive body.

Entity's name: ***Private Joint-Stock Company Information Agency InformCourrierSvyaz***
Abbreviated name: ***Private JSC InformCourrierSvyaz***
Address: ***12 Klenovy Boulevard, Moscow, 115470, Russia***
Mailing address: ***5a Delegatskaya Street, Moscow, 127091, Russia***
INN: *7725038999*
The issuer's interest in the legal entity's legal capital: *6.2 %*
Percentage of the owned voting shares: *6.2 %*
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Ms. Galina E. Monina (no data available)
Ms. Elena K. Sidorovich (1957)
Mr. Oleg M. Mikhailov (no data available) – Chairman of the Board of Directors
Mr. Petr V. Mikhailevski (no data available)
Mr. Vladimir S. Rombro (no data available)
Mr. Yuri B. Zubarev (no data available)
Mr. Igor V. Ivanov (no data available)
Ms. Antonina F. Novostrueva (no data available)
Mr. Georgiy G. Gavrilin (no data available)

The person performing duties of the sole person executive body (year of birth):

Ms. Galina E. Monina (no data available)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Private Joint-Stock Company Lipetsk-Mobile***
Abbreviated name: ***Private JSC Lipetsk-Mobile***
Address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
Mailing address: ***3 Oktyabrskaya Street, Lipetsk, 398059, Russia***
INN: ***4824010773***
The issuer's interest in the legal entity's legal capital: ***5.91 %***
Percentage of the owned voting shares: ***5.91 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Valeriy G. Nikolaev (1943)
Mr. Vladimir K. Somov (1950)
Mr. Gart Cable Self (1960)
Mr. Marian Tsrnyak (1942)

The person performing duties of the sole person executive body (year of birth):

Mr. Vladimir K. Somov (1950)

Members of the collective executive body of the organization in question:

No collective executive body.

Entity's name: ***Public Joint-Stock Company Comset***
Abbreviated name: ***JSC Comset***
Address: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
Mailing address: ***7 Mayakovskogo Street, Stupino, Moscow region, 142800, Russia***
INN: ***5045003473***
The issuer's interest in the legal entity's legal capital: ***5.6 %***
Percentage of the owned voting shares: ***5.6 %***
The interest of the commercial organization in the issuer's legal capital - no interest
Percentage of the issuer's ordinary shares owned by the commercial organization - no

Members of the Board of Directors (Supervisory Board) of the organization (specify the year of birth):

Mr. Sergey P. Belov (no data available)

Mr. Dmitri I. Ioanidi (1946)
Mr. Mikhail V. Komarov (no data available)
Mr. Alexander N. Konin (no data available)
Ms. Tatyana N. Tsyplakova (no data available)
Mr. Alexander N. Sukhachev (1955)

The person performing duties of the sole person executive body (year of birth):

Mr. Alexander N. Sukhachev (1955)

Members of the collective executive body of the organization in question:

No collective executive body.

List of General Directors, members of Boards of Directors (Supervisory Boards), members of Management Boards, named in this section who are shareholders of JSC CenterTelecom.

Name of a General Director, member of a Board of Directors (Supervisory Board) or member of a Management Board of an organization	Interest of the named person in the legal (charter) capital of JSC CenterTelecom %	Percentage of the ordinary shares of JSC CenterTelecom owned by the named person, %
Alexander G. Udilov	0.00019	0.00005
Ruben A. Amaryan	0.01391	0.01855
Aleksey A. Lokotkov	0.00334	0.00446
Ella M. Zhuravleva	0.00033	0.00044
Maksim A. Pegasov	0.001426	0.00019
Nikolay V. Mezhuev	0.0000475	0.00006337
Natalia A. Sudareva	0.000284	0.00031533
Andery V. Galaev	0.0000238	0.0000317
Vladimir I. Yurkin	0.00002	0.000027
Vladimir N. Shevnev	0.030356	0.037685
Valeriy P. Melkov	0.02547	0.033066
Ivan F. Nikanorov	0.02117	0.02663
Alexander V. Haustovich	0.102933	0.133398
Anatoliy E. Brekhov	0.043099	0.055643
Grigory N. Kuzmenko	0.033375	0.042998
Valeriy G. Nikolaev	0.047120	0.061896
Ivan Dm. Makhov	0.007099	0.008834
Petr N. Martyshechkin	0.001616	0.000951
Vitaliy S. Kostenko	0.050891	0.067823
Vasiliy A. Gapeenko	0.004154	0.005538
Alexander F. Vasilyev	0.000111	0.000148
Igor M. Maizels	0.000456	0.0001866
Sergei V. Bobylev	0.000412	0.000214
Vladislav M. Ledkov	0.162733	0.214790
Mikhail S. Umanski	0.035116	0.045722
Vladimir P. Konovalov	0.030683	0.040141
Elena K. Sidorovich	0.000314	0.000419
Vladimir K. Somov	0.058185	0.072778
Dm. I. Ioanidi	0.011217	0.013371

All the other General Directors, members of Boards of Directors (Supervisory Boards), members of Management Boards, named in this section are not shareholders of JSC CenterTelecom.

8.1.6 Information on significant deals made by the issuer

No significant deals to report.

8.1.7 Credit ratings assigned to the issuer

1. Subject matter of the rating:	*The issuer (JSC CenterTelecom)*
Credit rating as at the end of the last reporting quarter	CCC+ outlook Stable
The rating history	Initially assigned December 14, 2001: CCC outlook Stable Revised on April 3, 2003: CCC+ outlook Stable
Full and abbreviated corporate names and domicile of the rating assigning entity	Full name: Standard & Poor's International Services, Inc. Abbreviated name: Standard&Poor's Address: 1 Gogolevski Boulevard, Moscow, 121019, Russia
Brief overview of assignment procedure	Credit rating of borrowers is based on two principle profiles: business analysis and financial profile. It is not reduced to merely computing financials. It also involves careful study of the business fundamentals, like sovereign risks, industry structure and growth prospects, competitive edge of the company, regulations, management, strategy. More at www.standardandpoors.ru
2. Subject-matter of the rating assignment:	***The issuer, bonds issued*** ***Documentary interest-bearing bearer bonds series 01*** ***Registered on October 17, 2001 #4-01-00194-A*** ***Documentary interest-bearing non-convertible bearer bonds series 02*** ***Registered on June 25, 2002 #4-02-00194-A*** ***Documentary interest-bearing non-convertible bearer bonds series 03*** ***Registered on August 1, 2003 # 4-18-00194-A***
Credit rating as at the end of the last reporting quarter:	ruBB+
The rating history	Initially assigned on August 5, 2003: ruBB+
Full and abbreviated corporate names and domicile of the rating assigning entity	Full name of the rating agency: Standard & Poor's International Services, Inc. Abbreviated name: Standard&Poor's Address: 1 Gogolevski Boulevard, Moscow, 121019, Russia
Brief overview of the assignment procedure	Credit rating of borrowers is based on two principle profiles: business analysis and financial profile. It is not reduced to merely computing financials. It also involves careful study of the business fundamentals, like sovereign risks, industry structure and growth prospects, competitive edge of the company, regulations, management, strategy. More at www.standardandpoors.ru

8.2 Details of each type of shares issued by the issuer

Type: *ordinary*

Form of the securities: ***registered book-entry***

Nominal value of each share, RUR*0.3*

Number of outstanding shares: *1 578 006 833*

Number of additional shares being placed: ***no such shares***

Treasury shares: ***no such shares***

Total amount of the issue: ***451,601,000 shares***

Declared ordinary shares: 76,166,167 shares

Placement terms and conditions: ***Article 6 (Charter of JSC CenterTelecom) COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES.***

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.
6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.
6.9 Subject to Clause 6.8 of the Charter, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

Additional shares which can be placed by converting placed securities into shares, or by exercising share options: ***no such shares***

State registration numbers of the share issues and state registration dates:

The issue state registration number and state registration date:

1-03-00194-A date of state registration October 19, 2002

State registration numbers of the additional share issues and state registration dates:

1-04-00194-A state registration date October 11, 2002 *
1-05-00194-A state registration date October 11, 2002*
1-06-00194-A state registration date October 11, 2002 *
1-07-00194-A state registration date October 11, 2002*
1-08-00194-A state registration date October 11, 2002 *
1-09-00194-A state registration date October 11, 2002*
1-10-00194-A state registration date October 11, 2002 *
1-11-00194-A state registration date October 11, 2002*
1-12-00194-A state registration date October 11, 2002 *
1-13-00194-A state registration date October 11, 2002*
1-14-00194-A state registration date October 11, 2002 *
1-15-00194-A state registration date October 11, 2002*
1-16-00194-A state registration date October 11, 2002 *
1-17-00194-A state registration date October 11, 2002*
1-18-00194-A state registration date October 11, 2002 *
1-19-00194-A state registration date October 11, 2002*

* ***Pursuant to Ordinance of the Russian FCSM # 03-2110/r of September 30, 2003 additional issues of securities of Joint-Stock Central Telecommunication Company were united resulting to cancellation of state registration numbers***

assigned to additional issues of ordinary shares. These issues were given a single registration number 1-03-00194-A of September 30, 2003.

Rights of a holder of such shares (share type):

Article 8 (Charter of JSC CenterTelecom RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING COMMON (ORDINARY) SHARES

8.1 Each common share in the Company confers an identical volume of rights to a holder of such share.

8.2 Each shareholder holding common shares in the Company has the right:

8.2.1 to participate in the General Meeting of Shareholders of the Company through the procedure provided by effective legislation of the Russian Federation;

8.2.2 to receive dividends through the procedure provided by effective legislation of the Russian Federation and herein in the event that the Company declares dividends;

8.2.3 to receive a part of the Company's assets remaining after its liquidation, proportionate to the number of shares belonging to it;

8.2.4 to have access to documents listed in Article 89.1 of the Federal Law 'On Joint Stock Companies', through the procedure provided in Article 91 of that Law;

8.2.5 to demand that registrar of the Company confirms the rights of the shareholder to shares by issuing an extract from the register of shareholders of the Company;

8.2.6 to receive from the registrar of the Company information on all records on its personal account and also other information as provided by legal acts of the Russian Federation establishing the procedure for maintaining the register of shareholders;

8.2.7 to dispose of the shares belonging to it without the consent of other shareholders or the Company;

8.2.8 in cases provided by effective legislation of the Russian Federation, to resort to legal action to protect its infringed civil rights, including to demand reimbursement of losses from the Company;

8.2.9 to demand that the Company repurchase all or a part of shares belonging to the shareholder, in the cases and through the procedure provided by effective legislation of the Russian Federation;

8.2.10 to sell shares to the Company in the event that the Company adopts a resolution to acquire such shares;

8.2.11 to demand that the Company provides an extract from the list of persons entitled to participate in the General Meeting of Shareholders specifying information on such shareholder;

8.3 A shareholder holding more than 1 percent of voting shares in the Company has the right the demand that the registrar of the Company provides it with information specifying the name of registered shareholders holding shares, the amount, category and nominal value of shares belonging to them (this information shall be provided without specifying shareholders' addresses).

8.4 Shareholders (a shareholder) holding a total of at least 1 percent of placed common shares of the Company have (has) the right to file an action against a member of the Company's Board of Directors, the Company's General Director, a member of the Company's Management Board, the management company or the manager for the compensation of losses incurred by the Company as a result of culpable actions (inaction) of such persons.

8.5 Shareholders (a shareholder) with at least 1 percent of votes at the General Meeting of Shareholders have (has) the right to demand from the Company the list of persons entitled to participate in the meeting. The details, documents and postal addresses of shareholders specified in such list shall be provided only upon their consent.

8.6 Shareholders (a shareholder) holding a total of at least 2 percent of voting shares of the Company have (has) the right to propose matters for the agenda of the annual General Meeting of Shareholders and nominate candidates for the Company's management and supervisory bodies to be elected by the General Meeting of Shareholders. In preparing for an extraordinary General Meeting of Shareholders the agenda of which includes election of the Company's Board of Directors, such shareholders (shareholder) have (has) the right to nominate candidates for the Company's Board of Directors.

8.7 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares of the Company have (has) the right to demand that the Company's Board of Directors convene an extraordinary General Meeting of Shareholders. If within the period of time established by effective legislation of the Russian Federation and herein the Company's Board of Directors does not adopt a resolution to convene an extraordinary General Meeting of Shareholders or refuses to convene such a meeting, the extraordinary meeting may be convened by the such shareholders.

8.8 Shareholders (a shareholder) holding a total of at least 10 percent of voting shares in the Company have (has) the right to demand a review of the Company's financial and economic activity.

8.9 Shareholders (a shareholder) holding a total of at least 25 percent of voting shares in the Company have (has) the right to access to accounting documents and minutes of sessions of the Company's Management Board and to obtain copies thereof.

8.10 Shareholders holding common shares in the Company have other rights provided by effective legislation of the Russian Federation, issued within their authority, and herein.

Type: *preference*
Form of the securities: *registered book-entry*
Nominal value of each share, RUR *0.3*
Number of outstanding shares: *525 992 822*
Number of additional shares being placed: *no such shares*
Treasury shares: *no such shares*
Quantity of declared preference Class A shares: 25,405,178
Nominal value, RUR*0.3*
Placement terms and conditions: *Article 6 (Charter of JSC CenterTelecom) COMPANY CHARTER CAPITAL. PLACED AND DECLARED SHARES*

6.7 The charter capital of the Company shall be increased by private placement of additional shares on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares in the Company participating in the meeting.

6.8 An increase of the charter capital of the Company by public placement of additional shares where the number of shares to be additionally placed is more than 25 percent of number of shares previously placed by the Company shall be conducted on the basis of a resolution of the General Meeting of Shareholders of the Company, adopted by a majority of three quarters of votes of shareholders holding voting shares of the Company participating in the meeting.

6.9 Subject to Clause 6.8 herein, the charter capital of the Company shall be increased by public placement of additional shares on the basis of a resolution of the Board of Directors of the Company, adopted unanimously by all members of the Board of Directors of the Company and disregarding the votes of former Company directors.

Additional shares which can be placed by converting placed securities into shares, or by exercising share options: *no such shares*

State registration numbers of the share issues and state registration dates:
The issue state registration number and state registration date:
2-03-00194-A state registration date 19.10.2001
State registration numbers of the additional share issues and state registration dates:
*2-04-00194-A state registration date October 11, 2002**
*2-05-00194-A state registration date October 11, 2002**
*2-06-00194-A state registration date October 11, 2002**
*2-07-00194-A state registration date October 11, 2002**
*2-08-00194-A state registration date October 11, 2002**
*2-09-00194-A state registration date October 11, 2002**
*2-10-00194-A state registration date October 11, 2002**
*2-11-00194-A state registration date October 11, 2002**
*2-12-00194-A state registration date October 11, 2002**
*2-13-00194-A state registration date October 11, 2002**
*2-14-00194-A state registration date October 11, 2002**
*2-15-00194-A state registration date October 11, 2002**
*2-16-00194-A state registration date October 11, 2002**
*2-17-00194-A state registration date October 11, 2002**

*2-18-00194-A state registration date October 11, 2002**

*2-19-00194-A state registration date October 11, 2002**

** Pursuant to Ordinance of the Russian FCSM # 03-2110/r of September 30, 2003 additional issues of securities of Joint-Stock Central Telecommunication Company were united resulting to cancellation of state registration numbers assigned to additional issues of ordinary shares. These issues were given a single registration number 2-03-00194-A of September 30, 2003.*

Rights of an owner of this type (category) of shares:

Article 9 (Charter of JSC CenterTelecom). RIGHTS AND DUTIES OF SHAREHOLDERS HOLDING TYPE A PREFERRED SHARES

9.1 Each Type A preferred share in the Company confers upon the shareholder holding it an identical volume of rights.

9.2 Holders of Type A preferred shares have the right to receive an annual fixed dividend, subject as herein. The total amount payable as a dividend on each Type A preferred share shall be 10 percent of the Company's net profits according to the results of the last financial year divided by the number of shares that comprises 25 percent of the Company's charter capital.

If the amount of dividend payable by the Company on each common share in a given year exceeds the amount of dividend payable on each Type A preferred share the amount of dividend on the latter must be increased to the amount of dividend payable on common shares. These payments shall be made additionally on the date of payment of dividends on common shares.

9.3 Holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders with the right to vote on resolutions concerning the reorganization or liquidation of the Company and also concerning addenda and amendments to the Company Charter, if such amendments restrict the rights of such shareholders.

9.4 If the Meeting of Shareholders, for whatever reason, has not adopted a resolution to pay dividends on Type A preferred shares or has adopted a resolution not to pay those dividends in full, holders of Type A preferred shares have the right to participate in the General Meeting of Shareholders and vote on all matters on the agenda of the meeting. Such right of holders of Type A preferred shares arises as of the meeting following the annual Meeting of Shareholders at which a resolution was not adopted to pay dividends and ceases to apply as of the first payment of dividends in full with respect to such shares.

9.5 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.2.3, 8.2.4, 8.2.5, 8.2.6, 8.2.7, 8.2.8, 8.2.10, 8.2.11, and 8.2.12 herein. Shareholders holding Type A preferred shares also have such rights notwithstanding that such shares are not voting shares.

9.6 Holders of Type A preferred shares have the rights of holders of common shares of the Company provided in Clauses 8.3, 8.6, 8.7, 8.8 and 8.9 herein in cases where Type A preferred shares confer the right to vote on all matters within the authority of the Company's General Meeting of Shareholders.

9.7 Holders of Type A preferred shares have the right to demand that the Company repurchase all or a part of the shares belonging to the shareholder in the cases and through the procedure provided by effective legislation of the Russian Federation.

9.8 Holders of Type A preferred shares that have at least 1 percent of votes at the General Meeting of Shareholders have the right to demand that the Company provides the list of persons entitled to participate in the meeting. The details of documents and postal addresses of shareholders included in such list shall be provided only upon their consent.

9.9 Shareholders holding Type A preferred shares shall have other rights provided by effective legislation of the Russian Federation and herein.

8.3 Previous issues of the issuer's securities except shares.

Information on previous issues of the issuer's securities except the issuer's shares, shall be disclosed separately for each issue with all issued securities cancelled (annulled), issues with outstanding issued securities and issues with securities for which the issuer's obligations are not met.

8.3.1 Information on securities issues with all issued securities cancelled (annulled).

Type, series (class), form and other identification features of securities:

Type of securities: ***bonds***

Series: ***01***

Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
State registration number of the issue: ***4-01-00194-A***
State registration date of the issue: ***October 17, 2001***
State registration date of the report on the results of the issue: ***December 10, 2001***
State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each securities of the issue, RUR***1,000***
Total value of the issue (at par), RUR***600,000,000***

Date of redemption: **November 18, 2003.**
Basis for redemption: ***meeting obligations of the securities issue***

Series: ***1-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
State registration number: ***4-14-00194-A***
Date of state registration: ***October 11, 2002***
Authority performing the state registration: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***January 14, 2003***
Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***
Quantity of securities of the issue: ***80,000***
Nominal value of each piece of the securities of the issue: RUR***50***
Total value of the issue (at par): RUR***4,000,000***
Current status of the issue: ***placement completed***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***22,674***
Redemption period: ***from October 1, 2002 through October1, 2003***
Basis for redemption: ***meeting obligations of the securities issue***

8.3.2 Information on securities issues with issued securities outstanding

Type, series (class), form and other identification features of securities:
Type of securities: ***bonds***
Series: ***02***
Type: ***interest-bearing***
Form of the securities: ***documented bearer bonds***
State registration number: ***4-02-00194-A***
Date of the issue state registration: ***25.06.2002***
State registration date of the report on the results of the issue: ***15.08.2002***
State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each piece of the securities of the issue: RUR ***1,000***
Total value of the issue (at par): RUR***600,000,000***
Rights granted by each of issued securities:
A bondholder is entitled to receive upon the bond redemption the nominal value of the bond as specified in item 57.4 of the Prospectus of the bond issue and item 4 of the Decision on the bond issue.
A bondholder is entitled to receive a fixed by the bond percentage of the bond nominal value (coupon), calculated as

specified in item 57.11 of the Prospectus of the bond issue and item 8.3 of the Decision on the bond issue.

In the event of the issuer liquidation a bondholder is entitled to receive the nominal value of the bond in the priority order set out Article 64 of the Civil Code of the Russian Federation.

A bondholder is entitled to freely sell or otherwise dispose of his/her bonds.

A bondholder is entitled to request immediate redemption and payment of nominal of the debt accrued by bonds in cases identified in item 57.11 of the Prospectus of the bond issue and item 8.6 of the Decision on the bond issue.

A bondholder is entitled to exercise other rights granted by the law of the Russian Federation.

The issuer undertakes to timely and completely remit to the payment agent under the bond issue the relevant funds necessary to meet payment obligations according to the decision on the bond issue.

In the event that the issuer refuses to fulfill its obligations related to the bonds, holders or assigned holders of bonds are entitled to demand fulfillment of the obligations by the entity which provided collateral for the bond issue.

The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest

Address: *4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia*

Mailing address: *4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia*

Taxpayer Identification Number (INN): *7710838686*

Information related to the collateral for fulfillment of obligations incurred by the bond issue and action to be taken by holders/assigned holders of bonds in the event of the issuer's refusal to meet its obligations related to the bond issue are described in item 11 of the Decision on the bond issue.

All debt of the issuer under the bond issue shall be legally equal (pari passu) and equally subject to mandatory fulfillment.

Actions to be taken by a bondholder in the event of the issuer's refusal to meet its obligations related to the bond issue are described in item 57.11 of the Prospectus of the bond issue and item 8.6 of the Decision on the bond issue.

Mandatory safe keeping of the bonds.

The bonds of the issue shall be kept centrally.

The depositary performing safekeeping (custodian): *Not-for-profit partnership National Depositary Center, NDC*

Address: *12 Zhitnaya Street, Moscow, 117049, Russian Federation*

Mailing address: *1/13 Sredni Kislovski Per., Moscow, 103009, Russia*

License No: *177-03431-000100*

Date of issue: *December 4, 2000*

Valid till: *no limitation*

License issuing authority: *FCSM of Russia*

The bonds are issued in a documented form through execution of certificates to be kept centrally by Not-for-profit partnership National Depositary Center. Certificates are not to be handed over to bondholders.

Records of transactions involving the bonds are entered by Not-for-profit partnership National Depositary Center performing the duties of Depositary, and by depositaries in the capacity of a depositor with respect to the Center (collectively "the depositaries").

Rights related to bonds kept and/or recorded by the depositaries are deemed transferred as of the moment of entering by depositaries of a relevant record on the purchaser's (customer's, depositor's) deposit account.

Upon the bond redemption bond certificates are withdrawn from custody and cancelled.

Restrictions on trading the bonds of this issue (if any):

The bonds issued are freely traded on stock exchanges and OTC market.

Non-residents are allowed to buy bonds pursuant to applicable Russian law and regulations.

Trading in bonds is to start on the first calendar day after the date of the registration by the Russian FCSM of the report on the results of the bond issue. On the OTC market the bonds are traded without restrictions until maturity.

On the day following the date of record to finalize the list of owners and/or nominal holders of bonds entitled to receive interest payment on coupon for each of the coupons attached to the bond the trading in bonds on MICEX shall be suspended and resumed on the day of payment of the relevant coupon.

Trading in the bonds on MICEX shall be suspended on the day following the date to compile the list of owners and/or nominal holders of bonds in order to pay coupon income on the last coupons, and redemption of the bond issue at maturity.

In the event the Issuer fails to pay the nominal value of bonds of this issue during 10 days after the payment falls due trading in the bonds shall be resumed on MICEX and on the OTC market.

Market information on the issued bonds:

Bonds are traded on exchanges and OTC market.
The principal bond selling point on the exchanges is Private Joint-Stock Company Moscow Interbank Currency Exchange (MICEX)
License of a professional participant of securities market # 000-02112-000011, issued by FCSM of Russia March 22, 1999.
Address: 11 Bolshoy Kislovski Per., building 1, Moscow, 103009, Russia.
Mailing address: 13 Bolshoy Kislovski Per., Moscow, 103009, Russia

Bond certificates for bonds issued in a documented form are to be centrally kept by Not-for-profit partnership National Depositary Center. No certificates are handed over to bond owners.

Period before maturity of the bond issue: *August 16, 2002 through April 21, 2005*

Yield of the bonds of the issue: as a percentage of the par value

Rules for calculation income payable on each bond of the issue.

Income on the bonds shall be the sum of coupon income accrued and payable for each coupon period, and discount equal to the difference between the redemption price at maturity (nominal value) and the placement price.

Each bond carries 6 coupons.

Coupon period of the first coupon shall start on the date of bond placement start.
Coupon period of the second coupon shall start on the 91st day from the bond placement start.
Coupon period of the third coupon shall start on the 273rd day from the bond placement start.
Coupon period of the fourth coupon shall start on the 456th day from the bond placement start.
Coupon period of the fifth coupon shall start on the 638th day from the bond placement start.
Coupon period of the sixth coupon shall start on the 821st day from the bond placement start.
The end date of each coupon period shall be the date of payment on the coupon.

Interest rate on the coupons is as follows:

- *on the first coupon the interest rate is 20% (twenty percent) per annum;*
- *on the second coupon the interest rate is 20% (twenty percent) per annum;*
- *on the third coupon the interest rate is 18% (eighteen percent) per annum;*
- *on the fourth coupon the interest rate is 18% (eighteen percent) per annum;*
- *on the fifth coupon the interest rate is 16% (sixteen percent) per annum;*
- *on the sixth coupon the interest rate is 16% (sixteen percent) per annum*

Calculation of the amount payable on each coupon is to be performed according to the following formulae:

$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/ 100 \%$

where:

j – coupon period number, j=1,2,3,4,5,6
Kj – amount payable on coupon for each bond;
Nom – the bond par value;
C j – coupon yield in percent of coupon number j as determined by the decision of the issuer's Board of Directors;
T(j -1) – starting date of the jth coupon period;
T(j) – end date of the jth coupon period.

Arrangements and terms of income payments on the bonds of the issue

Payment of six coupons on the bonds of the issue shall be made on the following dates:
The first coupon is paid on the 91st day from the bond placement start day.
The second coupon shall be paid on the 273rd day from the bond placement start day.
The third coupon shall be paid on the 456th day from the bond placement start day.
The fourth coupon shall be paid on the 638th day from the bond placement start day.

The fifth coupon shall be paid on the 821st day from the bond placement start day.

The last coupon shall be paid simultaneously with the redemption of bonds on the 1003rd day from the bond placement start day.

In the event that the end date of a coupon period falls on a holiday whether a public holiday or non-business day for conducting operation payments of due amounts shall be made on the first business day following the holiday. A bondholder shall not be entitled to demand accrual of interest or any other compensation for such delayed payment.

Payments of income on the bonds of the issue shall be effected by the Payment Agent pursuant to the Issuer's orders. The duties of the payment agent shall be performed by:

Full corporate name of the organization: ***Private Joint-Stock Company Raiffeisenbank Austria***

Registered office at: ***17/1 Troitskaya Street, Moscow, 129090, Russia;***

Postal address***: 17/1 Troitskaya Street, Moscow, 129090, Russia;***

Income payments on the bonds are made in the local currency of the Russian Federation by bank transfer to depositors of NDC performing central storing of the bonds in favor of bond owners. A bond owner who is not a depositor of the NDC may authorize a bondholder who is a depositor of the NDC to receive amounts due in respect of income payment and redemption of bonds.

Bond income payments shall be made to depositors of the NDC in favor of bonds owners as registered at the end of business day of the NDC, preceding the seventh business day before the bond income payment date (hereinafter the date is referred to as the "record date"). The payment obligations with respect to a bond owner included in the list of bond owners are deemed duly fulfilled even the bonds were disposed of after the record date of finalizing the list of bond owners.

Not later than 3 business days before a bond income payment date the NDC shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

a) the full name of the bondholder;

b) number of bonds as stated on the depo accounts of the holder in question;

c) the holder's location and postal address;

d) the holder's bank details:
- *the holder's account current*
- *the holder's individual taxpayer number*
- *the holder's bank name*
- *correspondent account number of the holder's bank*
- *bank identification number of the holder's bank.*

e) The taxpayer status of the NDC depositor (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.).

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event these bank details were not submitted to the NDC or were not provided on time, these obligations shall be met toward a person who requested to fulfill the obligations and recognized as the bondholder on the date of filing the request. The issuer shall perform the obligations on bonds as per the data of the NDC.

Not later than 2 business days before bond income payment date the Issuer shall remit the necessary amounts to the payment agent account.

Based on the list of bondholders provided by the Depositary the payment agent calculates the amounts payable to each bondholder authorized to receive income payments on the bonds.

On the bond income payment date the payment agent shall remit the amounts due into the accounts of the bondholders in favor of the bond owners.

In the event that one person is authorized to receive income amounts on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the bond owners.

The amount payable is calculated with the accuracy of RUR0.01 (round-off follows the rules of mathematics).

Other payable equivalent per bond (RUR): ***no equivalent***

Other income and property rights attached to the issued bonds: ***no other income***

Redemption period: ***The starting date of the redemption period of the issued bonds shall be the 1003rd (one thousand and third) day from the start of the bond placement period. The start and end day of the redemption coincide.***

Terms and arrangements of the redemption: ***The bonds redemption payments are made by a payment agent by the order of the bond issuer.***

The duties of the payment agent shall be performed by:

Private Joint-Stock Company Raiffeisenbank Austria
Registered office at: 17/1 Troitskaya Street, Moscow, 129090, Russia;
Postal address: 17/1 Troitskaya Street, Moscow, 129090, Russia;

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Daily News. Podmoskovie and Vedomosti.

Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfer in favor of the bonds owners to depositors of NDC. A bond owner who is not an assigned customer of the NDC shall authorize a bondholder who is a depositor customer of the NDC to receive amounts due in respect of income payment and redemption of bonds.

Payments of bonds redemption and/or income payments on bonds shall be made to depositors of the NDC in favor of bonds owners as registered on the business day preceding the seventh business day before the due date of income payments on the bonds and/or bonds redemption (hereinafter the date is referred to as the "record date").

Not later than 3 business days before maturity or date of income payment the Depositary shall provide the Issuer and/or its payment agent a list of the bonds owners as finalized on the record date. The list shall contain the following data:

a) *the full name of the bondholder;*
b) *number of bonds as stated on the depo account of the holder;*
c) *the holder's location and postal address;*
d) *the holder's bank details:*
   - *the holder's account current*
   - *the holder's individual taxpayer number*
   - *the holder's bank name*
   - *correspondent account number of the holder's bank*
   - *bank identification number of the holder's bank.*

e) Tax status of the NDC depositor (resident, non-resident having a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc).

It is the holder's duty to check the accuracy and timeliness of the bank details submitted by him to the NDC. In the event that these bank details were not submitted by the holder to the NDC on time, the obligations shall be fulfilled in favor of a person who filed a request of obligation fulfillment and is a bond owner as on the date of filing the request. The Issuer in this case will meet its obligations under the bond issue based on the NDC data.

Not later than 2 business days before maturity and/or income payments on the bonds the Issuer shall remit the necessary amounts to the payment agent.

Based on the list of holders provided by the Depositary the payment agent calculates the amounts payable to each bondholder authorized to receive redemption and income payments.

At maturity the payment agent shall remit the amounts due to the accounts of the bondholders in favor of the bond owners.

In the event that one person is authorized to receive redemption amounts and income payments on the bonds by several bond owners the person in question shall receive the total amount without break down on each of the authorizing bond owners.

There is no redemption before maturity.

Security provided for the bond issue:

Entity providing the security: *Limited Liability Company Bassian invest*

Type of security: *Surety*

Monetary value of the security: RUR*600,000,000 and the amount of the accrued interest*

Additional material information on the issued securities:

The accrued coupon income on an outstanding bond before maturity. At any moment between the start of placement and maturity of the bond issue the accrued coupon income (ACI) is calculated as follows:

ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 %

where:

Nom – the bond par value;

C j – coupon yield in percent of coupon number j, p.a.;

T(j -1) – starting date of the jth coupon period;

T – current date.

The accrued income is calculated with the accuracy of RUR0.01

Type, series (class), form and other identification features of securities:

Type of securities: *bonds*

Series: *1-K*

Type: *interest-bearing*

Form of the securities: *registered book-entry*

State registration number of the securities issue: *4-03-00194-A*

State registration date of the issue: *October 11, 2002*

State registration date of the report on the results of the issue: *January 14, 2003*

State authorities which performed the state registration of the issue and report on the results of the issue: *FCSM of Russia*

Quantity of securities of the issue: *11,397*

Face value of each piece of the issued securities: *RUR500*

Total value of the securities issue at par, RUR: *5,698,500*

Information on mandatory centralized safekeeping:

No mandatory safekeeping of the bonds of the issue.

Market information on the issued securities:

No trading in the bonds on securities markets

The period during which the bonds are outstanding: *from November 30, 2002 through June 17, 2011*

Rights granted by each of issued securities:

A bondholder is entitled

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *- the second priority is taken by settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cashier's office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

June 17, 2010

End date:

June 17, 2011

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption (redemption before maturity).

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:
The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:
The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: *2-K*
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
State registration number: ***4-04-00194-A***
Date of state registration: ***25.06.2002***
Authority performing the state registration: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***October 11, 2002***
Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***
Quantity of securities of the issue: ***260***
Nominal value of each piece of the securities of the issue, RUR*1,000.*
Total value of the issue (at par): RUR*260,000*
Mode of placement: ***conversion at reorganization***
Placement period: ***from November 30, 2002 through November 30, 2002***
Current status of the issue: ***placement completed***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***260***
Restrictions on trading the bonds of this issue (if any): ***No restrictions.***
Market information on the issued bonds: ***No trading in the securities of the issue on securities markets.***
Period before maturity of the bond issue: ***from November 30, 2002 through July 17, 2011***
Rights granted by each piece of issued securities:
1) to receive from the issuer the bond face value upon redemption;
2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;
3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *- the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*

- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

June 17, 2010

End date:

June 17, 2011

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.*

Terms and arrangements of the redemption: *At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.*
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia.

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption (redemption before maturity).

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***registration certificate;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following address: 11 Chernyshevskogo Street, Kursk, 305016, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The due date of bond income payment has not come yet.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***3-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-05-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***5,396***

Nominal value of each piece of the securities of the issue: RUR***500***

Total value of the issue (at par): RUR***2,698,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***5,396***

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through June 17, 2011***

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed percentage income of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of relevant regular payments;*
- *- the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

4) Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Bonds are redeemed by payments in the local currency of the Russian Federation (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

June 17, 2010

End date:

June 17, 2011

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 6 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the Company's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid
A telephone line and set shall be installed within a year from the date of signing of the contract for telephone service provision.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for living premises in the town of Zheleznogorsk;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 6 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Contracts for telephone service provision are to be concluded at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: ***No***

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***4-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-06-00194-A***

Date of state registration: ***October 11, 2002***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***70***

Nominal value of each piece of the securities of the issue: RUR***1,000***

Total value of the issue (at par): RUR***70,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: *placement completed*

Number of actually placed securities pursuant to the registered report on the results of the issue: *70*

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through June 17, 2011***

Rights granted by each of issued securities

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) in the event of the issuer liquidation to receive from it the bond nominal value and a fixed income of 0.1% of the bond nominal value, provided that

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

4) Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

5) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

The issuer shall repay the bonds by making payments of the nominal value and fixed income percentage of 0.1% of the face value of bonds.

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than March 17, 2010 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

June 17, 2010

End date:

June 17, 2011

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: ***Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 30 days after placement start date.***

Terms and arrangements of the redemption: ***At redemption before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.***
Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements for making income payments on the bonds of the issue

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 5 bonds of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following address: 35 Kurskaya Street, Zheleznogorsk, Kursk region, 307130, Russia.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***certificate of registration;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 5 bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***5-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-07-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***499***

Nominal value of each piece of the securities of the issue: RUR*3,600*

Total value of the issue (at par): RUR*1,796,400*

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***498***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through February 22, 2012***

Rights granted by each of issued securities

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- ***in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia***
- ***by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).***

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

April 18, 2006

End date:

April 18, 2007

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption ;

a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***6-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-08-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***499***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***748,500***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***November 30, 2002 through April 18, 2007***

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***

- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

April 18, 2006

End date:

April 18, 2007

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Terms and arrangements for making income payments on the bonds of the issue

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region,

307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;
a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for living premises in Kursk city;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: ***No***

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***7-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-09-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***499***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***748,500***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***499***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***November 30, 2002 through April 18, 2007***

Rights granted by each of issued securities:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision;

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than January 18, 2006 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

At redemption the issuer shall make payment of the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Frequency of settlements with bond owners: one-time payment

Payments in cash or by a bank transfer

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

April 18, 2006

End date:

April 18, 2007

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *Redemption before maturity can be carried out by the issuer during the whole period before maturity, but not earlier than 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: ***Redemption before maturity is exercised in the following cases:***

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Redemption before maturity shall be effected upon a bond owner written request filed with Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;
a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***8-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-10-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***500***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***750,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Rights granted by each of issued securities.

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.
The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.
Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.
Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.
Payments shall be made in the order of submitting applications.
Frequency of settlements with bond owners: one-time payment
Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

August 31, 2007

End date:

August 31, 2008

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.
Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.
The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;
a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*

- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***9-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-11-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***50***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***75,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***50***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 31, 2008***

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1 of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

A bond owner is entitled to exercise other rights according to applicable law of the Russian Federation.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

August 31, 2007

End date:

August 31, 2008

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Terms of income payments on the bonds of the issue:

The nominal value and fixed income are paid at redemption;
a telephone set is installed subject to terms and conditions specified above.

Arrangements for making income payments on the bonds of the issue:

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights (or other corporeal right) or right of rent for living premises in Kursk city;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: ***No***

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***10-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-12-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***200***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***300,000***

Mode of placement: ***conversion at reorganization***

Placement period: *from November 30, 2002 through November 30, 2002*

Current status of the issue: *placement completed*

Number of actually placed securities pursuant to the registered report on the results of the issue: *200*

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: *from November 30, 2002 through August 31, 2008*

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.1% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

4) to have bonds redeemed before maturity in the following cases:

– change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;*
- *the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

A bond owner shall file a written request for redemption not earlier than August 31, 2007 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.1% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then August 21, 2008.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

August 31, 2007

End date:

August 31, 2008

Redemption before maturity is possible.

The earliest day when redemption before maturity is possible: *The first day upon expiry of 7 days after state registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity: *Redemption before maturity is exercised in the following cases:*

- change of the domicile of the owner of a paid-up package of bonds before the PSTN access was provided at the previous domicile and due to technical unavailability of the access provision at the new domicile;

- after bond sale on the OTC market, if the issuer determines that there is no technical possibility to ensure access to telephone network before maturity at the address indicated by the new bondholder.

If bonds are redeemed before maturity the bond nominal value and a fixed income of 0.1% of the nominal value per bond shall be paid out.

Terms and arrangements for of income payments on the bonds of the issue

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.1% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

Terms of income payments on the bonds of the issue:

A telephone set shall be installed within a year from execution of the contract on provision of telephone service.

Arrangements for making income payments on the bonds of the issue:

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights (or other corporeal right) or right of rent for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Telephone set installation shall be performed within 1 year from entering into a contract on provision of a telephone service.

Contracts on telephone service provision are to be concluded at the following addresses: 35 Kurskaya Street, Zheleznogorski area, Kursk region, 307130, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***11-K***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-13-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***500***

Nominal value of each piece of the securities of the issue: RUR***1,500***

Total value of the issue (at par): RUR***750,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***500***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through April 26, 2009***

Rights granted by each of issued securities:

A bondholder is entitled:

1) to receive from the issuer the bond face value upon redemption;

2) to receive a fixed income percentage of 0.2% of the bond face value upon redemption;

3) to have subject to technical availability an access to telephone network by way of entering into a contract on telephone service provision. The bondholder shall make payment with respect of the service rendered according to charges effective at the date of the service provision.

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***the second priority is given to settlements with respect of severance pays and labor remunerations and authorship contracts;***
- ***the third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be effective with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds:

Payments are made in cash or by bank transfers in Russian Rubles (RUR).

Terms and arrangements for redemption of the bonds

A bond owner shall file a written request for redemption not earlier than October 26, 2008 with the Kursk subsidiary of the Company at the following address: 8 Krasnaya Square, Kursk, 305000, Russia.

The issuer shall pay out the bond nominal value and a fixed income of 0.2% of the nominal value per bond.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be made during 30 days from filing a request by a bondholder for bond redemption, but no later then April 26, 2009.

Payments shall be made in the order of submitting applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected within 30 days from filing of a redemption request by a bond owner with the issuer:

- *in cash from cash office of Kursk subsidiary of the Company at: 8 Krasnaya Square, Kursk, 305000, Russia*
- *by a bank transfer into a bank account (bank details shall be provided in the owner's redemption request).*

Bonds are redeemed by payments in the currency of the Russian Federation.

Redemption period of the bond issue:

Start date:

October 26, 2008

End date:

April 26, 2009

Yield of the bonds:

A bondholder is entitled to receive the nominal value and a fixed income of 0.2% of the bond face value upon redemption.

Each owner of at least 1 bond of this issue is entitled subject to technical availability to have an access to PSTN through entering into a contract on telephone service provision.

Technical availability to have a telephone set installed is determined by available switching capacity (free subscriber numbers) and transmission capacity in telephone cables scheduled for installation under placement of this bond issue.

Terms of income payments on the bonds of the issue:

A telephone set shall be installed within a year from execution of the contract on provision of telephone service.

Arrangements for making income payments on the bonds of the issue:

The technical availability is to be identified by Kursk subsidiary of the Company at the issuer's expense within 5 days after filing a written request at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- *passport or a document certifying ownership rights for living premises in Kursk city;*
- *statement of record from the securities accounting system certifying accounting book entry confirming at least 1 bond on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Contracts on telephone service provision are to be concluded at the following addresses: 11 Chernyshevskogo Street, Kursk, 305016, Russia or 8 Krasnaya Square, Kursk, 305000, Russia, Russia or 8 Krasnaya Square, Kursk, 305000, Russia

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Collateral for the bond issue: *No*

Additional material information on the issued securities:

The date of the actual conversion of the securities is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***2-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-15-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***212,701***

Nominal value of each piece of the securities of the issue: RUR***50***

Total value of the issue (at par): RUR***200,000,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***212,701***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

Market information on the issued bonds:

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 1, 2006***

Rights granted by each of issued securities.

A bondholder has a right to demand:

- to be paid the nominal value of the bonds within a year from maturity;

- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.

A bondholder has the right:

- of bond redemption before maturity at par value in the currency of the Russian Federation subject to timely telephone set installation for him/her, but not before such installation takes place, to the amount not exceeding the installation fee for provision of an access to the local telephone network (installation of a terminal) effective at the installation date. The right may be exercised in the event that according to the contract on provision of local telephone services being concluded a regular fee for provision of an access to the local telephone network according to the waiting list is payable. If the bondholder failed to exercise the right, i.e. paid the fee for provision of an access to the local telephone network in cash funds, the bonds owned by him/her shall remain in his/her possession to be redeemed at maturity;

- to sell acquired bonds on the OTC market at market price until maturity;

- to assign bonds to other domicile (subject to technical availability to be determined by the Company) before installation of a telephone set;

- restoration of the lost copy of bond purchase agreement and contract for provision of an access to the local telephone network pursuant to relevant application;

- to receive in the event of the Company liquidation the bond nominal value and accrued interest as set out by the Civil Code of the Russian Federation and after debts with respect to mandatory payments to budget and non-budget funds are repaid and taking into account the order of filing applications for redemption of bonds before maturity by their holders and other creditors in connection with other liabilities due to the Company liquidation.

A holder of a bond package valued (at par) to the amount equal to the approved fee charged for provision of an access to the local telephone network effective at the date of conclusion of a contract for sale-purchase of telephone bonds is entitled to have a telephone set installed bypassing the waiting list subject to contribution of funds to finance network development ensuring provision of an access to the local telephone network off the waiting list to the amount, at the time, at the premises, within time frame and according to terms and conditions specified by the bondholder in the relevant contract (subject to technical availability as determined by the Company). Upon sale of bonds the contract for provision of an access to the local telephone network shall be terminated.
The period before maturity is 7 (seven) years from the placement start date to redemption upon maturity start.
The redemption upon maturity period is one year from the redemption start day, or before maturity (subject to a telephone set installation), but not before the telephone set was installed.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue.

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption payments are made at the bond face value in the currency of the Russian Federation.

Terms and arrangements of the redemption:
Bond redemption shall be effected at par in the currency of the Russian Federation upon installation of a telephone set or at any time during the redemption period:
for individuals – subject to producing passport;
for legal entities - subject to duly executed application for bond redemption.

Redemption period:
start date:
August 1, 2005
end date:
August 1, 2006.

Redemption before maturity is possible.

Redemption before maturity is possible as of: *Bond redemption before maturity shall be effected by the issuer during the whole period before maturity but not before the registration of the report on the results of the bond issue.*

Terms and arrangements of the redemption before maturity *Bond redemption before maturity shall be effected upon conclusion of a contract on provision of local telephone service to the amount not exceeding the fee payable for provision of an access to the telephone network according to the waiting list.*

Terms and arrangements for income payments of the bonds

Yield of the bonds of the issue:

A bondholder has a right to demand:
- to be paid the nominal value of the bonds within a year from maturity;
- payment of interest at 2 (two) % p.a. of the nominal value of the bonds upon expiry of each calendar year. The right to receive interest payment is granted to any bondholder registered in the register of holders of the bonds of the type in question as on January 1 of each year during the whole period before maturity.

A holder of a bond package valued (at par) to the amount equal to the approved fee charged for provision of an access to the local telephone network effective at the date of conclusion of a contract for sale-purchase of telephone bonds is entitled to have a telephone set installed bypassing the waiting list subject to contribution of funds to finance network development ensuring provision of an access to the local telephone network off the waiting list to the amount, at the time, at the premises, within time frame and according to terms and conditions specified by the bondholder in the relevant contract (subject to technical availability as determined by the Company). Upon sale of bonds the contract for provision of an access to the local telephone network shall be terminated.

Terms of income payments on the bonds of the issue: *Any bondholder recorded in the register of the holders of this type of bonds as on January 1st of each calendar year before maturity shall be entitled to receive interest payments.*

Arrangements for income payments on the bonds:
for individuals – subject to producing passport;
for legal entities - subject to duly executed application for bond redemption.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual conversion of the bonds is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: ***3-И***

Type: ***interest-bearing***

Form of the securities: ***registered book-entry***

State registration number: ***4-16-00194-A***

Date of state registration: ***October 11, 2002***

Authority performing the state registration: ***FCSM of Russia***

State registration date of the report on the results of the issue: ***January 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***350***

Nominal value of each piece of the securities of the issue: RUR***6,000***

Total value of the issue (at par): RUR***2,100,000***

Mode of placement: ***conversion at reorganization***

Placement period: ***from November 30, 2002 through November 30, 2002***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***349***

Market information on the issued bonds:

Restrictions on trading the bonds of this issue (if any):

No restrictions.

No trading in the securities of the issue on securities markets.

Period before maturity of the bond issue: ***from November 30, 2002 through August 31, 2007***

Rights granted by each of issued securities.

A bondholder is entitled:

- ***to receive from the issuer the bond face value upon redemption;***
- ***to receive a fixed income percentage of 0.1% of the bond face value upon redemption;***
- ***to have subject to technical availability an access to telephone network through one subscriber line at addresses in Pustosh-Bor and p/o #14 in Ivanovo. The bondholder shall make payment with respect of the service rendered pursuant to a contract according to charges effective at the date of the service provision.***

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- ***the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;***
- ***- the second priority is given to settlements with respect of severance pays and labor remunerations employed under an employment contracts and authorship contracts;***
- ***third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;***
- ***in the fourth place debts with respect of payments to budgetary and non-budgetary funds;***
- ***the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.***

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

Redemption of bonds

The issuer shall cancel the bonds by making payment of the nominal value and fixed interest of 0.1 % of the bond nominal value.

Terms and arrangements of the redemption:

Not earlier than July 1, 2007 a bond owner shall file with the issuer an application for redemption.

Failure of a bond owner to file an application for redemption shall not relieve the issuer from the obligation to redeem the bonds.
Payments shall be made in the order of submitting applications.
Terms of payment to the bond owners: one-time payment.
Form of payment: cash funds, bank transfers.
Payments shall be made:
- in cash from the enterprise cash-offices,
- by bank transfers into a bank account (bank details shall be provided in the redemption request of the bond owner).

Redemption period:
start date:
As of the day of requesting redemption filed with the issuer by a bond owner in the period from July 1, 2007 through August 31, 2007.
end date:
Payments shall be effected within 30 days from filing the application of redemption with the issuer by a bond owner.

Terms and arrangements for income payments of the bonds

Yield of the bonds of the issue:
A bondholder is entitled:

- ***to receive from the issuer the bond face value upon redemption;***
- ***to receive a fixed income percentage of 0.1% of the bond face value upon redemption;***
- ***to have subject to technical availability an access to telephone network through one subscriber line at addresses in Pustosh-Bor and p/o #14 in Ivanovo. The bondholder shall make payment with respect of the service rendered pursuant to charges/rates effective at the date of the service provision.***

Terms of income payments on the bonds of the issue:

Income shall be paid at redemption (redemption before maturity) of the bonds.

Arrangements for determination of a technical availability of providing access to telephone network and concluding a contract for rendering telephone service.

Technical availability of providing access to telephone network shall be determined within ten days from filing a request in writing by a bond owner at the following addresses:
-#1 – 159 Lezhnevskaya Street
#2 – 13 Lenina Prospect
#4 – 102 Kukonkovykh Street
#16 – 3 B. Khmelnitskogo Street
#25 – 11 Ermaka Street
#43 – 6 Svetlaya Street.
Technical availability of providing access to telephone network is defined by available switching capacity of subscriber numbers and telephone cable capacity scheduled for installation under the placement of this bond issue.
A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for living premises in Pustosh-Bor or p/o #14 in Ivanovo (for natural persons);***

a document certifying ownership rights (other corporeal rights) or rights of renting for living premises in Pustosh-Bor or p/o #14 in Ivanovo (for legal entities);

- *a bondholder application for provision of access to telephone network;*
- *statement of record from the securities accounting system certifying accounting book entry confirming bonds on the owner's account;*
- *statement of technical availability to provide an access to the telephone network.*

Access to the telephone shall be provided within eighteen months from the date of execution of the contract for rendering telephone service.
Bond owners may file a request for determination of technical availability of providing access to telephone network and have bonds redeemed at the following addresses:
-#1 – 159 Lezhnevskaya Street
#2 – 13 Lenina Prospect
#4 – 102 Kukonkovykh Street
#16 – 3 B. Khmelnitskogo Street
#25 – 11 Ermaka Street
#43 – 6 Svetlaya Street.

Information regarding performance of obligations on making payments on the bonds of the issue:
The issuer's obligations on making bond income payments are discharged.
Security provided for the bond issue:
No security
Additional material information on the issued securities:
The date of the actual conversion of the bonds is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***4-И***
Type: ***interest-bearing***
Form of the securities: ***registered book-entry***
State registration number: ***4-17-00194-A***
Date of state registration: ***October 11, 2002***
Authority performing the state registration: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***January 14, 2003***
Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***
Quantity of securities of the issue: ***69***
Nominal value of each piece of the securities of the issue: RUR***4,000***
Total value of the issue (at par): RUR***276,000***
Mode of placement: ***conversion at reorganization***
Placement period: ***from November 30, 2002 through November 30, 2002***
Current status of the issue: ***placement completed***
Number of actually placed securities pursuant to the registered report on the results of the issue: ***68***
Market information on the issued bonds:
Restrictions on trading the bonds of this issue (if any):
No restrictions.
Market information on the issued bonds:
No trading in the securities of the issue on securities markets.
Period before maturity of the bond issue: ***from November 30, 2002 through September 30, 2007***
Rights granted by each of issued securities

A bond grants the following rights:

- *to receive from the Company the nominal value of the bonds upon redemption;*
- *to receive a fixed income of 0.1% of the bond face value upon redemption*
- *to have subject to technical availability an access to telephone network through one subscriber line at addresses in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2. The bondholder shall make payment with respect of the service rendered pursuant to a contract according to charges effective at the date of the service provision.*

Payments to bondholders in the event of the issuer liquidation shall be effected by a liquidation commission in the order of priority set forth by item 1 Article 64 of the Civil Code of the Russian Federation, viz.:

- *the first priority is taken by individuals to whom the company under liquidation is liable for damages to life and health, by way of capitalization of regular payments;*
- *- the second priority is given to settlements with respect of severance pays and labor remunerations employed under an employment contracts and authorship contracts;*
- *third priority is assigned to creditors' claims with respect of liabilities secured by pledge of property owned by the company under liquidation;*
- *in the fourth place debts with respect of payments to budgetary and non-budgetary funds;*
- *the fifth priority: settlements with other creditors according to the effective applicable law, including bond owners.*

Exercising rights granted by book-entry bonds of the Company shall be valid with respect to persons registered in the accounting system of the bondholders.

Mandatory safe keeping of the bonds

No mandatory centralized custody of the bonds of the issue

Terms and arrangements for redemption and making bond income payments

Terms and arrangements for redemption of the bonds of the issue

The issuer shall cancel the bonds by making payments of the nominal value of the bonds upon and interest of 0.1% of the bond face value upon redemption.

Terms and arrangements for redemption of the bonds of the issue

Not earlier than July 1, 2007 a bondholder shall file a redemption request with the Company at the following addresses:

#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

The issuer shall cancel the bonds by making payments of the nominal value of the bonds upon and interest of 0.1% of the bond face value upon redemption.

Failure of a bond owner to file the request will not relieve the issuer from the obligation to redeem the bonds.

Payments shall be effected within 30 days from filing the application of redemption with the issuer by a bond owner in the order of receiving applications.

Frequency of settlements with bond owners: one-time payment

Payments shall be effected:

- *in cash from cash office of the enterprise;*
- *by a bank transfer into a bank account.*

Redemption period for the bonds of the issue:

start date:

August 1, 2007

end date:

September 30, 2007

Terms and arrangements for income payments on the bonds of the issue:

Bond income

A bond owner is entitled:

- ***to receive from the Company the nominal value of the bonds upon redemption;***
- ***to receive a fixed income of 0.1% of the bond face value upon redemption***
- ***to have subject to technical availability an access to telephone network through one subscriber line at addresses in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2.***

Terms of income payments:

Income is paid upon redemption (redemption before maturity) of bonds.

Arrangements of income payments:

Technical availability of providing access to telephone network shall be determined within ten days from filing a request in writing by a bond owner at the following addresses:

-#1 – 159 Lezhnevskaya Street

#2 – 13 Lenina Prospect

#4 – 102 Kukonkovykh Street

#16 – 3 B. Khmelnitskogo Street

#25 – 11 Ermaka Street

#43 – 6 Svetlaya Street.

Technical availability of providing access to telephone network is defined by available switching capacity of subscriber numbers and telephone cable capacity scheduled for installation under the placement of this bond issue.

A contract for provision of a telephone service shall be entered into within 3 days after provision by the bond owner of the following documents:

- ***passport or a document certifying ownership rights for living premises in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2 (for natural persons);***
  a document certifying ownership rights (other corporeal rights) or rights of renting real estate in localities of the Ivanovo region, Kolyanovo, Zhukovo, or townhouse settlement Ignatovo-2 (for legal entities);
- ***a bondholder application for provision of access to telephone network;***
- ***statement of record from the securities accounting system certifying accounting book entry confirming bonds on the owner's account;***
- ***statement of technical availability to provide an access to the telephone network.***

Access to the telephone shall be provided within eighteen months from the date of execution of the contract for rendering telephone service.

Information regarding performance of obligations on making payments on the bonds of the issue:

The issuer's obligations on making bond income payments are discharged.

No redemption before maturity.

Security provided for the bond issue:

No security

Additional material information on the issued securities:

The date of the actual conversion of the bonds is November 30, 2002. The report on the registration of the securities issue was registered by the Federal Commission for Securities Market of Russia on January 14, 2003.

Type, series (class), form and other identification features of securities:

documented interest-bearing non-convertible bearer bonds

Series: ***03***

State registration number: ***4-18-00194-A***

Date of the issue state registration: ***August 1, 2003***

State registration date of the report on the results of the issue: ***October 14, 2003***

Authority performing the state registration of the securities issue and report on the results of the securities issue: ***FCSM of Russia***

Quantity of securities of the issue: ***2,000,000***

Nominal value of each piece of the securities of the issue: RUR***1,000***

Total value of the issue (at par): RUR***2,000,000,000***

Mode of placement: ***public subscription***

Actual placement duration: ***from September 16, 2003 through September 17, 2003***

Current status of the issue: ***placement completed***

Number of actually placed securities pursuant to the registered report on the results of the issue: ***2,000,000***

Rights granted by each piece of the issued securities

A bondholder is entitled to receive upon the bond redemption the nominal value of the bond as specified in item 57.4 of the Prospectus of the bond issue and item 4 of the Decision on the bond issue.

A bondholder is entitled to receive a fixed percentage of the bond nominal value (coupon), calculated as specified in item 57.11 of the Prospectus of the bond issue and item 8.3 of the Decision on the bond issue.

In the event of the issuer liquidation a bondholder is entitled to receive the nominal value of the bond in the priority order set out Article 64 of the Civil Code of the Russian Federation.

A bondholder is entitled to freely sell or otherwise dispose of his/her bonds.

A bondholder is entitled to exercise other rights granted by the law of the Russian Federation.

In the event that the issuer refuses to fulfill its obligations related to the bonds, holders or assigned holders of bonds are entitled to demand fulfillment of the obligations by the entity which provided collateral for the bond issue.

The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest

Address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia

Mailing address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia

Taxpayer Identification Number (INN): 7710838686

Mandatory safe keeping of the bonds.

Mandatory central custody of the bonds of the issue

The depositary performing safekeeping:

Full name of the custodian: ***Not-for-profit partnership National Depositary Center***

Abbreviated name: ***NDC***

Address: ***1/13 Sredni Kislovski Per., building 4, Moscow, 125009, Russia***

Mailing address: ***1/13 Sredni Kislovski Per., building 4, Moscow, 125009, Russia***

INN: ***7706131216***

Telephone: ***(+7 095) 956-27-89, 956-27-90***

License No: ***177-03431-000100***

Date of issue: ***December 4, 2000***

Valid till: ***no expiry limit***

License issuing authority: ***FCSM of Russia***

Bonds are issued in a documented form by execution of a bond certificate for the whole issue to be kept centrally at Not-for-profit partnership National Depositary Center ("NDC") and not to be handed over to bondholders. Records of transactions involving the bonds are entered by Not-for-profit partnership National Depositary Center centrally keeping the bond certificate, and by depositaries in the capacity of a depositor with respect to the Center (collectively "the depositaries").

Rights related to bonds kept and/or recorded by the depositaries are deemed transferred as of the moment of entering by depositaries of a relevant record on the customer's deposit account.

Upon the bond redemption bond certificates are withdrawn from custody and cancelled.

Depositary must conduct transactions involving he customers' securities only upon an order of these customers or duly authorized representatives thereof, including account trustees, and in timelines set out by the deposit agreement, concluded by and between the bondholder and NDC or other depositary – depositor of NDC ("the deposit agreement"). A depositary shall make records on the customer depo account only subject to availability of documents serving as a legal basis for making such entries according to applicable effective legislation, other regulations and statutes. A basis for making records an a customer's depo account is provided by:

- the order of customer or duly authorized by him person, including account trustee, meeting the requirements stated in the deposit agreement;

in the event of transfer of ownership rights for securities resulting not from civil legal deals – documents confirming

the transfer of ownership rights fore the securities in accordance with applicable law and other regulatory legal acts. Depositaries shall register any lien of a customer's securities by pledge and other third party rights as provided for in the deposit agreement and Russian Law.

The rights on the securities kept by and/or being accounted for in a depositary are deemed transferred as of the moment of making the relevant record on the customer's depo account. Nevertheless, if the relevant record is missing from the customer's depo account the affected person is not deprived of the possibility to prove his/her rights for the securities in question based on other evidence.

In order to exercise a customer's rights for his/her securities the depositary shall:

undertake all measures as provided for by Federal Laws and other legal acts to protect rights of a bona fide purchaser on the owned by him securities and to prevent any seizure of securities owned by a bona fide purchaser.

To ensure transfer upon a customer's order and pursuant to the deposit agreement of securities to depo accounts specified by the customer both with the depositary in question and other depositary.

Upon cancellation of the bonds of the issue by the issuer the Depositary shall:

- write off the bonds from depo accounts;

- remove the bond certificate from custody and cancel it.

Terms and conditions of redemption of the issued securities

Redemption payments of the issued bonds are made by remittance in Russian Roubles.

Terms and conditions of redemption of the issued bonds including redemption period.

Bond redemption shall be executed by a payment agent upon the issuer's order ("the payment agent"), the functions being performed by:

Joint-Stock Commercial Bank Moscow Business World (Moskovski Delovoy Mir) (Public Joint-Stock Company),
abbreviated corporate name of the organization: OAO MDM-Bank
address: 33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia
mailing address: 33 Kotelnicheskaya Embankment, building 1, Moscow, 115172, Russia

The issuer is entitled to appoint additional payment agents and cancel such appointments of agents. An official announcement of the said appointments shall be published by the issuer at least 10 (ten) business days before such appointments or cancellations take effect in the dailies Vedomosti and/or Izvestiya.

If the redemption day falls on a holiday no matter whether a public holiday or no-business day for settlement transactions the payment of the due amount shall be effected on the first business day following the holiday. A bond owner shall be not entitled to claim interest accrued or any other compensation for such delayed payment.

Bonds are redeemed at par.

Redemption and income payments on the bonds are made in the local currency of the Russian Federation by bank transfer in favor of the bonds owners

It is presumed that nominal holders – depositors of NDC are authorized to receive bond redemption amounts. An NDC depositor and/or other person not authorized by its customers to receive bond redemption amounts not later than on the 3 (third) business before the date set for bond redemption shall submit to NDC a list of bond owners containing all necessary details as specified in the List of holders and/or nominal holders of the Bonds.

Bond redemption is effected in favor of bond owners who are owners as on the end of NDC business transacting day preceding the 6 (sixth) business day before the bond redemption date (bondholders record date).

Performance of the obligations toward a bond owner listed in the list of owners and/or nominal holders of bonds is deemed appropriate, including the situation where bonds were reassigned (alienated) after the bondholders record date.

Not later than on the 2 (second) business day before the bond redemption date NDC Depositary shall provide the Issuer and/or its payment agent a list of the bonds owners and/or nominal holders as finalized on the bond owners and/or holders record date. The list shall contain the following data:

a) *the full name of the person authorized to receive bond redemption amounts. If bonds are assigned by the owner to a nominal holder, and the latter is authorized to receive bond redemption amounts, the nominal holder's full name shall be listed.*
   If bonds were not assigned to a nominal holder and/or the nominal holders is not authorized by the bond

owner to receive bond redemption amounts, the bond owner's full name shall be listed (name-surname in the case of an individual);

b) *number of bonds as stated on the owner's depo account or inter-depositary account of the nominal bondholder authorized to receive bond redemption amounts;*

c) *the location and postal address of the person authorized to receive bond redemption amounts;*

d) *the bank details of the person authorized to receive bond redemption amounts:*

- *account number;*
- *the name of the bank with which the account is opened;*
- *the holder's individual taxpayer number;*
- *correspondent bank account number;*
- *bank identification number of the holder's bank.*

e) *Taxpayer Identification Number of the person authorized to receive bond redemption amounts;*

f) *tax status of the person the person authorized to receive bond redemption amounts (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)*

Bond owners, their duly authorized persons, including NDC depositors are responsible for timely and accurate provision of bank details to NDC. If the information is not available or provided to NDC after time, such obligations are performed toward the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.

Not later than on the 2 (second) business day before bond redemption the Issuer shall remit the necessary amounts to the payment agent. Based on the list of bond owners and/or nominal holders, provided by NDC, the payment agent calculates the amounts payable to each person listed in the list of bond owners and/or nominal holders.

At the bond redemption date the payment agent shall remit as required the necessary funds into accounts of persons authorized to receive bond redemption amounts listed in the list of bond owners and/or nominal holders.

In the event that one person is authorized to receive bond redemption amounts by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.

The redemption period of the issued bonds:

The start date:

The 1095th(one thousand and ninety fifth) day as of the bond placement start date.

The end date:

The start and end of the bond redemption period coincide.

Calculation of income payable on each bond.

Coupon (interest) period		*Coupon (interest) amount*
Start date	*End date*	

1. Coupon. 1 First coupon interest rate is set at an auction among potential buyers of bonds on the first day of the initial bond placement. On the auction day setting the first coupon interest rate Members of the section shall file application using MICEX trading system both on behalf and at the expense of themselves and their customers. The time for filing applications at auction for setting interest rate of the first coupon attached to the bonds shall be decided on by MICEX upon agreement with the issuer and the underwriters. Applications for buying bonds by members of the section shall be filed with one of the underwriters, specifying the following material items:

a.1) Purchase price - 100 % of the nominal value;

a.2) Quantity of bonds that the potential buyer be prepared to purchase should the Issuer set he first coupon interest rate higher or equal to the rate indicated in the application as an acceptable interest rate.

a.3) An acceptable for the investor the first coupon interest rate. By "the acceptable interest rate" is meant the rate if declared by the issuer would make the potential buyer willing to purchase the number of bonds identified in the application at par. The value of the acceptable interest rate should be indicated per annum with accuracy of one hundredth of a percent.

Funds shall be allocated to ensure full payment of the bonds as specified in the application, taking into account MICEX commissions.

Application non-compliant with one of the requirements of items a.1-a.3, and those failing to allocate sufficient funds will not be admitted for participation in the auction for setting the interest rate.

Upon expiry of the period for filing application for the auction to set the first coupon interest rate MICEX shall

compile the list of entered applications, filed with each underwriter, and submit them to the issuer and underwriters. The latter based on the lists of applications submitted by MICEX compile the final consolidated list of applications. Based on the review of the consolidated list of the applications filed for the auction the issuer make a decision on the value of the first coupon interest rate and advice of it the underwriters and MICEX.

Underwriters publish notice of the first coupon interest rate through MICEX trading system by e-mailing all section members.

Start date of the first coupon period is the bond placement start date	*The first coupon period end date is 183rd (one hundred and eighty third) day from the bond placement start date*	*Amount payable on the first coupon per bond is expressed by the following formula:* *K(1)= C(1) * N * (T(1) - T(0))/ 365/ 100 %,* *where* *K(1) – amount payable on the second coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(1) – the second coupon interest rate, % p.a.;* *T(0) – the first coupon period start date;* *T(1) – the first coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

2. Coupon: 2 Interest rate of the second coupon is equal to the first coupon interest rate.

The second coupon period start date is the 183rd (one hundred and eighty third) day from the bond placement start date.	*The second coupon period end date is the 366th (three hundred and sixty sixth) day from the bond placement start date.*	*Amount payable on the second coupon per bond is expressed by the following formula:* *K(2)= C(2) * N * (T(2) - T(1))/ 365/ 100 %,* *where* *K(2) - amount payable on the second coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(2) - the second coupon interest rate, % p.a.;* *T(1) –the second coupon period start date;* *T(2) – the second coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

3. Coupon: 3 Interest rate of the third coupon is equal to the first coupon interest rate.

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond placement start date.	*The third coupon period end date is 549th (five hundred and forty ninth day) day from the bond placement start date.*	*Amount payable on the third coupon per bond is expressed by the following formula:* *K(3)= C(3) * N * (T(3) - T(2))/ 365/ 100 %,* *where* *K(3) - amount payable on the third coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(3) - the third coupon interest rate, % p.a.;* *T(2) – the third coupon period start date;* *T(3) – the third coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

4. Coupon: 4 Interest rate of the fourth coupon is equal to the first coupon interest rate.

The fourth coupon period start date is the 549th (five hundred and forty ninth day) day from the bond placement start date.	*The fourth coupon period end date is the 731st (seven hundred and thirty first) day from the bond placement start date.*	*Amount payable on the fourth coupon per bond is expressed by the following formula:* *K(4)= C(4) * N * (T(4) - T(3))/ 365/ 100 %,* *where* *K(4) - amount payable on the fourth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(4) - the fourth coupon interest rate, % p.a.;* *T(3) – the fourth coupon period start date;* *T(4) – the fourth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

5. Coupon: 5 Interest rate of the fifth coupon is equal to the first coupon interest rate.

The fifth coupon period start date is the 731st (seven hundred and thirty first) day from the bond placement start date.	*The fifth coupon period end date is the 913th (nine hundred and thirteenth) day from the bond placement start date.*	*Amount payable on the fifth coupon per bond is expressed by the following formula:* *K(5)= C(5) * N * (T(5) - T(4))/ 365/ 100 %,* *where* *K(5) - amount payable on the fifth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(5) - the fifth coupon interest rate, % p.a.;* *T(4) – the fifth coupon period start date;* *T(5) – the fifth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

6. Coupon: 6 Interest rate of the sixth coupon is equal to the first coupon interest rate.

The sixth coupon period start date is the 913th (nine hundred and thirteenth) day from the bond placement start date.	*The sixth coupon period end date is 1095th (one thousand and ninety fifth) day from the bond placement start date.*	*Amount payable on the sixth coupon per bond is expressed by the following formula:* *K(6)= C(6) * N * (T(6) - T(5))/ 365/ 100 %,* *where* *K(6) - amount payable on the sixth coupon per bond, RUR;* *N - the bond's nominal value, RUR;* *C(6) - the sixth coupon interest rate, % p.a.;* *T(5) – the sixth coupon period start date;* *T(6) – the sixth coupon period end date* *Amount payable on each coupon per bond is determined with accuracy of 1 copeck (figures are rounded off according to rules of mathematics, meaning, that the quantity of copecks remains the same if the next less significant digit is less than 5, and is increased by 1, if the next digit is from 5 through 9 inclusive).*

The coupon interest rate is determined at the auction on the placement day to equal to 12.35% p.a. and remains the same for all subsequent coupons. The procedure to determine the coupon interest rate is described above according to item 8.3 of the Decision on the bond issue.

Terms and conditions of making payments of the income on bonds, including time and procedure of making coupon payments for each coupon.

Coupon (interest accrual) period		Payment date of the coupon (interest)	Record date (finalizing the list of bond owners entitled to be paid the coupon (interest)).
Start date	End date		

1. Coupon: 1

Start date of the first coupon period is the bond placement start date	*The first coupon period end date is 183rd (one hundred and eighty third) day from the bond placement start date*	*The first coupon payment date is 183rd (one hundred and eighty third) day from the bond placement start date If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*

Payment procedure for coupon (interest) payments:

Income payments due on the bonds of the issue on all coupons are made in the currency of the Russian Federation by remittances to NDC depositors. A bond owner who is not an NDC depositor, is entitled to authorize a bond owner – NDC depositor to receive amounts payable in the respect of bond income. Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bondholders). Performance of the obligations toward a bond owner listed in the list of bond owners is deemed appropriate, including the situation where bonds were reassigned (alienated) after the bond owners record date.

Not later than 3 (three) business days before the bond income payment date NDC shall provide the Issuer and/or its payment agent a list of the bondholders as finalized on the bondholders record date. The list shall contain the following data:

a) the full name of the bondholder;
b) number of bonds as stated on the depo accounts of the relevant bondholder;
c) the location and postal address of the bondholder;
g) the bank details of the bondholder:
- *account number of the bondholder;*
- *the name of the bank with which the account is opened;*
- *the holder's Individual Taxpayer Number (INN);*
- *correspondent bank account number;*
- *bank identification number of the holder's bank.*

h) tax status of the NDC depositor (resident, non-resident with a permanent representative office in the Russian Federation, non-resident without a permanent representative office in the Russian Federation, etc.)

A bondholder is responsible for timely and accurate provision of bank details to NDC. If the information is not available or provided to NDC after time, such obligations are performed toward the person who filed the request to perform the obligation and recognized as a bond owner as on the date of filing the request. The issuer shall perform obligations under the bond issue based on NDC data.

Not later than 2 (two) days before bond income payment date the Issuer shall remit the necessary amounts to the payment agent. *Based on the list of bondholders, provided by NDC, the payment agent calculates the amounts payable to each bondholder authorized to receive bond income payments.* *On the bond income payment day the payment agent shall remit as required the necessary funds into accounts of bondholders in favor of the bond owners.* *In the event that one person is authorized to receive bond income payments by several bond owners the person in question shall receive the total amount without breakdown on each of the authorizing bondholders.* *If the redemption day is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*

2. Coupon: 2

The second coupon period start date is the 183rd (one hundred and eighty third) day from the bond placement start date.	*The second coupon period end date is the 366th (three hundred and sixty sixth) day from the bond placement start date.*	*The second coupon payment date is the 366th (three hundred and sixty sixth) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: *Payments of bond coupon on the second coupon is the same as for the first coupon payment as described above.*			

Coupon: 3

The third coupon period start date is the 366th (three hundred and sixty sixth) day from the bond placement start date.	*The third coupon period end date is 549th (five hundred and forty ninth day) day from the bond placement start date.*	*The third coupon payment date is 549th (five hundred and forty ninth day) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*

Coupon (interest) payment procedure:
Payments of bond coupon on the third coupon is the same as for the first coupon payment as described above.

4. Coupon: 4

The fourth coupon period start date is the 549th (five hundred and forty ninth day) day from the bond placement start date.	*The fourth coupon period end date is the 731st (seven hundred and thirty first) day from the bond placement start date.*	*The fourth coupon payment date is the 731st (seven hundred and thirty first) day from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: Payments of bond coupon on the fourth coupon is the same as for the first coupon payment as described above.			

5. Coupon: 5

The fifth coupon period start date is the 731st (seven hundred and thirty first) day from the bond placement start date.	*The fifth coupon period end date is the 913th (nine hundred and thirteenth) day from the bond placement start date.*	*The fifth coupon payment date is the 913th (nine hundred and thirteenth) day from the bond placement start date If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment.*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day, preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: Payments of bond coupon on the fifth coupon is the same as for the first coupon payment as described above.			

6. Coupon: 6

The sixth coupon period start date is the 913th (nine hundred and thirteenth) day	*The sixth coupon period end date is the 1095th (one thousand and ninety fifth) day*	*The sixth coupon payment date is the 1095th (one thousand and ninety fifth) day*	*- Income payments on bonds shall be made in favor of the bond owners who own bonds as at the close of business of NDC on the day,*

from the bond placement start date.	*from the bond placement start date.*	*from the bond placement start date. If the coupon payment date is a public holiday, whether a state public holiday or a non-operational day for making settlements, the payment of the payable amount shall be effected on the first business day following the holiday. A bond owner is not entitled to seek interest accrual or any other compensation for such delayed payment*	*preceding the 6 (sixth) business day before the income payment day (henceforth the "record day" to finalize the list of bond owners and/or assigned holders of bonds for the purpose of making income payments). Trading in the bonds on MICEX shall be suspended on the day following the record day for each coupon, and resumed on the payment day of the relevant coupon. The last day of trading in the bonds on MICEX shall be the record day to finalize the list of bond owners and/or assigned holders of bonds for payment of the last coupon of this bond issue.*
Coupon (interest) payment procedure: Payments of bond coupon on the sixth coupon is the same as for the first coupon payment as described above.			

Payments of coupon (interest) are effected by the issuer through its payment agent.

Full name: *Joint-Stock Commercial Bank Moscow Business World (Public Joint-Stock Company*

Abbreviated name: *JSC MDM-Bank*

Address: *33 Kotelnicheskaya Embank., building 1, Moscow, 115172, Russia.*

Mailing address: *33 Kotelnicheskaya Embank., building 1, Moscow, 115172, Russia.*

Duties and functions of the payment agent:

The payment agent undertakes:

- to make payments of funds on behalf, at the expense of and as instructed by the issuer to persons authorized to receive amounts payable with respect of redemption and coupon – to bond owners and/or assigned bondholders in the amounts, at the due dates and according to a procedure set out in the Decision on the bond issue and Bond Issue Prospectus. Disbursement of funds by the payment agent shall be accomplished only subject to remittance by the issuer of amounts sufficient for making such disbursement into the issuer's account opened with the payment agent..

- calculate amounts payable to each person authorized to receives payments of redemption sums and coupons as set out in the Decision on the bond issue and Bond Issue Prospectus

- to provide to the issuer reports in writing on the disbursed funds as required and in timeframe specified by a contract concluded by the issuer and the payment agent;

- to provide to bond owners and assigned holders of bonds information about amounts, timeline and terms of the bond redemption;

- at the issuer's request to provide information received by the payment agent from the depositary in connection with performance of the payment agent's duties under the bond issue;

- to keep confidential information received by the payment agent in connection with performance of its duties unless the information is in public domain or shall be divulged according to legal acts of the Russian Federation.

Redemption before maturity and its terms and conditions

There is no redemption before maturity

Actions to be undertaken by bond owners in the event of the issuer default on the obligations under the bond issue and disclosure of information regarding the default or undue performance of obligations to redeem bonds and pay income on bonds.

Pursuant to articles 810 and 811 of the Civil Code of the Russian Federation the issuer shall repay to bond owners on the bond redemption the nominal value of bonds and pay out coupon on the bonds at the time and as required by the terms and conditions of the decision on the bond issue and Bond Issue Prospectus.

In the event that the issuer defaults on the obligations under the bond issue the bond owners may file a lawsuit with a court (arbitration) against the issuer demanding to redeem bonds and pay bond income as required, and also to make payment of interest for delayed redemption according to Articles 395 and 811 of the Civil Code of the Russian Federation.

In the event that the issuer defaults on the obligations under the bond issue toward bond owners and/or assigned bondholders they are entitled to apply to the person who provided collateral for the bond issue.
The entity which provided collateral for the bond issue is Limited Liability Company Bassian invest
Address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia
Mailing address: 4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia
Taxpayer Identification Number (INN): 7710838686

In the event of the issuer default or inadequate performance of bond redemption and income payment obligations the issuer shall publish a notice in the Supplement to FCSM Herald, Russian daily Vedomosti and/or Izvestia of the default or inadequate performance of its obligations toward bond owners including:
- ***volume of non-performed obligations;***
- ***the cause of non-performance;***
- ***a list of actions that can be undertaken by bond owners to satisfy their requests.***

The entity which provided a collateral for the bond issue:

Full name of the entity: ***Limited Liability Company Bassian invest***

Abbreviated name: ***Bassian invest LLC***

INN: ***7710838686***

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Type of collateral (method of providing the collateral):

surety

Collateral value, RUR:***2,000,000,000 plus accrued interest***

8.3.3 Information on securities issues under which the issuer failed to perform its obligations (default)

No such issues of securities.

8.4 Information on entity (entities) which provided a collateral for the bond issue

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 02:

Full name of the shareholder: ***Limited Liability Company Bassian invest***

Abbreviated name: ***Bassian invest LLC***

INN: ***7710838686***

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

The entity which provided a collateral for documented non-convertible interest bearing bearer bonds series 03:

Full name of the shareholder: ***Limited Liability Company Bassian invest***

Abbreviated name: ***Bassian invest LLC***

INN: ***7710838686***

Address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

Mailing address: ***4/10 Sadovaya Triumphalnaya Street, Moscow, 103009, Russia***

8.5 Terms and conditions of the collateral to ensure performance of obligations under the bond issue

Documented non-convertible interest bearing bearer bonds series 02:

Type of collateral (method of providing the collateral):

Surety

Collateral value, RUR: ***600,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Agreement # 611/02 – DO of April 30, 2002 on provision of a collateral for Joint-Stock Central Telecommunication Company for the purposes of a bond issue concluded between the issuer and Bassian invest LLC stipulates that the said Agreement shall be an offer and open for third parties- bond owners to join by way of bond acquisition. Third parties gain the rights to demand from Bassian invest LLC to fulfill its obligations under the Agreement as of the moment of their acquisition of bonds which are covered by the said Agreement concluded to provide a collateral for the issuer's obligations under the bond issue. Disposal of bonds by their owners signifies the waiver of the rights to hold Bassian invest LLC liable as provided in the said Agreement. Transfer of the rights for bonds to the new bond buyer means gaining by him the rights of a bond owner under the Agreement to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds.

Acquisition of bonds signifies conclusion of contract by the bond buyer under which the collateral for the bond issue was provided. Transfer of the rights for bonds to the bond buyer means gaining by him the rights of a bond owner under the contract to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the two following conditions:

- *the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;*
- *the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;*

Simultaneous existence of these two conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should the fact of the issuer default be established Bassian invest LLC undertakes within 2 days from the date when the default was established as a fact to meet the issuer's obligations to pay the bond nominal value and coupon to all bond owners.

The time frame and procedure of performance by Bassian invest LLC of the issuer's obligations toward the bond owners are identical to the same set out for the issuer as described in decision on the bond issue and bond issue prospectus.

The issuer's net assets at the date of the collateral provision, **RUR*2,627,290.00 thousand***

The surety's net assets at the date of the collateral provision, **RUR*745.00 thousand***

Documented non-convertible interest bearing bearer bonds series 03:

Type of collateral (method of providing the collateral):

Surety

Collateral value, RUR: ***2,000,000,000 plus accrued interest***

Terms of exercising and enforcement of bond owners' rights under the provided securities:

Acquisition of bonds signifies conclusion of contract by the bond buyer under which the collateral for the bond issue was provided. Transfer of the rights for bonds to the bond buyer means gaining by him the rights of a bond owner under the contract to the same extent and volume and on the same terms and conditions as were effective at the moment of the transfer of the rights on bonds. The written form of the contract is deemed executed.

Bassian invest LLC undertakes to meet for the issuer its obligations toward the bond owners only after it was established that the issuer is unable to meet its obligations to the bond owners.

Bassian invest LLC undertakes to perform the issuer's obligations to the bond owners entitled to demand from the surety performance of its obligations according to the concluded Agreement subject to simultaneous fulfillment of the two following conditions:

- ***the issuer failed to pay or paid partially coupon income as a percentage of the bond nominal value to bond owners at the time set out in decision on the bond issue and bond issue prospectus;***
- ***the issuer failed to pay or paid partially the nominal value of bonds on the redemption to the bond owners at the time set out in decision on the bond issue and bond issue prospectus;***

Simultaneous existence of these two conditions constitutes an instance of default of the issuer on its obligations toward owners.

Should these circumstances occur the surety will perform the issuer's obligations pursuant to the following arrangements:

A bond owner or a person duly authorized by him is entitled to file a request in writing with the surety for performance of the issuer's obligations ("the request"). The request should contain:

- *the bondholder's full name, and if bonds are assigned for nominal holding and the assigned holder is authorized to receive payments due to the bond owner under the bond issue, the full name of the nominal holder;*
- *the number of bonds owned by the bond owner;*
- *domicile and actual address, contact numbers of the person authorized to receive payments due to the bond owner under the bond issue;*
- *tax status of the bond owner (resident, non-resident conducting activities in the Russian Federation through a permanent representative office, non-resident receiving income not linked to the permanent representative office, natural persons – tax residents of the Russian Federation, natural persons actually residing in the territory of the Russian Federation at least 183 days a year, a foreigner, stateless citizen);*
- *bank details (account name/number, etc.) of the person authorized to receive funds due to the bond owner under the bond issue;*

The following documents shall be attached to the request:

- *documents confirming the bond owner's rights on the number of bonds stated in the request (statement of the bond owner's depo account or other similar statement);*
- *a document certifying the authorized person's power to sign the request on behalf the bond owner;*
- *documents confirming default or inadequate performance by the issuer of its obligations.*

The request shall be signed by the bond owner or by his/her authorized person. If the bond owner or its authorized person is a legal entity – resident, the request shall be signed by the chief executive and chief accountant of the relevant legal entity, and stamped with its seal. If the bond owner or its authorized person is a legal entity – non-resident, the request shall be signed by the chief executive of the relevant legal entity, and stamped with the legal entity's seal, or signed by the authorized person of such legal entity.

The said request shall be filed with the Surety not later than 6 (six) months as of the due date of performance by the issuer of its obligations (the last date of the period assigned for performance)

Within 1 (one) month following the day of filing the request the Surety shall pay out to the relevant bond owner or its nominal (assigned) holder authorized to receive funds due to the bond owner under the bond issue, the total nominal value of bonds owned by such owner and/or payable interest (coupon) on such bonds.

The issuer's net assets at the date of the collateral provision, ***RUR 15,049,625.00 thousand***

The surety's net assets at the date of the collateral provision, ***RUR - 1,579.00 thousand***

8.6 Information on the organizations keeping records of rights on the securities issued by the issuer

Registrar:
Entity's name: ***Private Joint-Stock Company Registrator-Svyaz***
Abbreviated name: ***Private JSC Registrator-Svyaz***
Address: ***15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***
Mailing address: ***15 A Kalanchevskaya Street, subscriber box 45, Moscow, 107078, Russia***
Telephone: ***(+7 095) 933-42-21*** Fax: ***(+7 095) 933-42-21***
e-mail: ***regsw@asvt.ru***

License:
License No: ***10-000-1-00258***
Date of issue: ***1.10.2002***
Valid till: ***not stated***
License issuing body: ***Federal Commission on Securities Market***

The named registrar has kept the register of registered securities of the issuer as of: ***May 3, 2000***

The depositary has in central custody the following securities:

1. Certificate of documented interest bearing non-convertible bearer bonds series 02, mandatory centrally kept. State registration number of the issue # 4-02-00194-A of June 25, 2002, total quantity of the issued bonds: 600,000 bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR600,000,000

2. Certificate of documented interest bearing non-convertible bearer bonds series 03, mandatory centrally kept. State registration number of the issue # 4-18-00194-A of August 1, 2003, total quantity of the issued bonds: 2,000,000 bonds, nominal value per bond RUR1,000 (one thousand), total value of the issue: RUR 2,000,000,000

The depositary performing safekeeping of the securities issued by the issuer:
Entity's name: ***Not-for-profit partnership National Depositary Center***
Abbreviated name: **NP NDC**
Address: ***11 Bolshoy Kislovski Per., Moscow, Russia***
Mailing address: ***1/13 Sredni Kislovski Per., Moscow, 103009, Russia***
Telephone: *(+7 095) 956-27-89,956-27-90* Fax: *(+7 095)956-0938*
e-mail: ***void***

License:
License No: ***177-03431-000100***
Date of issue: ***December 4, 2000***
Valid till: ***not stated***
License issuing body: ***FCSM of Russia***
Operations started on: ***12.11.2001***

8.7 Information on legal acts regulating import-export of capital that may affect payment of dividend, interest and other funds to non-residents.

The key piece of legislation covering capital import and export is the Law On currency regulations and control of October 9, 1992 #3615-1.

Additionally, the Company uses leasing schemes in its activities, these schemes being regulated by the Civil Code of the Russian Federation and the Federal Law #164-FZ of October 29, 1998 On financial lease (leasing).

8.8 Taxation of income incurred on placed and to be placed issued securities

Taxation of income received from participation in the organization in the form of dividends

Taxation of income incurred from participation in an organization in the form of dividends follows stipulations of the effective legislation. According to Article 43 of the Tax Code of the Russian Federation (the TC RF) for the taxation purposes dividends are recognized as any income received by a shareholders (participant) from distribution of profits left after taxation for shares (interest) owned by the shareholder (participant) pro rata to shares (interests) of shareholders (participants) in the charter (contributed) capital of the organization in question. In accordance with items 12 sub-item 2 Article 149 of the TC RF VAT shall not be levied on income received from securities transactions.

1) Taxation of natural persons' income

Income incurred from sources in the Russian Federation is dividends and interest received by natural persons from a Russian organization. According to Item 4 Article 210 of the TC RF the tax base for dividends is determined as the monetary value of such income. Tax rate levied in dividend income are set out in Article 224 of the TC RF, viz.:

- at 30 % of all income received by natural persons who are not tax residents of the RF (item 3 of Article 224);
- at 6 % with respect to income incurred from having interests in organizations by natural persons who are tax residents of the RF (item 4 of Article 224).

Calculation and payment of taxes on income from dividends received by individuals from a Russian organization are carried out by the organization – payer or the source of the income received by the taxpayer. Such organizations are called tax agents according to item 1 of Article 226 of the TC RF. The tax agent calculates the payable tax separately for each accrued income item payable to the income earner (item 3 of Article 226, the TC RF). Pursuant to item 4 of Article 226 of the TC RF tax agent shall deduct the tax from the income earned when making the payment. The tax amounts are deducted by the tax agent from any funds payable by the tax agent to the taxpayer or to his/her order,

provided that the deducted amount does not exceed 50% of the paid out amount. Tax agents shall remit the calculated and deducted tax amounts not later than the actual date of receiving the cash in the bank to pay the earned income, and the date of remitting income from taxpayers' bank accounts to the taxpayer's bank account or third party's bank account on the taxpayer order (item 6 of Article 226 of the TC RF). As stipulated by item 7 of Article 226 of the TC RF the total tax amount calculated and deducted by the tax agent from a taxpayer for which the tax agent is recognized as an income source shall be paid at the point where the tax agent is registered with the tax authorities, and for organizations with separately located units both at their domicile and at the location of each its separate unit. The tax amount payable to the local budget at the locality of the separate unit shall be calculated based on the taxable income amount earned and paid to the employees of these separately located units.

2) Taxation of legal entities

Special features of tax base determination for income of legal entities received from having interests in other organizations are set forth in Article 275 of the TC RF.

According to item 3 of the said article in the case of dividend payment to a foreign organization the tax base for the taxpayer – dividend recipient is defined as the sum of the payable dividend and a 15% tax rate shall be applied (item 3 of Article 284 of the TC RF).

As far as taxpayers – Russian organizations are concerned, if the income source is a Russian organization the latter is recognized as the tax agent and shall determine the tax amount pursuant to provisions of item 2 of Article 275 of the TC RF. The tax amount to be deducted from the income of a taxpayer – dividend recipient shall be determined by the tax agent based on the total tax amount calculated as set out in item 2 of Article 275 and share of each taxpayer in the total dividend amount. The total tax amount is determined as the tax rate set forth in sub-item 1 item 3 of Article 284 of the TC RF (6%) multiplied by the difference between the dividend amount to be distributed between the shareholders (participants) in the current tax period less the dividend amount payable by the tax agents to foreign entities in the current tax period and the sum of dividend amounts received by the tax agents itself in the current reporting (tax) period and the preceding reporting (tax) period unless these dividend amounts were not taken into account earlier for the calculation of a taxable dividend income. If the difference is negative there is no tax liability and no compensation from the relevant budget shall be paid.

Tax on dividends earned on shares and payable to unit investment funds is neither calculated, no deducted. A unit investment fund is a separate property holding entity which is not a legal entity. Subject to a document confirming that relevant shares were purchased by a unit fund managing company the tax on income received as dividends on these shares shall not be deducted.

According to par. 1 item 4 of Article 287 the tax on income paid to taxpayers as dividends deducted when the income was paid, shall be remitted to the relevant budget by the paying tax agent within 10 days from making the payment. Tax on income received as dividends shall be credited to the Federal budget account (item 6, Article 284 of the TC RF).

Bond income taxation

According to sub-item 12 item 2 of Article 149 of the Tax Code of the Russian Federation VAT is not levied on operations related to circulation of placed bonds except services of intermediaries.

a) Taxation of legal entities-resident of the RF with respect to transactions involving the issuer bonds. Profit tax is levied on income of legal entities earned from transactions involving bonds issued by the issuer.

Income derived from sources in the Russian Federation is:

- receipts from exercising property rights (proceeds from realization);

- not related to realization proceeds as interest earned on securities and other debt obligations.

Profit (loss) of bond sale is defined as the difference between the sale price and purchase price taking into account expenses incurred for brokerage services related to sale and purchase deals.

A tax rate of 24% is set for profit tax with a tax amount calculated at the tax rate of 6% being credited to the federal budget; a tax amount calculated at 16% tax rate being credited to the budget of the relevant constituent entities of the Russian Federation, and a tax amount calculated at 2% tax rate being credited to the local budgets.

Legal entities – residents of the Russian Federation shall themselves calculate and effect payments of the profit tax on proceeds from operations with bonds based on accounting information and reports.

Losses incurred from securities operations involving securities traded on the organized securities market for the previous tax period (previous tax periods) preceding the current may be posted to tax base reduction resulting from

operations involving sales of the relevant type of securities.

Losses incurred from securities operations involving unlisted securities or securities not traded on the organized securities market can be posted to reduction of income derived from sale of this type of securities.

Income derived from securities operations is recognized as proceeds realized from securities sale pursuant to the sale contract. Income earned from interest bearing (coupon) securities shall be posted taking into account special provisions set out in item 2 of Article 280 of the TC RF, i.e. a taxpayer income from sale or other disposal of bonds (including redemption) is calculated based on the sale price or price of other disposal deal of bonds and amount of earned interest (coupon) paid by the buyer to the taxpayer and interest (coupon) paid to the taxpayer by the issuer. Amount of interest (coupon) already factored into taxation earlier shall not be included in the taxpayer income from sale or other disposal of securities.

Losses from securities sale-purchase deals shall be transferred for 10 years according to Article 283 of the TC RF, but the total transferred loss in no reporting (tax) period can exceed 30% of the tax base for securities deals.

Income and loss date of bond deals according to Article 329 of the TC RF is the realization date of the securities.

Concerning bonds traded on the organized securities market for taxation purposes the realization price is the actual price of realization or other disposal of bonds if the price is in the interval between the minimal and maximal prices of deals (price spread) with the relevant securities registered by the organizer of trading at the date of the deal execution. If the actual price of realization or other disposal of bonds is lower than the minimal price of deals with this type of securities the difference between the minimal price of the deals and purchase price is taken for the taxation purposes. If at the stated date deals with securities of one and the same type were made through two or more organizers of trading on securities market the taxpayer is entitled to select himself the trade organizer whose price spread should be chosen by the taxpayer for taxation purposes.

Expenses of sale (other disposal) of securities are defined based on the acquisition of the securities, acquisition expenses, sale expenses, accumulated interest (coupon) paid by the taxpayer to the securities seller; earned interest (coupon) amounts already taken into account for taxation purposes earlier shall not be included in the expenses according to provisions of Article 272 of the TC RF. Expenses related to acquisition of securities before sale do not result in tax base decrease. Proceeds derived from sale (realization) of securities (at the reporting date) shall be reduced by the amount of expenses related to the acquisition and sale (realization) of the securities removed from the balance sheet.

b) Income taxation of legal entities non-residents of the Russian Federation with respect of transactions involving the issuer bonds

Tax levied on proceeds from transactions involving the issuer bonds and conducted by non-residents of the Russian Federation shall be calculated and paid by the income source in the currency of the payment at the rate of 20% on effecting each payment. If coupon income is paid by the payment agent, the latter is the tax agent for the purposes of calculation, deduction and payment of tax to the budget.

If bond transactions are covered by international treaties on avoiding double taxation non-residents of the RF may pay taxes levied on proceeds derived from bond deals pursuant to provisions of such treaties.

c) Taxation of natural persons-residents of the RF with respect to income from deals involving the issuer bonds.

Proceeds derived from deals involving the issuer bond by individuals are:

- dividends and interest received from a Russian organization, as well as interest received from individual entrepreneurs and/or foreign organization in connection with operations of its permanent representative office in the RF;
- proceeds from sale (realization) in the Russian Federation of shares or other securities and contributed capital in the charter capital of organizations.

Pursuant to item 3 of Article 214.1 of the Tax Code of the Russian Federation income (loss) related to sale-purchase deals of securities is defined as the sum of proceeds from transactions with securities of the relevant type closed in the tax period, less the relevant expenses.

Income (loss incurred) from securities sale-purchase deals is determined as the proceeds derived from sale of securities less expenses on acquisition, sale and keeping of the securities, actually incurred by the taxpayer (including expense reimbursed to the professional participant of the securities market) and confirmed by documents. Such expenses include:

- amounts paid to the seller according to the contract;
- payment for services rendered by the depositary;
- commissions to professional participants of the securities market;
- exchange fee (commission);
- payment for services of the registrar;
- other expenses directly connected with purchase, sale, and storage of securities paid for services rendered by professional participants of the securities market performing their business duties.

Income from a sale-purchase deal of securities traded on an organized securities market shall be reduced by the amount of interest paid for using cash funds raised for closing the securities sale-purchase deal calculated on the basis of effective refinancing interest rate set by the Central Bank of the Russian Federation.

For deals with listed securities losses are defined taking into account the limits of the relevant securities market price fluctuations.

When a taxpayer expenses on acquisition, sale, and storage of securities cannot be posted as acquisition, sale, and storage expenses for specific securities these expenses shall be allocated pro rata the assessed value of the securities for which the expenses are allocated. The assessed value of the securities is defined at the date the expenses were incurred.

In the event that the taxpayer's expenses cannot be supported by source documents the taxpayer is entitled to make use of property tax allowance (tax rebate) as provided for in sub-item 1 of tem 1 of Article 220 of the TC RF (As applied for the proceeds derived by the taxpayer from a securities sale held by the taxpayer for at least 3 years, but not exceeding RUR125 thousand).

The tax allowance or rebate to the amount of actually incurred and substantiated by documents expenses is applicable for calculation and payment by a taxpayer of tax to the budget at the tax payment source (a broker, trust manager, or other person carrying out operations based on an agency deed or other similar deed in favor of the taxpayer), or upon termination of a tax period with filing a tax declaration with the tax authorities.

If tax calculation and payment are carried out at the tax payment source (by a broker, trust manager, or other person carrying out operations based on an agency deed or other similar deed in favor of the taxpayer), in the tax period, the property tax allowance or tax rebate is provided by the source of the income payment with a possibility of subsequent settlement upon termination of the tax period and filing a tax declaration with the tax authorities.

If there are several sources of income payments the property tax allowance is provided by only one income payment source chosen by the taxpayer.

The tax base for securities sale-purchase deals is defined as the income derived from closed securities deals over the tax period.

A loss incurred as a result of deals with listed securities closed over the tax period in question reduces the tax base for sale-purchase deals involving the given type of securities.

According to item 1 Article 224 of the Tax Code of the Russian Federation income received as coupon payments, bond redemption or sale of bonds before maturity is taxed at 13% tax rate on income received by RF residents.

d) Taxation of income of natural persons – non-residents of the RF with respect to deals involving the issuer bonds.

A tax rate at 30% (thirty per cent) is set for income received by natural persons – non-tax residents.

The tax base for securities sale-purchase deals is defined at the tax period end. Calculation and payment of the tax are carried out by the tax agent at the tax period end or when making cash payment to the taxpayer before the current tax period end.

For the purpose of this paragraph by payment of funds is meant cash payment, remittance of funds to a natural person's bank account or into a third party's bank account pursuant to the natural person's order.
If the tax agent is unable to withhold from a taxpayer the calculated tax amount the tax agent shall within a month as of the occurrence of such event advise the tax authorities at its domicile of the inability to withhold the tax and of the tax amount it failed to withhold from the taxpayer income. The tax is then paid pursuant to Article 228 of the Tax Code of the Russian Federation.

8.9 Declared (accrued) and paid dividends on the issuer shares, income on the issuer bonds.

Category (type) of shares: *registered book-entry ordinary shares*

Reporting period for which the declared dividends are paid (were paid)	*1998*	*1999*	*2000*	*2001*	*2002*
Declared (accrued) dividend amount per share, RUR	*22.0*	*40.0*	*33.05*	*0.026*	*0.096052*
Total amount of declared (accrued) dividend for all shares, RUR	*9935222.0*	*18064040.0*	*14925413.05*	*11741626.2*	*151570712.32*
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*28.04.1999* *Minutes #5 of 28.04.1999*	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*	*24.06.2003* *Minutes #11 of 24.06.2003*
Time frame allocated for making payments of the declared dividends on the issuer shares	*during the fiscal year, i.e. December 31, 1999*	*during the fiscal year, when the decision to pay dividends was made*	*during the fiscal year, when the decision to pay dividends was made*	*during the fiscal year, when the decision to pay dividends was made*	*before December 31, 2003*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all ordinary shares of the issue, RUR	*9935222.00**	*17719038.87*	*14635470.08*	*11687712.00*	*86623332.07*

** -Dividend amount after tax*

Preference registered book-entry Class B shares

Reporting period for which the declared dividends are paid (were paid)	*1998*	*1999*	*2000*	*2001*
Declared (accrued) dividend amount per share, RUR	*53.0*	*82.0*	*70.94*	*0.038*
Total amount of declared (accrued) dividend for all shares, RUR	*655716.0*	*1014504.0*	*877669.68*	*470136*
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*

Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*28.04.1999* *Minutes #5 of 28.04.1999*	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*
Time frame allocated for making payments of the declared dividends on the issuer shares	*May 1st at the latest*	*not later than one month after the decision on dividend payment was made*	*not later than one month after the decision on dividend payment was made*	*not later than one month after the decision on dividend payment was made*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all preference Class B shares of the issuer, RUR	*655716.0*	*1014504.0*	*877669.68*	*470136.00*

Preference registered book-entry Class A shares

Reporting period for which the declared dividends are paid (were paid)	*1998*	*1999*	*2000*	*2001*	*2002*
Declared (accrued) dividend amount per share, RUR	*106.0*	*164.0*	*141.89*	*0.077*	*0.206*
Total amount of declared (accrued) dividend for all shares, RUR	*16393748.0*	*25363912.0*	*21944423.62*	*11908666*	*108429738.3*
The issuer governing body which made a decision (declared) on payment of dividends on the issuer shares	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*	*Annual General Meeting of Shareholders*
Date of the meeting (session) of the issuer governing body which made the decision (declared) on dividend payment, date and number of the Minutes of the meeting (session) of the issuer governing body at which was made the decision (declaration) on dividend payment	*28.04.1999* *Minutes #5 of 28.04.1999*	*29.06.2000* *Minutes #6 of 29.06.2000*	*01.06.2001* *Minutes #7 of 01.06.2001*	*05.06.2002* *Minutes #9 of 05.06.2002*	*24.06.2003* *Minutes #11 of 24.06.2003*
Time frame allocated for making payments of the declared dividends on the issuer shares	*not later than two months after the annual general meeting of shareholders*	*not later than two months after the decision on dividend payment was made*	*not later than two months after the decision on dividend payment was made*	*not later than two months after the decision on dividend payment was made*	*before August 23, 2003*
Form and other payment terms and conditions for payment of the declared dividends on the issuer shares	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*	*Cash funds*
Total amount of dividends paid on all preference Class A shares, RUR	*16393748.00*	*23809076.00*	*21415471.89*	*18817700.54*	*106973335.55*

Income on the issuer bonds

Type, series (class), form and other identification features of securities:

Type of securities: ***Bonds***

Series: *01*

Type: ***interest-bearing***

Form of the securities: ***documented bearer bonds***
Registration number: ***4-01-00194-A***
State registration date of the issue: ***October 17, 2001***
State registration date of the report on the results of the issue: ***December 10, 2001***
Authority performing the state registration: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each securities of the issue, RUR ***1,000***
Total value of the issue (at par): RUR***600,000,000***
Type of income: ***coupon***

Income payable on the bonds of the issue per bond, RUR: *57.26.*
Total amount of income payable on all bonds of the issue, RUR***34,356,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***1st quarter of 2002***
Total income paid on all bonds of the issue for the 1st quarter of 2002, RUR***34,356,000***

Income payable on the bonds of the issue, per bond: RUR***53.6***
Total amount of income payable on all bonds of the issue, RUR***32,160,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***2nd quarter of 2002***
Total income paid on all bonds of the issue for the 2nd quarter of 2002, RUR***32,160,000***

Income payable on the bonds of the issue, per bond RUR*102.22*
Total amount of income payable on all bonds of the issue, RUR***61,332,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter of 2002***
Total income paid on all bonds of the issue for the 4th quarter of 2002, RUR***61,332,000***

Income payable on the bonds of the issue, per bond RUR*89.75*
Total amount of income payable on all bonds of the issue, RUR***53,850,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made:***2nd quarter of 2003***
Total income paid on all bonds of the issue for the 2nd quarter of 2003, RUR***53,850,000***

Income payable on the bonds of the issue, per bond RUR*89.75*
Total amount of income payable on all bonds of the issue, RUR***53,850,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made:***3rd quarter of 2003***
Total income paid on all bonds of the issue for the 3rd quarter of 2003, RUR***53,850,000***

Type, series (class), form and other identification features of securities:
Type of securities: ***Bonds***
Series: ***02***
Type: ***interest-bearing***

Form of the securities: ***documented bearer bonds***
State registration number: ***4-02-00194-A***
Date of state registration: ***25.06.2002***
Authority performing the state registration of the securities issue: ***FCSM of Russia***
State registration date of the report on the results of the issue: ***15.08.2002***
State authorities which performed the state registration of the issue and report on the results of the issue: ***FCSM of Russia***
Quantity of securities of the issue: ***600,000***
Nominal value of each piece of the securities of the issue, RUR***1,000***
Total value of the issue (at par): RUR***600,000,000***
Type of income: ***coupon***

Income payable on the bonds of the issue, per bond, RUR***49.86***
Total amount of income payable on all bonds of the issue, RUR***29,916,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***4th quarter 2002***
Total income paid on all bonds of the issue for the 4th quarter of 2002, RUR***29,916,000***

Income payable on the bonds of the issue, per bond, RUR***99.73***
Total amount of income payable on all bonds of the issue, RUR***59,838,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***2nd quarter of 2003***
Total income paid on all bonds of the issue for the 2nd quarter of 2003, RUR***59,838,000***

Income payable on the bonds of the issue, per bond, RUR***90.25***
Total amount of income payable on all bonds of the issue, RUR***54,150,000***
Time limit set for making income payments on the bonds of the issue: ***one day***
Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***
Reporting period for which income payments on the bonds of the issue were made: ***3rd quarter of 2003***
Total income paid on all bonds of the issue for the 3rd quarter of 2003, RUR***54,150,000***

Type, series (class), form and other identification features of securities:
Type: ***bonds***
Series:***2-И***
Type of bonds: ***interest bearing***
Form of the securities: ***book-entry bearer bonds***
State registration number: ***4-15-00194-A***
Date of state registration: ***11.10.2002***
Authority performing the state registration of the securities issue: FCSM of Russia
State registration date of the report on the results of the issue: ***14.01.2003***
Authority performing the state registration of the securities issue and the report on the results of the securities issue: ***FCSM of Russia***
Quantity of securities of the issue: ***212,701***
Nominal value of each issued securities: RUR***50***
Total value of the securities issue at par: RUR***10,635,050***
Yield: ***interest***

Income payable on the bonds of the issue, per bond, RUR*1.00*

Total amount of income payable on all bonds of the issue, RUR*212,161*

Time limit set for making income payments on the bonds of the issue: ***unspecified***

Form and other terms and conditions of making income payments on the bonds of the issue: ***cash funds***

Reporting period for which income payments on the bonds of the issue were made: ***1st quarter 2004***

Total income paid on all bonds of the issue for the 1st quarter of 2004: RUR*5,498*

Actual fulfillment of the obligations:

Any bond owner is entitled to request interest payment of 2 (two) per cent p.a. of the nominal value per bond upon expiry of each calendar year. A bondholder registered in the register of the bondholders of the relevant type of bonds on January 1st of each year before maturity is entitled to receive interest payments. The deadline for meeting obligations to pay coupons is not defined by the relevant Decision on the bond issue.
AS on February 2, 2004 the total interest amount of RUR5,498 (five thousand four hundred and ninety four rubles) was paid on book-entry series 2-И bearer bonds of JSC CenterTelecom.
The reason:
- too few bondholders bothered to turn up at the headquarters of the Issuer to receive interest payments on the bonds specified above, despite timely placement of the relevant notice in the media. The bond issue series 02 of CenterTelecom is a "telephone" one: the key incentive for bond owners is not receiving interest payments, which is preserved in full, but provision of an access to telephone network.

Type, series (class), form and other identification features of securities:

Type: ***bonds***

Series:: ***03***

Type of bonds: ***interest bearing***

Form of the securities: ***documented bearer bonds***

State registration number: ***4-18-00194-A***

Date of state registration: ***25.06.2002***

Authority performing the state registration of the securities issue: FCSM of Russia

Date of state registration of the report on the results of the bond issue: ***01.08.2003***

Authority performing the state registration of the securities issue and report on the results of the bond issue: ***FCSM of Russia***

Quantity of issued securities: ***2,000,000***

Nominal value of each issued securities: RUR***1,000***

Total value of the securities issue at par: RUR***2,000,000,000***

Yield: ***coupon***

Income payable on the bonds of the issue, per bond: RUR***61.92***

Total amount of income payable on all bonds of the issue, RUR***123,840,000***

Time limit set for making income payments on the bonds of the issue: ***one day***

Form and other terms and conditions of making income payments on the bonds of the issue: ***such funds***

Reporting period for which income payments on the bonds of the issue were made: ***1st quarter 2004***

Total income paid on all bonds of the issue for the 1st quarter of 2004: RUR***123,840,000***

8.10 Other information

No other information

ANNEX 1

BALANCE SHEET

			CODES
		Form #1 by OCUD	0710001
as on	**December 31, 2003**	Date (year, month, day)	31.03.2004
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN (TIN)	5000000970
Type of business	**telecommunication services**	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**
Address	6 Degtiarny Per., Building 2, GSP-3, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Item code	Line code	At the reporting period start	At the reporting period end	Notes (# in the Explanatory Notes)
1	1a	2	3	4	5
I. NON-CURRENT ASSETS					
Intangible assets	110	110	297	49	
Fixed assets	120	120	17,549,273	22,287,735	6.1.
Capital investments	130	130	1,878,008	2,760,862	6.2.
Income bearing investments in tangible items	135	135	1,892	1,877	
Long-term financial investments	140	**140**	123,959	119,863	6.3.
including: investments in daughter companies		141	91,647	91,135	
investments in affiliates/associates		142	10,828	11,319	
investments in other organizations		143	304	8,077	
other long-term financial investments		144	21,180	9,332	
Deferred tax assets	145	145	12,941	11,527	6.4.
Other non-current assets	150	150	307,372	1,642,503	6.5.
Total for section I	190	**190**	19,873,742	26,824,416	

ASSETS	Item code	Line code	At the reporting period start	At the reporting period end	Notes (# in the explanatory Notes)

1	1a	2	3	4	5
II. CURRENT ASSETS					
Inventories	210	**210**	595,045	915,292	
including:					
raw material, auxiliaries and other similar items	211	211	485,581	600,348	6.6.
expenses of production in progress (circulation expenses)	213	213	252	754	
finished products and goods intended for resale	214	214	38,416	28,848	
shipped products	215	215	200	472	
deferred expenses	216	216	70,589	284,870	
other inventories and expenses	217	217	7	,	
VAT on purchased items	220	220	789,585	1,477,023	6.7.
Accounts receivable (payments expected later than 12 months after the reporting date)	230	**230**	42,568	59,440	
including:					
buyers and customer accounts	231	231	,	,	
advance payments made		232	26,213	28,927	
other debtors		233	16,355	30,513	
Accounts receivable (payments expected within 12 months from the reporting date)	240	**240**	1,743,578	2,357,538	
including:					
buyers and customer accounts	241	241	1,259,330	1,732,449	6.8.
advance payments made		242	170,545	211,266	
other debtors		243	313,703	413,823	6.9.
Short-term financial investments	250	250	16,110	24,486	6.3.
Cash and equivalents	260	260	288,991	1,015,270	6.10.
Other current assets	270	270	1,067	941	
Total on section II	290	**290**	3,476,944	5,849,990	
Grand total (sum of lines 190+290)	300	**300**	23,350,686	32,674,406	

LIABILITIES	**Item code**	**Line code**	**At the reporting period start**	**At the reporting period end**	**Notes (# in the explanatory Notes)**
1	1a	2	3	4	5
III. CAPITAL AND RESERVES					
Charter (legal) capital	410	410	631,200	631,200	6.11.
Additional capital	420	420	6,405,534	6,332,963	
Reserves	430	430	27,838	31,560	
Shares bought-out from shareholders	411	440	,	,	
Undistributed profit (not covered loss) of previous years	470	460	6,760,726	6,567,747	6.12.
Undistributed profit (not covered loss) of the reporting year	470	470	X	1,502,563	6.12.
Total on section III	490	**490**	13,825,298	15,066,033	

IV. LONG-TERM LIABILITIES					
Loans and credits	510	**510**	1,944,461	6,727,159	6.14.
including:					
credit facilities		511	981,013	3,963,900	
loans		512	963,448	2,763,259	
Deferred tax liabilities	515	515	238,219	357,897	6.15.
Other long-term liabilities	520	520	1,323,357	2,221,103	6.16.
Total on section IV	590	**590**	3,506,037	9,306,159	
V. SHORT-Term LIABILITIES					
Loans and credits	610	**610**	2,398,253	3,988,610	6.14.
including:					
credit facilities		611	1,654,894	3,283,624	
loans		612	743,359	704,986	
Accounts payable	620	**620**	3,198,753	3,833,783	6.17.
including:					
suppliers and contractors	621	621	1,701,724	2,061,364	
advance payments received	625	622	454,186	402,591	
debt to employees	622	623	135,470	166,406	
debt to government out-of-budget funds	623	624	73,684	79,671	
debt in respect of tax and duties	624	625	439,917	519,239	6.17.
other creditors	625	626	393,772	604,512	6.17.
Debt to participants (founders) for income payments	630	630	31,074	15,323	6.13.
Deferred revenue	640	640	391,271	464,498	6.18.
Deferred expense provisions	650	650	X	X	
Other short-term liabilities	660	660	X	X	
Total on section V	690	**690**	6,019,351	8,302,214	
GRAND TOTAL (sum of lines 490+590+690)	700	**700**	23,350,686	32,674,406	

Summary of items accounted for using off-the-balance sheet accounts

Item description	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	3	4
Rented fixed items	910	900	1,071,320	1,208,438
including those under leasing terms	911	901	800,647	846,547
Goods and tangible items accepted for safe storage	920	902	7,418	9,383
Goods accepted for commission	930	903	15	1,767
Debt of insolvent debtors written off as a loss	940	904	241,361	301,871
Security received in respect of payments and obligations	950	905	1,296,451	2,752,925

Security provided to other parties in respect of payments and obligations	960	906	3,938,941	9,134,084
Housing facilities depreciation	970	907	24,468	28,217
Depreciation of external improvement items and other similar facilities	980	908	831	1,010
Means of payment in respect of telecommunications services		909	12,477	60,807

Summary of net asset value

Item description	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	3	4
Net assets		1000	14,216,569	15,530,531

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

March 12, 2004

PROFIT AND LOSS ACCOUNT (INCOME STATEMENT)

			CODES
		Form # 02 by OCUD	0710002
for	2003	Date (year, month, day)	31.03.2004
Organization	JSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	INN (TIN)	5000000970
Type of business	telecommunication services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	48/31
Measurement unit	RUR in thousands	by OCEI	384

Item description	Item code	Line code	Over the reporting period	Over the same period previous year	Notes (# in the Explanatory Notes)
1	1a	2	3	4	5
I. Operating revenues and expenses on ordinary activities					
Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)	010	010	20,890,007	16,389,267	7.1.
including from sales of telecommunications services		011	20,564,872	16,016,251	
Costs of sold goods, products, works, services	020	020	(15,648,552)	(12,131,919)	7.2.
including: telecom services		021	(15,414,947)	(11,887,067)	
Profit (loss) from sales (line 010 less line 020)	050	**050**	5,241,455	4,257,348	
II. OPERATING REVENUE AND EXPENSES					
Interest to receive	060	060	4,287	2,417	
Interest payable	070	070	(878,460)	(556,538)	
Income from participation in other organizations	080	080	528	562	
Other operating revenue	090	090	809,311	661,130	7.3.
Other operating expenses	100	100	(1,938,483)	(1,678,237)	7.3.
III. NON-SALES REVENUE AND EXPENSES					
Non-sales revenue	120	120	397,449	252,967	7.4.
Non-sales expenses	130	130	(1,332,221)	(1,335,709)	7.4.
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)	140	**140**	2,303,866	1,603,940	
Profit tax expenses (lines -151+152-153), including:		**150**	(796,793)	(766,322)	7.6.
deferred tax liabilities	142	151	(119,679)	(238,219)	
deferred tax assets	141	152	(1,414)	(8,427)	
Current profit tax	150	153	(675,700)	(519,676)	
Operating profit (loss) (line 140-less line 150)		**160**	1,507,073	837,618	

IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income		170	3,097	88	7.5.
Extraordinary expenses		180	(7,607)	(54)	7.5.
Earnings (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)	190	**190**	1,502,563	837,652	7.7.
FOR REFERENCE					
Conditional profit tax expense/income		201	(552,928)	(384,946)	
Permanent tax liabilities	200	202	(243,865)	(381,376)	
Permanent tax assets	200	203			

Item description	Item code	Line code	Over the reporting period	Over the same period previous year	Notes (# in the Explanatory Notes)
1	1a	2	3	4	5
Basic profit (loss) per share		301	0.85697	0.47775	7.8.
Diluted profit (loss) per share		302			

*** to be filled out in annual financial statements**

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	18,459	(43,402)	20,527	(19,934)
Profit (loss) of previous years		402	26,085	(73,064)	34,947	(67,795)
Indemnity of damages caused by non-performance or undue performance of obligations		403	15,622	(1,422)	17,007	(1,840)
Foreign currency translation adjustments		404	245,922	(306,755)	37,713	(308,985)
Allocations to assessed reserves		405	X	(561,889)	X	(643,989)
Written-off accounts receivable and payable		406	4,655	(676)	29,005	(45,194)

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

March 12, 2004

STATEMENT OF CHANGES IN EQUITY

Form # 03 by OCUD

Date (year, month, day)

for **2003**

Organization **JSC CenterTelecom (MRC)** by OCPO

Taxpayer Identification Number **5000000970** INN (TIN)

Type of business telecommunications services by OCVED

Organizational-legal form/form of ownership mixed by OCOPF/OCFS

Measurement unit **RUR in thousands** by OCEI

1. Changes in equity

Item description	Item code	Line code	Charter capital	Additional capital	Reserves	Undistributed profit (not covered loss)
1	1a	2	3	4	5	6
Brought over balance as of December 31, 2001		**100**	185,589	1,761,308	27,838	556,032
2002						
Changes in the accounting policies		101	X	X	X	
Balance of capital assets revaluation		102	X		X	
Other		103	X		X	
Brought over balance as of January 1, 2002		**104**	185,589	1,761,308	27,838	556,032
Changes in capital items		**200**		(3,106)		(27,828)
Foreign currency translations		201	X		X	X
Net profit (loss) of the reporting year		202	X	X	X	(6,814)
Dividend		203	X	X	X	(24,120)
Allocations to reserves		204	X	X		
Additional share issues at the expense of own resources		205			X	
Increase of the nominal value of shares		206			X	
Changes in equity due to retirement of fixed assets		207	X	(3,106)	X	3,106
Other		208				
Increase in equity due to		**210**	445,611	4,647,332		11,105,564
additional share issues at the expense of shareholders		211			X	X
reorganization of legal entity		212	445,611	4,647,332		11,105,564
other		213				
Decrease of equity due to:		**220**				(4,647,764)
decrease in quantity of shares		221		X	X	

decrease in the nominal value of shares		222		X	X	X
reorganization of legal entity		223				(4,647,332)
other		224				(432)
Brought over balance as on December 31, 2002		**300**	631,200	6,405,534	27,838	6,986,004
2002						
Changes in the accounting policies		301	X	X	X	(225,278)
Balance of capital assets revaluation		302	X		X	
Other		303	X		X	
Brought over balance as on January 1, 2003	**100**	304	631,200	6,405,534	27,838	6,760,726
Changes in capital items		**400**		(72,571)	3,722	1,311,412
Foreign currency translations		401	X		X	X
Net profit (loss) of the reporting year		402	X	X	X	1,502,563
Dividend		403	X	X	X	(260,000)
Allocations to reserves	110	404	X	X	3,722	(3,722)
Additional share issues at the expense of own resources	121	405			X	
Increase of the nominal value of shares	122	406			X	
Changes in equity due to retirement of fixed assets		407	X	(72,571)	X	72,571
Other		408				
Increase in equity due to		**410**				
additional share issues at the expense of shareholders	121	411			X	X
reorganization of legal entity	123	412				
other		413				
Decrease of equity due to:		**420**				(1,828)
decrease in quantity of shares	132	421		X	X	
decrease in the nominal value of shares	131	422		X	X	X
reorganization of legal entity	133	423				
other		424				(1,828)
Balance as on December 31, 2003	**140**	**500**	631,200	6,332,963	31,560	8,070,310

Item description	Item code	**Line code**	**Balance as on the start of the year**	**Received**	**Used/ restored**	**Balance as on the year start**
1	1a	2	3	4	5	6
Reserves formed pursuant to effective legislation						
Reserved funds						
data for 2002		601	114,482		(86,644)	27,838
data for 2003		602	27,838	3,722		31,560

Reserves formed pursuant to founding documents:						
Employee shareholding fund						
data for 2002		603	1,157		(1,157)	
data for 2003		604				
Assessed reserves:						
Doubtful debt provisions						
data for 2002		605	7,778	643,989	(95,092)	556,675
data for 2003		606	556,675	558,403	(141,911)	973,167
Provisions to cover devaluation of financial investments						
data for 2002		607				
data for 2003		608		3,486		3,486
Provisions for devaluation of tangible items						
data for 2002		609				
data for 2003		610				
Deferred expense provisions						
Provisions for conditional obligations						
data for 2002		611				
data for 2003		612				

Chief Executive ________ R. Amaryan
(signature) (name)

March 12, 2004

CASH FLOW STATEMENT

			CODES
		Form # 04 by OCUD	0710004
for	2003	Date (year, month, day)	31.03.2004
Organization	JSC CenterTelecom (MRC)	by OCPO	01140111
Taxpayer Identification Number	5000000970	INN (TIN)	5000000970
Type of business	telecommunications services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	48/31
Measurement unit	RUR in thousands	by OCEI	384

Item description	Item code	Line code	In the reporting year
1	1a	2	3
CASH BALANCE AT THE REPORTING YEAR START		010	287,649
CURRENT ACTIVITIES			
Cash receipts from current activities		**020**	24,936,797
receipts from buyers, customers		021	23,675,859
other income		022	1,260,938
Cash funds applied for:		**030**	(22,595,407)
payments in respect of purchased goods, services, works, raw materials and other current assets	150	031	(8,392,944)
payroll expense	160	032	(4,957,666)
interest out payments	170	033	(858,626)
tax and levies settlements	180	034	(5,817,033)
other expense		035	(2,569,138)
Net cash from current activities		**040**	2,341,390
INVESTMENT ACTIVITIES			
Cash receipts from investment activities		**050**	41,423
proceeds from realization of fixed asset items and other non-current assets	210	051	27,800
proceeds from repayment (redemption) and sale of securities, realization of units, interests, and other financial investments	220	052	4,012
dividend received from interests	230	053	5,112
interest payments received	240	054	2,810
proceeds from repayments of loans granted to other organizations	250	055	423
other income from investment activities		056	1,266
Cash funds applied for:		**060**	(6,764,830)
acquisition and creation of fixed asset items and other non-current assets	290	061	(6,042,215)
acquisition of stock, units, interests	280	062	(75)

acquisition of debt instruments and other financial investments	300	063	(722,180)
granting loans to other organizations	310	064	(360)
other expenses for investment activities		065	,
Net cash from investment activities	**340**	**070**	(6,723,407)
FINANCIAL ACTIVITIES			
Cash receipts from financial activities		**080**	11,176,972
credit and loan facilities received		081	10,980,472
other income from financial activities		082	196,500
Cash funds applied for:		**090**	(6,067,334)
repayment of loans and credits (less interest payments)		091	(5,296,360)
repayment of financial lease		092	(517,966)
dividend payments	170	093	(253,008)
other financial activity expenses		094	,
Net cash from financial activities		**100**	5,109,638
Net cash increase (decrease)		**110**	727,621
CASH BALANCE AT THE REPORTING PERIOD END		**120**	1,015,270
Influence of exchange rate variations of foreign currency against RUR		130	(1,342)

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

March 12, 2004

SUPPLEMENT TO THE BALANCE SHEET

			CODES
		Form # 05 by OCUD	0710005
as on	**December 31, 2003**	Date (year, month, day)	31.03.2004
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN (TIN)	5000000970
Type of business	telecommunications services	by OCVED	64.20
Organizational-legal form/form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

1. Intangible assets

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year start
1	1a	2	3	4	5	6
Intellectual property items (exclusive rights for results of intellectual property)	010	**101**	1,025			1,025
of which: of the patent owner for invention, industrial sample, usable model	011	102				
of right owner for software, data bases	012	103	967			967
of owner of trade/service mark, location of good origin	014	104	58			58
other	015	105				
Other	040	106				
Total		**110**	1,025			1,025

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Amortization of intangible assets, total	050	**120**	728	976
including: *of the patent owner for invention, industrial sample, usable model*		121		
of right owner for software, data bases		122	728	967
of owner of trade/service mark, location of good origin		123		9
other		124		

2. Fixed assets

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Buildings		201	3,739,838	178,199	(5,435)	3,912,602
Line plant and transmission facilities		202	8,681,860	1,234,856	(50,044)	9,866,672
Machinery and equipment		203	13,651,496	3,857,669	(118,365)	17,390,800
Transportation vehicles		204	425,827	83,227	(8,767)	500,287
Computers and office equipment		205	666,945	272,536	(18,175)	921,306
Housing facilities		206	114,585	6,189	(5,434)	115,340
Land plots and nature utilization facilities		207	1,972	4,153	(1)	6,124
Other fixed asset types		208	1,966,591	1,054,175	(40,469)	2,980,297
Total		**210**	29,249,114	6,691,004	(246,690)	35,693,428

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Fixed assets depreciation, total	140	**220**	11,699,841	13,405,693
Including: *Buildings*		221	843,288	895,822
Line plant and transmission facilities		222	4,873,574	5,150,127
Machinery and equipment		223	4,825,566	5,781,331
Transportation vehicles		224	226,570	269,611
Computers and office equipment		225	237,138	401,466
Other fixed asset types		226	693,705	907,336
Item description	**Item code**	**Line code**	**At the reporting year start**	**At the reporting year end**
	1a	2	3	4
From line 210 fixed assets transferred for rent, total		**230**	47,406	78,375
Including: Buildings		231	22,832	45,618
Line plant and transmission facilities		232	12,497	13,728
Machinery and equipment		233	1,756	3,392

Transportation vehicles		234	10,291	14,589
Other fixed asset types		235	30	1,048
From line 210 fixed assets transferred for long-term storage		240	17,503	46,230

FOR REFERENCE	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Result of fixed asset revaluation		**250**		x
original (replacement) cost	171	251		x
depreciation	172	252		x
Fixed assets received for rent, total:		**260**	1,071,320	1,208,438
Including: Buildings		261	54,514	78,837
Line plant and transmission facilities		262	2,858	9,558
Machinery and equipment		263	782,656	785,423
Transportation vehicles		264	14,463	33,068
Other fixed asset types		265	216,829	301,552
Immovable items commissioned for services with state registration pending		270	272,132	592,500

3. Income bearing investments in tangible items

Item description	Item code	Line code	At the reporting year start	Received	Retired	At the reporting year end
1	1a	2	3	4	5	6
Property intended for lease		301				
Property provided under hire contract		302				
Other		303	2 071	272	(175)	2,168
Total		**310**	2 071	272	(175)	2,168

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Amortization of income bearing investments in tangible items		311	179	291

4. R&D, technology and design expenses

Item of R&D	Item code	Line code	At the reporting year start	Received	Written off	At the reporting year end
1	1a	2	3	4	5	6
Total	310	**400**				

FOR REFERENCE	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Expenses for incomplete R&D	320	401		

FOR REFERENCE	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	3	4
Expenses charged to ordinary activity		402		
Expenses on R&D failed to produce positive results and charged to non-sales expenses		403		

5. Financial investments

Item description	Item code	Line code	Long-term		Short-term	
			At the reporting year start	At the reporting year end	At the reporting year start	At the reporting year end
1	1a	2	3	4	5	6
Contribution to charter (contributed) capital of other organizations, total	510	501	102,779	110,531		
including: daughter and affiliated businesses	511	502	102,475	102,454		
Treasury municipal bonds and bonds issued by third parties	515	503				
Bills of exchange	520	504	176	163	37	37
Loans granted to other organizations	525	505	7,390	2,459	2,257	1,250
Certificates of deposit	530	506			13,816	23,199
Other	535	507	13,614	6,710		
Total	540	**510**	123,959	119,863	16,110	24,486

Of the total amount – financial investment having current market price: Contribution to charter (contributed) capital of other organizations	550	511		3 486		
including: daughter and affiliated businesses	551	512				
Treasury municipal bonds and bonds issued by third parties	555	513				
Bills of exchange	560	514				
Other	565	515				
Total	570	**520**		3 486		
FOR REFERENCE With reference to financial investment with current market price – change of value due adjusted valuation	580	521		3 453		

6. Ordinary activity expenses (by costs items)

Item description	Item code	Line code	For 2003 reporting year	For the previous reporting year 2002
1	1a	2	3	4
Material costs	710	601	(4 962 527)	(2 143 739)
Payroll costs	720	602	(5 168 993)	(4 041 131)
Social need allocations	730	603	(1 703 826)	(1 395 196)
Depreciation	740	604	(1 668 128)	(1 138 809)
Other expenses	750	605	(2 145 078)	(3 413 044)
Total on costs items	760	**610**	(15 648 552)	(12 131 919)
Change of the balance (increase [+], decrease [-]): of production in progress	765	621	503	1 550
deferred expenses	766	622	214 280	12 132

7. Security/collateral

Item description	Item code	Line code	At the reporting year start	At the reporting year end
1	1a	2	3	4
Security received, total		**710**	1,296,451	2,752,925
including: bank guarantees		711	39,078	11,340
third party surety		712	1,257,153	2,740,697
bills of exchange		713	220	250
pledged property		**714**		

of which: fixed asset items		715		
securities and other financial investments		716		
other property		717		
other		718		638
Security provided, total		**720**	3,938,941	9,134,084
including: third party surety		721	1,528,458	1,550,466
bills of exchange		722	22,490	598,799
pledged property		**723**	2,387,993	6,984,819
of which: fixed asset items		724	2,387,993	6,984,819
securities and other financial investments		725		
other property		726		
other		727		

8. Government aid

Item description	**Item code**	**Line code**	**Over the reporting year**	**Over the same period previous year**
1	**1a**	**2**	**3**	**4**
Received budget funding in the reporting year, total	910	**810**	20,557	39,879
including: Funds to finance capital expenses		811	4,745	4,311
Funds to finance current expenses		812	15,812	35,568

Item description	**Item code**	**Line code**	**At the reporting year start**	**Received in the reporting period**	**Returned in the reporting period**	**At the reporting year end**
1	**1a**	**2**	**3**	**4**	**5**	**6**
Credits from the budget, total	920	**820**				
Funds to finance capital expenses		821				
Funds to finance current expenses		822				

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant_____R. Konstantinova
(signature) (name)

March 12, 2004

EXPLANATORY NOTES

to financial statements of

JSC CenterTelecom for 2003

1. Contents

2. General/Background

Joint-Stock Central Telecommunication Company, abbreviated name JSC CenterTelecom, Individual Unique Taxpayer Identification Number 5000000970, (henceforth "the Company") was registered pursuant to Ordinance of the Chief of Administration of the Moscow region # 567-r of June 09, 1994 and registered in the register under # 50:10:00124 on July 23, 1997 by the Moscow Region Registration Chamber. Average over the year number of employees in 2003 was 69,847 (72,088 employees in 2002). The Company registered address is 23 Proletarskaya Street, Khimki, Moscow region, 141 400, Russia.

The core business activities of the Company according to licenses granted to it are:

- provision of local and intra-tariff band telephone service;
- provision of local, domestic long-distance and international telephone service using public payphone and public telecommunications offices;
- provision of local, domestic long-distance and international telephone service
- provision of cellular mobile communications service (using GSM-900, GSM-1800, NMT-450, AMPS/D-AMPS standards);
- provision for lease of physical circuits, channels and network path, including broadcasting channels;
- provision of telematic (including e-mail, access to information resources, information and directory services, Telefax, Comfax service, Burofax, message handling service, voice-mail, voice message transmission, audio and video conference calls, Internet);
- data services;
- provision of radio area network (trunking);
- Intelligent Network (IN) services;
- telegraph services (including telegrams, AT/T (subscriber) telex);
- radio-telephone services;
- provision of wireless local telephone services based on CDMA;
- provision of mobile radio-telephone service;
- wireline broadcasting services;
- on-air transmission of TV programs;
- on-air transmission of sound programs and transmission of additional information;
- provision of wireless radio access;
- TV multicast over cable TV networks;
- personal paging services using compression of VHF RF channel;
- mobile radio service;
- broadband wireless access;
- TV and sound program broadcasting;
- testing and measurements of electric power installations and sites, their parts and components in the course of installation, mounting, provisioning, operation and repair;
- publishing and printing activities;
- telecommunications service certification;
- implementation of quality management systems;
- arranging restoration of networks and services after faults and failures;
- marketing research;
- construction of buildings carrying Level 1 and 2 responsibilities according to state (public) standards;

- civil engineering surveys for construction of buildings carrying Level 1 and 2 responsibilities according to state (public) standards;
- design of buildings carrying Level 1 and 2 responsibilities according to state (public) standards
- operation of explosion hazardous production facilities;
- operation of fire hazardous production facilities;
- operation of weight lifting machinery and installations;
- operation of heat transfer and electric power grids;
- transportation of passengers using auto-vehicles;
- cargo transportation using auto-vehicles;
- technical maintenance and repair of transportation vehicles;
- operation of petrol filling stations;
- activities involving precious metals;
- gathering, processing and sale of no-ferrous scrap;
- operation of engineering systems in towns and populated settlements;
- special water utilization;
- underground resource utilization:
- comprehensive utilization of natural resources;
- environment protection services (works);
- educational activities;
- health and medical activities;
- pharmaceutical activities;
- trade;
- surveying;
- cartographic activities;
- implementation, repair and maintenance of fire protection/extinguishing devices and installation in building and facilities;
- cartography/map drawing activities;
- storage of crude oil, natural gas and oil products;
- realization of crude oil, natural gas and oil products;
- accommodation activities;
- hazardous waste handling;
- ensuring security of the Company activities;
- state secret protection activities;
- technical means of protection of confidential and proprietary information;
- implementation as required of plans to ensure robust operations and restoration of networks in case of emergency;
- metrological assurance, operation and repair of measurement devices;
- activities involving production and exchange of ethyl hydroxide, alcohol and alcohol containing substances;
- maintenance, repair, procurement and distribution of cash registers;
- research and development;
- external economic activities.

The Company registrar is **Private Joint-Stock Company Registrator-Svyaz**

The Auditor of the Company is **Private JSC Ernst and Young Vneshaudit**

Members of the Board of Directors:

Chairman of the Company Board of Directors:

- **Mr. Valeriy N. Yashin,** General Director, JSC Svyazinvest;

Members of the Board of Directors:

- **Mr. Ruben A. Amaryan,** General Director, JSC CenterTelecom;
- **Mr. Boris Dm. Antonyuk,** First Deputy Minister for Communications and Informatics;
- **Mr. Stanislav P. Avdiants,** Executive Director – Director of Economic Policies and tariff Department, JSC Svyazinvest;
- **Mr. Vadim E. Belov**, Deputy General Director, JSC Svyazinvest
- **Mr. Alexander P. Gribov**, Deputy Head of Division, Russian Federal Property Fund
- **Mr. Alexander V. Ikonnikov**, Executive Director Investor Right Protection Association
- **Mr. Alexander V. Lopatin**, Deputy General Director, JSC Svyazinvest
- **Mr. Aleksey B. Panteleev**, First Deputy Chairman of the Moscow region Government;
- **Ms. Oksana V. Petrova**, Deputy Chief, Corporate Governance Department, JSC Svyazinvest;
- **Mr. Grigoriy M. Finger**, Executive Director Moscow Representative Office of NCH Advisors Inc.

Members of the Management Board of the Company:

Chairman of the Management Board:
Mr. Ruben A. Amaryan, General Director, JSC CenterTelecom;
Members of the Management Board:

- **Aleksey A. Lokotkov,** First Deputy General Director – Financial Director, JSC CenterTelecom
- **Maksim A. Pegasov,** Deputy General Director – Technical Director, JSC CenterTelecom;
- **Sergei V. Pridantsev,** Deputy General Director – Commercial Director, JSC CenterTelecom;
- **Valeriy P. Sychev,** Deputy General Director for Security and Confidentiality Enforcement, JSC CenterTelecom;
- **Ella M. Zhuravleva,** Deputy General Director – Personnel Director, JSC CenterTelecom
- **Raisa P. Konstantiniva,** Chief Accountant, JSC CenterTelecom;
- **Tatyana N. Sotskova,** Director of Legal Department, JSC CenterTelecom;
- **Alexander I. Polnikov,** Executive Director – Director of Capital Investment Management Department, JSC Svyazinvest;
- **Nikolay V. Mezhuev,** Deputy General Director – Director of Moscow Subsidiary of JSC CenterTelecom;
- **Alexander V. Khaustovich,** Deputy General Director – Director of Voronezhsvyazinform - a Subsidiary of JSC CenterTelecom.

Members of the Audit Commission of the Company:

- **Konstantin V. Belyaev,** Chief Accountant, JSC Svyazinvest;
- **Lyubov A. Greseva**, Chief Expert, Internal Audit Department, JSC Svyazinvest;
- **Elena N. Kukudzhanova,** Chief expert, Internal Audit Department, JSC Svyazinvest
- **Irina V. Prokofieva,** Director of Internal Audit Department, JSC Svyazinvest
- **Kirill V. Frolov,** Deputy Director – Head of Division, Internal Audit Department, JSC Svyazinvest

3. Accounting Policies

The accounts of the Company are prepared on the basis of the following accounting policies:

Basis for preparation

The accounts are prepared based on effective rules of accounting and financial reporting of the Russian Federation, as set forth in the Federal Law On Accounting and Rules of financial accounting approved by the Ministry of Finances of the Russian Federation.

Foreign Currency Denominated Assets and Liabilities

In accounting for business transactions conducted in foreign currencies the official exchange rate of the currency and the Russian rouble (RUR) effective on the transaction date was applied. Cash assets and liabilities valued in foreign currencies were posted to the accounts in amounts calculated according to the official rouble exchange rate effective on December 31, 2003 and equal to RUR29.4545 per USD1, RUR36.8240 per Euro1, and RUR27.5353 per 100 Japanese yens.

Foreign currency translations over the year arisen during the year in relation to transactions with assets and liabilities, and their translation at the balance sheet date, are charged to profit and loss account.

Short-term and long-term assets and liabilities

In the financial statement assets (liabilities) are treated as short-term, if their maturity term does not exceed 12 months after the balance sheet date. All other assets and liabilities are treated in the financial statements as long-term ones.

Intangible assets

Intangible assets include the Company trade mark and exclusive intellectual property rights.
Amortization of these assets was calculated by straight line method. Expected useful life of intangible assets is determined at the moment of their registration for accounting purposes by a specially set-up commission and approved by The Company General Director. Useful life of the trade mark is 10 years; exclusive intellectual property rights last for 5 years.

Intangible assets in the accounts are shown at the original value less amortization accrued over the usage period.

The original value of intangible assets procured in exchange for merchandise (items of value) different from cash funds is recognized as the value of transferred or to be transferred assets. The latter is determined based on the price at which the Company normally valued similar goods (value items) in comparable circumstances.

Fixed Assets

Fixed assets include buildings, facilities, equipment, transportation vehicles, computers, office equipment, land plots, machinery and other item with useful life of over 12 months, used for rendering services and product manufacturing, or for management purposes of the Company capable of bringing economic benefits.

Fixed assets items are recognized for accounting purposes at the actual acquisition (construction) cost.

The original value of fixed assets procured in exchange for merchandise (value items) different from cash funds is recognized as the value of transferred or to be transferred assets. The latter is

determined based on the price at which the Company normally valued similar goods (value items) in comparable circumstances.

Intangible assets in the accounts are shown at the original (replacement) value less amortization accrued over the whole usage period.

For fixed assets purchased before January 1, 2002 depreciation rates were set by each subsidiary independently on the basis of General Depreciations rates approved by Order #1072 dated October 22, 1990 of the Cabinet of Minister of the former USSR. For fixed assets purchased after January 1, 2002 depreciation rates for main groups of fixed assets were set on the basis of Order # dated January 1, 2002 of the Government of the Russian Federation.

Fixed assets depreciation was calculated by straight line method according to rates determined on the basis of adopted useful life terms.

building used in production	from 5 up to 100 years
transmission and other facilities	from 5 up to 59 years
telecommunications equipment	from 3 up to 30 years
transportation vehicle	from 3 up to 10 years
computers and office equipment	from 3 up to 10 years
other facilities	from 2 up to 30 years

No depreciation was charged for land plots and housing facilities.

Fixed asset items valued at less than RUR10,000 per unit, as well as books, brochures, other publications were charged to production costs (sales costs) as they are released for production or put into operation using account 02 Fixed asset depreciation.

Costs of all types of repair are included into costs of ordinary activities in the reporting period. No provisions were allocated to finance deferred costs of fixed asset repair.

Interest accrued on loans secured for financing acquisition (construction) of fixed assets before they adopted for accounting purposes are included in the original value of these assets. Interest accrued after the relevant fixed asset item was adopted for accounting purposes are reflected in the profit and loss account as a part of operation expenses.

Depreciation of fixed assets received under capital lease (leasing) and accounted for as fixed assets of the Company was charged using straight line method based on 15 years of useful life starting from bringing the fixed asset item into service. An accelerated depreciation factor was applied specified by the contract and equal to 3.

Financial investments

Financial investments for which their current market values were not determined are reflected on the balance sheet at their original cost.

Original value of financial investment:

- acquired at a price is defined as the Company's actual acquisition costs;
- acquired under contracts stipulating meeting obligations (payments) through non-cash funds is defined as the value of assets transferred by the Company;
- invested as contributions in the capital of daughter, affiliated and other entities is defined as a monetary value agreed by founders (participants) of these entities.

Financial investments for which at the end of 2003 a steady decline of the value is recognized are shown on the balance sheet less allocated provisions for devaluation of financial investments. The amount of provisions of RUR3,486 thousand is charged to increase of operating expenses.

Financial investment for which organizers of trading in securities on stock market calculated current market values pursuant to applicable rules are shown on the balance sheet at the current market price at December 31, 2003 by adjusting the value of these investments. The adjustment amount totaling RUR3,453 was charged to the increase of operating expenses.

Non-issued retired securities for which market values were not were determined are valued at the actual price of any such securities in the of event of sale or retirement.

Inventories

Inventories are valued at the amount of the actual acquisition costs.

Retiring inventories (except precious metals) are valued at average costs.

Precious metals are written of at the cost of each unit.

Inventories with falling market value in the reporting period or becoming obsolete, or completely or partially loosing their original qualities are recognized on the balance sheet at the reporting year end at the current market given the actual state of inventories. Reduction in the inventories values are shown on the balance sheet as allocated provisions.

Provisions for falling value of inventories are allocated on per unit basis for each inventory item accepted for accounting purposes. In 2003 the Company allocated no provisions for reduced value of inventory items.

Inventories transferred as a pledge are valued at the price accepted in accounting.

Deferred expenses

Expenses made by the Company in the reporting period but related to subsequent accounting periods are shown as deferred expenses. These expenses are written off evenly to the relevant item in the period to which they are referred.

Indebtedness of customers and purchasers

Debt of customers and purchasers is shown including VAT payable to the budget upon receiving payment in respect of accounts receivable and determined based on prices identified by contracts between the Company and customers (purchasers) given all discounts (premium). If it is unrealistic to expect payment of account receivable the relevant amount is written off the balance sheet as it is deemed unrecoverable.

Debt remaining unrepaid when due according to contracts and unsecured with relevant guarantees is shown less doubtful debt provisions.

The amount of doubtful debt provisions is identified separately for each unpaid debt based on taking stock depending on solvency of the debtor and probability of debt repayment.

Since it is virtually impossible to analyze separately each doubtful debt in respect of telecommunications services rendered by a telecommunications company due to enormous number of subscribers doubtful debt provisions were allocated to the full amount (100 percent) of debt with respect of all unpaid debt overdue by over 90 days at the moment of provisions allocation. No provisions were allocated for debt less than 90 days overdue.

Doubtful debt provisions are charged to increase of operating expenses.

Additional capital and reserves
Additional capital is formed due to increase of fixed asset value determined by revaluation.

The Company shall allocate reserves intended for covering its losses and redemption of bonds and repurchase of the Company shares. Reserves are allocated from the Company's net profit.

Dividends payable are recognized as liabilities and deducted from the capital at the reporting date, and disclosed in the financial statements only if declared before or on the reporting date.

In 2003 due to completion in the Company's Moscow subsidiary of analytical data recovery on account 83.01 Capitalization of positive adjustments of the additional capital profit of previous years totaled RUR26,515 thousand was shown as revaluation of retired as on January 1, 2003 fixed assets.

Loans and credit facilities granted to the Company
The Company transfers long-term debt on loans and credits granted to the Company into short-term liabilities at the moment when according to terms and conditions of loan and/or credit facilities there were 365 days before maturity of the principal.

Additional costs incurred in connection with granting loans or credits include expenses related to:
- rendering legal and consulting services to the Company;
- carrying out expert examinations;
- communications costs;
- other costs directly involved in receiving loans in cash funds.

Additional costs related to receiving loans and credits, placement of debt instruments are referred to the period in which the said costs were incurred.

Interest on the granted credits (loans) is accrued monthly according to relevant agreement.

For loans granted in a monetary form and raised by issuing bills of exchange by the Company itself, the amount of discount payable to the note holder shall be charged to deferred expenses and further written off as operating costs monthly in equal shares over the period before maturity.

For loans granted in a monetary form and raised by issuing bills of exchange by the Company itself, in the event of sales of issued bonds at the price different from the nominal value (including the discount), the discount shall be charged to deferred expenses and further written off as operating costs monthly in equal shares over the period before the bond maturity.

Settlements with respect to profit tax
In 2003 deferred tax assets and liabilities related to profit tax to be met in the subsequent reporting period are calculated and reflected in accounts and financial reporting.

Deferred tax assets and liabilities are calculated in relation to differences arising in time and are income and expenses included in balance sheet profit (loss) in one reporting period, while being included in the tax basis for profit tax in other reporting periods.

Deferred tax assets are the part of deferred profit tax that shall result in a decrease of the profit tax payable to budget in the year following the reporting year or in subsequent reporting periods. They are calculated by applying the tax rate set by the Russian law on tax and levies to differences formed in the reporting period that should be subtracted.

Deferred tax liabilities are the part of deferred profit tax that shall result in an increase of the profit tax payable to budget in the year following the reporting year or in subsequent reporting periods.

They are calculated by applying the tax rate set by the legislation of the Russian Federation on taxes and duties, to differences formed in the reporting period.

Current profit tax is recognized as the tax calculated for taxation purposes pursuant to provisions of Chapter 25 of the Tax Code of the Russian Federation and specified in the accounts based on the amount of the conditional profit tax adjusted taking into account the permanent tax assets and obligations and deferred tax assets and obligations of the reporting period.

Current profit tax is recognized in the accounts as liabilities toward budget equal t the unpaid profit tax.

Conditional cost (income) on profit tax is calculated by multiplying the balance sheet profit (loss) by the profit tax rate set forth by the legislation of the Russian Federation on taxes and duties.

Actually overpaid profit tax amounts paid to budgets of constituent entities of the Russian Federation and local municipal budgets are included in accounts receivable.

Revenue recognition policy

The Company revenues are divided into ordinary activities revenues and other revenues (operating, non-sales and extraordinary income).

Revenues from sales of products and services rendered are posted on accrual basis, i.e. as services are provided, and shown in the accounts less VAT, sales tax, customs duties and discounts and benefits provided to customers.

Revenues from barter operations (exchange of merchandise) are determined on the basis of values of items, received or to be received by the Company, calculated according to prices the Company normally uses in for valuation of similar items in comparable circumstances.

Revenues from provision of assets by Company for lease are normally included in revenues from ordinary activities.

Costs and expense recognition

Expenses depending on their nature and activities are divided into ordinary activities expenses and other expenses (operating, non-sales and extraordinary expenses).

Ordinary activities expenses are formed in the amount in monetary terms equal to payment amount in cash and other form, or accounts payable.

The Company calculates total production costs of the services rendered, works performed not separating organizational and commercial expenses.

State (government) aid

Budget funds received as state aid (subsidies, grants) are recognized as monetary funds and resources different from monetary funds are actually received and shown in the balance sheet included in deferred income.

Special purpose financing

Funds for special purpose financing are recognized as monetary funds and resources different from monetary funds are actually received and shown in the balance sheet included in deferred income.

Pension expenses

The Company pays contributions to the Pension Fund of the Russian Federation and to social insurance and employment funds covering its employees. The Company contributions into the state Pension Fund are amounted to 25 percent of the payroll costs and are charged to expenses as they are accrued.

In addition to state pension fund the Company participates in the program of one-time aid payments. The program covers a major part of the Company's employees and does not include any special fund charges. The payment amounts depend on the total work period by retirement.

AS in 2003 collective employment contracts were in force in the Company subsidiaries the following payments were made in the event of retirement:

- Moscow subsidiary

one-time allowance totaled 100 percent of the monthly salary to employees who had worked for the Company for over 25 years;

one-time allowance to employees not covered by non-government retirement scheme and terminating their employment contracts within one month after reaching retirement age depending on the service period:

from 5 up to 15 years of work: 50 percent of the monthly salary;

over 15 years: 100 percent of the monthly salary;

- Belsvyaz – a subsidiary of JSC CenterTelecom

No one-time payments. The collective employment contract renewed for 2003;

-Bryansksvyazinform - a subsidiary of JSC CenterTelecom
A one-time allowance depending on the period of work for the Company:
less than 5 years: a monthly salary amount
from 5 to 10 years: twice the monthly salary amount
from 10 to 25 years: the amount of three monthly salaries
over 25 years: the amount of five monthly salaries

- Elektrosvyaz of the Vladimir region – a subsidiary of JSC CenterTelecom
A one-time allowance depending on the period of work for the Company:
for less than 10 years – 10 % of monthly salary;
from 10 to 20 years – 75 % of monthly salary;
over 20 years – 100 % of monthly salary;

- Voronezhsvyazinform - a subsidiary of JSC CenterTelecom
A one-time allowance (severance pay) depending on the period of work for the Company:
over 10 years: an amount of the monthly salary;
over 15 years: twice the monthly salary;
over 20 years: quadrupled monthly salary;
over 25 years: an amount of seven monthly salaries;
over 30 years: ten monthly salaries;

- Kaluzhski subsidiary of JSC CenterTelecom

one-time severance pay totaling 65 percent of the monthly salary depending on the work time over 10 years in the Company;

- Kostromatelecom - a subsidiary of JSC CenterTelecom

no one-time allowances;

- Kurski subsidiary

one-time allowance in the amount of 10% of the monthly per every year of work for the Company;

- Ivtelecom - a subsidiary of JSC CenterTelecom

one-time allowance to employees not covered by non-government retirement scheme and terminating their employment contracts within one month after reaching retirement age depending on the service period:
from 3 to 5 years: a monthly salary amount;
from 5 to 10 years: twice the monthly salary amount;
from 10 to 20 years: three monthly salaries;
over 20 years: five monthly salaries.

- Lipetskelektrosvyaz - a subsidiary of JSC CenterTelecom

one-time allowance to employees who reached the retirement age and had worked continuously on telecommunications industry:

for less than 10 years: a half of monthly salary;

for 10 years and more: monthly salary amount.

- Orlovski subsidiary of JSC CenterTelecom

one-time allowance in the amount of 100 % of monthly salary subject to work period in the Company of over 10 years.

- Ryazanski subsidiary of JSC CenterTelecom

one-time allowance to employees in the amount of 100 % of monthly salary if work period in the Company is over 5 years.

- SmolenskTelecom - a subsidiary of JSC CenterTelecom

A one-time allowance depending on the period of work for the Company:

from 10 to 15 years – 100 % of monthly salary;

from 15 to 20 years – 200 % of monthly salary;

over 20 years – 300 % of monthly salary;

- Tambovskaya Elektrosvyaz - a subsidiary of JSC CenterTelecom

one-time allowance to employees who worked in the subsidiary for at least 10 years upon retirement in the amount of up to monthly salary;

- Tverskoy subsidiary of JSC CenterTelecom

one-time allowance in the amount of monthly salaries payable to employees working in the Company for over 10 years, not covered by non-government retirement scheme and terminating their employment contracts within one month after reaching retirement age depending on the service period:

- TulaTelecom - a subsidiary of JSC CenterTelecom

one-time allowance to employees not covered by non-government retirement scheme depending on the work period and working contribution in the amount of 3 average monthly salaries and additionally:

work period of over 10 years – RUR7.5 thousand;

work period of over 20 years – RUR12.5 thousand;

- Yartelecom - a subsidiary of JSC CenterTelecom

one-time allowance to employees working in the Company for over 10 years in the amount of 10 average monthly salaries

The Company also participates in a retirement plan with specified in advance contributions payable within the framework of non-government pension plan. The contribution amounts are specified annually and charged to expenses as incurred. Cf. also par. 10 of the Notes.

Stock taking of inventories and liabilities are carried out:

- for fixed assets – at least biannually as on November 1 of the reporting year;
- intangible assets – annually as on December 1 of the reporting year;
- construction in progress and other capital investments - annually as on November 1 of the reporting year;
- raw materials and other, equipment to installed, half-finished products, goods, merchandise for sale in warehouses – annually as on November 1 of the reporting year;
- precious metals – twice a year;
- production in progress – quarterly as at the quarter end;
- deferred income and expense – annually as on December 1 of the reporting year;
- cash funds on account with banking institutions – annually as on December 1 of the reporting year;
- cash funds with cashier offices – at least once a quarter;
- long-term financial investments – annually as on December 1 of the reporting year;
- short-term financial investments, cash instruments – quarterly as at the quarter end;
- accounts receivable and doubtful debt provisions – quarterly as at the quarter end;
- account settlements with creditors (settlements with telecom operators) – quarterly as at the quarter end, with other creditors – once a year as on December 31 of the reporting year;
- tax settlements and mandatory payments to budget and non-budgetary funds – at least once a year;
- special purpose financing – annually as on December 31 of the reporting year;
- intra-company settlements – at least once a quarter;
- payments to employees, advance holders – annually as on December 31 of the reporting year.

Changes in the accounting policies for 2003

The Company accounting policies for 2003 were changed pursuant to new Accounting rules taking effect on January 1, 2003.

Accounting rules R&D, technology designs and development (PBU 17/2002) set forth accounting rules and expenses charging for completed and ongoing R&D, design and technology development works.

In 2003 pursuant to accounting rule Accounting for profit tax (PBU 18/2002) the following items are reflected in the accounts: conditional expenses (income) in respect of profit tax, current profit tax, permanent tax assets and liabilities, deferred tax assets and liabilities to be paid in subsequent reporting periods.

Application of rules set out by PBU 18/2002 the Company tax profit expenses grew by RUR121,093 thousand.

In order to make the Company profit tax expenses for 2002 comparable with 2003 expenses the Company adjusted the 2002 data as if PBU 18/2002 rules were applicable.

The results of adjustments were reflected in the accounts for 2003 as follows:

- the following brought over balance was entered into the balance sheet as on January1, 2003: line 145 Deferred tax assets in the amount of RUR12,941 thousand and in line 515 Deferred tax liabilities in the amount of RUR238,219 thousand; the amount in line 460 Undistributed profit of previous years was reduced by RUR225,278 thousand;
- profit and loss account: column "For the same period previous year" the following profit tax expenses were entered: RUR766,322 thousand, including line 152 Deferred tax assets in the amount of RUR8,427 thousand, and RUR238219 thousand in line 151 Deferred tax liabilities;
- statement of changes in equity: line 301 Changes in the accounting policies reflected decrease of the undistributed profit in the amount of RUR225,278 thousand.

In 2003 pursuant to Accounting rules - Financial investment accounting (PBU 19/2002) the Company increased the value of financial investments, listed on securities market, up to their market value to the amount of RUR3,453 thousand, and allocated provisions for devaluation of financial investments due to steady significant reduction in their price to the amount of RUR3,486 thousand.

The Company did not revalue financial investments up to their current market value as on December 31, 2002, as the Company does not own any significant financial investments listed on securities market, and did not allocate provisions for devaluation of financial investment due to their insignificance.

Changes in the accounting policies for 2004

No significant changes in the accounting policies for 20004.

4. Comparable data

Comparable data in the Company's account for 2003 were obtained by adjusting finalized accounting figures for 2002 in order to make them compliant with changes introduced in the accounting forms for 2003.

Changes in the brought-over balance as on January 1, 2003

Balance sheet items of 31.12.2002		Balance sheet items of 01.01.2003		Difference	Notes
Line	Value	Value	Line		
110	297	297	110	0	
120	17,549,070	17,549,273	120	203	Depreciation brought over from account 03 and account 08
130	1,878,032	1,878,008	130	-24	Depreciation brought over from account 08
135	2,071	1,892	135	-179	Depreciation brought over from account 03
140	123,959	123,959	140	0	
141	91,162	91,647	141	485	Changes of classification, line 142
142	12,005	10,828	142	-1,177	Changes of classification, line 144
143	8,162	304	143	-7,858	Changes of classification, line 144
144	2,533	X	X	-2,533	Changes of classification, line 144
145	10,097	21,180	144	11,083	Changes of classification, lines 142, 143, line (see above) deleted
X	X	12,941	145	12,941	Brought-over balance of deferred tax assets (brought over from undistributed profit of previous years).
150	0	307,372	150	307,372	Other non-current assets, added with deferred expenses in the amount of RUR52,307 and advances of capital nature of RUR255,065
190	**19,553,430**	**19,873,742**	190	**320,312**	Other non-current assets, added with deferred expenses of RUR52,307 and advances of capital nature of RUR255,065, and reflected brought over balance of deferred tax assets (brought over from undistributed profit of previous years).
210	647,352	595,045	210	-52,307	Deferred expenses are transferred to other non-current assets.
211	485,581	485,581	211	0	
212	7	0,	212	-7	Cattle for feeding were transferred to other inventories
213	252	252	213	0	
214	38,416	38,416	214	0	
215	200	200	215	0	
216	122,896	70,589	216	-52,307	Deferred expenses were transferred to other inventories.
217		7	217	7	Cattle for feeding were transferred to other inventories
220	789,585	789,585	220	0	
230	16,739	42,568	230	25,829	Loans, advances, lease settlements were transferred from short-term accounts receivable.

Balance sheet items of 31.12.2002		Balance sheet items of 01.01.2003		Difference	Notes
Line	Value	Value	Line		
231			231		
232			X		Bills of exchange received were transferred to purchaser debt
234	10,836	26,213	232	15,377	Advances were transferred from short-term accounts receivable
235	5,903	16,355	233	10,452	Transfer of long-term part of loans from line 246
240	2,025,227	1,743,578	240	-281,649	See notes to lines 241, 242, 243
241	1,260,034	1,259,330	241	-704	Bills of exchange received were transferred to purchaser debt, and settlement with customers eligible for benefits were reflected according to new chart of accounts.
242	386	X,	X	-386	Bills of exchange received were transferred to purchaser debt
245	440,983	170,545	242	-270,438	Transferred to long-term part and other non-current assets.
246	317,625	313,703	243	-3,922	Transferred to line 235, more detailed balance, settlements with daughter and affiliated companies were transferred
250	2,294	16,110	250	13,816	Deposit account were transferred to line 250 according to PBU 19
260	303,875	288,991	260	-14,884	Cash instruments were transferred to other current assets, and deposit accounts were transferred to line 250
270	,	1,067	270	1,067	Cash instruments were transferred from line 260 to other current assets
290	3,785,072	3,476,944	290	-308,128	Transfer to non-current assets and detailed balance of tax settlements
300	**23,338,502**	**23,350,686**	300	**12,184**	Detailed balance of tax and duties settlements, deferred assets and liabilities are reflected
410	-631,200	-631,200	410	,	
420	-6,405,533	-6,405,533	420		
430	-27,838	-27,838	430	,	
440	,	X	X		
440	X		440		
460	-5,901,703	-6,760,727	460	859,024	Change of profit of previous years due to adding 2002 profit totaling RUR1,084,300, reflected brought over balance of deferred tax liabilities in the amount of RUR238,219 and assets of RUR12,941
465		X	465		
470	-1,084,300	X	470	-1,084,300	The 2002 profit was transferred to undistributed profit of previous years.

Balance sheet items of 31.12.2002		Balance sheet items of 01.01.2003		Difference	Notes
Line	Value	Value	Line		
475		X	475		
490	**-14,050,574**	**-13,825,298**	490	-225,276	Brought-over balance of deferred tax liabilities totaling RUR238,219 and assets of RUR12,941
510	-1,982,401	-1,944,461	510	-37,940	Transferred to short-term part.
511	-985,046	-981,013	511	-4,033	Long-term credits transferred to short-term ones.
512	-997,355	-963,448	512	-33,907	Long-term loans transferred to short-term ones.
515	X	-238,219	515	238,219	Brought-over balance of deferred tax liabilities
520	-1,270,415	-1,323,357	520	52,942	Debt on 31.12.2002 for leasing payments transferred on 01.01.2003 to other long-term liabilities in the amount of RUR52,942
590	**-3,252,816**	**-3,506,037**	590	**253,221**	See explanations of lines 510, 515, 520
610	-2,381,061	-2,398,253	610	17,192	See explanations of lines 611, 612
611	-1,611,849	-1,654,894	611	43,045	Short-term credits transferred from long-term ones.
612	-769,212	-743,359	612	-25,853	Short-term loans transferred from long-term ones.
620	-3,231,745	-3,198,753	620	-32,992	See explanations of lines 621,623,624,625,626,622
621	-1,490,143	-1,701,724	621	211,581	Debt reflected on 31.12.2002 as short-term transferred on 01.01.2003 to long-term debt in the amount of RUR174,556, bills of exchange issued were transferred to suppliers' debt in the amount of RUR37,025
622	-37,025		X	-37,025	Bills of exchange issued were transferred to suppliers' debt in the amount of RUR37,025
623	0	0	X		
624	-135,470	-135,470	623		
625	-73,684	-73,684	624		
626	-442,887	-439,917	625	-2,970	Debt in respect of cancelled taxes was transferred to settlements with budgets, detailed balance
627	-456,245	-454,186	622	-2,059	Advances received were transferred to line 520
628	-596,291	-393,772	626	-202,519	Other creditors were transferred to lines 621 and 520
630	-31,074	-31,074	630		
640	391,229	391,271	640	42	Advance payments as rebates of benefits were transferred to line 620 according to new chart of accounts
690	-6,035,111	-6,019,351	690	-15,760	Advance payments balance was detailed, transfer to long-term part.
700	**-23,338,502**	**-23,350,686**	700	**12,184**	Balance of payments with respect to taxes and duties was detailed, deferred assets and liabilities reflected.
910	718,418	1,071,320	901	352,902	Adjustments according to new chart of accounts, balance restored.

Balance sheet on 31.12.2002		Balance sheet on 01.01.2003		Difference	Notes
Line	Value	Value	Line		
911	447,718	800,647	911	352,929	Adjustments according to new chart of accounts, balance restored.
920	26,174	7,418	902	-18,756	Adjustments according to new chart of accounts, balance restored.
930	84	15	903	-69	Adjustments according to new chart of accounts, balance restored.
940	241,361	241,361	904		
950	1,296,451	1,296,451	905		
960	3,938,941	3,938,941	906		
970	22,104	24,468	907	2,364	Balance restored.
980	780	831	908	51	Adjustments according to new chart of accounts, balance restored.
993		12,477	909	12,477	New analytical calculations introduced

The balance sheet in order to ensure comparability of data as at the beginning of 2003 reflects brought-over balances of deferred tax assets and liabilities calculated according to time differences arisen in 2002. Also according to new guidelines of JSC Svyazinvest (the major shareholder of the Company) advance payments under equipment supply contracts were transferred to line 150 in the amount of RUR52,307 thousand and deferred expenses in respect of software purchases in the amount of RUR255,065 thousand.

Balance sheet (book value) growth by RUR12,184 thousand was due to reflection of brought-over balances of deferred tax assets and liabilities, and to detailing settlements with budget in respect of taxes and duties.

Changes in the comparable data for 2002 in the profit and loss account

Line code	Form 2, col. 3 for 2002	Form 2, col. 4 for 2003	Difference	Explanation
010	16,389,267	16,389,267		
020	-12,131,919	-12,131,919		
050	**4,257,348**	**4,257,348**		
060	2,416	2,417	1	Round-off
070	-556,538	-556,538		
080	562	562		
090	662,786	661,130	-1,656	Adjusted to VAT amount
100	-1,679,718	-1,678,237	-1,481	Adjusted to VAT amount, imputed earnings tax was transferred
120	252,970	252,967	-3	Round-off
130	-1,298,320	-1,335,709	37,389	Fines and late payments charges with respect to taxes and duties were transferred to non-sales expenses in the amount of RUR37,389
140	**1,641,507**	**1,603,940**	**-37,567**	
150	**-557,240**	**-766,322**	**209,082**	Fines and late payments charges with respect to taxes and duties were transferred to non-sales expenses in the amount of RUR37,389; tax assets and liabilities were reflected,

				totaling RUR246,646
151	X	-238,219	238,219	Deferred tax liabilities were reflected
152	X	-8,427	8,427	Deferred tax assets were reflected

Line code	Form 2, col. 3 for 2002	Form 2, col. 4 for 2003	Difference	Explanation
153	-557,240	-519,676	-37,564	Reduction in the amount of fines and late payment charges
160	**1,084,267**	**837,618**	**-246,649**	Deferred tax assets and liabilities were reflected
170	88	88		
180	-55	-55		
190	**1,084,300**	**837,651**	**-246,649**	Deferred tax assets and liabilities were reflected, round-off

In the profit and loss account of the Company the column "Over the same period preceding the reporting period" comparable data on the Company revenues and expenses for 2002 are shown.

Net profit amount for 2002 in line 190 was reduced due to deferred tax liabilities by RUR238,219 thousand and deferred tax assets amounting to RUR8,427 thousand.

In June 2002 the Company underwent reorganization through merging into a core organization of a number of regional telecom operators. Legally, the reorganization was completed on November 30, 2002.

Financial statements for 2003 data for the same period of the previous year:

- in order to ensure comparability the profit and loss account of the Company contains data on the core company for 2002 and merged companies for 2002;
- in the cash flow statement for 2002 no data are shown, as the Company cannot calculate comparable data on the merged companies with sufficient credibility.

5. Analysis and assessment of the balance sheet structure and profit performance

Analysis and assessment of the balance sheet structure

As on December 31, 2003 the balance sheet structure can be characterized by the following ratios:

	31.12. 2003	Target*
Absolute liquidity ratio	0.13	
Current liquidity	0.87	1 – 1,5
Ratio of sufficiency of the own current assets	-0.15	> 0.1
Sales margin	25.09	

*) Target value shows satisfactory balance sheet structure.

For reference:

Absolute liquidity ratio is the ratio of the sum of short-term financial investments (form 1, line 250) and cash (form 1, line 260) to short-term accounts payable (form 1, lines 610, 620)

Current liquidity ratio characterizes general sufficiency of current assets for doing business and timely meeting current obligations. It is the ratio of current assets (form 1, line 290) less long-term accounts receivable (form 1, line 230) to short-term accounts payables (form 1, line 610).

Ratio of sufficiency of the own current assets characterized availability of the Company own funds required for financial stability. It is the ratio of current assets (form 1, line 290) less long-term accounts receivable (form 1, line 230) and short-term accounts payable (form 1, lines 610, 620) to current assets (form 1, line 290) less long-term accounts receivable (form 1, line 230).

Sales margin is calculated as ratio of profit from sales (form 2, line 050) to revenues (form 2, line 010).

Stiff competition on telecommunications market leads to necessity of fund raising to finance modernization of existing networks. However, effective pricing arrangements and industry regulations curtail the Company ability to generate necessary cash flow, while access of the Company to external financial resources is limited. That is why the situation with maintaining liquidity and availability of current capital is uncertain at the moment, resulting in remaining situation when short-term liabilities (RUR8,302,214 thousand) exceed current assets (RUR8,302,214 thousand) by RUR2,452,224 thousand as on December 31, 2003.

In 2003 the Company managed to restructure its debt obligations. The share of long-terms borrowings increased in 2003. By the year end, the lack of current capital was cut by RUR90,183 thousand.

Moreover, the Company management managed to postpone due payment dates for some current transactions, and the management expect this opportunity will open in future if the Company current capital is enough to cover all current costs and expenses.

The Company intends to continue searching for additional financing sources, but the management cannot guarantee that such long-term financing could be secured in future on

commercially acceptable terms reflected the long-term nature of the investments. In future the Company might resort to financing denominated in foreign currency in limited amounts.

In 2004 the Company expects to make use of the following financing sources:

1) long-term bond issue;
3) cash on bank accounts of the Company;
4) cash flow from ordinary activities;
5) lower interest rates on using raised funds;
6) short-term financing provided by Russian credit organizations;
7) long-term supplier credits provided by suppliers of equipment;
8) leasing agreements.

The Company management believes that in future cash flow generated by ordinary activities will be sufficient to finance current and investment activities. Thus, the attached financial statements are not adjusted on possible influence of the mentioned uncertainty factors.

Profit performance in 2003

Activity type	Revenues (form 2, line 010)		Costs and expenses (form 2, line 020)		Profit (form 2, line 050)		Change, Δ,%
	2003	2002	2003	2002	2003	2002	
Provision of telecom services	20,564,872	16,016,251	15,414,947	11,887,067	5,149,925	4,129,185	24.72 %
Other	325,135	373,016	233,606	244,852	91,530	128,163	- 28.58 %
TOTAL:	**20,890,007**	**16,389,267**	**15,648,552**	**12,131,919**	**5,241,455**	**4,257,348**	**23.12 %**

Results of 2003 show significant growth of profit from rendering telecommunications services due primarily to increase of rates for provision of local services, increase in sales volumes, taking measures to cut non-production costs, streamlining the Company organizational structure, and as consequence ensuring substantial reduction in cost growth rates as compared to those of revenues. Costs grew due to rising utilities costs, power supply and changes in settlement scheme with Rostelecom.

6. Notes to significant balance sheet items

6.1. Fixed assets (item 120 of the balance sheet)

As on January 1, 2003 the Company did not revalue its fixed assets.

Changes in the fixed asset original value in 2003:

	RUR in thousands
Growth of fixed asset value, total:	6,691,004
including due to:	
new asset acquisitions	2,077,533
construction of new facilities	3,617,008
modernization and refurbishment of facilities in service (additional construction, further installations)	813,684
free of charge receipt	96,569
Decrease (retire) in the fixed asset value, total	(246,690)
including due to:	
sale of fixed assets	(20,728)
written off fixed assets	(137,999)
reconstruction (partial liquidation) of fixed assets	(20,109)
Total change of the original value of fixed assets	**6,444,314**

The bulk of the increase in the fixed assets value is attributed to newly acquired items (property for production purposes) – 31%, newly constructed sites (buildings, lines): 54%.

Changes in fixed assets depreciation in 2003:

Changes in depreciation, total	**(1,708,868)**
including due to:	
accrued depreciation over the period	(1,890,768)
depreciation of realized items	15,227
depreciation of written off items	139,367
depreciation of items retired on other reasons	26,890
depreciation of items transferred free of charge	416

Fixed assets received under leasing agreements

As on December 31, 2003 the Company concluded 205 financial lease (leasing) agreements for leasing of switches and other telecommunications equipment. Leasing terms are from 12 to 60 months.

Cost of fixed assets received under leasing agreements:

	As of 01.01.2003	**As of 31.12.2003**
Book value of fixed assets		
- original value of fixed assets	561,976	2,185,782

- accrued depreciation of fixed assets	(2,446)	(228,034)
- fixed asset book value	559,530	1,957,748
Fixed assets on the balance sheet of the Lessor		
- contract value of the fixed assets	800,647	846,547

Amounts of forthcoming leasing payments:

Due time	Payment amount, total	including:	
		fixed assets on the balance sheet of the Company (shown in liabilities item lines 520 and 621 of the Balance sheet)	fixed assets on the balance sheet of the Lessor (not included in liabilities)
2004	931,332	798,398	132,934
2005 - 2009	2,029,486	1,904,692	124,794
TOTAL	**2,960,818**	**2,703,089**	**257,728**

6.2. Capital expenditures (item 130 of the balance sheet):

	As of 01.01.2003	As of 31.12.2003
Investment in non-current assets, total:	1,758,496	2,460,686
including: construction, modernization, refurbishment of fixed assets by contracting external parties	1,205,250	1,464,003
construction, modernization, refurbishment of fixed assets by the Company itself	67,743	102,031
capital investments into rented fixed asset	862	893
acquisition of certain items of fixed assets	134,483	79,694
acquisition of fixed assets under leasing agreements	45,657	209,430
completed construction pending state registration certificates	272,108	589,460
Other	32,393	15,175
Equipment for installation	119,512	300,175
TOTAL:	**1,878,008**	**2,760,862,**

The Company carries out construction and refurbishment of 930 sites. In 2003 capital expenditures amounted to RUR7,302,777 thousand; non-current assets received free of charge were valued at RUR71,684 thousand, value of assets accepted for accounting purposes resulting from stock taking is RUR11,263 thousand, procured fixed assets valued at less than RUR10 thousand, total value is RUR141,186 thousand.

The Company in 2003 brought into service fixed assets valued at RUR6,474,261 thousand, accepted for accounting purposes assets valued at less than RUR 10 thousand, with the total value of RUR141,306 thousand, sold assets valued at RUR1,015 thousand, contributed under equity participation agreements: RUR20,497 thousand; assets transferred free of charge: RUR2 thousand; charged to losses: RUR2,112 thousand; transferred to other account: RUR1,845 thousand.

The value of non-movable assets put into service in 2003, but accounted for as construction in progress as on 31.12.2003, was RUR592,499 thousand. State registration of these assets is pending.

6.3. Financial investments (items 140 and 250 of the balance sheet)

In section 5 form 5 Supplement to the balance sheet the information on value of financial investments according to types is shown, including financial investments with values adjusted up to the current market price as of December 31, 2003.

Key investments of the Company into charter capitals of daughter, affiliated and other companies.

Organization	Activities	Investment as of 31/12/2003	Percentage of the charter capital, %	Percentage of voting shares, %	Book value, unaudited by Ernst&Young Vneshaudit	Revenues, unaudited by Ernst& Young Vneshaudit
1	2	3	4	5	6	7
Daughter companies						
- VladPage LLC	paging service	41	75	75	219	506
- Vladimirski payphone LLC	local, DLL and international services	93	51	51	9,071	15,652
- MobilCom LLC	radio communications and telephone line installation	2 250	100	100	8,722	3,688
- Teleport Ivanovo LLC	cellular communications, data, trade in telecom equipment	151	100	100	2,670	4,685
- Telecom Terminal LLC	sale, after sale service, repair of terminal equipment	260	100	100	1,274	4,969

Organization	Activities	Investment as of 31/12/2003	Percentage of the charter capital, %	Percentage of voting shares, %	Book value	Revenues
1	2	3	4	5	6	7
- TelecomStroy LLC	general construction, public catering	510	100	100	4,199	13,205
- Private JSC Telecom of the Ryazan region	deployment of modern telecommunications network	486	51	51	33,851	25,572
- Svyaz-Service-Irga LLC	repair and maintenance of telecommunications equipment	16	70	70	298	1,423
CenterTelecomService of the Moscow region	Telecommunications services	87,354	51	51	39,010	64,153
- Private JSC Vladimir Teleservice	Telecommunications services	11	50	50	7,351	13,238
- Private JSC TeleRossVoronezh	Telecommunications services	585	50	50	9,941	15,177
- Private JSC Svyazproekt ongoing wind up		4	53	53	---	---
- Private JSC CenterTelecomService		75	75	75	5,243	6,284
- Private JSC Cellular Communications of Black Soil area (Chernozemie)	cellular NMT-450 MHz communications	31	45	60	32,509	41,325
Provisions for devaluation		732				
TOTAL:	**X**	**91,135**	**X**	**X**		
Affiliated companies						
- Private JSC Belgorodskaya Cellular Communications	cellular communications AMPS-800 MHz	1,749	30	30	65,736	6,545
- Private JSC Bryanskie Cellular Communications	cellular communications NMT-450 MHz	276	34	34	18,233	9,440
- Trunksvyaz LLC	mobile radio telephone communications	25	25	25	479	278

Organization	Activities	Investment as of 31/12/2003	Percentage of the charter capital, %	Percentage of voting shares, %	Book value	Revenues
1	2	3	4	5	6	7
JSC Gasenergobank	banking services	6,820	25	26	449,069	46,310
- Private JSC Kaluzhskaya Cellular Communications	cellular communications	8	42	42	16,498	12,778
- Rating LLC	radio broadcasting, on-air and cable TV	37	29	29	208	823
- Private JSC Ryazanskaya Cellular Communications	cellular communications NMT-450 MHz	12	40	40	10,409	12,264
- JSC Telecommunications Company Rinfotels	data services	25	26	26	6,263	8,852
- Private JSC Smolenskaya Cellular Communications	cellular communications AMPS-800 MHz	2,349	40	40	84,996	10,100
- Tvertelecom LLC	development of telecommunications networks	50	26	26	39,816	42,782
- Private JSC Tverskaya Cellular Communications	cellular communications NMT-450 MHz	12	40	40	16,843	17,362
- Radiopaging Incorporated Company Private Company (wind up ongoing)	data services	148	30	30	---	---
Provisions for devaluation		**191**				
TOTAL:	**X**	**11,319**	**X**	**X**	**RUR in thousands**	
Other organizations:	**X**	**10,436**	**X**	**X**	**RUR in thousands**	
Provisions for devaluation	**X**	**2,359**	**X**	**X**	**X**	**X**
GRAND TOTAL: (sum of lines 141, 142, 143 of the balance sheet)	**X**	**110,531**	**X**	**X**	**RUR in thousands**	

Pursuant to a decision of the Board of Directors of the Company on participation in setting up of a daughter company (Minutes # 21 of January 17, 2003) the Company in March 2003 acquired 75% of the Charter Capital of Private JSC CenterTelecomService (749 ordinary shares) for RUR74.9 thousand. An entry in the register of shareholders confirming record of securities into the owner's account was made in July 2003.

As at the end of the reporting year the original value of the financial investments in the shares of companies was increased up to the current market price by RUR3,453 thousand, including by RUR3,326 thousand in shares of JSC Saving Bank of the RF, and by RUR127 thousand in shares of OJSC Rostelecom.

Income received as dividends from long-term financial investments is shown in item Income from participation in other organizations of the profit and loss account in the amount of RUR528 thousand) (RUR562 thousand in 2002).

Plans provided by the Company as on December 31, 2003:

Borrower	Facility amount	Maturity	Interest rate (p.a.)
Long-term loans			
- Private JSC Krestyanin	250	01.02.06	
- SC Spartak LLC	894	01.02.06	25%
- Center Broker Leasing LLC	1,520	31.05.05	25%
Provisions for devaluation	205		
Total:	**2,459**		
Short-term loans			
- Private JSC Tverskoy Payphone	791	31.12.01	25%
- Private JSC Krestyanin	200	26.03.02	
- Private JSC Krestyanin	209	01.11.02	
- Skat-69 LLC	50	01.12.00	
Total:	**1,250**		
GRAND TOTAL:	**3,709**		

Other financial investments are bills of exchange totaling RUR163 thousand, and contributions under ordinary partnership agreement amounted to RUR6,710 thousand.

Provisions for devaluation of other financial investments were not allocated due to instability of these investments.

The total amount of provisions for devaluation of the financials of the Company as on December 31, 2003 totaled RUR3,486 thousand.

6.4. Deferred tax assets (item 145 of the balance sheet)

Flow of deferred tax assets in 2003:	
Brought-over balance as on 01.01.2003	12,941
Increase in the reporting period due to time differences (to be deducted)	4,247
Repaid to reduce tax payments	(5,661)
Written off due to retirement of items for which assets were allocated	
Balance on 31.12.2003	11,527

The Company identified through calculations deferred tax assets as on January 1, 2003 in the amount of RUR12,941 thousand on time differences arisen before January 1, 2003 in order to bring the data as at the year start to values comparable with those at the end of 2003.

The differences led to recognition of deferred tax assets are described in Par. 7.6.

6.5. Other non-current assets (item 150 of the balance sheet):

	As on 01.01.2003	As on 31.12.2003
Advance payments made in respect of acquisition and creation of non-current assets	255,109	655,699
Deferred assets for purchases of software and databases	50,561	986,804
Other non-current assets	1,701	
TOTAL:	**307,372**	**1,642,503**

Pursuant to a decision of the Management Board of JSC Svyazinvest # 10 of 14.04.2003 regarding implementation of Enterprise Resource Planning System (ERP) in the companies included in the holding, the Company's Board of Directors on 28.05.2003 (Minutes # 10) approved the decision on expediency of implementation of ERP based on the software Oracle E-Business Suite and approve supply contract for delivery of Oracle E-Business Suite software with Private JSC Open Technologies 98, valued at USD36,387,256.64 million.

According to the supply contract among other applications the Company purchased 18,049 licenses for E-Business Suite Professional for nonexclusive right for use of the software suite.

The Company plans to complete the installation of the system in 2007.

Deferred expenses for purchase of software and databases reflect the Company expenses as on 31.12.2003 to purchase enterprise resource planning software of Oracle's E-Business Suite totaled RUR919,517 thousand (as on 01.01.2003 no expenses were incurred).

6.6. Inventories

Structure of raw and other materials and other tangible items (line 211 of the balance sheet)

	As on January 1, 2003	As on December 31, 2003
Cable	136,021	156,190
Fuel	7,361	9,576
Spares	76,743	99,325
Materials, transferred to third parties for processing	1,274	1,677
Construction materials	39,946	45,132
Tools and appliances	53,744	74,531
Other materials	170,492	213,917
TOTAL:	**485,581**	**600,348**

Significant growth in inventories as on December 31, 2003 was due to procurement of materials for construction of sites.

6.7. VAT on purchased items (item 200 of the balance sheet)

Significant increase of VAT by RUR687,438 thousand as on December 31, 2003 was due to growing VAT on capital construction, leasing of equipment, and unrecovered VAT for completed construction sites pending state registration.

6.8. Short-term accounts receivable due from purchasers and customers as on 31.12 2003 (item 241 of the balance sheet):

	Total indebtedness	Doubtful debt provisions	Indebtedness less doubtful debt provisions
As on January 1, 2003			
Account settlement with individuals (in respect of telecom services)	627,142	(52,257)	574,885
Settlements in respect of recovery of costs for provision of benefits to certain eligible customers	595,270	(368,831)	226,439
Settlements with budget funded organizations with respect of telecommunications services	155,996	(57,029)	98,967
Settlements with organizations not funded from budget with respect of telecommunications services (excluding operators)	357,154	(64,464)	292,690
Account settlements with operators for telecommunications services	33,580	0	33,580
Account settlements with purchasers and customers for non-core activities	34,419	(14,094)	20,325

Settlements for realized assets	5,250	0	5,250
Settlements with purchaser for civil defense	7,194	0	7,194
TOTAL on 01.01.2003	**1,816,005**	**(556,675)**	**1,259,330**
	Total indebtedness	**Doubtful debt provisions**	**Indebtedness less doubtful debt provisions**
As on December 31, 2003			
Account settlement with individuals (in respect of telecom services)	856,380	(65,176)	791,204
Settlements in respect of recovery of costs for provision of benefits to certain eligible customers	1,176,384	(777,022)	399,362
Settlements with budget funded organizations with respect of telecommunications services	189,199	(55,111)	134,088
Settlements with organizations not funded from budget with respect of telecommunications services (excluding operators)	368,590	(51,198)	317,392
Account settlements with operators for telecommunications services	65,690	(7,786)	57,904
Account settlements with purchasers and customers for non-core activities	37,836	(16,874)	20,962
Realized assets settlements	6,321	0	6,321
Settlements with purchaser for civil defense	5,216	0	5,216
TOTAL as on 31.12.2003	**2,705,616**	**(973,167)**	**1,732,449**

6.9. Other accounts receivable with payments expected within 12 months from the reporting date (lines 240-241-242 of the balance sheet)

	As on January 1, 2003	As on December 31, 2003
Payments with respect of taxes and duties	118,410	246,450
Social insurance and social care payments	14,986	12,172
Payroll costs	345	409
Settlements with advance holders	1,015	1,494
Settlements with employees for other transactions	12,844	7,640
Settlements with various debtors:	166,103	145,658
- property and personal insurance	42,705	895
- claims settlements	10,050	14,663
- income due	669	2,481

- other settlements with daughter and affiliated companies	6,199	12,993
- other	106,480	114,626
TOTAL:	**313,703**	**413,823**

Significant growth in accounts receivable in respect of taxes and duties payments was due to advance payments of profit tax totaling RUR237,940 thousand.

6.10. Cash and equivalents (line 260 of the balance sheet)

As on December 31, 2003 a significant growth of Cash item of the balance sheet by RUR726,279 thousand was registered due to raising funds in the form of credit facilities and accumulated cash funds to repay accounts payable in the 1Q2004.

6.11. Charter (authorized) capital (item 410 of the balance sheet)

The charter capital is RUR631,200 thousand divided into 1,578,006,833 ordinary and 525,992,822 preference shares with the nominal value of RUR0.3 each.

RUR

Shareholder	Ordinary shares		Preference shares		Nominal value of the placed (outstanding) shares
	Number of shares	Nominal value	Number of shares	Nominal value	
Legal entities, total	**1,456,315,603**	**436,894,680.9**	**426,359,901**	**127,907,970.3**	**564,802,651.2**
including:					
- JSC Svyazinvest	799,867,813	239,960,343.9			239,960,343.9
- Daughter and affiliated companies	392,616	117,784.8			117,784.8
of which					
- JSC TC Rinfotels	22,909	6,872.7			6,872.7
- TverTelecom LLC	369,707	110,912.1			110,912.1
- Registered entities holding 1 percent of the Charter capital, total	**601,025,901**	**180,307,770.3**	**392,964,300**	**117,889,290**	**298,197,060.3**
of which					
- Private JSC Depositary Clearing Company (nominal holder)	126,621,129	37,986,338.7	89,084,271	26,725,281.3	64,711,620.0
- Private JSC Brunswick UBS Warburg Nominees (nominal holder) - Private JSC ABN	89,865,079	26,959,523.7	115,816,993	34,745,097.9	61,704,621.6

AMRO Bank AO (nominal holder)	51,094,753	15,328,425.9	117,324,922	35,197,476.6	50,525,902.5
- Russian Federal Property Fund	151,356,274	45,406,882.2			45,406,882.2
- ING Bank Eurasia ZAO (nominal holder)	79,790,729	23,937,218.2	18,435,620	5,530,686.0	29,467,904.7
- Lindsell Enterprises Limited	49,065,707	14,719,712.1	36,037,268	10,811,180.4	25,530,892.5
- Join-Stock commercial bank Promsvyazbank (nominal holder)	29,022,992	8,706,897.6	12,611,951	3,783,585.3	12,490,482.9
- Pruett Enterprises Limited	24,209,238	7,262,771.4	3,653,275	1,095,982.5	8,358,753.9
- other legal entities, total	55,029,273	16,508,781.9	33,395,601	10,018,680.3	26,526,462.2

Shareholder	Ordinary shares		Preference shares		Nominal value of the placed (outstanding) shares
	Number of shares	Nominal value	Number of shares	Nominal value	
Individuals (natural persons), total:	**121,691,230**	**36,507,369**	**99,632,921**	**29,889,876.3**	**66,397,245.3**
- the Company's employees	24,525,456	7,357,636.8	21,217,866	6,365,359.8	13,722,996.6
- other	97,165,774	29,149,732.2	78,415,055	23,524,516.5	52,674,248.7
TOTAL:	**1,578,006,833**	**473,402,049.9**	**525,992,822**	**157,797,846.6**	**631,199,896.5**

As on December 31, 2002 and 2003 the Charter capital of the Company was paid-up in full.

Preference share do not carry voting rights; they cannot be converted into ordinary shares, annual income of at least 10 percent of the net profit according to financial statements is payable on preference shares.

As on December 31, 2002 and 2003 the Company had no repurchased shares reflected on the balance sheet.

6.12. Distribution of profit

Planned distribution of 2003 profit to be approved at the annual general meeting of shareholders of the Company scheduled for June 2004:

	Amount
Capital before distribution of the reporting year profit	
Charter capital	631,200
Reserves	31,560
Additional capital	6,332,963
Profit of previous years	6,567,747
Reporting year profit	1,502,563
Total capital before profit distribution:	**15,066,033**
Allocations of the reporting year profit	
Allocations to reserves	(0)
Allocations to finance employee stockownership plan (if provided for by founding documents)	(0)
Dividend payments	(347,297)
Total distributed profit of the reporting year	**(347,297)**
Capital after profit distribution	
Charter capital	631,200
Reserves	31,560
Additional capital	6,332,963
Profit of previous years	7,723,013
Total capital after profit distribution:	**14,718,736**
decrease of capital after distribution of the reporting year profit	**(347,297)**
Increase (decrease) of capital in the part of undistributed profit of the reporting year	**1,155,266**

6.13. Dividend

In 2003 according to a decision of the annual general meeting of shareholders (minutes # 11 of June 24, 2003) dividend payments for the year ended December 31, 2002 were declared in the amount of RUR0.096052 per ordinary share and RUR0.206143 per preference share. The payable dividend amount was RUR260,000 thousand.

The Board of Director recommended to pay dividend for 2002 as follows:

Type of shares	Number of shares	Dividend per share, RUR	Total dividend, RUR
Preference class A	525,992,822	0.206143	108,430,000
Ordinary	1,578,006,833	0.096052	151,570,000
TOTAL	**2,103,999,655**		**260,000,000**

The attached financial statements do not reflect dividends for 2003. These will be shown as allocations of undistributed profit during the year ending December 31, 2004 subject to approval at the annual general meeting of shareholders of the Company.

6.14. Credits and loans (lines 510 and 610 of the balance sheet):

	Long-term		Short-term	
	01.01.2003	**31.12.2003**	**01.01.2003**	**31.12.2003**
Credits, total:	**981,013**	**3,963,900**	**1,654,894**	**3,283,624**
including:				
- JSC Vneshtorgbank	357,260	366,405	139,354	511,447
- Vnesheconombank	199,478	169,999	6,331	539,490
- Private JSC ACB Promsvyazbank			233,510	575,371
- Private JSC CB GUTA-BANK	227,882	620,657	210,063	255,730
- ACB Crosna-Bank			15,670	44,521
- Middle Russia Saving Bank of RF	149,636	2,782,962	502,635	580,644
- JSC CB Bryanski Narodny Bank			20,000	20,000
- ACB MIB			31,693	38,907
- FACB Voznesenski				5,000
- JSC IMPEXBANK			30,000	69,405
- Private JSC SB Gasprombank				4,000
- JSC Investment Bank Trust				502,411
- Private JSC Severny bank RF			51,900	23,039
- Private JSC Raiffeisenbank	25,706	16,302		
- JSC CIB Euroalliance				2,945
- CB Ogni Moskvy				40,714
- Main Financial department of the Vladimir region		7,575		
- JSC Uralsib			53,000	70,000

- other	21,051		360,738	
Loans of organizations which are not members of the Group	**332,719**	**103,247**	**81,581**	**4,490**
including:				
- Bills of exchange center-service				2,490
- JSC Promtechmontazh			2,500	2,000
- Individuals	117,547	103,247	2,054	
- Vnesheconombank	107,476		21,974	
- LG Electronics	31,317			
- Ericsson			5,983	
- Alcatel			6,388	
- other	76,379		42,682	
Loans of organizations-members of the Group	**30,729**	**29,000**	**25,594**	**1,362**
including				
- JSC Svyazinvest	30,729	29,000	25,594	1,362
Bonds issued	**600,000**	**2,631,012**	**636,184**	**93,052**
Bills of exchange issued (Private JSC RTC-Invest, JSC Vneshtorgbank)				**606,082**
TOTAL:	**1,944,461**	**6,727,159**	**2,398,253**	**3,988,610**

In September 20003 the Company registered a bond issue of 2,000,000 documented interest bearing bearer bonds series 03, with par value of RUR1,000. Each bond carries 6 coupons. Payments of first coupon are made on the 183rd day from the bind placement start, the second coupon shall be paid on the 366 day, the third coupon – on the 549 day, the fourth coupon payments – on the 731 day, the fifth coupon – on the 913 day, the sixth coupon – on the 1095 day from the bond placement start. The interest rate carried by the coupons was defined at 12.35 percent p.a. The bonds are to be redeemed in September 2006, 1,095 days from the bond placement.

In November and December 2003 in order to raise debt financing the Company issued bills of exchange valued at RUR529,513 thousand. The amount of discount of the bill placement totaled RUR76,569 thousand. The bills of exchange shall be redeemed in November and December 2004.

In November 2003 the Company redeemed 600,000 documented interest bearing bearer bonds series 01 with nominal value of RUR1,000 each.

In 2003 the Company concluded a number of credit agreements. The most significant ones (credit facility amount at least RUR400,000 thousand) are listed below.

thousand units

#	Execution date	Lender	Credit amount	Currency	Maturity date	Interest rate, p.a.	Security	Security value
1	01.04.03	ACB Promsvyazbank (Private JSC)	400,000	RUR	09.04.04	18	telecommunications equipment	590,087
2	15.08.03	Investment Bank Trust JSC	500,000	RUR	14.08.04	16	unsecured	
3	26.09.03	GUTA-Bank	450,000	RUR	25.09.05	15	unsecured	
4	18.11.03	Middle Russia bank of Saving Bank of RF	70,000	RUR	16.11.04	13,5	telecommunications equipment	82,210
5	21.11.03	Middle Russia bank of Saving Bank of RF	70,000	RUR	19.11.04	13,5	telecommunications equipment	79,593
6	07.08.03	Middle Russia bank of Saving Bank of RF	50,000	RUR	04.02.05	14	telecommunications equipment	58,496
7	07.08.03	Middle Russia bank of Saving Bank of RF	50,000	RUR	04.02.05	14	telecommunications equipment	57,099
8	11.08.03	Middle Russia bank of Saving Bank of RF	50,000	RUR	07.02.05	14	telecommunications equipment	58,040
9	11.08.03	Middle Russia bank of Saving Bank of RF	50,000	RUR	07.02.05	14	telecommunications equipment	57,029
10	11.08.03	Middle Russia bank of Saving Bank of RF	60,000	RUR	07.02.05	14	telecommunications equipment	69,667
11	29.08.03	Middle Russia bank of Saving Bank of RF	150,000	RUR	22.02.05	14	telecommunications equipment	172,116
12	22.10.03	Middle Russia bank of Saving Bank of RF	80,000	RUR	22.02.05	14	telecommunications equipment	91,284
13	22.10.03	Middle Russia bank of Saving Bank of RF	80,000	RUR	22.02.05	14	telecommunications equipment	91,426
14	28.10.03	Middle Russia bank of Saving Bank of RF	35,000	RUR	22.02.05	14	telecommunications equipment	39,674
15	11.11.03	Middle Russia bank of Saving Bank of RF	90,000	RUR	22.02.05	14	telecommunications equipment	100,848

#	Execution date	Lender	Credit amount	Currency	Maturity date	Interest rate, p.a.	Security	Security value
16.	11.11.03	Middle Russia bank of Saving Bank of RF	90,000	RUR	22.02.05	14	telecommunications equipment	100,918
17.	11.11.03	Middle Russia bank of Saving Bank of RF	90,000	RUR	22.02.05	14	telecommunications equipment	100,961
18.	05.12.03	Middle Russia bank of Saving Bank of RF	85,000	RUR	06.06.05	14	telecommunications equipment	98,296
19.	05.12.03	Middle Russia bank of Saving Bank of RF	85,000	RUR	22.05.05	14	telecommunications equipment	97,853
20.	05.12.03	Middle Russia bank of Saving Bank of RF	85,000	RUR	12.05.05	14	telecommunications equipment	117,694
21.	09.12.03	Middle Russia bank of Saving Bank of RF	85,000	RUR	16.05.05	14	telecommunications equipment	97,007
22.	09.12.03	Middle Russia bank of Saving Bank of RF	85,000	RUR	06.05.05	14	telecommunications equipment	97,025
23.	09.12.03	Middle Russia bank of Saving Bank of RF	75,000	RUR	21.04.05	14	telecommunications equipment	87,270
24.	18.12.03	Middle Russia bank of Saving Bank of RF	418,000	RUR	04.12.08	14,5	telecommunications equipment	488,154
25.	24.12.03	Middle Russia bank of Saving Bank of RF	498,000	RUR	04.12.08	14,5	telecommunications equipment	573,655
26.	26.12.03	Middle Russia bank of Saving Bank of RF	412,000	RUR	04.12.08	14,5	telecommunications equipment	476,208

In 1995-1997 the Ministry of Finance of the Russian Federation granted the Company long-term financing for the purpose of telecommunications equipment purchasing from overseas suppliers. Vnesheconombank was the lending agent under the financing scheme.

As on December 31, 2002 the Company's outstanding obligations toward Vnesheconombank denominated in foreign currency totaled Euro10,148,255. The obligations are reflected as liabilities in the financial statements of the Company (lines 511, 512, 612, 520, 621 of the balance sheet) in the amount of RUR145,299 thousand.

These obligations shall be met (repaid) by the Company in foreign currency or Russian roubles at exchange rate as on the payment date depending on terms and conditions of the debt instruments; and at the Company's discretion if such selection of repayment currency is stipulated by relevant debt instrument. The Company intends to repay all debt in RUR. The amount of this debt translated into RUR at the CB exchange rate effective on December 31, 2002 (the reporting date) totaled RUR336,007 thousand.

During 2003 the Company reposted its debt to Vnesheconombank expressed in conditional units, transferring it from lines 512, 612, 520 of the balance sheet to lines 511, 611, 626 of the balance sheet.

As on December 31, 2003 the Company's obligations to Vnesheconombank expressed in conditional units totaled Euro13,775 thousand. These liabilities are shown in the financial

statements of the Company in lines 511, 611, 626 of the balance sheet in the amount of RUR260,283 thousand.

These obligations shall be met (repaid) by the Company in foreign currency or Russian roubles at exchange rate as on the payment date depending on terms and conditions of the debt instruments; and at the Company's discretion if such selection of repayment currency is stipulated by relevant debt instrument. The Company intends to repay all debt in RUR. The amount of this debt translated into RUR at the CB exchange rate effective on December 31, 2003 (the reporting date) totaled RUR507 262 thousand.

The schedule of repayment of long-terms loans and credits as on December 31, 2003:

	Repayment amount	
	as on 01.01.2003	**as on 31.12.2003**
In 2005	1,616,707	3,124,612
In 2006	184,279	2,137,375
In 2007	143,475	20,006
In 2008		1,330,516
Beyond 2008		114,650
TOTAL	**1,944,461**	**6,727,159**

The Company expenses related to receiving and using credits and loans are charged to:

	2003	**2002**
- operating expenses	878,460	556,538
- investment asset values	121,500	81,776
TOTAL	**999,960**	**638,314**

6.15. Deferred tax liabilities (item 515 of the balance sheet)

Flow of deferred tax liabilities in 2003:	
Brought-over balance as on 01.1.2003	238,219
Created in the reporting period on taxable time difference	119,597
Repaid in respect of the increase of tax payments	(387)
Written off due to retirement of assets for which these liabilities were created	468
Balance as on 31.12.2003	**357,897**

The Company identified through calculations deferred tax liabilities as on January 1, 2003 in the amount of RUR238,219 thousand on time differences arisen before January 1, 2003 in order to bring the data as at the year start to values comparable with those at the end of 2003.

The differences led to recognition of deferred tax liabilities are described in Par. 7.6.

6.16. Other long-term liabilities (item 520 of the balance sheet)

	As on January 1, 2003	**As on December 31, 2003**
Account settlements with suppliers and contractors	1,280,171	2,179,067
Long-term part of debt on tax and duties payment	43,186	42,036
TOTAL	**1,323,357**	**2,221,103**

As compared to the previous year long-term liabilities grew by RUR897,746 thousand; this is mainly due to more executed leasing contracts, as according to their terms and conditions equipment (property) shall be recognized on the balance sheet of the Lessee.

Account settlements with suppliers and contractors identifying major creditors (over RUR4,000 thousand) are shown below:

Creditor	Liabilities as on 01.01.2003	Liabilities as on 31.12.2003
Iskratel	95,297	39,414
Alcatel	176,843	8,365
Iskrauraltel	10,143	
Mashpriborintorg	151,934	134,106
JSC RTC-Leasing	283,013	1,850,124
Siemens	68,602	15,060
Vnesheconombank	36,361	
Vado-Telecom	34,019	13,995
Technoserv		18,239
Promsvyazleasing		76,627
Private JSC RusLeasingSvyaz		5,210
Other	423,959	17,927
TOTAL	**1,280,171**	**2,179,067**

As on December 31, 2003 the Company restructured its accounts payable due to the budget in respect of tax on the principal in the amount of RUR14,122 thousand and in respect of fines and late payment charges in the amount of RUR27,914 thousand.

6.17. Accounts payable

Settlements of accounts with suppliers and contractors (item 621 of the balance sheet)
Major creditors (over RUR500 thousand) on supplier credits and leasing are shown below:

Creditor	Debt as on 31.12.2003
Iskratel	199,084
Alcatel	22,524
Vado-Telecom	7,730
Ericsson	737
LG Electronics	31,317
Siemens AG	29,269
Italtel	39,071
Center for Economic Development	8,203
Private JSC BTO Huawai	7,208
Private JSC Sokol-ATS	32,084
Kvantintercom	20,719
UP MPOVT Minsk	575
JSC RTC-Leasing	666,295
Promsvyazleasing	87,006
Private JSC RusLeasingSvyaz	13,051
Other	896,492
TOTAL	**2,061,365**

Settlements with budget in respect of taxes and duties (item 625 of the balance sheet):

	As on January 1, 2003	As on December 31, 2003
VAT settlements	172,083	207,473
Profit tax settlements	122,828	134,664
Natural person income tax	29,594	35,077
Property tax	73,441	95,475
transportation tax	0	707
Land tax	541	451
Unified imputed income tax	0	98
Sales tax	34,948	42,312
Other taxes and duties	6,482	2,982
TOTAL	**439,917**	**519,239**

Other accounts payable (item 626 of the balance sheet):

	As on January 1, 2003	As on December 31, 2003
Settlements with advance holders	583	661
Settlements with employees on other transactions	225	373
Settlements with various creditors, including:	392,964	603,478
in respect of deposited funds	7,684	5,577
deferred tax (VAT and sales tax)	275,627	411,521
property and personal insurance	2,219	2,225
claims settlements	29	18,208
other	107,405	165,947
TOTAL	**393,772**	**604,512**

As compared to 2002, accounts payable grew by RUR210,740 thousand, primarily due to growing overdue amounts of deferred VAT.

6.18. Deferred revenues (item 640 of the balance sheet)

	As on January 1, 2003	As on December 31, 2003
Budgetary funds for special purposes financing, total: including	3,087	9,455
- civil defense	91	167
- budgetary funds in cash for other purposes	2,996	9,288
Special purpose financing (except budgetary funds)	21,750	6,682
Deferred revenues, total: including:	366,434	448,361
- assets received free of charge	198,428	280,963
- special purpose financing	125,140	139,004
- other deferred revenues	42,866	28,394
TOTAL	**391 271**	**464 498**

7. Notes to significant items of the profit and loss account

7.1. Revenues from ordinary activities

Revenues from sales of products, goods, rendering services and carrying out of works less VAT and sales tax:

	2003	2002
Domestic long-distance and international telephone service	8,799,921	7,554,665
Urban and rural telephone service	8,729,272	6,695,075
Radio communications, radio broadcasting, TV, satellite communications	29,997	19,747
Wireline broadcasting	513,592	466,524
Wireless communications	353,047	351,960
Document transmission	295,228	269,705
Revenues from new telecom services	557,835	379,996
Revenues from telecom operators	1,258,352	247,167
Other telecom services (core business activities)	27,628	59,034
Revenues from other realizations (non-core activities)	325,135	345,394
TOTAL	**20,890,007**	**16,389,267**

Revenues from telecom services grew by RUR4,521 million due to growing sales of basic services and price increases.

Local telephone rates were raised twice (from May 15 and August 1, 2003) ensuring growing revenues from local telephone service. Other revenue growth was secured through increase in sales.

Adoption of unified (inside the Company service area and single tariff band) international telephone rates from May 15, 2003, and higher domestic long-distance telephone rates resulted in additional growth of revenues from domestic long-distance and international telephone service.

Revenue growth from new services was mainly ensured by increased sales, primarily Internet access service.

In 2003 the Ministry for Antimonopoly policies and support of entrepreneurship (MAP) carried out a reform of interconnection settlement fees between MultiRegional Companies and OJSC Rostelecom for long-distance traffic. Before August 2003 the Company had paid to OJSC Rostelecom an integrated rate per minute on 50 km distance along Rostelecom network.

The integral settlement rate contained a linear component of OJSC Rostelecom and a difference of average weighted terminal (incoming and outgoing) accounting rates of regional carriers for domestic-long distance traffic. The rate was calculated and approved by MAP once a year according to traffic volume data for the past year and did not reflect actual economic benefits and costs related to changing structure of incoming and outgoing traffic in the accounting periods.

In August 2003 new transparent and rational arrangements of inter-operator settlement for long-distance traffic were introduced. The newly adopted system of interconnection fees separates operator's payments to OJSC Rostelecom for carrying long-distance traffic and termination fees to far end operator. This enabled the Company to derive revenues from terminating incoming traffic on its network depending on actual traffic volumes in the period resulting in growth of revenues by RUR478,182 thousand. Expenses of the Company with respect of settlements with Rostelecom for carrying long-distance traffic due to changes in interconnection payment arrangements grew by RUR544,100 thousand.

Merchandise exchange (barter transactions)

In 2002 and 2003 a part of the Company revenues from rendering services, sales of goods, products was received under barter conditions. These are summed up below:

	2003	2002
Total number of organizations involved in barter transactions:	1,776	2,397
Revenues from these transactions – total: including:	87,000	115,315
energy and electric power supply	13,420	5,367
construction companies	12,222	7,220
with other companies	61,358	102,728
Revenues from barter deals – as percentage to the total	0.42	0.7

The cost of services rendered, works carried out, sold goods was set by the Company on normal commercial basis.

7.2. Ordinary activities expenses

Expenses incurred in sales of products, goods, rendering services, carrying out works net of VAT, excise duties and other mandatory payments:

	2003	2002
Payroll costs	5,167,913	4,041,131
Social insurance allocations	1,703,429	1,395,196
Fixed asset depreciation	1,669,959	1,138,809
Material costs	1,256,821	1,138,227
Electric power	308,779	271,740
Settlements for telecom operators' services	418,047	427,109
Expenses for services of Rostelecom	2,140,925	1,386,890
Services of third parties	1,452,693	773,392
Taxes and duties included in the ordinary activities expenses	60,451	208,508
Other expense	1,469,535	1,350,917
TOTAL	**15,648,552**	**12,131,919**

Growing payroll costs and social insurance allocations were primarily caused by indexation of the average monthly salary of the Company employees (due to inflation), and by revised minimal pay to meet the Company's obligations under the industrial tariff agreement.

Rising fixed asset depreciation was mainly due to commissioning for service of new facilities, increased expenses for equipment received under leasing schemes (on the Lessee's balance sheet).

Growth of material costs resulted from rising prices set by suppliers and contractors, and growing fixed assets (number of lines, etc.) to be maintained and serviced.

Growth of expenses in respect of settlements with Rostelecom was due to adoption of new arrangements for interconnection fees (detailed integrated settlement rate), rising long-distance traffic volumes.

Expenses for third party services increased due to growing expenses on the following:

- electric power, thermal energy – hike of prices charged by suppliers and growing consumption of energy;
- transportation costs – growing prices for services of forwarders, engagement of more transportation vehicles for production purposes.

7.3 Operating income and expenses:

Breakdown of operating income:

	2003	2002
Income from sale and other retirement of other assets	756,530	576,140
Income from sale and other retirement of other fixed assets	10,578	30,734
Income from joint activities	6,943	5,980
Other operating income	35,260	48,276
of which		
doubtful debt provisions	30,927	46,128
adjustment of investment value up to the market price	3,453	0
other	880	2,148
TOTAL	**809,311**	**661,130**

Breakdown of operating expenses:

	2003	2002
Expenses related to sales and other retirement of assets	752,354	569,349
Expenses related to sales and other retirement of fixed assets	26,605	47,402
Allocations to doubtful debt provisions	558,403	643,989
Allocations for devaluation of financial investments	3,486	
Expenses for taxes and duties	377,693	291,238
Expenses for services of lending organizations	115,958	88,593
Expenses related to participation in joint activities	2,873	3,168
Other operating expenses	101,111	34,498
of which:		
insurance expenses	45,273	12,042
mobilization resources and long-term storage items	6,257	3,711
other	49,581	18,745
TOTAL	**1,938,483**	**1,678,237**

In 2003 the Company purchased promissory notes issued by JSC Vneshtorgbank valued at RUR531,566 thousand and transferred them as a payment of equipment of Private JSC Verisel-Telecom; also a promissory note of Private JSC Open Technologies 98 was purchased valued at RUR 90,000 thousand as payment to Private JSC Open Technologies 98 for supply of software of Oracle's E-Business Suite applications. These expenses are shown as income and expenses due to retirement of other assets.

Increase of expenses for taxes and duties resulted from growing property tax, while decrease of expenses for doubtful debt provisions was caused by reduced amount of accounts receivable overdue by over 90 days.

7.4. Non-sales revenues and expenses:

Non-sales revenues break down:

	2003	2002
Fines, late payment charges, damages for non-performance of contracts, receipts to indemnify losses	18,459	20,527
Profit of previous years, revealed in the reporting year	26,085	34,947
Exchange rate difference adjustments	245,922	37,713
Translation of exchange rates	16,523	11,372
Profit from written down accounts payable for which limitation period expired	4,655	29,005
Assets received free of charge	35,262	21,218
Value of equipment found in the course of inventory taking	13,371	30,917
Other	37,172	67,268
of which		
receipts from indemnification of losses	15,622	17,007
rebate of costs benefits to eligible customers	13,264	38,767
other	8,286	11,494
TOTAL	**397,449**	**252,967**

Break down of non-sales expenses:

	2003	2002
Fines, late payment charges, damages for non-performance of contracts, receipts to indemnify losses	43,402	19,934
Loss of previous years, revealed in the reporting year	73,064	67,795
Exchange rate difference adjustments	306,755	308,985
Translation of exchange rates	89,196	64,336
Written down accounts receivable	676	45,194
Value of property revealed in the course of inventory taking	27	46
Expenses for charity and sponsor aid, cultural events and other similar festivities	102,598	108,387
Membership fees in associations, not-for-profit partnerships	72,181	69,316
Payments to employees not included into ordinary activities expenses	417,967	284,734
Expenses for mobilization and civil defense	18,997	16,465
Fines and late payment charges for taxes and duties	6,906	37,151

Other	200,452	313,366
of which:		
consulting and auditor services, training	52,314	77,934
non-government pension funds, allocations to social needs and trade unions	138,560	120,560
reorganization expenses		87,646
other	9,578	27,226
TOTAL	**1,332,221**	**1,335,709**

The Company is a founder of Not-for-profit Partnership Center for Telecommunications Development Studies. In order to fulfill the Partnership's objectives according to the Charter the Company makes annual membership fee payments. The membership fee in 2003 according to a decision of the Partnership Board was set at RUR198,503 thousand. However, payment of the membership fee in full failed to get approval of the Board of Directors of the Company. Upon an agreement with the partnership a membership fee of RUR153,988 thousand subject to approval of the Board of Directors will be paid under a new agreement to be concluded by the Company and Partnership for 2004.

7.5. Extraordinary income and expenses

Break down of extraordinary income:

	2003	2002
Insurance indemnity	3,097	88
TOTAL	3,097	88

Breakdown of extraordinary expenses:

	2003	2002
Cost of lost tangible inventory items	1,825	7
Loss from writing down fixed assets	4,583	6
Expenses on rescue operations during natural disasters and other emergencies	1,199	41
TOTAL	**7,607**	**54**

Extraordinary income is related to indemnity paid for insured risks (indemnity of losses due to burnt out payphones in the amount of RUR1,457 thousand, indemnity of car accidents losses of RUR1,445 thousand); extraordinary expenses are mainly related to failures (failed payphone board RUR1,641 thousand, power failures resulting in outages of telecommunications equipment in the amount of RUR4,480 thousand).

7.6. Profit tax expenses

In 2003 due to enactment of Accounting rules: Accounting for profit tax expenses (PBU 18/2002) in the accounts profit tax expenses to be deducted from pre-tax profit are defined as the amount of the conditional profit tax adjusted for permanent tax assets and liabilities.

The Company profit tax expenses for 2002 are formed as profit tax calculated according to requirements of the Tax Code of the Russian Federation. To reflect the comparable data for 2002

the Company calculated deferred tax liabilities and assets, and permanent tax liabilities and expenses for 2002.

This amount of tax profit expenses is formed in the profit and loss account for 2003 as the aggregate of amount shown in items Deferred tax assets, Deferred tax liabilities and Current profit tax, being disclosed pursuant to Accounting rules: Accounting for profit tax.

In 2003 the Company identified the following components of the profit tax:

Description	Amount	Profit tax rate	Amount	Description
1. Balance sheet profit for 2003	2,303,866	24%	(552,928)	Conditional profit tax expenses
2. Permanent taxable differences	1,016,323	24%	(243,918)	Permanent tax liability
3. Taxable time differences (given the reduction)	(496,711)	24%	119,211	Deferred tax liability
4. Deductible time differences (given the reduction)	(5,890)	24%	1,414	Deferred tax asset
5. Taxable tax base of profit tax (1+2-3-4)	2,817,588	24%	(676,221)	Current profit tax (1+2-3-4)
6. Profit tax allowance			971	Current profit tax Permanent tax liability
7. Profit tax for previous periods			(450)	Current profit tax Permanent tax liability
			(675,700)	Current profit tax, TOTAL (5-6+7)
8. Deferred tax liability written down due to retirement of fixed assets	1,950	24%	(468)	Deferred tax liability Permanent tax liability
			119,679	**Deferred tax liability, TOTAL** (3-8)
			243,865	**Permanent tax liability, TOTAL** (2-6+7+8)

The Company's tax profit expenses for 2003 were:

Total	**(796,793)**
including	

- conditional profit tax expenses	(552,928)
- permanent tax liabilities	(243,865)
- permanent tax assets	

In the profit and loss account of the Company the Company's expenses for profit tax for 2003 are shown as the aggregate of the amounts:

Total	**(796,793)**
including	
- current tax	(675,700)
- deferred tax liabilities	(119,679)
- deferred tax assets	(1,414)

Permanent differences resulted in adjustment of the conditional profit tax, total	**1,016,322**
including:	
Permanent taxable differences, total	**1,215,914**
Expenses included in costs, but not deductible for the purposes of profit taxation	56,761
Accrued depreciation for fixed assets acquired using budgetary funds of special purpose financing, and for fixed assets transferred for free-of-charge use	10,596
Losses from free-of-charge transfer of property and related expenses	3,221
Difference between depreciated value of fixed assets for the purpose of accounting and taxation in the event of retirement of fixed assets	6,621
Cost of written off tangible items and expenses related to this	735
Free of charge receipts (income) to be taxed at the moment of the receipt, but to accounted for on account 98 Deferred revenues according to accounting rules	106,298
Expenses for any type of remuneration/compensations payable to employees, beside paid under employment contracts (agreements)	415,660
Expenses on social needs not attributable to payments to employees	24,143
Taxes not accepted for taxation purposes	8,588
Expenses for voluntary insurance of employees except those specified in 16 item 255	120,384
Expenses for the not-profit partnership	69,949
Written off accounts receivable	676
Surplus of daily travel allowance expenses over the norm	2,932
Interest accrued by a taxpayer-borrower in favor of the lender in addition to amounts recognized as costs for taxation purposes according to Clause 269 of the Tax Code	10,526
Differences in the rules of allocations to doubtful debt provisions	44,265
Accrued provisions for devaluation of financial investments	3,486
Amounts of voluntary membership fees (including initiation fee) for public organizations; voluntary contributions of members of associations, unions,	

associations, organizations (groups) to support these unions, etc.	72,242
Payment for recuperation, rest, tours, excursions, sport/fitness clubs, attendance of cultural and sport events	33,790
Fines, late payment charges for breaches of tax legislation	6,906
Loss of the reporting period due to activities related with using services of ancillary production facilities and sites (according to Article 275.1 of the Tax Code of the Russian Federation)	22,403
Expenses of previous years revealed in the reporting (tax) period which are basically not treated as costs for the taxation purposes	30,739
Extraordinary income	3,096
Amount of unified imputed income tax (UIIT)	499
Allocations to trade union organizations	13,681
other taxable permanent differences	147,717

Permanent deductible differences causing adjustment of the conditional profit tax, total	**199,592**
including:	
Dividend income from participation in activities of other organizations	703
Profit from activities transferred to UIIT	2,527
Leasing payments less accrued depreciation (in the event that equipment received under leasing arrangements is accounted for on the Lessee's balance sheet)	155,688
Positive difference arrived at due revaluation of securities to current market prices	3,453
Income of previous years revealed in the reporting (tax) period which are basically not income for the taxation purpose	4,302
Income equal to accrued depreciation of property received at the expense of free-of-charge receipts	23,800
Extraordinary expenses	7,397
Other deductible permanent differences	1,722

Taxable time differences (given the reduction) causing adjustment of the conditional profit tax, total:	**498,661**
including:	
difference in calculation of fixed asset depreciation between bookkeeping and tax accounting	485,348
difference in the deferred expense recognition between bookkeeping and tax accounting	11,363
difference forming the amount of deferred tax liability posted to profit and tax account due to retirement of the asset	1,950

Deductible time differences (given the reduction) causing adjustment of the conditional profit tax, total:	**(5,890)**
including:	
Loss from realization of fixed assets	(617)
Loss of previous years calculated according to Chapter 25 of the Tax Code of the RF and recognized in the reporting period as tax expense	(12,978)
Losses on the base of the transition period	(9,962)
Translation of exchange rates	17,667

7.7. Net profit of the reporting period

In 2003 the net profit (loss) of the reporting period was determined according to accounting data based on the principle that profit tax expenses deductible from pre-tax profit are defined as the amount of the conditional profit tax expenses adjusted for the amount of permanent tax liabilities and assets.

Net profit (loss) of the reporting period in the profit and loss account for 2003 was calculated on the premise that the profit tax expenses deductible from pre-tax profit were formed as the aggregate of the amounts shown in items Deferred tax assets, Deferred tax liability and Current profit tax.

7.8. Earnings per share

Basic profit per share reflects a part of the reporting year profit due to shareholders – owners of voting shares. It is calculated as the ratio of the basic profit of the reporting year to the average weighted number of outstanding ordinary shares over the year.

Basic profit of the reporting year is equal to the net profit (item 190 Profit and loss account) less dividend on preference shares for 2003 in the amount recommended by the Board of Directors, but not approved by meeting of shareholders as on the date of signing the accounting reports for 2003.

In 2003 the Company did not undertake additional share issues and did not have securities to be converted into additional ordinary shares according to terms and conditions of the securities issue; nor there was an event involving increase of the number of voting shares. So the Company does not calculate diluted profit per share.

	2003	**2002**
Basic profit of the reporting year, RUR in thousands	1,352,308	753,887
Averaged weighted number of outstanding ordinary shares in the reporting year, thousand shares	1,578,007	1,578,007
Basic profit per share, RUR	0.86	0.48

8. Affiliated persons

In the explanatory notes the Company discloses material information regarding affiliated persons. The complete list of affiliated persons of the Company is given below:

- OJSC Rostelecom
- Private JSC Mobile telecommunications
- Private JSC RusLeasingSvyaz
- JSC Giprosvyaz
- JSC MGTS
- JSC Svyazinvest;
- JSC Central Telegraph
- JSC RTC-Leasing
- JSC RTComm.RU
- Private JSC RTC-Invest
- JSC Kostromskaya GTS
- Not-for-Profit Partnership Center for Telecommunications Development Studies
- daughter companies:
    - Telecom-Stroy LLC
    - Teleport-Ivanovo LLC
    - Telecom-Terminal LLC
    - MobilCom LLC
    - VladPage LLC
    - Private JSC CenterTelecomService
    - Svyaz-Service-Irga LLC
    - Private JSC Svyazproekt
    - Private JSC CenterTelecomService of the Moscow region
    - Vladimirski payphone LLC
    - Private JSC Telecom of the Ryazan region
    - Private JSC TeleRoss-Voronezh
    - Private JSC Vladimir-Teleservice
    - Private JSC Cellular Communications of the Black Soil Area (Chernozemie)
- related companies:
    - Private JSC Kaluzhskaya Cellular Communications
    - Private JSC Smolenskaya Cellular Communications
    - Private JSC Ryazanskaya Cellular Communications
    - Private JSC Tverskaya Cellular Communications
    - Private JSC Bryanskie Cellular Networks
    - Private JSC Belgorodskaya Cellular Communications
    - Radiopaging incorporated company Limited Company
    - Rating LLC
    - TverTelecom LLC
    - JSC Telecommunication company Rinfotels
    - JSC Kaluzhski gas and energy stock bank Gasenergobank
    - Trunksvyaz LLC

The parent company

The Company is controlled by JSC Svyazinvest, owning 38.01 percent of the Company Charter capital and 50.69 percent of the voting shares. The remaining 49 percent of the voting shares is

distributed among a vast group of shareholders. JSC Svyazinvest is the final parent company of the Group of related organizations, of which the Company is a member.

Sales of products to affiliated persons

In the reporting year the Company rendered services and cell products to the following affiliated persons:

Organization	Relation	Type of sales	Pricing	2003	2002
JSC Rostelecom	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Rostelecom	Traffic carrying services	Settlement rates and tariffs regulated by MAP of the RF	440,044	55,986
JSC Kaluzhski gas and energy stock bank Gasenergobank	JSC CenterTelecom owns 26 percent of voting shares	Lease of communications channels	Contractual	933	120
JSC RTComm.RU	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC RTComm.RU	Traffic carrying services	Contractual	67	11
Private JSC Vladimir-Teleservice	JSC CenterTelecom owns 50 percent of voting shares	Lease of communications channels	Contractual	389	124
TverTelecom LLC	JSC CenterTelecom owns 26 percent of voting shares	Lease of communications channels	Contractual	5,913	4,698
Private JSC TeleRoss-Voronezh	JSC CenterTelecom owns 50 percent of voting shares	Lease of communications channels	Contractual	386	207
Vladimirski payphone LLC	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	Contractual	3,394	2,406
Private JSC Bryanskie Cellular Networks	JSC CenterTelecom owns 34 percent of voting shares	Lease of communications channels	Contractual	1,537	852
MobilCom LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	Contractual	776	206
Private JSC Kaluzhskaya Cellular Communications	JSC CenterTelecom owns 42 percent of voting shares	Lease of communications channels	Contractual	1,989	863
Private JSC Tverskaya Cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	Contractual	1,345	986
Private JSC Cellular Communications of the Black Soil Area (Chernozemie)	JSC CenterTelecom owns 60 percent of voting shares	Lease of communications channels	Contractual	5,974	4,650
Svyaz-Service-Irga	JSC CenterTelecom owns	Lease of	Contractual	27	16

LLC	70 percent of voting shares	communications channels			
JSC Telecommunications company Rinfotels	JSC CenterTelecom owns 26 percent of voting shares	Lease of communications channels	Contractual	3,129	1,511
Private JSC CenterTelecomService of the Moscow region	JSC CenterTelecom owns 75 percent of voting shares	Lease of communications channels	Contractual	1,011	460
Private JSC Ryazanskaya Cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	Contractual	1,250	896
Private JSC CenterTelecom Service	JSC CenterTelecom owns 75 percent of voting shares	Lease of communications channels	Contractual	1,127	
Private JSC Telecom of Ryazan region	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	Contractual	990	650
Tver-telecom LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	Contractual	367	306
Teleport-Ivanovo LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	Contractual	136	145
VladPage LLC	JSC CenterTelecom owns 75 percent of voting shares	Lease of communications channels	Contractual	89	64
Telecom-Story LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	Contractual	1,036	856
JSC Central Telegraph	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Central Telegraph	Traffic carrying services	Contractual	9,322	8,753
TOTAL				**481,231**	**84,766**

Purchases from affiliated organizations

In the reporting year the following affiliated persons rendered services, cell products to the Company:

Affiliated organization	Relation	Type of purchases	Pricing	2003	2002
JSC Rostelecom	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Rostelecom	Traffic carrying services	Settlement rates and tariffs regulated by MAP of the RF	2,140,925	1,390,196
Private JSC Cellular Communications of the Black Soil Area (Chernozemie)	JSC CenterTelecom owns 60 percent of voting shares	Lease of communications channels	Contractual	791	606

Private JSC Kaluzhskaya Cellular Communications	JSC CenterTelecom owns 42 percent of voting shares	Lease of communications channels	Contractual	136	103
Private JSC Bryanskie Cellular Networks	JSC CenterTelecom owns 34 percent of voting shares	Lease of communications channels	Contractual	1,921	794
Private JSC TeleRoss-Voronezh	JSC CenterTelecom owns 50 percent of voting shares	Lease of communications channels	Contractual	178	169
Private JSC Tverskaya cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	Contractual	865	431
Svyaz-Service-Irga LLC	JSC CenterTelecom owns 70 percent of voting shares	Lease of communications channels	Contractual	29	21
Vladimirski payphone LLC	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	Contractual	50	26
Private JSC Ryazanskaya Cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	Contractual	183	96
Telecom-Stroy LLC	JSC CenterTelecom owns 100 percent of voting shares of Telecom-Story LLC	Lease of communications channels	Contractual	5,048	3,650
Private JSC Telecom of the Ryazan region	JSC CenterTelecom owns 51 percent of voting shares of Private JSC Telecom of the Ryazan region	Lease of communications channels	Contractual	26,005	151
Teleport-Ivanovo LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	Contractual	313	298
Private JSC RusLeasingSvyaz	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of Private JSC RusLeasingSvyaz	Financial leasing	Contractual price	63,576	2,129
MobilCom LLC	JSC CenterTelecom owns 100 percent of voting shares of MobilCom	Lease of communications channels	Contractual	437	450
JSC Telecommunications company Rinfotels	JSC CenterTelecom owns 26 percent of voting shares of JSC TC Rinfotels.	Lease of communications channels	Contractual	1,106	895
JSC RTComm.RU	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC RTComm.RU	Traffic carrying services	Contractual	36,776	26,850
JSC Giprosvyaz	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Giprosvyaz	Surveying and design	Contractual price	14,820	6,829
JSC MGTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20	Right-of-way in cable ducts	Tariffs approved by JSC MGTS	1,135	9,222

	percent of voting shares of JSC MGTS				
JSC MGTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC MGTS	Rent of uninhabited buildings	Contractual price	536	1,192
JSC MGTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC MGTS	Catering services	Contractual price	698	478
Private JSC Mobile telecommunications	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC MTS	Arranging training workshops/ seminars	Contractual price	17	
JSC Central Telegraph	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Central Telegraph	Traffic carrying services	Contractual	226	360
JSC RTC-Leasing	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC RTC-Leasing	Settlements on leasing, received	Contractual	286,812	
Not-for-profit partnership Center for Telecommunications Development Studies	JSC CenterTelecom is a member of Not-for-profit partnership Center for Telecommunications Development Studies	Membership fee	Contractual	70,448	100,808
JSC Kostromskaya GTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Kostromskaya GTS	Right-of-way in cable ducts	Tariffs approved by JSC KGTS	8,477	6,45[illegible]
JSC Svyazinvest	JSC Svyazinvest owns over 20 percent of voting shares of JSC CenterTelecom	Repayment of the principal and interest payments on loans granted.	Contractual	29,140	30,537
TOTAL				**2,697,189**	**1,582,741**

Account Settlements with Affiliated Persons

As on December 31, 2003 the debt of the affiliated persons to the Company and the Company debt to the affiliated persons was as follows:

	Type of relation	Type of indebtedness	2003
Accounts receivable			
JSC Rostelecom	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Rostelecom	Traffic carrying services	1,796
JSC Kaluzhski gas and energy stock bank Gasenergobank	JSC CenterTelecom owns 26 percent of voting shares of Gasenergobank	Lease of communications channels	30
Private JSC Bryanskie Cellular Networks	JSC CenterTelecom owns 34 percent of voting shares	Lease of communications channels	268
Private JSC Kaluzhskaya Cellular Communications	JSC CenterTelecom owns 42 percent of voting shares	Lease of communications channels	292
Private JSC Cellular Communications of the Black Soil Area (Chernozemie)	JSC CenterTelecom owns 60 percent of voting shares	Lease of communications channels	1,360
Svyaz-Service-Irga LLC	JSC CenterTelecom owns 70 percent of voting shares	Lease of communications channels	77
Private JSC Ryazanskaya Cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	1,513
VladPage LLC	JSC CenterTelecom owns 75 percent of voting shares	Lease of communications channels	172
TverTelecom LLC	JSC CenterTelecom owns 26 percent of voting shares	Lease of communications channels	2,927
Private JSC Telecom of the Ryazan region	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	486
Private JSC CenterTelecomService	JSC CenterTelecom owns 75 percent of voting shares of Private JSC CenterTelecomService	Lease of communications channels	87
JSC Central Telegraph	JSC Svyazinvest, owning over 20 percent of voting shares of JSC	Traffic carrying services	1,730

	CenterTelecom, owns over 20 percent of voting shares of JSC Central Telegraph		
Private JSC CenterTelecomService of the Moscow region	JSC CenterTelecom owns 75 percent of voting shares	Lease of communications channels	92,607
Telecom-terminal LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	295
Vladimirski payphone LLC	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	3,031
Teleport-Ivanovo LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	208
Telecom-Stroy LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	5,007
Private JSC Vladimir-Teleservice	JSC CenterTelecom owns 50 percent of voting shares	Lease of communications channels	54
Private JSC Tverskaya cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	398
JSC Telecommunications company Rinfotels	JSC CenterTelecom owns 26 percent of voting shares	Lease of communications channels	331
MobilCom LLC	JSC CenterTelecom owns 100 percent of voting shares	Lease of communications channels	8,716
JSC Giprosvyaz	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Giprosvyaz	Design and surveying works	574
TOTAL			**121,959**
Accounts payable			
Private JSC RusLeasingSvyaz	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of Private JSC RusLeasingSvyaz	Financial leasing	18,195
Private JSC Bryanskie Cellular Networks	JSC CenterTelecom owns 34 percent of voting shares	Lease of communications channels	222
Private JSC Cellular Communications of	JSC CenterTelecom owns 60 percent of voting shares	Lease of communications channels	35

the Black Soil Area (Chernozemie)			
Private JSC Tverskaya cellular Communications	JSC CenterTelecom owns 40 percent of voting shares	Lease of communications channels	66
JSC Rostelecom	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Rostelecom	Traffic carrying services	218,988
JSC MGTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC MGTS	Rent of uninhabited buildings	116
Private JSC Telecom of the Ryazan region	JSC CenterTelecom owns 51 percent of voting shares	Lease of communications channels	1,332
JSC RTComm.RU	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC RTComm.RU	Traffic carrying services	5,754
JSC Kostromskaya GTS	JSC Svyazinvest, owning over 20 percent of voting shares of JSC CenterTelecom, owns over 20 percent of voting shares of JSC Kostromskaya GTS	Right-of-way in cable ducts	579
JSC Svyazinvest	JSC Svyazinvest owns over 20 percent of voting shares of JSC CenterTelecom	Repayment of principal and interest payments on the provided loans	30,362
TOTAL			**275,649**

Remuneration paid to members of the Board of Directors

In 2003 the Company paid salary, bonuses and remuneration totaled RUR35,633 thousand (RUR7,005 thousand in 2002) to members of the Board of Directors, members of the Management Board and the Audit Commission. The lists of members of the Board of Directors and the Management Board are shown in the section General/Background these notes.

9. State Aid

Description of the state aid	Amount
Funds to finance capital expenditures, related to acquisitions, construction and purchase of non-current assets.	4,745
Refunds to individuals eligible for benefits, under 50 percent rate approved by MAP of the RF.	15,812
TOTAL	**20,557**

10. Net Assets of the Company

The Company's net assets exceeds the Charter Capital in compliance with par. 4 Article 35 of the Federal Law 35 #08-FZ of December 26, 1995 On Joint-Stock Companies.

11. Non-governmental pension insurance

In 1998-2002 the Company concluded agreements with the following non-governmental pension funds (NGPFs):
- NGPF Telecom-Soyuz;
- Tulski Regional NGPF;
- Tverskoy NGPF Sodruzhestvo.

Under the agreements the Company shall make fixed contributions to be annually agreed by the parties.

Contribution made by the Company in 2002 to non-governmental; pension insurance totaled RUR RUR114,214 thousand (including the merged companies). In 2003 the amount was RUR132,244 thousand.

12. Contingent Liabilities

As on December 31, 2003 the Company was a surety for third parties obligations totaled RUR1,550,466 thousand (RUR1,528,458 thousand in 2002). The Directorate of the Company does not expect any material liabilities to arise in connection with the surety. thousand).

In 2003 there was 78 suits filed by legal entities against the Company amounted to RUR45,274 thousand, including:

- 31 lawsuits amounting to RUR37,002 thousand to recover losses arising from telephone service agreements;
- 11 lawsuits amounting to RUR60 thousand in connection with pre-contract disputes;
- 36 lawsuits amounting to RUR8,212 thousand in connection with other disputes (including those with tax authorities).

Some 60 lawsuits out of these and other (filed in 2002) were settled in court the reporting period in the amount of RUR33,714 thousand, including:

- 24 lawsuits amounting to RUR26,373 thousand for indemnification of losses arising from telephone service agreements;
- 9 lawsuits connected to pre-contract services;
- 27 lawsuits amounting to RUR7,341 thousand in connection with other disputes (including those involving tax authorities).

Of these lawsuits, the plaintiffs won:

- 4 lawsuits for a total award of RUR719 thousand for indemnification of losses arising from telephone service agreements;
- 14 lawsuits for RUR993 thousand in connection with other disputes.

The plaintiffs lost:

- 17 lawsuits totaling RUR25,321 thousand for indemnification of losses arising from telephone service agreements;
- 5 lawsuits in connection with pre-contract disputes;
- 8 lawsuits totaling RUR6,000 thousand in connection with other disputes (including those with tax authorities).

Litigations were over for:

- 4 lawsuits totaling RUR342 thousand for indemnification of losses arising from telephone service agreements;
- 4 lawsuits in connection with pre-contract disputes;
- 5 lawsuits totaling RUR347 thousand in connection with other disputes.

As on January 1, 2004 there were 21 ongoing litigations, with claimed amount of RUR11,997 thousand. Of which:

- 6 lawsuits amounting to RUR10,621 thousand for indemnification of losses arising from telephone service agreements;
- 2 lawsuits totaling RUR60 thousand connected to pre-contract disputes;
- 13 lawsuits amounting RUR1,316 thousand in connection with other disputes.

Order #03-32/pc dated July 2, 2003 of the Federal Commission for Securities Market On information disclosure by issuers of securities the following types of lawsuits are considered as material, likely to affect the financial position of the issuer:

- lawsuits amounting to over 10 percent of the issuer's assets;
- lawsuits preventing business activities or aimed at termination or prohibition of those (lawsuits demanding liquidation of the Company, or insolvency (bankruptcy) of the Company and its daughter and affiliated companies, alienation of the property (assets), disputing rights granted under licenses, patents, recovery of overdue taxes and duties payable to the budget and non-budgetary funds in significant amount).

Ten percent of the balance sheet assets of the Company amounted as on January 1, 2004 to RUR3,267,440 thousand.

As on January 1, 2004 an application filed by the Company's Moscow subsidiary with the Arbitration Court of the Moscow region was under consideration. The application requests to invalidate the state registration of the property rights of the Municipality of the Chekhov area of the Moscow region for urban and rural telephone and radio broadcasting networks included in the Company's balance sheet and in the privatization plan, and to deem invalid the certificates of the state registration of rights of the Municipality of the Chekhov area of the Moscow region for urban and rural telephone and radio broadcasting networks. The court hearings of the case are scheduled for March 16, 2004 by an Ordinance of the Arbitration Court.

As on January 1, 2004 there were no other litigations involving the Company that might be deemed material.

In 2003 the Federal Assembly of the Russian Federation initiated an audit by the Accounting Chamber of the Russian Federation of JSC Svyazinvest – a shareholder owning the

controlling interest in the Company. In the course of the audit the Chamber also conducted an audit of the Company itself. As on the date of reporting the audit was not over and no official conclusions of the Accounting Chamber can be presented. Therefore, it is impossible to assess the results of the audit the reporting date and identify potential influence of this contingent material acts, if any, on the Company activities.

On January 1, 2004 the newly passed Federal Telecommunications act came into force setting out the legal basis of telecommunications industry in Russia and identifying the industrial status of the state bodies. The Act may increase the extent to which the Company activities are regulated, and until adoption of required regulations a period of uncertainty and controversies is inevitable in connection with the interpretation of the Act by regulatory bodies.

According the new law the Company shall establish equal interconnection terms and conditions and traffic routing for operators rendering similar services, and provide interconnection and traffic carrying on the same terms and conditions and with the same quality as it offers to its structural units and affiliated persons.

Moreover, according to the new Telecommunications Act payment for local telephone calls is made according to the customer's (individual's) choice using monthly rental or per-minute billing.

The Company management is not in a position to predict repercussions and implications of the new Act for the Company.

The Russian economy despite obtaining market status in 2002, still has some specific features characteristic for transient economy, like inflation rate exceeding normal ones in the past periods, insufficient liquidity level of capital markets, currency regulations making the national currency unexchangeable beyond the territory of the Russian Federation. Successful functioning and stability of the Russian economy will to a great extent depend on the actions of the government in the course of regulatory, legal and economic reforms.

Currently, there is a number of tax, established on the federal and legal levels, like VAT, profit tax, sales tax, unified social tax and a number of others. In contrast with developed market economies legislation governing tax collection lacked specifics for a considerable time. Therefore practical applications of law are sometime uncertain. Precedents were set for only a few disputed cases. Often some issues are treated differently both by various governmental bodies and within these bodies, resulting in uncertainties and diving rise to disputes and controversies. Compliance with effective tax and other legislation (e.g. tax and currency regulations) is reviewed by various state authorities entitled to impose fines and late payment charges. These entail tax risks significantly exceeding those customary for countries with developed tax systems.

According to effective legislation tax declarations can be audited within three years. Completed tax audits of a legal entity in a certain period do not necessarily mean that the year or any tax returns pertaining to the year in question are closed for further inspection by tax authorities during the three year term.

The Company management believes that tax liabilities are shown fairly and fully in the attached balance sheet. However, a certain degree of risk remains that tax authorities would take a principally different stance on issues allowing for ambiguous interpretation materially affecting the financial position of the Company.

13. Events Occurring after Reporting Date

Dividends

The amount of annual dividends per share will be approved by the annual general meeting of shareholders scheduled for June 2004. The Board of Directors of the Company passed a decision to propose that the general meeting of shareholders approve dividends for 2003 in the amount of RUR0.124867 per ordinary share and RUR0.28566 per preference share, totaling RUR347,297 thousand. Upon approval by the meeting the annual payable dividends will be reflected in the financial statements for 2004.

Loans and Credits

In February 2004 the Company concluded an agreement with the Saving Bank of the Russian Federation to receive a credit facility totaling RUR542,094 thousand with maturity on December 4, 2008. The Company pays interest of 14.5 percent p.a. to the bank. Telecommunications equipment valued at RUR630,596 thousand was provided as the security for the credit.

Also, in February 2004 the Company concluded a loan facility agreement with ACB Rosbank (JSC) to the amount of RUR1,424,740 thousand. The facility is provided for 12 months from the first draw-down (February 27, 2004). The interest rate is 13.5 percent p.a.

In March 2004 the Board of Directors approved conclusion of credit agreement with JSC Investment bank Trust to the amount of RUR500,000 thousand for 1 year, at the interest rate of 14 percent p.a.

In January-March 2004 the Company issued bills of exchange through Private JSC RTC-Invest to the total value of RUR825,000 thousand. The bills are to be paid in January-March 2005.

In April 2004 the Board of Directors of the Company approved a decision to issue bearer bonds series 04 to the total value of RUR7,000,000 thousand for 5 years. There will be 7,000 thousand bonds issues, with the nominal value of RUR1,000 each. Each bond carries 10 coupons. The collateral for the bond issue (for the total value and coupons) is provided by surety agreement with Telecom-Terminal LLC.

Financial Investments

In December 2003 the Board of Directors of the Company passed a decision to acquire 100 percent of JSC Russian Telecommunications Network (JSC RTS) at the market price of USD29.5 million.

In March 2004 the Company acquired 775,227 ordinary registered shares, or 88.448 percent of the Charter capital of JSC RTS to the total value of USD25.9 million.

Implementation of Oracle E-Business Suite

In March 2004 the Board of Directors of the Company approved conclusion of an agent agreement with Not-for-Profit Partnership Center for Telecommunications Development Studies on implementation of an Enterprise Resource Planning system based on the Oracle E-Business Suite software to the total amount of USD1,063 thousand.

____

R. Amaryan
General Director

____

R. Konstantinova
Chief Accountant

Annex 1
to Order of the General Director
of JSC CenterTelecom
of December 27, 2002 # 864

REGULATIONS

**ACCOUNTING POLICIES
OF JOINT-STOCK CENTRAL
TELECOMMUNICATIONS COMPANY
FOR 2003**

**Moscow
2002**

© SVYAZINVEST 2002

TABLE OF CONTENTS

© SVYAZINVEST 2002

INTRODUCTION

This Statement of Accounting Policies of Joint-Stock Central Telecommunication Company (hereinafter the "Organization") was developed in compliance with provisions of applicable accounting legislation of the Russian Federation.

For the purpose of this Policy Statement by the Accounting Policies of the Organization will be meant a consistent well-founded and disclosed to various user groups set of book-keeping and accounting techniques – initial records, valuation, current aggregation and final generalization of the business activity events, in order to form updated, complete and credible financial and management information.

In the event that the effective regulations of the Russian Federation do not provide guidance for adherence to specific accounting techniques, the relevant methods for the purposes of the Accounting Policies of the Organization were developed based on provisions of enacted Accounting Regulations.

The accounting policies of the Organization as the basis of its accounting system shall ensure:

- adherence to basic accounting principles: completeness, current data, prudence, priority of content over form, consistency, rationality;
- compliance with general accounting requirements: completeness in all material aspects, essentiality, neutrality, comparability, consistency;
- true and fair nature of accounting reports prepared in the Organization: financial statements, tax, management, statistical accounting reports;
- common universal methods of organizing and conducting accounting in the Organization as a whole and in its structural units;[1];
- current data and flexible response of the accounting system to varying terms and conditions of doing business and conducting financial operations, including those caused by changes in legislation and regulations.

This Policy Statement alongside with general mandatory provisions and rules reflects specifics of the Telecommunications Organization:

- existence of internal documents regulating the accounting process viewed at the angle of industry specifics;
- existence of a significant number of units sometimes located considerably far from the location of the Directorate of the Organization;

The Statement successively presents methods adopted in development of the accounting policies and materially affecting judgements and decision making by interested users of the accounting reports; and without knowing of application of these methods it is impossible to make judgements of the actual financial position or financial results of the Organization's operations.

The book-keeping and accounting methods adopted by the Company for the purposes of its accounting policies shall be approved by an order of the General Director and applicable as of January 1, 2003.

All officers/employees involved in decision making on issues regulated by the Accounting Policies shall adhere to this Statement:

- the management of the Organization;
- executives of regional branches and structural units responsible for organizing and status of accounting in the units within their realm of responsibility;

[1] For the purposes of this document unless expressly stated otherwise by units of the Organization are meant regional subsidiaries/branches and structural units.

© SVYAZINVEST 2002

- employees of units and departments responsible for timely development, revision and provision of regulatory and reference information to relevant executing structural units;
- employees of all units and departments responsible for timely provision of source documents to the accounting office;
- employees of accounting units responsible for timely and adequate execution of all book-keeping operations and compilation of credible and fair reports of all types;
- other employees.

The Accounting Policies is approved for 2003 and are not subject to any amendments except the occurrences of:

- changes in the legislation of the Russian Federation or regulations on accounting;
- development by the Organization of new accounting methods;
- material changes in he business environment due to reorganization, change of ownership, change of core business, etc.

Amendments made into the Statement of the Accounting Policies of the Organization shall be reviewed by the Board of Directors and approved by the General Director of the Organization.

Amendments in the accounting policies shall be effective as of the January 1 (the start of the fiscal year) of the year following the year when the relevant amendments were approved.

The chief accountant (the general Directors) of the Organization is charged with the responsibility for compliance with the methodology.

© SVYAZINVEST 2002

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICIES

1.1 General background of the telecommunications Organization

Types of the activities of the Organization are identified in its Charter:
There are three levels of management in The Organization, viz.:

- central management;
- regional branches-subsidiaries;
- structural units.

Subsidiaries act pursuant to Regulations approved as required.

1.2 Principles of organizing accounting units.

The term **"accounting unit"** refers to the set of structural entities and staff members performing original (source) data gathering, its processing and analysis, and on its basis drawing up reports for various user groups.

By a **specialized accounting group** is meant a structural unit of the Organization performing data gathering, processing and grouping of information in the form of composite registers at the analytical and synthetic levels, entering records into the accounts. Depending on the level of the Organizational structure the specialized accounting entity includes: accounting office, tax department, aggregated accounting group, etc.

Functional units (for instance, linear and cable plant, transportation, customer relations department, etc.) perform data gathering and processing of original supporting information to be further registered in the accounting system.

At each management level accounting department ensures gathering and processing of information in order to provide users with data required for elaboration, justification and making of decisions at their level of management, and to provide staff at higher levels of management with information required for elaboration, justification and making of decisions at the higher levels of management.

Regulations on the accounting department regulate the principles of separation of powers and division of responsibilities at each management level (vertically) and inside each management level (horizontally). The same regulations identify the structure, functions, and tasks of the specialized and functional accounting units. Distribution of duties and relationships between specialized and functional accounting units are determined by regulations on the organizational principles of accounting and document flow regulations.

Organization and implementation of accounting are assigned to the specialized accounting unit with the Organization's chief accountant in charge. The Organization's accounting service includes accounting offices of units directly led by chief (head) accountants of these units. The accounting office of the Organization's Directorate performs the duties of the central accounting office.

1.3 Document flow arrangements and technology and processing of accounting information

In the Organization rules and arrangements of document flow, schedule of document flow, technology of processing of original accounting data, including:

- creation of original (source) documents;
- verification of the original documents;
- provision and terms for their submitting for reflection in the accounts;
- transfer of documents to archives

shall be governed by Regulations on document flow.

Unified forms of accounting of original documents as approved by Goskomstat of the Russian

© SVYAZINVEST 2002

Federation shall be applied in the Organization.

Where for recording of financial and business transactions no unified forms are not established, independently developed forms of original records (including those featuring in Regulations on the document flow) containing mandatory details specified by the Federal Law #129-FZ On accounting of November 21, 1996 shall be applied.

The right to sign original record document is determined by internal organizational-administrative documents.

1.4 Arrangements and procedure of taking stock of property and liabilities.

Any and all property and obligations (liabilities) of the Organization regardless of the location are subject to stock-taking exercise.

Stock-taking in The Organization shall be carried out as follows:

- fixed assets – at least once in two years as on November 1 of the reporting year;
- intangible assets – annually as at December 1 of the reporting year;
- capital construction in progress (incomplete) and other capital expenditures – annually as at November 1 of the reporting year;
- raw materials, other materials, equipment to be installed, half-finished products, goods, finished products in warehouses – annually as at December 31 of the reporting year;
- precious metals – twice a year;
- products in progress (unfinished) – quarterly as at the end of the relevant quarter;
- deferred income and expenses – annually as at December 31 of the reporting year;
- bank account balances - annually as at December 31 of the reporting year;
- petty cash in the cashier offices – at least one time a quarter;
- long-term financial investments - annually as at December 31 of the reporting year;
- short-term financial investments, cash instruments – quarterly as at the end of the relevant quarter;
- debtors and doubtful debt provisions – quarterly as at the end of the relevant quarter;
- creditors (settlements with telecommunications operators) – quarterly as at the end of the relevant quarter, with other creditors – annually as at December 31 of the reporting year;
- tax payments and mandatory transfers to the budget and out-of-budget funds – at least once a year;
- settlements under specific target financing - annually as at December 31 of the reporting year;
- intra-organizational settlements – at least once a quarter;
- settlements with employees, advance holders - annually as at December 31 of the reporting year;
- provisions for contingent obligations, for devaluation of investments in securities, for devaluation of tangible items - annually as at December 31 of the reporting year.

In order to perform stock-taking of property and liabilities of the Organization standing inventory commissions are established in the Directorate and regional subsidiaries management of the Organization with personal membership to be approved by:

- for the Directorate the Organization – by the General Director;
- for a regional subsidiary – by the subsidiary's director.

Specific arrangements for preparation and conduct of stock-taking of the property and liabilities of the Organization is determined by the Guidelines for stock-taking of assets and liabilities and for measures to ensure preservation of assets.

1.5 Procedure of preparation of accounting reports

Accounting reports of the Organization are prepared according to the guidelines and at the dates set

forth by the Federal Law #129-FZ of November 21, 1996 On accounting stipulating book-keeping and accounting procedures.

Accounting reports of the Organization shall be compiled by the General accounting office of the Directorate of the Organization based on the generalized composite information regarding assets, liabilities and results of operations taking into account information provided by the accounting offices of regional subsidiaries.

Forms developed by the Organization taking into account recommendations laid down in appropriate guidelines shall be used in the process of drawing up the accounting reports.

Internal forms of accounting, as well as specific schedule to submit them are shown in the internal guidelines on the drawing up of the Organization's accounting reports.

1.6 Working chart of accounts of the Organization

A unified single working chart of accounts to be mandatory applied by all staff members of the specialized accounting unit shall be used in the accounting system of the Organization (Annex 1).

The procedure of using the unified chart of accounts, including distribution of powers and duties of keeping accounts and sub-accounts between accounting offices of various levels shall be regulated by the Instruction on applying the unified chart of account.

© SVYAZINVEST 2002

2. PRACTICAL ISSUES of ACCOUNTING POLICIES

2.1 Intangible assets accounting

The amounts of depreciation charges on the intangible items are determined monthly based on the norms calculated on the basis of their original cost and useful service periods by the straight-line method.

Expected span of useful life of intangible assets shall be determined upon posting them on accounts by a specially set up commission and approved by the General Director.

The cost of an intangible asset is written down through accrued amortization charged to account 05 Amortization of intangible assets.

Accounting rules for intangible items are set forth in Guidelines for intangible asset accounting.

2.2 Fixed asset accounting

There was no revaluation of fixed assets performed in 2003.

Fixed assets depreciation charges are calculated by the straight-line method based on the original or present (replacement) value (if revaluation took place) and depreciation norm, given the useful service period of the fixed asset in question.

Useful service periods of a group of similar items of fixed assets are defined by a specially established commission and shall be approved the General Director of the Organization.

Regarding the acquired fixed assets previously in use depreciation rates are defined given the duration of actual usage the asset and expected useful service period of the asset in the Organization.

Items of fixed assets valued at less than RUR10,000 (inclusive) per unit, as well as books, brochures, and suchlike publications acquired as of January 1, 2002 are written off as production expenses (sales expenses) as they are put into usage or production applying account 02 Fixed asset depreciation. To ensure preservation of those items in production or operation the Organization exercises control over their status on account 01 Fixed assets as required.

Capital construction facilities in provisional operation prior to their putting in normal permanent service, and real estate items, where documentation are missing certifying state registration of real estate in cases provided for by the applicable legislation, shall be depreciated as of the first day of the month following the month the actual usage started.

An accelerated depreciation rate is applied to fixed assets received under lease contracts, specified by the relevant contract, but not greater than 3.

Expenses on all types of repair are included into the costs of the period where they were incurred. No provisions for deferred repair costs are made.

Accounting rules for fixed asset items are set in Guidelines for fixed asset accounting and Guidelines for capital construction accounting.

2.3 Inventory accounting

The actual cost of inventories for the purpose of accounting in the Organization is formed using account 15 Procurement and acquisition of tangible items and account 16 Deviations in the cost of tangible items.

Accounting for inventories in accounts 10 Materials and 41 Goods is based on accounting prices.

Inventories (raw and other materials, goods) are accepted for accounting purposes at the accounting value, by which the following is meant:

- the price of the seller according to supply (sale-purchase) contract, if inventories are purchased for a price;
- the actual production costs, if an inventory item was produced in the Organization;
- a money valuation agreed by the founders (members) of the Organization taking into account requirements of the Law on Joint-Stock Companies, if an inventory item was contributed into the charter (contribution) capital;

- present market value at the date of making an entry into the book, if an inventory item was received according to a deed of gift (free of charge), and left after retirement of fixed assets and other property;
- the value of assets transferred or to be transferred to the Organization pursuant to contracts stipulating non-monetary contribution (payment) in respect of obligations;

Transportation and procurement expenses (TPE) and expenses to render materials to condition when they are usable for the Organization's purposes, shall be posted in accounting books in account 16 Deviations in the cost of tangible items regardless of the share of TPE or magnitude of deviations to the accounting value of the material;

Expenses of procurement and transportation of goods intended for sale through wholesale and retail channels up to the Organization's warehouses are included in handling expenses.

Manufactured (finished) products are posted at actual manufacturing cost without using account 40 Output of products (works, services).

Valuation of retiring inventory items is made in the following manner:

The following assets are valued at the average costs:

- raw materials:
- other materials;
- finished products;
- goods for resale;

At the unit cost:

- precious metals.

Accounting of inventories is regulated by Guidelines on inventory accounting.

2.4 Translation into roubles of values of assets and liabilities expressed in foreign currency.

Translation of the values of petty cash amounts in the cashier office of the Organization, balances of accounts with credit organizations, money and payment documents, short-term securities, amounts of settlements with legal entities and natural persons (including borrowing), balances of specific target financing funds, received from the budget or from foreign sources in the framework of programs of technical assistance to the Russian Federation or other assistance programs pursuant to concluded agreements (contracts), expressed in terms of foreign currency into rouble amounts is made at the date of foreign currency transaction, and at the date of accounting data reporting.

2.5 Revenue posting procedure

For the accounting purposes ordinary activities of the Organization are divided into core and non-core activities.

By core activities are meant those directly related to telecommunications service provision. All other activities are deemed non-core.

The following operations are recognized as ordinary activities:

➢ Core activities:

- **urban telephone service:**
  - provision of access to urban telephone networks,
  - provision of a local telephone connection (local call) to subscribers of fixed line service in urban areas (provision of a subscriber line for use in urban areas, carrying local traffic),
  - provision of a local connection initiated from an urban pay-phone,
  - provision for use of tie-lines and dedicated lines;
  - other services offered by urban telephone networks (connection, contract re-execution/assignment, etc.).
- **rural telecommunications service:**
  - provision of access to rural telephone networks,

- provision of a local telephone connection (local call) to subscribers of fixed line service in rural areas (provision of a subscriber line for use in rural areas, carrying local traffic),
- provision of a local connection initiated from a rural pay-phone,
- provision of tie-lines and trunk lines;
- other services offered by rural telephone networks (connection, contract re-execution/renewal, etc.).

- **domestic long-distance and international telephone service:**
  - provision of a long-distance telephone call using a pay-phone,
  - establishing a long-distance and international telephone connection,
  - provision of an international telephone call using a pay-phone,
  - provision of domestic long-distance and international circuits,
  - other domestic long-distance and international telecommunications services (conference calls, general maintenance, etc.);
- **document transmission:**
  - internal telegrams,
  - international telegrams,
  - provision of telegraph channels;
  - dedicated subscriber telegraphing,
  - data transmission, telematic services,
  - newspaper page transmission,
  - other document transmission services
- **Internet service**
- **radio communications services**
- **sound program broadcasting**
- **TV services**
- **wireline broadcasting services:**
  - provision of wireline subscriber access point for sound multicast,
  - provision of access to wireline multicast network,
  - other revenues from wireline multicast connections.
- **wireless services**
  - personal radiopaging services (paging)
  - cellular communications;
  - other wireless services;

➢ **Non-core activities:**

- provision of the Organization's assets for lease;
- transportation services;
- manufacturing of telecommunications products;
- trading services;
- catering services;
- construction services;
- information and computing services;
- publishing activities (publishing of directories, newspapers);
- information provision services;
- intermediary services (agency, commission);
- services to provide access to electric power sources;
- education services;
- security guard services;
- intermediary services;

- general public services;
- recuperation facility services;
- advertising activity;

- other activities meeting the above criteria.

Note: The Organization compiles the list of non-core activities on its own.

Revenues other than generated by ordinary activities are deemed other revenues.

Revenue accounting is regulated by Guidelines on accounting for revenues

2.6 Expense posting procedure

For expense accounting purposes ordinary activities (operations) of the Organization are divided into core activities and non-core activities.

Separate cost accounting according to types of services, works and manufactured products which are items of calculation is implemented in the Organization.

In order to allocate expenses for the core activity types across calculation items in the Organization a technique of production process expense accounting is implemented.

A **production process** is a uniquely identified activity (series of operations or a combination of functions and tasks) unlimited in terms of duration and producing a discernable result.

In order to allocate expenses across calculation items processes are divided into main production processes, auxiliary production processes and joint processes.

Main production processes are those intended directly for telecommunications service provision.

Auxiliary production processes are required for carrying out main and joint production processes, and related connected indirectly to telecommunications service provision.

Joint production processes are required for fulfillment of main production processes but not connected to telecommunications services provision.

Actual real production data of the Organization is **the basis for allocation of expenses**. These actual performance parameters are specified in Expense accounting guidelines.

All expenses related to core activities are deemed indirect expenses, i.e. allocated across the calculation items, and are accounted for in the context of production processes.

Core activity expenses are posted to account 30 Main production processes, and account 31 Auxiliary production processes.

Expenses related to non-core activity are charged to account 23 Auxiliary processes, account 29 Production facilitating processes and sites, and account 44 Sales expenses in the context of activity types.

A full cost calculation and costing shall be performed for services rendered, performed works, manufactured products without specifying administrative and commercial expenses.

Costing of joint production processes is posted to account 32 Joint production processes.

Costs and expenses accumulated on account 31 Auxiliary production processes are allocated between main and joint production processes on accounts 30 Main production processes and 32 Joint production processes based on the data about allocation bases provided by operation units of the Organization at the end of an accounting period.

Expenses accumulated on account 30 Main production processes are allocated to account 20 Main production according to calculation items (services) based on the data on the allocation bases provided by operation units at the end of an accounting period, and to account 33 Equipment operation costs according to the equipment types of a conventional digital network, the data being provided by engineering departments annually. Allocation of costs and expenses across equipment types is effected in accordance with calculated data provided by technical departments, regarding shares of specific equipment type utilization in the main production processes.

Expenses accumulated on account 33 Equipment operation costs are allocated to account 20 Main production according to data on calculation items (services) based on the data provided by technical departments on the capacity and duration of usage of each equipment type in rendering specific service calculated at each year start or in case of significant changes in telecommunications network topography.

For the purpose of costing services, works, products of non-core activities actual expenses for services rendered, performed works and manufactured products delivered to warehouse, accumulated on accounts 23 Auxiliary production and 29 Production facilitating processes and sites are posted to account 43 Finished products (in case of finished product output), to relevant production process accounts (in the case of service rendering or performance of works for core activities), or to account 90 Sales, sub-account 90-04 Costs of sales for non-core activities (in case of wayside service rendering or performance of works).

Expenses allocated to account 32 Joint production processes are posted at the end of a reporting period to account 20 Main production, account 23 Auxiliary production, account 29 Production facilitating processes and sites and account 44 Sales expenses across the calculation items (services, works, products) pro rata to the amounts of expenses posted to the appropriate accounts.

Expenses for telecommunications services rendered, accumulated by service type on account 20 Main production are posted in full at the end of a reporting period to account 90 Sales sub-account 90-02 Cost of sales (core activities) with breakdown by calculation items (services).

Accounting and cost calculation and allocation for products (works, services) of non-core activities shall be determined by the Organization independently according to recommendations of industry regulations governing these issues in those industries to which the specific activity type belongs.

Allocation of expenses of auxiliary productions and sites across their activities (realization, transfer free of charge, rendering services to other units of the Organization) is performed pro rata to direct expenses.

2.7 Deferred expenses accounting

Deferred expenses are expenses recognized in the reporting period but which cannot be included in the costs of sold services, works, products of this period, e.g.:

- expenses incurred in introducing new production or product types before any sale of them is made;
- expenses on vacation payments in respect of future periods;
- license purchasing expense;
- property insurance expenses;
- expenses related to procurements of software and databases according to sale-purchase contracts or swap agreements, if the assets in question do not meet intangible asset conditions;
- other.

Deferred expenses are written down evenly through relevant sources to cover expenses in the period to which they are allocated. If it is proved impossible to define the period in which the deferred incurred expenses should be written off, the period shall be determined by a special commission and approved by an order of the General Director.

Deferred expenses accounting and calculations provisions are laid down in Expense accounting guidelines.

2.8 Account settlement accounting

Settlement through non-monetary funds shall be posted separately using account 76.15.

The Organization shall transfer long-term indebtedness (accounts payable and receivable) to short-time debt items at the moment when pursuant to terms and conditions of relevant agreements 365 days are left before the debt falls due.

2.9 Accounting for credits and loans received.

The Organization shall transfer the long-term indebtedness on outstanding credits and loans to short-term debt (into relevant sub-account of account 66 Settlements under short-term credits and loans) at the moment when according to the terms of the credit and/or loan agreement 365 days are left before repayment of the principal.

If the Organization is granted a loan under an agreement which provides for a regular repayment by installments of the loan amount, as 365 days are left before a repayment of the falling due part of the

loan, the amount falling due in 365 days will be transferred to short-term debt items into relevant sub-account of account 66 Settlements under short-term credits and loans.

In the event that a short-term loan agreement is extended or the due date of repayment of a short-term part of a long-term loan is put off in such a way that the maturity of the loan or the said part of it is over 365 days, the debt amount shall be transferred from short-term liabilities to long-term liabilities (to the relevant sub-account of account 67 Settlements under long-term credits and loans.

Payables due to lenders including those on issued (sold) debt instruments shall be entered into operating expenses account of the reporting period when the expenses were charged pursuant to terms and conditions of the relevant contract (securities issue).

Additional expenses related to received credits and loans, placement of debt instruments are posted to operating expenses of the period when the said expenses were incurred.

Accounting for loans and credits is described in Loan and credit accounting guidelines.

2.10 Internal intra-corporate settlement arrangements and submitting information by separate units.

In order to arrange internal settlements inside the Organization account 79 Intra-corporate settlements shall be used.

All financial and business transactions conducted between units of the Organization are conducted pursuant to notice (letter of advice) through the upper management level. Transactions between structural units of the Organization shall be conducted through relevant regional subsidiaries. Transactions between regional subsidiaries shall be conducted via the Directorate of the Organization. Exempted from this rule are transactions for supply of units with tangible items if the organization chart of the relevant regional subsidiary provides for a specific procurement department. In the latter case transactions for transfer of tangible items shall be conducted directly between the specific procurement department and other units.

Intra-corporate transactions and arrangements for their completion are regulated by an internal document – intra-corporate settlement accounting guidelines.

2.11 Arrangements for creation of specific target funds.

The Organization shall not create funds at the expense of its undistributed profit of the reporting year unless creation of such funds is stipulated by founding documents of the Organization.

In the latter case arrangements for creation of such reserves are laid down based on a resolution of a general meeting of shareholders taking into account provisions of the Law on Joint-Stock Companies.

Accounting and appropriation of the undistributed profit are described in Capital (equity) accounting guidelines.

2.12 Allocation to and appropriation of reserves

The Organization shall establish the following reserves:

- provisions to cover devaluation of investment in securities;
- doubtful debt provisions (quarterly);
- provisions to cover devaluation of tangible items (as at the end of a reporting year);
- contingent liabilities provisions.

Assessed amount of provisions is set as a mean of an interval, the estimate being the mean of the maximum and minimum of the interval values.

Arrangements for formation of reserves are laid down by reserve formation guidelines.

2.13 State (government) aid accounting (in respect of budget allocated funds).

Funds allocated from the state budget (subsidies, transfers from budget) are accepted for accounting purposes as the funds or non-monetary resources are actually received.

Arrangements for budget allocated fund accounting are laid down by target financing accounting

guidelines.

2.14 Financial investment accounting

For the accounting purposes financial investments are distinguished by investment type and maturity.

Upon sale or other retirement including redemption of securities, valuation of issued securities to be retired shall be made at the initial purchase price (FIFO), redeemed debt instruments not issued for circulation are valued at the actual price.

By term to maturity financial investments are divided into:

- *long-term* – those investments made with the intention to receive income on them for over 12 months from the accounting date, unless they mature after less than 12 months from the reporting date;
- *short-term*;
  - investments made without intention to receive income on them for over 12 months;
  - investments with maturity within 12 months from the reporting date;
  - securities acquired solely for resale, regardless of their term to maturity.

Long-term investments shall be reclassified as short-term ones:

- in the event that initial intention to receive income within following 12 months is changed;
- if their term to maturity becomes less than 12 months from the reporting date;

Short-term financial investments maturing after over 12 months from the reporting date shall be treated as long-term ones (and be posted on the relevant sub-account) if the initial intention to receive income on them for not more than 12 months is changed.

Determination of the investment class (long- or short-term) shall be made by an expert (structural unit) appointed by an order of the General Director of the Organization and stated in a document to be submitted to the chief accountant office according to the form specified by the Organization.

As far as debt instruments are concerned the difference between the actual acquisition cost of securities and par value is not posted to financial results.

Financial investment accounting is regulated by Financial investment accounting guidelines.

2.15 R&D accounting

Straight line method is employed to write-down R&D expenses.

Term for implementing results of R&D is set at 3 years.

Annex 2
to order of the General Director
JSC CenterTelecom # 864 of December 12, 2002

REGULATIONS

ACCOUNTING POLICIES FOR TAXATION PURPOSES OF JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

FOR 2003

Moscow
2002

TABLE OF CONTENTS

1. Introduction

These Regulations on Accounting Policies of Joint-Stock Central Telecommunications Company (the "Organization") for taxation purposes was developed pursuant to requirements of tax legislation of the Russian Federation.

For the purposes of these regulations by accounting policies of the Organization is meant a set of rules for arrangements and implementation technology selected by the Organization for taxation accounting in order to compile complete and fair information on accounting procedure for purposes of taxation of business transactions and operations carried out in the reporting (taxation) period, and to provide information for external and internal users in order to exercise control over accurate, full and timely calculation and payment of applicable taxes.

Where the system of tax accounting regulations of the Russian federation does not set out specific arrangements of tax accounting for a concrete item, the relevant provisions of the accounting policies of the Organization were developed based in effective tax legislation.

Accounting policies of the Organization for taxation purposes being the basis of the tax accounting system, shall ensure:

- compliance with basic accounting principles, like completeness, accuracy, timeliness, no contradictions, rationality, continuity and consistency;
- meeting tax legislation requirements applicable to tax reports;
- common methods and practices of tax accounting implementation in the Organization as a whole and its structural units[2];
- fast and flexible response of the tax accounting system to changes in environment of financial and business activities and taxation regime;
- accurate, correct, complete and timely calculation and payment of taxes.

These regulations alongside with general mandatory requirements and rules give due consideration to specifics of the telecommunications Organization:

- existence of internal documents regulating the accounting process viewed at the angle of industry specifics;
- existence of a significant number of units sometimes located considerably far from the location of the Directorate of the Organization;

Accounting methods includes:

- methods of grouping and assessment of business activity facts, depreciation of asset values, revenue and expense recognition;
- workflow arrangements;
- internal control system;
- methods of using accounting data and the system of accounting registers;
- other relevant accounting means, methods and techniques.

Tax accounting methods selected by the Organization in developing these accounting policies shall be approved by an order of the General Director and applied as of January 1, 2003.

All officers/employees whose job is related to issues regulated by the Tax accounting policies shall be guided in their activities by these Regulations:

- management of the Organization;
- heads of regional subsidiaries and structural units responsible for organization and status of accounting in the units under their command;
- employees working in units and divisions responsible for timely development, revision and provision of regulatory and reference information to the executing units;
- employees of all units and divisions responsible for timely provision of source documents to accounting offices and/or tax authorities;

---

[2] For the purposes of this document unless expressly stated otherwise by units of the Organization are meant regional subsidiaries/branches and structural units.

- employees working in accounting (tax) offices responsible for timely and quality execution of all work related to tax accounting and compilation of tax reports.

Tax accounting policies are developed for 2003 and shall not be amended otherwise than in following cases:

- changes in tax and levies legislation;
- changes in the applied accounting methods.

If the Organization has embarked on new types of activities it shall also determine and include in the tax accounting policies relevant principles and recognition methods for the purposes of taxation of these new activities.

Changes to be introduced in the regulations on tax accounting policies shall be reviewed by the Board of Directors and approved by the General Director.

Decision on making amendments in the tax accounting policies if applied accounting methods change, shall be made as from the start of a new accounting period, and if tax and levies legislation changes, the policies shall change effective not earlier than changes of the said legislation.

2. Tax accounting organization

The main tasks of the tax accounting organization are:

- to set forth general principles of separation of powers and responsibilities of tax and other accounting divisions on each management level (vertically) and inside each management level (horizontally);
- creation of a single system of normative documents of the Organization regulating operations of tax and other accounting units in the accounting system of the Organization.

Tax accounting is carried out by tax accounting division on all management level of the Organization (in the Directorate, subsidiaries and structural units of subsidiaries). Tax accounting units shall be established as divisions (groups), tax groups of accounting units and report to chief (senior) accountants.

Responsibilities for organization and execution of tax accounting lie with the head and chief accountant of the Organization, respective regional subsidiary, structural unit).

Pursuant to Article 19 of the Tax Code of the Russian Federation the Organization is the taxpayer and payer of applicable levies. Separate structural units of the Organization perform the taxpayer and tax agent duties according to the effective applicable tax legislation and regulations of the Organization, regulating accounting with respect of specific taxes.

Distribution of functions of tax accounting and reporting, calculation and payment of taxes and other mandatory payments between management levels shall be defined by specific tax legislation on concrete taxes, these accounting policies and guidelines for calculation and payment of specific taxes. Tax accounting on each management level and workflow between management levels are laid down by Guidelines for calculation and payment of principal taxes.

Tax returns are compiled based on aggregate registers of tax accounting. Synthetic registers of tax accounting are kept in the form of tax declaration sheets of relevant taxes featuring additional details (interpretation).

Composition and format of synthetic registers are shown in Annex 1 to these regulations.

Arrangements and specifics of data recognition in synthetic registers of tax accounting and compiling tax declarations are given in the Guidelines for calculation and payment of principal taxes.

3. Making entries in the journal of invoice registration, purchase and sales ledgers

The Organization maintains the purchase ledger and sales ledger, journals of issued and received invoices using computer system. Not later than the 20th day of each month following the reporting month the purchase ledger is printed out, pages are numbered, bound and sealed.

Journals of issued and received invoices, purchase ledger and sales ledger are kept in electronic form by regional subsidiaries and structural units as sections of the unified journals of issued and received invoices, joint purchase ledger and sales ledger.

Invoices are issued using a computer, but may be filled out by hand writing.

Invoices, purchase ledger and sales ledger are signed by the General Director and Chief Accountant of the Organization or by other officers. The persons entitled to sign these documents are appointed by an order for the Organization. Chief executives and chief (senior) accountants of regional subsidiaries are entitled to entrust their right of signing invoices to other persons employed by the Organization. The delegation of the power to sign invoices shall be executed by relevant orders for the regional subsidiary in question or structural unit.

Bills for telecommunications services rendered are issued simultaneously with payment-settlement documents once a month not later the fifth day of the month following the elapsed one.

Invoices in respect of telecommunications services are not issued to natural persons (individuals). The Organization issues a single common invoice for the total volume of services rendered to individuals in the reporting period to be entered into the sales ledger.

Invoices in respect of services rendered (executed works, shipped goods) are issued to purchasers by the Directorate, regional subsidiaries and structural units.

Numbering of invoices in the purchase ledger and sales ledger is in growing order. Composite numbers shall be used, specifying the indices of the Directorate, regional subsidiary and structural units of the subsidiary. Numbers are assigned according to codes developed by the Directorate. Code of the Directorate, the regional subsidiary or structural unit is an integral part of the invoice reference number.

Sections of the purchase ledger and sales ledger for the reporting period are provided in the electronic form by regional subsidiaries and structural units to the Directorate of the Organization to compile the joint single purchase ledger and sales ledger and issuing VAT declaration.

Copies of issued invoices, of the purchase ledger and sales ledger are kept in the electronic form. If required these documents can be printed out in full and duly executed.

Issuing invoices for specific particularly complex business transactions is laid out in the relevant guidelines.

4. Determination of revenue recognition and the date of tax base identification for sales of goods, services, works

For the purpose of profit tax calculation revenue from sales of goods (works, services) and non-sales revenues of the Organization are determined by accrual methods, i.e. revenues are recognized in the reporting (tax) period when they occurred, regardless of actual receipt of cash funds, other property (works, services) and/or property rights.

Revenues generated by rented property of the Organization are recognized as sales revenues.

In order to calculate VAT the moment of the tax base determination in respect of realization (transfer) of goods (works, services) by the Organization shall be the payment day for shipped goods (executed works, services). According to requirements of chapter 21 of the Tax Code of the Russian Federation by payment for goods (works, services) the Organization means termination of the consideration obligation on the part of the purchaser of the said goods (works, services) directly linked to the supply (transfer) of these goods (execution of works, provision of services), except consideration provided by executing by the purchaser-bill drawer of its own promissory note.

5. Methods of determination of expenses accepted for the purpose of profit tax calculation of organizations

For the purpose of profit tax calculation of organizations:

- average cost estimate method is used to calculate the amount of material expenses in writing off raw and auxiliary materials used in production (manufacturing) of goods (execution of works, provision of services);
- useful service period of fixed assets and intangible assets within the limits set forth by applicable legislation of the Russian Federation is determined by a decision of a commission for acceptance of foxed assets and intangible assets and identified by instructive order of the Company;
- useful service period of used fixed assets is defined taking into account in-service period with the former owners;
- depreciated value of fixed assets with period in operation as on January 1, 2002 exceeding their useful life defined according depreciation group classifications is depreciated within 7 years from the effective date of chapter 25 of the Tax Code of the Russian Federation;
- depreciation of all fixed asset groups are charged according to the straight-line method;
- basic depreciation rates applicable to fixed assets which are a subject-matter of the relevant leasing contract, are set by the contract, but shall not be higher than 3.

For passenger cars and minibuses with original cost of over RUR300 thousand and RUR400 thousand respectively received for leasing, the basic depreciation rate with a special factor of 0.5 shall be applied.

- retiring issued securities are written off as expenses valued at the cost of initial purchase (FIFO method); the other securities at retirement are valued at the unit cost;
- goods for resale in the event of their realization and other retirement are valued at the average cost;
- upper limit of interest recognized as expense under debt obligation of any type is equal to refinancing rate of the Central Bank of the Russian Federation multiplied by 1.1 in the case of ruble denominated obligation, and equal to 15% for foreign currency denominated obligations.

The Organization allocates provisions for doubtful debts.

6. Profit tax distribution for the purpose of tax payments to various budgets

Advance payments in respect of profit tax, and amounts to be credited to revenues of the budgets of constituent entities of the Russian Federation and municipalities are made at the location of the Directorate, and at the locations of each of the subsidiaries and structural units based on their shares of profit calculated as the arithmetic mean of the specific weight of the average number of employees and specific weight of the depreciated value of depreciable property of the subsidiary, or structural unit in the total average number of employees and depreciated value of depreciable property of the Directorate, subsidiaries and structural units.

7. Separate accounting for taxation purposes

Profit tax levied on organizations

The Organization keeps separate accounting records of revenues (expenses) of transactions for which chapter 25 of the Tax Code of RF provides different from regular arrangements of profit and loss recognition, and in those cases where profit tax rate different from 24% is applicable for profit from certain transactions:

- revenues (expenses) received (realized) from transactions involving securities traded on organized securities market;
- revenues (expenses) received (realized) from transactions involving securities not traded on organized securities market;
- revenues (expenses) received (realized) from transactions involving government issued securities;
- revenues (expenses) received (realized) by auxiliary productions and site;
- revenues (expenses) received (realized) in the event of receiving specific target financing;
- revenues received in the form of dividends;
- revenues (expenses) received (realized) from transactions involving exercising the right of claiming repayment of debt;
- expenses incurred in liquidation of fixed assets put out-of-service.

VAT

The Organization keeps separate accounting of transactions:

- to be taxed according to VAT regulations;
- exempt from taxation (not taxed) according to provisions of chapter 21 of the Tax Code of the RF.

Additionally, the Organization carries out separate accounting of transactions in realization of goods (works, services) taxable according to different tax rate.

Property tax

The Organization keeps separate accounting of property:

- taxable by property tax;
- exempt from property tax (excluded from the value of taxable property).

Sale tax

The Organization keeps separate accounting of transactions:

- taxable by sales tax;
- exempt from taxation (not taxable) according to provisions of chapter 27 of the Tax Code of the RF.

Single unified imputed income tax

The Organization keeps separate accounting of transactions:

- of activity types taxable by unified imputed income tax;
- of activity types not taxable by unified imputed income tax.

8. Arrangements of paying taxes to budgets of various levels

Tax payments payable to the federal budget are paid at the domicile of the Organization.

Responsibilities for making tax payment to regional and local budgets fall with the regional subsidiaries and structural units at their respective locations.

ANNEX 2

BALANCE SHEET

			CODES
		Form # by OCUD	**0710001**
as on	**March 31, 2004**	Date (year, month, day)	30.04.2004
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN (TIN)	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/ form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**
Address:	6 Degtiarny Per., Building 2, GSP-3, Moscow, 125993, Russia		
		Date of approval	
		Date of sending (receipt)	

ASSETS	Note	Item code	Line code	At the reporting period start	At the reporting year end
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	49	48
Fixed assets		120	120	22,876,293	23,532,003
Capital investments		130	130	2,172,303	2,133,856
Income bearing investments in tangible items		135	135	1,877	1,844
Long-term financial investments		140	**140**	119,863	873,802
including: investments in daughter companies			141	91,104	845,007
investments in affiliates/associates			142	11,350	11,350
investments in other organizations			143	8,077	8,023
other long-term financial investments			144	9,332	9,422
Deferred tax assets		145	145	11,527	10,255
Other non-current assets		150	150	1,642,861	2,679,890
Total for section I		190	**190**	26,824,773	29,231,698

ASSETS	Note	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
II. CURRENT ASSETS					
Inventories		210	**210**	914,935	967,854

including: raw material, auxiliaries and other similar items		211	211	600,348	604,730
expenses of production in progress (circulation expenses)		213	213	754	840
finished products and goods intended for resale		214	214	28,848	33,165
shipped products		215	215	472	477
deferred expenses		216	216	284,513	328,642
other inventories and expenses		217	217	,	,
VAT on purchased items		220	220	1,477,023	1,163,693
Accounts receivable (payments expected later than 12 months after the reporting date)		230	**230**	59,440	56,458
including: buyers and customer accounts		231	231	,	,
advance payments made			232	28,927	25,356
other debtors			233	30,513	31,102
Accounts receivable (payments expected within 12 months from the reporting date)		240	**240**	2,357,538	3,295,310
including: buyers and customer accounts		241	241	1,732,449	1,836,492
advance payments made			242	213,062	231,166
other debtors			243	412,027	1,227,652
Short-term financial investments		250	250	24,486	1,287
Cash and equivalents		260	260	1,015,270	523,741
Other current assets		270	270	941	1,435
Total on section II		290	**290**	5,849,633	6,009,778
Grand total (sum of lines 190+290)		300	**300**	32,674,406	35,241,476

LIABILITIES	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES Charter (legal) capital		410	410	631,200	631,200
Additional capital		420	420	6,332,963	6,331,697
Reserves		430	430	31,560	31,560
Shares bought-out from shareholders		411	440	,	,
Undistributed profit (not covered loss) of previous years		470	460	8,070,310	8,071,535
Undistributed profit (not covered loss) of the reporting year		470	470	X	(77,286)
Total on section III		490	**490**	15,066,033	14,988,706
IV. LONG-TERM LIABILITIES Loans and credits		510	**510**	6,727,159	6,388,411
including: credit facilities			511	3,963,900	3,625,088

loans			512	2,763,259	2,763,323
Deferred tax liabilities		515	515	357,897	408,296
Other long-term liabilities		520	520	2,221,587	2,145,177
Total on section IV		590	**590**	9,306,643	8,941,884
V. SHORT-TERM LIABILITIES Loans and credits		610	**610**	3,988,610	6,482,630
including: credit facilities			611	3,283,624	4,990,316
loans			612	704,986	1,492,314
Accounts payable		620	**620**	3,833,299	4,350,677
including: suppliers and contractors		621	621	2,061,365	2,166,310
advance payments received		625	622	402,625	439,702
debt to employees		622	623	166,406	262,013
debt to government out-of-budget funds		623	624	79,671	141,911
debt in respect of tax and duties		624	625	520,210	683,805
other creditors		625	626	603,022	656,936
Debt to participants (founders) for income payments		630	630	15,323	17,497
Deferred revenue		640	640	464,498	460,082
Deferred expense provisions		650	650	,	,
Other short-term liabilities		660	660	,	,
Total on section V		690	**690**	8,301,730	11,310,886
GRAND TOTAL (sum of lines 490+590+690)		700	**700**	32,674,406	35,241,476

Summary of items accounted for using off-the-balance sheet accounts

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Rented fixed items		910	901	1,208,438	1,213,437
including those under leasing terms		911	911	846,547	816,789
Goods and tangible items accepted for safe storage		920	902	9,383	10,404
Goods accepted for commission		930	903	1,767	2,964
Debt of insolvent debtors written off as a loss		940	904	301,871	304,128
Security received in respect of payments and obligations		950	905	2,752,925	3,216,013
Security provided to other parties in respect of payments and obligations		960	906	9,134,084	10,899,555
Housing facilities depreciation		970	907	28,217	28,171
Depreciation of external improvement items and other similar facilities		980	908	1,010	1,061
Means of payment in respect of telecommunications services			909	60,807	88,982

Summary of net asset value

Item description	Notes	Item code	Line code	At the reporting period start	At the reporting period end
1	1a	2	2a	3	4
Net assets			1000	15,530,531	15,448,788

Chief Executive _______ R. Amaryan
(signature) (name)

Chief Accountant _____R. Konstantinova
(signature) (name)

April 28, 2004

PROFIT AND LOSS ACCOUNT
(INCOME STATEMENT)

			CODES
		Form # 02 by OCUD	**0710002**
for	**1st quarter of 2004**	Date (year, month, day)	30.04.2004
Organization	**JSC CenterTelecom (MRC)**	by OCPO	**01140111**
Taxpayer Identification Number	**5000000970**	INN (TIN)	5000000970
Type of business	**telecommunications services**	by OCVED	64.20
Organizational-legal form/ form of ownership	mixed	by OCOPF/OCFS	**48/31**
Measurement unit	**RUR in thousands**	by OCEI	**384**

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
I. Operating revenues and expenses on ordinary activities Revenue (net) from sales of goods, products, works, services (net of VAT, excise duties and other mandatory payments)		010	010	5,817,788	4,506,807
including from sales of telecommunications services			011	5,742,618	4,430,741
Costs of sold goods, products, works, services		020	020	(4,777,911)	(3,336,218)
including: telecom services			021	(4,730,970)	(3,288,985)
Profit (loss) from sales (line 010 less line 020)		050	**050**	1,039,877	1,170,589
II. OPERATING REVENUE AND EXPENSES Interest to receive		060	060	744	984
Interest payable		070	070	(333,306)	(162,629)
Income from participation in other organizations		080	080	100	19
Other operating revenue		090	090	15,630	12,210
Other operating expenses		100	100	(423,455)	(291,243)
III. NON-SALES REVENUE AND EXPENSES Non-sales revenue		120	120	148,277	73,185
Non-sales expenses		130	130	(303,271)	(219,173)
Pre-tax profit (loss) (lines 050+060-070+080+090-100+120-130)		140	**140**	144,596	583,942
Profit tax expenses (lines -151+152-153), including:			**150**	(221,778)	(202,756)

deferred tax liabilities		142	151	(50,399)	(35,668)
deferred tax assets		141	152	(1,272)	(3,574)
Current profit tax		150	153	(170,107)	(163,514)
Operating profit (loss) (line 140-less line 150)			**160**	(77,182)	381,186
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	258	2
Extraordinary expenses			180	(362)	(12)
Earnings (undistributed profit (loss) in the reporting period) (lines 160+170-less line 180)		190	**190**	(77,286)	381,176
FOR REFERENCE					
Conditional profit tax expense/income			201	(34,678)	(140,144)
Permanent tax liabilities		200	202	(187,100)	(62,612)
Permanent tax assets		200	203		

Item description	Notes	Item code	Line code	Over the reporting period	Over the same period previous year
1	1a	2	2a	3	4
Basic profit (loss) per share			301	X	X
Diluted profit (loss) per share			302	X	X

*** to be filled out in annual financial statements**

Explanation of some profit and loss items

Item description	Item code	Line code	Over the reporting period		Over the same period previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, damages and late payment charges accepted or for recovery of which relevant court (arbitration court) rulings were handed down		401	4,432	(6,491)	4,428	(267)
Profit (loss) of previous years		402	14,717	(30,073)	5,286	(29,030)
Indemnity of damages caused by non-performance or undue performance of obligations		403	812	(444)	751	(221)
Foreign currency translation adjustments		404	110,769	(20,874)	48,145	(54,436)
Allocations to assessed reserves		405		215,214		173,916
Written-off accounts receivable and payable		406	365	(235)	137	(283)

Chief Executive ________ R. Amaryan
(signature) (name)

Chief Accountant _____R. Konstantinova
(signature) (name)

April 28, 2004

Annex 1
to Order # 724 of December 31, 2003 of the General Director
of JSC CenterTelecom

REGULATIONS

**ACCOUNTING POLICIES OF
JOINT-STOCK CENTRAL
TELECOMMUNICATION COMPANY**

FOR 2004

**Moscow
2004**

© SVYAZINVEST 2004

COMMON ACCOUNTING POLICIES OF ORGANIZATIONS-MEMBERS OF SVYAZINVEST GROUP FOR 2004

TABLE of CONTENTS

© SVYAZINVEST 2004

INTRODUCTION

This Statement of Accounting Policies of Joint-Stock Central Telecommunication Company (hereinafter the "Organization") was developed in compliance with provisions of applicable accounting legislation of the Russian Federation.

For the purpose of this Policy Statement by the Accounting Policies of the Organization will be meant a consistent well-founded and disclosed to various user groups set of book-keeping and accounting techniques – initial records, valuation, current aggregation and final generalization of the business activity events, in order to form updated, complete and credible financial and management information.

In the event that the effective regulations of the Russian Federation do not provide guidance for adherence to specific accounting techniques, the relevant methods for the purposes of the Accounting Policies of the Organization were developed based on provisions of enacted Accounting Regulations.

The accounting policies of the Organization as the basis of its accounting system shall ensure:

- adherence to basic accounting principles: completeness, current data, prudence, priority of content over form, consistency, rationality;
- compliance with general accounting requirements: completeness in all material aspects, essentiality, neutrality, comparability, consistency;
- true and fair nature of accounting reports prepared in the Organization: financial statements, tax, management, statistical accounting reports;
- common universal methods of organizing and conducting accounting in the Organization as a whole and in its structural units;[3];
- current data and flexible response of the accounting system to varying terms and conditions of doing business and conducting financial operations, including those caused by changes in legislation and regulations.

This Policy Statement alongside with general mandatory provisions and rules reflects specifics of the Telecommunications Organization:

- existence of internal documents regulating the accounting process viewed at the angle of industry specifics;
- existence of a significant number of units sometimes located considerably far from the location of the Directorate of the Organization;

The Statement successively presents methods adopted in development of the accounting policies and materially affecting judgements and decision making by interested users of the accounting reports; and without knowing of application of these methods it is impossible to make judgements of the actual financial position or financial results of the Organization's operations.

The book-keeping and accounting methods adopted by the Company for the purposes of its accounting policies shall be approved by an order of the General Director and applicable as of January 1, 2004.

All officers/employees involved in decision making on issues regulated by the Accounting Policies shall adhere to this Statement:

- the management of the Organization;
- executives of regional branches and structural units responsible for organizing and status of accounting in the units within their realm of responsibility;
- employees of units and departments responsible for timely development, revision and provision of regulatory and reference information to relevant executing structural units;
- employees of all units and departments responsible for timely provision of source documents to the accounting office;
- employees of accounting units responsible for timely and adequate execution of all book-keeping operations and compilation of credible and fair reports of all types;
- other employees.

The Accounting Policies are approved for 2004 and are not subject to any amendments except the

[3] For the purposes of this document unless expressly stated otherwise by units of the Organization are meant regional subsidiaries/branches and structural units.

occurrences of:
- changes in the legislation of the Russian Federation or regulations on accounting;
- development by the Organization of new accounting methods;
- material changes in he business environment due to reorganization, change of ownership, change of core business, etc.

Amendments made into the Accounting Policies of the Organization shall be reviewed by the Board of Directors and approved by the General Director of the Organization.

Amendments in the accounting policies shall be effective as of the January 1 (the start of the fiscal year) of the year following the year when the relevant amendments were approved.

The Chief Accountant of the Organization is charged with the responsibility for compliance with the methodology.

In the process of book-keeping and accounting the Organization also applies guidelines for various aspects of accounting. The list of guidelines is give in Annex 2 hereto.

1. ORGANIZATIONAL ASPECTS OF THE ACCOUNTING POLICIES

1.1 General background of the telecommunications Organization

Types of the activities of the Organization are identified in its Charter:

There are three levels of management in The Organization, viz.:
- central management;
- regional branches-subsidiaries;
- structural units.

Subsidiaries act pursuant to Regulations approved as required.

1.2. Principles of organization of accounting units

The term "**accounting unit**" designates a set of structural entities and staff members carrying out operations of basic information gathering, its processing and analysis, and compiling reports based on these and intended for various user groups.

By a **specialized accounting unit** is meant a structural entity of the Organization performing function of information gathering, processing and aggregation in the form of consolidated journals of analytic and synthetic accounting, making records in the accounts kept for the purpose of accounting.

Depending on the organizational level of a specialized accounting entities may include: accounting office, tax department, aggregated accounting unit, etc.

Functional units (for instance, linear-cable unit, transportation unit, customer service department, etc.) perform functions for raw information gathering and processing to be entered further into the accounting system.

At each management level an accounting unit ensures information gathering and processing in order to provide data to users to facilitate working out and making sound decisions at the appropriate managerial level and provide higher managerial bodies with information required to work out, justify and pass sound decisions on a higher level of management.

Regulations on principles of accounting organization set forth principles of separation of powers and responsibilities at each managerial level (vertical de-alignment) and inside each managerial level (horizontal de-alignment). The same regulations identify the structure, functions and tasks of specialized and functional accounting units. Distribution of duties and interoperation between specialized and functional accounting units are specified by the Regulations on principles of accounting organization and Workflow regulations.

The Organization's accounting office as a specialized accounting unit headed by the chief accountant is charged with performing general accounting and control functions. The accounting department of the Organization consists of the accounting offices of the units headed directly by chief (senior) accountant of the relevant unit. The accounting office of the Directorate performs the functions of the central accounting office.

1.3. Workflow procedures and arrangements for processing accounting documents

In the Organization rules and arrangements of document flow, schedule of document flow, technology of processing of original accounting data, including:

- creation of original (source) documents;
- verification of the original documents;
- provision and terms for their submitting for reflection in the accounts;
- transfer of documents to archives

shall be governed by Regulations on document flow.

Unified forms of accounting of original documents as approved by Goskomstat of the Russian Federation shall be applied in the Organization.

Where for recording of financial and business transactions no unified forms are not established, independently developed forms of original records (including those featuring in Regulations on the document flow) containing mandatory details specified by the Federal Law #129-FZ On accounting of November 21, 1996 shall be applied.

The right to sign original (source) record documents is determined by internal organizational-administrative documents.

1.4 Arrangements and procedure of taking stock of property and liabilities.

Any and all property and obligations (liabilities) of the Organization regardless of the location are subject to stock-taking exercise.

Stock-taking in The Organization shall be carried out as follows:

- fixed assets – at least once in two years as on November 1 of the reporting year;
- intangible assets – annually as at December 1 of the reporting year;
- capital construction in progress (incomplete) and other capital expenditures – annually as at November 1 of the reporting year;
- raw materials, other materials, equipment to be installed, half-finished products, goods, finished products in warehouses – annually as at December 31 of the reporting year;
- precious metals – twice a year;
- products in progress (unfinished) – quarterly as at the end of the relevant quarter;
- deferred income and expenses – annually as at December 31 of the reporting year;
- bank account balances - annually as at December 31 of the reporting year;
- petty cash in the cashier offices – at least one time a quarter;
- long-term financial investments - annually as at December 31 of the reporting year;
- short-term financial investments, cash instruments – quarterly as at the end of the relevant quarter;
- debtors and doubtful debt provisions – quarterly as at the end of the relevant quarter;
- creditors (settlements with telecommunications operators) – quarterly as at the end of the relevant quarter, with other creditors – annually as at December 31 of the reporting year;
- tax payments and mandatory transfers to the budget and out-of-budget funds – at least once a year;
- settlements under specific target financing - annually as at December 31 of the reporting year;
- intra-organizational settlements – at least once a quarter;
- settlements with employees, advance holders - annually as at December 31 of the reporting year;
- provisions for contingent obligations, for devaluation of investments in securities, for devaluation of tangible items - annually as at December 31 of the reporting year.

In order to perform stock-taking of property and liabilities of the Organization standing inventory commissions are established in the Directorate and regional subsidiaries management of the Organization with personal membership to be approved by:

- for the Directorate the Organization – by the General Director;
- for a regional subsidiary – by the subsidiary's director.

Specific arrangements for preparation and conduct of stock-taking of the property and liabilities of the Organization is determined by the Guidelines for stock-taking of assets and liabilities and for measures to ensure preservation of assets.

1.5 Procedure of preparation of accounting reports

Accounting reports of the Organization are prepared according to the guidelines and at the dates set forth by the Federal Law #129-FZ of November 21, 1996 On accounting stipulating book-keeping and accounting procedures.

Accounting reports of the Organization shall be compiled by the General accounting office of the

Directorate of the Organization based on the generalized composite information regarding assets, liabilities and results of operations taking into account information provided by the accounting offices of regional subsidiaries. Regional subsidiaries compile their accounting reports based on the information provided by accounting offices of the relevant structural units.

Forms developed by the Organization taking into account recommendations laid down in appropriate guidelines/regulations shall be used in the process of drawing up the accounting reports.

Internal forms of accounting, as well as specific schedule to submit them are shown in the internal guidelines on the drawing up of the Organization's accounting reports.

1.6 Working chart of accounts of the Organization

A unified single working chart of accounts to be mandatory applied by all units of the Organization shall be used in the accounting system of the Organization (Annex 1).

The procedure of using the unified chart of accounts, including distribution of powers and duties of keeping accounts and sub-accounts between accounting offices of various levels shall be regulated by the Instruction on applying the unified chart of account.

2. PRACTICAL ISSUES of ACCOUNTING POLICIES

2.1 Intangible assets accounting

The amounts of amortization charges on the intangible items are determined monthly based on the norms calculated on the basis of their original cost and useful service periods by the straight-line method.

Expected span of useful life of intangible assets shall be determined upon posting them on accounts by a specially set up commission and approved by the General Director.

Amortization charges of intangible assets are recorded in the accounting system by accumulating on account 05 Amortization of intangible assets of amortizations amount calculated by the straight-line method..

2.2 Fixed asset accounting

There shall be no revaluation of fixed assets in 2004.

Fixed assets depreciation charges are calculated by the straight-line method based on the original or present (replacement) value (if revaluation took place) and depreciation norm, given the useful service period of the fixed asset in question.

Useful service periods of a group of similar items of fixed assets are defined by a specially established commission and shall be approved the General Director of the Organization.

Regarding the acquired fixed assets previously in use depreciation rates are defined given the duration of actual usage the asset and expected useful service period of the asset in the Organization.

Items of fixed assets valued at less than RUR10,000 (inclusive) per unit, as well as books, brochures, and suchlike publications acquired as of January 1, 2002 are written off as production expenses (sales expenses) as they are put into usage or production applying account 02 Fixed asset depreciation. To ensure preservation of those items in production or operation the Organization exercises control over their status on account 01 Fixed assets as required.

Ready for service items planned to be used as fixed assets, before bringing into service are accounted for as investments in non-current assets.

Immovable property items for which capital expenditures are completed, all original accounting documents for acceptance-transfer are executed, registration application and documents are filed with state registration authorities, as well as actually operated facilities are accounted for as fixed assets with specifying in a separate sub-account to the fixed asset account.

For fixed assets received under leasing contracts the useful service period is set equal to the effective term of the relevant leasing contract.

Expenses on all types of repair are included into the costs of the period where they were incurred. No provisions for deferred repair costs of fixed assets are made.

2.3 Inventory accounting

The actual cost of inventories for the purpose of accounting in the Organization is formed using

account 15 Procurement and acquisition of tangible items and account 16 Deviations in the cost of tangible items.

Accounting for inventories in accounts 10 Materials and 41 Goods is based on accounting prices.

Inventories (raw and other materials, goods) are accepted for accounting purposes at the accounting value, by which the following is meant:

- the price of the seller according to supply (sale-purchase) contract, if inventories are purchased for a price;
- the actual production costs, if an inventory item was produced in the Organization;
- a money valuation agreed by the founders (members) of the Organization taking into account requirements of the Law on Joint-Stock Companies, if an inventory item was contributed into the charter (contribution) capital;
- present market value at the date of making an entry into the book, if an inventory item was received according to a deed of gift (free of charge), and left after retirement of fixed assets and other property;
- the value of assets transferred or to be transferred by the Organization pursuant to contracts stipulating non-monetary contribution (payment) in respect of obligations;

Transportation and procurement expenses (TPE) and expenses to render materials to condition when they are usable for the Organization's purposes, shall be posted in accounting books in account 16 Deviations in the cost of tangible items regardless of the share of TPE or magnitude of deviations to the accounting value of the material;

Goods in retail trading accounting for on account 41.02 are recorded in the accounting system at their selling prices.

Expenses of procurement and transportation of goods intended for sale through wholesale and retail channels up to the Organization's warehouses are included in handling and circulation expenses.

Manufactured (finished) products are posted at actual manufacturing cost without using account 40 Output of products (works, services).

Workwear acquired in the property of the Organization are accounted for in the amount of actual costs of acquisition by debiting to account 10 Materials.

Workwear valued at less RUR10 thousand per unit having any useful life period, as well as workwear having useful service life less than 12 months regardless of the unit price, are written down to expense accounts in full as put into use.

Workwear valued at over RUR10 thousand per unit having any useful life period, as well as workwear having useful service life more than 12 months regardless of the unit price, after putting into use are accounted for on account Workwear in use and depreciated by equal portions during the useful life period.

Valuation of retiring inventory items is made in the following manner:

The following assets are valued at the average costs:

- raw materials:
- other materials;
- finished products;
- goods for resale;

At the unit cost:

- precious metals.

2.4 Translation into roubles of values of assets and liabilities expressed in foreign currency.

Translation of the values of petty cash amounts in the cashier office of the Organization, balances of accounts with credit organizations, money and payment documents, short-term securities, amounts of settlements with legal entities and natural persons (including borrowing), balances of specific target financing funds, received from the budget or from foreign sources in the framework of programs of technical assistance to the Russian Federation or other assistance programs pursuant to concluded agreements (contracts), expressed in terms of foreign currency into rouble amounts is made at the date of foreign currency transaction, and at the date of accounting data compilation.

© SVYAZINVEST 2004

2.5 Revenue posting procedure

For the accounting purposes ordinary activities of the Organization are divided into core and non-core activities.

By core activities are meant those directly related to telecommunications service provision. All other activities are deemed non-core.

The following operations are recognized as ordinary activities:

➢ Core activities:

- **urban telephone service:**
  - provision of access to urban telephone networks,
  - provision of a local telephone connection (local call) to subscribers of fixed line service in urban areas (provision of a subscriber line for use in urban areas, carrying local traffic),
  - provision of a local connection initiated from an urban pay-phone,
  - provision for use of tie-lines and dedicated lines;
  - other services offered by urban telephone networks (interconnection, contract re-execution/assignment, etc.).
- **rural telecommunications service:**
  - provision of access to rural telephone networks,
  - provision of a local telephone connection (local call) to subscribers of fixed line service in rural areas (provision of a subscriber line for use in rural areas, carrying local traffic),
  - provision of a local connection initiated from a rural pay-phone,
  - provision of tie-lines and trunk lines;
  - other services offered by rural telephone networks (connection, contract re-execution/renewal, etc.).
- **domestic long-distance and international telephone service:**
  - provision of a long-distance telephone call using a pay-phone,
  - establishing a long-distance and international telephone connection,
  - provision of an international telephone call using a pay-phone,
  - provision of domestic long-distance and international circuits,
  - other domestic long-distance and international telecommunications services (conference calls, general maintenance, etc.);
- **document transmission:**
  - internal telegrams,
  - international telegrams,
  - provision of telegraph channels;
  - dedicated subscriber telegraphing,
  - data transmission,
  - telematic services,
  - newspaper page transmission,
  - other document transmission services
- **Internet service**
- **radio communications services**
- **sound program broadcasting**
- **TV services**
- **wireline broadcasting services:**
  - provision of wireline subscriber access point for sound multicast,
  - provision of access to wireline multicast network,
  - other revenues from wireline multicast connections.

© SVYAZINVEST 2004

- **wireless services**
  - personal radiopaging services (paging)
  - cellular communications;
  - other wireless services;

> **Non-core activities:**
  - provision of the Organization's assets for lease;
  - transportation services;
  - manufacturing of telecommunications products;
  - trading services;
  - catering services;
  - construction services;
  - information and computing services;
  - publishing activities (publishing of directories, newspapers);
  - information provision services;
  - intermediary services (agency, commission);
  - services to provide access to electric power sources;
  - education services;
  - security guard services;
  - intermediary services;
  - general public services;
  - recuperation facility services;
  - advertising activity;
- **other activities meeting the above criteria.**

Revenues other than generated by ordinary activities are deemed other revenues.

2.6 Expense posting procedure

For expense accounting purposes ordinary activities (operations) of the Organization are divided into core activities and non-core activities.

Separate cost accounting according to types of services, works and manufactured products which are items of calculation is implemented in the Organization.

In order to allocate expenses for the core activity types across calculation items in the Organization a technique of production process expense accounting is implemented.

A **production process** is a uniquely identified activity (series of operations or a combination of functions and tasks) unlimited in terms of duration and producing a discernable result.

In order to allocate expenses across calculation items processes are divided into main production processes, auxiliary production processes and joint processes.

Main production processes are those intended directly for telecommunications service provision.

Auxiliary production processes are required for carrying out main and joint production processes, and related connected indirectly to telecommunications service provision.

Joint production processes are required for fulfillment of main production processes but not connected to telecommunications services provision.

Actual real production data of the Organization is **the basis for allocation of expenses**. These actual performance parameters are specified in Expense accounting guidelines.

All expenses related to core activities are deemed indirect expenses, i.e. allocated across the calculation items, and are accounted for in the context of production processes.

Core activity expenses are posted to account 30 Main production processes, and account 31 Auxiliary production processes.

Expenses related to non-core activity are charged to account 23 Auxiliary processes, account 29 Production facilitating processes and sites, and account 44 Sales expenses in the context of activity

© SVYAZINVEST 2004

types.

A full cost calculation and costing shall be performed for services rendered, performed works, manufactured products without specifying administrative and commercial expenses.

Costing of joint production processes is posted to account 32 Joint production processes.

Costs and expenses accumulated on account 31 Auxiliary production processes are allocated between main and joint production processes on accounts 30 Main production processes and 32 Joint production processes based on the data about allocation bases provided by operation units of the Organization at the end of an accounting period.

Expenses accumulated on account 30 Main production processes are allocated to account 20 Main production according to calculation items (services) based on the data on the allocation bases provided by operation units at the end of an accounting period, and to account 33 Equipment operation costs according to the equipment types of a conventional digital network, the data being provided by engineering departments annually. Allocation of costs and expenses across equipment types is effected in accordance with calculated data provided by technical departments, regarding shares of specific equipment type utilization in the main production processes.

Expenses accumulated on account 33 Equipment operation costs are allocated to account 20 Main production according to data on calculation items (services) based on the data provided by technical departments on the capacity and duration of usage of each equipment type in rendering specific service calculated at each year start or in case of significant changes in telecommunications network topography.

For the purpose of costing services, works, products of non-core activities actual expenses for services rendered, performed works and manufactured products delivered to warehouse, accumulated on accounts 23 Auxiliary production and 29 Production facilitating processes and sites are posted to account 43 Finished products (in case of finished product output), to relevant production process accounts (in the case of service rendering or performance of works for core activities), or to account 90 Sales, sub-account 90-04 Costs of sales for non-core activities (in case of wayside service rendering or performance of works). Debit balance of accounts 23 Auxiliary productions and 29 Production facilitating processes and sites reflects the costs of remaining production in progress.

Expenses allocated to account 32 Joint production processes are posted at the end of a reporting period to account 20 Main production pro rata to the amounts of expenses posted to the appropriate accounts.

Expenses for telecommunications services rendered, accumulated by service type on account 20 Main production are posted in full at the end of a reporting period to account 90 Sales sub-account 90-02 Cost of sales (core activities) with breakdown by calculation items (services).

Accounting and cost calculation and allocation for products (works, services) of non-core activities shall be determined by the Organization independently according to recommendations of industry regulations governing these issues in those industries to which the specific non-core activity type belongs.

Allocation of expenses of auxiliary productions and sites across their activities (realization, transfer free of charge, rendering services to other units of the Organization) is performed pro rata to direct expenses.

Costs of fixed assets valued at RUR10 thousand per unit written of as production costs (sales expenses) as they are brought into service are recognized as material expenses.

2.7 Deferred expenses accounting

Deferred expenses are expenses recognized in the reporting period but which cannot be included in the costs of sold services, works, products of this accounting period, e.g.:

- expenses incurred in introducing new production or product types before any sale of them is made;
- expenses on vacation payments in respect of future periods;
- license purchasing expense;
- property insurance expenses;
- expenses related to procurements of software and databases according to sale-purchase contracts or swap agreements, if the assets in question do not meet intangible asset conditions;
- expenses related to buy-out of property under leasing before lease period expire;

- other.

Deferred expenses are written down evenly through relevant sources to cover expenses in the period to which they are allocated. If it is proved impossible to define the period in which the incurred expenses should be written off, the period shall be determined by a special commission and approved by an order of the General Director.

For the accounting and reporting purposes expenses related to software and database purchases, as well as expenses related to buy-out of leased property are shown as other non-current assets.

2.8 Settlement accounting

Settlement through non-monetary funds shall be posted separately using account 76.15.

The Organization shall transfer long-term indebtedness (accounts payable and receivable) to short-time debt items at the moment when pursuant to terms and conditions of relevant agreements 365 days are left before the debt falls due.

For accounting purposes advance payments of capital nature are shown as other non-current assets

2.9 Accounting for credits and loans received.

The Organization shall transfer the long-term indebtedness on outstanding credits and loans to short-term debt (into relevant sub-account of account 66 Settlements under short-term credits and loans) at the moment when according to the terms of the credit and/or loan agreement 365 days are left before repayment of the principal.

If the Organization is granted a loan under an agreement which provides for a regular repayment by installments of the loan amount, as 365 days are left before a repayment of the falling due part of the loan, the amount falling due in 365 days will be transferred to short-term debt items into relevant sub-account of account 66 Settlements under short-term credits and loans.

In the event that a short-term loan agreement is extended or the due date of repayment of a short-term part of a long-term loan is put off in such a way that the maturity of the loan or the said part of it is over 365 days, the debt amount shall be transferred from short-term liabilities to long-term liabilities (to the relevant sub-account of account 67 Settlements under long-term credits and loans.

Interest payments due to lenders are posted regularly (monthly) in accordance with interest rates set by relevant contract.

For loans received in cash funds and through issuance of bills of exchange of the Organization the discount amount payable to the bill holder is posted as deferred expenses and subsequently written down to operating expenses monthly by equal portions during the whole period before maturity.

For bills of exchange carrying "at sight, but not earlier" sign the term before maturity based on which the discount at the reporting period end is determined as expected period before maturity defined according to bill of exchange regulations (365 (366) days plus period from the bill of exchange execution through the date of bill presentation for payment).

For loans received in cash funds and by issuing bonds of the Organization, if issued bonds are sold at the price different from their face value (including the discount), the discount amount is posted as deferred expenses and subsequently written down to operating expenses monthly by equal portions during the whole period before maturity of the bonds.

Additional expenses related to received credits and loans, placement of debt instruments are posted to operating expenses of the period when the said expenses were incurred.

2.10 Internal intra-corporate settlement arrangements and submitting information by separate units.

In order to arrange internal settlements inside the Organization account 79 Intra-corporate settlements shall be used.

All financial and business transactions conducted between units of the Organization are conducted pursuant to notice (letter of advice) through the upper management level. Transactions between structural units of the Organization shall be conducted through relevant regional subsidiaries. Transactions between regional subsidiaries shall be conducted via the Directorate of the Organization.

2.11 Arrangements for creation of specific target funds.

The Organization shall not create funds at the expense of its undistributed profit of the reporting year

unless creation of such funds is stipulated by founding documents of the Organization.

These funds shall be allocated and appropriated based on a resolution of a general meeting of shareholders taking into account provisions of the Law on Joint-Stock Companies.

2.12 Allocation to and appropriation of reserves

The Organization shall establish the following reserves:

- provisions to cover devaluation of investment in securities (at the reporting year end);
- doubtful debt provisions (quarterly);
- provisions to cover devaluation of tangible items (at the end of a reporting year);
- deferred expense allowances (quarterly);
- contingent liabilities provisions.

Doubtful debt provisions are allocated quarterly before compiling accounting reports in respect of doubtful debt.

Doubtful debt provisions are allocated according to results of stock-taking of accounts receivable, unpaid when due under the relevant arrangements and is not secured by a pledge, surety, bank guarantee.

Taking into account that specific analysis of each individual doubtful debt in respect of services of telecommunications companies is virtually impossible due to large number of subscribers, provisions are allocated for all unpaid debts, with payment overdue for over 90 days, to the full amount of the debts. No provisions are allocated for in respect of debts with payment overdue by less than 90 days.

2.13 State (government) aid accounting (in respect of budget allocated funds).

Funds allocated from the state budget (subsidies, transfers from budget) are recognized for accounting purposes as the funds or non-monetary resources are actually received.

2.14 Financial investment accounting

For the accounting purposes financial investments are distinguished by investment type and maturity.

Upon sale or other retirement including redemption of securities, valuation of issued securities to be retired shall be made at the initial purchase price (FIFO), redeemed debt instruments not issued for circulation are valued at the actual price.

By term to maturity financial investments are divided into:

- ***long-term*** – those investments made with the intention to receive income on them for over 12 months from the accounting date, unless they mature after less than 12 months from the reporting date;
- ***short-term***;
  - investments made without intention to receive income on them for over 12 months;
  - investments with maturity within 12 months from the reporting date;
  - securities acquired solely for resale, regardless of their term to maturity.

Long-term investments shall be reclassified as short-term ones:

- in the event that initial intention to receive income within following 12 months is changed;
- if their term to maturity becomes less than 12 months from the reporting date;

Short-term financial investments maturing after over 12 months from the reporting date shall be treated as long-term ones (and be posted on the relevant sub-account) if the initial intention to receive income on them for not more than 12 months is changed.

Determination of the investment class (long- or short-term) shall be made by an expert (structural unit) appointed by an order of the General Director of the Organization and stated in a document to be submitted to the chief accountant office according to the form specified by the Organization.

Original cost of financial investments acquired for payment is formed in the amount of the actual expenses related to the purchase.

Original cost of financial investments acquired under contracts stipulating payments in roubles in the amount equivalent to the amount in foreign currency (conditional monetary units) is formed taking into account adjustments related foreign currency translations before accepting the assets as financial investments.

As far as debt instruments are concerned the difference between the actual acquisition cost of securities and par value is not posted to financial results.

Cost of financial investments for which the current market price can be determined according to regulations is adjusted at the reporting year end.

2.15 R&D accounting

For the purposes of accounting the following items are recognized as other non-current assets: completed R&D, results of which according to applicable legislation are not the object of legal right protection, or not registered according to regulations, if they are legally protected.

R&D expenses are written down as ordinary activity expense according to the straight-line method as of the 1 day of the month, following the month in which actual use of obtained results started in production, service provision, or for management purposes.

Straight line method is employed to write down R&D expenses evenly for 3 years.

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ANNEX 2. LIST OF GUIDELINES

1. Regulations on taking stock of assets and liabilities and measures to ensure preservation of assets.
2. Regulations on accounting organization principles.
3. Regulation on workflow arrangements.
4. Fixed assets accounting guidelines.
5. Intangible asset accounting guidelines.
6. Capital construction accounting guidelines.
7. Financial investment accounting guidelines.
8. Production inventory accounting guidelines.
9. Expense accounting guidelines.
10. Cash flow and money document accounting guidelines.
11. Revenue accounting guidelines.
12. Accounting guidelines for customer and purchaser accounts.
13. Accounting guidelines for supplier and contractor accounts.
14. Accounting guidelines for settlements with other debtors and creditors.
15. Loan and credit accounting guidelines.
16. Accounting guidelines for settlements of personnel accounts.
17. Equity accounting guidelines.
18. Specific target financing accounting guidelines.
19. Accounting guidelines for allocations to reserves.
20. Accounting guidelines for intra-company accounts and transactions.
21. Guidelines for compiling accounting reports of the Organization.
22. Guidelines for gathering information on profit tax calculation in JSC CenterTelecom.

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Annex 2
to order of the General Director
JSC CenterTelecom # 724 of December 31, 2003

REGULATIONS
ON
ACCOUNTING POLICIES FOR TAXATION PURPOSES
OF JOINT-STOCK CENTRAL TELECOMMUNICATION COMPANY

FOR 2004

Moscow
2004

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1. General

These Regulations on Accounting Policies of Joint-Stock Telecommunications Company (the "Organization") for taxation purposes was developed pursuant to requirements of tax legislation of the Russian Federation.

For the purposes of these regulations by accounting policies of the Organization is meant a set of rules for arrangements and implementation technology selected by the Organization for taxation accounting in order to compile complete and fair information on accounting procedure for the purposes of taxation of business transactions and operations carried out in the reporting (taxation) period, and to provide information for external and internal users in order to exercise control over accurate, full and timely calculation and payment of applicable taxes.

Where the system of tax accounting regulations of the Russian Federation does not set out specific arrangements of tax accounting for a concrete item, the relevant provisions of the accounting policies of the Organization were developed based in effective tax legislation.

Accounting policies of the Organization for taxation purposes being the basis of the tax accounting system, shall ensure:

- compliance with basic accounting principles, like completeness, accuracy, timeliness, no contradictions, rationality, continuity and consistency;
- meeting tax legislation requirements applicable to tax reports;
- common methods and practices of tax accounting implementation in the Organization as a whole and its structural units[4];
- fast and flexible response of the tax accounting system to changes in environment of financial and business activities and taxation regime;
- accurate, correct, complete and timely calculation and payment of taxes.

These regulations alongside with general mandatory requirements and rules give due consideration to specifics of the telecommunications Organization:

- existence of internal documents regulating the accounting process viewed at the angle of industry specifics;
- existence of a significant number of units sometimes located considerably far from the location of the Organization;

Accounting methods includes:

- methods of grouping and assessment of business activity facts, depreciation of asset values, revenue and expense recognition;
- workflow arrangements;
- internal control system;
- methods of using accounting data and the system of accounting registers;
- other relevant accounting means, methods and techniques.

Tax accounting methods selected by the Organization in developing these accounting policies shall be approved by an order of the General Director and applied as of January 1, 2004.

The following structural units are set up in the Organization:

- subsidiary (regional branch – a separate unit located beyond the location of the registered office of the Organization (the state registration location of a legal entity), performing functions specified by regulations on a regional subsidiary and entrusted with property, accounted for on a separate balance sheet of the subsidiary and the balance sheet of the Organization;
- a separate structural unit of the Organization – other territorial unit established in a location

[4] For the purposes of this document unless expressly stated otherwise by units of the Organization are meant regional subsidiaries/branches and structural units.

separated from that of the Organization, and where permanent work places are set up.

All officers/employees whose job is related to issues regulated by the Tax accounting policies shall be guided in their activities by these Regulations:

- management of the Organization;
- heads of regional subsidiaries and structural units responsible for organization and status of accounting in the units under their command;
- employees working in units and divisions responsible for timely development, revision and provision of regulatory and reference information to the executing units;
- employees of all units and divisions responsible for timely provision of source documents to accounting offices and/or tax authorities;
- employees working in accounting (tax) offices responsible for timely and quality execution of all work related to tax accounting and compilation of tax reports.

Tax accounting policies are developed for 2004 and shall not be amended otherwise than in following cases:

- changes in tax and levies legislation;
- changes in the accounting methods being applied

If the Organization has embarked on new types of activities it shall also determine and include in the tax accounting policies relevant principles and recognition methods for the purposes of taxation of these new activities.

Changes to be introduced in the regulations on tax accounting policies shall be approved by the General Director.

Decision on making amendments in the tax accounting policies if applied accounting methods change, shall be made as from the start of a new accounting period, and if tax and levies legislation changes, the policies shall change effective not earlier than changes of the said legislation.

2. General principles of tax accounting organization

The main tasks of the tax accounting organization are:

- to set forth general principles of separation of powers and responsibilities of tax and other accounting divisions on each management level (vertically) and inside each management level (horizontally);
- creation of a single system of normative documents of the Organization regulating operations of tax and other accounting units in the accounting system of the Organization.

Tax accounting is carried out by tax accounting division on all management level of the Organization (in the subsidiaries, representative offices and structural units of subsidiaries). Tax accounting units shall be established as divisions (groups), tax groups of accounting offices, and report to chief (senior) accountants.

Responsibilities for organization and execution of tax accounting lie with the head and chief accountant of the Organization, respective regional subsidiary, structural unit.

Pursuant to Article 19 of the Tax Code of the Russian Federation the Organization is the taxpayer and payer of applicable levies. Separate structural units of the Organization perform the taxpayer and tax agent duties according to the effective applicable tax legislation and regulations of the Organization, regulating accounting with respect of specific taxes.

Allocation of functions of tax accounting and reporting, calculation and payment of taxes and other mandatory payments between management levels shall be defined by specific tax legislation on concrete taxes, these accounting policies and guidelines for calculation and payment of specific taxes.

Tax returns are compiled based on aggregate registers of tax accounting. Synthetic registers of tax accounting are kept in the form of tax declaration sheets of relevant taxes featuring additional details (interpretation).

Composition and format of synthetic registers are shown in Annex 1 to these regulations.

Arrangements and specifics of data records in synthetic registers of tax accounting and compiling tax declarations are given in the Guidelines for calculation and payment of principal taxes.

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3. VAT accounting arrangements

3.1 Making entries in the journal of invoice registration, purchase and sales ledgers

The Organization maintains the purchase ledger and sales ledger, journals of issued and received invoices using computer system. Not later than the 20th day of each month following the reporting month the purchase ledger is printed out, pages are numbered, bound and sealed.

Journals of issued and received invoices, purchase ledger and sales ledger are kept in electronic form by regional subsidiaries and structural units as sections of the unified journals of issued and received invoices, joint purchase ledger and sales ledger.

Invoices are issued using a computer, but may be filled out by hand writing.

Invoices, purchase ledger and sales ledger are signed by the General Director and Chief Accountant of the Organization or by other officers. The persons entitled to sign these documents are appointed by an order for the Organization.

Bills for telecommunications services rendered are issued simultaneously with payment-settlement documents once a month not later the fifth day of the month following the elapsed one.

Invoices in respect of telecommunications services are not issued to natural persons (individuals). The Organization issues a single common invoice for the total volume of services rendered to individuals in the reporting period to be entered into the sales ledger.

Invoices in respect of services rendered (executed works, shipped goods) are issued to purchasers by the Directorate, regional subsidiaries and structural units (pursuant to the approved organizational chart of the Organization). The head of the Organization shall specify the list of persons entitled to sign invoices.

Numbering of invoices in the purchase ledger and sales ledger is in growing order. Composite numbers shall be used, specifying the indices of the Directorate, regional subsidiary and structural units of the subsidiary. Numbers are assigned according to codes developed by the Directorate. Code of the Directorate, the regional subsidiary or structural unit is an integral part of the invoice reference number.

Sections of the purchase ledger and sales ledger for the reporting period are provided in the electronic form by regional subsidiaries and structural units to the Directorate of the Organization to compile the joint single purchase ledger and sales ledger and issuing VAT declaration.

Copies of issued invoices, of the purchase ledger and sales ledger are kept in the electronic form. If required these documents can be printed out in full and duly executed.

3.2. Determination of revenue recognition and the date of tax base identification for sales of goods, services, works

For the purpose of VAT calculation, the date of tax base identification for realization (transfer) of goods, services, works is set on the date of making payments for shipped goods (performed works, services rendered).

3.2 Separate accounting of transactions taxable and not-taxable by VAT.

Tax amounts submitted by sellers of goods (works, services) to the Organization are accepted for the deduction, or taken into account in the cost of these goods (works. services) pro rata to their utilization in production and/or realization of goods (works, services), realization transactions being either tax-exempt or not. The pro rata portion is defined based on the share of the cost of shipped goods (works, services) realization of which are taxable (tax-exempt), in the total cost of goods (works, service) shipped in the reporting period.

In the event that in a tax period the share of the total production costs of goods (works, services) realization transactions of which are tax exempt, does not exceed 5% of the total production costs, the tax amounts submitted by sellers of goods (works, services) to the Organization, there shall be no proportional division of the amounts of incoming VAT; all the tax amounts submitted to the Organization by sellers of goods (works, services) used in production in this reporting period to be deducted as stipulated by legislation.

3.4 Separate accounting for transactions taxable by VAT according to different tax rates.

The Organization supports separate accounting for transactions taxable by VAT according to different tax rates.

3.5 Telecommunications for the service purposes

According to the Russian legislation telecommunications for service purposes cannot be used for provision of services under a sale contract, and consequently is not recognized as VAT taxable. The rules for recognition of telephone communications as service connections are given in par. 4.1 hereof.

4. Arrangements for profit tax accounting

4.1 General provisions of revenue and expense recognition

For the purpose of profit tax calculation revenues of the Organization are determined by accrual methods, i.e. revenues are recognized in the reporting (tax) period when they occurred, regardless of actual receipt of cash funds, other property (works, services) and/or property rights.
Revenues generated by rented property of the Organization are recognized as sales revenues.
Fees (royalty) from provision for use of results of intellectual activities and means of individualization made equal to them (in particular, from provision for use of rights arising from patents for inventions, industrial samples and other types of intellectual property) are recognized as non-sales revenues.
For the tax accounting purposes revenue classification is applied similar to the one accepted in accounting (par. 2.5 of the accounting policies regulations).

Given the specifics of telecommunications service provision the following moment of revenues recognition is defined for separate types of activities:

- provision of a local telephone connection (local call) to fixed line subscribers in rural and urban areas – the last day of the month in which the services were rendered;
- provision of a local telephone call made from an urban pay-phone - the last day of the month in which the services were rendered;
- provision of a domestic long-distance (intra-tariff band) telephone call, including calls made using a payphone - the last day of the month in which the services were rendered;
- provision of a domestic long-distance (intra-tariff band) telephone call at public telephone office – the day when the service was rendered;
- provision of an international telephone call, including calls made using a payphone - the last day of the month in which the services were rendered;
- provision of an international telephone call at public telephone office – the day when the service was rendered;
- transmission of domestic and international telegrams - the day when the service was rendered;
- usage of a subscriber sound program wireline connection - the last day of the month in which the services were rendered;
- Internet services - the last day of the month in which the services were rendered.

The following moments of revenue recognition are defined for non-sales revenues:

- For non-sales revenues specified in par. 4 Article 271 of the Tax Code of the RF – pursuant to provisions of the said norm;
- For property revealed during stock-taking exercise – the date of executing the results of taking stock.

For some expense related to production and sales the following moments of their recording are defined:

Depreciation is recorded monthly based on the amount of depreciation charges calculated according to Articles 259 and 322 of the Tax Code of the RF and by these regulations if the Tax Code does not lay down specific requirements.

Service telecommunications expenses if connections are provided according to Article 50 of the Telecommunications Act of the RF #126-FZ of July 7, 2003 and following arrangements laid down by the Ministry of Communications, are recognized as expenses for the taxation purposes in the reporting (tax) period in which they were incurred. Service telecommunications cannot be used for provision of

service under a contract for consideration.

In particular, the following instances are recognized as service telecommunications: using networks of operators for engineering and adjustment, including those of interconnected operators; connections set up between two operators using trunk links; connections established for calling the called subscriber; transmission of emergency messages, etc.

For service telecommunications to be recognized as expense for taxation purposes, the following conditions should be met:

connections are used for administrative management and technical operation of telecommunications networks;

connections are made by the Organization's employees using specially allocated phone numbers;

the total volume of service telecommunications should not exceed 3% of the total traffic volume.

A document confirming service natures of telecommunications should be an order of a head of subsidiary (a structural unit) approving the list of persons (an employee category) allowed to make service connections, and phone number used for making/taking service calls.

4.2 Accounting for depreciable property and transactions with it

4.2.1 Depreciation charges

Depreciation of all items of depreciable property is charged by the straight-line method. Depreciation method cannot be changed during the whole depreciation period for a depreciable item.

Useful life of intangible items is approved by the head of the Organization on the recommendation of functional divisions as required.

Classification of fixed assets included in depreciation groups is determined by the Unified classification of fixed assets of JSC CenterTelecom, approved by an order of the General Director.

For fixed assets not listed in any depreciation group the useful life is defined by the head of the Organization pursuant to technical requirements or recommendations of the manufacturer according to opinion of functional divisions.

A special factor not higher than 3 set according to the relevant leasing contract is added to the basic depreciation rate of depreciable fixed assets included in the leased property of the Organization.

With respect to depreciable fixed assets operated in aggressive environment and/or intensive utilization by higher number of shifts, the Organization applies a special factor not more than 2 with the basic depreciation arte. The list of such fixed assets is defined by an order of the head of the Organization acting on the basis of opinions of functional divisions.

For passenger cars and minibuses with original cost of over RUR300 thousand and RUR400 thousand respectively, the basic depreciation rate with a special factor of 0.5 shall be applied.

No lower depreciation rates shall be applied to other fixed assets.

For acquired fixed assets being in use before the depreciation rate is defined given the useful life less the duration of operation by the former owner. If the period of operation by the former owner exceeds the useful life of the fixed asset in question, the remaining period of useful operation should be approved by the head of the Organization, based on the opinion of functional divisions taking into account safety regulations and rules and other factors.

4.2.2 Modernization, reconstruction and technical upgrade of fixed assets

Increasing or leaving without changes the useful life of a reconstructed or modernized fixed asset shall be performed taking into account approved scheduled of replacement of this asset, safety requirements and other factors, confirmed by functional divisions and approved by the head of the Organization.

The monthly depreciation charges applied to any fixed asset after reconstruction, modernization or technical upgrade are defined as the depreciated value of the reconstructed. modernized or upgraded fixed asset multiplied the depreciation rate calculated for the asset in question according to the following formula:

$$K' = (1/n') \times 100\%,$$

where K' is the depreciation rate as the percentage of the depreciated value of the depreciable item;

n' – remaining useful life of the depreciable asset in months.

4.3 Valuation of some items of written off (realized) property

The average cost method is used for writing off raw and other materials used in production (manufacturing) of goods (execution of works, provision of services).

Cost of acquired goods being realized is defined as the average cost.

Realized or otherwise retired issued securities are valued at the cost of the initial purchase (FIFO method); other securities at retirement are valued at the unit cost

4.4 Allocations of reserves for taxation purpose

The Organization shall allocate doubtful debt provisions for taxation purposes.

4.4.1 Doubtful debt provisions

For the purpose of doubtful debt provisions accounts receivable are taken account in the amounts claimed by the seller from the customer, including VAT.

Results of stocktaking of accounts receivable for the purpose of doubtful debt provisions should be formalized by a statement following the form provided in Annex 2 to these regulations.

4.5 Interest on debt obligation recognized as expense

The upper limit of interest recognized as expense under debt obligations of any type is equal to refinancing rate of the Central Bank of the Russian Federation multiplied by 1.1 in the case of ruble denominated obligation, and equal to 15% for foreign currency denominated obligations.

4.6. Separate accounting for taxation purposes

For the activities taxable by profit tax, the Organization keeps separate accounting records of transactions taxable according to provisions of chapter 25 of the Tax Code of RF Profit tax and transactions regulated by other tax regimes.

The Organization keeps separate accounting records of revenues and expenses, as well as profit and loss of transactions for which chapter 25 of the Tax Code of RF provides different from regular arrangements of profit and loss recognition, and in those cases where profit tax rate different from 24% is applicable for profit from certain transactions, in particular:

- revenues (expenses) received (realized) from transactions involving securities traded on organized securities market;
- revenues (expenses) received (realized) from transactions involving securities not traded on organized securities market;
- revenues (expenses) received (realized) from transactions involving government issued securities and municipal securities;
- revenues (expenses) received (realized) by auxiliary productions and sites;
- revenues (expenses) received (realized) in the event of receiving specific target financing;
- revenues received in the form of dividends;
- revenues (expenses) received (realized) from transactions involving assignment (re-assignment) the right of claims;
- expenses incurred in liquidation, sales and other retirement of fixed assets.

4.7 Payment of taxes

Upon the results of each reporting (tax) period the Organization calculates the amount of the advance payment based on the tax rate and taxable profit accumulated from the beginning to the end of the reporting (tax) period. During the whole reporting period the Organization calculates the amount of the advance monthly payment.

The share of profit assigned to separate structural units is defined as the arithmetic mean of the specific

© SVYAZINVEST 2004

weight of the average number of employees and specific weight of the depreciated value of depreciable property of the structural unit in question in the total average number of employees and depreciated value of depreciable property of the Organization as a whole.

The average number of employees is defined according to arrangements approved by Goscomstat of Russia, i.e. by summing average number of employees for all months of the reporting (tax) period and dividing the sum by the number of months in the reporting (tax) period.

THE LIST OF ANNEXES

Annex 1. The concept of handling tax accounting for profit tax purposes.

Annex 2. The form of statement of results of accounts receivable stock-taking for the purposes of making doubtful debt provisions.

© SVYAZINVEST 2004